Form 20-F
period 2011-12-31
UCI HOLDINGS LTD
filed 2012-03-26
CIK 1513050

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-173626

UCI HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable	New Zealand
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Level Nine

148 Quay Street

Auckland 1010 New Zealand

(Address of principal executive offices)

George DiRado

1900 West Field Court

Lake Forest, Illinois 60045

Tel (847) 482-4165

Fax (847) 615-6497

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Certain References

In this annual report, unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “Company” refer to (i) UCI International, Inc. and its subsidiaries (including UCI (as defined herein)), prior to the date of the UCI Acquisition (as defined herein) and (ii) following the UCI Acquisition, Holdings (as defined herein) and its consolidated subsidiaries.

Market Data

We obtained the industry, market and competitive position data used throughout this annual report from our own internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Estimates of historical growth rates in the markets where we operate are not necessarily indicative of future growth rates in such markets. In addition, unless stated otherwise, market share and market position data used throughout this annual report refer to our share of the North American light vehicle aftermarket.

Unless stated otherwise, all market industry statistics, excluding estimates that are qualified by our belief, are based on data included in the 2012 Automotive Aftermarket Industry Association (“AAIA”) Digital Automotive Aftermarket Factbook (the “Factbook”), which combines the latest available aftermarket industry data from many sources including original AAIA research, government sources and independent research suppliers.

Certain Definitions

In this annual report:

“2006 Credit Facility” refers to UCI’s (as defined herein) senior secured term loan facility and senior secured revolving credit facility, which were repaid in full on September 23, 2010 with proceeds from the 2010 Credit Facility (as defined herein).

“2010 Credit Facility” refers to UCI International’s term loan facility in an aggregate principal amount of $425.0 million, which was fully funded on September 23, 2010, and a revolving credit facility in an aggregate principal amount of $75.0 million, none of which was drawn. The 2010 Credit Facility was repaid and terminated as part of the Transactions (as defined herein).

“Acquisition Co.” refers to Uncle Acquisition 2010 Corp, which was the initial issuer of the Senior Notes (as defined herein), and which was merged with and into UCI International, Inc. with UCI International, Inc. as the surviving company in the UCI Acquisition (as defined herein).

“aftermarket” refers to the North American light and heavy-duty vehicle replacement products market.

“Autoparts Holdings” refers to Autoparts Holdings Limited, an affiliate of Rank Group (as defined herein) and ultimately owned by our strategic owner, Graeme Hart.

“ASC” refers to ASC Industries Inc., which was acquired by UCI International, Inc. in 2006.

“CAGR” refers to compounded annual growth rate.

“Carlyle” refers to The Carlyle Group; prior to the UCI Acquisition, affiliates of Carlyle owned approximately 90% of the common stock of UCI International, Inc. with the remainder owned by former members of our board and certain current and former employees.

“Combined Year Ended December 31, 2011” refers to the Successor (as defined herein) year ended December 31, 2011 combined with the Predecessor (as defined herein) period January 1, 2011 through January 25, 2011.

“C$” refers to the lawful currency of Canada.

“DIFM,” an acronym for “do-it-for-me,” refers to consumers who use professionals to perform the maintenance and repair work needed on their own vehicles.

“DIY,” an acronym for “do-it-yourself,” refers to consumers who themselves perform the maintenance and repair work needed on their vehicles.

“dollars” or “$” refers to the lawful currency of the United States.

“Equity Contribution” means cash in the amount of $320.0 million contributed to Acquisition Co. in connection with the UCI Acquisition.

“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

“fill rate” refers to the percentage of orders received which we fill in their entirety in the time agreed upon.

“Former UCI International External Borrowings” refers to the Senior PIK Notes (as defined herein) and the 2010 Credit Facility.

“FRAM Group” refers to the former automotive consumer products group of Honeywell International, Inc. which was acquired by Autoparts Holdings on July 29, 2011.

“GAAP” refers to generally accepted accounting principles in the United States.

“Holdings” refers to UCI Holdings Limited, a New Zealand limited liability company and the indirect parent of UCI International, Inc.

“Issuer” refers to UCI International, Inc., as successor by merger to Uncle Acquisition 2010 Corp.

“Merger Agreement” refers to the Agreement and Plan of Merger dated November 29, 2010, by and among UCI International, Inc., Rank Group (as defined herein), and Acquisition Co. pursuant to which Acquisition Co. merged with and into UCI International, Inc. with UCI International, Inc. continuing as the surviving corporation and an affiliate of Rank Group.

“North America” and “North American” refer to the United States and Canada.

“OEM” refers to original equipment manufacturers.

“OES” refers to original equipment service providers (the service organizations connected with new car dealers).

“Predecessor” refers to UCI International (as defined herein) and all financial information of UCI International prior to the UCI Acquisition (as defined herein). The Predecessor period January 1, 2011 through January 25, 2011, includes the operations of UCI (as defined herein) for this period.

“Previously Outstanding Subordinated Notes” refers to UCI’s 9 3/8% Senior Subordinated Notes due 2013, which were discharged on October 25, 2010.

“Rank Group” refers to Rank Group Limited, a private company based in New Zealand and is wholly owned by Graeme Hart.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Senior Notes” refers to $400.0 million aggregate principal amount of our 8.625% Senior Notes due 2019 and guarantees thereof issued as part of the Transactions (as defined herein) on January 26, 2011.

“Senior PIK Notes” refers to the floating rate Senior PIK Notes due 2013 issued by UCI International, Inc. on December 20, 2006; of which $355.1 million aggregate principal amount was outstanding at both December 31, 2010 and January 26, 2011. In connection with the Transactions (as defined herein), we purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011. Also, on January 26, 2011, we (i) called for redemption all of the Senior PIK Notes that were not purchased as of the time of the UCI Acquisition and (ii) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes.

“Senior Secured Credit Facilities” refers to the Senior Secured Term Loan Facility (as defined herein) and the Senior Secured Revolving Facility (as defined herein) entered into as part of the Transactions (as defined herein) on January 26, 2011.

“Senior Secured Revolving Facility” refers to the $75.0 million senior secured revolving credit facility entered into as part of the Transactions (as defined herein) on January 26, 2011.

“Senior Secured Term Loan Facility” refers to the $300.0 million senior secured term loan facility entered into as part of the Transactions (as defined herein) on January 26, 2011.

“Successor” refers to Holdings and all financial information of Holdings for the Successor period November 26, 2010 through December 31, 2010, as of December 31, 2010 and the Successor year ended December 31, 2011. The Successor year ended December 31, 2011, includes the operations of UCI (as defined herein) for the period from the UCI Acquisition (as defined herein) to December 31, 2011.

the “traditional” distribution channel refers to warehouse distributors, jobber stores and professional installers.

“Transactions” refers to (i) the offering of $400.0 million of the Senior Notes, (ii) the Equity Contribution, (iii) the borrowings under the Senior Secured Credit Facilities, (iv) the repayment of the 2010 Credit Facility, (v) the repurchase, call for redemption and satisfaction and discharge of the Senior PIK Notes, (vi) the UCI Acquisition, (vii) the merger of Acquisition Co. with and into UCI International, Inc., with the result that UCI is the direct, wholly owned subsidiary of UCI International, Inc., (viii) the transactions related to the foregoing and (ix) the payment of fees and expenses related to the foregoing, which occurred on January 26, 2011.

“UCI” refers to United Components, Inc., a wholly owned direct subsidiary of UCI International, Inc.

“UCI Acquisition” refers to the merger on January 26, 2011 of Acquisition Co., an indirect wholly owned subsidiary of Holdings and an affiliate of Rank Group, with and into UCI International, Inc. with UCI International, Inc. surviving the merger. See “Part 1, Item 4. Information on Holdings and Its Subsidiaries — History and Development — Holdings’ History.”

“UCI International” refers to UCI International, Inc., together with its subsidiaries.

“United States” and “U.S.” refer to the United States of America.

with respect to our customers, “Advance” refers to Advance Stores Company, Inc.; “AutoZone” refers to AutoZone, Inc.; “CARQUEST” refers to CARQUEST Auto Parts Inc.; “Chrysler” refers to Chrysler Group LLC; “Ford” refers to Ford Motor Company; “GM” refers to General Motors Company; “NAPA” refers to NAPA Autoparts Inc.; and “O’Reilly” refers to O’Reilly Automotive, Inc.

Presentation of Financial Information and Summary of Transactions

The audited consolidated financial statements of Holdings as of December 31, 2011 and 2010, for the year ended December 31, 2011 and the period November 26, 2010 through December 31, 2010, included elsewhere in this annual report, represent those of the Successor. The UCI Acquisition occurred on January 26, 2011. As such,

Holdings’ results of operations for the year ended December 31, 2011 include the results of operations of UCI International only from the date of the UCI Acquisition. The audited consolidated financial statements of Holdings were prepared using the purchase method of accounting. Under the purchase method of accounting, the purchase price is required to be allocated to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair market values as of the date of the acquisition, with any excess purchase price allocated to goodwill. Because Holdings was formed on November 26, 2010 in connection with the Transactions, it has no financial statements as of or for periods ended prior to that date. Prior to the UCI Acquisition, Holdings generated no revenue and incurred no expenses other than merger and acquisition costs in anticipation of the UCI Acquisition.

The audited consolidated financial statements of UCI International as of December 31, 2010 and for the period January 1 through January 25, 2011 and the years ended December 31, 2010 and 2009, included elsewhere in this annual report, represent those of the Predecessor and have been prepared based upon the historical carrying amounts of assets and liabilities of UCI International.

The consolidated financial statements of Holdings and of UCI International have been audited by Grant Thornton LLP.

On November 29, 2010, UCI International, Inc. entered into the Merger Agreement by and among UCI International, Inc., Rank Group, and Acquisition Co. pursuant to which Acquisition Co. agreed to be merged with and into UCI International, Inc., with UCI International, Inc. continuing as the surviving corporation and an affiliate of Rank Group. The merger and the related Transactions were completed on January 26, 2011.

In addition, on January 26, 2011, we (i) repaid and terminated the 2010 Credit Facility, (ii) purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011, (iii) called for redemption any of the Senior PIK Notes that were not purchased as of the time of the UCI Acquisition and (iv) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

On January 26, 2011, UCI International entered into the Senior Secured Credit Facilities, which consisted of a $300.0 million Senior Secured Term Loan Facility which was drawn at closing, and a $75.0 million Senior Secured Revolving Facility, which was undrawn at closing. Availability under the Senior Secured Revolving Facility was reduced at closing by $16.3 million representing certain letters of credit issued at the closing of the Transactions. Also on January 26, 2011, we issued the Senior Notes in an aggregate principal amount of $400.0 million.

The Transactions were financed with (i) the net proceeds from the issuance of the Senior Notes, (ii) the Equity Contribution, (iii) borrowings under the Senior Secured Term Loan Facility, (iv) advances from Rank Group and (v) available cash of UCI International.

Accounting Principles

Unless otherwise indicated, financial information in this annual report has been prepared on the basis of and in accordance with GAAP.

Forward-Looking Statements

This annual report contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements.

Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to:

•	our substantial indebtedness, which could adversely affect our ability to fulfill our obligations under the Senior Notes and our Senior Secured Credit Facilities;

•

risks related to restrictive covenants in the Senior Notes, our Senior Secured Credit Facilities and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility;

•	growth of, or changes in, the light and heavy-duty vehicle aftermarket;

•	maintaining existing sales levels with our current customers while attracting new ones;

•	the shift in demand from premium to economy brands by end consumers;

•	operating in international markets and expanding into adjacent markets while strengthening our market share in our existing markets;

•	the impact of general economic conditions in the regions in which we do business;

•	increases in costs of fuel, transportation and utilities and in the costs of labor, employment and healthcare;

•	general industry conditions, including competition, consolidation, pricing pressure and product, raw material and energy prices;

•	our relationship with AutoZone creates risks associated with a concentrated net sales source;

•	our contracts with our customers are generally short-term and do not require the purchase of a minimum amount;

•	disruptions in our supply chain;

•	implementing effective cost-cutting initiatives;

•	the introduction of new and improved products or manufacturing techniques;

•	the impact of governmental laws and regulations and the outcome of legal proceedings;

•	changes in exchange rates and currency values;

•	capital expenditure requirements;

•	access to capital markets;

•	protecting our intellectual property rights;

•	our dependence on key personnel or our inability to hire additional qualified personnel;

•	our ability to implement our cost sharing and manufacturing arrangements with FRAM Group;

•	the risks and uncertainties described under “Part I, Item 3. Key Information — Risk Factors” and “Part I, Item 5. Operating and Financial Review and Prospects”; and

•	risks related to other factors discussed in this annual report.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Several important factors that could cause actual results to differ materially from our expectations are disclosed under “Part I, Item 3. Key Information — Risk Factors” in this annual report. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our public communications. You should evaluate all forward-looking statements made in this annual report in the context of these risks and uncertainties.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

Selected Historical Consolidated Financial Data

The selected financial data has been derived from Holdings’ and, prior to Holdings’ inception, UCI International’s consolidated financial statements. The financial data of Holdings as of December 31, 2011 and 2010, for the year ended December 31, 2011 and for the period November 26, 2010 through December 31, 2010 has been derived from the audited consolidated financial statements of Holdings included elsewhere in this annual report. The financial data of UCI International as of December 31, 2010, for the period January 1, 2011 through January 25, 2011 and for the years ended December 31, 2010 and 2009 has been derived from the audited consolidated financial statements of UCI International included elsewhere in this annual report. We derived the balance sheet data as of December 31, 2009, 2008 and 2007 and the statement of income data for the 2008 and 2007 years from the audited consolidated financial statements of UCI International that are not included herein. Because Holdings was formed on November 26, 2010 in connection with the Transactions, it has no consolidated financial statements as of or for periods ended prior to that date. Prior to the UCI Acquisition, Holdings generated no revenue and incurred no expenses other than merger and acquisition costs of $1.3 million related to the UCI Acquisition.

	Successor		Predecessor
	Year Ended December 31, 2011	Year Ended December 31, 2010	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
(in millions)

Statement of income data:
Net sales (1)	$910.2	$—	$78.8	$945.0	$885.0	$880.4	$969.8
Cost of sales (2) (3)	710.4	—	60.3	708.6	688.2	705.2	751.6

Gross profit	199.8	—	18.5	236.4	196.8	175.2	218.2

Operating (expenses) income
Selling and warehousing	(66.2)	—	(5.1)	(60.5)	(56.6)	(62.9)	(61.2)
General and administrative (4)	(41.6)	—	(3.6)	(43.0)	(43.2)	(44.1)	(43.7)
Amortization of acquired intangible assets	(20.4)	—	(0.4)	(5.2)	(5.8)	(6.3)	(7.0)
Merger and acquisition costs (5)	(11.3)	(1.3)	(5.2)	—	—	—	—
Restructuring gains (costs), net (2) (6)	(1.3)	—	—	(1.7)	(0.9)	(2.4)	0.8
Stock-based compensation expense (7)	—	—	(15.1)	(0.4)	(0.4)	(0.8)	(3.4)
Trademark impairment loss (8)	(3.8)	—	—	—	—	(0.5)	(3.6)
Patent litigation costs (9)	(0.4)	—	(0.5)	(5.9)	(7.0)	—	—
Antitrust litigation costs (10)	(11.7)	—	(0.8)	(7.2)	(1.3)	(4.0)	—

Operating income (loss)	43.1	(1.3)	(12.2)	112.5	81.6	54.2	100.1
Interest expense, net	(51.7)	—	(4.7)	(60.8)	(60.5)	(65.4)	(72.9)
Management fee expense	—	—	(0.1)	(2.0)	(2.0)	(2.0)	(2.0)
Loss on early extinguishment of debt (11)	—	—	(24.2)	(8.7)	—	—	—
Debt commitment fees	(5.9)	—	—	—	—	—	—
Miscellaneous, net	(5.0)	—	(0.7)	(3.5)	(5.5)	(3.5)	(2.8)

Income (loss) before income taxes	(19.5)	(1.3)	(41.9)	37.5	13.6	(16.7)	22.4
Income tax (expense) benefit	0.9	—	14.0	(14.5)	(5.1)	4.3	(8.4)

Net income (loss) from continuing operations	(18.6)	(1.3)	(27.9)	23.0	8.5	(12.4)	14.0
Gain on sale of discontinued operations, net of tax	—	—	—	—	—	—	2.7

Net income (loss)	(18.6)	(1.3)	(27.9)	23.0	8.5	(12.4)	16.7
Less: Loss attributable to noncontrolling interest	—	—	—	—	(0.7)	(0.8)	(0.1)

Net income (loss) attributable to UCI Holdings Limited	$(18.6)	$(1.3)	$(27.9)	$23.0	$9.2	$(11.6)	$16.8

	$0,000.0	$0,000.0	$0,000.0	$0,000.0	$0,000.0	$0,000.0
	December 31,
	Successor		Predecessor
	2011	2010	2010	2009	2008	2007
(in millions)

Balance Sheet Data:
Cash and cash equivalents	$67.7	$—	$200.3	$131.9	$46.7	$42.0
Working capital	284.8	(6.6)	434.4	339.3	298.7	280.9
Total assets	1,448.8	5.3	1,145.3	1,058.9	1,007.7	1,002.0
Debt (including current maturities)	700.0	—	774.5	741.6	732.9	696.6
Total shareholder’s equity (deficit)	265.7	(1.3)	23.6	9.2	(7.5)	49.6

	$0,000.0	$0,000.0	$0,000.0	$0,000.0	$0,000.0	$0,000.0
	December 31,
	Successor		Predecessor
	2011	2010	2010	2009	2008	2007
(in millions)

Other Data:
Net cash provided by operating activities	$55.7	$—	$113.3	$129.3	$31.7	$93.1
Net cash used in investing activities	(195.0)	—	(27.5)	(22.1)	(31.5)	(19.0)
Net cash provided by (used in) financing activities	207.4	—	(17.3)	(22.0)	4.7	(63.5)

(1)	Net sales in 2008 included a special $6.7 million warranty provision related to unusually high warranty returns related to one category of parts.

(2)	Cost of sales in 2007 included $4.7 million of costs incurred in connection with the integration of our pre-ASC acquisition water pump operations with the operations of ASC. The remaining $0.7 million of water pump integration costs in 2007 are included in “Restructuring gains (costs), net.”

(3)	Cost of sales for the year ended December 31, 2011 included $16.4 million of additional inventory value associated with inventory sold after the UCI Acquisition date that was written up to fair market value as part of the purchase price allocation of the UCI Acquisition.

(4)	We incurred $6.5 million, $2.2 million and $2.3 million of costs in the Predecessor years ended December 31, 2010, 2009 and 2008, respectively, related to evaluating strategic opportunities including potential merger and acquisition and capital structure activities that are non-operating in nature. Costs in the Predecessor year ended December 31, 2010 include costs related to a proposed initial public offering of UCI International’s stock that was withdrawn in November 2010 and costs associated with the UCI Acquisition.

(5)	In connection with the UCI Acquisition, we incurred $11.3 million and $1.3 million of buyer-side merger and acquisition costs during the Successor year ended December 31, 2011 and the Successor period November 26, 2010 through December 31, 2010, respectively. During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred $5.2 million of seller-side merger and acquisition costs. These costs consisted primarily of investment banking, legal and other professional advisory fees and expenses.

(6)	We have taken various restructuring actions in 2011, 2010, 2009 and 2008 to align our cost structure with customers’ spending habits and market conditions. In addition during 2011, we have taken various actions with the respect to the outsourcing of certain of Autoparts Holdings’ filtration manufacturing to us. See further discussion of our cost sharing and filtration manufacturing arrangements with FRAM Group at “Part I, Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” The restructuring gain in 2007 includes a gain on the sale of land and previously idled building.

(7)	Non-cash stock based compensation expense related to stock based awards under UCI International’s amended and restated equity incentive plan. As a result of the UCI Acquisition, the remaining unvested stock options and restricted stock became vested. Immediately prior to the UCI Acquisition, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. This cost was recognized by UCI International as the Predecessor in January 2011. Compensation expense of approximately $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period. UCI International also incurred approximately $1.4 million of non-recurring costs associated with the stock based compensation expense.

(8)	During the Successor year ended December 31, 2011, we were notified by a customer of its decision to change suppliers to another manufacturer. The resulting impairment test indicated that the value of one of our indefinite lived trade names has been impaired. After completing a discounted cash flow fair value assessment, we have recognized a trademark impairment loss of $3.8 million related to this trade name. 2008 and 2007 amounts relate to trademark impairment losses due to a customer’s decision to market a significant portion of our products under the customer’s own private label brand.

(9)

Our wholly owned subsidiary Champion Laboratories, Inc. (“Champion”) was a defendant in litigation with Parker-Hannifin Corporation (“Parker-Hannifin”) pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringe a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of approximately $6.5 million. We recorded a provision of $6.5 million in the fourth quarter of 2009 and incurred trial costs of $0.5 million in the fourth quarter of 2009 related to this matter. During 2010, we incurred post-trial costs of $1.1 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million in damages and a permanent injunction. On March 17, 2011, the court issued an order denying Champion’s motion for a judgment at law and awarding Parker-Hannifin an additional $3.3 million in damages plus attorneys’ fees, estimated to be approximately $1.5 million. During the first quarter of 2011, we revised our estimate of the plaintiff’s attorneys’ fees and recorded an additional $0.5 million provision during the Predecessor period January 1, 2011 through January 25, 2011. In addition to the additional $0.5 million provision, we incurred post-trial costs of $0.4 million in the Successor year ended December 31, 2011. On April 15, 2011, Champion appealed the court order and the appeals court subsequently ordered the parties to enter into court-sponsored mediation. On July 18, 2011, Champion and Parker-Hannifin reached a settlement of this litigation, as well as other disputes between the companies. The settlement includes the payment of $9.0 million by Champion to Parker-Hannifin, $0.5 million in discounts granted to Champion for future purchases by Champion of Parker-Hannifin products, and the dismissal with prejudice of this case and certain other cases between the companies. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries — Litigation — Patent Litigation.”

(10)	Beginning in 2008, UCI and its wholly owned subsidiary Champion were named, along with several filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engage in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the remaining actions. As a result, during the fourth quarter of 2011, we recorded a provision of $7.8 million for the settlement of this matter. During the Successor year ended December 31, 2011, we incurred $3.9 million in antitrust litigation costs in addition to the settlement amount. During the Predecessor period January 1, 2011 through January 25, 2011 and the Predecessor years ended December 31, 2010, 2009 and 2008, we incurred antitrust litigation costs of $0.8 million, $7.2 million, $1.3 million and $4.0 million, respectively. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries — Litigation — Antitrust Litigation.”

(11)	The loss on early extinguishment of debt during the Predecessor period January 1, 2011 through January 25, 2011 relates to the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes as part of the Transactions. The loss on early extinguishment of debt for the Predecessor year ended December 31, 2010 relates to the termination of the 2006 Credit Facility and the discharge of the Previously Outstanding Subordinated Notes.

Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this annual report, including the discussions set forth in “Part I, Item 4. Information on Holdings and its Subsidiaries” and “Part I, Item 5. Operating and Financial Review and Prospects,” as well as the audited consolidated financial statements and related notes included elsewhere in this annual report.

Risks Related to Our Business

Continued volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations.

The global economy has continued to experience a period of significant uncertainty, characterized by very weak or negative economic growth, high unemployment, reduced spending by consumers and businesses, the bankruptcy, failure, collapse or sale of various businesses and financial institutions and a considerable level of intervention from the U.S. federal government and various foreign governments. Demand for automotive products such as ours is linked to consumer demand for automobiles, which has been, and may continue to be, adversely impacted by the continuing uncertain economic environment.

First, consumers’ driving habits are impacted by deteriorating economic conditions, leading to a reduction in miles driven thereby increasing the periods between maintenance and repairs. In the latter part of 2008 and 2009, consumers’ driving habits were impacted by deteriorating economic conditions. U.S. Department of Energy statistics indicate that miles driven in the United States for the year 2008 were 3.2% lower than for 2007. This was the first annual decrease since 1980. Miles driven increased 0.2% in 2009 from 2008 and 0.7% in 2010 from 2009. Miles driven in 2011 decreased 1.3% as compared to 2010. If total miles driven were to continue to remain fairly flat or decrease and consumers extend the mileage interval for routine maintenance, we could experience a decline in demand for our products due to a reduction in the need for replacement parts. Further, as economic conditions result in a reduction in discretionary spending for auto repair by the end users of our products, our results of operations could be impacted. For example, over the last two years, general consumer discretionary spending has been reduced by significant increases in gasoline prices at the pump, which have increased approximately 25% from January 1, 2010 to December 31, 2011 due in part to the impact on oil prices of the political turmoil in North Africa and the Middle East. Gasoline prices at the pump neared the record highs experienced in 2008 during the month of May 2011 and in some parts of North America exceeded 2008 price levels. As tension in the Middle East has heightened, gasoline prices in early March 2012 have risen approximately 16% since the end of 2011 and are approaching the most recent highs experienced in May 2011.

Second, difficult economic conditions may cause changes to the business models, products, financial condition or consumer financing and rebate programs of the OEMs, adversely affecting the number of cars produced and purchased. North American light vehicle sales reached their lowest point in nearly three decades in 2009 and the number of light vehicle registrations remained flat from 2008 to 2009. While light vehicle sales rebounded in 2010 and 2011, the effect of fewer cars being sold and fewer cars on the road adversely affected the demand for our products, reducing purchases by our customers in the aftermarket and by the OEMs.

If economic conditions deteriorate further or fail to improve, we may experience material adverse impacts to our business and operating results.

The economic environment and adverse credit market conditions may significantly affect our ability to meet liquidity needs and may materially and adversely affect the financial soundness of our customers and suppliers.

The capital and credit markets have experienced extreme volatility and disruption since the latter part of 2008, and, as a result, the markets have exerted downward pressure on the availability of liquidity and credit capacity for many companies. While currently these conditions have not materially impaired our ability to operate our business, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies, which could increase the cost of financing.

We need liquidity to pay our operating expenses, interest on our debt and capital expenditures. Without sufficient liquidity, we will be forced to curtail our operations, and our business will suffer. Our primary sources of liquidity are cash on hand, cash flow from operations, factoring of customer trade accounts receivable and available borrowing capacity under the Senior Secured Revolving Facility. Many of our customers place a significant emphasis on lowering their inventories to accounts payable ratios through negotiation of longer payment terms with us. Subject to certain limitations, the Senior Secured Credit Facilities permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements arranged for us by certain customers with a number of banks. At December 31, 2011, we had factoring relationships arranged by five customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the increase in our utilization of customer factoring programs as a result of our customers negotiating increased payment terms with us, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, if at all, or our customers could discontinue their participation in the arrangements, which could have a material adverse impact on our liquidity. If we are not able to factor accounts receivables, we would have to find other ways to finance these receivables or our liquidity would be reduced by having less cash on hand.

In addition to the potential liquidity risks we face, some of our customers and suppliers could experience serious cash flow problems and, as a result, may find it difficult to obtain financing, if financing is available at all. As a result, our customers’ need for and ability to purchase our products or services may decrease, and our suppliers may increase their prices, reduce their output or change their terms of sale. Any inability of customers to pay us for our products and services, or any demands by suppliers for different payment terms, may materially and adversely affect our earnings and cash flow. Furthermore, our suppliers may not be successful in generating sufficient revenue or securing alternate financing arrangements, and therefore may no longer be able to supply goods and services to us. In that event, we would need to find alternate sources of these goods and services, and there is no assurance that we would be able to find such alternate sources on favorable terms, if at all. Any such disruption in our supply chain could adversely affect our ability to manufacture and deliver our products on a timely basis, and thereby affect our results of operations.

Our relationship with AutoZone creates risks associated with a concentrated net sales source.

We generate a large percentage of our net sales from our business with AutoZone, but we cannot be certain that AutoZone will continue to purchase from us. Net sales to AutoZone accounted for 32.1%, 31.2% and 29.9% of our total net sales in the Combined Year Ended December 31, 2011 and the Predecessor years ended December 31, 2010 and 2009, respectively. Several of our competitors are likely to pursue business opportunities with this customer and threaten our current position. If we fail to maintain this relationship, our net sales will be significantly diminished. Even if we maintain our relationship, our net sales concentration as a result of this relationship increases the potential impact to our business that could result from any changes in the economic terms of this relationship or in AutoZone’s business. Any change in the terms of our sales to this customer could have a material impact on our financial position and results of operations. Further, to the extent AutoZone’s overall business or market share decrease, or fail to increase, we may be adversely impacted.

Our contracts with our customers are generally short-term and do not require the purchase of a minimum amount.

We do not typically enter into firm, long-term agreements with customers for the sale of our products. Instead, our products are sold through a series of purchase orders based on our customers’ current or projected needs. By not having long-term agreements in place, we risk losing customers, or sales of a certain product to any particular customer, on relatively short notice. The loss of a significant customer, or a significant reduction in sales to a particular customer, could have a material impact on our financial position and results of operations.

Increases in our raw materials and component costs or the loss of a number of our suppliers could adversely affect our financial health.

We depend on third parties for the raw materials and components used in our manufacturing processes. We generally purchase our materials on the open market. However, in certain situations we have found it advantageous to enter into long-term contracts for certain commodities purchases. Our raw materials include hot roll steel and other commodities such as aluminum, iron, resin, rubber and multiple petrochemical products, including packaging and media. During periods of peak demand for our raw materials, we experience significant price volatility, increases and/or surcharges. These higher costs affect the prices we pay for raw materials and for purchased component parts and finished products. The prices of these commodities have fluctuated significantly in recent years, and future volatility in the prices of these commodities could increase the costs of manufacturing our products and providing our services. We have experienced increases in certain commodity costs and extended lead times as the result of suppliers having reduced capacity during the economic downturn and a slight recovery being experienced in the general economy. Additionally, we experience from time to time longer lead times and expedited freight costs due to logistics constraints in shipping product from China. A further economic recovery would likely increase the demand for many of the commodities used in our business. While we have been, and expect to continue to be, able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in further cost increases and may make procurement more difficult in the future. We may not be able to pass on any increased costs to our customers and this could have a material adverse effect on our financial condition, results of operations and cash flows. Even in the event that increased costs can be passed through to customers, our gross margin percentages would decline. While we currently maintain alternative sources for steel and most other materials, our business is subject to the risk of additional price fluctuations and periodic delays in the delivery of our raw materials. Any such price fluctuations or delays, if material, could harm our profitability and operations. In addition, the loss of a substantial number of suppliers could result in material cost increases or reduce our production capacity. We are also significantly affected by the cost of natural gas used for fuel and the cost of electricity. Natural gas and electricity prices have historically been volatile.

We monitor sources of supply to attempt to assure that adequate raw materials and other supplies needed in manufacturing processes are available. However, we do not typically enter into hedge transactions to reduce our exposure to price risks and there can be no assurance that we will be successful in passing on these attendant costs if these risks were to materialize. In addition, if we are unable to continue to purchase our required quantities of raw materials on commercially reasonable terms, or at all, if we are unable to maintain or enter into purchasing contracts for commodities, or if delivery of materials from suppliers is delayed or non-conforming, our operations could be disrupted and our profitability could be adversely impacted.

We face competition in our markets.

We operate in some very competitive and fragmented markets, and we compete against numerous different types of businesses, some of which have greater financial or other resources than we do. Although we have significant market positions in each of our product lines within the aftermarket, we cannot be assured that we will be able to maintain our current market share. In the OEM sales channel, some of our competitors have achieved substantially greater market penetration in many of the product lines which we offer. Competition is based on a number of considerations, including product performance, quality of customer service and support, timely delivery and price. Our customers increasingly demand a broad product range, and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in manufacturing, working capital, customer service and support, marketing and our distribution networks. We cannot be assured that we will have sufficient resources to continue to make such investments or that we will maintain our competitive position within each of the markets we serve. As a result of competition, we have experienced pricing pressure. There can be no guarantee that this downward price pressure will not continue, and we may be forced to adjust the prices of some of our products to stay competitive, or not compete at all in some markets, possibly giving rise to revenue loss.

The trend toward consolidation and bankruptcies among automotive parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete favorably in the future with these larger companies, our financial condition and results of operations could be adversely affected due to a reduction of, or inability to increase, sales.

We are subject to increasing pricing pressure from import activity, particularly from Asia.

Price competition from light vehicle aftermarket suppliers, particularly those based in Asia and other locations with lower production costs, have historically played a role and may play an increasing role in the aftermarket channels in which we compete. Pricing pressures have historically been more prevalent with respect to our filter products than our other products. While aftermarket manufacturers in these locations have historically competed primarily in markets for less technologically advanced products and manufactured a limited number of products, they are expanding their manufacturing capabilities to move toward producing a broad range of lower cost, higher quality products and providing an expanded product offering. Partially in response to these pressures, we opened two new factories in China in 2008. In the future, competitors in Asia may be able to effectively compete in our premium markets and produce a wider range of products, which may force us to move additional manufacturing capacity offshore or lower our prices, reducing our margins or decreasing our net sales.

The shift in demand from premium to value brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby reducing our margins and decreasing our net sales.

While a significant amount of our net sales are currently derived from products we consider to be premium products, there has been, and may continue to be, a shift in demand from premium products, which historically have commanded higher pricing and generated enhanced margins, to value products. If such a trend continues, we may be forced to expand our production and/or purchases of value products at competitive prices, which could reduce our margins unless we are able to achieve corresponding reductions in our cost structure.

Our international operations are subject to uncertainties that could affect our operating results.

Our business is subject to certain risks associated with doing business internationally. Our non-U.S. sales represented approximately 15.6% of our total net sales for the Combined Year Ended December 31, 2011. In addition, we operate seven manufacturing facilities outside of the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	fluctuations in currency exchange rates;

•	geopolitical instability;

•	exchange controls;

•	compliance with U.S. Department of Commerce export controls;

•	tariffs or other trade protection measures and import or export licensing requirements;

•	transport availability and cost;

•	potentially negative consequences from changes in tax laws;

•	fluctuations in interest rates;

•	unexpected changes in regulatory requirements;

•	differing labor regulations;

•	enforceability of contracts in China;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

•	restrictions on our ability to repatriate dividends from our subsidiaries;

•	exposure to liabilities under the U.S. Foreign Corrupt Practices Act;

•	difficulty of enforcing judgments or other remedies in foreign jurisdictions;

•	diminished protection for intellectual property outside of the United States; and

•	the potential for terrorism against U.S. interests.

In addition, we may face obstacles in China, including a cumbersome bureaucracy and significant political, economic and legal risks which may adversely affect our operations in that country.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

We could be materially adversely affected by changes or imbalances in currency exchange and other rates.

As a result of increased international production and sourcing of components and completed parts for resale, we are exposed to risks related to the effects of changes in foreign currency exchange rates, principally exchange rates between the U.S. dollar and the Chinese yuan and the U.S. dollar and the Mexican peso. The currency exchange rate from Chinese yuan to U.S. dollars has historically been fairly stable, in large part due to the economic policies of the Chinese government. However, the value of the yuan increased approximately 6% during the period from July 1, 2010 through December 31, 2011 as a result of the Chinese government changing, during the third quarter of 2010, its policy on “pegging” the yuan against the U.S. dollar. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event, we would attempt to obtain corresponding price increases from our customers, but there can be no assurances that we would be successful.

Our Mexican operations source a significant amount of inventory from the United States. During the period September 30, 2008 through March 31, 2009, the U.S. dollar strengthened against the Mexican peso by approximately 33%. During the period March 31, 2009 through December 31, 2010, the U.S. dollar weakened against the Mexican peso by approximately 16%, partially offsetting the trend experienced in the prior six months. However, during the year ended December 31, 2011, the U.S. dollar strengthened against the Mexican peso by approximately 11%. A strengthening U.S. dollar against the Mexican peso means that our Mexican operations must pay more in pesos to obtain inventory from the United States, which translates into higher cost of sales for the Mexican operations. We are attempting to obtain price increases from our customers for the products sold by our Mexican operations, but there can be no assurances that we will be successful.

We currently do not enter into foreign exchange forward contracts to hedge transactions in major currencies and even if we wished to do so in the future, we may not be able, or it may not be cost-effective, to enter into contracts to hedge our foreign currency exposure.

If the North American light vehicle aftermarket adopts more expansive return policies or practices such as extended payment terms, our cash flow and results of operations could be harmed.

We are subject to returns from customers, some of which may manage their excess inventory through returns. In line with industry practices, arrangements with customers typically include provisions that permit them to return specified levels of their purchases. Returns have historically represented approximately 3% to 5% of our sales. If returns from our customers significantly increase, for reasons such as obsolescence or changes in inventory management by our customers, our profitability may be adversely affected. Further, certain of our products may not be reused or resold upon return. In addition, some customers in the North American light vehicle aftermarket are pursuing ways to shift their costs of working capital, including extending payment terms. To the extent customers extend payment terms, our cash flow may be adversely affected.

The introduction of new and improved products and services poses a potential threat to the aftermarket for light vehicle parts.

Improvements in technology and product quality are extending the longevity of light vehicle parts and delaying aftermarket sales. In particular, the introduction of oil change indicators and the use of synthetic motor oils may extend oil filter replacement cycles. In addition, the introduction of electric, fuel cell and hybrid light vehicles may pose a long-term risk to our business because these vehicles are unlikely to utilize many of our existing product lines. The introduction of new and improved service initiatives by OEMs also poses a risk to our market share in the light vehicle replacement parts market. In particular, we face market share risk from general automakers, which have introduced increased warranty and maintenance service initiatives, which are gaining popularity. These service initiatives have the potential to decrease the demand on aftermarket sales of our products in the traditional and retail sales channels.

The consolidation of our customers can have adverse effects on our business.

Our financial condition and results of operations could also be adversely affected because the customer base for automotive parts is decreasing in both the OEM channel and aftermarket. As a result, we are competing for business from fewer customers. Due to the growing market share of these major customers, we have been, and expect to continue to be, requested to reduce prices. We cannot be certain that we will be able to generate cost savings and operational improvements in the future that are sufficient to offset price reductions requested by existing customers and necessary to win additional business.

Our lean manufacturing and other cost-saving plans may not be effective.

Our strategy includes goals such as improvement of inventory management and customer delivery and plant and distribution facility consolidation. While we have and will continue to implement these strategies, there can be no assurance that we will be able to do so successfully or that we will realize the projected benefits of these and other cost-saving plans. If we are unable to realize these anticipated cost reductions, our financial health may be adversely affected. Moreover, our continued implementation of cost-saving plans and facilities integration may disrupt our operations and performance.

It may be difficult for us to recruit and retain the types of highly skilled employees we need to remain competitive.

Our continued success depends in part on our ability to recruit, retain and motivate highly skilled sales, marketing and engineering personnel. Competition for persons in our industry is intense, and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers and retain existing customers, develop new products and provide acceptable levels of customer service could suffer. We have entered into employment agreements with certain of our key personnel. However, we cannot be assured that these individuals will stay with us. If any of these persons were to leave our company, it could be difficult to replace him or her, and our operations and ability to manage day-to-day aspects of our business may be materially adversely affected.

We may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, either of which could negatively impact the profitability of our business.

As of December 31, 2011, we had approximately 3,800 employees, with union affiliations and collective bargaining agreements at two of our facilities, representing approximately 12% of our workforce. The bargaining agreements for our Fond du Lac, Wisconsin plant and our Fairfield, Illinois plant expire in April 2012 and August 2013, respectively. Since 1984, we have had only one work stoppage, which lasted for three days at our Fairfield, Illinois plant. Although we believe that our relations with our employees are currently good, if our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. We may also incur increased labor costs in the event our work force becomes more unionized or as a result of any renegotiation of our existing labor arrangements. In addition, many of our direct and indirect customers and vendors have unionized workforces. Strikes, work stoppages or slowdowns experienced by these customers or vendors or their other suppliers could result in slowdowns or closings of assembly plants that use our products or supply materials for use in the production of our products. Organizations responsible for shipping our products may also be impacted by occasional strikes. Any interruption in the delivery of our products could reduce demand for our products and could have a material adverse effect on us.

Increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability.

Material increases in the price of crude oil have, historically been a contributing factor to the periodic reduction in the global demand for and use of automobiles. A significant increase in the price of crude oil could adversely affect our profitability by reducing global demand for and use of automobiles and shifting customer demand away from larger cars and light trucks, including SUVs, which we believe have more frequent replacement intervals for our products.

For example, historical highs in crude oil prices, and corresponding historical highs in gasoline prices, in 2008 impacted our consumers’ driving habits. Specifically, over the last two years, general consumer discretionary spending has been reduced by significant increases in gasoline prices, which have increased approximately 25% from January 1, 2010 to December 31, 2011 due in part to the political turmoil in North Africa and the Middle East. Gasoline prices at the pump, during the month of May 2011, neared the record highs experienced in 2008 and in some parts of North America exceeded the 2008 price levels. As tension in the Middle East has heightened, gasoline prices in early March 2012 have risen approximately 16% since the end of 2011 and are approaching the most recent highs experienced in May 2011. See “— Continued volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations.” Further, higher gasoline prices may result in a reduction in discretionary spending for auto repairs by our customers, which could materially adversely impact our results of operations. A reduction in discretionary spending may also result in a decrease in the number of new cars purchased, which may adversely affect the demand for our products by our customers in the aftermarket and by the OEMs. Additionally, higher energy costs may increase our freight expenses associated with the shipping of our products to customers.

Environmental, health and safety laws and regulations may impose significant compliance costs and liabilities on us.

We are subject to many environmental, health and safety laws and regulations governing emissions to air, discharges to water, the generation, handling and disposal of waste and the investigation and cleanup of contaminated properties. Compliance with these laws and regulations is costly. We have incurred, and expect to continue to incur, significant costs to maintain or achieve compliance with applicable environmental, health and safety laws and regulations. Moreover, if these environmental, health and safety laws and regulations become more stringent in the future, we could incur additional costs. We cannot assure we are in full compliance with all environmental, health and safety laws and regulations. Our failure to comply with applicable environmental, health and safety laws and regulations and permit requirements could result in civil or criminal fines, penalties or enforcement actions, third-party claims for property damage and personal injury, requirements to investigate or cleanup property or to pay for the costs of investigation or cleanup or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions.

We may be subject to liability under the Comprehensive Environmental Response, Compensation and Liability Act and similar state or foreign laws for contaminated properties that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and for sites to which we or our predecessors sent hazardous substances. Such liability may be joint and several so that we may be liable for more than our share of contamination, and any such liability may be determined without regard to fault or knowledge of contamination. We or our predecessors have been named potentially responsible parties at contaminated sites from time to time in the past.

We are currently investigating or remediating, or are otherwise currently responsible for, contamination at several sites, for which management believes it has made adequate reserves. See “Part 1, Item 4. Information on Holdings and its Subsidiaries — Environmental, Health and Safety Matters.” In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closings. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closings of facilities may trigger remediation requirements that are not applicable to operating facilities. We may also face lawsuits brought by third parties that either allege property damage or personal injury as a result of, or seek reimbursement for costs associated with, such contamination.

If the products we manufacture or distribute are found to be defective, we could incur significant costs and our reputation could be adversely affected.

We face a business risk of exposure to product liability claims in the event that the use of our products has, or is alleged to have, resulted in injury, death or other adverse effects. We currently maintain product liability insurance coverage, but we cannot be assured that we will be able to obtain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. An unsuccessful product liability defense could have a material adverse effect on our business, financial condition, results of operations or prospects. If one of our products is determined to be defective, we may face substantial warranty costs and may be responsible for significant costs associated with a product recall or a redesign. In addition, our business depends on the strong brand reputation we have developed. In the event that our reputation is damaged, we may face difficulty in maintaining our pricing positions with respect to some of our products or have reduced demand for our products, which could negatively impact our net sales and profitability.

We are subject to class action lawsuits alleging conspiracy violations of Section 1 of the Sherman Act, 15 U.S.C. § 1 and state law, related to aftermarket oil, air, fuel and transmission filters and lawsuits alleging violations of the Canadian Competition Act. If the plaintiffs in these lawsuits against us are successful, our financial condition, results of operations and liquidity, as well as our reputation, may be materially and adversely affected.

UCI’s wholly owned subsidiary, Champion, has been named as one of multiple defendants in three consolidated amended complaints alleging conspiracy violations of Section 1 of the Sherman Act, 15 U.S.C. § 1 and state law, related to aftermarket oil, air, fuel and transmission filters. The complaints are styled as putative class actions. One asserts claims on behalf of a putative class of direct filter purchasers, one asserts claims on behalf of a putative class of indirect end user filter purchasers, and one asserts claims on behalf of a class of operators of service stations in California who indirectly purchased filters from defendants for resale. All three complaints seek damages, including statutory treble damages, an injunction against future violations, costs and attorneys’ fees. Champion, but not UCI, was also named as one of multiple defendants in a related complaint filed on behalf of a purported class of indirect filter purchasers consisting of towns, counties, villages, police, fire, sanitation departments and municipalities throughout the United States. The complaint alleges violations of Section 1 of the Sherman Act and New York’s Donnelly Act. Champion, but not UCI, was also named as one of multiple defendants in a related complaint filed by William G. Burch in the United States District Court for the Northern District of Oklahoma on behalf of the United States pursuant to the False Claims Act, 31 U.S.C. § 3729, et seq., and on behalf of nineteen states and the District of Columbia pursuant to similar acts of the respective states and the District of Columbia. The action also asserts common law claims of fraud, unjust enrichment and payment under mistake of fact. The United States declined to intervene in that case. The case was consolidated with the class actions in the United States District Court for the Northern District of Illinois for pretrial proceedings. Champion was also named as one of five defendants in a putative class action filed in Quebec, Canada. This action alleges conspiracy violations of the Canadian Competition Act and violations of the obligation to act in good faith (contrary to article 6 of the Civil Code of Quebec) related to the sale of aftermarket filters. The plaintiff seeks compensatory damages against the five defendants in the amount of C$5 million and C$1 million in punitive damages. Champion, but not UCI, was also named as one of 14 defendants in a putative class action filed in Ontario, Canada. This action alleges civil conspiracy, intentional interference with economic interests, and conspiracy violations under the Canadian Competition Act related to the sale of aftermarket filters. The plaintiff seeks C$150 million in general damages against the 14 defendants and C$15 million in punitive damages. The Offices of the Attorneys General for the State of Florida and the State of Washington are also investigating the allegations raised in these suits. We are fully cooperating with the Florida and Washington Attorney General investigations. The Florida Attorney General filed a complaint against Champion and eight other defendants in the Northern District of Illinois, which has been consolidated with the putative class actions for pretrial proceedings. The complaint alleges violations of Section 1 of the Sherman Act and Florida law related to the sale of aftermarket filters. The complaint asserts direct and indirect purchaser claims on behalf of Florida governmental entities and Florida consumers. It seeks damages, including statutory treble damages, penalties, fees, costs and an injunction.

The Antitrust Division of the Department of Justice (“DOJ”), investigated the allegations raised in these suits, and certain current and former employees of the defendants, including Champion, testified pursuant to subpoenas. On January 21, 2010, the DOJ sent a letter to counsel for Champion stating that “the Antitrust Division’s investigation into possible collusion in the replacement auto filters industry is now officially closed.”

In February 2012, the parties announced that Champion and two other defendants had reached an agreement in principle with all plaintiffs to settle the remaining actions. On March 8, 2012, the parties executed a settlement agreement. This settlement agreement will be subject to preliminary and final approvals by the court and the right by class members to opt-out of the proposed settlement class and to object to the terms of the proposed settlement.

Despite the agreement in principle to settle the actions, any settlement is subject to further actions and the final outcome of these cases remains uncertain. If the settlement is not finalized, the litigation and other steps taken to defend these lawsuits can be costly, and we may continue to incur substantial costs and expenses in doing so. Multidistrict litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. The ongoing defense of these lawsuits is also expected to divert the efforts and attention of some of our key management and personnel from our normal business operations. As a result, if this settlement is not effective, our ongoing defense of this litigation, regardless of its eventual outcome, will likely be costly and time-consuming. If the plaintiffs in these lawsuits against us are successful, it may result in substantial monetary damages, which could have a material adverse effect on our business, financial condition, results of operations, and liquidity as well as our reputation.

Entering new markets poses commercial risks.

We have recently made significant investments as part of our strategy to expand into new markets. Maintaining continued expansion requires significant investment and resources, and we cannot be assured these resources will continue to be available as needed. We also cannot guarantee that our expansion into any new market will be successful, or whether we will be able to meet the needs of new customers or compete favorably in any new market. Therefore, we may be unable to recover the costs associated with such efforts.

If we are unable to meet future capital requirements, our business may be adversely affected.

We periodically make capital investments to, among other things, maintain and upgrade our facilities and enhance our production processes. As we grow, we may have to incur capital expenditures. Historically, we have been able to fund these expenditures through cash flow from operations and borrowings under the 2006 Credit Facility, the 2010 Credit Facility and expect to continue to do so under the Senior Secured Credit Facilities. However, the Senior Secured Credit Facilities contain limitations that could affect our ability to fund our future capital expenditures and other capital requirements. We cannot be assured that we will have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, or that the amount of future capital expenditures will not be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our product lines may become dated, our productivity may be decreased and the quality of our products may be adversely affected, which, in turn, could reduce our net sales and profitability.

We are subject to risks associated with changing manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and introduce new products to meet customers’ needs in the industries we serve. Our products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. If we fail to meet these requirements, our business could be at risk. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including:

•	product quality;

•	technical expertise and development capability;

•	new product innovation;

•	reliability and timeliness of delivery;

•	price competitiveness;

•	product design capability;

•	manufacturing expertise;

•	operational flexibility;

•	customer service; and

•	overall management.

Our success will depend on our ability to continue to meet our customers’ changing specifications with respect to these criteria. We cannot be assured that we will be able to address technological advances or introduce new products that may be necessary to remain competitive within our businesses. Furthermore, we cannot be assured that we can adequately protect any of our own technological developments to produce a sustainable competitive advantage.

We may not be able to continue to grow through acquisitions of, or investments in, other companies.

In the past we have grown through acquisitions and partnership opportunities and we may engage in similar transactions in the future, including as a result of the investment strategy of our strategic owner, Graeme Hart. Such transactions, however, involve significant risks including the integration of the newly acquired business, the diversion of management’s attention from other business concerns and effects on our business relationships with customers and suppliers. We cannot be assured that we will successfully identify suitable acquisition or partnership opportunities in the future, and in the event we do commence with such transactions, we cannot be assured we will be successful at integrating the newly acquired businesses or that they will perform as anticipated. Any such failure could have a material and adverse effect on our business.

We may not be successful in realizing cost savings or purchasing benefits from our cost sharing and manufacturing arrangements with FRAM Group.

On July 29, 2011, Rank Group and one of its affiliates, which are ultimately owned by Mr. Hart, completed the purchase of the automotive consumer products group of Honeywell International Inc. UCI International and FRAM Group are operated by a common senior management team. UCI International and FRAM Group each include filtration product businesses. Opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. Extensive analysis has been conducted to identify cost savings and efficiency opportunities. We believe these opportunities will result in cost savings that will benefit both UCI International and FRAM Group. However, we may not be able to achieve the anticipated cost savings or purchasing benefits in connection with our cost sharing and manufacturing arrangements with FRAM Group. Such activities inherently involve risks, including those associated with assimilating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of our operations. There may be additional costs or liabilities that are not currently anticipated, including unexpected loss of key employees or customers and hiring additional management and other critical personnel. These activities may also be disruptive to our ongoing business and not be successfully perceived by our customers.

Our intellectual property may be misappropriated or subject to claims of infringement.

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection, as well as licensing agreements and third-party nondisclosure and assignment agreements. The costs associated with the protection of our intellectual property are ongoing and in some instances may be substantial. We cannot be assured that any of our applications for protection of our intellectual property rights will be approved or that others will not infringe or challenge our intellectual property rights. We currently do, and may continue in the future to, rely on unpatented proprietary technology. It is possible that our competitors will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants and advisors to maintain the confidentiality of our trade secrets and proprietary information. We cannot be assured that these measures will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our technologies, our ability to sustain margins on some or all of our products may be affected, which could reduce our sales and profitability.

In addition, from time to time, we pursue and are pursued in potential litigation relating to the protection of certain intellectual property rights, including with respect to some of our more profitable products. In some instances, we may be found to have infringed on the intellectual property rights of others. In such a case, we may incur significant costs or losses and may be subject to an injunction that would prevent us from selling a product found to infringe.

An impairment in the carrying value of goodwill or other assets could negatively affect our consolidated results of operations and net worth.

Pursuant to GAAP, we are required to annually assess our goodwill, intangibles and other long-lived assets to determine if they are impaired. In addition, interim reviews must be performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and the implied fair value of the goodwill or other intangible assets in the period the determination is made. Disruptions to our business, end market conditions, protracted economic weakness and unexpected significant declines in operating results may result in charges for goodwill and other asset impairments. We assess the potential impairment of goodwill on an annual basis, as well as when interim events or changes in circumstances indicate that the carrying value may not be recoverable. We assess definite lived intangible assets when events or changes in circumstances indicate that the carrying value may not be recoverable. Our most recent annual goodwill impairment test resulted in no goodwill impairment charge. Although our analysis regarding the fair value of goodwill indicated that it exceeded its carrying value, changes in our business environment or materially different assumptions regarding the future performance of our businesses could result in goodwill impairment losses.

Our pension obligations could adversely impact our business.

We sponsor defined benefit pension plans that were underfunded by $106.1 million at December 31, 2011 which was an increase of $36.9 million from the underfunded liability of $69.2 million at January 26, 2011. The significant increase in the underfunded status of our defined benefit plans was the result of a decrease in the discount rate used to determine the present value of the projected benefit obligation. Historically, it had been UCI International’s policy to fund amounts for pension plans sufficient to meet the minimum requirements set forth in applicable benefits laws and local tax laws, including the Pension Protection Act of 2006 and the Worker, Retiree, and Employer Recovery Act of 2008 for U.S. plans. From time to time, UCI International contributed additional amounts as deemed appropriate. Following the UCI Acquisition, Holdings changed its funding policy for pension plans to fund amounts sufficient to maintain a minimum 80% funded level. During 2011, UCI International contributed approximately $13.7 million to its plans. If the performance of the assets in the pension plans does not meet our expectations or actuarial assumptions, our required contributions may be significantly greater than we currently expect. In such an event, our cash flows may be insufficient to make such a payment or otherwise be negatively impacted.

Risks Related to Our Structure, the Guarantees and the Senior Notes

Our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Senior Notes.

We have a substantial amount of outstanding indebtedness. As of December 31, 2011, we had (i) outstanding indebtedness of $400.0 million in aggregate principal amount of Senior Notes, (ii) $297.0 million of outstanding borrowings under the Senior Secured Term Loan Facility, and (iii) $4.2 million in other short term borrowings and capital lease obligations. In addition, we currently have available to us $65.1 million under the Senior Secured Revolving Facility ($9.9 million of letters of credit were issued under the Senior Secured Revolving Facility at December 31, 2011). Our substantial indebtedness could have significant consequences. For example, it could:

•	make it more difficult for us to generate sufficient cash to satisfy our obligations with respect to the Senior Notes, the Senior Secured Credit Facilities and our other indebtedness;

•	increase our vulnerability to general adverse economic or market conditions;

•	limit our ability to obtain additional financing necessary for our business;

•

require us to dedicate a substantial portion of our cash flow from operations to payments in relation to indebtedness, reducing the amount of cash flow available for other purposes, including working capital, capital expenditures, acquisitions and other general corporate purposes;

•	require us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet debt payment obligations;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	limit our flexibility in planning for, or reacting to, changes in our business or industry;

•	place us at a possible competitive disadvantage compared to our competitors that have less debt;

•	expose us to increased interest expense because certain of our indebtedness bears variable rates of interest; and

•

subject us to financial and other restrictive covenants, and if we fail to comply with these covenants and that failure is not waived or cured, could result in an event of default under our indebtedness.

Despite our substantial indebtedness we may be able to incur substantially more debt.

Despite our substantial indebtedness we may be able to incur or issue substantial additional debt in the future. Although restrictions on the incurrence of additional debt are contained in the indenture governing the Senior Notes, in the terms of our Senior Secured Credit Facilities and in our other financing arrangements, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, the debt incurred in compliance with such restrictions could be very substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness as defined in such restrictions. Our ability to incur indebtedness will depend, in part, upon our satisfaction of certain financial covenants in the indenture governing the Senior Notes and in the terms of our Senior Secured Credit Facilities. The amount of indebtedness that we can incur at any point in time will vary materially as a result of historical and pro forma changes in our earnings, cash flows and performance, including as a result of acquisitions.

Restrictive covenants in the Senior Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility.

The indenture governing the Senior Notes contains restrictive covenants that limit our ability to, among other things:

•	incur or guarantee additional indebtedness or issue preferred stock or disqualified stock (including to refinance existing indebtedness);

•	pay dividends or make distributions in respect of capital stock;

•	purchase or redeem capital stock;

•	make certain investments or certain other restricted payments;

•	create or incur liens;

•	sell assets;

•	limit the ability of certain of our subsidiaries to make distributions;

•	enter into transactions with affiliates; and

•	effect a consolidation, amalgamation or merger.

These restrictive covenants could have an adverse effect on our financial flexibility, restricting our ability to take advantage of mergers and acquisitions, joint ventures or other growth opportunities and limiting our ability to respond to competitive changes.

The Senior Secured Credit Facilities contain, and our future indebtedness may contain, other and more restrictive covenants and also prohibit us from prepaying certain of our other indebtedness, prior to discharge of the Senior Secured Credit Facilities or such future indebtedness. The Senior Secured Credit Facilities require us to maintain a senior secured leverage ratio and an interest coverage ratio, of which the senior secured leverage ratio becomes more restrictive over time.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Senior Notes.

Any default under the agreements governing our indebtedness, including a default under our Senior Secured Credit Facilities, that is not waived by the required lenders or holders of such indebtedness, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the Senior Notes and substantially decrease the market value of the Senior Notes. If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the agreements governing our indebtedness, including the covenants contained in our Senior Secured Credit Facilities, we would be in default under the terms of the agreements governing such indebtedness. In the event of such a default under our Senior Secured Credit Facilities, including a failure to satisfy the relevant financial ratios:

•

the lenders under our Senior Secured Credit Facilities could elect to terminate their commitments thereunder, declare all the outstanding loans thereunder to be due and payable and, if not promptly paid, institute foreclosure proceedings against our assets;

•	even if those lenders do not declare a default, they may be able to cause all of our available cash to be used to repay their loans; and

•	such default could cause a cross-default or cross-acceleration under our other indebtedness.

As a result of such default and any actions the lenders may take in response thereto, we could be forced into bankruptcy or liquidation.

Our ability to generate the significant amount of cash needed to pay interest and principal on the Senior Notes and service our other debt and the ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to generate sufficient cash flow from operations to make scheduled payments on, or to refinance obligations under, our debt will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to financial and business-related factors, many of which may be beyond our control. See “— Risks Related to Our Business” above.

As of December 31, 2011, we had $701.2 million (excluding original issue discount of $1.2 million) of outstanding indebtedness. For the year ended December 31, 2011, annualized cash interest obligations on our Senior Secured Credit Facilities, the Senior Notes and our other indebtedness was $52.5 million. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce working capital levels, reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure all or a portion of our debt. In the future, our cash flow and capital resources may not be sufficient to allow us to make payments of principal and interest on our debt. In addition, any alternative measures we may take may not be successful or be on commercially reasonable terms and may not permit us to meet our scheduled debt service obligations, including the payment of interest or principal in respect of the Senior Notes. We also cannot assure holders of the Senior Notes that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt, prevailing market conditions and the debt incurrence restrictions imposed by the agreements governing our debt. In the absence of sufficient cash flow and capital resources, we could face substantial liquidity problems and may be required to dispose of material assets or operations to meet our debt service and other obligations. The indenture governing the Senior Notes, the terms of the Senior Secured Credit Facilities and the agreements governing our other debt restrict, and our future indebtedness is likely to restrict, both our ability to dispose of assets and the use of proceeds from any such disposition. There can be no assurance that we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet our debt service obligations when due or that we will be contractually permitted to apply such proceeds for that purpose. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to implement any of these alternative measures, would have a material adverse effect on our business, financial condition and results of operations.

Graeme Hart, our strategic owner, controls us through a number of holding companies and may have conflicts of interest with the holders of our debt or us in the future. Our strategic owner may also enter into, or cause us to enter into, strategic transactions that could change the nature or structure of our business, our capital structure or our credit profile.

As a result of the UCI Acquisition, Graeme Hart indirectly owns all of our common stock, and the actions he is able to undertake as our sole ultimate shareholder may differ from or adversely affect the interests of our debt holders. Because Mr. Hart ultimately controls our voting shares and those of all of our subsidiaries, he has the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as to elect our directors and those of our subsidiaries, to change our management and to approve any other changes to our operations. Mr. Hart has advised us that an entity controlled by him has pledged its capital stock in the entities that control us in support of indebtedness with respect to which an affiliate under the ultimate common control of Mr. Hart is the obligor. If that affiliate were to default on such obligations, the lenders under the applicable agreements could foreclose on the capital stock that is subject to the pledge, which could result in a change of control with respect to us. The lenders under any indebtedness with respect to which the affiliate of Mr. Hart is the obligor may have interests that differ from those of holders of the Senior Notes or of our lenders under the Senior Secured Credit Facilities.

Additionally, Mr. Hart is in the business of making investments in companies and is actively seeking to acquire interests in businesses that operate in our industry and may compete, directly or indirectly, with us. Mr. Hart may also pursue acquisition opportunities that may be complementary to our business, which could have the effect of making such acquisition opportunities unavailable to us. In the past, Mr. Hart has caused certain of the companies in which he has made investments to acquire or purchase other companies or businesses, in whole or in part, or to enter into transactions and business relationships with other businesses that he controls, directly or indirectly, for the purpose of, among other things, achieving operating synergies and cost savings. If Mr. Hart were to cause us to enter into any transaction with another company or business that he acquires or controls, our business or the scope of our operations could significantly change, or we could become part of a group of companies organized under the ultimate common control of Mr. Hart that may be operated in a manner different from the manner in which we have historically operated. Any such group of companies may have a significant amount of indebtedness, and such indebtedness may be secured by substantially all our assets.

Finally, because we have no securities listed on a securities exchange, we are not subject to certain of the corporate governance requirements of any securities exchange, including any requirement to have any independent directors.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

A significant portion of our outstanding debt, including the borrowings under the Senior Secured Credit Facilities, bears and, potentially, our future indebtedness will bear, interest at variable rates. As of December 31, 2011, we had $300.1 million of variable rate debt outstanding. As a result, an increase in interest rates, whether because of an increase in market interest rates or an increase in our cost of borrowing, would increase the cost of servicing this debt and could materially reduce our profitability and adversely affect our ability to meet our obligations under the Senior Notes. The impact of such an increase would be more significant than it would be for some other companies because of our substantial debt.

UCI International, Inc. and Holdings are holding companies with no operations and no assets other than their investments in their respective subsidiaries. Each conducts all of its operations through its subsidiaries. Accordingly, UCI International, Inc.’s ability to make payments on its indebtedness, including the Senior Notes, and Holdings’ ability to meet its obligations under its guarantee of the Senior Notes, are entirely dependent on the generation of cash flow by their respective subsidiaries.

UCI International, Inc. is a holding company with no operations and no assets other than its investments in its subsidiaries, and it conducts all of its operations through its subsidiaries. UCI International, Inc.’s ability to make payments on the Senior Notes and its other indebtedness is entirely dependent on the earnings and the distribution of funds from its subsidiaries.

Accordingly, repayment of UCI International, Inc.’s indebtedness, including the Senior Notes, depends on the generation of cash flow by its subsidiaries, and (if they are not guarantors of the Senior Notes) the ability of subsidiaries to make such cash available to UCI International, Inc. whether by dividend, debt repayment, investment, loan, advance or otherwise. Unless they are guarantors of the Senior Notes, UCI International, Inc.’s subsidiaries do not have any obligation to pay amounts due on the Senior Notes or to make funds available for that purpose. UCI International, Inc.’s subsidiaries may not be able to make payments to it to enable it to make payments in respect of its indebtedness, including the Senior Notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit UCI International, Inc.’s ability to obtain cash from its subsidiaries. While the indenture governing the Senior Notes limits the ability of UCI International, Inc.’s subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments, these limitations are subject to certain qualifications and exceptions. There can be no assurance that the agreements governing the current and future indebtedness of UCI International, Inc.’s subsidiaries will permit its subsidiaries to provide it with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on the Senior Notes when due. In the event that UCI International, Inc. does not receive payments from its subsidiaries, it may be unable to make required principal and interest payments on its indebtedness, including the Senior Notes. In addition, any payment of interest, dividends, distributions, debt repayments, investments, loans or advances by UCI International, Inc.’s subsidiaries could be subject to restrictions on such payments under applicable local law, monetary transfer restrictions, withholding taxes and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or under arrangements with local partners.

In addition, Holdings’ only assets are the equity interests it holds in its subsidiaries. It has no operations of its own and derives all of its revenue and cash flows from its subsidiaries. As a result, it is dependent upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its outstanding debt service and other obligations, including its guarantee of the Senior Notes. Holdings’ subsidiaries may not generate sufficient cash from operations to enable it to make principal and interest payments on the Senior Notes in the event Holdings is required to make such payments on the Senior Notes pursuant to its guarantee. Accordingly, Holdings’ guarantee of the Senior Notes provides little, if any, additional credit support for the Senior Notes and investors should not rely on this guarantee in evaluating an investment in the Senior Notes.

The right to receive payments on the Senior Notes is effectively subordinated to the right of lenders who have security interests in our assets, to the extent of the value of those assets.

Our obligations under the Senior Notes and the obligations of the guarantors of the Senior Notes under their guarantees are unsecured and, therefore, are effectively subordinated to our secured obligations and the secured obligations of our existing or future guarantors, to the extent of the value of the assets securing such obligations. All of Holdings’ subsidiaries that guarantee the Senior Notes also guarantee all of our obligations under our Senior Secured Credit Facilities. Our obligations under our Senior Secured Credit Facilities and our subsidiary guarantors’ obligations thereunder are secured by a first-lien security interest in substantially all of such subsidiary guarantors’ assets.

If we are declared bankrupt or become insolvent, or if we default under our Senior Secured Credit Facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on their collateral to the exclusion of holders of the Senior Notes, even if an event of default exists under the indenture governing the Senior Notes at such time. In any such event, because the Senior Notes are not secured by any of our assets or the equity interests in the guarantors, it is possible that there would be no assets remaining from which the claims of holders of the Senior Notes could be satisfied or, if any assets remained, they might be insufficient to satisfy those claims fully.

As of December 31, 2011, we had $301.2 million of secured indebtedness.

We may be unable to raise funds necessary to finance the change of control repurchase offers required by the indenture governing the Senior Notes and similar requirements in the agreements governing our other indebtedness.

If a specified change of control occurs in relation to us, we would be required to make an offer to purchase all of the outstanding Senior Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase. The occurrence of a change of control under the Senior Notes would require that the Senior Secured Credit Facilities, and may require that any of our future indebtedness, be immediately repaid or that we make an offer to repurchase it, possibly at a premium or subject to penalties. We may be dependent on our subsidiaries for the funds necessary to cure the events of default caused by such change of control event. UCI International, Inc. and its subsidiaries may not have sufficient financial resources to purchase all of the Senior Notes that are tendered upon a change of control offer or to redeem such Senior Notes. Our failure to purchase the Senior Notes after a change of control in accordance with the terms of the indenture requiring such purchases would result in a default under the Senior Secured Credit Facilities and the indenture governing the Senior Notes and may result in a default under any future indebtedness.

In the event of a change of control, there can be no assurance that we will have sufficient assets to satisfy all of our obligations under the Senior Secured Credit Facilities, the Senior Notes, any future indebtedness and any other debt requiring repayment upon such event.

The terms of the Senior Secured Credit Facilities limit, and our future indebtedness may limit, our right to purchase or redeem certain indebtedness. In the event any purchase or redemption is prohibited, we may seek to obtain waivers from the required lenders under the Senior Secured Credit Facilities or our future lenders to permit the required repurchase or redemption, but the required lenders do not have, and our future lenders are unlikely to have, any obligation to grant, and may refuse to grant, such a waiver.

Not all of our subsidiaries guarantee the Senior Notes, and the Senior Notes and the guarantees of the Senior Notes are structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.

The Senior Notes are guaranteed by our subsidiaries that guarantee the Senior Secured Credit Facilities. In the future, other subsidiaries will be required to guarantee the Senior Notes only under certain limited circumstances. Therefore, not all of our subsidiaries will guarantee the Senior Notes. Moreover, guarantees may be released from time to time.

In the event that any non-guarantor subsidiary becomes insolvent, is liquidated, reorganized or dissolved, or is otherwise wound up other than as part of a solvent transaction, the assets of such non-guarantor subsidiary are used first to satisfy the claims of its creditors, including its trade creditors, banks and other lenders. Only the residual equity value will be available to us and any other guarantor (and only to the extent the issuer or any guarantor are parent companies of such non-guarantor subsidiary). Consequently, the Senior Notes and each guarantee of the Senior Notes will be structurally subordinated to claims of creditors of non-guarantor subsidiaries. The indenture governing the Senior Notes permits our subsidiaries, including our non-guarantor subsidiaries, to incur additional debt (subject to certain conditions and limitations with respect to restricted subsidiaries) and does not limit their ability to incur trade payables and similar liabilities. In addition, the indenture governing the Senior Notes does not limit the transfer of assets to, or the making of investments in, any of our restricted subsidiaries, including our non-guarantor subsidiaries.

As of December 31, 2011, UCI International subsidiaries that do not guarantee the Senior Notes accounted for approximately $163.1 million, or 11.3%, of our total assets, and for the Successor year ended December 31, 2011, UCI International’s subsidiaries that do not guarantee the Senior Notes accounted for approximately (i) $68.1 million, or 7.5%, of our net sales to third parties and (ii) $15.3 million, or 10.5%, of our total Adjusted EBITDA.

Federal and state fraudulent transfer laws may permit a court to void the Senior Notes or the guarantees, and if that occurs, holders may not receive any payments on the Senior Notes.

The proceeds from the sale of the Senior Notes (together with other funds available on the closing date of the Transactions) were used in part to consummate the UCI Acquisition and pay the purchase price to our prior shareholders. In addition, the Senior Notes are guaranteed by certain of our subsidiaries. Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the Senior Notes and the incurrence of the guarantees of the Senior Notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the Senior Notes or the guarantees thereof could be voided as a fraudulent transfer or conveyance if we or any of the guarantors, as applicable, (a) issued the Senior Notes or incurred the guarantee with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the Senior Notes or incurring the guarantee and, in the case of (b) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the Senior Notes or the incurrence of the guarantee;

•	the issuance of the Senior Notes or the incurrence of the guarantee left us or any of the guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on the business; or

•	we or any of the guarantors intended to, or believed that we or such note guarantor would, incur debts beyond our or such note guarantor’s ability to pay as they mature.

We cannot be certain as to the standards a court would use to determine whether or not we or any of the guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the Senior Notes or the guarantees would be subordinated to our or any of our guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

As a general matter, value is given for a note or guarantee if, in exchange for the note or guarantee, property is received or an antecedent debt is satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to retire or redeem equity securities issued by the debtor. For example, in a transaction such as the initial offering of the Senior Notes, there is increased risk of a determination that we incurred the debt obligations represented by the Senior Notes and the guarantees for less than reasonably equivalent value or fair consideration as a court may find that the benefit of the transaction went to our prior equity holders, while neither we nor the guarantors benefited directly from the Senior Notes or the guarantees. Even if a court found that we received reasonably equivalent value or fair consideration because we received the net cash proceeds from the sale of the Senior Notes, in order to avoid a finding that there was fraudulent transfer with respect to the guarantees, there is an additional requirement of a determination that the guarantors also received reasonably equivalent or fair consideration in exchange for the guarantees that they will grant with respect to the Senior Notes.

If a court were to find that the issuance of the Senior Notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the Senior Notes or that guarantee, could subordinate the Senior Notes or that guarantee to presently existing and future indebtedness of ours or of the related guarantor or could require the holders of the Senior Notes to repay any amounts received with respect to the Senior Notes or that guarantee. Furthermore, the holders of voided Senior Notes would cease to have any direct claim against us or the applicable guarantor. Consequently, our or the applicable guarantor’s assets would be applied first to satisfy our or the applicable guarantor’s other liabilities, before any portion of our or its assets could be applied to the payment of the Senior Notes. Sufficient funds to repay the Senior Notes may not be available from other sources, including the remaining guarantors, if any. In the event of finding that a fraudulent transfer or conveyance occurred, holders may not receive any repayment on the Senior Notes. Further, the avoidance of the Senior Notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the Senior Notes to other claims against us under the principle of equitable subordination if the court determines that (1) the holders of Senior Notes engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of Senior Notes and (3) equitable subordination is not inconsistent with the provisions of the U.S. Bankruptcy Code.

Because each guarantor’s liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, holders of the Senior Notes may not receive any payments from some or all of the guarantors.

Holders of the Senior Notes have the benefit of the guarantees of Holdings and certain of its subsidiaries. However, the guarantees are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under a guarantee could be reduced to zero depending on the amount of other obligations of such entity. Further, under certain circumstances, a court under applicable fraudulent conveyance and transfer statutes or other applicable laws could void the obligations under a guarantee or subordinate the guarantee to other obligations of the guarantor. See “— Federal and state fraudulent transfer laws may permit a court to void the Senior Notes or the guarantees, and if that occurs, holders may not receive any payments on the Senior Notes.” In addition, such holders will lose the benefit of a particular guarantee if it is released under certain circumstances.

As a result, an entity’s liability under its guarantee could be materially reduced or eliminated depending upon the amounts of its other obligations and upon applicable laws. In particular, in certain jurisdictions, a guarantee issued by a company that is not in the company’s corporate interests or where the burden of that guarantee exceeds the benefit to the company may not be valid and enforceable. It is possible that a creditor of an entity or the insolvency administrator in the case of an insolvency of an entity may contest the validity and enforceability of the guarantee and that the applicable court may determine that the guarantee should be limited or voided. In the event that any guarantees are deemed invalid or unenforceable, in whole or in part, or to the extent that agreed limitations on the guarantee apply, the Senior Notes would be effectively subordinated to all liabilities of the applicable guarantor, including trade payables of such guarantor.

The calculation of Adjusted EBITDA in accordance with the instruments governing our indebtedness permits certain estimates and assumptions that may cause Adjusted EBITDA to differ materially from actual results.

Although the Adjusted EBITDA presentation included in this annual report is derived from our historical financial records, the calculation of Adjusted EBITDA presented in this annual report permits certain estimates and assumptions that may differ materially from actual results. Although our management believes these estimates and assumptions are reasonable, investors should not place undue reliance upon any of these calculations given how they are calculated and the possibility that the underlying estimates and assumptions may ultimately not reflect actual results. In addition, the estimated savings expected from our cost savings plans are merely estimates and may not actually be achieved in the time frame anticipated or at all.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to our company or the Senior Notes, if any, could cause the liquidity or market value of the Senior Notes to decline.

The Senior Notes have been rated by nationally recognized rating agencies and may in the future be rated by additional rating agencies. There can be no assurance that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any downgrade, suspension or withdrawal of a rating by a rating agency (or any anticipated downgrade, suspension or withdrawal) could reduce the liquidity or market value of the Senior Notes.

Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the Senior Notes is subsequently lowered or withdrawn for any reason, a holder of the Senior Notes may lose some or all of the value of the investment.

ITEM 4. INFORMATION ON HOLDINGS AND ITS SUBSIDIARIES.

Corporate Information

Holdings’ executive offices are located at Level Nine, 148 Quay Street, Auckland 1010, New Zealand and its telephone number is 64 (9) 366-6259. UCI International’s executive offices are located at 1900 West Field Court, Lake Forest, Illinois 60045 and its telephone number is (847) 482-2045.

History and Development

Holdings’ History

Holdings (known on incorporation as Uncle Holdings (No. 3) Limited), an entity domiciled in New Zealand, was incorporated on November 26, 2010 for the purpose of consummating the acquisition of UCI International.

On November 29, 2010, UCI International, Inc. entered into the Merger Agreement by and among UCI International, Inc., Rank Group, and Acquisition Co. pursuant to which Acquisition Co. agreed to be merged with and into UCI International, Inc., with UCI International continuing as the surviving corporation and an affiliate of Rank Group. On January 26, 2011, Holdings, through its indirect subsidiary Acquisition Co., acquired 100% of the outstanding stock of UCI International, Inc. for a purchase price of $375.0 million and assumed the indebtedness of UCI International. The Merger Agreement did not include any post-closing indemnification obligations or any provision for adjusting the amount payable to stockholders (whether for working capital or otherwise). The merger and the related Transactions were completed on January 26, 2011.

In addition, on January 26, 2011, we (i) repaid and terminated the 2010 Credit Facility, (ii) purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011, (iii) called for redemption all of the remaining Senior PIK Notes that were not purchased as of the time of the UCI Acquisition and (iv) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

On January 26, 2011, UCI International entered into the Senior Secured Credit Facilities, which consisted of a $300.0 million Senior Secured Term Loan Facility, which was drawn at closing, and a $75.0 million Senior Secured Revolving Facility, which was undrawn at closing. Availability under the Senior Secured Revolving Facility was reduced at closing by $16.3 million representing letters of credit issued at the closing of the Transactions. Also on January 26, 2011, we issued the Senior Notes in an aggregate principal amount of $400.0 million.

The Transactions were financed with (i) the net proceeds from the issuance of the Senior Notes, (ii) the Equity Contribution of $320.0 million, (iii) borrowings under the Senior Secured Term Loan Facility, (iv) advances from Rank Group and (v) available cash of UCI International.

UCI International’s History

UCI International was incorporated at the direction of Carlyle on March 8, 2006 as a holding company for UCI.

UCI, through its predecessors, has been in operation since 1958. Prior to June 20, 2003, UCI’s operations comprised the vehicle parts businesses of UIS, Inc., and UIS Industries, Inc. (together “UIS”). Beginning with the purchase of Airtex Products in 1958, UIS continued making acquisitions in the automotive industry over the following four decades, including Wells Manufacturing Corporation, Champion Laboratories, Inc., Neapco, Inc., Flexible Lamps Ltd. and Pioneer, Inc.

On June 20, 2003, UCI purchased all of its operating units from UIS. The purchase included the vehicle parts businesses of UIS, consisting of all of the issued and outstanding common stock or other equity interests of Champion Laboratories, Inc., Wells Manufacturing Corporation, Neapco, Inc., Pioneer, Inc., Wells Manufacturing Canada Limited, UIS Industries Ltd. (which was the owner of 100% of the capital stock of Flexible Lamps Ltd. and Airtex Products Ltd.), Airtex Products S.A., Airtex Products, Inc., (currently Airtex Mfg., Inc.), Talleres Mecanicos Montserrat S.A. de C.V., Brummer Seal de Mexico, S.A. de C.V., Brummer Mexicana en Puebla, S.A. de C.V., Automotive Accessory Co. Ltd and Airtex Products, LLC, predecessors to the entities that now own the assets of the Airtex business. The purchase price paid was $808.0 million, plus transaction fees. The acquisition was financed through a combination of debt and $260.0 million in cash contributed to UCI as equity by its parent, UCI Acquisition Holdings, Inc. through contributions from affiliates of Carlyle. In 2006, UCI acquired ASC and sold the operations of Neapco, Inc., Pioneer, Inc. and Flexible Lamps Ltd.

Our Business

We are a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. In the Combined Year Ended December 31, 2011, 84.3% of our net sales were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment.

We have one of the most comprehensive product lines in the aftermarket, offering approximately 48,600 unique part numbers that we deliver at an industry leading average fill rate of approximately 97%. The majority of our products, including fuel delivery systems, vehicle electronics and cooling systems, are non-discretionary parts that must be replaced upon failure for the vehicle to successfully operate. In addition, filtration products are replaced at regular maintenance intervals, generating a predictable, recurring revenue stream. This overall product mix provides a stable base of business, even in difficult economic cycles.

We have established longstanding relationships with some of the largest companies in the aftermarket, such as Advance, AutoZone, CARQUEST, NAPA and O’Reilly. We have maintained our key customer relationships for approximately 20 years on average. We also supply to select OEM platforms that complement our core aftermarket business and provide us with visibility into emerging product trends. We believe our high-quality product portfolio and superior services, combined with our product support and category management services, enhance our customers’ financial and operating performance, allow us to achieve strong operating margins and position us well for profitable growth.

We design, develop, manufacture and distribute replacement parts that can be used in a substantial majority of light vehicles in operation in North America, including approximately 95% of pre-2009 models. Our four product lines provide a stable and diverse base of business, even in difficult economic cycles, and can be classified into two groups:

•

Non-Discretionary: Our fuel delivery systems, vehicle electronics and cooling systems products are critical for vehicle operation and must be replaced upon failure for the vehicle to successfully operate.

•	Recurring Maintenance: Our filtration products are replaced at regular maintenance intervals, generating a recurring revenue stream.

The following table sets forth information about our four product lines:

	Filtration	Fuel Delivery Systems	Vehicle Electronics	Cooling Systems
Products	• Oil Filters • Air Filters • Fuel Filters • Cabin Air, Transmission, Hydraulic and Industrial Filters	• Fuel Pump Assemblies • Electric Fuel Pumps • Mechanical Fuel Pumps • Strainers and Kits	• Sensors • Coils • Switches • Caps and Rotors Emission Control	• Aluminum and Cast Iron Cooling Systems • Fan Clutches

% of Total Net Sales(1)	35%	28%	21%	16%

Number of Parts(2)	5,600	1,700	39,800	1,500

Number of Customers(2)	1,600	900	330	1,000

Representative Brands(3)

(1)	Based on Combined Year Ended December 31, 2011 net sales.
(2)	Numbers reflected are approximate as of December 31, 2011.
(3)	Includes our brands, licensed brands and private label brands.

Seasonality

UCI International does not experience any significant seasonal fluctuation in its business, net sales or profitability.

Our Competitive Strengths

Aftermarket focus with a leading position in our product lines. We are one of the largest aftermarket focused suppliers in North America, with $833.5 million, or 84.3% of our 2011 net sales, attributable to the aftermarket. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by net sales in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. This market leadership is further bolstered by our family of brand names, which are widely recognized and respected in the light and heavy-duty vehicle aftermarkets.

Attractive aftermarket product portfolio. We believe that we have an attractive product portfolio for several reasons, including:

•

Non-Discretionary: Our fuel delivery systems, vehicle electronics and cooling systems products are critical for vehicle operation and upon failure must be replaced for the vehicle to successfully operate.

•	Recurring Maintenance: Our filtration products are replaced at regular maintenance intervals, generating a predictable, recurring revenue stream.

•

Highly Engineered: Our product lines require significant engineering, product development, product support, sourcing and manufacturing capabilities. As the parts within our product lines continue to increase in complexity, we believe we are well positioned to benefit from these trends.

Long-standing and deep relationships with industry leading customers. We have a diverse and extensive customer base with embedded long-term relationships, and we are a leading supplier to some of the largest companies in the aftermarket and have maintained our key relationships for approximately 20 years on average. We have supplied our largest customer, AutoZone, since it opened its first store in 1979, and we are one of its largest suppliers today, with net sales of $317.8 million, or 32.1% of our total net sales, for the Combined Year Ended December 31, 2011. Underscoring the value we deliver, we have been selected as the “Category Captain” for our product lines at many of our customers. In this important role, we are responsible for analyzing market data and making product recommendations for a specific product category in order to drive higher customer sales and profitability. These recommendations, which include optimal inventory level and mix, marketing and promotion concepts and product positioning, are integral to our customers’ overall product strategy and procurement practices. These “Category Captain” responsibilities position us well to profitably grow alongside our customers.

Capability to enhance customer financial and operating performance. Through our strong service and delivery capabilities, broad product coverage, high product quality, engineering resources and product management support (such as cataloging and technical support), we enhance our customers’ financial and operating performance. We supply approximately 48,600 unique part numbers, providing our customers with one of the most comprehensive product offerings in our product categories. We believe that this breadth of product numbers enables our customers to fulfill their customers’ needs often to a greater extent than many of our competitors, adding revenue and end consumer satisfaction while providing us with higher revenue. We deliver these products at an average fill rate of approximately 97%, allowing our customers to offer the right product, at the right place, at the right time. Our ability to reliably deliver a broad variety of products in a timely fashion, evidenced by our ability to ship products within 24 to 48 hours of the order, also allows our customers to reduce their working capital investment. Additionally, we utilize a flexible branding strategy, which includes our own brands, licensed brands and private label brands to best meet the needs of our customers.

Innovative category management expertise. We believe our sophisticated category management capabilities are highly valued by our customers and provide us a competitive advantage. Our category management process utilizes our experienced professionals, specialized software and proprietary processes and tools to analyze industry, competitive and customer inputs to develop and recommend specific targeted actions to our customers. These targeted actions help our customers improve their sales growth and category profitability, increase consumer satisfaction through robust parts availability and minimize their working capital needs through enhanced inventory efficiency. Our early adoption of these innovative category management services has strengthened our customer relationships, as evidenced by our “Category Captain” status with key customers across multiple product areas. Successful application of these services within our customer base has enabled us to increase our customer retention, expand sales of our products, optimize our product sourcing decisions through increased market visibility and penetrate new customers across the aftermarket.

Global and low-cost manufacturing, sourcing and distribution platform. We operate manufacturing facilities in low-cost countries, including an approximately 20-year presence in both China and Mexico, and have invested significantly in automation throughout our global operations. We have made recent investments to establish Chinese filtration and fuel pump manufacturing facilities which complement our existing cooling system operations. Currently, approximately 16% of our total workforce is located in China. In addition to our three manufacturing facilities, we have two sourcing offices in China, with low-cost product development, supplier development, engineering resources and procurement capabilities. Our world-wide distribution network allows us to achieve average fill rates of approximately 97% and provide unique direct shipment capabilities. These global capabilities enable us to provide our customers with quality components at a competitive cost on a timely basis.

Strong Adjusted EBITDA margins and cash flow profile. Our Adjusted EBITDA for the Combined Year Ended December 31, 2011 was $157.1 million, representing 15.9% of our net sales, and we generated net cash flow from operating activities for that period of $55.7 million. Even during the economic downturn of 2008, when we reported a net loss of $12.4 million, we achieved Adjusted EBITDA of $113.4 million, representing 12.9% of our net sales, and generated net cash flow from operating activities of $31.7 million. Our ability to generate Adjusted EBITDA margins and cash flow from operations, that we believe are strong relative to our industry, provides financial flexibility and enables us to reinvest capital in our business, support growth and finance strategic acquisitions. In addition, during the past five years, we generally have maintained relatively low capital expenditure levels of approximately 2% to 4% of net sales, further bolstering our cash flow profile. Adjusted EBITDA is a non-GAAP measure. For a definition of Adjusted EBITDA and reconciliation to net income (loss), see “Part 1, Item 5. Operating and Financial Review and Prospects — Reconciliation of EBITDA to Adjusted EBITDA.”

Experienced management team supported by strong strategic ownership. Our core senior management team has an average of more than 20 years of industry experience. Under the leadership of Bruce Zorich, our Chief Executive Officer, we have achieved significant accomplishments since 2003, including:

•	increasing average fill rates from the low 90s to approximately 97%;

•	increasing annual net sales per employee from approximately $140,000 to $260,000;

•	expanding our global footprint, while reducing total facilities from 47 to 28; and

•	increasing our Adjusted EBITDA as a percentage of net sales from 13.1% in the year ended December 31, 2003 to 15.9% for the year ended December 31, 2011.

In addition, we also expect to benefit from our strategic owner’s experience and business relationships.

Our Strategy

Our objective is to continue to be a market leader by providing superior products and services to our customers while maximizing sustainable free cash flow. Over the past several years we have invested significant resources to develop differentiated services for our customers, improve our operational efficiency and enhance our low-cost country manufacturing and sourcing capabilities. We believe these investments provide a solid foundation for profitable net sales growth and continued operational improvements as highlighted below.

Maximize sustainable free cash flow. One of our critical business strategies is to continue to maximize sustainable free cash flow. This strategy will grow revenue through increased sales of existing products to existing and new customers, introduction of new products, select expansion into new geographic markets and increasing overall demand for our products. In addition, we intend to continue to reduce costs by promoting a culture of continuous improvement in our manufacturing operations and focusing on implementing cost-reduction measures, including streamlining operations through plant and overhead rationalization, systematically linking technological improvements to a reduction in material costs for new and existing products and optimizing our supply chain management. Furthermore, we will focus on maximizing our free cash flow through prudent working capital management and stringent minimum return levels for capital expenditures.

Our managers are accountable for meeting specific cost reduction and productivity improvement targets with a portion of their compensation based on achieving these targets. In addition, we believe we will benefit from the extensive operating experience of our strategic owner, Graeme Hart, who has implemented successful cost reduction programs with existing and previously owned companies.

Drive incremental net sales in excess of anticipated industry growth in our core markets. Our strategy is to use our category management expertise, broad product coverage and superior product support and delivery to continue to differentiate ourselves from our competition, drive incremental growth and attract new customers. Historically, some of our most important customers have grown faster than the overall market and as these customers continue to expand their revenue and market share, we seek to increase their reliance on our capabilities to increase our own market share. We are also actively marketing these capabilities to new customers across our aftermarket channels.

Selectively pursue opportunities outside of the retail and traditional aftermarket channels. Our product expertise and scalable platform enable us to add new customers and penetrate multiple end markets. We will continue to promote these attributes to pursue opportunities and expand our existing presence in the military, heavy-duty, power generation and other channels. We believe these opportunities will provide incremental near-term growth, visibility into technological trends and profit expansion over the long term. For example, we have been awarded long life-cycle OEM contracts with Caterpillar/Perkins, Ford and GM some of which will launch in 2012 and the remainder will launch over the next 18 months.

Expand sales in international markets. We have a long-standing presence in the international light and heavy-duty vehicle aftermarket from which we generated $154.0 million of non-U.S. net sales in the Combined Year Ended December 31, 2011. We plan to leverage our established global footprint to significantly increase our sales to international markets. We are strategically investing in targeted international market initiatives, including increasing management resources, expanding international product offerings, leveraging internationally recognized brands, such as Luber-finer and Airtex, and expanding our international catalog.

Enhance margins through our culture of operational excellence. We have developed a culture that drives ongoing cost reduction and operational improvement through investments in automation and other process enhancements and the expansion of our global low-cost manufacturing, sourcing and distribution platform. We believe that our China manufacturing and sourcing capabilities, along with our Mexican operations, position us to realize continued cost savings. In addition, in 2010 we launched our Product Source Optimization initiative, or PSO, which utilizes our existing global footprint and unique category management insights to optimize the mix of products manufactured versus sourced and to determine the optimal manufacturing or sourcing location with a focus on increasing the utilization of our Chinese and Mexican facilities. Beyond PSO, we believe that there are further cost improvements that will be captured through our collective global purchasing power, utilization of our low-cost country resources and further operational enhancements. We believe this established culture of operational excellence and specific initiatives such as PSO will continue to drive annual cost reductions in our core operations and overhead.

Expand our platform through strategic partnerships and acquisitions. The aftermarket remains relatively fragmented and we are well positioned to capitalize on additional partnering and consolidation opportunities. An example of this strategy is the potential cost savings opportunities that exist from our relationship with FRAM Group. We and our strategic owner will continue to analyze and selectively pursue strategic opportunities where we can add value by leveraging our core competencies and realize synergies by applying our operating culture and processes to improve operating results. Our partnership and acquisition strategy also focuses on growth through product extensions that fit well within our existing distribution channels and expansion into new geographic markets.

Our Industry

We operate primarily in the North American aftermarket, which is large and fragmented. According to RL Polk, the number of vehicles in operation globally totals over one billion, of which approximately 248 million are located in the United States. Based on data available for 2009, we believe the addressable market for our current product lines servicing vehicles in North America represents approximately $10 billion of potential consumer spending.

The light vehicle aftermarket generally is stable and less susceptible to volatility in new vehicle sales. From 1999 to 2010, sales in the light duty aftermarket grew at a CAGR of 2.7% with annual growth rates varying between (2.4)% and 5.6%. As an example of the aftermarket’s stability, while sales of new light vehicles in North America during 2009 declined 21.2%, sales in the aftermarket declined by only 2.4% in the same period.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors:

•

Increasing global vehicle population: Growth in vehicle population represents increased demand for aftermarket parts. Registered passenger cars and light trucks in the United States increased by approximately 19% or 39 million from 1999 to 2009. According to RL Polk, the global vehicle population is expected to experience growth at a CAGR of 4.7% from 2011 to 2015, and light vehicles in operation in the United States are expected to grow at a projected CAGR of 2.3% between 2011 and 2015.

•

Aging of vehicle population: Average vehicle age also is a demand driver for light vehicle aftermarket parts and services. As vehicles age, increased maintenance is required, resulting in a greater demand for replacement parts. The average age of light vehicles in use in the United States grew from 9.1 years in 2000 to 11.0 years in 2010 and is expected to continue increasing due to the higher quality of vehicles sold today. Continued aging is expected to accelerate demand for aftermarket parts due to the large number of vehicles entering the prime age for maintenance (6-12 years) where warranties expire and ownership often changes hands.

•

Increasing vehicle miles driven: Increased vehicle usage naturally leads to greater demand for replacement parts. Miles driven in the United States has increased steadily over the last several decades. For example, between 1981 and 2010, miles driven in the United States increased at a CAGR of 2.3%, according to the U.S. Department of Transportation, and declined in 2008, mainly due to sharp increases in fuel prices; however, this amount increased 0.2% in 2009 from 2008 and 0.7% in 2010 from 2009. Miles driven decreased 1.3% in 2011 from 2010, mainly due to increases in fuel prices and the continued weak economy in the United States.

•

Growing heavy-duty aftermarket: The North American heavy-duty aftermarket is comprised of replacement parts and accessories for vehicles weighing more than 19,500 pounds. Increased North American freight activity and fleet utilization drive heavy-duty vehicle aftermarket demand. According to the AAIA and the American Trucking Association, truck tonnage climbed 6.1% in 2010 compared with 2009. Additionally, according to the AAIA the heavy-duty vehicle aftermarket grew by approximately 4.3% in 2010 and is forecasted to grow by 4.1% in both 2011 and 2012.

Further, we believe that aftermarket dynamics will continue to be impacted by additional longer-term trends, such as the increasing complexity of vehicles and proliferation of related parts, blurring distinctions between the retail and traditional channels and on-going industry consolidation, resulting in a customer base with more complex needs. These trends are driving industry participants to rely on suppliers that can provide a full product portfolio across multiple channels in a timely and reliable manner. We believe that we are well positioned to capitalize on these trends as we continue to partner with our customers who are leading aftermarket participants and have been active in industry consolidation.

Sales Channels and Customers

We capture demand throughout the life cycle of a vehicle by diversifying our sales among the various aftermarket sales channels. In the early part of a vehicle’s life, the OES channel services a significant percentage of aftermarket vehicle maintenance and repair volume as the vehicle is still under the original OEM warranty period. As vehicles age and the original OEM warranty expires, consumers increasingly rely on the traditional and retail aftermarket channels for vehicle repair and maintenance.

The Light Vehicle Aftermarket

Replacement parts for the light vehicle aftermarket are distributed through three main channels:

•

Retail: National chains that primarily serve the DIY group and are strategically pursuing the DIFM group by targeting independent repair shops and professional installers or “commercial” sales. Leading retail providers include Advance, AutoZone and O’Reilly.

•	Traditional: Independent repair shops and professional installers supplied through companies like CARQUEST and NAPA, as well as buying groups such as The Alliance and The Network.

•	OES: Dealership service bays associated with OEMs such as GM, Ford and Chrysler.

Light Vehicle Aftermarket Channel Overview

Retail

The retail channel is our largest channel, representing approximately 49% of our 2011 net sales, and historically has provided us with a steadily increasing revenue stream. As retailers become increasingly focused on consolidating their supplier base, we believe that our category management, broad product offering, product quality and customer-focused service make us increasingly valuable to these customers. One of our longest-standing customers is AutoZone, which we have been supplying since the opening of its first store in 1979. We believe that we are one of the few suppliers in the industry that can consistently provide AutoZone with the levels of quality, customer service and product breadth that AutoZone requires, which is substantiated by our receipt of multiple honorary awards from AutoZone based on our service, including the “Extra Miler” Award 2007 and 2008, “Vendor of the Year” Award 2008, and “What it Takes to do the Job Right” Award 2008, as well as the “What it Takes to do the Job Right” Award in 2010 and “Largest Increase in Application Coverage” in 2011 from AutoZone Mexico. Other honorary awards we have received in the retail channel include O’Reilly Auto Parts “Changeover Award” in 2009 for work with O’Reilly Auto Parts’ acquisition of CSK, O’Reilly Auto Parts “Vendor of the Year” 2006, Advance “Vendor of the Year” 2010, 2007 and 2005, “Best New Vendor of the Year” and “Marketing Vendor of the Year” in 2010 from Alliance Group, “2010 Vendor of the Year” from National Pronto Group, “2010 Fill Rate Award” from Uni-Select USA and “2011 New Packaging Showcase Award” from the Automotive Aftermarket Products Expo. We have successfully developed specific strategies to assist our retail customers with sales growth within our product lines that often exceeds growth in non-UCI product lines through category management, a key differentiator in the industry.

Traditional

The traditional channel is comprised of established warehouses and installers and represented approximately 20% of our 2011 net sales. The traditional channel is important to us because it is the primary source of products for professional mechanics, or the DIFM market. We have many long-standing relationships with leading customers in the traditional channel, such as CARQUEST and NAPA, for whom we have supplied products for over 20 years. We believe that our product depth and outstanding product quality place us in a strong position in this channel, allowing us to further capitalize on the growth of the traditional channel within the aftermarket. We believe that professional mechanics place a premium on the quality of a product and unlike the retail channel, these users require manufacturers to provide a high level of individual customer service, including field support and product breadth. Awards from customers in the traditional channel include: CARQUEST “Vendor of the Year Award” 2005; NAPA “Excellence in Shipping Performance” 2005; and Automotive Distribution Network “Preferred Vendor Award” 2005.

The traditional channel also includes installers such as quick lubes, tire dealers and full service gas stations. Almost all of our sales to installers consist of filtration products, which are supplied to the national and regional service chains through distributors such as Firestone and Service Champ. Installers require “Just-In-Time” availability, ability to meet competitive price points and product breadth and depth. We believe these capabilities will allow our customers to capture additional revenue and increase customer satisfaction.

OES

The OES channel is comprised of a diverse mix of dealership service bays in the automotive, truck, motorcycle and watercraft vehicle markets, and represented approximately 7% of our 2011 net sales. A substantial majority of our OES net sales were derived from sales of filtration products and cooling systems. Our position in this channel allows us to capitalize on vehicle maintenance in the early years of a vehicle’s life, when the vehicle is under warranty and the consumer typically returns to the dealer for routine maintenance. We utilize our industry leading direct ship logistics capability to allow these customers to reduce their overall working capital investment and improve their product flow. Our most significant OES channel customers include service parts operations associated with companies such as GM, Ford and Chrysler. In 2011, our vehicle electronics business received the Gold Award for Outstanding On-Time Shipping Performance from GM.

Heavy-Duty Vehicle Aftermarket

We believe the large and highly fragmented heavy-duty vehicle aftermarket channel, which accounted for approximately 8% of our 2011 net sales, provides us with another strong opportunity for growth. Heavy-duty truck owners tend to be less price-sensitive and more diligent about maintenance of their vehicles than vehicle owners in other markets. We believe we have developed a well-recognized brand presence in this channel with our Luber-finer brand of filtration products which has further opportunity for growth given our relatively small market share in this channel both domestically and internationally. We supply several points within the channel, including large distributors such as FleetPride and TruckPro as well as individual service depots. This channel recently suffered from a significant reduction in freight demand in North America and as a result, many vehicles were parked, making routine maintenance unnecessary. We believe that we are well positioned to benefit as this market continues to recover.

Original Equipment Manufacturers

The OEM channel comprised approximately 9% of our 2011 net sales. We selectively participate in this channel to gain visibility into emerging product trends and to strengthen our credibility in the aftermarket as an OEM supplier where we believe that we can achieve our targeted margins. We sell products to a strategic mix of OEMs, enabling us to capitalize on a number of different opportunities and market shifts. Our OEM products are sold to end users within each of the following categories:

•	Automotive: Ford, GM and Remy

•	Heavy-duty Truck: Perkins/Caterpillar, Freightliner and Parker-Hannifin

•	Motorcycle: Harley-Davidson and Kawasaki

•	Recreational Equipment: Onan and Polaris

•	Agriculture: Deere and Kubota

•	Marine: Mercury Marine and Sierra Supply

•	Lawn and Garden: Briggs and Stratton, Deere and Kohler

We are benefiting from the nascent OEM channel recovery following the difficult economic environment in 2008 and early 2009. In addition, we have recently been awarded new long life-cycle OEM contracts with Caterpillar/Perkins, Ford and GM in our cooling systems and fuel delivery systems product lines, some of which launch in 2012 and the remainder will launch over the next 18 months.

Products

We design, develop, manufacture and distribute replacement parts that can be used in a substantial majority of light vehicles in operation in North America, including approximately 95% of pre-2009 models. Our four product lines are filtration, fuel delivery systems, vehicle electronics and cooling systems.

Filtration

We are a leading designer and manufacturer of a broad range of filtration products for the automotive, trucking, construction, mining, agricultural, marine and other industrial markets. Our filtration product line consists of approximately 5,600 part numbers, including oil filters, air filters, fuel filters, transmission filters, cabin air filters, PCV valves, hydraulic filters, fuel dispensing filters and fuel/water separators. These products serve approximately 1,600 customers across a wide range of channels, including premier retailers as well as the heavy-duty, installer and OEM channels. Our filtration market position is bolstered by our broad portfolio of brands, which include private label brands such as ACDelco, Ford, K&N and Service Champ, national consumer brands under exclusive license, including STP and Mobil 1, and our proprietary brands, Champ, Luber-finer, ACE and Kleener.

We have established ourselves as a low-cost provider in the aftermarket for filters by making significant investments in high-speed automated filter lines, low-cost country sourcing and increased manufacturing capabilities and efficiencies.

Fuel Delivery Systems

We are a leading provider of fuel delivery systems for the aftermarket and strategic OEM applications, supplying approximately 1,700 part numbers to approximately 900 customers. Our fuel delivery systems are distributed under the proprietary brands Airtex and Master Parts as well as certain private labels, such as CARQUEST and NAPA.

In recent years, fuel delivery systems have become increasingly complex, transitioning from basic mechanical and electrical pumps to higher priced module assemblies, which we believe will constitute a majority of fuel delivery systems sales in the light vehicle aftermarket in the future. With our sophisticated engineering and operational capabilities, we believe that we are well positioned to benefit from this trend, as well as other emerging trends in the market, including diesel emissions regulations.

Vehicle Electronics

We are a leading designer and manufacturer of a broad line of vehicle electronics components for aftermarket and OEM applications. Vehicle electronics components include distributor caps and rotors, ignition coils, electronic controls, sensors, emissions components, solenoids, switches, voltage regulators and wire sets. These components are primarily used to regulate the ignition, emissions and fuel management functions of the engine and determine vehicle performance. By supplying over 39,800 part numbers to approximately 330 customers, we believe that we have one of the industry’s most comprehensive lines of highly engineered vehicle electronics products for use in a broad range of vehicle platforms. Our portfolio of brands in our vehicle electronics product line includes our Wells and Airtex Engine Management proprietary brand names and certain private labels, such as CARQUEST and Duralast.

Given the increase in vehicle variety, complexity and electrical content over the last decade, the vehicle electronics product line is expected to grow as these new applications enter the light vehicle aftermarket.

Cooling Systems

We believe, based on management estimates, that we are the largest manufacturer of new light vehicle aftermarket cooling systems in the world, supplying approximately 1,500 part numbers to over 1,000 customers under our Airtex, ASC and Master Parts brands as well as private labels, such as CARQUEST. In addition to the aftermarket, we manufacture cooling systems for strategic OEM applications.

Our leading market position is a result of our worldwide manufacturing, sourcing and distribution footprint, the broadest product coverage in the industry and value-added services. Over the past few decades, enhanced product quality has increased the life expectancy for cooling systems, thus decreasing failure rates, which negatively impacted aftermarket unit volumes. However, the average price for cooling systems increased steadily over this time, as the industry shifted away from remanufactured parts to new and more complex product applications. Combined with the proliferation of OEM parts, this has led to a greater number of lower unit volume, higher-value pumps.

Competition

Within each of our product lines, we compete on price, part offerings, fill rates, quality, technology, product support and value added services. All of our product lines are highly competitive, although each line has a different competitive dynamic.

Filtration. The North American filter aftermarket is comprised of both light and heavy-duty vehicle participants. The light duty filter aftermarket is comprised of several large U.S. manufacturers that compete with us, including FRAM Group under its FRAM brand (a related party as a result of the common ownership by Mr. Graeme Hart), Bosch/MANN+HUMMEL under its Purolator brand and The Affinia Group under its Wix brand. Our primary heavy-duty vehicle competitors include Cummins under its Fleetguard brand, Donaldson and CLARCOR under its Baldwin brand.

Fuel Delivery Systems. Fuel delivery systems in the North American aftermarket have become increasingly complex, transitioning from basic mechanical and electrical pumps to higher priced module assemblies. Our primary fuel delivery systems competitors are Federal-Mogul under its Carter brand, ACDelco, Delphi and Bosch.

Vehicle Electronics. The vehicle electronics category is expected to grow given the increase in vehicle variety, complexity and electrical content. Our primary vehicle electronics competitors are Standard Motor Products and ACDelco.

Cooling Systems. Competition in the cooling systems space is limited to a few competitors, including GMB North America, Inc. and Gates Corporation.

Sales and Marketing

We market our products to a wide range of customers across a variety of global sales channels. To effectively address the requirements of our customers and end users, we organize our approximately 180 person sales force and independent representatives primarily by sales channel and secondarily by product line. Each sales group and representative is uniquely qualified to sell all of our products and has specific expertise to focus on the requirements of their particular sales channel and market, bolstering our market positions. In addition, we have a centralized in-house sales force for selected markets, including regional traditional channel participants and international customers. We have a dedicated marketing group that promotes our products through selected activities including extensive cataloging, industry trade shows and print media. We are increasing our efforts in selected international markets by investing in an expanded international catalog and strategic management additions. The following table reflects our net sales by region for the Combined Year Ended December 31, 2011 and the Predecessor years ended December 31, 2010 and 2009 (in millions):

	Year Ended December 31,
	2011	2010	2009
United States	$835.0	$805.4	$755.1
Canada	32.6	31.4	29.0
Mexico	26.2	23.5	24.7
United Kingdom	15.1	15.6	11.6
France	13.8	10.7	8.6
Germany	7.6	6.5	5.4
China	6.9	3.5	7.4
Spain	5.4	4.4	4.2
Other	46.4	44.0	39.0

All non-U.S.	154.0	139.6	129.9

Total	$989.0	$945.0	$885.0

Operations

We have a global and low-cost manufacturing, procurement and distribution platform, including an approximate 20-year presence in both China and Mexico. We have invested significantly in automation throughout our operations as part of our culture of operational excellence. This culture relies on continuous improvement in quality, inventory management, customer delivery and maximizing plant utilization. We have made substantial progress in improving our cost structure and overall productivity and our results reflect the related benefits captured to date.

Our procurement organization, comprised of approximately 40 employees, includes centralized corporate level resources and dedicated commodity buyers at each of our manufacturing locations. Our overall global procurement strategy is to secure a stable supply chain, leverage our collective buying power while mitigating risk. Our standardized policies and processes for purchase orders, supply agreements and commodity risk management are in place and led from the corporate level. Enabling this strategy are our two procurement offices in China, which are focused on low cost product development, supplier development, engineering and supply chain capabilities. Specific raw material and product expertise typically resides at our manufacturing locations and is leveraged and coordinated globally with overall procurement activities through our centralized procurement organization.

We have a world-wide distribution network, including our own facilities in North America, Europe and Asia, in addition to strategic distributor relationships on other continents. This network provides us the capability to efficiently distribute our products on a global basis, while maintaining average fill rates of approximately 97%. We have a unique capability to direct ship on a daily basis to individual customer service locations, bypassing their distribution network, thereby reducing their inventory levels and logistics costs. For example, we currently direct ship products on a daily basis to over 5,500 service locations for one of our customers.

We provide extensive technical and installation support to our customers and end users, including product training and toll-free technical service lines manned by our own personnel.

Suppliers and Raw Materials

We purchase various raw materials, components and finished goods for use in our manufacturing processes as well as purchasing finished products for resale. In 2011, we procured goods and services from over 1,400 suppliers. Our raw materials include hot roll steel and other commodities such as aluminum, iron, resin, rubber and multiple petrochemical products, including packaging materials and media. During periods of peak demand for our raw materials, we experience significant price volatility, increases and/or surcharges. More recently, the volatility associated with many of the commodities in our business has been coupled with supply and demand issues resulting in increased prices for some of the materials we use. While we have been, and expect to continue to be, able to obtain sufficient quantities of these raw materials to satisfy our needs, due to volatility and allocation, we may be required to pay higher prices and/or be required to purchase across multiple suppliers adding complexity into the supply chain, or have difficulty procuring these raw materials. Historically, we have been able to pass a portion of higher commodity prices on to our customers through contractual clauses or negotiated increases.

Trademarks and Patents

We rely on a combination of patents, trademarks, copyright and trade secret protection, employee and third-party non-disclosure agreements, license arrangements and domain name registrations to protect our intellectual property. We sell many of our products under a number of registered trademarks, which we believe are widely recognized in the sales channels we serve. No single patent, trademark or trade name is material to our business as a whole.

Employees

As of December 31, 2011, 2010 and 2009, we had approximately 3,800, 3,900 and 4,400 employees, respectively. The 2009 period included approximately 700 employees from a joint venture sold in 2010. In 2011, 2010 and 2009, excluding our joint venture, approximately 75% of our workforce was located in the U.S. and approximately 15% in China. As of December 31, 2011, approximately 12% of our workforce was represented by union affiliations and collective bargaining agreements at two of our U.S. manufacturing locations. The bargaining agreements for our Fond du Lac, Wisconsin plant and our Fairfield, Illinois plant expire in April 2012 and August 2013, respectively. Management considers our labor relations to be good and our labor rates competitive.

Environmental, Health and Safety Matters

We are subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes and the investigation and cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. We are also subject to the U.S. Occupational Health and Safety Act and similar state and foreign laws. We believe that we are in substantial compliance with all applicable material environmental, health and safety laws and regulations in the United States. Historically, our costs of achieving and maintaining compliance with environmental, health and safety requirements have not been material to our operations.

We may be subject to liability under the Comprehensive Environmental Response, Compensation and Liability Act and similar state or foreign laws for contaminated properties that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent hazardous substances. Such liability may be joint and several so that we may be liable for more than our share of contamination, and any such liability may be determined without regard to fault or knowledge of contamination.

We are currently investigating and/or remediating, or are otherwise currently responsible for, contamination at several sites for which management believes it has adequate reserves. One of these sites is a former facility in Edison, New Jersey, where a state agency has ordered us to continue with the monitoring and investigation of chlorinated solvent groundwater contamination. We are analyzing what further investigation and remediation, if any, may be required at this site. We also have certain responsibilities for contamination identified at a previously owned site in Solano County, California. At the request of the regional water board, we are investigating and analyzing the nature and extent of the chlorinated solvent groundwater contamination at the site and are conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of these matters will not exceed the amounts accrued at December 31, 2011 by a material amount, if at all. See Note 15 to the consolidated financial statements included elsewhere in this annual report for details regarding such accrued amounts.

Litigation

Antitrust Litigation

Starting in 2008, UCI and its wholly owned subsidiary, Champion, were named as defendants in numerous antitrust complaints originally filed in courts around the country. The complaints allege that several defendant filter manufacturers engaged in price fixing for aftermarket automotive filters in violation of Section 1 of the Sherman Act and/or state law. Some of these complaints are putative class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999 to the present. Others are putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, from 1999 to the present. The complaints seek treble damages, an injunction against future violations, costs and attorney’s fees.

On August 18, 2008, the Judicial Panel on Multidistrict Litigation, (“JPML”), transferred these cases to the United States District Court for the Northern District of Illinois for coordinated and consolidated pretrial proceedings.

On November 26, 2008, the direct purchaser plaintiffs filed a Consolidated Amended Complaint. This complaint names Champion as one of multiple defendants, but it does not name UCI. The complaint is a putative class action and alleges violations of Section 1 of the Sherman Act in connection with the sale of light duty (i.e., automotive and light truck) oil, air and fuel filters for sale in the aftermarket. The direct purchaser plaintiffs seek treble damages, an injunction against future violations, costs and attorney’s fees.

On January 12, 2009, Champion, but not UCI, was named as one of ten defendants in a related action filed in the Superior Court of California for the County of Los Angeles on behalf of a purported class of direct and indirect purchasers of aftermarket filters. This case has been removed to federal court and transferred to the Northern District of Illinois for coordinated pre-trial proceedings. On February 25, 2010, the California plaintiffs filed an amended complaint on behalf of a putative class of operators of service stations in California who indirectly purchased for resale oil, air, transmission, and fuel filters from defendants.

In 2008, the Office of the Attorney General for the State of Florida issued Antitrust Civil Investigative Demands to Champion and UCI requesting documents and information related to the sale of oil, air, fuel and transmission filters. On April 16, 2009, the Florida Attorney General filed a complaint against Champion and eight other defendants in the Northern District of Illinois. The complaint alleges violations of Section 1 of the Sherman Act and Florida law related to the sale of aftermarket filters. The complaint asserts direct and indirect purchaser claims on behalf of Florida governmental entities and Florida consumers. It seeks treble damages, penalties, fees, costs and an injunction. The Florida Attorney General action is being coordinated with the rest of the filters cases pending in the Northern District of Illinois.

On December 21, 2009, William G. Burch filed a related complaint under seal in the United States District Court for the Northern District of Oklahoma against Champion and other defendants on behalf of the United States as a qui tam relator pursuant to the False Claims Act, 31 U.S.C. § 3729, et seq.. On June 10, 2010, the United States filed a Notice of the United States’ Election to Decline Intervention. On June 17, 2010, the court ordered the complaint unsealed and directed Mr. Burch to serve it on the defendants which he has done. The JPML transferred this action to the Northern District of Illinois for coordinated pre-trial proceedings with the other aftermarket filters matters pending there. Mr. Burch filed a First Amended complaint there on November 24, 2010 raising claims under the federal False Claims Act, and similar acts of nineteen states and the District of Columbia. On November 18, 2011, the parties stipulated to dismissal of this action with prejudice as to future complaints by Mr. Burch as a relator. However, the stipulation of dismissal was without prejudice to the rights of the United States to bring an action under the False Claims Act on its own behalf.

On August 9, 2010, the County of Suffolk, New York, filed a related complaint in the United States District Court for the Eastern District of New York against Champion and eight other defendants on behalf of a purported class of indirect aftermarket filter purchasers consisting of towns, counties, villages, police, fire and sanitation departments and municipalities throughout the United States. The complaint alleges violations of Section 1 of the Sherman Act and New York’s Donnelly Act. The JPML transferred this case to the Northern District of Illinois for coordinated pre-trial proceedings. On April 5, 2011 the parties filed a stipulation dismissing this action without prejudice.

On February 24, 2011, the indirect purchaser plaintiffs filed a Fourth Amended Consolidated Indirect Purchaser Complaint. This complaint names Champion as one of multiple defendants, but it does not name UCI. The complaint is a putative class action and alleges violations of Section 1 of the Sherman Act and violations of state antitrust, consumer protection and unfair competition laws related to the sale of replacement motor vehicle oil, fuel and engine air filters. The indirect purchaser plaintiffs seek treble damages, penalties and punitive damages where available, an injunction against future violations, disgorgement of profits, costs and attorneys’ fees. Champion’s answer to the third amended complaint was filed on March 25, 2011.

On April 14, 2011, the court entered a 90-day stay of all proceedings in all actions consolidated in the Northern District of Illinois by the JPML. The parties to these consolidated actions jointly requested this stay in light of a pending criminal investigation by the United States Attorney’s Office of the Eastern District of Pennsylvania into evidence and statements related to William G. Burch. On June 21, 2011, the United States Attorney’s Office of the Eastern District of Pennsylvania charged William G. Burch with knowingly and willfully making false and fraudulent statements to the Antitrust Division of the Department of Justice with the intent to impede the Antitrust Division’s investigation. On June 29, 2011, William G. Burch pleaded guilty to these charges and on October 26, 2011, he was sentenced to a prison term of 24 months as well as fines and restitution to the United States of approximately $0.1 million.

On July 14, 2011, at the request of the parties to the consolidated actions, the court extended the stay until August 23, 2011. On August 17, 2011, Champion and other defendants in the consolidated proceedings moved to exclude from evidence in the consolidated proceedings certain evidence and testimony that the class action and Florida plaintiffs obtained from William G. Burch. At a hearing on August 23, 2011, the court continued the stay pending briefing on defendants’ motions. Following additional briefing on the motions to exclude this evidence and testimony by all parties, at a hearing on October 12, 2011, the court took the motions under advisement and continued the stay until a hearing on all motions to be held on January 20, 2012.

On January 20, 2012, the court denied the pending motions without prejudice and lifted the stay. On February 3, 2012, the court issued a scheduling order under which discovery as to the conspiracy element of the plaintiffs’ claims will close on October 31, 2012.

On February 9, 2012, the parties announced that Champion and two other defendants had reached an agreement in principle with all plaintiffs to settle the remaining actions. On March 8, 2012, the parties executed a settlement agreement. This settlement agreement will be subject to approval by the court with respect to the claims by class action plaintiffs but not with respect to the claims by the State of Florida. If the court grants preliminary approval to the proposed settlement, class action counsel must provide notice to prospective class members of the terms of the proposed settlement and their rights thereunder, including the right to opt-out of the proposed settlement class and to object to the terms of the proposed settlement. Following the notice period, class action counsel must obtain final approval of the proposed settlement.

Champion, but not UCI, was also named as one of five defendants in a class action filed in Quebec, Canada in 2008. This action alleges conspiracy violations under the Canadian Competition Act and violations of the obligation to act in good faith related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the five defendants in the amount of C$5 million in compensatory damages and C$1 million in punitive damages. The plaintiff is seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.

Champion, but not UCI, was also named as one of 14 defendants in a class action filed in Ontario, Canada in 2008. This action alleges civil conspiracy, intentional interference with economic interests, and conspiracy violations under the Canadian Competition Act related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the 14 defendants in the amount of C$150 million in general damages and C$15 million in punitive damages. The plaintiff is also seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.

On June 10, 2010, the Office of the Attorney General for the State of Washington issued an Antitrust Civil Investigative Demand to Champion requesting documents and information related to the sale of oil, air, fuel and transmission filters. Champion is cooperating with the Attorney General’s requests.

The Antitrust Division of the Department of Justice (DOJ) investigated the allegations raised in these suits and certain current and former employees of the defendants, including Champion, testified pursuant to subpoenas. On January 21, 2010, DOJ sent a letter to counsel for Champion stating that “the Antitrust Division’s investigation into possible collusion in the replacement auto filters industry is now officially closed.”

During the fourth quarter 2011, we recorded a provision of $7.8 million related to the aforementioned February 9, 2012 settlement agreement. During the Successor year ended December 31, 2011, and the Predecessor periods January 1, 2011 through January 25, 2011, December 31, 2010 and December 31, 2009, we incurred $3.9 million, $0.8 million, $7.2 million and $1.3 million, respectively, defending against these claims. These amounts are included in the consolidated income statements in “Antitrust litigation costs.”

Value-added Tax Receivable

Our Mexican operation has outstanding receivables denominated in Mexican pesos in the amount of $2.0 million from the Mexican Department of Finance and Public Credit. The receivables relate to refunds of Mexican value-added tax, to which UCI International believes it is entitled in the ordinary course of business. The local Mexican tax authorities have rejected our claims for these refunds, and we have commenced litigation in the regional federal administrative and tax courts to order the local tax authorities to process these refunds. During 2010, we recorded a $1.4 million provision due to uncertainties of collection of these receivables.

Patent Litigation

Champion was a defendant in litigation with Parker-Hannifin pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringe a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of approximately $6.5 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million in damages and a permanent injunction. Both parties filed post-trial motions. Parker-Hannifin sought treble damages and attorneys’ fees. Champion sought a judgment as a matter of law on the issues of infringement and patent invalidity. On March 17, 2011, the court issued an order denying Champion’s motion for a judgment at law and awarding Parker-Hannifin an additional $3.3 million in damages plus attorneys’ fees, originally estimated to be approximately $1.5 million and later revised to record an additional $0.5 million provision. Given that this litigation existed at the date of the UCI Acquisition, the additional $0.5 million provision was recorded in the Predecessor income statement for the period January 1, 2011 through January 25, 2011. On April 15, 2011, Champion appealed the court order and the appeals court subsequently ordered the parties to enter into court-sponsored mediation. On July 18, 2011, Champion and Parker-Hannifin reached a settlement of this litigation, as well as other disputes between the companies. The settlement included the payment of $9.0 million by Champion to Parker-Hannifin, $0.5 million in discounts granted to Champion for future purchases by Champion of Parker-Hannifin products, and the dismissal with prejudice of this case and certain other cases between the companies. Champion made the $9.0 million payment during the third quarter of 2011. During the Successor year ended December 31, 2011, Champion incurred post-trial costs of $0.4 million. During the Predecessor year ended December 31, 2010, Champion incurred post-trial costs of $1.1 million. These costs are included in the consolidated income statements in “Patent litigation costs.”

In order to appeal the judgment in this matter, UCI International posted a letter of credit in the amount of $7.4 million during 2010 and an additional letter of credit in the amount of $5.5 million in the second quarter of 2011 bringing the total letters of credit to $12.9 million. The letters of credit were canceled upon payment of the settlement during the third quarter of 2011.

Champion initially recorded an $11.8 million liability for this matter in the preliminary purchase price allocation based upon the best information that was available at that time. Based upon the new information gained during the measurement period resulting from the settlement discussed above, the preliminary purchase price allocation was adjusted to reduce the liability for this matter. See additional discussion of the reconciliation of the preliminary purchase price allocation to the final allocation in Note 2 — Acquisition of UCI International, Inc. in the consolidated financial statements included elsewhere in this annual report.

Other Litigation

We are subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, we believe that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on our financial condition or results of operations.

Organizational Structure

We are a holding company that conducts its business operations through its controlled entities. The following diagram sets forth a summary of our corporate structure and certain financing arrangements following the completion of the Transactions. Certain intermediate holding companies have been omitted from this chart for convenience.

United Components, Inc.’s principal U.S. operating subsidiaries are Airtex Products, LP, ASC Industries, Inc., Champion Laboratories, Inc. and Wells Manufacturing, LP.

Property, Plant and Equipment

We currently maintain 19 manufacturing facilities, 14 of which are located in North America, two in Europe and three in China. In addition, we maintain nine distribution and warehouse facilities. Listed below are the locations of our principal manufacturing facilities:

Location	Owned/Leased	Square Footage	Products Manufactured

North America

Albion, Illinois I	Owned	271,000	Spin-on Oil Filters; Heavy-duty Lube Filters; Micro Glass Elements
Albion, Illinois II	Owned	53,000	Spin-on Oil Filters; Poly Panel Air Filters
Albion, Illinois III	Owned	50,000	Heavy-duty Lube Units; Round Air Filters
Albion, Illinois IV	Owned	101,000	Heavy-duty Air Filters; Radial Air Filters; Automotive Conical and Radial Air Filters
Shelby Township, Michigan	Leased	30,000	Auto Fuel Filters
West Salem, Illinois	Owned	217,000	Heavy-duty Lube Filters; Spin-on Oil Filters
York, South Carolina	Owned	189,000	Auto Spin-on Oil Filters
Fairfield, Illinois I	Owned	183,000	Electric and Mechanical Fuel Pump Components
Fairfield, Illinois II	Owned	457,000	Electric Fuel Pump Assemblies and Components; Mechanical Fuel Pumps and Components
North Canton, Ohio	Leased	210,000	Water Pump Assemblies
Puebla, Mexico	Two Owned Buildings, One Leased Building	229,000	Gray Iron Foundry Castings and Pump Assemblies; Water Pump Assemblies and Components
Fond du Lac, Wisconsin I	Owned	230,000	Screw Machining and Stampings
Fond du Lac, Wisconsin II	Owned	36,000	Electronic Controls; Sensors; Voltage Regulators
Reynosa, Mexico	Owned	108,000	Coils; Distributor Caps and Rotors; Sensors; Solenoids; Switches and Wire Sets; 5,000 square feet utilized for Fuel Products

Europe

Mansfield Park, United Kingdom	Leased	100,000	Radial Seal Air Filters; Poly Panel Air Filters; Heavy-duty Air Filters; Dust Collection Filters
Zaragoza, Spain	Leased	86,000	Water Pump Assemblies; Gray Iron Foundry Castings; Water Pump Assemblies and Components

China

Tianjin, China	Land leased/Building owned	162,000	Water Pump Components
Tianjin Economic Development Areas, China	Leased	60,000	Fuel Pump Components
Wujiang, China	Leased	35,000	Light-duty Panel Air Filters

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Part I, Item 3. Key Information — Risk Factors,” “Forward-Looking Statements” and other matters included elsewhere in this annual report. In addition, the following discussion covers periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the Transactions had and will have on us, including significantly increased leverage and liquidity requirements. See “— Liquidity and Capital Resources” below for a discussion of new indebtedness that we have incurred and former indebtedness that we have repaid as part of the Transactions. The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this annual report, as well as the information presented under “Part I, Item 3. Key Information — Selected Historical Consolidated Financial Data.”

Overview

We are a leading supplier to the light-and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. For the Combined Year Ended December 31, 2011, 84.3% of our net sales were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment. We believe we have one of the most comprehensive product lines in the aftermarket, offering approximately 48,600 unique part numbers that we deliver at an industry leading average fill rate of approximately 97%.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors: increasing global vehicle population, aging of vehicle population, increasing vehicle miles driven and growing heavy-duty aftermarket.

The following is a discussion of the key line items included in the financial statements for the periods presented below under the heading “Results of Operations.” These are the measures that management utilizes most to assess our results of operations and anticipate future trends and risks in our business.

The audited consolidated financial statements of Holdings as of December 31, 2011 and 2010, the year ended December 31, 2011 and the period November 26, 2010 through December 31, 2010, included elsewhere in this annual report, represent those of the Successor. Because Holdings was formed on November 26, 2010 in connection with the Transactions, it has no financial statements as of or for periods ended prior to that date. Prior to the UCI Acquisition, Holdings generated no revenue and incurred no expenses other than merger and acquisition costs related to the UCI Acquisition. The UCI Acquisition occurred on January 26, 2011. As such, Holdings’ results of operations for the year ended December 31, 2011 include the results of operations of UCI International only from the date of the UCI Acquisition.

The audited consolidated financial statements of Holdings were prepared using the purchase method of accounting. Under the purchase method of accounting, the purchase price is required to be allocated to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair market values as of the date of the acquisition, with any excess purchase price allocated to goodwill.

The audited consolidated financial statements of UCI International as of December 31, 2010 and for the period January 1 through January 25, 2011 and years ended December 31, 2010 and 2009, included elsewhere in this annual report, represent those of the Predecessor and have been prepared based upon the historical carrying amounts of assets and liabilities of UCI International.

Components of Income Statement

Net Sales

Net sales includes the selling price of our products sold to our customers, less provisions for warranty costs, estimated sales returns, customer allowances and cash discounts. In addition, up-front costs to obtain exclusive contracts and other new business changeover costs are recorded as a reduction to sales in arriving at net sales. Recording such provisions as a reduction to sales is customary in our industry. Provisions for sales returns, customer allowances and warranty costs are recorded at the time of sale based upon historical experience, current trends and our expectations regarding future experience. Adjustments to such sales returns, allowances and warranty costs are made as new information becomes available.

As most of our sales are to the aftermarket, we believe that our sales are primarily driven by the number of vehicles on the road, the average age of those vehicles, the average number of miles driven per year, the mix of light trucks to passenger cars on the road and the relative strength of our sales channels. Historically, our sales have not been materially adversely affected by market cyclicality, as we believe that our aftermarket sales are less dependent on economic conditions than our sales to OEMs, due to the generally non-discretionary nature of vehicle maintenance and repair. While many vehicle maintenance and repair expenses are non-discretionary in nature, high gasoline prices and difficult economic conditions can lead to a reduction in miles driven (a key metric in measuring aftermarket performance), which then results in increased time intervals for routine maintenance and vehicle parts lasting longer before needing replacement. Historical highs in crude oil prices experienced in 2008 and corresponding historical highs at that time in retail gasoline prices at the pump negatively impacted consumers’ driving and vehicle maintenance habits. For 2008, the U.S. Department of Energy reported a decrease in miles driven of 3.2% (equaling 96 billion fewer miles). This was the first annual decrease in miles driven since 1980. The negative trend reversed in the last three quarters of 2009 as miles driven exceeded the comparable 2008 quarters. For the full year of 2009, miles driven increased 0.2% from 2008, and for the full year of 2010, miles driven increased 0.7% from 2009. Miles driven in 2011, as reported by the Department of Energy, decreased 1.3% as compared to 2010.

Our net sales are impacted by consumer discretionary spending for auto repair by the end users of our products. For example, over the last two years, general consumer discretionary spending has been reduced by significant increases in gasoline prices at the pump, which have increased approximately 25% from January 1, 2010 to December 31, 2011 due in part to the impact on oil prices of the political turmoil in North Africa and the Middle East. Gasoline prices at the pump neared the record highs experienced in 2008 during the month of May 2011 and in some parts of North America exceeded the 2008 price levels.

We believe that we have leading market positions in our primary product lines, based on management estimates, and we continue to expand our product and service offerings to meet the needs of our customers. We believe that a key competitive advantage is that we have one of the most comprehensive product offerings in the vehicle replacement parts market, consisting of approximately 48,600 parts. This product breadth, along with our extensive manufacturing and distribution capabilities, product innovation and reputation for quality and service, makes us a leader in our industry.

However, it is also important to note that net sales to AutoZone accounted for 32.1%, 31.2% and 29.9% of our total net sales in the Combined Year Ended December 31, 2011 and the Predecessor years ended December 31, 2010 and 2009, respectively. AutoZone is considered to be a leader in the North American aftermarket and, like all of our customers, we make efforts to maintain and strengthen our relationship with AutoZone. Our failure to maintain a healthy relationship with AutoZone would result in a significant decrease in our net sales. Even if we maintain our relationship, this sales concentration with one customer increases the potential impact to our business that could result from any changes in the economic terms of this relationship or a change in AutoZone’s business.

Cost of Sales

Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials, direct and indirect labor and benefit costs, supplies, utilities, freight, depreciation, insurance and other costs. Cost of sales also includes all costs to procure, package and ship products that we purchase and resell.

We have experienced increases in certain commodities costs and extended lead times as the result of suppliers having reduced capacity during the economic downturn and a slight recovery being experienced in the general economy. In addition, we have experienced longer lead times and expedited freight costs due to logistics constraints shipping product from China. Continued economic recovery would likely increase the demand for many of the commodities used in our business. While we have been, and expect to continue to be, able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in further cost increases and may make procurement more difficult in the future.

In addition to the adverse impact of increasing commodities and energy costs, we have been adversely affected by changes in foreign currency exchange rates, primarily relating to the Mexican peso and the recent changes in currency policy by the Chinese government. Our Mexican operations source a significant amount of inventory from the United States. During the period September 30, 2008 through March 31, 2009, the U.S. dollar strengthened against the Mexican peso by approximately 33%. During the period March 31, 2009 through December 31, 2010, the U.S. dollar weakened against the Mexican peso by approximately 16%, partially offsetting the trend experienced in the prior six months. However, during 2011, the U.S. dollar strengthened against the Mexican peso by approximately 11%. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations must pay more pesos to obtain inventory from the United States.

In addition to the negative impacts of the Mexican peso, the value of the Chinese yuan increased approximately 6% during the period July 1, 2010 through December 31, 2011 as a result of the Chinese government changing, during the third quarter of 2010, its policy on “pegging” the yuan against the U.S. dollar. The result of this action is that the costs of goods imported from China will increase as the Chinese yuan strengthens against the U.S. dollar.

Generally, we attempt to mitigate the effects of cost increases and currency changes via a combination of design changes, material substitution, global resourcing efforts and increases in the selling prices for our products. With respect to pricing, it should be noted that, while the terms of supplier and customer contracts and special pricing arrangements can vary, generally a time lag exists between when we incur increased costs and when we might recover a portion of the higher costs through increased pricing. This time lag typically spans a fiscal quarter or more, depending on the specific situation. We continue to pursue efforts to mitigate the effects of any cost increases; however, there can be no assurances that we will be successful. To the extent that we are unsuccessful, our profit margins will be adversely affected and even if we are successful our gross margin percentages will decline. Because of uncertainties regarding future commodities and energy prices, and the success of our mitigation efforts, it is difficult to estimate the impact of commodities and energy costs on future operating results.

We implemented a number of cost savings initiatives in recent years to align our cost structure with current business levels and we continued to implement costs savings initiatives throughout 2011. Cost savings initiatives included workforce reductions in both direct and indirect manufacturing headcounts. Also, in 2009 we implemented wage freezes and suspended certain matching contributions to defined contribution and profit sharing plans, as well as instituted tight controls over discretionary spending. The wage freeze and suspension of certain matching contributions was in effect for all of 2010. Effective January 1, 2011, we reinstituted discretionary merit increases and matching contributions to defined contribution and profit sharing plans which resulted in higher costs. Tight controls over discretionary spending are expected to continue. These cost savings actions helped offset the adverse impact of higher material costs.

Our PSO initiative utilizes our existing global footprint and unique category management insights to optimize the mix of products manufactured versus sourced, and to determine the optimal manufacturing or vendor location. We expect that PSO will allow us to deliver a high-quality, low-cost product by assembling certain products in the markets where they are sold, assembling certain products specifically in low-cost countries and procuring certain products from selected low-cost country suppliers.

Selling and Warehousing Expenses

Selling and warehousing expenses primarily include sales and marketing, warehousing and distribution costs. Our major cost elements include salaries and wages, pension and fringe benefits, depreciation, advertising and information technology costs.

General and Administrative Expenses

General and administrative expenses primarily include executive, accounting and administrative personnel salaries and fringe benefits, professional fees, pension benefits, insurance, provision for doubtful accounts, rent and information technology costs.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported results.

We believe the following accounting policies are the most critical in that they significantly affect our financial statements, and they require our most significant estimates and complex judgments.

Accounting for Business Combinations

We account for business combinations, where the business is acquired from an unrelated party, under the purchase method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets, and liabilities assumed is allocated to goodwill.

The allocation of purchase price to the fair value of assets acquired and liabilities assumed involves assessments of the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition. Where appropriate, we consult with external advisors to assist in the determination of fair value. For non-observable market values, fair value has been determined using acceptable valuation principles (e.g., relief from royalty method). Subsequent changes in our assessments may trigger an impairment loss that would be recognized in the income statement.

Goodwill and acquired indefinite life intangible assets are not amortized. Other acquired intangible assets with finite lives are amortized over the period of expected benefit in relation to the pattern in which the intangible assets are consumed.

The results of operations for businesses acquired are included in Holdings’ financial statements from the date of the acquisition.

Revenue Recognition

We record sales when title and risk of loss transfer to the customer, the sale price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured.

Some agreements with our customers provide for sales discounts, marketing allowances, return allowances and performance incentives. Any discount, allowance or incentive is treated as a reduction to sales, based on estimates of the criteria that give rise to the discount, allowance or incentive, such as sales volume and marketing spending. We routinely review these criteria and our estimating process and make adjustments as facts and circumstances change.

In order to obtain exclusive contracts with certain customers, we may incur up-front costs or assume the cost of returns of products sold by the previous supplier. These costs are capitalized and amortized over the life of the contract. The amortized amounts are recorded as a reduction to sales.

New business changeover costs also can include the costs related to removing a new customer’s inventory and replacing it with our inventory, commonly referred to as a “stocklift.” Stocklift costs are recorded as a reduction to sales when incurred.

Our customers have the right to return parts that are covered under our standard warranty within stated warranty periods. Our customers also have the right, in varying degrees, to return excess quantities of product. Credits for parts returned under warranty and parts returned because of customer excess quantities are estimated and recorded as a reduction to sales at the time of the related sales. These estimates are based on historical experience, current trends and our expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts and circumstances that give rise to the revision become known. Any significant increase in the amount of product returns above historical levels could have a material adverse effect on our financial results. Our product returns accrual was $55.6 million at December 31, 2011. A hypothetical 10% increase in the product returns accrual would decrease our pre-tax earnings by $5.6 million.

The table below provides a summary reconciliation of reductions from sales to net sales as reported in our consolidated income statement for the Combined Year Ended December 31, 2011 and the Predecessor years ended December 31, 2010 and 2009 (in millions):

	Year Ended December 31,
	2011	2010	2009
Sales	$1,126.1	$1,074.2	$1,004.6
Provision for warranty costs and sales returns	(64.6)	(70.6)	(62.0)
Provision for customer contracted sales deductions	(67.2)	(49.7)	(44.8)
New business costs and other	(5.3)	(8.9)	(12.8)

Net sales	$989.0	$945.0	$885.0

Inventory

We record inventory at the lower of cost or market. Cost is principally determined using standard cost or average cost, which approximates the first-in, first-out method. Estimated market value is based on assumptions for future demand and related pricing. If actual market conditions are less favorable than those projected by management, reductions in the value of inventory may be required.

Impairment of Intangible Assets

Goodwill is subject to annual review unless conditions arise that require a more frequent evaluation. The review for impairment is based on a two-step accounting test. The first step is to compare the estimated fair value with the recorded net book value (including the goodwill). If the estimated fair value is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In this second step, the estimated fair value from the first step is used as the purchase price in a hypothetical acquisition. Purchase business combination accounting rules are followed to determine a hypothetical purchase price allocation to the reporting unit’s assets and liabilities. The residual amount of goodwill that results from this hypothetical purchase price allocation is compared to the recorded amount of goodwill, and the recorded amount is written down to the hypothetical amount, if lower.

We perform our annual goodwill impairment review at December 31st each year using discounted future cash flows, unless conditions exist that would require a more frequent evaluation. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows of our Company, discount rates commensurate with the risks involved in the assets, future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative costs, and income and other taxes. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage our Company, there is significant judgment in determining the cash flows. Based upon the results of the annual impairment review in the fourth quarter of 2011, it was determined that the fair value of our Company significantly exceeded the carrying value of its assets. A hypothetical 10% decrease to the fair value of our Company would not have triggered an impairment of goodwill.

Trade names with indefinite lives are tested for impairment on an annual basis in the fourth quarter, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If we conclude that there has been impairment, we will write down the carrying value of the asset to its fair value. See Note 8 to the audited consolidated financial statements included elsewhere in this annual report for further discussion of an impairment loss recorded in 2011 on one of our indefinite lived trade names.

Each year, we evaluate those trade names with indefinite lives to determine whether events and circumstances continue to support the indefinite useful lives. We have concluded that events and circumstances continue to support the indefinite lives of these trade names.

Retirement Benefits

Pension obligations are actuarially determined and are affected by assumptions including discount rate, life expectancy, annual compensation increases and the expected rate of return on plan assets. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of pension expense we recognize in future periods. See Note 14 to the audited consolidated financial statements included elsewhere in this annual report for the detailed assumptions used in determining the present value of benefit obligations and net periodic pension expense for our pension plans.

Postretirement health obligations are actuarially determined and are based on assumptions including discount rate, life expectancy and health care cost trends. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of expense we recognize in future periods. See Note 14 to the audited consolidated financial statements included elsewhere in this annual report for the detailed assumptions used in determining the present value of benefit obligations for postretirement health care and life insurance plans and the sensitivity analysis of a one percentage point change in the discount rate and health care cost trend rate.

Insurance Reserves

Our insurance policies for workers’ compensation, automobile, product and general liability include high deductibles (up to $0.5 million) for which we are responsible. Deductibles for which we are responsible are recorded in accrued expenses. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims and incurred but not yet reported claims. External actuaries are used to assist us in estimating these losses. Our self-insured insurance reserves, including group medical insurance reserves, were $10.8 million at December 31, 2011. A hypothetical 10% increase in the insurance reserve would decrease our pre-tax earnings by $1.1 million.

Environmental Expenditures

Our expenditures for environmental matters fall into two categories. The first category is routine compliance with applicable laws and regulations related to the protection of the environment. The costs of such compliance are based on actual charges and do not require significant estimates.

The second category of expenditures is for matters related to investigation and remediation of contaminated sites. The impact of this type of expenditure requires significant estimates by management. The estimated cost of the ultimate outcome of these matters is included in “Accrued expenses and other current liabilities” in our December 31, 2011 balance sheet. This estimate is based on all currently available information, including input from outside legal and environmental professionals, and numerous assumptions. Management believes that the ultimate outcome of these matters will not exceed the $1.5 million accrued at December 31, 2011 by a material amount, if at all. However, because all investigation and site analysis has not yet been completed and because of the inherent uncertainty in such environmental matters and any related litigation, there can be no assurance that the ultimate outcome of these matters will not be significantly different than our estimates.

Stock-Based Compensation

Prior to the UCI Acquisition, UCI International adopted a stock option plan in 2003 that was amended and restated in December 2008. In connection with the UCI Acquisition, all outstanding stock options were exercised and all restricted stock grants vested and the underlying shares were sold. Subsequent to the UCI Acquisition, there are no stock based compensation plans.

We recognized compensation expense for employee stock option grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) was recognized ratably over the requisite service period based on the grant date fair value. The fair value of new stock options was estimated on the date of grant using the Black-Scholes option pricing model. Determining the fair value of stock options at the grant date required judgment, including estimates for the average risk-free interest rate, dividend yield and volatility. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time. See Note 18 to the consolidated financial statements included elsewhere in this annual report for the principal assumptions used in applying the Black-Scholes option pricing model to determine the estimated fair value of stock options at the date of grant. As a result of a change in control resulting from the UCI Acquisition, the remaining unvested stock options became vested and the remaining $0.5 million of unrecognized compensation cost was recognized in the Predecessor period January 1, 2011 through January 25, 2011.

The terms of our former restricted stock agreement provided that the shares of restricted stock would vest only upon a change of control of UCI International, Inc., as defined in our equity incentive plan. Due to the uncertainty surrounding the ultimate vesting of the restricted stock, no stock-based compensation expense was recorded. The UCI Acquisition resulted in a change in control. Accordingly, compensation expense of approximately $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period January 1, 2011 through January 25, 2011.

Results of Operations

The following table was derived from consolidated income statements for the Successor year ended December 31, 2011, the Successor period November 26, 2010 through December 31, 2010, the Predecessor period January 1 through January 25, 2011 and the Predecessor years ended December 31, 2010 and 2009. The column titled “Combined” does not purport to be on a pro forma basis and has been included for the purpose of additional analysis. The amounts are presented in millions of dollars.

	Combined	Successor	Successor	Predecessor
	Year Ended December 31, 2011	Year Ended December 31, 2011	November 26, 2010 through December 31, 2010	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009

Net sales	$989.0	$910.2	$—	$78.8	$945.0	$885.0
Cost of sales	770.7	710.4	—	60.3	708.6	688.2

Gross profit	218.3	199.8	—	18.5	236.4	196.8
Operating (expenses) income
Selling and warehousing	(71.3)	(66.2)	—	(5.1)	(60.5)	(56.6)
General and administrative	(45.2)	(41.6)	—	(3.6)	(43.0)	(43.2)
Amortization of acquired intangible assets	(20.8)	(20.4)	—	(0.4)	(5.2)	(5.8)
Merger and acquisition costs	(16.5)	(11.3)	(1.3)	(5.2)	—	—
Restructuring costs, net	(1.3)	(1.3)	—	—	(1.7)	(0.9)
Stock-based compensation expense	(15.1)	—	—	(15.1)	(0.4)	(0.4)
Trademark impairment loss	(3.8)	(3.8)	—	—	—	—
Patent litigation costs	(0.9)	(0.4)	—	(0.5)	(5.9)	(7.0)
Antitrust litigation costs	(12.5)	(11.7)	—	(0.8)	(7.2)	(1.3)

Operating income (loss)	30.9	43.1	(1.3)	(12.2)	112.5	81.6
Interest expense, net	(56.4)	(51.7)	—	(4.7)	(60.8)	(60.5)
Management fee expense	(0.1)	—	—	(0.1)	(2.0)	(2.0)
Loss on early extinguishment of debt	(24.2)	—	—	(24.2)	(8.7)	—
Debt commitment fees	(5.9)	(5.9)	—	—	—	—
Miscellaneous, net	(5.7)	(5.0)	—	(0.7)	(3.5)	(5.5)

Income (loss) before income taxes	(61.4)	(19.5)	(1.3)	(41.9)	37.5	13.6
Income tax (expense) benefit	14.9	0.9	—	14.0	(14.5)	(5.1)

Net income (loss)	(46.5)	(18.6)	(1.3)	(27.9)	23.0	8.5
Less: Loss attributable to noncontrolling interest	—	—	—	—	—	(0.7)

Net income (loss) attributable to UCI Holdings Limited	$(46.5)	$(18.6)	$(1.3)	$(27.9)	$23.0	$9.2

Year Ended December 31, 2011 compared with Year Ended December 31, 2010

Net sales. Net sales of $910.2 million in the Successor financial statements for year ended December 31, 2011 include net sales since the UCI Acquisition as Holdings had no sales or operations prior to the UCI Acquisition. Net sales of $78.8 million in the Predecessor period January 1, 2011 through January 25, 2011 include the net sales of UCI International prior to the UCI Acquisition. Net sales per day in the Successor year ended December 31, 2011 were $2.7 million compared to $3.2 million in the Predecessor period January 1, 2011 through January 25, 2011 and $2.6 million in the Predecessor year ended December 31, 2010. The higher net sales per day in the Predecessor period January 1, 2011 through January 25, 2011 primarily related to the timing of certain customers’ annual restocking programs.

Net sales of $989.0 million in the Combined Year Ended December 31, 2011 increased $44.0 million, or 4.7%, compared to net sales of $945.0 million in the year ended December 31, 2010. Within the aftermarket channel, all of our channels, except the traditional channel, experienced year-over-year net sales increases. Our retail, OES (car dealerships) and heavy duty channels net sales increased approximately 8.8%, 0.5% and 3.6%, respectively. Our traditional channel net sales decreased approximately 11.8%. The increase in net sales in our retail channel primarily reflected the sales growth experienced by our customer base, as well as new product rollouts to certain of our retail channel customers. Our customers in the retail channel have experienced strong year-over-year growth due in part to capturing market share from competitors in the traditional channel. The increased net sales in our heavy duty channel resulted from a generally improved market trend in the transportation sector. The decreased net sales in the traditional channel were the result of market share losses in our filtration and cooling systems product lines, as well as the shift in market share to the retail channel discussed above. Our OEM channel net sales in the year ended December 31, 2011 increased approximately 19.8% over the year ended December 31, 2010 due to the launch of new business wins and a recovery of new car sales from the difficult economic environment in 2009 and early 2010.

Net sales for the Combined Year Ended December 31, 2011 and net sales for the year ended December 31, 2010 for our four product lines were as follows:

	Year Ended December 31,
	2011	%	2010	%
	(in millions, except percentages)
Filtration	$341.5	35%	$352.3	37%
Fuel delivery systems	281.7	28%	262.8	28%
Vehicle electronics	209.5	21%	183.9	20%
Cooling systems	156.3	16%	146.0	15%

	$989.0	100%	$945.0	100%

The decline in our filtration product line net sales was largely due to market share losses in the traditional channel and lower year-over-year retail channel net sales, partially offset by higher heavy duty channel net sales and co-manufacturing net sales. The fuel delivery systems continued to experience net sales gains reflecting the growth of our customer base, together with market share gains in the traditional channel. The increase in our vehicle electronics net sales reflected the growth of our customer base and new product rollouts. Our cooling systems product line net sales were higher compared to the prior year period due to strong OEM channel net sales related to recent business wins and the recovery of new car sales, new product rollouts in the retail channel and growth in international sales due to growth in volume as well as favorable foreign currency translation. These favorable impacts on cooling systems net sales were partially offset by market share losses.

Gross profit. Gross profit included special items which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance, which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions.

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Gross profit, as reported	$199.8	$18.5	$236.4
Add back special items:
Inventory step-up	16.4	—	—
New business changeover and sales commitment costs	2.4	—	1.7
Resolution of pre-acquisition matter	0.2	—	—
Valuation allowance for non-trade receivables	—	—	1.4
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	0.2	—	—

Adjusted gross profit	$219.0	$18.5	$239.5

The $16.4 million “Inventory step up” in the year ended December 31, 2011 consisted of the sales of inventory, after the UCI Acquisition date, that were written up from historical cost to fair market value as part of the allocation of the UCI Acquisition purchase price. When this inventory was sold, the $16.4 million difference between historical cost and fair market value was charged to cost of sales, thereby reducing reported gross profit.

The Successor year ended December 31, 2011 and the Predecessor year ended December 31, 2010 included $2.4 million and $1.7 million, respectively, of new business changeover and sales commitment costs for up-front costs incurred to obtain new business.

The year ended December 31, 2011 included a loss of $0.2 million for the resolution of a pre-acquisition matter related to our former driveline components operation that was discontinued and sold in September 2006.

During the year ended December 31, 2010, we recorded a $1.4 million provision due to uncertainties of collecting Mexican value-added tax refunds from the Mexican Department of Finance and Public Credit. See “Part I, Item 4. Information on Holdings and its Subsidiaries — Litigation — Valued-Added Tax Receivable.”

Excluding special items, adjusted gross profit for the Successor year ended December 31, 2011 was $219.0 million, or 24.1% of net sales. This compared to adjusted gross profit of $18.5 million, or 23.5% of net sales, for the Predecessor period January 1, 2011 through January 25, 2011 and adjusted gross profit of $239.5 million, or 25.3% of net sales, for the Predecessor year ended December 31, 2010. Adjusted gross profit for the Combined Year Ended December 31, 2011 was $237.5 million compared to $239.5 million for the year ended December 31, 2010. The related adjusted gross margin percentage decreased to 24.0% in the combined 2011 period from 25.3% in the 2010 period. The adjusted gross margin percentage is based on sales before the effects of obtaining new business discussed above.

The decline in the adjusted gross margin percentages in the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 compared to the Predecessor year ended December 31, 2010 was due to several factors. During the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011, we experienced an unfavorable product mix with higher demand for parts for newer model cars. In the early part of the product life cycle, we often purchase finished components at higher costs until such time as demand justifies manufacturing the product internally. The unfavorable product mix reflects the higher percentage of purchased versus manufactured parts. Other factors negatively impacting the adjusted gross margin percentages were (1) customer price concessions, (2) higher raw material costs as compared to the prior year period, (3) higher employee costs resulting from reinstituting discretionary merit increases and matching contributions to defined contribution and profit sharing plans and (4) lower overhead absorption resulting from the unfavorable product mix impact on production levels and labor efficiencies. Partially offsetting these items were lower costs for product returns and ongoing cost reduction initiatives, including procurement decisions to manufacture internally certain higher volume parts and tight controls over discretionary spending.

Selling and warehousing expenses. Selling and warehousing expenses were $71.3 million in the Combined Year Ended December 31, 2011, $10.8 million higher than the Predecessor year ended December 31, 2010. Selling and marketing expenses increased due to higher royalty and variable selling costs associated with our higher sales volume, investments in our growth initiatives, including staffing and brand development, and other costs. Shipping and warehousing expenses increased to support the increased sales volume. Additionally, selling and warehousing expenses were higher due to higher employee costs resulting from reinstituting discretionary merit increases and matching contributions to defined contribution and profit sharing plans. Selling and warehousing expenses were 7.3% of net sales in the Successor year ended December 31, 2011 and 6.5% of net sales in the Predecessor period January 1, 2011 through January 25, 2011 compared to 6.4% of net sales in the Predecessor year ended December 31, 2010. The higher percentages in the 2011 periods compared to the Predecessor year ended December 31, 2010 were due to the factors discussed above. The higher percentage in the Successor year ended December 31, 2011 compared to the Predecessor period January 1, 2011 through January 25, 2011 was primarily the result of higher warehousing costs due to increased sales levels, higher depreciation expense due to the increase in property, plant and equipment as a result of the fair value assigned to property, plant and equipment as part of the purchase accounting for the UCI Acquisition and timing of expenditures.

General and administrative expenses. General and administrative expenses included special items related to the costs of actions taken in connection with the outsourcing and cost sharing with Autoparts Holdings, which are presented in the following table along with a comparison of adjusted general and administrative expenses after excluding such special items. Adjusted general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
General and adminstrative expenses, as reported	$41.6	$3.6	$43.0
Adjust for special items:
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	(7.1)	—	—
UCI International non-operating expenses	—	—	(6.5)
Valuation allowance for non-trade receivable	(0.4)	—	—
Environmental accrual adjustment	(0.3)	—	—

Adjusted general and adminstrative expenses	$33.8	$3.6	$36.5

Adjusted general and administrative expenses for the Combined Year Ended December 31, 2011 was $37.4 million compared to adjusted general and administrative expenses for the Predecessor year ended December 31, 2010 of $36.5 million. The $0.9 million increase was primarily due to higher employee costs resulting from reinstituting discretionary merit increases and matching contributions to defined contribution and profit sharing plans and higher legal costs, offset in part by lower outsourced staffing costs. Adjusted general and administrative expenses were 3.7% of net sales in the Successor year ended December 31, 2011 and 4.6% of net sales for the Predecessor period January 1, 2011 through January 25, 2011 as compared to 3.9% of net sales for the Predecessor year ended December 31, 2010.

Amortization of acquired intangible assets. Amortization of acquired intangible assets increased to $20.4 million for the Successor year ended December 31, 2011 as compared to $5.2 million for the Predecessor year ended December 31, 2010. The increase was the result of the intangible assets acquired in connection with the UCI Acquisition.

Merger and acquisition costs. In connection with the UCI Acquisition, Holdings incurred $11.3 million of buyer side merger and acquisition costs during the Successor year ended December 31, 2011. During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred $5.2 million of seller side merger and acquisition costs. These costs consisted primarily of investment banking, legal and other professional advisory services fees and expenses. During the Successor year ended December 31, 2010, Holdings incurred merger and acquisition costs of $1.3 million in anticipation of the UCI Acquisition.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Sucessor	Predecessor
	Year Ended December 31, 2011	Year Ended December 31, 2010
Severance	$(1.1)	$—
Cost to maintain land and buildings held for sale	—	(0.3)
Gain on sale of building	—	0.3
Curtailment and settlement losses	(0.2)	(0.6)
Disposition of joint venture interest	—	(1.1)

	$(1.3)	$(1.7)

During the Successor year ended December 31, 2011, we incurred severance costs of $1.1 million related to business integration activities and cost reduction actions and we recorded pension curtailment and settlement losses of $0.2 million related to headcount reductions at our Mexican subsidiaries.

During the Predecessor year ended December 31, 2010, UCI International recorded pension curtailment and settlement losses and other severance costs related to headcount reductions at its Mexican subsidiaries totaling $0.6 million, completed the sale of a previously idled manufacturing facility recognizing a gain of $0.3 million on the sale, and incurred $0.3 million of costs for the maintenance and security of the land and building.

Additionally, in May 2010, UCI International completed the sale of its entire 51% interest in a Chinese joint venture to its joint venture partner, Shandong Yanzhou Liancheng Metal Products Co. Ltd. The sales price was approximately $0.9 million, plus the assumption of certain liabilities due to UCI International of approximately $2.4 million, less transaction costs. Based upon the terms of the transaction, UCI International recorded a non-cash charge of $1.1 million during the Predecessor year ended December 31, 2010.

Stock-based compensation expense. Prior to the UCI Acquisition, UCI International maintained an equity incentive plan, which permitted the granting of options to purchase shares of common stock of UCI International to its employees, directors, and consultants, as well as the granting of restricted shares of UCI International common stock. Options vested over an eight-year period, and could accelerate in the event of certain changes in control. The shares of restricted stock vested only upon a change in control of UCI International. As a result of the UCI Acquisition, the remaining unvested stock options and restricted stock became vested and the plan was terminated.

Immediately prior to the UCI Acquisition, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. This cost was recognized by UCI International as the Predecessor in January 2011. Compensation expense of approximately $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period January 1, 2011 through January 25, 2011.

In addition, UCI International incurred approximately $1.4 million of non-recurring costs associated with the stock-based compensation expense in the Predecessor period January 1, 2011 through January 25, 2011.

Trademark impairment loss. During the Successor year ended December 31, 2011, we were notified by a customer of its decision to change suppliers to another manufacturer. The resulting impairment test indicated that the value of one of our indefinite lived trade names has been impaired. After completing a discounted cash flow fair value assessment, we have recognized a trademark impairment loss of $3.8 million related to this trade name. See further discussion in “Note 8 — Goodwill and Other Intangible Assets” of the audited consolidated financial statements included elsewhere in this annual report.

Patent litigation costs. Champion was a defendant in litigation with Parker-Hannifin. See further discussion in “Part I, Item 4. Information on Holdings and its Subsidiaries — Litigation — Patent Litigation.” During the year ended December 31, 2011, Champion incurred $0.4 million of post-trial costs. In addition, we revised our estimate of the plaintiff’s attorneys’ fees and recorded an additional $0.5 million provision. Given that this litigation existed at the date of the UCI Acquisition, the additional $0.5 million provision was recorded in the Predecessor income statement for the period January 1, 2011 through January 25, 2011. During the year ended December 31, 2010, Champion incurred additional charges of $5.9 million, including $3.3 million for damages, plus $1.5 million for estimated attorney fees and $1.1 million of post-trial costs.

Antitrust litigation costs. Beginning in 2008, UCI and its wholly owned subsidiary Champion were named, along with several filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engage in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the remaining actions. As a result, during the fourth quarter of 2011, we recorded a provision of $7.8 million for the settlement of this matter. In addition, during the Successor year ended December 31, 2011, we incurred $3.9 million in antitrust litigation cost. During the Predecessor period January 1, 2011 through January 25, 2011 and the Predecessor year ended December 31, 2010, we incurred antitrust litigation costs of $0.8 million and $7.2 million, respectively. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries — Litigation — Antitrust Litigation.”

Interest expense, net. The following table provides the detail of net interest expense for the respective periods (in millions).

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Interest expense
Senior Secured Term Loan Facility	$15.5	$—	$—
Senior Notes	32.2	—	—
Senior PIK Notes	—	2.4	31.2
2010 Term Loan	—	1.9	6.9
2006 Credit Facility	—	—	3.7
Previously Outstanding Subordinated Notes	—	—	15.7
Other	1.6	0.1	0.3
Amortization
Debt issue costs
Senior Secured Term Loan Facility	1.0	—	—
Senior Secured Revolving Facility	0.3	—	—
Senior Notes	1.0	—	—
Senior PIK Notes	—	—	0.4
2010 Term Loan	—	0.1	0.3
2006 Credit Facility	—	—	0.3
Original issue discounts	0.3	0.2	2.2

Total interest expense	51.9	4.7	61.0
Interest income	(0.2)	—	(0.2)

Interest expense, net	$51.7	$4.7	$60.8

Loss on early extinguishment of debt. UCI International recorded a loss of $24.2 million on the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes in the Predecessor period January 1, 2011 through January 25, 2011. The components of the loss on early extinguishment were as follows (in millions):

Senior PIK Notes call premium and redemption period interest	$5.0
Write-off Senior PIK Notes unamortized original issue discount	3.3
Write-off Senior PIK Notes unamortized deferred financing costs	0.9
Write-off 2010 Credit Facility unamortized original issue discount	5.1
Write-off 2010 Credit Facility unamortized deferred financing costs	8.9
Fees and expenses related to early extinguishment of debt	1.0

$24.2

UCI International recorded a loss of $8.7 million in the Predecessor year ended December 31, 2010 on the early extinguishment of the term loan under the 2006 Credit Facility and the Previously Outstanding Subordinated Notes. The components of the loss on early extinguishment were as follows (in millions):

Previously Outstanding Subordinated Notes call premium	$3.6
Write-off unamortized original issue discount	1.8
Previously Outstanding Subordinated Notes redemption period interest	1.9
Write-off unamortized deferred financing costs	1.4

$8.7

Debt commitment fees. On December 23, 2010, we and Acquisition Co. signed a debt commitment letter for a $525.0 million senior secured credit facility and a $250.0 million senior unsecured bridge facility (the “Debt Commitment Letter”), which was to be utilized to partially fund the UCI Acquisition in the event that permanent financing was not obtained. Drawings under the Debt Commitment Letter were subject to certain conditions. Upon the issuance of the Senior Notes and the entry into the Senior Secured Credit Facilities, the commitments under the Debt Commitment Letter terminated. Fees of $5.9 million related to the Debt Commitment Letter were expensed upon the termination of the Debt Commitment Letter.

Miscellaneous, net. Miscellaneous, net primarily consists of costs associated with the sale of receivables and changes in the market value of our swaption agreement. During the Combined Year Ended December 31, 2011, costs associated with the sale of receivables were $4.6 million. During the Predecessor year ended December 31, 2010, costs associated with the sale of receivables were $3.9 million. The higher costs associated with the sale of receivables were due to an increased level of sales of receivables in the year ended December 31, 2011 compared to 2010, partially offset by lower factoring rates in 2011. Miscellaneous, net for the Combined Year Ended December 31, 2011 also included an unfavorable $1.0 million related to changes in the market value of our swaption agreement.

Income tax (expense) benefit. We recorded income tax benefit of $0.9 million during the Successor year ended December 31, 2011. We provided deferred income tax expense related to the U.S. tax consequences of our Spanish subsidiary’s dividend distribution and the foreign withholding taxes and deferred income taxes on the remaining unremitted earnings totaling $5.6 million during the year ended December 31, 2011. Excluding the impact of the income tax consequences of the Spanish subsidiary, the income tax benefit was $6.5 million, which represents an effective tax rate of 33.3%. The adjusted effective tax rate of 33.3% for the year ended December 31, 2011 differs from the U.S. federal statutory rate principally due to certain merger and acquisition costs not being deductible for U.S. federal income tax purposes.

We recorded an income tax benefit of $14.0 million during the Predecessor period January 1, 2011 through January 25, 2011, which represents a 33.4% effective tax rate in relation to the pre-tax loss of $41.9 million. Similar to the Successor period ended December 31, 2011, the 33.4% effective tax rate differs from the U.S. federal statutory rate principally due to certain merger and acquisition costs not being deductible for U.S. federal income tax purposes.

During the Predecessor year ended December 31, 2010, UCI International recorded an income tax expense of $14.5 million, which represents a 38.7% effective tax rate.

Predecessor Year Ended December 31, 2010 compared with Predecessor Year Ended December 31, 2009

Management’s discussion and analysis of the results of operation for the year ended December 31, 2010 compared to the year ended December 31, 2009 only includes a discussion of the results of operations of the Predecessor. As discussed previously, Holdings was formed on November 26, 2010 in connection with the Transactions, and therefore has no financial statements as of or for periods ended prior to that date. Prior to the UCI Acquisition, Holdings generated no revenue and incurred no expenses in the Successor year ended December 31, 2010 other than merger and acquisition costs of $1.3 million in anticipation of the UCI Acquisition.

Net sales. Net sales of $945.0 million in 2010 increased $60.0 million, or 6.8%, compared to net sales of $885.0 million in 2009. In connection with obtaining new business, sales were reduced by $1.7 million in 2010 and $5.0 million in 2009. These reductions were the result of accepting returns of the inventory of our customers’ previous suppliers in connection with securing new business with these customers.

Excluding the effects of obtaining new business from both periods, sales were 6.4% higher in 2010 compared to 2009. Within the aftermarket channel, our retail and traditional channels sales increased approximately 8.2% and 1.5%, respectively, and our heavy duty channel net sales increased approximately 10.6%. Our OES channel sales to dealerships decreased approximately 2.1%. The increased net sales in our retail and traditional channels primarily reflected the growth experienced by our customer base. The increased net sales in our heavy duty channel resulted from a generally improved market trend in the transportation sector. The decreased sales in our OES channel were due primarily to timing of replenishment orders by our OES channel customers and the reduction in the number of dealerships by GM and Chrysler in connection with their 2009 bankruptcy proceedings. Our OEM channel sales in 2010 increased approximately 24.7% over 2009 due to the recovery of new car sales from the difficult economic environment in 2009 and recent new business wins.

Net sales for 2010 and 2009 for our four product lines were as follows:

	Year Ended December 31,
	2010	%	2009	%
	(in millions, except percentages)
Filtration	$352.3	37%	$346.6	39%
Fuel delivery systems	262.8	28%	221.9	25%
Vehicle electronics	183.9	20%	163.2	19%
Cooling systems	146.0	15%	153.3	17%

	$945.0	100%	$885.0	100%

Each of our product lines, except cooling systems, experienced increased net sales in 2010, reflecting the sales growth of our customer base. Our fuel delivery systems sales were also positively impacted by market share gains. While our cooling systems product line experienced sales growth with existing customers, this increase was more than offset by market share losses.

Gross profit. Gross profit, as reported, was $236.4 million for 2010 and $196.8 million for 2009. Both periods included special items which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. We use adjusted gross profit as presented to evaluate and manage our operations internally. Amounts are presented in millions.

	Predecessor
	Year Ended December 31, 2010	Year Ended December 31, 2009
Gross profit, as reported	$236.4	$196.8
Add back special items:
New business changeover and sales commitment costs	1.7	5.0
Severance	—	0.8
Costs to establish additional manufacturing in China	—	0.5
Valuation allowance for non-trade receivables	1.4	—

Adjusted gross profit	$239.5	$203.1

The 2010 $1.7 million and the 2009 $5.0 million of new business changeover and sales commitment costs were up-front costs incurred to obtain new business.

During 2010, we recorded a $1.4 million provision due to uncertainties of collecting Mexican value-added tax refunds from the Mexican Department of Finance and Public Credit. See further discussion under “Part I, Item 4. Information on Holdings and its Subsidiaries — Litigation — Value-added Tax Receivable.”

The $0.8 million of severance costs in 2009 related to actions taken to further align our cost structure with customers’ spending and market conditions existing at the time. These actions included, among other things, workforce reductions with related severance costs.

The $0.5 million of costs to establish additional manufacturing in China in 2009 related to start-up costs establishing two new factories in China.

Excluding the special items, adjusted gross profit increased to $239.5 million in 2010 from $203.1 million in 2009, and the related gross margin percentage increased to 25.3% in 2010 from 22.9% in 2009. The gross margin percentage is based on sales before the effects of obtaining new business, which are discussed in the net sales comparison above.

Higher net sales volume in 2010 was a significant factor in our gross profit increase year over year, accounting for $19.0 million of the increase. The 2010 results were also positively affected by approximately $22.0 million by the favorable effects of (1) procurement decisions to manufacture internally certain higher volume parts, (2) lower commodity costs and (3) cost reduction initiatives to align our cost structure with our customers’ spending and market conditions existing at the time. Additionally, favorable trends in our insurance costs increased our gross profit by approximately $3.0 million. The cost reduction initiatives included workforce reductions and other employee cost saving actions, as well as the institution of tight controls over discretionary spending. Partially offsetting these factors were the effects of higher estimated product returns, customer price concessions and unfavorable product mix of approximately $8.0 million.

Selling and warehousing expenses. Selling and warehousing expenses were $60.5 million in 2010; $3.9 million higher than 2009. Selling and marketing expenses increased $3.0 million related to higher variable selling costs associated with our higher sales volume, investments in our growth initiatives including staffing and brand development and other costs. Shipping and warehousing expenses increased $0.9 million to support the increased sales volume. Selling and warehousing expenses were 6.4% of net sales in 2010 and 2009. The ability to maintain the same selling and warehousing expenses as a percentage of net sales despite the increased spending levels related to investments in growth initiatives was the result of the cost reduction actions taken during 2009.

General and administrative expenses. General and administrative expenses were $43.0 million in 2010, a decrease of $0.2 million from 2009. This decrease was due to reductions in overhead spending including the favorable effect of lower employee expenses of $2.5 million in 2010 due to headcount reductions in 2009 (inclusive of severance in 2009 related to the headcount reductions) and cost control initiatives, which offset higher professional fees of $4.3 million primarily related to the proposed initial public offering of UCI International’s stock that was withdrawn in November 2010 and costs associated with the UCI Acquisition and higher incentive compensation.

Restructuring costs, net. In 2010, we recognized a gain of $0.3 million related to the sale of the land and building at a previously idled manufacturing facility. In addition, we incurred costs of $0.3 million to maintain the land and building prior to the sales. In 2009, we incurred costs of $0.4 million to maintain the land and building.

In 2010, we recorded pension curtailment and settlement losses and other severance costs related to headcount reductions at our Mexican subsidiaries totaling $0.6 million. Additionally, we recorded a non-cash charge of $1.1 million related to the sale of UCI International’s interest in a 51% owned joint venture in 2010.

We implemented restructuring plans in 2009 to further align our cost structure with customers’ spending and market conditions that existed at the time. The restructuring plans targeted excess assembly and aluminum casting capacity and restructuring costs of the plan included workforce reductions, facility closures, consolidations and realignments.

We idled a Mexican aluminum casting operation in 2009 and consolidated the capacity into our Chinese casting operation. During that period, we also relocated a small amount of filter manufacturing capacity which resulted in the idling of certain equipment with no alternative use. In connection with these capacity consolidations, we recorded asset impairments of $1.8 million and incurred postretirement benefit plans curtailment costs of $0.1 million.

In order to accommodate expected growth in Europe, our Spanish distribution operation was relocated to a new leased facility resulting in the idling and subsequent sale of an owned facility. UCI International recognized a gain of $1.5 million on the sale of this facility in 2009. We incurred other costs of $0.1 million during that period associated with the relocation of the facility.

Stock-based compensation expense. Stock-based compensation expense was $0.4 million in 2010 and 2009.

Patent litigation costs. Champion was a defendant in litigation with Parker-Hannifin pursuant to which Parker-Hannifin claims that certain of Champion’s products infringed a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of approximately $6.5 million. We recorded a $6.5 million liability and incurred trial costs of $0.5 million in 2009 for this matter.

On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million in damages and a permanent injunction. Both parties filed post-trial motions. Parker-Hannifin sought treble damages and attorneys’ fees. Champion sought a judgment as a matter of law on the issues of infringement and patent invalidity. On March 17, 2011, the court issued an order denying Champion’s motion for a judgment at law and awarding Parker-Hannifin an additional $3.3 million in damages plus attorneys’ fees, estimated to be approximately $1.5 million. As a result of this order, we recorded an additional provision of $4.8 million in 2010 for this matter. Also, we incurred $1.1 million of post-trial costs during 2010.

Antitrust litigation costs. Beginning in 2008, UCI and its wholly owned subsidiary Champion were named, along with several filter manufacturers, in numerous antitrust complaints alleging that UCI, Champion and the other defendant filter manufacturers engage in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws. During 2010 and 2009, we incurred antitrust litigation costs of $7.2 million and $1.3 million, respectively.

Interest expense, net. Net interest expense was $0.3 million higher in 2010 compared to 2009. This increase was primarily due to interest on higher average borrowings of $14.0 million during 2010 and higher amortization of deferred financing costs, largely offset by lower interest rates on our debt in 2010 versus 2009. The outstanding balance of the Senior PIK Notes increased in 2010 due to the quarterly payment of interest through the issuance of new notes. This increase more than offset the lower level of borrowings under UCI’s 2006 Credit Facility from the $17.7 million mandatory prepayment on our term loan made in April 2010 and the repayment of revolving credit facility borrowings of $20.0 million in June 2009. The lower interest rates on our debt in 2010 versus 2009 reduced interest expense by approximately $2.2 million.

Loss on early extinguishment of debt. We recorded a loss of $8.7 million in the third quarter of 2010 on the early extinguishment of our 2006 Credit Facility and the Previously Outstanding Subordinated Notes. The components of the loss on early extinguishment were as follows (in millions):

Previously Outstanding Subordinated Notes call premium	$3.6
Write-off unamortized debt discount	1.8
Previously Outstanding Subordinated Notes redemption period interest	1.9
Write-off unamortized deferred financing costs	1.4

$8.7

Miscellaneous, net. Miscellaneous, net which consists primarily of costs associated with the sale of receivables was $2.0 million lower in 2010 compared to 2009. The lower expense was due to lower selling discount costs, partially offset by higher sales of receivables in 2010 versus 2009. Miscellaneous, net for 2010 also included a favorable $0.5 million related to changes in the market value of our swaption agreement.

Income tax expense. Income tax expense was $9.4 million higher in 2010 compared to 2009 due primarily to higher pre-tax income in 2010. For reasons why the effective tax rates in both years differed from statutory rates, see the table in Note 13 to the financial statements of UCI International included elsewhere in this annual report, which reconciles income taxes computed at the U.S. federal statutory rate to income tax expense. The higher effective tax rate in 2010 compared to 2009 was due primarily to foreign taxes.

Net income. Due to the factors described above, we reported net income of $23.0 million in 2010 compared to net income of $8.5 million in 2009.

Net income attributable to UCI International, Inc. After deducting losses attributable to a noncontrolling interest, net income attributable to UCI International, Inc. was $23.0 million in 2010, compared to net income of $9.2 million in 2009.

Geographic Results of Operations

Net sales made by our U.S. and foreign subsidiaries, excluding intercompany sales which are eliminated in consolidation, were as follows (in millions, except percentages):

	Successor		Predecessor
	Year Ended December 31, 2011%		January 1, 2011 through January 25, 2011%		Year Ended December 31, 2010%		Year Ended December 31, 2009%

United States subsidiaries	$834.8	92%	$72.6	92%	$874.5	93%	$818.3	92%
Foreign subsidiaries	75.4	8%	6.2	8%	70.5	7%	66.7	8%

	$910.2	100%	$78.8	100%	$945.0	100%	$885.0	100%

The U.S. and foreign components of income (loss) before income taxes were as follows (in millions):

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Income (loss) before income taxes
United States	$(27.3)	$(42.7)	$35.8	$8.1
Foreign	7.8	0.8	1.7	5.5

	$(19.5)	$(41.9)	$37.5	$13.6

The decline in the U.S. operating results for the Combined Year Ended December 31, 2011 compared to the Predecessor year ended December 31, 2010 was largely due to costs associated with the UCI Acquisition and initial costs related to our cost sharing and manufacturing arrangements with FRAM Group as well as debt extinguishment costs, amortization of intangibles acquired as part of the UCI Acquisition, merger and acquisition costs, inventory step up, stock compensation expenditures, debt commitment fees and antitrust litigation settlement costs discussed throughout this “Operating and Financial Review and Prospects.” The improved foreign operating results are primarily due to the improved sales and benefits of the 2010 PSO cost reduction initiatives and Mexican restructuring, while 2010 included a loss on the disposal of our interest in a joint venture, restructuring actions taken at our Mexican operations and costs incurred as part of our PSO initiatives relocating certain production to our low cost foreign operations.

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense, net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Net income (loss), income tax expense (benefit), net interest expense and depreciation and amortization expense are not reduced by the amounts attributable to noncontrolling interests. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Additionally, Adjusted EBITDA is used in the calculation of compliance with certain covenants in the Senior Secured Credit Facilities and the indenture governing the Senior Notes. Adjusted EBITDA is calculated as EBITDA adjusted for particular items relevant to explaining operating performance. These adjustments include items of a significant or unusual nature that cannot be attributed to ordinary business operations, such as restructuring and redundancy costs and gains and losses in relation to the valuation of derivatives. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow for management’s discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The UCI Acquisition occurred on January 26, 2011. As such, our results of operations for the Successor year ended December 31, 2011 include the results of operations of UCI International only from the acquisition date. The Senior Secured Credit Facilities and the indenture governing the Senior Notes require us to calculate Adjusted EBITDA for the year ended December 31, 2011 as if the UCI Acquisition had occurred on January 1, 2011.

The following table reconciles the EBITDA and Adjusted EBITDA calculations to net income (loss) for the periods presented (in millions):

	Combined	Successor	Predecessor
	Year Ended December 31, 2011	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Net income (loss) attributable to UCI Holdings	$(46.5)	$(18.6)	$(27.9)	$23.0	$9.2
Less: Net loss attributable to noncontrolling interest	—	—	—	—	(0.7)

Net income (loss), as adjusted (a)	(46.5)	(18.6)	(27.9)	23.0	8.5
Income tax expense (benefit) (b)	(14.9)	(0.9)	(14.0)	14.5	5.1
Net interest expense (b)	56.4	51.7	4.7	60.8	60.5
Depreciation and amortization expense (b)	53.8	50.9	2.9	35.4	37.1

EBITDA	48.8	83.1	(34.3)	133.7	111.2

Restructuring costs, net (c)	1.3	1.3	—	1.7	1.7
Patent litigation costs (d)	0.9	0.4	0.5	5.9	7.0
Trademark impairment loss (e)	3.8	3.8	—	—	—
Cost of defending class action litigation (f)	12.5	11.7	0.8	7.2	1.3
New business changeover and sales commitment costs (g)	2.4	2.4	—	1.7	5.0
UCI International, Inc. non-operating expenses (h)	—	—	—	6.5	2.2
Loss on early extinguishment of debt (i)	24.2	—	24.2	8.7	—
Merger and acquisition costs (j)	16.5	11.3	5.2	—	—
Inventory step up (k)	16.4	16.4	—	—	—
Debt commitment fees (l)	5.9	5.9	—	—	—
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group (m)	7.3	7.3	—	—	—
Non-cash stock-based compensation expense (n)	15.1	—	15.1	0.4	0.4
Swaption mark-to-market (o)	1.0	0.8	0.2	(0.5)	—
Valuation allowance for non-trade receivables (p)	0.4	0.4	—	1.4	—
Costs to establish additional manufacturing in China (q)	—	—	—	—	0.5
Environmental accrual adjustment (r)	0.3	0.3	—	—	—
Resolution of pre-acquistion matter (s)	0.2	0.2	—	—	—
Management fee (t)	0.1	—	0.1	2.0	2.0

Adjusted EBITDA	$157.1	$145.3	$11.8	$168.7	$131.3

Net sales	$989.0	$910.2	$78.8	$945.0	$885.0
Adjusted EBITDA margin	15.9%	16.0%	15.0%	17.9%	14.8%

(a)	Net income (loss), as adjusted, for all periods does not exclude the amount of net income (loss) attributable to noncontrolling interests as required by GAAP. The definition of Adjusted EBITDA in the Senior Secured Credit Facilities excludes any impact of noncontrolling interests.

(b)	Income tax expense (benefit), net interest expense and depreciation and amortization expense are not reduced by the amounts attributable to noncontrolling interests.

(c)	We have taken various restructuring actions in 2011, 2010 and 2009 to align our cost structure with customers’ spending habits and market conditions. In addition during 2011, we have taken various actions with respect to the cost savings and operational efficiencies we believe we can achieve through our cost sharing and manufacturing arrangements with FRAM Group. See further discussion of our cost sharing and manufacturing arrangements with FRAM Group at “Part I, Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

(d)	Our wholly owned subsidiary Champion was a defendant in litigation with Parker-Hannifin pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringe a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of approximately $6.5 million. We recorded a provision of $6.5 million in the fourth quarter of 2009 and incurred trial costs of $0.5 million in the fourth quarter of 2009 related to this matter. During 2010, we incurred post-trial costs of $1.1 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million in damages and a permanent injunction. On March 17, 2011, the court issued an order denying Champion’s motion for a judgment at law and awarding Parker-Hannifin an additional $3.3 million in damages plus attorneys’ fees, estimated to be approximately $1.5 million. During the first quarter of 2011, we revised our estimate of the plaintiff’s attorneys’ fees and recorded an additional $0.5 million provision during the Predecessor period January 1, 2011 through January 25, 2011. In addition to the additional $0.5 million provision, we incurred post-trial costs of $0.4 million in the Successor year ended December 31, 2011. On April 15, 2011, Champion appealed the court order and the appeals court subsequently ordered the parties to enter into court-sponsored mediation. On July 18, 2011, Champion and Parker-Hannifin reached a settlement of this litigation, as well as other disputes between the companies. The settlement includes the payment of $9.0 million by Champion to Parker-Hannifin, $0.5 million in discounts granted to Champion for future purchases by Champion of Parker-Hannifin products, and the dismissal with prejudice of this case and certain other cases between the companies. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries — Litigation — Patent Litigation.”

(e)	During the Successor year ended December 31, 2011, we were notified by a customer of its decision to change suppliers to another manufacturer. The resulting impairment test indicated that the value of one of our indefinite lived trade names has been impaired. After completing a discounted cash flow fair value assessment, we have recognized a trademark impairment loss of $3.8 million related to this trade name.

(f)	Beginning in 2008, UCI and its wholly owned subsidiary Champion were named, along with several filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engage in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the remaining actions. As a result, during the fourth quarter of 2011, we recorded a provision of $7.8 million for the settlement of this matter. In addition, during the Successor year ended December 31, 2011, we incurred $3.9 million in antitrust litigation cost. During the Predecessor period January 1, 2011 through January 25, 2011 and the Predecessor years ended December 31, 2010 and 2009, we incurred antitrust litigation costs of $0.8 million, $7.2 million and $1.3 million, respectively. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries — Litigation — Antitrust Litigation.”

(g)	New business changeover and sales commitment costs are up-front costs incurred to obtain new business and to extend existing long-term sales commitments. These costs are comprised of costs associated with stocklifts.

(h)	From time to time prior to the UCI Acquisition, UCI International incurred costs related to evaluating strategic opportunities including potential merger and acquisition and capital structure activities that are non-operating in nature.

(i)	The loss on early extinguishment of debt for the Predecessor period January 1, 2011 through January 25, 2011 relates to the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes. The loss on early extinguishment of debt for the Predecessor year ended December 31, 2010 relates to the termination of the 2006 Credit Facility and the discharge of the Previously Outstanding Subordinated Notes.

(j)	In connection with the UCI Acquisition, Holdings incurred $11.3 million of buyer side merger and acquisition costs during the Successor year ended December 31, 2011. During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred $5.2 million of seller side merger and acquisition costs. These costs consisted primarily of investment banking, legal and other professional advisory fees and expenses.

(k)	Sales in the year ended December 31, 2011 included sales, after the UCI Acquisition date, of inventory that was written up from historical cost to fair market value as part of the allocation of the UCI Acquisition purchase price. When this inventory was sold, the $16.4 million difference between historical cost and fair market value was charged to cost of sales, thereby reducing reported gross profit during the first and second quarters of 2011.

(l)	On December 23, 2010, we and Acquisition Co. signed the Debt Commitment Letter, which was to be utilized to partially fund the UCI Acquisition in the event that permanent financing was not obtained. Fees of $5.9 million related to the Debt Commitment Letter were expensed upon the termination of the Debt Commitment Letter.

(m)	During the year ended December 31, 2011, Holdings incurred $7.3 million of costs related to our implementation of our cost sharing and manufacturing arrangements with FRAM Group.

(n)	Non-cash stock-based compensation expense related to stock based awards under UCI International’s amended and restated equity incentive plan. As a result of the UCI Acquisition, the remaining unvested stock options and restricted stock became vested. Immediately prior to the UCI Acquisition, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. This cost was recognized by UCI International as the Predecessor in January 2011. Compensation expense of approximately $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period January 1, 2011 through January 25, 2011. UCI International also incurred approximately $1.4 million of non-recurring costs associated with the stock based compensation expense. Non-cash stock-based compensation expense was $0.4 million in 2010 and 2009.

(o)	Changes in the market value of our swaption agreement are recognized currently in income as a component of “Miscellaneous, net.” During the Successor year ended December 31, 2011, we incurred unfavorable charges of $0.8 million related to changes in the market value of our swaption agreement. During the Predecessor year ended December 31, 2010, UCI International recorded gains of $0.5 million related to the market value of our swaption agreement.

(p)	During the third quarter of 2011, we recorded a $0.4 million valuation allowance related to non-recurring, non-trade receivables from a supplier due to uncertainties of collection. During the second quarter of 2010, we recorded a $1.4 million valuation allowance due to uncertainties of collecting Mexican value-added tax refund receivables. See “Part I, Item 4. Information on Holdings and its Subsidiaries — Litigation — Value-added Tax Receivable.”

(q)	During the year ended December 31, 2009, UCI International incurred non-recurring start-up costs to establish two new factories in China.

(r)	During the year ended December 31, 2011, we accrued additional environmental expense of $0.3 million related to legacy Champion facilities that we have not operated for more than 30 years.

(s)	During the second quarter of 2011, we resolved certain pre-acquisition liabilities related to our former driveline components operation that was discontinued and sold in September 2006, for $0.2 million in excess of the amount reserved resulting in a loss of $0.2 million.

(t)	Pursuant to UCI’s previous management agreement with TC Group, L.L.C., an affiliate of Carlyle, for management and financial advisory services and oversight provided to UCI and its subsidiaries, UCI historically paid an annual management fee of $2.0 million and out-of-pocket expenses. The agreement was terminated upon the consummation of the UCI Acquisition. The terms of the instruments governing our indebtedness permit us to pay management fees to Rank Group, but Rank Group currently does not intend for us to do so.

Covenant Compliance

The Senior Secured Credit Facilities require us to maintain a minimum interest coverage ratio and a maximum senior secured leverage ratio and set a maximum level of capital expenditures. The financial ratios are calculated on a trailing four consecutive quarters basis and capital expenditures are measured on a fiscal year basis. As of December 31, 2011, we were in compliance with all covenants.

Liquidity and Capital Resources

UCI Acquisition and Related Financing

On November 29, 2010, UCI International, Inc. entered into a Merger Agreement by and among UCI International, Inc., Rank Group, and Acquisition Co. pursuant to which Acquisition Co. agreed to be merged with and into UCI International, Inc., with UCI International, Inc. continuing as the surviving corporation and an affiliate of Rank Group. On January 26, 2011, Holdings, through its indirect subsidiary Uncle Acquisition 2010 Corp, acquired 100% of the outstanding stock of UCI International, Inc. for a purchase price of $375.0 million and assumed the indebtedness of UCI International. The Merger Agreement did not include any post-closing indemnification obligations or any provision for adjusting the amount payable to stockholders (whether for working capital or otherwise). The merger and the related Transactions were completed on January 26, 2011.

As part of the Transactions, we (i) repaid and terminated the 2010 Credit Facility, (ii) purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011, (iii) called for redemption of all of the remaining Senior PIK Notes that were not purchased as of the time of the UCI Acquisition and (iv) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

On January 26, 2011, UCI International entered into the Senior Secured Credit Facilities, which consisted of a $300.0 million Senior Secured Term Loan Facility which was drawn at closing, and a $75.0 million Senior Secured Revolving Facility, which was undrawn at closing. Availability under the Senior Secured Revolving Facility was reduced at closing by $16.3 million representing certain letters of credit issued at the closing of the Transactions. Also on January 26, 2011, we issued the Senior Notes in an aggregate principal amount of $400.0 million.

The Transactions were financed with (i) the net proceeds from the issuance of the Senior Notes, (ii) the Equity Contribution of $320.0 million, (iii) borrowings under the Senior Secured Term Loan Facility, (iv) advances from Rank Group and (v) available cash of UCI International.

Historical Cash Flows

Year Ended December 31, 2011 (Successor)

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the Successor year ended December 31, 2011 was $55.7 million. The decrease of $57.6 million in cash provided by operating activities in relation to the prior year was primarily the result of (1) the net loss of $18.6 million experienced during the year ended December 31, 2011, including $11.3 million of merger and acquisition costs and $7.3 million of costs related to our implementation of our cost sharing and manufacturing arrangements with FRAM Group, as compared to net income of $23.0 million during the year ended December 31, 2010, (2) higher cash interest payments of $12.7 million during the year ended December 31, 2011 as all interest on debt is payable in cash, whereas interest on the Senior PIK Notes was paid through the issuance of new notes during the year ended December 31, 2010, (3) increased pension contributions of $10.7 million and (4) payment of $9.0 million for the settlement of the patent litigation. Profits, before deducting depreciation and amortization and other non-cash items, generated cash of $66.4 million. Excluding the $11.3 million of merger and acquisition costs and $7.3 million of costs related to our implementation of our cost sharing and manufacturing arrangements with FRAM Group, profits generated $85.0 million of cash. A decrease in accounts receivable and an increase accounts payable resulted in a generation of cash of $8.3 million and $13.5 million, respectively. The decrease in accounts receivable was due primarily due to a higher level of factored accounts receivable in 2011, offset in part by higher combined sales of $491.6 million in the third and fourth quarters of 2011 compared to $478.5 million in the third and fourth quarters of 2010, a $13.1 million increase. Factored accounts receivable totaled $171.3 million at December 31, 2011 compared to $138.1 million at the UCI Acquisition date. The $13.5 million increase in accounts payable was due largely to the increase of $4.5 million in inventory during the period and timing of payments at December 31, 2011 compared to the UCI Acquisition date. An increase in inventory resulted in a $4.5 million use of cash. The $4.5 million increase in inventories was due to (1) inventory build in the fourth quarter of 2011 to support the increased product for FRAM Group beginning in 2012 and (2) higher order requirements in December 2011, offset by inventory builds in the fourth quarter of 2010 to support special order product shipped in the first quarter of 2011. An increase in related party receivables resulted in a $10.2 million use of cash. The increase is primarily related to costs related to our implementation of our cost sharing and manufacturing arrangements with FRAM Group paid by Holdings that were repaid by FRAM Group in February 2012. See Note 16 of the audited consolidated financial statements included elsewhere in this annual report for a more detailed discussion. Changes in all other assets and liabilities netted to a $17.8 million use of cash. This amount primarily related to (1) pension contributions in excess of pension expense of $10.0 million, (2) payment of $9.0 million related to the settlement of the patent litigation, (3) timing of employee-related accrued liabilities, including bonus and profit sharing payments and insurance, and (4) timing of payments for amounts due to customers related to various rebate and discount programs that are settled annually.

Net Cash Used in Investing Activities

During the Successor year ended December 31, 2011, Holdings acquired 100% of the outstanding stock of UCI International for a purchase price of $375.0 million. Cash acquired was $189.7 million, which resulted in a net cash outflow of $185.3 million to acquire UCI International.

Historically, net cash used in investing activities has been for capital expenditures, including routine expenditures for equipment replacement and efficiency improvements, offset by proceeds from the disposition of property, plant and equipment. Capital expenditures for the year ended December 31, 2011 were $24.7 million used primarily for cost reduction activities and capital investment requirements for recently awarded long life-cycle OEM contracts launching over the next 18 months.

At December 31, 2010, UCI International had posted $16.3 million of cash to collateralize a letter of credit outstanding. In connection with entering into the Senior Secured Credit Facilities, the letters of credit were replaced by letters of credit issued under the Senior Secured Revolving Facility and the cash collateral was released and became available for general corporate purposes.

In addition, during the year ended December 31, 2011, Holdings paid $1.5 million to acquire certain assets from Honeywell Automotive Parts Services (Shanghai) Co., Ltd.

Net Cash Provided by Financing Activities

As part of the Transactions, our stockholder made the Equity Contribution of $320.0 million.

Borrowings during the year ended December 31, 2011 included the $298.5 million proceeds of the Senior Secured Credit Facilities, net of original issue discount of $1.5 million, the issuance of the Senior Notes in the amount of $400.0 million and short-term borrowings of $3.1 million by our Chinese subsidiaries.

As part of the Transactions, we (i) repaid the outstanding principal amount of $423.9 million and terminated the 2010 Credit Facility and (ii) redeemed the Senior PIK Notes through a combination of a tender offer we commenced on January 5, 2011 and calling for redemption the Senior PIK Notes that were not purchased as of the time of the UCI Acquisition. The cash required to redeem and discharge the Senior PIK Notes, including the call premium and redemption period interest, totaled $360.1 million. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

During the year ended December 31, 2011, we paid $20.3 million of deferred financing costs associated with entering into the Senior Secured Credit Facilities and issuing the Senior Notes. In addition, fees of $5.9 million related to the Debt Commitment Letter were paid and expensed upon the termination of the Debt Commitment Letter.

During the year ended December 31, 2011, our Spanish and Chinese subsidiaries repaid $0.7 million of short-term borrowings from foreign credit institutions, we made required quarterly amortization payments of $3.0 million on the Senior Secured Term Loan Facility and paid $0.3 million in capital lease obligations.

January 1, 2011 Through January 25, 2011 (Predecessor)

Net Cash Used in Operating Activities

Net cash used in operating activities for the period January 1, 2011 through January 25, 2011 was $9.3 million. Profits, before deducting depreciation and amortization, and other non-cash items, used cash of $7.7 million. This use of cash was primarily the result of merger and acquisition fees incurred by UCI International prior to the UCI Acquisition date. A decrease in accounts receivable resulted in a generation of cash of $7.3 million, while an increase in inventories used cash of $3.7 million. The decrease in accounts receivable was primarily due to strong collections after year end and an increase in factored accounts receivable. Factored accounts receivable totaled $138.1 million at the UCI Acquisition date compared to $137.8 million at December 31, 2010. The increase in inventory was due primarily to inventory builds to support customers’ annual restocking programs. A decrease in accounts payable resulted in a use of cash of $11.1 million due in part to the higher inventory levels and timing of payments. Changes in all other assets and liabilities netted to a $5.9 million provision of cash. This change primarily related to the accrual of call premium and redemption period interest on the Senior PIK Notes that was assumed by Holdings and discharged as part of the Transactions.

Net Cash Used in Investing Activities

Historically, net cash used in investing activities has been for capital expenditures, including routine expenditures for equipment replacement and efficiency improvements, offset by proceeds from the disposition of property, plant and equipment. Capital expenditures for the period January 1, 2011 through January 25, 2011 were $1.6 million used primarily for cost reduction activities.

Net Cash Used in Financing Activities

During the period January 1, 2011 through January 25, 2011, our Spanish and Chinese subsidiaries repaid $2.6 million of short-term borrowings from foreign credit institutions.

During the period January 1, 2011 through January 25, 2011, we paid $0.9 million of deferred financing costs associated with entering into the Senior Secured Credit Facilities and issuing the Senior Notes.

During the period January 1, 2011 through January 25, 2011, proceeds from the exercise of stock options totaled $1.1 million.

During the period January 1, 2011 through January 25, 2011, we realized excess tax benefits of $2.7 million from share-based payments.

Years Ended December 31, 2010 and 2009 (Predecessor)

Net Cash Provided by Operating Activities

Year Ended December 31, 2010

Net cash provided by operating activities in 2010 was $113.3 million compared to $129.3 million in 2009. The decrease in 2010 compared to 2009 was due primarily to higher working capital investments to support the higher level of sales volume in the latter part of 2010 compared to the latter part of 2009 which more than offset the higher level of net income in 2010 compared to 2009. A more detailed discussion of the components of cash provided by operating activities in 2010 and the significant factors behind the impact on cash follows. Profits, before deducting depreciation and amortization, non-cash interest on the Senior PIK Notes of $31.2 million and other non-cash items, generated $103.0 million of cash.

An increase in accounts receivable and inventory resulted in uses of cash of $11.7 million and $13.7 million, respectively. The increase in accounts receivable was primarily due to higher sales of $478.5 million in the third and fourth quarters of 2010 compared to $447.7 million in the third and fourth quarters of 2009, a $30.8 million increase, partially offset by the timing of factoring of accounts receivable. Factored accounts receivable totaled $137.8 million and $121.5 million at December 31, 2010 and December 31, 2009, respectively. The increase in inventory was due to (i) inventory builds to support the higher sales levels, (ii) temporary buffer stock while manufacturing was transferred between manufacturing locations as part of our PSO initiatives, (iii) longer lead times on some inventories resourced to our low cost country manufacturing locations, (iv) material cost increases and (v) foreign exchange rates. An increase in accounts payable reduced the use of cash by $5.6 million and was due primarily to the higher inventory levels.

Changes in all other assets and liabilities netted to a $30.0 million increase in cash. This amount consisted primarily of (i) higher accruals for product returns and customer rebates and credits due to increases in our retail and distribution channel sales, (ii) timing of payment of employee-related accrued liabilities, including salaries and wages, incentive compensation and employee insurance and (iii) timing of income tax payments.

Year Ended December 31, 2009

Net cash provided by operating activities in 2009 was $129.3 million. As a result of the termination of the revolving credit facility in June 2009, we focused significant efforts on improving our cash generation from operating activities. A more detailed discussion of the components of cash provided by operating activities in 2009 and the significant factors behind the impact on cash follows. Profits, before deducting depreciation and amortization, non-cash interest on the Senior PIK Notes of $28.9 million and other non-cash items, generated $78.9 million of cash.

A decrease in inventory resulted in a generation of cash of $27.0 million. The decrease in inventory was due to (i) focused efforts to reduce inventory investments through improved inventory turns, (ii) higher sales in the fourth quarter of 2009 compared to the fourth quarter of 2008 and (iii) reduced material costs compared to December 31, 2008 resulting from decreases in costs of certain commodities used in our operations. An increase in accounts payable resulted in a generation of cash of $7.2 million. The increase in accounts payable was due to initiatives with our vendors to reduce our working capital investment levels, which offset reductions in accounts payable related to the significantly lower inventory balances at December 31, 2009 compared to December 31, 2008. A decrease in accounts receivable resulted in a generation of cash of $1.0 million. The decrease in accounts receivable was due to an increase in factored accounts receivable during 2009. This decrease was largely offset by an increase in sales of $25.6 million in the third and fourth quarters of 2009, compared to the third and fourth quarters of 2008, and the impact of the higher mix of retail and traditional channel sales in relation to OEM and OES channels. Accounts receivable dating terms with OEM and OES customers are significantly shorter than retail and traditional customers. As a result of the higher mix of retail and traditional channel sales, gross account receivable days sales outstanding has increased. The effect of higher sales and changes in channel mix was partially offset by an increase in factored accounts receivable during 2009. Factored accounts receivable totaled $121.5 million and $80.1 million at December 31, 2009 and December 31, 2008, respectively.

Changes in all other assets and liabilities netted to a $15.1 million increase in cash. This amount consisted primarily of timing of payment of employee-related accrued liabilities, including salaries and wages, incentive compensation and employee insurance, timing of product returns and customer rebates and credits, timing of income tax payments and the accrual for the adverse patent litigation verdict.

Net Cash Used in Investing Activities

Historically, net cash used in investing activities has been for capital expenditures, including routine expenditures for equipment replacement and efficiency improvements, offset by proceeds from the disposition of property, plant and equipment. Capital expenditures for the years ended December 31, 2010 and 2009 were $21.3 million and $15.3 million, respectively. The higher capital expenditures in 2010 versus 2009 were primarily the result of funding specific targeted cost reduction opportunities as part of the PSO initiative. The lower capital expenditures in 2009 were the result of capital spending being limited to expenditures necessary to maintain current operations and projects that have short payback periods.

Proceeds from the sale of property, plant and equipment for the years ended December 31, 2010 and 2009 were $0.4 million and $2.6 million, respectively. Proceeds from the sale of our joint venture interest in China, net of transaction costs and cash sold, totaled approximately $0.3 million. In 2009, in order to accommodate expected growth in the European market, our Spanish operation was relocated to a new leased facility resulting in the idling of an owned facility. Proceeds from the sale of property, plant and equipment for 2009 primarily related to the sale of that facility.

During 2010, we posted $7.4 million of cash to collateralize a letter of credit required to appeal the judgment in the patent litigation discussed in more detail under “Part I, Item 4. Information on Holdings and its Subsidiaries — Litigation — Patent Litigation.” During 2009, we posted $9.4 million of cash to collateralize a letter of credit required by our workers’ compensation insurance carrier. During 2010, the letter of credit requirement with the workers’ compensation insurance carrier was reduced by $0.5 million and this amount of the cash collateral was returned. The cash collateral was invested in highly liquid, high quality government securities and was not available for general operating purposes as long as the letters of credit remained outstanding or until alternative collateral was posted. In connection with entering into the Senior Secured Credit Facilities in January 2011, the letters of credit were replaced by letters of credit issued under the Senior Secured Revolving Facility and the cash collateral was released. Accordingly, the cash collateral totaling $16.3 million is recorded as “Restricted cash” as a component of current assets on the balance sheet at December 31, 2010.

Net Cash Provided by / Used in Financing Activities

Net cash used by financing activities in 2010 was $17.3 million compared to net cash used in financing activities in 2009 of $22.0 million.

Borrowings during 2010 included the $419.6 million proceeds of the term loan under the 2010 Credit Facility, net of original issue discount of $5.4 million, and $11.9 million of short-term borrowings payable to foreign credit institutions. Borrowings of $13.2 million during 2009 consisted solely of short-term borrowings payable to foreign credit institutions.

During 2010, we made a $17.7 million mandatory prepayment on the term loan under the 2006 Credit Facility reducing the amount outstanding under the term loan to $172.3 million. The remaining $172.3 million was paid in full with the proceeds of the term loan under the 2010 Credit Facility. Also during 2010, we used cash of $235.5 million, representing the $230.0 million principal, the $3.6 million call premium and $1.9 million of interest during the redemption period, to redeem the Previously Outstanding Subordinated Notes.

During the second quarter of 2009, we repaid $20.0 million of outstanding revolving credit facility borrowings under UCI’s 2006 Credit Facility. Additionally, during 2010 and 2009, our Spanish and Chinese subsidiaries repaid $12.1 million and $14.9 million, respectively, of short-term borrowings from foreign credit institutions.

During 2010, we paid $9.3 million of deferred financing costs associated with entering into the 2010 Credit Facility and we paid a $0.5 million premium related to a swaption agreement we entered in connection with the 2010 Credit Facility.

Debt Capitalization

At December 31, 2011 and December 31, 2010, we had $67.7 million and $200.3 million of cash and cash equivalents, respectively. The following table details our debt outstanding as of December 31, 2011 and December 31, 2010 (in millions):

	Successor	Predecessor
	December 31, 2011	December 31, 2010
Senior Notes	$400.0	$—
Senior Secured Term Loan Facility	297.0	—
Senior PIK Notes	—	355.1
2010 Credit Facility Term Loan	—	423.9
Short-term borrowings	3.1	3.3
Capital lease obigations	1.1	0.7
Unamortized original issue discount	(1.2)	(8.5)

	700.0	774.5
Less:
Short-term borrowings	3.1	3.3
Current maturities	3.4	4.5

Long-Term debt	$693.5	$766.7

Our significant debt service obligation is an important factor when assessing our liquidity and capital resources. At our December 31, 2011 debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs and debt discount, was approximately $55.3 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. An increase of 0.25 percentage points (25 basis points) over the Adjusted LIBO Rate floor of 1.5% on our variable interest rate debt would increase our annual interest cost by $0.9 million. The unadjusted LIBO Rate at December 31, 2011 was 0.8085%.

Scheduled Maturities

Below is a schedule of required future repayments of all debt outstanding on December 31, 2011 (in millions).

2012	$6.5
2013	3.2
2014	3.3
2015	3.1
2016	3.1
Thereafter	682.0

$701.2

Management’s Action Plan and Outlook

Our primary sources of liquidity are cash on hand, cash flow from operations, available borrowing capacity under the Senior Secured Revolving Facility and accounts receivable factoring arrangements.

Accounts Receivable Factoring

Factoring of customer trade accounts receivable is a significant part of our liquidity. We have experienced and expect to continue to experience many of our customers placing a significant emphasis on lowering their inventories to accounts payable ratios through negotiation of longer payment terms with us and our competition.

Subject to certain limitations, our Senior Secured Credit Facilities permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements. At December 31, 2011, we had factoring relationships arranged by five customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the increase in our utilization of customer factoring programs due to customers negotiating increased payment terms with us, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, or at all. If we were not able to factor accounts receivable, we would have to find other ways to finance these receivables or our liquidity would be reduced by having less cash on hand.

We sold approximately $30.0 million of receivables from January 1, 2011 through the date of the UCI Acquisition and $250.7 million from the date of the UCI Acquisition through December 31, 2011 for a total of $280.7 million for the Combined Year Ended December 31, 2011. For the year ended December 31, 2010, we sold approximately $248.3 million of receivables. If receivables had not been factored, $171.3 million and $137.8 million of additional receivables would have been outstanding at December 31, 2011 and December 31, 2010, respectively. If we had not factored these receivables, we would have had to finance these receivables in some other way or our liquidity would be reduced by having less cash on hand. Our short-term cash projections assume an increase in the level of factored accounts receivable over the $171.3 million at December 31, 2011 due to a forecasted increase in our gross days sales outstanding resulting from extending accounts receivable terms with certain customers.

Short-Term Liquidity Outlook

Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness or to fund working capital requirements, capital expenditures and other current obligations will depend on our ability to generate cash from operations and from factoring arrangements discussed above. Such cash generation is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Capital expenditures for 2012 are expected to be approximately $50 million including approximately $20 million for capital investment requirements for recently awarded long life-cycle OEM contracts launching over the next 18 months. The remaining forecasted capital expenditures primarily represent cost reduction projects and ongoing capital maintenance. Excluding the capital investment requirements for the OEM product launches, the higher forecasted 2012 capital spending over prior years primarily relates to equipment and tooling requirements to accelerate the in-sourcing of high volume parts.

Based on our forecasts, we believe that cash flow from operations, available cash and cash equivalents and available borrowing capacity under the Senior Secured Revolving Facility will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for the next twelve months.

Cost Sharing and Manufacturing Arrangements with FRAM Group

On July 29, 2011, Autoparts Holdings, an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Hart, completed the acquisition of FRAM Group. Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Hart. In addition, UCI International and FRAM Group are operated by a common senior management team.

The UCI International and FRAM Group businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. Extensive analysis has been conducted to date to identify initial cost savings and efficiency opportunities and will continue over the upcoming months to identify any further opportunities. We believe these actions will result in cost savings that will benefit both UCI International and FRAM Group. However, we may not be able to achieve the anticipated cost savings or purchasing benefits in connection with our cost sharing and manufacturing arrangements with FRAM Group. Such activities inherently involve risks, including those associated with assimilating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of our operations. There may be additional costs or liabilities that are not currently anticipated, including unexpected loss of key employees or customers and hiring additional management and other critical personnel. These activities may also be disruptive to our ongoing business and not be successfully perceived by our customers.

As a result of our cost sharing and manufacturing arrangements with FRAM Group, on August 11, 2011, FRAM Group announced that it will cease operating at two locations and relocate those operations into other FRAM Group and UCI International filtration manufacturing locations. The first plant closing occurred in the fourth quarter of 2011 and a second plant closing is expected to occur in the second quarter of 2012. UCI International and FRAM Group will continue to maintain their own customer relationships and will continue to supply their existing customers. Where FRAM Group production is relocated to UCI International filtration manufacturing locations, UCI International will manufacture and supply product to FRAM Group in order to meet its customer orders. Product purchase orders will be entered into by UCI International and FRAM Group on an arms’-length basis to document the terms of the sale of product between the two related businesses. Based on current forecasts, UCI International expects to produce approximately 20 million units for FRAM Group in 2012.

In connection with these actions, certain equipment has been and will be relocated to the recipient plant locations. Where operations are relocated from a FRAM Group location to a UCI International location, UCI International has purchased and will purchase the equipment on an arms’ length basis from FRAM Group and incur costs for installation at such locations. We expect to fund the necessary capital expenditures and cost saving initiatives from existing cash and future cash flows.

Joint Services Agreement

On July 29, 2011, UCI International, Inc. entered into a Joint Services Agreement with Autoparts Holdings. Under the agreement, UCI International, Inc. and Autoparts Holdings each agreed to purchase certain administrative services from the other party. The agreement has an initial term of one year that will be automatically renewed for an additional one year period unless either party gives written notice to the other party of non-renewal no later than ninety days prior to the end of the initial term or renewal term, as applicable. The agreement may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The agreement may also be terminated for breach or termination of affiliation. The agreement contains representations, warranties and indemnity obligations customary for agreements of this type.

Long-Term Liquidity Outlook

UCI International, Inc. is a holding company with no business operations or assets other than the capital stock of UCI. Consequently, UCI International, Inc. is dependent on loans, dividends and other payments from UCI and its subsidiaries to make payments of principal and interest in cash on the Senior Notes and the Senior Secured Credit Facilities. As presently structured, UCI and its subsidiaries are the sole source of cash for the payment of cash interest and principal on the Senior Notes and Senior Secured Credit Facilities, and there is no assurance that the cash for those interest and principal payments will be available. In the future, we may also need to refinance all or a portion of the borrowings under the Senior Secured Credit Facilities on or prior to maturity. If refinancing is necessary, there can be no assurance that we will be able to secure such financing on acceptable terms, or at all.

Contractual Obligations

The following table is a summary of contractual cash obligations as of December 31, 2011 (in millions):

	Payments Due by Period
	Less Than 1 year	2-3 Years	4-5 Years	More Than 5 Years	Total

Debt repayments (excluding interest)	$6.5	$6.5	$6.2	$682.0	$701.2
Interest payments (1)	52.2	103.4	101.6	82.2	339.4
Estimated pension funding (2)	15.4	36.2	36.2	See(2) below	87.8
Other postretirement benefit payments (3)	0.7	1.4	1.4	See(3) below	3.5
Operating leases	5.3	7.4	6.4	5.9	25.0
Purchase obligations (4)	140.0	—	—	—	140.0
Unrecognized tax benefits (5)	—	—	—	—	—

Total contractual cash obligations	$220.1	$154.9	$151.8	$770.1	$1,296.9

(1)	Estimated interest payments are based on the assumption that (i) December 31, 2011 interest rates will prevail throughout all future periods, (ii) debt is repaid on its original due date, and (iii) no new debt is issued.
(2)	Estimated pension funding included in the table is based on the current composition of pension plans, current plan benefits and current actuarial assumptions. Pension funding will continue beyond year 5. Nevertheless, estimated pension funding is excluded from the table after year 5. See Note 14 to the audited financial statements included elsewhere in this annual report for the funding status of Holdings’ pension plans at December 31, 2011.

As discussed in Note 14 to the audited financial statements included elsewhere in this annual report, effective March 15, 2012, pension plan benefits for all non-union participants will be frozen and replaced with an enhanced defined contribution plan. Pro forma estimated pension funding requirements after giving effect to this plan amendment are as follows (in millions): less than one year ($15.4 million), 2-3 years ($23.7 million) and 4-5 years ($25.3 million).

(3)	Estimated benefit payments are based on current actuarial assumptions. Benefit payments will continue beyond year 5. Nevertheless, estimated payments are excluded from the table after year 5. See Note 14 to the audited financial statements included elsewhere in this annual report for the funding status of Holdings’ other postretirement benefit plans at December 31, 2011.
(4)	Included in the purchase obligations is $7.9 million related to property, plant and equipment. The remainder is for materials, supplies and services routinely used in Holdings’ normal operations.
(5)	Possible payments of $4.4 million related to unrecognized tax benefits are not included in the table because management cannot make reasonably reliable estimates of when cash settlement will occur, if ever. These unrecognized tax benefits are discussed in Note 13 to the audited financial statements included elsewhere in this annual report.

Treasury Policy

Our treasury policy seeks to ensure that adequate financial resources are available for the development of our businesses while managing our currency and interest rate risks. Our policy is to not engage in speculative transactions. Our policies with respect to the major areas of our treasury activity are set forth above.

Off Balance Sheet Arrangements

We do not enter into off balance sheet arrangements other than operating leases in the normal course of business.

Recently Adopted Accounting Guidance

See the Recently Adopted Accounting Guidance section of Note 1 to the audited consolidated financial statements of Holdings included elsewhere in this annual report.

Recently Issued Accounting Guidance

See the Recently Issued Accounting Guidance section of Note 1 to the audited consolidated financial statements of Holdings included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

The following table lists the members of the boards of directors of Holdings and UCI International and the senior management of UCI International as of the date of this annual report:

Directors of Holdings and Directors and Senior Management of UCI International, Inc.

Name	Age	Position
Graeme Hart	56	Sole indirect owner, Director of Holdings
Allen Hugli	49	Director of Holdings and UCI International, Inc.
Gregory Cole	49	Director of Holdings and UCI International, Inc.
Bryce Murray	54	Director of Holdings
Thomas Degnan	64	Director of Holdings and UCI International, Inc.
Helen Golding	49	Director of UCI International, Inc.
Bruce Zorich	58	President, Chief Executive Officer, Director of UCI International, Inc.
George DiRado	56	Chief Financial Officer
Keith Zar	57	Vice President, General Counsel and Secretary
Joseph Sangregorio	51	Vice President, Human Resources
Robert Larson	56	President, Filtration

Holdings has no independent directors. The directors do not serve a specific term and can be removed at any time by the strategic owner.

Graeme Hart is the sole indirect owner of Holdings and has served as a director of Holdings since February 2011. In addition, Mr. Hart is the ultimate owner and a director of Reynolds Group Holdings Limited (“RGHL”), a global manufacturer and supplier of consumer food, beverage and foodservice packaging products, and of a number of other companies, including Carter Holt Harvey Limited (“Carter Holt”), which was previously listed on the New Zealand Stock Exchange and is in the business of building supplies, pulp and paper and wood products, mainly in Australia and New Zealand and Autoparts Holdings, a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts. Mr. Hart is also the sole shareholder and a director of Rank Group and a director of a number of private investment companies.

Allen Hugli has served as a director of Holdings since its formation and of UCI International, Inc. since the UCI Acquisition. Mr. Hugli is a member of the Audit Committee of Holdings. In addition, Mr. Hugli is the Chief Financial Officer of RGHL and serves as a director and officer of a number of other companies within the RGHL group of companies. He is also the Chief Financial Officer and a director of Rank Group and other entities owned by Mr. Hart. He has been a senior executive of the Rank Group since 1993. He has been the Chief Financial Officer of Burns, Philp & Company Pty Limited (“Burns Philp”) since 1999. Mr. Hugli previously held positions in financial management and audit practices in Australia, Canada and New Zealand.

Gregory Cole has served as a director of Holdings since its formation and of UCI International, Inc. since the UCI Acquisition. Mr. Cole is a member of the Audit Committee of Holdings. Mr. Cole is also a director of RGHL and a director and officer of a number of other companies within the RGHL group of companies. He is also a director of Rank Group and other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 2004. From 1994 to 2004, Mr. Cole was a partner with Deloitte Touche Tohmatsu, a firm he joined in 1986.

Bryce Murray has served as a director of Holdings since its formation. Mr. Murray is a member of the Audit Committee of Holdings. In addition, Mr. Murray is a director of RGHL and has an oversight role over a number of the operating companies within the RGHL group of companies. He also is a director of Rank Group and other entities owned by Mr. Hart. He has primary responsibility for the operational management of the Carter Holt group of companies. He joined Rank Group in 1992 as Chief Financial Officer and held this position until 2004. During his time with Rank Group, he has held a number of roles involving financial control, financing, acquisitions, divestments and strategy. He also served as a director of Burns Philp and of Carter Holt while both were public companies. Prior to joining Rank Group he was a partner with the accounting firm Deloitte Touche Tohmatsu (New Zealand).

Thomas Degnan has served as a director of Holdings since 2012 and of UCI International, Inc. since the UCI Acquisition. In addition, Mr. Degnan is a director and the Chief Executive Officer of RGHL, a position he has held since 2007, and a director and officer of a number of companies within the RGHL group of companies. He also served as a director of Burns Philp and of Carter Holt while both were public companies.

Helen Golding has served as a director of UCI International, Inc. since the UCI Acquisition. Ms. Golding is also a director of a number of companies within the RGHL group of companies. Ms. Golding is also the Rank Group Legal Counsel, a position she has held since 2006. Prior to joining Rank Group, she was Company Secretary and Group Legal Counsel of Burns Philp from 1998 to 2006. Prior to joining Burns Philp, Ms. Golding was a Senior Associate at a Sydney based law firm.

Bruce Zorich is UCI International, Inc.’s President and Chief Executive Officer and has served as a director of UCI International, Inc. since 2006. He has also served as President and Chief Executive Officer of FRAM Group since July 29, 2011. From January 2002 through May 2003, Mr. Zorich was President and CEO of Magnatrax Corporation. From 1996 to 2001, Mr. Zorich was President of Huck International. In May of 2003, Magnatrax Corporation filed a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code. Mr. Zorich received his B.S. in Aeronautical Engineering from Purdue University and his M.B.A. from the Graduate School of Business at the Illinois Institute of Technology.

George DiRado has served as Chief Financial Officer of UCI International, Inc. since August 23, 2011. He has also served in the same capacity for FRAM Group since July 29, 2011. Mr. DiRado was previously employed by Honeywell International Inc. (“Honeywell”) for 32 years. From 2009 to 2011, he served as Chief Financial Officer of Honeywell’s automotive consumer products group. From 2002 to 2009, he served as the Vice President of Finance for Honeywell’s Automation and Controls Group. Mr. DiRado received his B.S. in Accounting and M.B.A. from LaSalle University.

Keith Zar has been UCI International, Inc.’s Vice President, General Counsel and Secretary since 2006. He has also served in the same capacity for FRAM Group since July 29, 2011. From April to August 2011, he was UCI International, Inc.’s interim Chief Financial Officer. Prior to joining UCI, Mr. Zar was Senior Vice President, General Counsel and Chief Administrative Officer of Next Level Communications. Mr. Zar received his B.S. from the University of Illinois and his J.D. from Rutgers University School of Law.

Joseph Sangregorio has been UCI International, Inc.’s Vice President, Human Resources since January 1, 2012. He has also served in the same capacity for FRAM Group since July 29, 2011. From January to July 29, 2011, he served as Vice President, Human Resources of Honeywell’s automotive consumer products group. From 2009 to 2011, Mr. Sangregorio was Vice President, Human Resources and Labor Relations, for Viad Corporation, a holding company. Prior to that, he served in positions of increasing responsibility for GES Exposition Services, Inc., an exposition and event planning company and wholly-owned subsidiary of Viad Corporation. His most recent position at GES was Senior Vice President, Human Resources/Labor Relations. Mr. Sangregorio received his B.A. from Seton Hall University, a Labor Relations Certificate from Cornell University and a Strategic Collective Bargaining Certificate from the University of Michigan Business School.

Robert Larson has been the President of UCI International, Inc.’s Filtration business since January 2012. He has also served in the same capacity for FRAM Group’s Filtration business since that time. From January to December 2011, he was Senior Vice President and General Manager — Food Packaging for Pactiv, a unit of RGHL. From May 2008 to January 2011, he was President of the Reynolds Food Packaging business of RGHL. Prior to that, he spent 30 years in increasingly responsible positions with Alcoa Inc., most recently as President — China Rolled Products.

Holdings’ Board Committees

In March 2012, the Board of Directors of Holdings established an Audit Committee to oversee the financial reporting process including the hiring and performance of external auditors and to monitor the internal control process and the choice of accounting policies and principles. The members of the Audit Committee are Mr. Allen Hugli, Mr. Gregory Cole and Mr. Bryce Murray. The Audit Committee has adopted a charter under which the committee operates. The charter provides that the Audit Committee will be appointed annually by the Board of Directors. The Board of Directors may remove or replace members of the Audit Committee at any time.

Holdings does not have a Remuneration Committee.

Directors’ and Senior Management’s Compensation

Directors receive no compensation for service as a Director. The compensation and benefits for named executive officers not included in the table below was $0.1 million for 2011.

The compensation and benefits package for UCI International’s senior executives, other than any joining UCI International in 2012, will be the same in 2012 as it was in 2011, with no increases in base salary or target bonus under the annual incentive plan. No equity awards will be granted.

The following table sets forth the 2011, 2010, and 2009 compensation of the Chief Executive Officer and the three other most highly compensated employees:

Name and Principal Position	Year	Salary	Bonus			Stock Awards(1)		Non-Equity Incentive Plan Compensation(2)		Change in Pension Value		All Other Compensation(3)	Total

Bruce M. Zorich	2011	$743,461	$			$		$		$		$11,888	$755,349
President and	2010	465,000							558,000		49,232		1,072,232
Chief Executive Officer	2009	465,000							558,000		36,936	8,401	1,068,337

Mark P. Blaufuss	2011	126,667										5,396	132,063
Chief Financial Officer	2010	380,000		75,000	(4)				285,000			1,488	741,488
and Executive Vice President(5)	2009	126,667		75,000	(6)		1,129,200		95,000			556	1,426,423

George DiRado(7)	2011	133,968										3,324	137,292
Chief Financial Officer

Keith A. Zar	2011	366,505										11,871	378,376
Vice President,	2010	289,000		50,000	(4)				173,400			1,292	513,692
General Counsel	2009	289,000							173,400			3,410	465,810
and Secretary

(1)	Amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.
(2)	Represents bonus amounts earned under UCI International’s annual bonus program for fiscal years ended December 31, 2011, 2010 and 2009.
(3)	Includes UCI’s matching funds under the 401(k) plan and life insurance premiums paid by UCI.
(4)	Represents discretionary bonuses paid in 2010 outside of our annual bonus program.
(5)	Mr. Blaufuss’s employment with UCI commenced on September 8, 2009 and ended on April 27, 2011.
(6)	Represents payments made to Mr. Blaufuss in connection with the commencement of his employment with UCI.
(7)	Mr. DiRado’s employment with UCI commenced on August 23, 2011.

Directors’ and Senior Management’s Service Contracts

Five current senior management employees currently have employment agreements with our company or with Rank Group on behalf of our company. Mr. Zorich has an employment agreement with UCI International, Inc., dated as of February 16, 2011, with an original one-year term that is extended automatically for successive one-year periods thereafter unless either party delivers notice within specified notice periods to terminate the agreement. Under the agreement Mr. Zorich is entitled to receive a base salary in the amount of $765,000, and he is eligible to participate in our company’s annual bonus program at a target level of 100% of his base salary. In addition, Mr. Zorich is entitled to participate in employee benefit plans, programs and arrangements of our company which are applicable to the senior officers of our company at a level commensurate with his position, and he is also entitled to receive relocation benefits if our company requires him to relocate his place of residence outside of the Greater Atlanta area. The agreement provides that upon termination of Mr. Zorich’s employment either by our company without cause or due to nonextension of the contract term by our company or by Mr. Zorich for good reason, he is entitled to receive his stated annual base salary paid in monthly installments for 24 months, a lump sum payment of the pro rata portion of his target level bonus and, during the severance period, continued coverage under all of our company’s group health benefit plans in which Mr. Zorich and any of his dependents were entitled to participate immediately prior to termination. The agreement also provides that upon termination of Mr. Zorich’s employment due to his death or disability, he or his estate shall be entitled to six months of his annual base salary and the pro rata portion of his annual bonus. During his employment and for 24 months following termination, Mr. Zorich is prohibited from competing with any material business of our company, or from soliciting our company’s employees, customers or suppliers to terminate their employment or arrangements with our company.

Under Mr. DiRado’s agreement with Rank Group on behalf of our company, dated May 25, 2011, Mr. DiRado serves as our Chief Financial Officer. He receives a base salary of $345,000 per year and he also participates in the annual bonus plan at a target level of 70% of his salary. In addition, to compensate Mr. DiRado for his forfeiture of certain equity payments as a result of terminating his employment with Honeywell, our company paid $100,000 to Mr. DiRado as of December 31, 2011, and will pay him $130,000 if he remains employed by our company through December 30, 2012. If our company terminates Mr. DiRado’s employment without cause, our company will continue to pay Mr. DiRado his salary for nine months and continue his coverage under our group health plan for the severance period. For 12 months following termination, Mr. DiRado is prohibited from competing with any material business of UCI’s, or from soliciting UCI’s employees, customers or suppliers to terminate their employment or arrangements with UCI.

Under Mr. Larson’s agreement with UCI and FRAM Group, dated December 9, 2011, Mr. Larson serves as the President of our Filtration business. He receives a base salary of $450,000 per year and he also participates in the annual bonus plan at a target level of 50% of his salary.

Under Mr. Sangregorio’s agreement with Rank Group on behalf of our company, dated May 31, 2011, Mr. Sangregorio serves as our Vice President of Human Resources. He receives a base salary of $275,000 per year and he also participates in the annual bonus plan at a target level of 50% of his salary. If our company terminates Mr. Sangregorio’s employment without cause, our company will continue to pay Mr. Sangregorio his salary for nine months and continue his coverage under our group health plan for the severance period. For 12 months following termination, Mr. Sangregorio is prohibited from competing with any material business of UCI’s, or from soliciting UCI’s employees, customers or suppliers to terminate their employment or arrangements with UCI.

Under Mr. Zar’s employment agreement with UCI International, Inc., dated April 4, 2011, Mr. Zar serves as the general counsel of our company. He receives a base salary at a rate of $372,500 per year and he also participates in the annual bonus plan at a target level of 65% of his salary. He is also entitled to participate in employee benefit plans, programs and arrangements of our company which are applicable to the senior officers of our company at a level commensurate with his position. In addition to the forgoing compensation, Mr. Zar received a retention payment in the amount of $100,000 on January 31, 2012. He will also be entitled to receive another retention payment in the amount of $100,000 on January 25, 2013, if he is employed by our company on that date. Upon Mr. Zar’s voluntary separation from service with our company after January 25, 2013, our company will pay him $75,000, provided that he has given our company advanced written notice at least six months prior to his separation from service, and he has assisted our company in training his replacement. If our company terminates Mr. Zar’s employment without cause, our company will pay Mr. Zar his stated annual base salary paid in monthly installments for 12 months and reimburse him for, or make direct payment to the carrier for, the premium costs under Consolidated Omnibus Budget Reconciliation Act (“COBRA”) for the severance period or, if earlier, the date Mr. Zar is employed by another employer. During his employment and for 12 months following termination, Mr. Zar is prohibited from competing with any material business of UCI’s, or from soliciting UCI’s employees, customers or suppliers to terminate their employment or arrangements with UCI.

Management Pension Participation

Mr. Zorich participates in the Champion Laboratories, Inc. Pension Plan. Annual retirement benefits under the plan accrue at a rate of 1.5% of the first $200,000 of gross wages for each year of service up to 30 years of service. Benefits are payable as a life annuity for the participant. The full retirement benefit is payable to participants who retire on or after the social security retirement age, and a reduced early retirement benefit is available to participants who retire on or after age 55. No offsets are made for the value of any social security benefits earned.

The following table sets forth information regarding the accrued pension benefits for the named executive officers for 2011 under the Champion Laboratories Inc. Pension Plan, described below.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Bruce Zorich	Champion Laboratories Inc. Pension Plan	8	$201,765	$—

Mr. Zorich is the only named executive officer eligible to participate in the Champion Laboratories Inc. Pension Plan offered by us as described below. The following table shows the estimated annual pension benefit under the pension plan for the specified compensation and years of service.

	Years of Service
	5	10	15	20	25	30
Remuneration
$125,000	9,375	18,750	28,125	37,500	46,875	56,250
$150,000	11,250	22,500	33,750	45,000	56,250	67,500
$175,000	13,125	26,250	39,375	52,500	65,625	78,750
$200,000 and over	15,000	30,000	45,000	60,000	75,000	90,000

Annual retirement benefits accrue at a rate of 1.5% of the first $200,000 of gross wages for each year of service up to 30 years of service. Benefits are payable as a life annuity for the participant. If elected, joint & survivor and 10 year guaranteed options are available at reduced benefit levels. The full retirement benefit is payable to participants who retire on or after the social security retirement age, and a reduced early retirement benefit is available to participants who retire on or after age 55. No offsets are made for the value of any social security benefits earned.

Directors’ and Senior Management’s Indemnification Agreements

Holdings has entered into Agreements of Indemnification for the benefit of the directors and officers of UCI International and the subsidiaries and parent companies of UCI International that are guarantors of the Senior Notes. The agreements provide that Holdings shall, subject to certain limitations, indemnify each director and officer of UCI International and the guarantors against all legal expenses, losses, liabilities, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges in connection therewith) incurred by such director or officer or on behalf of such director or officer in connection with any proceeding resulting from or relating to decisions a director or officer made or any actions a director or officer took on behalf of such entity in his capacity as a director or officer of such entity in connection with any transactions or the approval or execution of any transactions.

Employees

As of December 31, 2011, 2010 and 2009, we had approximately 3,800, 3,900 and 4,400 employees, respectively. The 2009 period included approximately 700 employees from a joint venture sold in 2010. In 2011, 2010 and 2009, excluding the joint venture, approximately 75% of our workforce was located in the U.S. and approximately 15% in China. As of December 31, 2011, approximately 12% of our workforce was represented by union affiliations and collective bargaining agreements at two of our U.S. manufacturing locations. The bargaining agreements for our Fond du Lac, Wisconsin plant and our Fairfield, Illinois plant expire in April 2012 and August 2013, respectively. Management considers our labor relations to be good and our labor rates competitive.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders and Beneficial Ownership

As of the date of this annual report, Holdings and UCI International are indirectly wholly owned by Mr. Graeme Hart. Other than Mr. Graeme Hart, no director or member of our senior management team beneficially owns any shares in Holdings or UCI International.

Related Party Transactions

Other than our strategic owner, Mr. Graeme Hart, none of our directors or members of management has or had any interest in any transactions with us which are or were unusual in their nature or conditions or significant to our business taken as a whole and that were effected during the current or immediately preceding fiscal year, or during any earlier fiscal year and which remain in any respect outstanding or unperformed. No loans are outstanding from us to any director or member of management and there are no guarantees provided by us for the benefit of any such person.

In addition to the related party transactions discussed below, from time to time we enter into other transactions with affiliates which are not material to us or our affiliates.

Director and Officer Indemnification Agreements

Holdings has entered into agreements of indemnification for the benefit of the directors and officers of certain subsidiaries of Holdings, including UCI International, as described under “Directors, Senior Management and Employees — Directors’ and Senior Management’s Indemnification Agreements.”

Rank Group

The immediate parent of Holdings is UCI Holdings (No.1) Limited and the ultimate controlling entity is UCI Holdings (No.2) Limited. The ultimate sole shareholder of Holdings is Mr. Graeme Hart. During the Successor year ended December 31, 2011, Rank Group, an entity under the common ultimate control of Mr. Hart, incurred on behalf of Holdings third party professional fees and expenses associated with the UCI Acquisition and related acquisition financing and accounting fees totaling $18.3 million, which were then charged to Holdings. As of December 31, 2011, $0.6 million remained unsettled and was included in “Related party payable” on the consolidated balance sheet. These amounts are expected to be settled in the next twelve months.

Joint Services Agreement

On July 29, 2011, UCI International entered into a Joint Services Agreement with Autoparts Holdings. Under the agreement, UCI International and Autoparts Holdings each agreed to purchase certain administrative services from the other party. The agreement has an initial term of one year that will be automatically renewed for an additional one year period unless either party gives written notice to the other party of non-renewal no later than ninety days prior to the end of the initial term or renewal term, as applicable. The agreement may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The agreement may also be terminated for breach or termination of affiliation. The agreement contains representations, warranties and indemnity obligations customary for agreements of this type. During the Successor year ended December 31, 2011, UCI International charged Autoparts Holdings a net $0.4 million for services rendered pursuant to this agreement. As of December 31, 2011, UCI International had a receivable from Autoparts Holdings of $0.4 million included in “Related party receivable” on the consolidated balance sheet.

UCI International and FRAM Group Cost Sharing and Manufacturing Arrangements

On July 29, 2011, Autoparts Holdings, an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Hart, completed the acquisition of the automotive consumer products group of Honeywell International Inc. Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Hart. In addition, UCI International and FRAM Group are operated by a common senior management team.

During the year ended December 31, 2011, Holdings incurred costs of $10.4 million related to the implementation of our cost sharing and manufacturing arrangements with FRAM Group. Holdings charged FRAM Group $5.2 million during the Successor year ended December 31, 2011 for FRAM Group’s share of the costs. In addition, Holdings paid $3.0 million on behalf of FRAM Group for certain software licensing costs related to FRAM Group’s separation from Honeywell International, Inc. As of December 31, 2011, these balances totaling $8.2 million remained unpaid and are included in “Related party receivable” on the consolidated balance sheet.

Product Purchase Arrangement

The UCI International and FRAM Group businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. As a result of our cost sharing and manufacturing arrangements with FRAM Group, on August 11, 2011, FRAM Group announced that it will cease operating at two locations and relocate those operations into other FRAM Group and UCI International filtration manufacturing locations. The first plant closing occurred in the fourth quarter of 2011 and a second plant closing is expected to occur in the second quarter of 2012. UCI International and FRAM Group will continue to maintain their own customer relationships and will continue to supply their existing customers. Where FRAM Group production is relocated to UCI International filtration manufacturing locations, UCI International will manufacture and supply product to FRAM Group in order to meet its customer orders. Product purchase orders will be entered into by UCI International and FRAM Group on an arms’-length basis to document the terms of the sale of product between the two related businesses. Based upon current forecasts, UCI International expects to produce approximately 20 million units for FRAM Group in 2012. As of December 31, 2011, Champion had an outstanding receivable balance of $0.4 million related to shipment of product to FRAM Group included in “Related party receivable” on the consolidated balance sheet.

Asset Purchase Agreement

In connection with the relocation of certain operations to Champion’s filtration operations, Champion entered into an Asset Purchase Agreement, dated March 21, 2012, with FRAM Group to purchase certain equipment for $5.6 million, which will be relocated to Champion’s plant locations. The full amount of the purchase price was paid during the fourth quarter of 2011. As of December 31, 2011, $2.3 million was paid in advance for equipment to be delivered in 2012 upon closing of the second plant. As of December 31, 2011, the $2.3 million is included in “Related party receivable” on the consolidated balance sheet.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information

See “Part II, Item 18. Financial Statements.”

ITEM 9. THE OFFER AND LISTING.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

Constitution of Holdings

Holdings is incorporated under the New Zealand Companies Act 1993 (the “Companies Act”) and its company number is 3208566. Holdings’ purposes and objectives are not expressly stated in its constitution (the “Constitution”). Under the Companies Act, Holdings has full capacity to carry on or undertake any business or activity, do any act, or enter into any transaction.

The following information includes summary descriptions of matters governed by the Constitution and is not meant to be a complete description.

Directors

The board of directors of Holdings (the “Board”), is responsible for managing the business and affairs of Holdings in accordance with the Companies Act and the Constitution, and the Board is vested with all the powers necessary to do this.

Interested Directors

A director who is interested (as that term is defined in section 139 of the Companies Act) in a transaction entered into by Holdings may:

1.	vote on any matter relating to the transaction;

2.	attend a meeting of the Board at which any matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum;

3.	sign a document relating to the transaction on behalf of Holdings; and

4.	do any other thing in his or her capacity as a director in relation to the transaction,

as if the director was not interested in such transaction.

Remuneration and Benefits

The Board may authorize:

1.	the payment of remuneration or the provision of other benefits by Holdings to a director for services as a director or in any other capacity;

2.	the payment by Holdings to a director or former director of compensation for loss of office;

3.	the making of loans by Holdings to a director;

4.	the giving of guarantees by Holdings for debts incurred by a director; and

5.	the entering into of a contract to do any of the things set out in paragraphs 1., 2., 3., and 4. above,

if the Board is satisfied that doing so is fair to Holdings.

Borrowing

Holdings’ directors have all the powers necessary for managing Holdings’ business and affairs, including the power to borrow. There are no restrictions in the Constitution limiting the power of the directors to borrow on behalf of Holdings.

Age Limit of Directors

There is no age limit of directors contained in the Constitution. However, the Companies Act disqualifies persons under 18 years of age from holding office as a director of a company.

Director’s Shareholding Qualification

There is no requirement for a director to hold shares in Holdings.

Shares

Dividends

Dividends on shares can be authorized by the Board at its discretion (subject to the Companies Act and Constitution). Prior to authorizing the payment of a dividend, the Board must be satisfied on reasonable grounds that Holdings will, immediately after payment of the dividend, satisfy the solvency test. The amount of dividends paid on each class of shares will be determined from time to time by the Board.

The Board may resolve to apply any amount which is available for distribution to shareholders either:

(1)	in paying up in full shares or other securities to be issued to:

(a)	the shareholders who would otherwise be entitled to the distribution; and

(b)	the holders of other securities of Holdings who are entitled to participate in bonus issues by Holdings; or

(2)	in paying up any amount which is unpaid on any shares held by shareholders.

The Board may issue shares in lieu of proposed dividends to any shareholders who have agreed to accept such shares.

Alteration of Rights

Under the Companies Act, the rights attaching to Holdings’ shares can be varied or abrogated only with the consent of the holders of at least 75% of the issued shares of that class that may be affected, entitled to vote and who vote on the resolution to alter the rights.

Redemption

The Constitution allows the Board to issue shares which are redeemable.

Share in Surplus on Liquidation

In the event of liquidation, the Constitution gives shareholders the right to a proportional share in the distribution of Holdings’ surplus assets. With the approval of shareholders by ordinary resolution, the Constitution allows the liquidator of Holdings to divide amongst the shareholders in kind the whole or any part of the assets of the company.

Share in Holdings’ Profit

The Constitution does not provide shareholders with any additional rights to share in Holdings’ profits other than the right to dividends and the right to share in the distribution of Holdings’ surplus assets upon the liquidation of the company.

Sinking Fund Provisions

The Constitution does not contain any sinking fund provisions.

Restrictions on Ownership

The Constitution does not contain limitations on the rights of any person to own securities.

Voting and Shareholders’ Meetings

Shareholders’ meetings are convened with at least 10 working days’ advance notice in writing. Notice must be given to all shareholders entitled to attend shareholders’ meetings. The quorum required for such meetings is present if shareholders or their representatives are present representing the majority of votes to be cast on the business to be transacted at the meeting. If a meeting is adjourned because of a lack of quorum, (a) in the case of a meeting called by the Board on the written request of shareholders representing at least 5% of the voting rights entitled to be exercised on the issue voted at the meeting, the meeting will be dissolved or (b) for any other meeting the meeting shall be adjourned for one week and the holders of shares (or their proxies or representative) present at the adjourned meeting will be a quorum.

An ordinary resolution requires the affirmative vote of a simple majority of the shareholders who, being entitled to do so, vote on the resolution. Special resolutions must be passed by a majority of 75% of the votes of shareholders who are entitled to, and do, vote on the resolution.

Voting at any shareholders’ meeting is by a show of hands or a vote by voice unless a poll is demanded. If the Board determines that a meeting is held by audio or audio and visual communication, shareholders may vote at the meeting by signifying individually assent or dissent by voice. Each shareholder will be entitled to one vote on a show of hands or a vote by voice, notwithstanding how many shares it holds.

A poll may be demanded by the chairperson or at least five holders of shares having the right to vote at the meeting. A poll may also be demanded by any holder or holders of shares representing not less than 10% of the total voting rights of all the holders of shares having the right to vote at the meeting or by a holder or holders of shares conferring a right to vote at the meeting and on which the aggregate amount paid up is not less than 10% of the total amount paid up on all shares that confer that right.

A shareholder may exercise its right to vote at a meeting by attending in person or by having its proxy or representative attend the meeting.

Change of Control Provisions

The Constitution does not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of Holdings.

Material Contracts

Description of the Senior Notes

General

The following summary of certain provisions of the indenture governing the Senior Notes (the “Indenture”) and the Senior Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the Senior Notes, including the definitions of certain terms therein and those terms made a part of the Indenture by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). For all purposes of the Indenture and this “Description of the Senior Notes,” references to an entity shall be to it and to any successor in interest thereto.

Brief Description of the Senior Notes

The Senior Notes:

•	are general senior obligations of the Issuer;

•	rank pari passu in right of payment with all existing and future senior indebtedness of the Issuer;

•

are effectively subordinated to any secured indebtedness of the issuer (including indebtedness of the issuer outstanding under the Senior Secured Credit Facilities) to the extent of the value of the assets securing such indebtedness;

•	are senior in right of payment to any future subordinated indebtedness of the Issuer;

•	are unconditionally guaranteed on a senior basis by the guarantors; and

•	are subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of the company that is not a guarantor or the Issuer.

Principal, Maturity and Interest

An aggregate principal amount of $400.0 million of Senior Notes is currently outstanding as of the date of this annual report. The Issuer may issue additional Senior Notes, from time to time (“Additional Notes”). Any offering of Additional Notes is subject to certain covenants set forth in the Indenture. The Senior Notes and any Additional Notes subsequently issued under the Indenture are treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Senior Notes,” references to the Senior Notes include any Additional Notes actually issued.

The Senior Notes mature on February 15, 2019. Each Senior Note bears interest at 8.625% per annum from the issue date or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears to holders of record at the close of business on February 1 or August 1 immediately preceding the interest payment date on February 15 and August 15 of each year, commencing on August 15, 2011. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

On or after February 15, 2015, the Issuer may redeem the Senior Notes at its option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on February 15 of the years set forth below.

Period	Redemption Price
2015	104.313%
2016	102.156%
2017 and thereafter	100.000%

In addition, at any time and from time to time prior to February 15, 2015, the Issuer may redeem the Senior Notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus the applicable premium (as calculated by the Issuer or on behalf of the Issuer by such person as the Issuer shall designate) as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Notwithstanding the foregoing, at any time and from time to time prior to February 15, 2014, the Issuer may at its option redeem in the aggregate up to 35% of the original aggregate principal amount of the Senior Notes (calculated after giving effect to any issuance of any Additional Notes) with the net cash proceeds of one or more equity offerings (1) by Holdings or (2) by any direct or indirect parent of Holdings, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of Holdings or any of its restricted subsidiaries or used to purchase capital stock (other than disqualified stock) of any such entity from it, at a redemption price (expressed as a percentage of principal amount thereof) of 108.625%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Senior Notes (calculated after giving effect to any issuance of any Additional Notes) remain outstanding after each such redemption; provided further, however, that such redemption shall occur within 90 days after the date on which any such equity offering is consummated.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes. However, under certain circumstances including changes in control and asset sales, the Issuer may be required to offer to purchase Senior Notes. We and our affiliates may at any time and from time to time purchase Senior Notes in the open market or otherwise.

Guarantees

The Guarantees:

•	are general senior obligations of each Guarantor;

•	rank pari passu in right of payment with all existing and future senior indebtedness (as defined in the Indenture) of such Guarantor;

•

are effectively subordinated to any Secured Indebtedness of such Guarantor (including indebtedness of such Guarantor with respect to its guarantee of the Senior Secured Credit Facilities) to the extent of the value of the assets securing such Indebtedness; and

•	are senior in right of payment to any subordinated indebtedness of such Guarantor.

Ranking

The indebtedness evidenced by the Senior Notes is senior indebtedness of the Issuer, equal in right of payment to all existing and future senior indebtedness of the Issuer and senior in right of payment to all future subordinated indebtedness of the Issuer.

The indebtedness evidenced by the Guarantees is senior indebtedness of each Guarantor, equal in right of payment to all existing and future senior indebtedness of such Guarantor and senior in right of payment to all future subordinated indebtedness of such Guarantor.

At December 31, 2011:

(1) Holdings and its subsidiaries had an aggregate principal amount of $301.2 million of indebtedness outstanding secured by liens, and Holdings and its subsidiaries had $65.1 million of availability under the Senior Secured Revolving Facility under the Senior Secured Credit Facilities, which if borrowed would be similarly secured; and

(2) Holdings and its subsidiaries had an aggregate principal amount of $697.0 million of unsubordinated indebtedness outstanding consisting of amounts outstanding under the Senior Notes (including the Guarantees with respect thereto) and the Senior Secured Credit Facilities.

The Senior Notes and Guarantees rank pari passu in right of payment with the Senior Secured Credit Facilities (and related guarantees). In the event that the Issuer or a Guarantor becomes a debtor in a United States bankruptcy case and claims under the Senior Secured Credit Facilities are not fully secured, claims of holders of Senior Notes and Guarantees will rank pari passu in right of payment with the unsecured portion of claims of holders of the Senior Secured Credit Facilities (and related guarantees).

Unless a subsidiary of Holdings is a subsidiary Guarantor or the Issuer, claims of creditors of such subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such subsidiary generally will have priority with respect to the assets and earnings of such subsidiary over the claims of creditors of the Issuer, including holders of the Senior Notes. The Senior Notes, therefore, will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of subsidiaries of Holdings that are not the subsidiary Guarantors or the Issuer. As of December 31, 2011, UCI International’s subsidiaries that do not guarantee the Senior Notes accounted for approximately $163.1 million, or 11.3% of our total assets, and for the Successor year ended December 31, 2011, UCI International’s subsidiaries that do not guarantee the Senior Notes accounted for approximately (i) $68.1 million, or 7.5%, of our net sales to third parties and (ii) $15.3 million, or 10.5%, of our total Adjusted EBITDA. See “Part I, Item 3. Key Information — Risk Factors — Risks Related to Our Structure, the Guarantees and the Senior Notes. Not all of our subsidiaries guarantee the Senior Notes, and the Senior Notes and the guarantees of the Senior Notes are structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.”

Change of Control

Upon a change in control, as defined in the Indenture, each holder has the right to require the Issuer to repurchase all or any part of such holder’s Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuer has previously elected to redeem all of the Senior Notes.

Certain Covenants

The Indenture governing the Senior Notes contains covenants that, among other things, limit the ability of Holdings and its restricted subsidiaries to:

•	incur additional indebtedness and issue disqualified and preferred stock;

•	make restricted payments, including dividends and other distributions;

•	sell assets;

•	engage in certain transactions with affiliates;

•	create certain liens; and

•	consolidate, merge or transfer all or substantially all of their assets.

These covenants are subject to a number of important limitations and exceptions.

Defaults

The Indenture governing the Senior Notes contains customary events of default, including:

•	non-payment of principal or premium, if any, on the Senior Notes;

•	non-payment of interest on any Senior Note for a continuous period of 30 days;

•	breach of restrictions on mergers and sale of substantially all assets;

•	breach of any agreement in the Senior Notes or the Indenture governing the Senior Notes by Holdings or any restricted subsidiary that is not cured within 60 days of notice;

•	cross-defaults or acceleration of any other indebtedness in excess of $25.0 million or its foreign currency equivalent;

•	certain bankruptcy or insolvency events;

•	certain material judgments against Holdings or any significant subsidiary; and

•	invalidity of any guarantee of Holdings or a significant subsidiary.

Senior Secured Credit Facilities

Overview

On January 26, 2011, we entered into the Senior Secured Credit Facilities, pursuant to which certain lenders provided term and revolving loans and commitments to the Issuer (and any subsidiaries of Holdings designated as borrowers after the closing date of the Senior Secured Credit Facilities (“Additional Borrowers”) in an aggregate principal amount equal to $375.0 million.

The proceeds of the term loans made under the Senior Secured Credit Facilities were applied, together with the proceeds from the issuance of the Senior Notes, the Equity Contribution and available cash of UCI International, Inc. (i) to finance the UCI Acquisition, (ii) to repay the 2010 Credit Facility, (iii) to repurchase, call for redemption and satisfy and discharge the Senior PIK Notes and (iv) to pay related fees and expenses.

Structure

The Senior Secured Credit Facilities consist of the following:

•	$300.0 million of term loans under the Senior Secured Term Loan Facility, borrowed by the Issuer on the closing of the Transactions ($297.0 million outstanding at December 31, 2011); and

•

a Senior Secured Revolving Facility of $75.0 million (of which up to $50.0 million may be drawn by way of letters of credit), which was undrawn at December 31, 2011 and which may be drawn by the Issuer or any Additional Borrowers. Certain letters of credit were deemed issued at December 31, 2011 and, consequently, availability under the Senior Secured Revolving Facility was reduced by $9.9 million.

We (or any Additional Borrower) may by written notice to the agent under the Senior Secured Credit Facilities request incremental term or revolving facilities in an amount of up to $235.0 million (the “Incremental Facility Amount”) in the aggregate, less any amounts previously used to incur such incremental facilities. The existing lenders have no obligation to make the Incremental Facility Amount available to us, and the existing lenders may agree or decline to participate in the incremental facilities in their sole discretion. The Senior Secured Credit Facilities provides that, to the extent incremental term loans or incremental revolving commitments are used concurrently with the incurrence thereof to refinance term loans and revolving credit commitments outstanding under the Senior Secured Credit Facilities, such usage will not reduce the otherwise available Incremental Facility Amount.

Incremental lenders share, to the extent possible, in the collateral securing and the guarantees in respect of the Senior Secured Credit Facilities on a pari passu basis.

Repayment, Prepayments and Amortization

The Senior Secured Revolving Facility will mature on January 26, 2016. The Senior Secured Term Loan Facility will mature on July 26, 2017.

In addition, the outstanding term loans under the Senior Secured Credit Facilities are required to be prepaid with (a) up to 50% of excess cash flow (which will be reduced to 25% if certain senior secured leverage ratios are met), (b) 100% of the net cash proceeds of certain asset dispositions, subject to certain thresholds and reinvestment exceptions, and (c) 100% of the net proceeds of debt that is incurred in violation of the Senior Secured Credit Facilities.

Indebtedness under the Senior Secured Credit Facilities may be voluntarily prepaid in whole or in part, subject to minimum amounts and break funding costs. The Senior Secured Credit Facilities also provide that Holdings, the Issuer (or any Additional Borrower) or any of their respective subsidiaries is permitted to repurchase all or any portion of the outstanding term loans under the Senior Secured Term Loan Facility pursuant to auction procedures and certain other conditions set forth therein.

The term loans under the Senior Secured Term Loan Facility amortize in equal quarterly installments in an aggregate annual amount equal to 1.00% of the principal amount thereof outstanding on the closing date of the Senior Secured Credit Facilities, with the balance payable in full on the maturity date thereof. The first amortization payment on the term loans under the Senior Secured Term Loan Facility was made on March 31, 2011.

Interest Rate and Fees

The rate of interest on loans under each of the Senior Secured Credit Facilities for each interest period is the percentage rate per annum equal to the sum of:

(i) the applicable margin; and

(ii) (A) in the case of Alternate Base Rate (“ABR”) borrowings, the greatest of (1) the agent’s prime rate in effect from time to time, (2) the Federal funds effective rate in effect from time to time plus 1/2 of 1.00% and (3) the Adjusted LIBO Rate (as defined below) for a three month interest period plus 1.00%; and

(B) in the case of Eurocurrency borrowings, the greater of (1) the LIBO rate for the interest period in effect multiplied by statutory reserves and (2) 1.50% per annum (the “LIBOR Floor”) (such rate, the “Adjusted LIBO Rate”).

The applicable margin is equal to (i) with respect to any Eurocurrency term loan, 4.00% per annum, (ii) with respect to any ABR term loan, 3.00% per annum, (iii) with respect to any Eurocurrency revolving loan, 4.00% per annum and (iv) with respect to any ABR revolving loan, 3.00% per annum.

If there is a payment default at any time, then the interest rate applicable to overdue principal will be the rate otherwise applicable to such loan plus 2.00% per annum. Default interest will also be payable on other overdue amounts at a rate of 2.00% per annum above the amount that would apply to an ABR loan.

The borrowers are required to pay a commitment fee equal to 1.125% per annum on undrawn and uncancelled amounts of the Senior Secured Revolving Facility. The borrowers are also required to pay certain arrangement fees to certain lenders in connection with the syndication of the Senior Secured Credit Facilities and agency fees to the agent under the Senior Secured Credit Facilities, in the amounts and at the times agreed to between the relevant parties.

The borrowers are required to pay to each revolving lender under the Senior Secured Revolving Facility a letter of credit participation fee, calculated at the rate equal to the margin applicable to Eurocurrency loans under the revolving credit facilities, on the outstanding amount of such lender’s pro rata percentage of letter of credit exposure under the Senior Secured Revolving Facility. The relevant borrower is also required to pay to any letter of credit issuing bank the fronting, issuing and drawing fees specified from time to time by such issuing bank.

Guarantees and Security

All obligations under the Senior Secured Credit Facilities are guaranteed by Holdings and certain of its direct and indirect subsidiaries that guarantee the Senior Notes, including the Issuer and any Additional Borrowers under the Senior Secured Credit Facilities, subject to certain legal and tax limitations and other agreed exceptions.

All obligations under the Senior Secured Credit Facilities, and the guarantee of those obligations (as well as obligations under certain hedging agreements and certain cash management obligations), are secured by certain assets of Holdings, the Issuer (and any Additional Borrowers) and certain of the other guarantors under the Senior Secured Credit Facilities, subject to certain agreed limitations.

Covenants

The Senior Secured Credit Facilities contain financial, affirmative and negative covenants that we believe are usual and customary for a senior credit facility of this type. The negative covenants in the Senior Secured Credit Facilities include limitations (subject to agreed exceptions) on the ability of Holdings and its material subsidiaries to:

•	incur additional indebtedness (including guarantees and hedging arrangements);

•	incur liens;

•	enter into sale and lease-back transactions;

•	make loans and investments;

•	implement mergers, dispositions and sales of assets;

•	make restricted payments or enter into restrictive agreements;

•	enter into transactions with affiliates on non-arm’s length terms;

•	change the business conducted by Holdings and its subsidiaries;

•	prepay, or make redemptions and repurchases of the Senior Notes and certain other specified debt;

•	amend the terms of the Senior Notes;

•	amend certain organizational documents;

•	change Holdings’ fiscal year; and

•	conduct an active business (in the case of Holdings).

In addition to other customary exceptions, Holdings and its subsidiaries are able to incur additional indebtedness, including the ability to incur (a) certain other senior secured indebtedness (that will share in the collateral) so long as, among other conditions, Holdings is in pro forma compliance with its financial covenants, (b) certain secured junior indebtedness (that will share in the collateral) and unsecured indebtedness so long as, among other conditions, Holdings is in pro forma compliance with its financial covenants, (c) certain indebtedness that is subordinated to the Senior Secured Credit Facilities so long as, among other conditions, Holdings is in pro forma compliance with its financial covenants and (d) certain permitted refinancing indebtedness in respect of the foregoing. Indebtedness of the type described in clause (a) and certain permitted refinancing indebtedness thereof may be secured on a pari passu basis by the same collateral securing the Senior Secured Credit Facilities.

In addition, the Senior Secured Credit Facilities contain customary financial covenants, including maximum senior secured leverage ratios, minimum interest coverage ratios and limitations on capital expenditures. We are required to maintain a minimum interest coverage ratio of 2.00x and a maximum senior secured leverage ratio of 3.75x which becomes increasingly more restrictive over time to 2.50x.

Events of Default

The Senior Secured Credit Facilities contain certain customary events of default (subject in certain cases to certain cure periods), including:

•	non-payment of principal, interest or other amounts;

•	violation of covenants;

•	material breach of the representations or warranties;

•	cross-default and cross-acceleration to other material indebtedness;

•	bankruptcy;

•	material judgments;

•	certain ERISA events;

•	actual or asserted invalidity of any collateral or guarantee; and

•	a change of control (as defined in the Senior Secured Credit Facilities).

Exchange Controls

There are no regulatory limitations on New Zealand companies or other organizations borrowing money in New Zealand or overseas. There are no restrictions on the holding of notes (other than requirements to obtain overseas investment approval in certain circumstances for notes which convert or may be converted to equity capital) of New Zealand companies.

The Reserve Bank of New Zealand (the “Bank”) is authorized under the Reserve Bank of New Zealand Act 1989 to deal in foreign exchange. The relevant Minister of the New Zealand Government may, for the purpose of influencing the exchange rate or exchange rate trends, direct the Bank to deal in foreign exchange within guidelines prescribed by the Minister. The Minister may also fix exchange rates for foreign exchange dealing by the Bank.

The Governor of the Bank has the authority to temporarily suspend the dealing by registered banks in any foreign exchange or certain kinds of foreign exchange to avoid disorder in the foreign exchange market.

Most foreign exchange dealing is undertaken through registered banks, although there is no legal impediment preventing any person or corporation dealing in foreign exchange other than any temporary restriction imposed by the Governor of the Bank.

Documents on Display

Statements contained in this annual report as to the contents of any contract or other document summarize their material terms, but are not necessarily complete. A complete copy of such contracts or documents may be inspected by the noteholders at the offices of UCI International at 1900 West Field Court, Lake Forest, IL 60045, upon request.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our exposure to market risk consists of foreign currency exchange rate fluctuations and changes in interest rates.

Foreign Currency Exposure

Currency Translation

As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the Euro, Mexican peso, British pound and the Chinese yuan. The results of operations of our foreign subsidiaries are translated into U.S. dollars at the average exchange rates for each relevant period, except for our Chinese subsidiaries, where cost of sales is translated primarily at historical exchange rates. This translation has no impact on our cash flow. However, as foreign exchange rates change, there are changes to the U.S. dollar equivalent of sales and expenses denominated in foreign currencies. In 2011, approximately 8% of our net sales were made by our foreign subsidiaries, and our total non-U.S. net sales represented approximately 15.7% of our total net sales. Their combined net income was not material in relation to the net income of Holdings. While these results, as measured in U.S. dollars, are subject to foreign exchange rate fluctuations, we do not consider the related risk to be material to our financial condition or results of operations.

The following table summarizes the potential impact on sales of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	2011 Sales	Potential Impact
Euro	$38.2	$3.8
Mexican peso	26.2	2.6
British pound	6.3	0.6
Chinese yuan	4.7	0.5

Except for the Chinese subsidiaries, the balance sheets of foreign subsidiaries are translated into U.S. dollars at the closing exchange rates as of the relevant balance sheet date. Any adjustments resulting from the translation are recorded in accumulated other comprehensive income (loss) on our statements of changes in shareholder’s equity (deficit). For our Chinese subsidiaries, non-monetary assets and liabilities are translated into U.S. dollars at historical rates and monetary assets and liabilities are translated into U.S. dollars at the closing exchange rate as of the relevant balance sheet date. Adjustments resulting from the translation of the balance sheets of our Chinese subsidiaries are recorded in our income statements.

The following table summarizes the potential impact on net asset values of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	2011 Net Asset Value	Potential Impact
Euro	$29.2	$2.9
Mexican peso	20.8	2.1
British pound	2.6	0.3

Currency Transactions

Currency transaction exposure arises where actual sales and purchases are made by a company in a currency other than its own functional currency. In 2012, we expect to source approximately $129 million of components from China. To the extent possible, we structure arrangements where the purchase transactions are denominated in U.S. dollars as a means to minimize near-term exposure to foreign currency fluctuations. The currency exchange rate from Chinese yuan to U.S. dollars has historically been fairly stable, in large part due to the economic policies of the Chinese government. However, the value of the yuan increased approximately 6.1% during the period July 1, 2010 through December 31, 2011 as a result of the Chinese government changing, during the third quarter, its policy on “pegging” the yuan against the U.S. dollar.

A weakening of the U.S. dollar means that we must pay more U.S. dollars to obtain components from China, which equates to higher cost of sales. If the U.S. dollar weakened by 10% against the Chinese yuan, the potential impact would be to increase estimated 2012 cost of goods sold by approximately $12.9 million. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful.

Our Mexican operations source a significant amount of inventory from the United States. During the period September 30, 2008 through March 31, 2009, the U.S. dollar strengthened against the Mexican peso by approximately 33%. During the period March 31, 2009 through December 31, 2010, the U.S. dollar weakened against the Mexican peso by approximately 16%, partially offsetting the trend experienced in the prior six months. During the year ended December 31, 2011, the U.S. dollar strengthened against the Mexican peso by approximately 11%, reversing the trend experienced in 2009 and 2010. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations must pay more pesos to obtain inventory from the United States. These higher prices translate into higher cost of sales for our Mexican operations. If the U.S. dollar strengthened 10% against the Mexican peso, the potential impact would be to increase cost of goods sold of our Mexican operations by approximately $2.0 million. We are attempting to obtain corresponding price increases from our customers served by our Mexican operations, but the weakness in the Mexican economy has limited our ability to entirely offset the higher cost of sales.

We will continue to monitor our transaction exposure to currency rate changes and in the future may enter into currency forward and option contracts to reduce this exposure, as appropriate. Where these contracts are deemed to be effective hedges and we choose to apply hedge accounting, the gains and losses are deferred until the transaction being hedged is settled. As of December 31, 2011, we had no foreign currency contracts outstanding. We do not engage in speculative activities.

Interest Rate Risk

We periodically enter into interest rate agreements to manage interest rate risk on borrowing activities. On September 28, 2010, in connection with the 2010 Credit Facility, we entered into a “swaption” agreement providing us with the right but not the obligation to enter into an interest rate swap on or about March 23, 2012. Upon replacement of the 2010 Credit Facility with the Senior Secured Credit Facilities, the swaption agreement remained in place under the new credit facility. If we exercise the swaption, we would effectively convert $212.5 million of variable rate debt under the Senior Secured Credit Facilities into fixed rate debt, with a Eurodollar rate of 2.75% plus the applicable margin under the Senior Secured Credit Facilities for a two-year period ending March 23, 2014. The cost of entering into the swaption was $0.5 million. While we consider the swaption to be an effective economic hedge of interest rate risks, we did not designate or account for the swaption as a hedge. Subsequent to the Transactions, changes in the market value of the swaption are recognized in the consolidated income statements.

We utilize, and we will continue to utilize, sensitivity analyses to assess the potential effect of our variable rate debt. At our December 31, 2011 debt level and borrowing rates, annual interest expense including amortization of deferred financing costs and debt discount, would be approximately $55.3 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. If variable interest rates were to increase by 0.25% per annum over the Adjusted LIBO Rate floor, the net impact would be a decrease of approximately $0.6 million of our net income and cash flow. The unadjusted LIBO Rate at December 31, 2011 was 0.8085%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Our President and Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

ITEM 16. RESERVED.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Mr. Allen Hugli, a member of the Audit Committee of Holdings, has been designated by the Board of Directors of Holdings as the “Audit Committee Financial Expert” as defined by the SEC. Mr. Hugli is not independent of management as defined by the listing standards of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS.

In March 2012, Holdings adopted a Code of Ethical Conduct for Financial Managers applicable to the Company’s Chief Executive Officer, Chief Financial Officer, Controller, Treasurer, Tax Director, Assistant Controllers, Assistant Treasurers and the Chief Executive Officers, Chief Financial Officers and Controllers of the Company’s principal business units. This Code of Ethical Conduct for Financial Managers covers a range of financial and non-financial business practices and procedures, requiring Financial Managers to act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, to fully and fairly disclose appropriate information in a timely and understandable manner, and to comply with applicable governmental laws, rules and regulations and other appropriate private and public regulatory agencies. Any waiver of the Code of Ethical Conduct for Financial Managers may be made only by the Board of Directors or, if the Board of Directors shall determine, by the Audit Committee, and will be promptly disclosed as required by law. There have been no waivers of the Code of Ethical Conduct for Financial Managers as of the date of this annual report. The Code of Ethical Conduct for Financial Managers will be provided to any person, without charge, by contacting the Company in writing at 1900 West Field Court, Lake Forest, Illinois 60045, attention Vice President, Internal Audit.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the fees billed to Holdings for professional services rendered by its principal accountant, Grant Thornton LLP (in thousands):

	Total Fees
	2011	2010
Services
Audit fees (1)	$2,240	$1,723
Audit-related fees (2)	120	178
Tax fees (3)	—	—

Total	$2,360	$1,901

(1)	Audit fees include fees for the audit of Holdings’ annual consolidated financial statements, reviews of quarterly financial statements and the audit or review services related to the issuance and registration of the Senior Notes with the SEC.
(2)	Audit-related fees in 2011 included audits of UCI International-sponsored pension plans. Audit-related fees in 2010 included audit or review services related to our planned initial public offering that was withdrawn, including provision of comfort letters, and audits of UCI International-sponsored pension plans.
(3)	Tax Fees: No tax services were rendered during 2011 and 2010.

Upon establishing Holdings’ Audit Committee, Holdings’ policy requires the Audit Committee to approve all audit, audit-related, tax and other services.

Subsequent to the UCI Acquisition and until establishing Holdings’ Audit Committee, Holdings’ policy was to require the Board of Directors’ approval for all audit, audit-related, tax and other services.

Prior to the UCI Acquisition, UCI International’s former Board of Directors maintained an Audit Committee. Our policy was to require our Audit Committee to pre-approve audit services. In March 2004, UCI International established a policy that also required Audit Committee pre-approval for all audit-related, tax, and other services. Previously, senior management was authorized to approve such services provided that the services were brought to the attention of the Audit Committee and were approved by the Audit Committee prior to the completion of the audit. Management monitored all services provided by UCI International’s principal accountants and reported periodically to UCI International’s Audit Committee on these matters.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

The consolidated financial statements of Holdings are contained in “Financial Statements” beginning on page F-1 of this annual report.

ITEM 19. EXHIBITS.

Exhibit No.	DESCRIPTION

1.1	Certificate of Incorporation of UCI Holdings Limited (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 filed April 20, 2011).

1.2	Constitution of UCI Holdings Limited (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 filed April 20, 2011).

2.1	Indenture, dated as of January 26, 2011, by and among Uncle Acquisition 2010 Corp, UCI Holdings Limited, UCI Acquisition Holdings (No. 1) Corp, UCI Acquisition Holdings (No. 2) Corp, the Subsidiary Guarantors from time to time parties thereto, and Wilmington Trust FSB, as Trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-4 filed April 20, 2011).

2.2	First Supplemental Indenture, dated as of January 26, 2011, by and among UCI International, Inc., the Subsidiary Guarantors named therein and Wilmington Trust FSB, as Trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4 filed April 20, 2011).

2.3	Form of senior note (included in exhibit 4.3) (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 filed April 20, 2011).

4.1	Credit Agreement, dated as of January 26, 2011, by and among Uncle Acquisition 2010 Corp, UCI International, Inc., UCI Holdings Limited, UCI Acquisition Holdings (No. 1) Corp, UCI Acquisition Holdings (No. 2) Corp, the Subsidiary Guarantors from time to time parties thereto and the several lenders from time to time parties thereto and Credit Suisse AG, Cayman Islands branch, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed April 20, 2011).

4.2	Guarantor Joinder to the Credit Agreement, dated as of January 26, 2011, by and among the Subsidiary Guarantors named therein and Credit Suisse AG, Cayman Islands branch, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed April 20, 2011).

4.3	Collateral Agreement, dated as of January 26, 2011, by and among UCI International, Inc., UCI Holdings Limited, the Grantors from time to time parties thereto and Wilmington Trust FSB, as Collateral Agent (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 filed April 20, 2011).

4.4	Copyright Security Agreement, dated as of January 26, 2011, between Airtex Products, LP and Wilmington Trust FSB, as Collateral Agent (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed April 20, 2011).

4.5	Patent Security Agreement, dated as of January 26, 2011, by and among Airtex Products, LP, Champion Laboratories, Inc. and Wilmington Trust FSB, as Collateral Agent (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 filed April 20, 2011).

4.6	Trademark Security Agreement, dated as of January 26, 2011, by and among Airtex Products, LP, ASC Industries, Inc., Champion Laboratories, Inc., Wells Manufacturing, LP and Wilmington Trust FSB, as Collateral Agent (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 filed April 20, 2011).

4.7	Fourth Amended and Restated Champion Laboratories Pension Plan, effective as of January 1, 1997 (incorporated by reference to Exhibit 10.7 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

4.8	UCI Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.11 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

4.9	Stock Purchase Agreement by and among United Components, Inc., ACAS Acquisitions (ASC), Inc. and the Sellers named herein, dated as of March 8, 2006 (incorporated by reference to Exhibit 10.13 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

4.10	Asset Purchase Agreement by and among United Components, Inc., Neapco Inc. and Neapco, LLC, dated as of June 30, 2006 (incorporated by reference to Exhibit 10.14 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

4.11	Asset Purchase Agreement by and among Pioneer Inc. Automotive Products, United Components, Inc. and Pioneer, Inc., dated as of June 29, 2006 (incorporated by reference to Exhibit 10.15 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

4.12	Stock Purchase Agreement by and among Truck-Lite Co. Limited, Truck-Lite Co., Inc., UIS Industries Limited and United Components, Inc., dated as of November 30, 2006 (incorporated by reference to Exhibit 10.16 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

4.13	Employment Agreement, dated February 16, 2011, between Bruce Zorich and UCI International, Inc. (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 filed April 20, 2011).

4.14	Severance Agreement, dated September 8, 2009, between Mark P. Blaufuss, United Components, Inc., and UCI Holdco, Inc. (incorporated by reference to Exhibit 10.16 to UCI Holdco Inc.’s Form 10-K filed March 19, 2010).

4.15	Employment Agreement, dated April 4, 2011, between Keith A. Zar and UCI International, Inc. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 filed April 20, 2011).

4.16	Letter Agreement, dated March 9, 2011, between Michael G. Malady and UCI International, Inc. (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 filed April 20, 2011).

4.17	Agreement of Indemnification, dated January 11, 2011, by UCI Holdings Limited for the benefit and in favor of the Indemnitees named therein (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 filed April 20, 2011).

4.18	Agreement of Indemnification, dated January 26, 2011, by UCI Holdings Limited for the benefit and in favor of the Indemnitees named therein (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 filed April 20, 2011).

4.19	Joint Service Agreement, dated July 29, 2011, between UCI International, Inc. and Autoparts Holdings Limited. (incorporated by reference to Exhibit 10.1 to Current Report on Form 6-K filed August 1, 2011).

4.20	Asset Purchase Agreement, dated March 21, 2012 between Champion Laboratories, Inc. and FRAM Group Operations LLC (included herein).

7.1	Statement of Computation of Ratio of Earnings to Fixed Charges.

8.1	List of Subsidiaries.

12.1	Rule 13a-14(a) Certification.

12.2	Rule 13a-14(a) Certification.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited (Registrant)

Date: March 26, 2012	By:	/s/ George J. DiRado
Name: George J. DiRado
Title: Chief Financial Officer

INDEX TO THE FINANCIAL STATEMENTS

Audited annual consolidated financial statements of UCI Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder

UCI Holdings Limited

We have audited the accompanying consolidated balance sheets of UCI Holdings Limited (a New Zealand registered company) and subsidiaries (the “Company”) as of December 31, 2011 and 2010 (Successor) and UCI International, Inc. as of December 31, 2010 (Predecessor), and the related consolidated income statements, shareholder’s equity, and cash flows for the year ended December 31, 2011 and the period from November 26, 2010 through December 31, 2010 (Successor) and the period from January 1, 2011 through January 25, 2011 and the two years in the period ended December 31, 2010 (Predecessor). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UCI Holdings Limited and subsidiaries as of December 31, 2011 and 2010 (Successor) and UCI International, Inc. as of December 31, 2010 (Predecessor), and the results of its operations and its cash flows for the year ended December 31, 2011 and the period from November 26, 2010 through December 31, 2010 (Successor) and the period from January 1, 2011 through January 25, 2011 and the two years in the period ended December 31, 2010 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP
Cincinnati, Ohio
March 26, 2012

UCI Holdings Limited

Consolidated Balance Sheets

(in thousands)

	Successor		Predecessor
	December 31, 2011	December 31, 2010	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$67,697	$—	$200,330
Accounts receivable, net	256,679	—	271,832
Related party receivable	10,760	—	—
Inventories, net	152,818	—	144,156
Deferred tax assets	37,894	—	38,377
Restricted cash	—	—	16,290
Other current assets	15,375	—	17,663

Total current assets	541,223	—	688,648
Property, plant and equipment, net	153,044	—	135,060
Goodwill	308,821	—	241,461
Other intangible assets, net	423,687	—	63,048
Deferred financing costs, net	20,176	—	9,937
Other long-term assets	1,822	5,305	7,103

Total assets	$1,448,773	$5,305	$1,145,257

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$117,687	$3,995	$115,159
Short-term borrowings	3,169	—	3,271
Current maturities of long-term debt	3,373	—	4,473
Related party payable	1,249	2,569	—
Accrued expenses and other current liabilities	130,980	—	131,331

Total current liabilities	256,458	6,564	254,234
Long-term debt, less current maturities	693,485	—	766,735
Pension and other postretirement liabilities	118,040	—	87,040
Deferred tax liabilities	112,714	—	8,975
Other long-term liabilities	2,425	—	4,636

Total liabilities	1,183,122	6,564	1,121,620
Contingencies - Note 15
Shareholder’s equity
Common stock	320,000	—	29
Additional paid in capital	—	—	279,939
Accumulated deficit	(19,870)	(1,259)	(214,856)
Accumulated other comprehensive loss	(34,479)	—	(41,475)

Total shareholder’s equity (deficit)	265,651	(1,259)	23,637

Total liabilities and shareholder’s equity	$1,448,773	$5,305	$1,145,257

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Consolidated Income Statements

(in thousands)

	Successor		Predecessor
	Year Ended December 31, 2011	November 26, 2010 through December 31, 2010	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Net sales	$910,179	$—	$78,842	$944,983	$884,954
Cost of sales	710,360	—	60,296	708,581	688,192

Gross profit	199,819	—	18,546	236,402	196,762
Operating expenses
Selling and warehousing	(66,212)	—	(5,167)	(60,550)	(56,598)
General and administrative	(41,612)	—	(3,577)	(43,005)	(43,228)
Amortization of acquired intangible assets	(20,378)	—	(405)	(5,219)	(5,758)
Merger and acquisition costs (Note 2)	(11,331)	(1,259)	(5,170)	—	—
Restructuring costs, net (Note 3)	(1,275)	—	—	(1,655)	(923)
Stock-based compensation expense (Note 18)	—	—	(15,082)	(443)	(350)
Trademark impairment loss (Note 8)	(3,800)	—	—	—	—
Patent litigation costs (Note 15)	(387)	—	(500)	(5,869)	(7,002)
Antitrust litigation costs (Note 15)	(11,731)	—	(813)	(7,195)	(1,349)

Operating income (loss)	43,093	(1,259)	(12,168)	112,466	81,554
Other expense
Interest expense, net (Note 12)	(51,691)	—	(4,663)	(60,829)	(60,469)
Management fee expense	—	—	(139)	(2,000)	(2,000)
Loss on early extinguishment of debt (Note 12)	—	—	(24,153)	(8,687)	—
Debt commitment fees	(5,945)	—	—	—	—
Miscellaneous, net	(4,974)	—	(727)	(3,433)	(5,458)

Income (loss) before income taxes	(19,517)	(1,259)	(41,850)	37,517	13,627
Income tax (expense) benefit (Note 13)	906	—	13,952	(14,552)	(5,105)

Net income (loss)	(18,611)	(1,259)	(27,898)	22,965	8,522
Less: loss attributable to noncontrolling interest	—	—	—	(37)	(680)

Net income (loss) attributable to UCI Holdings Limited	$(18,611)	$(1,259)	$(27,898)	$23,002	$9,202

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Consolidated Statements of Cash Flows

(in thousands)

	Successor		Predecessor
	Year Ended December 31, 2011	November 26, 2010 through December 31, 2010	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Cash flows from operating activities:
Net income (loss) attributable to UCI Holdings Limited	$(18,611)	$(1,259)	$(27,898)	$23,002	$9,202
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of intangible assets	50,907	—	2,902	35,405	37,134
Amortization of deferred financing costs and debt issuance costs	2,592	—	303	3,209	2,978
Fair value step up of acquired inventory sold	16,376	—	—	—	—
Debt commitment fees	5,945	—	—	—	—
Non-cash interest expense on Senior PIK Notes	—	—	—	31,150	28,921
Loss on early extinguishment of debt	—	—	24,153	8,687	—
Antitrust litigation settlement accrual	7,750	—	—	—	—
Trademark impairment loss	3,800	—	—	—	—
Deferred income taxes	(2,554)	—	(18,243)	(1,870)	407
Non-cash stock-based compensation expense	—	—	13,730	443	350
Excess tax benefits from shared-based payments	—	—	(2,661)	—	—
Other non-cash items, net	203	1,259	4	3,017	(92)
Changes in operating assets and liabilities:
Accounts receivable	8,299	—	7,270	(11,742)	1,017
Inventories	(4,533)	—	(3,707)	(13,692)	27,008
Other current assets	(109)	—	1,323	6,931	(3,863)
Accounts payable	13,502	—	(11,082)	5,626	7,237
Accrued expenses and other current liabilities	(14,871)	—	4,714	22,187	18,883
Other assets	9,735	—	419	672	1,057
Related party receivable, net	(10,211)	—	—	—	—
Other long-term liabilities	(12,558)	—	(568)	315	(958)

Net cash provided by (used in) operating activities	55,662	—	(9,341)	113,340	129,281

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	(185,268)	—	—	—	—
Acquisition of Honeywell Automotive Parts Services (Shanghai) Co., Ltd. assets	(1,500)	—	—	—	—
Capital expenditures	(24,675)	—	(1,571)	(21,298)	(15,266)
Proceeds from sale of property, plant and equipment	176	—	—	437	2,566
Proceeds from sale of joint venture interest (net of transaction costs and cash sold)	—	—	—	272	—
Decrease (increase) in restricted cash	16,290	—	—	(6,890)	(9,400)

Net cash used in investing activities	(194,977)	—	(1,571)	(27,479)	(22,100)

Cash flows from financing activities:
Issuances of short-term borrowings	3,147	—	—	11,917	13,187
Debt repayments	(3,956)	—	(2,633)	(13,439)	(35,227)
Payment of deferred financing costs	(20,259)	—	(920)	(9,893)	—
Payment of debt commitment fees	(5,945)	—	—	—	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	298,500	—	—	—	—
Issuance of Senior Notes	400,000	—	—	—	—
Repayment of 2010 Credit Facility	(423,938)	—	—	—	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	(360,115)	—	—	—	—
Proceeds of 2010 Credit Facility (net of original issue discount of $5,375)	—	—	—	419,625	—
Repayment of 2006 Credit Facility	—	—	—	(190,000)	—
Redemption of Previously Outstanding Subordinated Notes, including call premium and redemption period interest	—	—	—	(235,512)	—
Equity contribution	320,000	—	—	—	—
Proceeds from exercise of stock options	—	—	1,077	2	18
Excess tax benefits from shared-based payments	—	—	2,661	—	—

Net cash provided by (used in) financing activities	207,434	—	185	(17,300)	(22,022)
Effect of exchange rate changes on cash	(422)	—	127	(173)	128

Net increase (decrease) in cash and cash equivalents	67,697	—	(10,600)	68,388	85,287
Cash and cash equivalents at beginning of period	—	—	200,330	131,942	46,655

Cash and cash equivalents at end of period	$67,697	$—	$189,730	$200,330	$131,942

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Consolidated Statements of Changes in Shareholder’s Equity (Deficit)

(in thousands)

	Predecessor
	UCI International, Inc. Shareholders’ Equity (Deficit)
	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity	Comprehensive Income (Loss)
Balance at January 1, 2009	$29	$279,141	$(247,060)	$(39,600)	$2,490	$(5,000)
Recognition of stock based compensation expense		350				350
Exercise of stock options		18				18
Tax effect of exercise of stock options		(24)				(24)
Comprehensive income
Net income			9,202		(680)	8,522	$9,202
Other comprehensive income (loss)
Foreign currency (after $(213) of income taxes)				1,242		1,242	1,242
Pension and OPEB liability (after $(3,622) of income taxes)				5,856		5,856	5,856

Total comprehensive income							$16,300

Balance at December 31, 2009	$29	$279,485	$(237,858)	$(32,502)	$1,810	$10,964

Balance at January 1, 2010	$29	$279,485	$(237,858)	$(32,502)	$1,810	$10,964
Recognition of stock based compensation expense		443				443
Exercise of stock options		2				2
Tax effect of exercise of stock options		9				9
Sale of joint venture interest					(1,773)	(1,773)
Comprehensive income
Net income			23,002		(37)	22,965	$23,002
Other comprehensive income (loss)
Foreign currency (after $14 of income taxes)				(139)		(139)	(139)
Pension and OPEB liability (after $5,464 of income taxes)				(8,834)		(8,834)	(8,834)

Total comprehensive income							$14,029

Balance at December 31, 2010	$29	$279,939	$(214,856)	$(41,475)	$—	$23,637

Balance at January 1, 2011	$29	$279,939	$(214,856)	$(41,475)		$23,637
Recognition of stock based compensation expense		13,730				13,730
Exercise of stock options		1,077				1,077
Tax effect of exercise of stock options		2,661				2,661
Comprehensive income
Net loss			(27,898)			(27,898)	$(27,898)
Other comprehensive income (loss)
Foreign currency (after $(15) of income tax)				627		627	627
Pension and OPEB liability (after $(71) of income tax)				116		116	116

Total comprehensive loss							$(27,155)

Balance at January 25, 2011	$29	$297,407	$(242,754)	$(40,732)		$13,950

	Successor
	UCI Holdings Limited Shareholder’s Equity (Deficit)
	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity (Deficit)	Comprehensive Income (Loss)
Balance at November 26, 2010	$—	$—	$—	$—
Comprehensive income
Net loss		(1,259)		(1,259)	$(1,259)

Total comprehensive loss					$(1,259)

Balance at December 31, 2010	$—	$(1,259)	$—	$(1,259)

Balance at January 1, 2011	$—	$(1,259)	$—	$(1,259)
Equity contribution	320,000			320,000
Comprehensive income
Net loss		(18,611)		(18,611)	$(18,611)
Other comprehensive income (loss)
Foreign currency (after $(17) of income tax)			(4,709)	(4,709)	(4,709)
Pension and OPEB liability (after $(19,167) of income tax)			(29,770)	(29,770)	(29,770)

Total comprehensive loss					$(53,090)

Balance at December 31, 2011	$320,000	$(19,870)	$(34,479)	$265,651

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 1 — GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

UCI Holdings Limited (“Holdings”), an entity domiciled in New Zealand, was incorporated on November 26, 2010 for the purpose of consummating the acquisition of UCI International, Inc. (“UCI International”), an entity formerly owned by members of the Carlyle Group and former members of the board of directors and certain current and former employees. UCI International is a leading designer, manufacturer and distributor of a broad range of filtration products, fuel and cooling systems products and vehicle electronics. As outlined in Note 2, the acquisition of UCI International was completed on January 26, 2011, at which time Uncle Acquisition 2010 Corp (an indirect subsidiary of Holdings) merged with UCI International, with UCI International continuing as the surviving entity.

All operations of Holdings are conducted by United Components, Inc. (“UCI”) through its subsidiaries. UCI manufactures and distributes vehicle parts, primarily servicing the vehicle replacement parts market in North America and Europe.

Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Principles of Consolidation and Basis of Presentation

Holdings was formed on November 26, 2010 for the purpose of consummating the acquisition of UCI International and, consequently, has no financial statements as of and for periods prior to that date. The consolidated financial statements of Holdings as of December 31, 2011 and 2010, and for the year ended December 31, 2011 and the period November 26, 2010 through December 31, 2010 are presented as the “Successor.” The consolidated financial statements of UCI International as of December 31, 2010, for the period January 1, 2011 through January 25, 2011 and the years ended December 31, 2010 and 2009 are presented as the “Predecessor.”

The accompanying consolidated financial statements for the Successor include the accounts of Holdings and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements for the Predecessor include the accounts of UCI International, its wholly-owned direct and indirect subsidiaries and a 51% owned joint venture that was disposed of in 2010 (see Note 20).

Revenue Recognition

Holdings records sales when title has transferred to the customer, the sales price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured.

Provisions for estimated sales returns, allowances and warranty costs are recorded when the sales are recorded. Sales returns, allowances and warranty costs are estimated based upon historical experience, current trends, and UCI International’s expectations regarding future experience. Adjustments to such returns, allowances, and warranty costs are made as new information becomes available.

In order to obtain exclusive contracts with certain customers, we may incur up-front costs or assume the cost of returns of products sold by the previous supplier. These costs are capitalized and amortized over the life of the contract. The amortized amounts are recorded as a reduction of sales.

New business changeover costs also can include the costs related to removing a new customer’s inventory and replacing it with Holdings inventory, commonly referred to as a “stocklift.” Stocklift costs are recorded as a reduction of sales when incurred.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Accounting for Business Combinations

Business combinations, where the business is acquired from an unrelated party, are accounted for under the purchase method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets, and liabilities assumed is allocated to goodwill.

The allocation of purchase price to the fair value of assets acquired and liabilities assumed involves assessments of the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition. Where appropriate, Holdings consults with external advisors to assist in the determination of fair value. For non-observable market values, fair value has been determined using acceptable valuation principles (e.g., relief from royalty method). Subsequent changes in Holdings’ assessments may trigger an impairment loss that would be recognized in the income statement.

Goodwill and acquired indefinite life intangible assets are not amortized. Other acquired intangible assets with finite lives are amortized over the period of expected benefit in relation to the pattern in which the intangible assets are consumed.

The results of operations for businesses acquired are included in Holdings’ financial statements from the date of the acquisition.

Cash Equivalents

Certificates of deposit, commercial paper, and other highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Holdings generally does not require collateral for its trade accounts receivable. Accounts receivable are recorded at face amounts less an allowance for amounts that may become uncollectible in the future. These allowances are established based on a combination of write-off history, aging analysis, and specific account evaluations. When a receivable balance is known to be uncollectible, it is written off against the allowance for doubtful accounts.

Inventories

Inventories are stated at the lower of cost or market. Cost is principally determined using standard cost, which approximates the first-in, first-out method. Inventories are reduced by an allowance for excess and obsolete inventories, based on Holdings’ review of on-hand inventories. The expense of inventory allowances is included in cost of sales.

Depreciation and Amortization

Depreciation of property, plant and equipment is provided on a straight-line basis, over the estimated service lives of the assets. Leasehold improvements are amortized over the shorter of their service life or the remaining term of the lease.

Major renewals and improvements of property, plant and equipment are capitalized, and repairs and maintenance costs are expensed as incurred. Repairs and maintenance expenses recognized during the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 were $4.8 million and $0.4 million, respectively, for a total of $5.2 million for the Combined Year Ended December 31, 2011. Repairs and maintenance expenses for the Predecessor years ended December 31, 2010 and 2009 were $5.1 million and $4.4 million, respectively.

Most of Holdings’ trademarks have indefinite lives and are not amortized; instead they are subject to impairment evaluations. Trademarks with finite lives and other intangible assets are amortized over their useful lives on an accelerated or straight-line basis commensurate with the expected benefits received from such intangible assets.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Defined Benefit Pension and Other Postretirement Benefits

Holdings’ balance sheet reflects the funded status of its pension and postretirement benefit plans. The funded status of the plans is measured as the difference between the fair value of the plan assets and the projected benefit obligation. Holdings recognizes the aggregate overfunding of any plans in “Other long-term assets” and the aggregate underfunding of any plans in “Pension and other postretirement liabilities”. Holdings records unrecognized gains and losses in other comprehensive income (loss), net of related taxes.

Goodwill and Trademarks with Indefinite Lives

Goodwill is subject to annual review unless conditions arise that require a more frequent evaluation. The review for impairment is based on a two-step accounting test. The first step is to compare the estimated fair value of Holdings with the recorded net book value (including the goodwill). If the estimated fair value is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In this second step, the estimated fair value from the first step is used as the purchase price in a hypothetical acquisition. Purchase business combination accounting rules are followed to determine a hypothetical purchase price allocation to the reporting unit’s assets and liabilities. The residual amount of goodwill that results from this hypothetical purchase price allocation is compared to the recorded amount of goodwill, and the recorded amount is written down to the hypothetical amount, if lower.

Holdings performs its annual goodwill impairment review as of December 31st of each year using discounted future cash flows of its one reporting unit. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows of Holdings and discount rates commensurate with the risks involved in the assets. Although Holdings bases cash flow forecasts on assumptions that are consistent with plans and estimates used to manage Holdings, there is significant judgment in determining the cash flows. Based upon the results of the annual impairment review, it was determined that the fair value of Holdings significantly exceeded the carrying value of the assets and no impairment existed.

Trademarks with indefinite lives are tested for impairment on an annual basis in the fourth quarter, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If Holdings concludes that there has been impairment, Holdings will write down the carrying value of the asset to its fair value.

Each year, Holdings evaluates those trademarks with indefinite lives to determine whether events and circumstances continue to support the indefinite useful lives. Holdings has concluded that events and circumstances continue to support the indefinite lives of these trademarks.

Impairment of Long-Lived Assets, other than Goodwill and Trademarks with Indefinite Lives and Long-Lived Assets to be Disposed of

Holdings evaluates all of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of such long-lived assets is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows that are expected to be generated by the asset. If the carrying amount exceeds the expected undiscounted future cash flows, the asset is considered to be impaired. If an asset is considered to be impaired, it is written down to fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See Note 8 for information regarding an impairment loss recorded in 2011 and Note 3 for information regarding impairment losses recorded in 2009.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carryforwards. Holdings establishes valuation allowances against operating losses and tax credit carryforwards when the ability to fully utilize these benefits is determined to be uncertain. Deferred tax

UCI Holdings Limited

Notes to Consolidated Financial Statements

assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in income in the period that includes the enactment date.

Holdings does not provide for U.S. income taxes on undistributed earnings of its foreign subsidiaries that are intended to be permanently reinvested. Where Holdings does not intend to permanently reinvest earnings of its foreign subsidiaries, Holdings provides for U.S. income taxes and foreign withholding taxes, where applicable, on undistributed earnings.

Holdings records a liability for uncertain tax positions when management concludes that the likelihood of sustaining such positions upon examination by taxing authorities is less than “more likely than not.” Holdings also records any interest and penalties related to these unrecognized tax benefits as a component of “Income tax (expense) benefit.”

Foreign Currency Translation

Chinese operations — The functional currency of the majority of Holdings’ Chinese operations is the U.S. dollar. Income statements of these operations are translated into U.S. dollars at the average exchange rates for each relevant period, except for cost of sales, which is translated primarily at historical exchange rates. Non-monetary assets and liabilities are translated into U.S. dollars at historical rates, and monetary assets and liabilities are translated at the closing exchange rate as of the applicable balance sheet date. Adjustments resulting from the translation of the balance sheet are recorded in the income statement.

All other foreign operations — The functional currency for all other foreign operations is their local currency. Income statements of these operations are translated into U.S. dollars using the average exchange rates during the applicable period. Assets and liabilities of these operations are translated into U.S. dollars using the exchange rates in effect at the applicable balance sheet date. Resulting cumulative translation adjustments are recorded as a component of shareholder’s equity in “Accumulated other comprehensive income (loss).”

Foreign Currency Transactions

Transaction foreign exchange gains and losses are included in the income statement in the appropriate line based upon the nature of the transaction. The net foreign exchange losses recognized during the Successor year ended December 31, 2011 were $1.1 million. There was less than $0.1 million of foreign exchange gains recognized in the Predecessor period January 1, 2011 through January 25, 2011. The net foreign exchange losses for the years ended December 31, 2010 and 2009 were $0.2 million and $0.3 million, respectively.

Reporting of Comprehensive Income (Loss)

Comprehensive income (loss) includes (i) net income (loss), (ii) the cumulative effect of translating balance sheets of certain foreign subsidiaries to U.S. dollars and (iii) adjustments for pension and other postretirement benefit liabilities. The last two items are not included in the income statement and are reflected as adjustments to shareholder’s equity.

Financial Statement Presentation

The following provides a description of certain items that appear in the income statement:

Net sales includes the selling price of our products sold to Holdings’ customers, less provisions for warranty costs, estimated sales returns, customer allowances and cash discounts. Shipping and handling fees that are billed to customers are classified as sales.

Cost of sales includes all costs required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials (net of vendor consideration), direct and indirect labor costs (including pension, postretirement and other fringe benefits), supplies, utilities, depreciation, insurance, shipping and other costs. Cost of sales also includes the procurement, packaging, and shipping of products purchased for resale.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Selling and warehousing expenses includes costs of selling and marketing, warehousing, technical services and distribution. The major cost elements for this line item include salaries and wages (including pension, postretirement and other fringe benefits), freight, depreciation and advertising.

Advertising is expensed as incurred. Advertising expense recognized during the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 was $1.6 million and $0.1 million, respectively, for a total of $1.7 million for the Combined Year Ended December 31, 2011. Advertising expense for the years ended December 31, 2010 and 2009 was $1.6 million and $1.5 million, respectively.

General and administrative expenses includes the costs of executive, accounting and administrative personnel (including pension, postretirement and other fringe benefits), professional fees, insurance, provisions for doubtful accounts, rent and information technology costs.

Reclassifications

Stock-based compensation expense and antitrust litigation costs were presented in general and administrative expenses in the Predecessor years ended December 31, 2010 and 2009. These expenses have been reclassified to separate lines in the consolidated income statement in order to conform to the current year presentation. In addition, non-cash stock compensation expense for the Predecessor years ended December 31, 2010 and 2009 has been reclassified to a separate line in the consolidated statement of cash flows in order to conform to the current year presentation.

Environmental Liabilities

Holdings accrues for environmental investigation, remediation and penalty costs when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The liability is determined on an undiscounted cash flow basis and is not reduced for potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. Environmental expenditures are capitalized if they mitigate or prevent future contamination or if they improve the environmental safety or efficiency of the existing assets. All other environmental costs are expensed as incurred. Environmental cost estimates may include expenses for remediation of identified sites, long term monitoring, payments for claims, administrative expenses, and expenses for ongoing evaluations and litigation. The liability is adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available.

Insurance Reserves

Holdings’ insurance for workers’ compensation, automobile, product and general liability includes high deductibles for which Holdings is responsible. Deductibles are estimated and recorded as expenses in the period incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of collectability of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, environmental liabilities, warranty and product returns, insurance reserves, income taxes, pensions and other postretirement benefits and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.

Segment Reporting

In accordance with the guidance included in Accounting Standards Codification ASC 280, “Segment Reporting,” Holdings reports as one segment. Holdings is in one business, which is the manufacturing and distribution of vehicle parts. The products and services, customer base, distribution channel, manufacturing process, procurement, and economic characteristics are similar throughout all of Holdings’ operations.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Derivative Financial Instruments

Holdings routinely enters into purchase agreements to acquire materials used in the normal course of its operations. In certain instances, a routine purchase agreement may meet the technical definition of a derivative. In all such cases, Holdings elects the “normal purchases” exemption from derivative accounting.

Other than the purchase agreements discussed above, Holdings recognizes derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in income or other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative, and the effect on the financial statements, will depend on its hedge designation and whether the hedge is highly effective in offsetting changes in the fair value of cash flows of the asset or liability hedged.

Recently Adopted Accounting Guidance

On January 1, 2011, Holdings adopted changes issued by the FASB to the disclosure of pro forma information for business combinations. These changes clarify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. Also, the existing supplemental pro forma disclosures were expanded to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. See Note 2 for the required pro forma information for the UCI Acquisition (as defined in Note 2).

On January 1, 2009, UCI International adopted changes issued by the FASB to consolidation accounting and reporting. These changes establish accounting and reporting for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. These changes require, among other items: a noncontrolling interest to be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of operations; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary to be measured at fair value and a gain or loss to be recognized in net income based on such fair value. Other than the change in presentation of noncontrolling interests, the adoption of these changes had no impact on UCI International’s financial statements. The presentation and disclosure requirements of these changes were applied retrospectively.

Recently Issued Accounting Guidance

In June 2011, the FASB issued changes regarding the presentation of comprehensive income effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The amendments require that all non-owner changes in shareholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The amendment eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. In addition, the amendments require presentation on the face of the financial statements of reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. Holdings has historically presented the components of other comprehensive income as part of the statement of changes in shareholder’s equity. As such, Holdings will be required to change the presentation of all non-owner changes in shareholder’s equity to the one or two statement approach. Other than the change in presentation of other comprehensive income, the adoption of these changes will not have an effect on Holdings’ financial condition or results of operations.

In September 2011, the FASB issued changes regarding the testing for impairment of goodwill for annual and interim impairment tests performed for fiscal years beginning after December 31, 2011. Under the revised guidance, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to

UCI Holdings Limited

Notes to Consolidated Financial Statements

a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines that it is more likely than not that the carrying amount of a reporting unit is less than its fair value amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. Under the amendments in this update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period.

In December 2011, the FASB issued a disclosure requirement for disclosure regarding both gross and net information about financial instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an enforceable master netting arrangement or similar agreement. These disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. This disclosure would include derivatives, repurchase agreements and securities borrowing and lending arrangements. The implementation of the new disclosure requirement is not expected to have a material impact on Holdings’ financial position or results of operations.

NOTE 2 — ACQUISITIONS

UCI International, Inc.

On November 29, 2010, UCI International, Inc. entered into a Merger Agreement by and among UCI International, Inc., Rank Group Limited (“Rank Group”), and Uncle Acquisition 2010 Corp pursuant to which Uncle Acquisition 2010 Corp agreed to be merged with and into UCI International, Inc., with UCI International, Inc. continuing as the surviving corporation and an affiliate of Rank Group. On January 26, 2011, Holdings, through its indirect subsidiary Uncle Acquisition 2010 Corp, acquired 100% of the outstanding stock of UCI International for a purchase price of $375.0 million and assumed the indebtedness of UCI International (the “UCI Acquisition”). There was no contingent consideration payable.

Funding for the purchase consideration and the refinancing of certain UCI International borrowings that were assumed was provided through a combination of an equity contribution of $320.0 million, additional borrowings, advances from Rank Group and existing cash. See Note 12 for a discussion of the repayment of UCI’s 2010 Credit Facility (as defined in Note 12), the redemption and discharge of UCI International’s Senior PIK Notes (as defined in Note 12) and the UCI Acquisition financing. The UCI Acquisition and transactions consummated to repay and terminate certain UCI International borrowings that were assumed are collectively referred to as the “Transactions.”

The values of the acquired assets and assumed liabilities reflect the allocation of the aggregate purchase price of $375.0 million in accordance with ASC 805, “Business Combinations.” Following a business combination, Holdings has a period of not more than twelve months from the date of the acquisition to finalize the acquisition date fair values of acquired assets and assumed liabilities, including valuations of identifiable intangible assets and property, plant and equipment. The determination of fair values of acquired intangible assets and property, plant and equipment involved a variety of assumptions, including estimates associated with remaining useful lives. At December 31, 2011, amounts presented for the UCI Acquisition have been finalized.

UCI Holdings Limited

Notes to Consolidated Financial Statements

The following table reconciles the preliminary fair value of the assets acquired and liabilities assumed as initially reported to the final fair value of the assets acquired and liabilities assumed adjusted for measurement period adjustments (in millions):

	January 26, 2011 (As Initially Reported)	Measurement Period Adjustments	January 26, 2011 (As Adjusted)
Cash and cash equivalents	$189.7	$—	$189.7
Accounts receivable	265.4	—	265.4
Inventories	164.2	0.5	164.7
Other current assets	15.9	(0.2)	15.7
Restricted cash	16.3	—	16.3
Property, plant and equipment	162.2	(0.3)	161.9
Intangible assets (excluding goodwill)	437.5	10.5	448.0
Other long-term assets	9.2	—	9.2
Accounts payable	(104.3)	—	(104.3)
Short-term borrowings	(0.7)	—	(0.7)
Accrued expenses and other current liabilities	(136.7)	3.1	(133.6)
Long-term debt (including current maturities)	(784.7)	—	(784.7)
Pension and other postretirement liabilities	(79.9)	0.4	(79.5)
Deferred tax liabilities	(89.5)	(7.5)	(97.0)
Other long-term liabilities	(5.5)	0.5	(5.0)

Net assets acquired before goodwill on acquisition	59.1	7.0	66.1
Goodwill on acquisition	315.9	(7.0)	308.9

Net assets acquired	$375.0	$—	$375.0

The measurement period adjustments reflect new information obtained about facts and circumstances that existed at the UCI Acquisition date, primarily related to the completion of valuations of identifiable intangible assets, inventories, property, plant and equipment, unfavorable leases, litigation contingencies and the related deferred income taxes. Accordingly, the carrying amounts of these accounts were retrospectively adjusted as of January 26, 2011. The impact of the retrospective adjustments made in the Successor year ended December 31, 2011 was not material to Holdings’ quarterly results of operations or cash flows from the UCI Acquisition date through December 31, 2011 and, therefore, were reflected in the operating results in the quarter of adjustment.

Merger and acquisition related costs of $11.3 million incurred during the Successor year ended December 31, 2011, are included in a separate line item on the consolidated income statements. During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred seller side merger and acquisition costs of $5.2 million. Debt issue costs related to the acquisition financing totaled $22.5 million.

As discussed in Note 1, Holdings was formed on November 26, 2010 for the purpose of consummating the acquisition of UCI International and, consequently, has no financial statements as of and for periods prior to that date. Prior to the UCI Acquisition, Holdings generated no revenue and only incurred merger and acquisition related costs and debt issuance costs of $1.3 million during the Successor period November 26, 2010 through December 31, 2010 in anticipation of the UCI Acquisition.

The following table presents pro forma financial information of the combined entity as though the UCI Acquisition occurred on January 1, 2010 (in millions):

	Year Ended December 31,
	2011	2010
Net sales	$989.0	$945.0
Net income	$0.5	$16.3

The pro forma results of operations have been prepared for comparative purposes only and include certain adjustments to actual financial results. The adjustments include presenting interest expense as if the Transactions had occurred on January 1, 2010, revising estimated amortization and depreciation expense as a result of intangibles and property, plant and equipment acquired being measured at fair value and revising pension expense. The pro forma results of operations were also adjusted to exclude (1) $16.5 million of merger and acquisition costs, (2) $5.9 million of debt commitment fees, (3) $15.1 million of stock-based compensation expense relating to equity incentive awards that vested upon the change in control of UCI International, (4) the loss of $24.2 million on early extinguishment of debt and (5) $16.4

UCI Holdings Limited

Notes to Consolidated Financial Statements

million of higher cost of goods sold resulting from the increase in inventory to fair value over the historical carrying value of acquired inventories as required under purchase accounting. The pro forma results of operations do not purport to be indicative of the results of operations that would have actually resulted had the acquisition occurred on the date indicated or that may result in the future.

Honeywell Automotive Parts Services (Shanghai) Co., Ltd.

On July 29, 2011, UCI International, through its indirect wholly-owned subsidiary, UCI (Shanghai) Trading Company Limited (“UCI (Shanghai)”), acquired certain assets from Honeywell Automotive Parts Services (Shanghai) Co., Ltd. (“FRAM China”) for a purchase price of $1.5 million. The acquired assets principally consisted of inventory, property, plant and equipment and intangible assets.

NOTE 3 — RESTRUCTURING COSTS, NET

Restructuring costs incurred relate to Holdings’ capacity consolidation and business integration activities which are reported in the income statement in “Restructuring costs, net.” The components of restructuring gains (costs), net are as follows (in millions):

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Severance	$(1.1)	$—	$—	$—
Cost to maintain land and buildings held for sale	—	—	(0.3)	(0.4)
Gains on sale of buildings	—	—	0.3	1.5
Curtailment and settlement losses	(0.2)	—	(0.6)	(0.2)
Asset impairments	—	—	—	(1.8)
Disposition of joint venture interest	—	—	(1.1)	—

	$(1.3)	$—	$(1.7)	$(0.9)

2011 Activities

During the Successor year ended December 31, 2011, Holdings incurred severance costs of $1.1 million related to business integration activities and cost reduction actions and pension curtailment and settlement losses of $0.2 million related to headcount reductions at its Mexican subsidiaries.

2010 Activities

During the Predecessor year ended December 31, 2010, UCI International recognized a gain of $0.3 million related to the sale of the land and building at a previously idled manufacturing facility. During the Predecessor years ended December 31, 2010 and 2009, UCI International incurred costs of $0.3 million and $0.4 million, respectively, to maintain the land and buildings prior to the sale.

During the Predecessor year ended December 31, 2010, UCI International recorded pension curtailment and settlement losses and other severance costs related to headcount reductions at its Mexican subsidiaries totaling $0.6 million. Additionally, UCI International recorded a non-cash charge of $1.1 million related to the sale of UCI International’s interest in a 51% owned joint venture in 2010 (see Note 20).

2009 Capacity Consolidation and European Realignment Actions

UCI International implemented restructuring plans in 2009 to further align UCI International’s cost structure with customers’ spending and current market conditions. The restructuring plans targeted excess assembly and aluminum casting capacity and restructuring costs of the plan included workforce reductions, facility closures, consolidations and realignments.

UCI Holdings Limited

Notes to Consolidated Financial Statements

UCI International idled a Mexican aluminum casting operation in 2009 and consolidated the capacity into its Chinese casting operation. During that period, UCI International also relocated a small amount of filter manufacturing capacity which resulted in the idling of certain equipment with no alternative use. In connection with these capacity consolidations, UCI International recorded asset impairments of $1.8 million and incurred postemployment benefit plans curtailment costs of $0.1 million.

In order to accommodate expected growth in Europe, UCI International’s Spanish distribution operation was relocated to a new leased facility resulting in the idling and subsequent sale of an owned facility. UCI International recognized a gain of $1.5 million on the sale of this facility in 2009. UCI International incurred other costs of $0.1 million during 2009 associated with the relocation of the facility.

NOTE 4 — ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts were as follows (in millions):

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Beginning of period	$—	$2.8	$3.2	$4.0
Provision for doubtful accounts	1.3	0.1	0.5	0.4
Accounts written off	—	—	(0.9)	(1.2)

End of period	$1.3	$2.9	$2.8	$3.2

In accordance with ASC 850, “Business Combinations,” any risks associated with nonperformance of counterparties are incorporated into the fair value estimate of the accounts receivable. Accordingly, a separate allowance for doubtful accounts was not recorded in the purchase price allocation.

NOTE 5 — SALES OF RECEIVABLES

Holdings has factoring agreements arranged by five customers with eight banks. Under these agreements, Holdings has the ability to sell undivided interests in certain of its receivables to the banks which in turn have the right to sell an undivided interest to a financial institution or other third party. Holdings enters into these relationships at its discretion as part of its overall customer agreements and cash management activities. Pursuant to these agreements, Holdings sold approximately $30.0 million of receivables during the Predecessor period January 1, 2011 through January 25, 2011 and $250.7 million during the Successor year ended December 31, 2011 for a total of $280.7 million for the Combined Year Ended December 31, 2011. Approximately $248.3 million of receivables were sold during 2010.

If receivables had not been factored, $171.3 million and $137.8 million of additional receivables would have been outstanding at December 31, 2011 and 2010, respectively. Holdings retained no rights or interest, and has no obligations, with respect to the sold receivables. Holdings does not service the receivables after the sales.

The sales of receivables were accounted for as a sale and were removed from the balance sheet at the time of the sales. The costs of the sales were discounts deducted by the factoring companies. These costs were $0.5 million during the Predecessor period January 1, 2011 through January 25, 2011 and $4.1 million for the Successor year ended December 31, 2011, for a total of $4.6 million for the Combined Year Ended December 31, 2011. These costs were $3.9 million and $5.5 million in 2010 and 2009, respectively. These costs are recorded in the consolidated income statements in “Miscellaneous, net.”

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 6 — INVENTORIES

The components of inventories were as follows at December 31, (in millions):

	Successor	Predecessor
	2011	2010
Raw materials	$52.0	$50.6
Work in process	25.1	25.8
Finished products	75.7	67.8

	$152.8	$144.2

Holdings determined the fair value of acquired inventories in accordance with ASC 805, “Business Combinations” resulting in an increase of $16.4 million over the historical carrying value of acquired inventories at the time of the UCI Acquisition. The increase of $16.4 million was fully recognized in the Successor’s cost of sales during 2011.

Changes in Holdings’ allowance for excess and obsolete inventory were as follows (in millions):

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Beginning of period	$—	$16.1	$15.1	$14.9
Charge to expense	2.3	0.2	3.2	3.1
Inventory written off	(0.4)	—	(2.1)	(3.0)
Other	0.1	0.5	(0.1)	0.1

End of period	$2.0	$16.8	$16.1	$15.1

In accordance with ASC 850, “Business Combinations,” inventories are recorded at fair value which takes into account any impact of excess or obsolete inventory. Accordingly, a separate excess and obsolete inventory valuation reserve was not recorded in the purchase price allocation.

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31, (in millions):

		Successor	Predecessor
	Depreciable Life	2011	2010
Land and improvements	5-10 years (for improvements)	$7.1	$6.1
Building and improvements	5-40 years	44.3	65.3
Equipment	3-15 years	130.5	236.6

		181.9	308.0
Less accumulated depreciation		(28.9)	(172.9)

		$153.0	$135.1

Holdings determined the fair value of acquired property, plant and equipment in accordance with ASC 805, “Business Combinations.” The fair value assigned to acquired property, plant and equipment resulted in an increase of $26.9 million over the historical carrying value of the acquired property, plant and equipment.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Included in equipment shown above are cumulative additions related to capital lease obligations of $1.6 million and $2.6 million at December 31, 2011 and 2010, respectively. The related accumulated depreciation was approximately $0.4 million and $1.8 million at December 31, 2011 and 2010, respectively.

Depreciation expense recognized during the Successor year ended December 31, 2011 was $29.0 million, which included depreciation expense from the date of the UCI Acquisition. Depreciation expense for the Predecessor period January 1, 2011 through January 25, 2011 and the Predecessor years ended December 31, 2010 and 2009 was $2.2 million, $27.3 million and $28.6 million, respectively.

The fair value of Holdings’ asset retirement obligation (“ARO”) is recorded as a liability with the offsetting associated asset retirement costs capitalized as part of the carrying amount of the related buildings. The asset retirement costs are amortized over the useful life of the building. Changes in the ARO resulting from the passage of time are recognized as an increase in the carrying amount of the liability and as accretion expense. The liabilities for ARO were $1.2 million at both December 31, 2011 and 2010.

NOTE 8 — GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in goodwill were as follows (in millions):

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Beginning of period	$—	$241.5	$241.5
Goodwill resulting from UCI Acquisition	308.9	—	—
Goodwill resulting from FRAM China acquisition	0.6	—	—
Foreign currency translation	(0.7)	—	—

End of period	$308.8	$241.5	$241.5

UCI Holdings Limited

Notes to Consolidated Financial Statements

The components of other intangible assets were as follows (in millions):

			Successor
			December 31, 2011
	Amortizable Life	Weighted Average Remaining Life	Gross	Impairment	Accumulated Amortization	Foreign Currency	Net
Acquired intangibles assets
Customer relationships	10 - 15 years	12 years	$283.6	—	$(20.3)	$(0.6)	$262.7
Trademarks	5 years	4 years	0.6	—	(0.1)	—	0.5
Trademarks	Indefinite	Indefinite	154.8	(3.8)	—	—	151.0
Integrated
Software system	5 years	4 years	11.0	—	(1.5)	—	9.5

			$450.0	$(3.8)	$(21.9)	$(0.6)	$423.7

Holdings reviews the carrying amounts of intangible assets for impairment annually at December 31st or whenever events or conditions indicate that their net carrying amounts may not be recoverable from estimated undiscounted future cash flows. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the asset’s fair value is recognized through a charge to earnings. During the Successor year ended December 31, 2011, Holdings was notified by a customer of its decision to change suppliers to another manufacturer. The resulting impairment analysis indicated that the value of an indefinite lived trade name had been impaired resulting in a trademark impairment loss of $3.8 million related to this trade name. The impairment loss is included in the “Trademark impairment loss” line on the consolidated income statements.

		Predecessor
		December 31, 2010
	Amortizable Life	Gross	Accumulated Amortization	Foreign Currency	Net
Acquired intangibles assets
Customer relationships	3 - 20 years	$62.1	$(36.5)	$—	$25.6
Technologies	10 years	8.9	(7.8)	—	1.1
Trademarks	10 years	4.3	(2.8)	—	1.5
Trademarks	Indefinite	25.5	—	—	25.5
Integrated
Software system	7 years	23.6	(14.3)	—	9.3

		$124.4	$(61.4)	$—	$63.0

The estimated amortization expense related to acquired intangible assets and the integrated software system for each of the succeeding five years is as follows (in millions):

	Acquired Intangible Assets	Integrated Software System
2012	$22.2	$2.2
2013	22.2	2.2
2014	22.2	2.2
2015	22.2	2.2
2016	22.1	0.7

NOTE 9 — RESTRICTED CASH

At December 31, 2010, UCI International had posted $16.3 million of cash to collateralize certain letters of credit outstanding. The cash collateral totaling $16.3 million is recorded as “Restricted cash” as a component of current assets on the balance sheet at December 31, 2010. This cash was invested in highly liquid, high quality government securities and was not available for general operating purposes as long as the letters of credit remained outstanding or until alternative collateral was posted. In connection with entering into the Senior Secured Credit Facilities (as defined in Note 12), the letters of credit were replaced by letters of credit issued under the Senior Secured Revolving Facility (as defined in Note 12) and the cash collateral was released and became available for general corporate purposes.

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 10 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in millions):

	Successor	Predecessor
	December 31, 2011	December 31, 2010
Salaries and wages	$2.7	$3.1
Bonuses and profit sharing	5.9	8.5
Vacation pay	4.4	4.4
Product returns	55.6	53.7
Rebates, credits and discounts due to customers	11.7	17.4
Insurance	10.8	11.0
Taxes payable	8.0	7.1
Interest	13.2	2.0
Accrued litigation	8.1	11.7
Professional fees	2.9	1.2
Other	7.7	11.2

	$131.0	$131.3

NOTE 11 — PRODUCT RETURNS LIABILITY

The liability for product returns is included in “Accrued expenses and other current liabilities.” This liability includes accruals for estimated parts returned under warranty and for parts returned because of customer excess quantities. Holdings provides warranties for its products’ performance. Warranty periods vary by part. In addition to returns under warranty, Holdings allows its customers to return quantities of parts that the customer determines to be in excess of its current needs. Customer rights to return excess quantities vary by customer and by product category. Generally, these returns are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. While Holdings does not have a contractual obligation to accept excess quantity returns from all customers, common practice for Holdings and the industry is to accept periodic returns of excess quantities from on-going customers. If a customer elects to cease purchasing from Holdings and change to another vendor, it is industry practice for the new vendor, and not Holdings, to accept any inventory returns resulting from the vendor change and any subsequent inventory returns.

Holdings’ management routinely monitors returns data and adjusts estimates based on this data.

The fair value of the product returns liability assumed in the UCI Acquisition was unchanged from the historical carrying value. Changes in Holdings’ product returns accrual were as follows (in millions):

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Beginning of period	$—	$53.7	$42.1	$32.0
Addition due to UCI Acquisition	54.6	—	—	—
Cost of unsalvageable parts	(51.3)	(4.0)	(52.0)	(46.4)
Reduction to sales, net of salvage	52.3	4.9	63.6	55.2
Reclassification from other current liabilities	—	—	—	1.3

End of period	$55.6	$54.6	$53.7	$42.1

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 12 — DEBT

Debt is summarized as follows (in millions):

	Successor	Predecessor
	December 31, 2011	December 31, 2010
Senior Secured Term Loan Facility	$297.0	$—
Senior Notes	400.0	—
Senior PIK Notes	—	355.1
2010 Term Loan	—	423.9
Short-term borrowings	3.1	3.3
Capital lease obligations	1.1	0.7
Unamortized original issue discount	(1.2)	(8.5)

	700.0	774.5

Less:
Short-term borrowings	3.1	3.3
Current maturities	3.4	4.5

Long-term debt	$693.5	$766.7

Senior Secured Credit Facilities

On January 26, 2011, Holdings, as a guarantor and UCI International as borrower, entered into a $375.0 million senior secured credit facilities agreement (the “Senior Secured Credit Facilities”) comprising a $300.0 million senior secured term loan facility (the “Senior Secured Term Loan Facility”) and a $75.0 million senior secured revolving facility (the “Senior Secured Revolving Facility”). Costs of $9.5 million related to the issuance of the Senior Secured Credit Facilities are recorded as “Deferred Financing Costs” and are being amortized over the life of the Senior Secured Credit Facilities.

UCI Holdings Limited

Notes to Consolidated Financial Statements

The following table provides an overview of the significant terms of the Senior Secured Credit Facilities:

Borrower:	UCI International, Inc.

Facilities:	Senior Secured Revolving Facility: $75.0 million (letter of credit sublimit of $50.0 million) Senior Secured Term Loan Facility: $300.0 million

Incremental Facility Amount:	$235.0 million of incremental term or revolving facilities

Guarantors:	Holdings and certain of its direct and indirect subsidiaries including, among others, UCI and certain of its domestic subsidiaries

Security:	First priority lien on substantially all tangible and intangible assets, as well as outstanding capital stock of UCI and certain of its domestic subsidiaries and 65% of the voting equity interests in certain domestic and first-tier foreign subsidiaries

Term (Maturity Date):	Senior Secured Revolving Facility: 5 years — January 26, 2016 Senior Secured Term Loan Facility: 6.5 years — July 26, 2017

Interest:	At UCI’s option, Eurocurrency Rate (subject to a floor of 1.5%) or Alternate Base Rate (subject to a floor of the three month Adjusted LIBO Rate (as defined in the Senior Secured Credit Facilities) plus 1%), in each case, an applicable margin

Applicable Margin:	Eurocurrency Rate Loans	Alternate Base Rate Loans
	4.0% per annum	3.0% per annum

Fees:	Unused Revolving Credit Facility Commitment Fee: 1.125% per annum Letter of Credit Fees: Outstanding Letter of Credit Fee – 4.0% per annum

Amortization:	Senior Secured Revolving Facility: None Senior Secured Term Loan Facility: 1% per annum, paid quarterly beginning March 31, 2011, balance due July 26, 2017

Optional Prepayments:	Indebtedness under the Senior Secured Credit Facilities may be voluntarily prepaid in whole or in part, subject to minimum amounts and break funding costs or pursuant to auction procedures set forth in the Senior Secured Credit Facilities.

Mandatory Prepayments:	• 100% of net cash proceeds of asset sales (subject to certain exceptions)

• 100% of debt issuances not otherwise permitted by the Senior Secured Credit Facilities

• 50% of excess cash flow with step downs to 25% when Senior Secured Leverage Ratio is less than or equal to 2.0x

Financial Covenants:	(i) Maximum Senior Secured Leverage Ratio; (ii) Minimum Interest Coverage Ratio; and (iii) Maximum Capital Expenditures

Negative Covenants:	The Senior Secured Credit Facilities include certain negative covenants restricting or limiting the ability of Holdings, the borrowers and their material subsidiaries to, among other things: declare dividends or redeem stock; repay certain debt; make loans or investments; guarantee or incur additional debt; incur liens; engage in acquisitions or other business combinations; sell assets; and change the business conducted by Holdings.

At December 31, 2011, letters of credit issued under the Senior Secured Revolving Facility totaled $9.9 million, which reduced the availability under the Senior Secured Revolving Facility to $65.1 million. At December 31, 2011, there were no borrowings outstanding on the Senior Secured Revolving Facility.

Senior Notes

On January 26, 2011, $400.0 million aggregate principal amount of 8.625% Senior Notes due 2019 (the “Senior Notes”), and guarantees thereof were issued. The Senior Notes bear interest at a rate of 8.625% per annum, and interest is payable semi-annually on February 15 and August 15. Costs of $13.0 million, related to the issuance of the Senior Notes, were recorded as “Deferred Financing Costs” and are being amortized over the life of the Senior Notes.

UCI Holdings Limited

Notes to Consolidated Financial Statements

On or after February 15, 2015, Holdings has the option to redeem all or part of the Senior Notes at the following redemption prices (expressed as percentages of principal amount):

Period	Percentage
2015	104.313%
2016	102.156%
2017 and thereafter	100.000%

Notwithstanding the foregoing, at any time and from time to time prior to February 15, 2014, UCI International may at its option redeem in the aggregate up to 35% of the original aggregate principal amount of the Senior Notes with the net cash proceeds of one or more Equity Offerings as defined in the indenture relating to the Senior Notes, at a redemption price of 108.625%, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

Upon the occurrence of certain events constituting a change of control, holders of the Senior Notes have the right to require UCI International to repurchase all or any part of the Senior Notes at a purchase price equal to 101.000% of the principal amount plus accrued and unpaid interest and additional interest, if any, to the repurchase date.

The indebtedness evidenced by the Senior Notes is senior indebtedness of UCI International, is equal in right of payment to all existing and future senior indebtedness of UCI International and is senior in right of payment to all future subordinated indebtedness of UCI International. The Senior Notes are unconditionally guaranteed on a senior basis by Holdings and certain of its subsidiaries. The Senior Notes are effectively subordinated to any secured indebtedness of UCI International (including indebtedness of UCI International outstanding under the Senior Secured Credit Facilities) to the extent of the value of the assets securing such indebtedness.

The indenture governing the Senior Notes contains covenants that restrict the ability of Holdings and its subsidiaries to, among other things, incur additional debt or issue disqualified and preferred stock, make certain payments including payment of dividends or redemption of stock, make certain investments, incur certain liens, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates. As of December 31, 2011, we were in compliance with all covenants.

Predecessor 2010 Credit Facility and Senior PIK Notes

On September 23, 2010, UCI International and UCI entered into a credit facility, with UCI as borrower, and with UCI International and UCI’s domestic subsidiaries as guarantors (the “2010 Credit Facility”). The 2010 Credit Facility provided for borrowings of up to $500.0 million, which consisted of a term loan facility in an aggregate principal amount of $425.0 million (the “2010 Term Loan”), which was fully funded on the closing date of the 2010 Credit Facility, and a revolving credit facility in an aggregate principal amount of $75.0 million (the “2010 Revolving Credit Facility”), none of which was drawn on the closing date. The proceeds of the 2010 Term Loan were used to (i) repay existing borrowings under UCI’s senior credit facility term loan (the “2006 Credit Facility”), (ii) redeem UCI’s existing 9 3/8% senior subordinated notes (the “Previously Outstanding Subordinated Notes”) and (iii) pay transaction costs.

In connection with the UCI Acquisition, the outstanding principal balance of the 2010 Term Loan of $423.9 million was repaid and the 2010 Credit Facility was terminated. In addition, UCI International (i) purchased $315.0 million aggregate principal amount of the Floating Rate Senior PIK Notes (the “Senior PIK Notes”) pursuant to a tender offer which commenced on January 5, 2011, (ii) called for redemption any of the Senior PIK Notes that were not purchased as of the time of the UCI Acquisition and (iii) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Loss on Early Extinguishment of 2010 Credit Facility and Senior PIK Notes

UCI International recorded a loss of $24.2 million on the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes as the Predecessor in January 2011. The components of the loss on early extinguishment were as follows (in millions):

Senior PIK Notes call premium and redemption period interest	$5.0
Write-off Senior PIK Notes unamortized original issue discount	3.3
Write-off Senior PIK Notes unamortized deferred financing costs	0.9
Write-off 2010 Credit Facility unamortized original issue discount	5.1
Write-off 2010 Credit Facility unamortized deferred financing costs	8.9
Fees and expenses related to early extinguishment of debt	1.0

$24.2

Short-term Borrowings

Certain of UCI International’s Chinese and Spanish subsidiaries have secured local credit facilities. The Chinese local credit facilities consist of a U.S. Dollar denominated line of credit with a maximum borrowing limit of $3.1 million (CNY 20.0 million) and a Chinese yuan denominated line of credit with a maximum borrowing limit of CNY 20.0 million ($3.1 million at December 31, 2011). The Chinese local credit facilities are secured by certain accounts receivable and buildings. The Spanish local credit facilities consist of a Euro denominated revolving credit facility with a borrowing limit of €2.7 million ($3.5 million at December 31, 2011). The Spanish local credit facilities are collateralized by certain accounts receivable related to the amounts financed.

At December 31, 2011, short-term borrowings included $3.1 million under the Chinese subsidiaries’ credit facility. At December 31, 2010, short-term borrowings included $3.3 million of the Chinese subsidiaries’ notes payable to foreign credit institutions. At December 31, 2011, the interest on the Chinese subsidiaries’ line of credit was 7.9%. At December 31, 2010, the interest rate on the Chinese subsidiaries’ note payable was 3.1% on the U.S. Dollar denominated borrowing and 5.6% on the Chinese yuan denominated borrowing. At December 31, 2011 and 2010, there were no borrowings outstanding under the Spanish local credit facilities.

Swaption Agreement

On September 28, 2010, UCI entered into a “swaption” agreement providing UCI with the right but not the obligation to enter into an interest rate swap on or about March 23, 2012. Upon entering into the Senior Secured Term Loan Facility, the swaption agreement is now connected with this agreement. If UCI exercises the swaption, UCI would effectively convert $212.5 million of variable rate debt under the Senior Secured Term Loan Facility into fixed rate debt with a Eurodollar rate of 2.75% plus the applicable margin under the 2010 Credit Facility for a two-year period ending March 23, 2014. The cost of entering into the swaption was $0.5 million. While UCI considers the swaption to be an effective economic hedge of interest rate risks, UCI did not designate or account for the swaption as a hedge. Changes in the market value of the swaption are recognized currently in income as a component of “Miscellaneous, net.”

UCI Holdings Limited

Notes to Consolidated Financial Statements

Future Repayments

Below is a schedule of required future repayments of all debt outstanding on December 31, 2011 (in millions):

2012	$6.5
2013	3.2
2014	3.3
2015	3.1
2016	3.1
Thereafter	682.0

$701.2

Interest Expense, Net

The following table provides the detail of net interest expense for the respective periods (in millions). No interest was capitalized in 2011, 2010 or 2009.

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Interest expense
Senior Secured Term Loan Facility	$15.5	$—	$—	$—
Senior Notes	32.2	—	—	—
Senior PIK Notes	—	2.4	31.2	28.9
2010 Term Loan	—	1.9	6.9	—
2006 Credit Facility	—	—	3.7	6.7
Previously Outstanding Subordinated Notes	—	—	15.7	21.6
Other	1.6	0.1	0.3	0.4

Amortization
Debt issue costs
Senior Secured Term Loan Facility	1.0	—	—	—
Senior Secured Revolving Facility	0.3	—	—	—
Senior Notes	1.0	—	—	—
Senior PIK Notes	—	0.1	0.4	0.3
2010 Term Loan	—	—	0.3	—
2006 Credit Facility	—	—	0.3	0.5
Original issue discounts	0.3	0.2	2.2	2.2

Total interest expense	51.9	4.7	61.0	60.6
Interest income	(0.2)	—	(0.2)	(0.1)

Interest expense, net	$51.7	$4.7	$60.8	$60.5

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 13 — INCOME TAXES

The components of income (loss) before income taxes were as follows (in millions):

	Successor		Predecessor
	Year Ended December 31, 2011	November 26, 2010 through December 31, 2010	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009

Income (loss) before income taxes
United States	$(27.3)	$(1.3)	$(42.7)	$35.8	$8.1
Foreign	7.8	—	0.8	1.7	5.5

	$(19.5)	$(1.3)	$(41.9)	$37.5	$13.6

Components of income tax expense (benefit) were as follows (in millions):

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Current
Federal	$—	$0.1	$12.4	$3.5
State	0.8	0.4	2.7	1.0
Foreign	2.9	0.5	1.9	1.3

	3.7	1.0	17.0	5.8

Deferred
Federal	(3.8)	(13.6)	(0.9)	(1.4)
State	(0.6)	(1.2)	—	(0.6)
Foreign	(0.2)	(0.2)	(1.6)	1.3

	(4.6)	(15.0)	(2.5)	(0.7)

	$(0.9)	$(14.0)	$14.5	$5.1

A reconciliation of income taxes computed at the United States Federal statutory tax rate to income tax expense (benefit) follows (in millions):

	Successor		Predecessor
	Year Ended December 31, 2011	November 26, 2010 through December 31, 2010	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Income (loss) before income taxes	$(19.5)	$(1.3)	$(41.9)	$37.5	$13.6

Income tax expense (benefit) at U.S. Federal statutory rate	$(6.8)	$(0.5)	$(14.7)	$13.1	$4.8
Federal income tax expense related to change in permanently reinvested status of earnings of foreign subsidiaries	3.2	—	—	—	—
U.S. Federal and foreign withholding tax on dividend from foreign subsidiary	2.4	—	—	—	—
Foreign income not taxable, foreign income tax losses not benefited and rate differential	(0.7)	—	—	0.9	0.1
Federal income taxes related to “check the box” election	0.1	—	—	(0.3)	(0.4)
State income taxes, net of Federal income tax benefit	0.1	—	(0.7)	1.8	0.2
Other	0.8	0.5	1.4	(1.0)	0.4

Income tax expense (benefit)	$(0.9)	$—	$(14.0)	$14.5	$5.1

UCI Holdings Limited

Notes to Consolidated Financial Statements

Deferred taxes were attributable to the following at December 31, (in millions):

	Successor	Predecessor
	2011	2010
Deferred tax assets
Pension and postretirement benefits	$26.2	$5.3
Product returns and warranty accruals	21.5	20.5
Inventory valuation	3.1	6.6
Net operating loss carryforwards	19.7	5.0
Vacation accrual	1.5	1.4
Insurance accrual	2.6	2.8
Allowance for doubtful accounts	0.4	0.9
Tax credit carryforwards	0.3	0.3
Pension liability adjustment included in other comprehensive income (loss)	19.2	24.5
Other accrued liabilities	6.3	8.5
Interest disallowance	8.7	—
Other	1.4	2.5

	$110.9	$78.3
Less: valuation allowance for net operating loss carryforwards and foreign tax credit carryforwards	(5.0)	(4.9)

Total deferred tax assets	105.9	73.4

Deferred tax liabilities
Depreciation and amortization	(26.3)	(14.7)
Goodwill amortization for tax, but not book	(3.4)	(24.6)
Acquired intangible assets	(146.9)	(2.8)
Prepaid expenses	(0.8)	(1.7)
Other	(3.3)	(0.2)

Total deferred tax liabilities	(180.7)	(44.0)

Net deferred tax assets (liabilities)	$(74.8)	$29.4

The net deferred tax assets (liabilities) were included in the balance sheet as follows at December 31, (in millions):

	Successor	Predecessor
	2011	2010
Deferred tax assets	$37.9	$38.4
Deferred tax liabilities	(112.7)	(9.0)

Net deferred tax assets (liabilities)	$(74.8)	$29.4

At December 31, 2011, Holdings had $13.7 million of foreign net operating loss carryforwards with no expiration date, $1.8 million of foreign net operating losses which expire between 2017 and 2020 and $0.3 million of foreign tax credit carryforwards which expire in 2023 and 2024. In assessing the realization of the deferred tax assets related to these carryforwards, Holdings determined that it is more likely than not that $4.1 million of the deferred tax assets related to these loss carryforwards and tax credits will not be realized. Therefore, a valuation allowance has been recorded for these carryforwards.

At December 31, 2011, Holdings had various state net operating loss carryforwards totaling $30.3 million which expire at various times. In assessing the realization of the deferred tax assets related to the state carryforwards, Holdings determined that it is more likely than not that $0.9 million of the deferred tax assets related to the state carryforwards will not be realized. Therefore, a valuation allowance has been recorded for these carryforwards.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Realization of the remaining net deferred tax assets is dependent on Holdings generating sufficient taxable income in future years to utilize the benefits of the reversals of temporary differences. Holdings has performed an assessment regarding the realization of the remaining net deferred tax assets, which includes projecting future taxable income, and has determined it is more likely than not that the remaining net deferred tax assets will be realized.

Changes in Holdings’ valuation allowance for deferred tax assets were as follows at December 31, (in millions):

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Beginning of period	$—	$4.9	$5.2	$4.2
Additions due to UCI Acquisition	5.3	—	—	—
Provisions	0.2	0.4	0.7	0.4
Deductions	(0.5)	—	(1.0)	0.6

End of period	$5.0	$5.3	$4.9	$5.2

During the 2011, UCI’s Spanish subsidiary paid a dividend of approximately $5.3 million to UCI. No deferred income taxes had been previously recorded for unremitted earnings of the Spanish subsidiary due to previous conclusions that the earnings would be permanently reinvested. Due to the dividend distribution, Holdings provided income tax expense totaling $2.4 million related to the U.S. consequences of the dividend distribution and the foreign withholding taxes. Based upon an updated analysis that concluded that additional distributions are likely in the foreseeable future, Holdings provided deferred income taxes totaling $3.2 million on the remaining unremitted earnings of the Spanish subsidiary during 2011. Holdings does not provide for U.S. income taxes on undistributed earnings of its other foreign subsidiaries that are intended to be permanently reinvested. At December 31, 2011, these undistributed earnings amounted to approximately $22.1 million. Determination of the net amount of unrecognized U.S. income taxes with respect to these earnings is not practicable.

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows (in millions):

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Beginning of period	$—	$9.1	$7.7	$7.5
Additions due to UCI Acquisition	9.3	—	—	—
Additions for tax positions related to the current period	0.8	0.2	1.9	1.3
Reductions based on tax positions related to the current period	(0.3)	—	(0.6)	(0.2)
Additions for tax positions of prior years	0.5	—	0.8	0.1
Reductions for tax positions of prior years	—	—	(0.1)	(0.2)
Reduction for lapse of applicable statutes of limitations	(0.4)	—	(0.6)	(0.8)

End of period	$9.9	$9.3	$9.1	$7.7

At December 31, 2011, approximately $4.4 million of the unrecognized tax benefits, if recognized, would change Holdings’ effective tax rate. In 2011, Holdings recorded, as income tax expense, $0.4 million of interest. There were no penalties related to the unrecognized tax benefits recorded. At December 31, 2011, the total interest (net of federal benefit) and penalties accrued related to uncertain tax benefits were $1.2 million and $0.5 million, respectively.

UCI Holdings Limited

Notes to Consolidated Financial Statements

While most of Holdings’ business is conducted within the United States, Holdings also conducts business in several foreign countries. As a result, Holdings and/or one or more of its subsidiaries files income tax returns in the U.S. federal tax jurisdiction and in many state and foreign tax jurisdictions. In the normal course of business, Holdings is subject to examination by tax authorities in these tax jurisdictions. With few exceptions, Holdings is not subject to examination by federal, state or foreign tax authorities for tax years which ended on or before 2005. Chinese tax authorities have commenced a transfer price examination at one of Holdings’ subsidiaries. Other than this examination and routine inquiries, Holdings and its subsidiaries are not currently under examination by tax authorities.

Holdings expects the total unrecognized tax benefits to decline by approximately $0.1 million in 2012. This decline is due to the expiration of applicable statutes of limitations. This amount will impact the effective tax rate.

NOTE 14 — EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans

Holdings maintains defined benefit retirement plans covering certain U.S. and non-U.S. employees. Retiree benefits under the defined benefit retirement plans are generally based on years of service and employee compensation. Effective March 15, 2012, certain of the defined benefit retirement plans were amended to freeze the plans for all non-union participants and were replaced with an enhanced benefit under the defined contribution plans.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Obligations and Funded Status

The measurement date used to determine pension obligations is December 31. The following table sets forth the plans’ status (in millions).

	Successor	Predecessor
	December 31, 2011	December 31, 2010
Accumulated benefit obligation	$282.0	$243.3

Change in projected benefit obligations:
Projected benefit obligations at beginning of year	$—	$227.6
Fair value of assumed obligations	250.9	—
Service cost	4.3	4.3
Interest cost	12.7	13.4
Actuarial loss	38.6	21.1
Plan curtailment and settlements	—	0.3
Benefits paid	(9.9)	(10.5)
Currency translation adjustment	(0.3)	0.1

Projected benefit obligations at end of year	$296.3	$256.3

Change in plan assets:
Fair value of plan assets at beginning of year	$—	$166.5
Fair value of plan assets at UCI Acquisition date	181.7	—
Actual return on plan assets	4.9	21.2
Employer contributions	13.7	3.0
Benefits paid	(9.9)	(10.5)
Currency translation adjustment	(0.2)	0.1

Plan assets at end of year	$190.2	$180.3

Funded status, net	$(106.1)	$(76.0)

Amounts recognized in the balance sheet consist of:
“Other long-term assets”	$0.3	$0.8
“Accrued expenses and other current liabilities”	(0.1)	(0.1)
“Pension and other postretirement liabilities”	(106.3)	(76.7)

	$(106.1)	$(76.0)

The $38.6 million net actuarial loss was primarily due to a $39.1 million actuarial loss related to the decrease in the weighted average discount rate assumption of 5.7% at January 26, 2011 to 4.6% at December 31, 2011.

UCI Holdings Limited

Notes to Consolidated Financial Statements

A portion of the above “Funded status, net” has not been recorded in any of Holdings’ or UCI International’s income statements, but instead has been recorded in “Accumulated other comprehensive income (loss).” Amounts recognized in “Accumulated other comprehensive income (loss)” consisted of (in millions):

	Predecessor	Successor
	December 31, 2010	Acquisition Adjustments	2011 Additions	December 31, 2011
Prior service costs	$(2.3)	$2.3	$—	$—
Net actuarial gain (loss)	(59.9)	59.9	(47.0)	(47.0)
Deferred income tax benefit (expense)	23.8	(23.8)	18.4	18.4

Accumulated other comprehensive income (loss)	$(38.4)	$38.4	$(28.6)	$(28.6)

	Predecessor
	December 31, 2009	Amortization and Curtailment in 2010 Pension Expense	2010 Additions	December 31, 2010
Prior service costs	$(2.7)	$0.4	$—	$(2.3)
Net actuarial gain (loss)	(46.3)	0.6	(14.2)	(59.9)
Deferred income tax benefit (expense)	18.8	(0.4)	5.4	23.8

Accumulated other comprehensive income (loss)	$(30.2)	$0.6	$(8.8)	$(38.4)

The amount that will be amortized from “Accumulated other comprehensive income (loss)” during 2012 is $1.0 million. ASC 850, “Business Combination” states that all unrecognized prior service costs and actuarial gains and losses should not be carried forward at acquisition. Accordingly, the “Accumulated other comprehensive income (loss)” at January 25, 2011 was eliminated as part of the purchase price allocation for the UCI Acquisition.

For certain of the pension plans, accumulated benefit obligations (“ABO”) exceed plan assets. For these plans, the combined projected benefit obligation, ABO and fair value of plan assets were $295.5 million, $281.4 million and $189.1 million, respectively, as of December 31, 2011 and $247.9 million, $235.2 million and $171.1 million, respectively, as of December 31, 2010.

Components of Net Periodic Pension Expense

The components of net periodic pension expense were as follows (in millions):

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Service cost	$4.3	$0.4	$4.3	$4.4
Interest cost	12.7	1.1	13.4	13.0
Expected return on plan assets	(13.5)	(1.2)	(14.7)	(14.4)
Amortization of prior service cost	—	—	0.3	0.3
Amortization of unrecognized (gain) loss	—	0.2	0.6	0.3
Special termination benefits and curtailment loss recognized	0.2	—	0.6	0.2

	$3.7	$0.5	$4.5	$3.8

UCI Holdings Limited

Notes to Consolidated Financial Statements

In 2011 and 2010, curtailment losses of $0.2 million and $0.6 million, respectively, related to headcount reductions as part of specific actions taken to align the cost structure with current market conditions were recorded.

Assumptions

The following assumptions were used in determining the benefit obligations and net periodic pension expense:

	Successor	Predecessor
	2011	2010	2009
Weighted Average:
Discount rate to determine benefit obligations	4.6%	5.5%	6.0%
Discount rate to determine net costs	5.7%	6.0%	6.2%
Rate of future compensation increases to determine benefit obligation	3.0%	3.5%	3.5%
Rate of future compensation increases to determine net cost	3.5%	3.5%	4.0%
Rate of return on plan assets to determine net cost	8.0%	8.0%	8.0%

The discount rate was determined considering current yield curves representing high quality, long-term fixed income instruments. The discount rate for the U.S. plans is based on a review of high quality (Aa or better) bonds from the Barclay’s Capital bond database.

Plan Assets

Holdings directs the investment of the plans’ assets with the objective of being able to meet current and future benefit payment needs while maximizing total investment returns within the constraints of a prudent level of portfolio risk and diversification. Holdings believes it is prudent to diversify among and within each asset class to decrease portfolio risk while, at the same time, improving the potential for enhanced long-term returns. Equity investments comprise the largest portion of the plan assets because they are believed to provide greater long-term returns than fixed income investments, although with greater short-term volatility. Additionally, Holdings believes that a meaningful allocation to non-U.S. equities will increase portfolio diversification and thereby decrease portfolio risk while, at the same time, providing the potential for enhanced long-term returns. With respect to fixed income investments, Holdings believes that the duration of the fixed income component should approximate the projected benefit obligation duration for better correlation of assets to liabilities.

Derivatives, options and futures are permitted investments but only for the purpose of reducing risk. Derivatives, options and futures are not permitted for speculative purposes. Currently, the use of derivative instruments is not significant when compared to the overall portfolio.

Holdings believes that investment managers with active mandates can reduce portfolio risk below market risk and potentially add value through security selection strategies. Consistent with this belief, Holdings retains the services of professional money managers to provide advice and recommendations to help Holdings discharge its fiduciary responsibilities in furtherance of the plans’ goals. With the services of professional money managers and the asset allocation targets discussed below, Holdings believes that the assumed expected long-term return on plan assets of 8.0% used to determine net pension cost will be achieved.

Holdings has a long-term strategic target for the allocation of plan assets. However, Holdings realizes that actual allocations at any point will vary from this strategic target due to current and anticipated market conditions and required cash flows to and from the plans. The “Permitted Range” anticipates this fluctuation and provides flexibility for the professional managers’ portfolios to vary around the target without a mandatory immediate rebalancing.

UCI Holdings Limited

Notes to Consolidated Financial Statements

	Strategic Target	Permitted Range
U.S. equities	42%	37% to 47%
Foreign equities	23%	18% to 28%
Fixed income	35%	25% to 45%

	100%

The fair value of the plan assets are presented below (in millions).

	Successor		Predecessor
	December 31, 2011	% of Total Plan Assets	December 31, 2010	% of Total Plan Assets
U.S. equities

Large Cap Growth	$16.4		$17.2
Large Cap Value	16.6		16.4
Large Cap Indexed	33.2		28.8
Small and Mid Cap Growth	8.8		9.1
Small and Mid Cap Value	10.3		10.4

Total U.S. equities	85.3	45%	81.9	46%

Non-U.S. equities	36.9	19%	38.4	21%

Fixed income
Short & Mid Duration	20.2		17.0
Long Duration	45.2		37.1
Long Duration Indexed	0.4		5.2

Total fixed income	65.8	35%	59.3	33%

Cash and cash equivalents	2.2	1%	0.7	*

	$190.2	100%	$180.3	100%

*	Less than 1%

The plan assets are primarily invested in comingled collective trusts, as well as a portion in pooled separate accounts of a large, rated A+ (Superior) by A.M. Best insurance company, collectively the “Investment Funds.” The Investment Funds are managed by professional money managers. The following provides a summary of the investment styles of the respective Investment Funds.

Growth Investment Funds — This investment style seeks long-term growth through equity appreciation. Large Cap Growth funds seek long-term appreciation through investment in large market capitalizations similar to companies in the Russell 1000, while the Small and Mid-Cap Growth funds invest in small and mid-market capitalizations similar to companies in the Russell 2500.

Value Investment Funds — This investment style seeks to identify equity securities that are perceived to be undervalued in the marketplace. Large Cap Value funds invest in large market capitalizations similar to companies in the Russell 1000, while the Small and Mid-Cap Value funds invest in small and mid-market capitalizations similar to companies in the Russell 2500.

Large Cap Indexed — This investment style seeks to replicate the S&P 500.

Foreign Equities — This investment style uses multiple sub-advisors including core, value, growth and emerging markets strategies to provide a diversified exposure to non-U.S. equity markets.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Short & Mid Duration Fixed Income — This investment style invests in a diversified portfolio of corporate securities and U.S. Treasuries and Agencies with shorter average durations. This investment style benchmarks against the Barclays Capital Aggregate Index.

Long Duration Fixed Income — This investment style invests in a diversified portfolio of corporate securities and U.S. Treasury securities which have maturities greater than ten years. The asset allocation is weighted much heavier to U.S. investment grade corporate securities.

Long Duration Indexed — This investment style seeks to track the return of the Barclay’s Capital Long Government / Credit Bond Index. This strategy invests in a diversified portfolio of corporate securities and U.S. Treasuries and Agencies which have maturities greater than ten years.

Fair value measurements — The Investment Funds determine their fair value by accumulating the fair values of their underlying investments. The pension plans own undivided interests in the underlying assets of the Investment Funds where no active market exists for the identical investment. Accordingly, the fair value measurements of the Investment Funds are considered Level 2 measurements.

Cash and cash equivalents — Cash and cash equivalents are primarily invested in short-term investment funds which include debt instruments, government issues and repurchase agreements. The short-term investment funds are considered Level 2 measurements.

Cash Flows

Holdings’ funding policy is to fund amounts for pension plans sufficient to maintain a minimum 80% funded level. Holdings expects to contribute approximately $15.4 million to its plans during 2012.

Expected benefit payments are based on the same assumptions used to measure Holdings’ benefit obligations at December 31, 2011 and include estimated future employee service. The future expected pension benefit payments are as follows (in millions):

Expected Pension Benefit Payments
2012	$11.1
2013	11.8
2014	12.5
2015	13.2
2016	14.0
5 years thereafter	81.5

Profit Sharing and Defined Contribution Plans

Certain subsidiaries sponsor defined contribution plans under section 401(k) of the Internal Revenue Code. Eligible participants may elect to defer from 5% to 50% of eligible compensation, subject to certain limitations imposed by the Internal Revenue Code. For some plans, such subsidiaries are required to match employees’ contributions based on formulas which vary by plan. For the remaining plans, matching contributions are discretionary and there were no matching contributions made in 2010. Holdings’ subsidiaries in China participate in government-sponsored defined contribution plans. Holdings’ subsidiary in the United Kingdom sponsors a defined contribution plan.

For the United States plans, profit sharing and defined contribution expense recognized during the Successor year ended December 31, 2011 totaled $2.8 million and the Predecessor period January 1, 2011 through January 25, 2011 was $0.2 million, for a total of $3.0 million for the Combined Year Ended December 31, 2011. United States profit sharing and defined contribution pension expense recognized for the Predecessor years ended December 31, 2010 and 2009 were $1.2 million and $1.1 million, respectively. For the Chinese and United Kingdom plans, defined contribution pension expense

UCI Holdings Limited

Notes to Consolidated Financial Statements

recognized during the Successor year ended December 31, 2011 was $0.1 million. Chinese and United Kingdom profit sharing and defined contribution pension plan expense recognized for the Predecessor years ended December 31, 2010 and 2009 were $0.1 million and $0.1 million, respectively.

Other Postretirement Benefits

Certain subsidiaries provide health care and life insurance benefits to eligible retired employees. The plans are partially funded by participant contributions and contain cost-sharing features such as deductibles and coinsurance.

The measurement date used to determine postretirement obligations is December 31. The following table presents information for the postretirement plans (in millions):

	Successor	Predecessor
	Year Ended December 31, 2011	Year Ended December 31, 2010
Change in benefit obligations
Benefit obligations at beginning of year	$—	$9.8
Fair value of assumed obligations	10.3	—
Service cost	0.3	0.3
Interest cost	0.5	0.6
Actuarial loss	1.9	1.0
Benefit paid	(0.6)	(0.7)

Benefit obligations accrued at end of year	$12.4	$11.0

The accrued obligation was included in the balance sheet as follows (in millions):

	Successor	Predecessor
	December 31, 2011	December 31, 2010
Accrued obligation included in “Accrued expenses and other current liabilities”	$0.7	$0.7
Accrued obligation included in “Pension and other postretirement liabilities”	11.7	10.3

	$12.4	$11.0

A portion of the $12.4 million and $11.0 million of accrued liabilities shown above has not been recorded in the income statements, but instead has been recorded in “Accumulated other comprehensive income (loss).” The accumulated amounts in “Accumulated other comprehensive income (loss)” were ($1.9) million (($1.2) million after tax) and ($2.0) million (($1.3) million after tax) at December 31, 2011 and 2010, respectively.

UCI Holdings Limited

Notes to Consolidated Financial Statements

The following were the components of net periodic postretirement benefit cost (in millions):

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Service cost	$0.3	$—	$0.3	$0.3
Interest cost	0.5	0.1	0.6	0.6

	$0.8	$0.1	$0.9	$0.9

The following assumptions were used in determining the benefit obligations and net periodic postretirement plan expense:

	Successor	Predecessor
	2011	2010	2009
Weighted average discount rate to determine benefit obligations	4.6%	5.5%	6.0%
Weighted average discount rate to determine net costs	5.7%	6.0%	6.1%

The annual health care cost trend rate used to determine the benefit obligations at December 31, 2011 is assumed to decline from 7.8% in 2012 to 4.5% in 2030. Increasing the assumed healthcare cost trend rates by one percentage point would result in additional annual costs of approximately $0.1 million. Decreasing the assumed health care cost trend rates by one percentage point would result in a decrease of approximately $0.1 million in annual costs. The effect on postretirement benefit obligations at December 31, 2011 of a one percentage point increase would be $0.6 million. The effect of a one percentage point decrease would be $0.5 million.

Holdings funds medical and life insurance benefit costs principally on a pay-as-you-go basis. The pay-as-you-go expenditures for postretirement benefits have not been material. The expected future postretirement benefit payments are as follows (in millions):

Expected Postretirement Benefit Payments
2012	$0.7
2013	0.7
2014	0.7
2015	0.7
2016	0.7
5 years thereafter	4.1

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Leases

The following is a schedule of the future minimum payments under operating leases that have non-cancelable lease terms (in millions):

Minimum payments
2012	$5.3
2013	4.0
2014	3.4
2015	3.2
2016	3.2
2017 and thereafter	5.9

$25.0

These lease payments include the payment of certain taxes and other expenses. Rent expense recognized during the Successor year ended December 31, 2011 was $5.4 million and rent expense recognized during the Predecessor period January 1, 2011 through January 25, 2011 was $0.5 million, for a total of $5.9 million for the Combined Year Ended December 31, 2011. Rent expense for the Predecessor years ended December 31, 2010 and 2009 was $5.8 million and $6.3 million, respectively.

Insurance Reserves

Holdings purchases insurance policies for workers’ compensation, automobile and product and general liability. These policies include high deductibles for which Holdings is responsible. These deductibles are estimated and recorded as expenses in the period incurred. Estimates of these expenses are updated each quarter and are adjusted accordingly. These estimates are subject to substantial uncertainty because of several factors that are difficult to predict, including actual claims experience, regulatory changes, litigation trends and changes in inflation. Estimated unpaid losses for which Holdings is responsible are included in the balance sheet in “Accrued expenses and other current liabilities.”

Environmental

Holdings is subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. UCI International or its predecessors have been identified as a potentially responsible party, or is otherwise currently responsible, for contamination at five sites. One of these sites is a former facility in Edison, New Jersey (the “New Jersey Site”), where a state agency has ordered UCI International to continue with the monitoring and investigation of chlorinated solvent contamination. The New Jersey Site has been the subject of litigation to determine whether a neighboring facility was responsible for contamination discovered at the New Jersey Site. A judgment has been rendered in that litigation to the effect that the neighboring facility is not responsible for the contamination. UCI International is analyzing what further investigation and remediation, if any, may be required at the New Jersey Site. UCI International is also responsible for a portion of chlorinated solvent contamination at a previously owned site in Solano County, California (the “California Site”), where UCI International, at the request of the regional water board, is investigating and analyzing the nature and extent of the contamination and is conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of the environmental matters related to the New Jersey Site and the California Site will not exceed the $1.2 million accrued at December 31, 2011 by a material amount, if at all. However, because all investigation and analysis has not yet been completed and due to the inherent uncertainty in such environmental matters, it is possible that the ultimate outcome of these matters could have a material adverse effect on the financial results for a single quarter.

UCI Holdings Limited

Notes to Consolidated Financial Statements

In addition to the two matters discussed above, UCI International or its predecessors have been named as a potentially responsible party at a third-party waste disposal site in Calvert City, Kentucky (the “Kentucky Site”). UCI International estimates settlement costs at $0.1 million for this site. During 2011, UCI International completed remediation activities at two of its manufacturing sites (the “Manufacturing Sites”). UCI International also retains responsibility for remediation activities at a former manufacturing site (the “Former Manufacturing Site”) for which remediation settlement costs are estimated to be $0.1 million. In addition, UCI International is party to a remedy plan for an EPA Superfund site in Mayville, Wisconsin (the “Wisconsin Site”) related to hazardous and other waste disposal. Based on the settlement agreement, UCI International estimates its settlement cost at less than $0.1 million. UCI International anticipates that the majority of the $0.3 million reserved for settlement and remediation costs will be spent in the next year. To date, the expenditures related to the Kentucky Site, the Former Manufacturing Site and the Wisconsin Site have been immaterial.

Antitrust Litigation

Starting in 2008, UCI and its wholly owned subsidiary, Champion Laboratories, Inc., (“Champion”), were named as defendants in numerous antitrust complaints originally filed in courts around the country. The complaints allege that several defendant filter manufacturers engaged in price fixing for aftermarket automotive filters in violation of Section 1 of the Sherman Act and/or state law. Some of these complaints are putative class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999 to the present. Others are putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, from 1999 to the present. The complaints seek treble damages, an injunction against future violations, costs and attorney’s fees.

On August 18, 2008, the Judicial Panel on Multidistrict Litigation, (“JPML”), transferred these cases to the United States District Court for the Northern District of Illinois for coordinated and consolidated pretrial proceedings.

On November 26, 2008, the direct purchaser plaintiffs filed a Consolidated Amended Complaint. This complaint names Champion as one of multiple defendants, but it does not name UCI. The complaint is a putative class action and alleges violations of Section 1 of the Sherman Act in connection with the sale of light duty (i.e., automotive and light truck) oil, air and fuel filters for sale in the aftermarket. The direct purchaser plaintiffs seek treble damages, an injunction against future violations, costs and attorney’s fees.

On January 12, 2009, Champion, but not UCI, was named as one of ten defendants in a related action filed in the Superior Court of California for the County of Los Angeles on behalf of a purported class of direct and indirect purchasers of aftermarket filters. This case has been removed to federal court and transferred to the Northern District of Illinois for coordinated pre-trial proceedings. On February 25, 2010, the California plaintiffs filed an amended complaint on behalf of a putative class of operators of service stations in California who indirectly purchased for resale oil, air, transmission, and fuel filters from defendants.

In 2008, the Office of the Attorney General for the State of Florida issued Antitrust Civil Investigative Demands to Champion and UCI requesting documents and information related to the sale of oil, air, fuel and transmission filters. On April 16, 2009, the Florida Attorney General filed a complaint against Champion and eight other defendants in the Northern District of Illinois. The complaint alleges violations of Section 1 of the Sherman Act and Florida law related to the sale of aftermarket filters. The complaint asserts direct and indirect purchaser claims on behalf of Florida governmental entities and Florida consumers. It seeks treble damages, penalties, fees, costs and an injunction. The Florida Attorney General action is being coordinated with the rest of the filters cases pending in the Northern District of Illinois.

On August 9, 2010, the County of Suffolk, New York, filed a related complaint in the United States District Court for the Eastern District of New York against Champion and eight other defendants on behalf of a purported class of indirect aftermarket filter purchasers consisting of towns, counties, villages, police, fire and sanitation departments and municipalities throughout the United States. The complaint alleges violations of Section 1 of the Sherman Act and New York’s Donnelly Act. The JPML transferred this case to the Northern District of Illinois for coordinated pre-trial proceedings. On April 5, 2011 the parties filed a stipulation dismissing this action without prejudice.

On December 21, 2009, William G. Burch filed a related complaint under seal in the United States District Court for the Northern District of Oklahoma against Champion and other defendants on behalf of the United States as a qui tam

UCI Holdings Limited

Notes to Consolidated Financial Statements

relator pursuant to the False Claims Act, 31 U.S.C. § 3729, et seq. On June 10, 2010, the United States filed a Notice of the United States’ Election to Decline Intervention. On June 17, 2010, the court ordered the complaint unsealed and directed Mr. Burch to serve it on the defendants which he has done. The JPML transferred this action to the Northern District of Illinois for coordinated pre-trial proceedings with the other aftermarket filters matters pending there. Mr. Burch filed a First Amended complaint there on November 24, 2010 raising claims under the federal False Claims Act, and similar acts of nineteen states and the District of Columbia. On November 18, 2011, the parties stipulated to dismissal of this action with prejudice as to future complaints by Mr. Burch as a relator. However, the stipulation of dismissal was without prejudice to the rights of the United States to bring an action under the False Claims Act on its own behalf.

On February 24, 2011, the indirect purchaser plaintiffs filed a Fourth Amended Consolidated Indirect Purchaser Complaint. This complaint names Champion as one of multiple defendants, but it does not name UCI. The complaint is a putative class action and alleges violations of Section 1 of the Sherman Act and violations of state antitrust, consumer protection and unfair competition law related to the sale of replacement motor vehicle oil, fuel and engine air filters. The indirect purchaser plaintiffs seek treble damages, penalties and punitive damages where available, an injunction against future violations, disgorgement of profits, costs and attorneys’ fees. Champion’s answer to the third amended complaint was filed on March 25, 2011.

On April 14, 2011, the court entered a 90-day stay of all proceedings in all actions consolidated in the Northern District of Illinois by the JPML. The parties to these consolidated actions jointly requested this stay in light of a pending criminal investigation by the United States Attorney’s Office of the Eastern District of Pennsylvania into evidence and statements related to William G. Burch. On June 21, 2011, the United States Attorney’s Office of the Eastern District of Pennsylvania charged William G. Burch with knowingly and willfully making false and fraudulent statements to the Antitrust Division of the Department of Justice with the intent to impede the Antitrust Division’s investigation. On June 29, 2011, William G. Burch pleaded guilty to these charges and on October 26, 2011, he was sentenced to a prison term of 24 months as well as fines and restitution to the United States of approximately $0.1 million.

On July 14, 2011, at the request of the parties to the consolidated actions, the court extended the stay until August 23, 2011. On August 17, 2011, Champion and other defendants in the consolidated proceedings moved to exclude from evidence in the consolidated proceedings certain evidence and testimony that the class action and Florida plaintiffs obtained from William G. Burch. At a hearing on August 23, 2011, the court continued the stay pending briefing on defendants’ motions. Following additional briefing on the motions to exclude this evidence and testimony by all parties, at a hearing on October 12, 2011, the court took the motions under advisement and continued the stay until a hearing on all motions to be held on January 20, 2012.

On January 20, 2012, the court denied the pending motions without prejudice and lifted the stay. On February 3, 2012, the court issued a scheduling order under which discovery as to the conspiracy element of the plaintiffs’ claims will close on October 31, 2012.

On February 9, 2012, the parties announced that Champion and two other defendants had reached an agreement in principle with all plaintiffs to settle the remaining actions. On March 8, 2012, the parties executed a settlement agreement. This settlement agreement will be subject to approval by the court with respect to the claims by class action plaintiffs but not with respect to the claims by the State of Florida. If the court grants preliminary approval to the proposed settlement, class action counsel must provide notice to prospective class members of the terms of the proposed settlement and their rights thereunder, including the right to opt-out of the proposed settlement class and to object to the terms of the proposed settlement. Following the notice period, class action counsel must obtain final approval of the proposed settlement.

Champion, but not UCI, was also named as one of five defendants in a class action filed in Quebec, Canada in 2008. This action alleges conspiracy violations under the Canadian Competition Act and violations of the obligation to act in good faith related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the five defendants in the amount of C$5 million in compensatory damages and C$1 million in punitive damages. The plaintiff is seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.

Champion, but not UCI, was also named as one of 14 defendants in a class action filed in Ontario, Canada in 2008. This action alleges civil conspiracy, intentional interference with economic interests, and conspiracy violations under the Canadian Competition Act related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the 14 defendants in the amount of C$150 million in general damages and C$15 million in punitive damages. The plaintiff is also seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.

UCI Holdings Limited

Notes to Consolidated Financial Statements

On June 10, 2010, the Office of the Attorney General for the State of Washington issued an Antitrust Civil Investigative Demand to Champion requesting documents and information related to the sale of oil, air, fuel and transmission filters. Champion is cooperating with the Attorney General’s requests.

The Antitrust Division of the Department of Justice (DOJ) investigated the allegations raised in these suits and certain current and former employees of the defendants, including Champion, testified pursuant to subpoenas. On January 21, 2010, DOJ sent a letter to counsel for Champion stating that “the Antitrust Division’s investigation into possible collusion in the replacement auto filters industry is now officially closed.”

During the fourth quarter of 2011, we recorded a provision of $7.8 million related to the aforementioned February 9, 2012 settlement agreement. During the Successor period ended December 31, 2011, and the Predecessor periods January 1, 2011 through January 25, 2011 and the years ended December 31, 2010 and December 31, 2009, we incurred $3.9 million, $0.8 million, $7.2 million and $1.3 million, respectively, defending against these claims. These amounts are included in the consolidated income statements in “Antitrust litigation costs.”

Value-added Tax Receivable

Our Mexican operation has outstanding receivables denominated in Mexican pesos in the amount of $2.0 million from the Mexican Department of Finance and Public Credit. The receivables relate to refunds of Mexican value-added tax, to which UCI International believes it is entitled in the ordinary course of business. The local Mexican tax authorities have rejected our claims for these refunds, and we have commenced litigation in the regional federal administrative and tax courts to order the local tax authorities to process these refunds. During 2010, we recorded a $1.4 million provision due to uncertainties of collection of these receivables.

Patent Litigation

Champion was a defendant in litigation with Parker-Hannifin pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringe a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of approximately $6.5 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million in damages and a permanent injunction. Both parties filed post-trial motions. Parker-Hannifin sought treble damages and attorneys’ fees. Champion sought a judgment as a matter of law on the issues of infringement and patent invalidity. On March 17, 2011, the court issued an order denying Champion’s motion for a judgment at law and awarding Parker-Hannifin an additional $3.3 million in damages plus attorneys’ fees, originally estimated to be approximately $1.5 million and later revised to record an additional $0.5 million provision. Given that this litigation existed at the date of the UCI Acquisition, the additional $0.5 million provision was recorded in the Predecessor income statement for the period January 1, 2011 through January 25, 2011. On April 15, 2011, Champion appealed the court order and the appeals court subsequently ordered the parties to enter into court-sponsored mediation. On July 18, 2011, Champion and Parker-Hannifin reached a settlement of this litigation, as well as other disputes between the companies. The settlement included the payment of $9.0 million by Champion to Parker-Hannifin, $0.5 million in discounts granted to Champion for future purchases by Champion of Parker-Hannifin products, and the dismissal with prejudice of this case and certain other cases between the companies. Champion made the $9.0 million payment during the third quarter of 2011. During the Successor year ended December 31, 2011, Champion incurred post-trial costs of $0.4 million. During the Predecessor year ended December 31, 2010, Champion incurred post-trial costs of $1.1 million. These costs are included in the consolidated income statements in “Patent litigation costs”.

In order to appeal the judgment in this matter, UCI International posted a letter of credit in the amount of $7.4 million during 2010 and an additional letter of credit in the amount of $5.5 million in the second quarter of 2011 bringing the total letters of credit to $12.9 million. The letters of credit were canceled upon payment of the settlement during the third quarter of 2011.

Champion initially recorded an $11.8 million liability for this matter in the preliminary purchase price allocation based upon the best information that was available at that time. Based upon the new information gained during the

UCI Holdings Limited

Notes to Consolidated Financial Statements

measurement period resulting from the settlement discussed above, the preliminary purchase price allocation was adjusted to reduce the liability for this matter. See additional discussion of the reconciliation of the preliminary purchase price allocation to the final allocation in Note 2 — Acquisition of UCI International, Inc. in the consolidated financial statements included elsewhere in this annual report.

Other Litigation

We are subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, we believe that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on our financial condition or results of operations.

NOTE 16 — RELATED PARTY TRANSACTIONS

Holdings has entered into agreements of indemnification for the benefit of the directors and officers of certain subsidiaries of Holdings, including UCI International and the guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition to the related party transactions discussed below, from time to time we enter into other transactions with affiliates which are not material to us or our affiliates.

Rank Group

The immediate parent of Holdings is UCI Holdings (No.1) Limited and the ultimate controlling entity is UCI Holdings (No.2) Limited. The ultimate sole shareholder of Holdings is Mr. Graeme Hart. During the Successor year ended December 31, 2011, Rank Group, an entity under the common ultimate control of Mr. Hart, incurred on behalf of Holdings third party professional fees and expenses associated with the UCI Acquisition and related acquisition financing and accounting fees totaling approximately $18.1 million, which were then charged to Holdings. As of December 31, 2011, $0.4 million remained unsettled and were included in “Related party payable” on the consolidated balance sheet. These amounts are expected to be settled in the next twelve months.

During the Successor year ended December 31, 2011, Reynolds Group Holdings Limited (“RGHL”), an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Hart, billed Holdings for the cost of certain former RGHL employees who became full time Holdings’ employees. RGHL charged Holdings for the cost of these employees during a transition period from the time the employees started working full time for Holdings and the time they were removed from the RGHL payroll. As of December 31, 2011, $0.7 million remained unsettled and was included in “Related party payable” on the consolidated balance sheet. These amounts are expected to be settled in the next twelve months.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Autoparts Holdings Limited

On July 29, 2011, Autoparts Holdings Limited (“Autoparts Holdings”), an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Hart, completed the acquisition of the automotive consumer products group of Honeywell International Inc. (“FRAM Group”). Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Hart. In addition, UCI International and FRAM Group are operated by a common senior management team.

On July 29, 2011, UCI International entered into a Joint Services Agreement with Autoparts Holdings. Under the agreement, UCI International and Autoparts Holdings each agreed to purchase certain administrative services from the other party. The agreement has an initial term of one year that will be automatically renewed for an additional one year period unless either party gives written notice to the other party of non-renewal no later than ninety days prior to the end of the initial term or renewal term, as applicable. The agreement may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The agreement may also be terminated for breach or termination of affiliation. The agreement contains representations, warranties and indemnity obligations customary for agreements of this type. During the Successor year ended December 31, 2011, UCI International charged Autoparts Holdings a net $0.4 million for services rendered pursuant to this agreement. As of December 31, 2011, UCI International had a receivable from Autoparts Holdings of $0.4 million included in “Related party receivable” on the consolidated balance sheet. These amounts were repaid by February 29, 2012.

The UCI International and FRAM Group businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. As a result of our cost sharing and manufacturing arrangements with FRAM Group, on August 11, 2011, FRAM Group announced that it will cease operating at two locations and relocate those operations into other FRAM Group and UCI International filtration manufacturing locations. The first plant closing occurred in the fourth quarter of 2011 and a second plant closing is expected to occur in the second quarter of 2012. UCI International and FRAM Group will continue to maintain their own customer relationships and will continue to supply their existing customers. Where FRAM Group production is relocated to UCI International filtration manufacturing locations, UCI International will manufacture and supply product to FRAM Group in order to meet its customer orders. Product purchase orders will be entered into by UCI International and FRAM Group on an arms’-length basis to document the terms of the sale of product between the two related businesses.

In connection with these actions, Champion entered into an Asset Purchase Agreement, dated March 21, 2012, with FRAM Group to purchase certain equipment for $5.6 million, which will be relocated to Champion’s plant locations. The full amount of the purchase price was paid during the fourth quarter of 2011. As of December 31, 2011, Champion has a balance due from FRAM Group of $2.3 million representing the balance of equipment to be delivered upon closing of the second plant in 2012. During the fourth quarter of 2011, Champion began manufacturing product for FRAM Group on a limited basis. As of December 31, 2011, Champion had an outstanding receivable balance of $0.4 million related to shipment of product to FRAM Group. In addition, Champion purchased inventory totaling $0.5 million from FRAM Group to be consumed in the manufacture of product for FRAM Group. As of December 31, 2011, Champion has a net receivable due from FRAM Group for these items of $2.1 million included in “Related party receivable” on the consolidated balance sheet. The amounts related to purchased inventory and shipment of products will be settled in the normal course of business.

During the year ended December 31, 2011, Holdings incurred costs of approximately $10.4 million related to the implementation of our cost sharing and manufacturing arrangements with FRAM Group. Holdings charged FRAM Group $5.2 million during the Successor year ended December 31, 2011 for FRAM Group’s share of the costs. In addition, Holdings paid $3.0 million on behalf of FRAM Group for certain software licensing costs related to FRAM Group’s separation from Honeywell International, Inc. As of December 31, 2011, these balances totaling $8.2 million remained unpaid and are included in “Related party receivable” on the consolidated balance sheet. The amounts were repaid by February 29, 2012.

UCI Holdings Limited

Notes to Consolidated Financial Statements

As of December 31, 2011, UCI (Shanghai) has a payable of $0.1 million to FRAM Group related to ongoing operations between UCI (Shanghai) and FRAM Group for activity during the year ended December 31, 2011. The payable is included in “Related party payable” on the consolidated balance sheet. During the year ended December 31, 2011, UCI (Shanghai) had net sales of $0.7 million to FRAM Group related to ongoing operations of FRAM China purchased on July 29, 2011.

Management

UCI International has an employment agreement with one of its executive officers providing for annual compensation amounting to approximately $0.5 million per annum plus bonuses and severance pay under certain circumstances. In addition, UCI International has agreements with certain of its other executive officers providing for severance under certain circumstances. The severance agreements generally provide for salary continuation for periods ranging from nine to twenty-four months. Total potential severance for its executive officers amounts to approximately $2.2 million.

Predecessor Owners

In 2003, UCI International entered into a management agreement with TC Group, L.L.C., an affiliate of Carlyle, for management and financial advisory services and oversight to be provided to UCI International and its subsidiaries. Pursuant to this agreement, UCI International paid an annual management fee of $2.0 million and out-of-pocket expenses, and UCI International was permitted to pay Carlyle additional fees associated with financial advisory services and other transactions. The management agreement provided for indemnification of Carlyle against liabilities and expenses arising out of Carlyle’s performance of services under this agreement. The agreement terminated in connection with the UCI Acquisition.

Sales to The Hertz Corporation were $0.8 million and $0.9 million for the years ended December 31, 2010 and 2009, respectively. Affiliates of The Carlyle Group own more than 10% of Hertz Global Holdings, Inc. The Hertz Corporation is an indirect, wholly owned subsidiary of Hertz Global Holdings, Inc.

Sales to Allison Transmission, Inc. were $0.8 million and $0.6 million for the years ended December 31, 2010 and 2009, respectively. Affiliates of The Carlyle Group own more than 10% of Allison Transmission, Inc.

ASC rents a building from its former president. The 2011, 2010 and 2009 rent payments were $1.5 million for each year.

NOTE 17 — GEOGRAPHIC INFORMATION

UCI International had the following net sales by region (in millions):

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
United States	$767.6	$67.4	$805.4	$755.1
Canada	30.0	2.6	31.4	29.0
Mexico	23.8	2.4	23.5	24.7
United Kingdom	14.1	1.0	15.6	11.6
France	12.6	1.2	10.7	8.6
Germany	7.1	0.5	6.5	5.4
China	6.7	0.2	3.5	7.4
Spain	4.9	0.5	4.4	4.2
Other	43.4	3.0	44.0	39.0

	$910.2	$78.8	$945.0	$885.0

UCI Holdings Limited

Notes to Consolidated Financial Statements

Net long-lived assets by region were as follows (in millions):

	Successor	Predecessor
	December 31, 2011	December 31, 2010
United States	$829.9	$181.0
China	42.7	24.9
Spain	21.2	2.7
Mexico	12.8	6.5
Other	1.0	—
Goodwill	—	241.5

	$907.6	$456.6

NOTE 18 — STOCK-BASED COMPENSATION

Prior to the UCI Acquisition, UCI International maintained an equity incentive plan, which permitted the granting of options to purchase shares of common stock of UCI International to its employees, directors, and consultants, as well as the granting of restricted shares of UCI International common stock. Options vested over an eight year period, and could accelerate in the event of certain changes in control. The shares of restricted stock vested only upon a change in control of UCI International. As a result of the UCI Acquisition discussed in Note 2, the remaining unvested stock options and restricted stock became vested and the plan was terminated.

Stock Options

In 2011, 2010 and 2009, pre-tax expenses of $0.5 million, $0.4 million and $0.4 million, respectively, were recorded for stock option based compensation by the Predecessor. The stock option based compensation recorded was a non-cash charge.

The Black-Scholes option pricing model was used to estimate fair values of the options as of the date of grant. There were no options granted in 2011 or 2010. The fair value of options granted in 2009 was $29.98. Principal assumptions used in applying the Black-Scholes model were as follows:

Valuation assumptions	2009
Dividend yield	0.00%
Risk-free interest rate	2.92%
Volatility	41.76%
Expected option term in years	8
Weighted average exercise price per share	$58.80
Weighted average market value per share	$58.80

Because of its outstanding debt balances, UCI International did not anticipate paying cash dividends in the foreseeable future and, therefore, used an expected dividend yield of zero. The expected option term is based on the assumption that options will be outstanding throughout their 8-year vesting period. Volatility is based upon the volatility of comparable publicly traded companies. Because UCI International was not publicly traded, the market value of its stock was estimated based upon the valuation of comparable publicly traded companies, the value of reported acquisitions of comparable companies, and discounted cash flows. The exercise price and market value per share amounts presented above were as of the date the stock options were granted.

Immediately preceding the date of the UCI Acquisition, there were 126,815 stock options outstanding. On the acquisition date, 97,926 options were exercised, 28,889 options were forfeited and the plan was terminated. The intrinsic value of options exercised during 2011, 2010 and 2009 was $10.9 million, $0.1 million and $0.1 million, respectively. Proceeds from the exercise of options in 2011, 2010 and 2009 of $1.1 million, $2 thousand and $18 thousand, respectively, were received and retained by UCI International as the Predecessor.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Restricted Stock

The terms of the restricted stock agreement provided that the shares of restricted stock vest only upon a change of control, as defined, of UCI International. The UCI Acquisition resulted in a change of control. At January 25, 2011 there were 107,840 shares outstanding with a weighted average grant date fair value of $31.94 per share. All shares outstanding become vested on the UCI Acquisition date, accordingly, compensation expense of approximately $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period January 1, 2011 through January 25, 2011.

In addition, UCI International incurred approximately $1.4 million of non-recurring costs associated with the stock-based compensation expense in the Predecessor period of January 1, 2011 through January 25, 2011.

During 2009, the Predecessor granted 59,500 shares of restricted stock with an aggregate fair value of $2.9 million.

NOTE 19 — FAIR VALUE ACCOUNTING

The accounting guidance on fair value measurements uses the term “inputs” to broadly refer to the assumptions used in estimating fair values. It distinguishes between (i) assumptions based on market data obtained from independent third party sources (“observable inputs”) and (ii) Holdings’ assumptions based on the best information available (“unobservable inputs”). The accounting guidance requires that fair value valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy consists of the three broad levels listed below. The highest priority is given to Level 1, and the lowest is given to Level 3.

Level 1	—	Quoted market prices in active markets for identical assets or liabilities

Level 2	—	Inputs other than Level 1 inputs that are either directly or indirectly observable

Level 3	—	Unobservable inputs developed using Holdings’ estimates and assumptions, which reflect those that market participants would use when valuing an asset or liability

The determination of where an asset or liability falls in the hierarchy requires significant judgment.

Assets measured at fair value on a nonrecurring basis

In 2011 and 2010, no assets were adjusted to their fair values on a nonrecurring basis, except for the impact of the allocation of the UCI Acquisition purchase price.

Fair value of financial instruments

Cash and cash equivalents — The carrying amount of cash equivalents approximates fair value because the original maturity is less than 90 days.

Trade accounts receivable — The carrying amount of trade receivables approximates fair value because of their short outstanding terms.

Trade accounts payable — The carrying amount of trade payables approximates fair value because of their short outstanding terms.

Short-term borrowings — The carrying value of these borrowings equals fair value because their interest rates reflect current market rates.

Long-term debt — The fair value of the Senior Notes at December 31, 2011 was $399.5 million. The estimated fair value of these notes was based on bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades of these notes, these inputs are considered to be Level 2 inputs.

UCI Holdings Limited

Notes to Consolidated Financial Statements

The fair value of the Senior Secured Term Loan Facility at December 31, 2011 was $297.4 million. The estimated fair value of borrowings under the Senior Secured Term Loan Facility was based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades, this input is considered to be a Level 2 input.

The fair value of the Senior PIK Notes at December 31, 2010 was $352.9 million. The estimated fair value of these notes was based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades, this input is considered to be a Level 2 input.

The fair value of the term loan borrowings under the 2010 Credit Facility at December 31, 2010 was $428.7 million. The estimated fair value of borrowings under the UCI 2010 Term Loan was based on information provided by an independent third party who participates in the trading market for debt similar to the term loan. Due to the infrequency of trades, this input is considered to be a Level 2 input.

Swaption — The estimated fair value of the swaption was nil and $1.0 million at December 31, 2011 and 2010, respectively. The estimated fair value of the swaption was based on information provided by an independent third party who participates in the trading market for financial instruments similar to the swaption. Due to the infrequency of trades of similar financial instruments, this input is considered to be a Level 2 input.

NOTE 20 — JOINT VENTURE SALE

In May 2010, UCI International completed the sale of its entire 51% interest in its Chinese joint venture to its joint venture partner, Shandong Yanzhou Liancheng Metal Products Co. Ltd. (“LMC”). The sale price was approximately $0.9 million, plus the assumption of certain liabilities due to UCI International of approximately $2.4 million, less estimated transaction costs. Cash proceeds at closing, net of transaction costs and cash sold, were $0.3 million. UCI International recorded a non-cash charge of $1.1 million.

The following table summarizes the net book value of the joint venture at the date of sale, proceeds of the sale and the resultant loss (in millions):

Current assets (excluding cash sold of $0.3 million)	$3.4
Long-lived assets	5.1
Current liabilities	(2.6)
Noncurrent liabilities	(0.3)
Noncontrolling interest	(1.8)

Net book value of joint venture investment sold	3.8
Less proceeds:
Liabilities assumed by LMC	2.4
Cash proceeds (net of transaction costs and cash sold)	0.3

Loss on sale of joint venture interest	$1.1

In connection with the sale, UCI International entered into a long-term supply agreement pursuant to which LMC will supply certain components to UCI International. As part of this long-term supply agreement, LMC will purchase from UCI International all the aluminum necessary to produce aluminum parts to be supplied under the agreement.

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 21 — OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) was as follows (in millions):

	Predecessor
	Foreign Currency Adjustment	Pension and OPEB Liability	Total Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2009	$(2.9)	$(36.7)	$(39.6)
2009 change	1.2	5.9	7.1

Balance at December 31, 2009	(1.7)	(30.8)	(32.5)
2010 change	(0.1)	(8.9)	(9.0)

Balance at December 31, 2010	(1.8)	(39.7)	(41.5)
2011 change	0.7	0.1	0.8

Balance at January 25, 2011	$(1.1)	$(39.6)	$(40.7)

	Successor
	Foreign Currency Adjustment	Pension and OPEB Liability	Total Accumulated Other Comprehensive Income (Loss)
Balance at November 26, 2010	$—	$—	$—
2010 change	—	—	—

Balance at December 31, 2010	—	—	—
2011 change	(4.7)	(29.8)	(34.5)

Balance at December 31, 2011	$(4.7)	$(29.8)	$(34.5)

NOTE 22 — OTHER INFORMATION

Cash payments for interest and income taxes (net of refunds) were as follows (in millions):

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Interest	$39.9	$2.7	$27.2	$29.6
Income taxes (net of refunds)	$3.6	$0.3	$14.5	$7.6

Cash payments for interest in the year ended December 31, 2011 by the Successor were $39.9 million, which included $3.9 million of interest on the Senior PIK Notes that accrued from December 15, 2010, the last date that interest was paid through issuance of new Senior PIK Notes.

At December 31, 2011, there were 1,001 ordinary shares of Holdings authorized, issued and outstanding.

During the Successor year ended December 31, 2011, Holdings entered into leases accounted for as capital leases. The capitalized lease asset and capitalized leased obligation was $0.7 million at the inception of the leases. There were no new capital leases entered into during the year ended December 31, 2010.

NOTE 23 — CONCENTRATION OF RISK

Holdings places its cash investments with a relatively small number of high quality financial institutions. Substantially all of the cash and cash equivalents, including foreign cash balances at December 31, 2011 and 2010, were uninsured. Foreign cash balances at December 31, 2011 and 2010 were $12.1 million and $9.4 million, respectively.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Holdings sells vehicle parts to a wide base of customers primarily in the automotive aftermarket. Holdings has outstanding receivables owed by these customers and to date has experienced no significant collection problems. Sales to a single customer, AutoZone, accounted for 32.1%, 31.2% and 29.9% of total net sales for the Combined Year Ended December 31, 2011 and Predecessor years ended December 31, 2010 and 2009, respectively. No other customer accounted for more than 10% of total net sales for the years ended December 31, 2011, 2010 and 2009. At December 31, 2011 and 2010, the receivable balances from AutoZone were $141.6 million and $121.6 million, respectively.

NOTE 24 — QUARTERLY FINANCIAL INFORMATION (unaudited)

The following is a summary of the unaudited quarterly results of operations. Holdings believes that all adjustments considered necessary for a fair presentation in accordance with generally accepted accounting principles have been included (in millions).

	Successor	Predecessor	Combined	Successor
	Quarter Ended March 31, 2011	January 1, 2011 through January 25, 2011	Quarter Ended March 31, 2011	Quarter Ended June 30, 2011	Quarter Ended September 30, 2011	Quarter Ended December 31, 2011
Net sales	$166.7	$78.8	$245.5	$251.9	$254.2	$237.4
Gross profit	22.8	18.5	41.3	60.2	63.2	53.6
Net income (loss) attributable to UCI Holdings Limited	(20.2)	(27.9)	(48.1)	5.9	2.0	(6.3)

	Predecessor
	Quarter Ended March 31, 2010	Quarter Ended June 30, 2010	Quarter Ended September 30, 2010	Quarter Ended December 31, 2010
Net sales	$230.3	$236.2	$241.5	$237.0
Gross profit	57.2	60.0	62.0	57.2
Net income attributable to UCI International, Inc.	6.6	8.9	4.4	3.1

UCI Holdings Limited

Notes to Consolidated Financial Statements

Holdings’ quarterly results were affected by the gains and (losses) described in Notes 2, 3, 6, 12, 15 and 18. Below is a summary of the gains and (losses). None of these gains and (losses) affected net sales or gross profit. The amounts below are after-tax amounts (in millions):

		Successor	Predecessor	Combined	Successor
		Quarter Ended March 31, 2011	January 1, 2011 through January 25, 2011	Quarter Ended March 31, 2011	Quarter Ended June 30, 2011	Quarter Ended September 30, 2011	Quarter Ended December 31, 2011
Note 2	Merger and acquisition costs	$(5.2)	$(3.1)	$(8.3)	$(1.5)	$(0.1)	$—
Note 3	Restructuring costs	(0.1)	—	(0.1)	(0.4)	(0.1)	(0.2)
Note 6	Inventory step-up	(9.6)	—	(9.6)	(0.3)	—	—
Note 8	Trademark impairment loss	—	—	—	—	—	(2.3)
Note 12	Loss on early extinguishment of debt	—	(14.7)	(14.7)	—	—	—
Note 15	Antitrust litigation costs	(1.4)	(0.5)	(1.9)	(0.4)	(0.4)	(4.9)
Note 15	Patent litigation costs	—	(0.3)	(0.3)	(0.1)	(0.1)	—
Note 18	Stock-based compensation expense	—	(9.2)	(9.2)	—	—	—

		Predecessor
		Quarter Ended March 31, 2010	Quarter Ended June 30, 2010	Quarter Ended September 30, 2010	Quarter Ended December 31, 2010
Note 2	Merger and acquisition costs	$—	$—	$—	$—
Note 3	Restructuring costs	(1.3)	(0.2)	0.2	0.3
Note 12	Loss on early extinguishment of debt	—	—	(5.4)	—
Note 15	Antitrust litigation costs	(0.6)	(1.5)	(1.3)	(1.1)
Note 15	Patent litigation costs	(0.6)	(0.1)	—	(3.0)
Note 18	Stock-based compensation expense	(0.1)	—	(0.1)	(0.1)

NOTE 25 — GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS

Certain of Holdings’ subsidiaries have guaranteed UCI International’s obligations under the Senior Notes described in Note 12. Certain of Holdings’ subsidiaries have entered into guarantee and security arrangements in respect of UCI International’s indebtedness under the Senior Secured Credit Facilities described in Note 12.

The condensed financial information for the Successor that follows includes condensed financial statements for (a) Holdings, which is the parent of UCI International and a guarantor of the Senior Notes, (b) UCI International, which is the issuer of the Senior Notes and borrower under the Senior Secured Credit Facilities, (c) certain of the domestic subsidiaries, which guarantee the Senior Notes and borrowings under the Senior Secured Credit Facilities (the “Guarantor Subsidiaries”), (d) the foreign subsidiaries and certain domestic subsidiaries which do not guarantee the Senior Notes and borrowings under the Senior Secured Credit Facilities (the “Non-Guarantor Subsidiaries”), and (e) consolidated Holdings. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions. The overall allocation of the UCI Acquisition purchase price was finalized at December 31, 2011. However, the allocation of goodwill at December 31, 2011 among the Guarantor Subsidiaries and Non-Guarantor Subsidiaries has been prepared on a preliminary basis and will be finalized during the first quarter of 2012.

The condensed financial information for the Predecessor that follows includes condensed financial statements for (a) UCI International, which is the issuer of the Senior Notes and borrower under the Senior Secured Credit Facilities, (b) the Guarantor Subsidiaries, (c) the Non-Guarantor Subsidiaries, and (d) consolidated UCI International. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions.

Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees are full and unconditional and joint and several.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

December 31, 2011

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
Assets
Current assets
Cash and cash equivalents	$67,697	$—	$—	$16	$55,575	$12,106
Intercompany receivables - current	—	(59,347)	—	—	36,073	23,274
Accounts receivable, net	256,679	—	—	—	238,495	18,184
Related party receivable	10,760	—	—	—	10,760	—
Inventories, net	152,818	—	—	—	129,623	23,195
Deferred tax assets	37,894	—	—	1,380	36,475	39
Other current assets	15,375	—	—	58	9,346	5,971

Total current assets	541,223	(59,347)	—	1,454	516,347	82,769
Property, plant and equipment, net	153,044	—	—	—	113,328	39,716
Investment in subsidiaries	—	(1,042,250)	265,686	682,964	93,600	—
Goodwill	308,821	—	—	—	277,445	31,376
Other intangible assets, net	423,687	—	—	—	415,196	8,491
Intercompany receivables non-current	—	(8,754)	—	254,756	(246,002)	—
Deferred financing costs, net	20,176	—	—	20,176	—	—
Other long-term assets	1,822	—	—	—	1,060	762

Total assets	$1,448,773	$(1,110,351)	$265,686	$959,350	$1,170,974	$163,114

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$117,687	$—	$—	$—	$97,616	$20,071
Short-term borrowings	3,169	—	—	—	—	3,169
Current maturities of long-term debt	3,373	—	—	3,000	373	—
Related party payable	1,249	—	—	—	1,150	99
Intercompany payables - current	—	(59,347)	35	426	34,021	24,865
Accrued expenses and other current liabilities	130,980	—	—	14,485	110,543	5,952

Total current liabilities	256,458	(59,347)	35	17,911	243,703	54,156
Long-term debt, less current maturities	693,485	—	—	692,779	706	—
Pension and other postretirement liabilities	118,040	—	—	—	117,784	256
Deferred tax liabilities	112,714	—	—	(17,026)	124,362	5,378
Intercompany payables - non-current	—	(8,754)	—	—	—	8,754
Other long-term liabilities	2,425	—	—	—	1,455	970
Total shareholder’s equity (deficit)	265,651	(1,042,250)	265,651	265,686	682,964	93,600

Total liabilities and shareholder’s equity (deficit)	$1,448,773	$(1,110,351)	$265,686	$959,350	$1,170,974	$163,114

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

December 31, 2010

(in thousands)

	UCI International Consolidated	Eliminations	UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Assets
Current assets
Cash and cash equivalents	$200,330	$—	$17	$190,865	$9,448
Accounts receivable, net	271,832	—	—	255,999	15,833
Inventories, net	144,156	—	—	117,996	26,160
Deferred tax assets	38,377	—	175	37,659	543
Restricted cash	16,290	—	—	16,290	—
Other current assets	17,663	—	84	8,531	9,048

Total current assets	688,648	—	276	627,340	61,032
Property, plant and equipment, net	135,060	—	—	102,307	32,753
Investment in subsidiaries	—	(400,182)	339,047	61,135	—
Goodwill	241,461	—	—	241,461	—
Other intangible assets, net	63,048	—	—	62,215	833
Deferred financing costs, net	9,937	—	951	8,986	—
Other long-term assets	7,103	—	—	5,600	1,503

Total assets	$1,145,257	$(400,182)	$340,274	$1,109,044	$96,121

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$115,159	$—	$—	$97,434	$17,725
Short-term borrowings	3,271	—	—	—	3,271
Current maturities of long-term debt	4,473	—	—	4,473	—
Accrued expenses and other current liabilities	131,331	—	4,234	120,806	6,291

Total current liabilities	254,234	—	4,234	222,713	27,287
Long-term debt, less current maturities	766,735	—	351,697	415,038	—
Pension and other postretirement liabilities	87,040	—	—	86,159	881
Deferred tax liabilities	8,975	—	59	8,485	431
Other long-term liabilities	4,636	—	—	3,853	783
Intercompany payables (receivables)	—		(39,353)	33,749	5,604
Total shareholder’s equity (deficit)	23,637	(400,182)	23,637	339,047	61,135

Total liabilities and shareholder’s equity (deficit)	$1,145,257	$(400,182)	$340,274	$1,109,044	$96,121

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Income Statement

Year Ended December 31, 2011

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries

Net sales	$910,179	$(106,994)	$—	$—	$862,435	$154,738
Cost of sales	710,360	(106,994)	—	—	683,367	133,987

Gross profit	199,819	—	—	—	179,068	20,751
Operating expenses
Selling and warehousing	(66,212)	—	—	—	(59,281)	(6,931)
General and administrative	(41,612)	—	(34)	(6,972)	(29,253)	(5,353)
Amortization of acquired intangible assets	(20,378)	—	—	—	(19,457)	(921)
Merger and acquisition costs	(11,331)	—	—	(11,331)	—	—
Restructuring costs, net	(1,275)	—	—	—	(1,124)	(151)
Trademark impairment loss	(3,800)	—	—	—	(3,800)	—
Patent litigation costs	(387)	—	—	—	(387)	—
Antitrust litigation costs	(11,731)	—	—	—	(11,731)	—

Operating income (loss)	43,093	—	(34)	(18,303)	54,035	7,395
Other expense
Interest expense, net	(51,691)	—	—	(51,813)	(59)	181
Intercompany interest	—	—	—	20,726	(20,399)	(327)
Debt commitment fees	(5,945)	—	—	(5,945)	—	—
Miscellaneous, net	(4,974)	—	—	—	(5,206)	232

Income (loss) before income taxes	(19,517)	—	(34)	(55,335)	28,371	7,481
Income tax (expense) benefit	906	—	—	20,166	(16,584)	(2,676)

Net income (loss) before equity in earnings of subsidiaries	(18,611)	—	(34)	(35,169)	11,787	4,805
Equity in earnings of subsidiaries	—	(2,820)	(18,577)	16,592	4,805	—

Net income (loss)	$(18,611)	$(2,820)	$(18,611)	$(18,577)	$16,592	$4,805

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Income Statement

January 1, 2011 Through January 25, 2011

(in thousands)

	UCI International Consolidated	Eliminations	UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries

Net sales	$78,842	$(9,872)	$—	$75,222	$13,492
Cost of sales	60,296	(9,872)	—	58,257	11,911

Gross profit	18,546	—	—	16,965	1,581
Operating expenses
Selling and warehousing	(5,167)	—	—	(4,575)	(592)
General and administrative	(3,577)	—	—	(3,274)	(303)
Amortization of acquired intangible assets	(405)	—	—	(405)	—
Merger and acquisition costs	(5,170)	—	(5,154)	(16)	—
Stock-based compensation expense	(15,082)	—	—	(15,082)	—
Patent litigation costs	(500)	—	—	(500)	—
Antitrust litigation costs	(813)	—	—	(813)	—

Operating income (loss)	(12,168)	—	(5,154)	(7,700)	686
Other expense
Interest expense, net	(4,663)	—	(2,504)	(2,166)	7
Intercompany interest	—	—	—	30	(30)
Management fee expense	(139)	—	—	(139)	—
Loss on early extinguishment of debt	(24,153)	—	(10,004)	(14,149)	—
Miscellaneous, net	(727)	—	—	(727)	—

Income (loss) before income taxes	(41,850)	—	(17,662)	(24,851)	663
Income tax (expense) benefit	13,952	—	6,822	7,324	(194)

Net income (loss) before equity in earnings of subsidiaries	(27,898)	—	(10,840)	(17,527)	469
Equity in earnings of subsidiaries	—	16,589	(17,058)	469	—

Net income (loss)	$(27,898)	$16,589	$(27,898)	$(17,058)	$469

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Income Statement

Year Ended December 31, 2010

(in thousands)

	UCI International Consolidated	Eliminations	UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries

Net sales	$944,983	$(104,564)	$—	$902,979	$146,568
Cost of sales	708,581	(104,564)	—	681,219	131,926

Gross profit	236,402	—	—	221,760	14,642
Operating expenses
Selling and warehousing	(60,550)	—	—	(53,955)	(6,595)
General and administrative	(43,005)	—	(6,472)	(31,926)	(4,607)
Amortization of acquired intangible assets	(5,219)	—	—	(5,219)	—
Restructuring costs, net	(1,655)	—	—	49	(1,704)
Stock-based compensation expense	(443)	—	—	(443)	—
Patent litigation costs	(5,869)	—	—	(5,869)	—
Antitrust litigation costs	(7,195)	—	—	(7,195)	—

Operating income (loss)	112,466	—	(6,472)	117,202	1,736
Other income (expense)
Interest expense, net	(60,829)	—	(32,837)	(27,988)	(4)
Intercompany interest	—			350	(350)
Management fee expense	(2,000)	—	—	(2,000)	—
Loss on early extinguishment of debt	(8,687)	—	(25)	(8,662)	—
Miscellaneous, net	(3,433)	—	—	(3,433)	—

Income (loss) before income taxes	37,517	—	(39,334)	75,469	1,382
Income tax (expense) benefit	(14,552)	—	12,901	(27,342)	(111)

Net income (loss) before equity in earnings of subsidiaries	22,965	—	(26,433)	48,127	1,271
Equity in earnings of subsidiaries	—	(50,743)	49,435	1,308	—

Net income (loss)	22,965	(50,743)	23,002	49,435	1,271
Less: Loss attributable to noncontrolling interests	(37)	—	—	—	(37)

Net income (loss) attributable to UCI International, Inc.	$23,002	$(50,743)	$23,002	$49,435	$1,308

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Income Statement

Year Ended December 31, 2009

(in thousands)

	UCI International Consolidated	Eliminations	UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries

Net sales	$884,954	$(104,585)	$—	$842,830	$146,709
Cost of sales	688,192	(104,585)	—	662,574	130,203

Gross profit	196,762	—	—	180,256	16,506
Operating expenses
Selling and warehousing	(56,598)	—	—	(50,829)	(5,769)
General and administrative	(43,228)	—	(2,238)	(35,830)	(5,160)
Amortization of acquired intangible assets	(5,758)	—	—	(5,758)	—
Restructuring costs, net	(923)	—	—	(1,371)	448
Stock-based compensation expense	(350)	—	—	(350)	—
Patent litigation costs	(7,002)	—	—	(7,002)	—
Antitrust litigation costs	(1,349)	—	—	(1,349)	—

Operating income (loss)	81,554	—	(2,238)	77,767	6,025
Other income (expense)
Interest expense, net	(60,469)	—	(30,468)	(29,843)	(158)
Intercompany interest	—			494	(494)
Management fee expense	(2,000)	—	—	(2,000)	—
Miscellaneous, net	(5,458)	—	—	(5,458)	—

Income (loss) before income taxes	13,627	—	(32,706)	40,960	5,373
Income tax (expense) benefit	(5,105)	—	11,272	(14,192)	(2,185)

Net income (loss) before equity in earnings of subsidiaries	8,522	—	(21,434)	26,768	3,188
Equity in earnings of subsidiaries	—	(34,504)	30,636	3,868	—

Net income (loss)	8,522	(34,504)	9,202	30,636	3,188
Less: Loss attributable to noncontrolling interests	(680)	—	—	—	(680)

Net income (loss) attributable to UCI International, Inc.	$9,202	$(34,504)	$9,202	$30,636	$3,868

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flow

Year Ended December 31, 2011

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net cash provided by (used in) operating activities	$55,662	$—	$—	$(56,800)	$108,297	$4,165

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	(185,268)	—	—	(375,000)	180,086	9,646
Acquisition of FRAM China assets	(1,500)	—	—	—	—	(1,500)
Investment in subsidiaries	—	320,000	(320,000)	—	—	—
Capital expenditures	(24,675)	—	—	—	(21,172)	(3,503)
Proceeds from sale of property, plant and equipment	176	—	—	—	151	25
Decrease in restricted cash	16,290	—	—	—	16,290	—

Net cash provided by (used in) investing activities	(194,977)	320,000	(320,000)	(375,000)	175,355	4,668

Cash flows from financing activities:
Issuances of debt	3,147	—	—	—	—	3,147
Debt repayments	(3,956)	—	—	(3,000)	(288)	(668)
Payment of deferred financing costs	(20,259)	—	—	(20,259)	—	—
Payment of debt commitment fees	(5,945)	—	—	(5,945)	—	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	298,500	—	—	298,500	—	—
Issuance of Senior Notes	400,000	—	—	400,000	—	—
Repayment of 2010 Credit Facility	(423,938)	—	—	—	(423,938)	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	(360,115)	—	—	(360,115)	—	—
Equity contribution	320,000	(320,000)	320,000	320,000	—	—
Change in intercompany indebtedness	—	—	—	(197,365)	196,149	1,216

Net cash provided by (used in) financing activities	207,434	(320,000)	320,000	431,816	(228,077)	3,695
Effect of exchange rate changes on cash	(422)	—	—	—	—	(422)

Net increase (decrease) in cash and cash equivalents	67,697	—	—	16	55,575	12,106
Cash and cash equivalents at beginning of period	—	—	—	—	—	—

Cash and cash equivalents at end of period	$67,697	$—	$—	$16	$55,575	$12,106

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

January 1, 2011 through January 25, 2011

(in thousands)

	UCI International Consolidated	Eliminations	UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net cash provided by (used in) operating activities	$(9,341)	$—	$(8,427)	$(865)	$(49)

Cash flows from investing activities:	—
Capital expenditures	(1,571)	—	—	(1,430)	(141)

Net cash used in investing activities	(1,571)	—	—	(1,430)	(141)

Cash flows from financing activities:
Debt repayments	(2,633)	—	—	(30)	(2,603)
Payment of deferred financing costs	(920)	—	(920)	—	—
Proceeds from exercise of stock options	1,077	—	1,077	—	—
Excess tax benefits from share-based payments	2,661	—	2,661	—	—
Change in intercompany indebtedness	—	—	5,609	(8,472)	2,863

Net cash provided by (used in) financing activities	185	—	8,427	(8,502)	260
Effect of exchange rate changes on cash	127	—	—	—	127

Net increase (decrease) in cash and cash equivalents	(10,600)	—	—	(10,797)	197
Cash and cash equivalents at beginning of period	200,330	—	17	190,865	9,448

Cash and cash equivalents at end of period	$189,730	$—	$17	$180,068	$9,645

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2010

(in thousands)

	UCI International Consolidated	Eliminations	UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net cash provided by (used in) operating activities	$113,340	$—	$(3,633)	$111,754	$5,219

Cash flows from investing activities:
Capital expenditures	(21,298)	—	—	(16,114)	(5,184)
Proceeds from sale of property, plant and equipment	437	—	—	352	85
Proceeds from sale of joint venture interest (net of transaction costs and cash sold)	272	—	—	—	272
Increase in restricted cash	(6,890)	—	—	(6,890)	—

Net cash used in investing activities	(27,479)	—	—	(22,652)	(4,827)

Cash flows from financing activities:
Issuances of debt	11,917	—	—	—	11,917
Proceeds of 2010 Credit Facility	419,625	—	—	419,625	—
Payment of deferred financing costs	(9,893)	—	—	(9,893)	—
Repayment of 2006 Credit Facility	(190,000)	—	—	(190,000)	—
Redemption of Previously Outstanding Subordinated Notes	(235,512)	—	—	(235,512)	—
Debt repayments	(13,439)	—	—	(1,333)	(12,106)
Proceeds from the exercise of stock options	2		2
Change in intercompany indebtedness	—	—	3,619	(4,628)	1,009

Net cash provided by (used in) financing activities	(17,300)	—	3,621	(21,741)	820
Effect of exchange rate changes on cash	(173)	—	—	—	(173)

Net increase (decrease) in cash and cash equivalents	68,388	—	(12)	67,361	1,039
Cash and cash equivalents at beginning of period	131,942	—	29	123,504	8,409

Cash and cash equivalents at end of period	$200,330	$—	$17	$190,865	$9,448

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2009

(in thousands)

	UCI International Consolidated	Eliminations	UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net cash provided by (used in) operating activities	$129,281	$—	$(4,247)	$108,077	$25,451

Cash flows from investing activities:
Capital expenditures	(15,266)	—	—	(10,543)	(4,723)
Proceeds from sale of property, plant and equipment	2,566	—	—	96	2,470
Increase in restricted cash	(9,400)	—	—	(9,400)	—

Net cash used in investing activities	(22,100)	—	—	(19,847)	(2,253)

Cash flows from financing activities:
Issuances of debt	13,187	—	—	—	13,187
Proceeds from the exercise of stock options	18		18
Debt repayments	(35,227)	—	—	(20,304)	(14,923)
Intercompany capital contribution	—			(5,400)	5,400
Change in intercompany indebtedness	—	—	4,215	21,057	(25,272)

Net cash provided by (used in) financing activities	(22,022)	—	4,233	(4,647)	(21,608)
Effect of exchange rate changes on cash	128	—	—	—	128

Net increase (decrease) in cash and cash equivalents	85,287	—	(14)	83,583	1,718
Cash and cash equivalents at beginning of period	46,655	—	43	39,921	6,691

Cash and cash equivalents at end of period	$131,942	$—	$29	$123,504	$8,409