Form 20-F
period 2012-12-31
UCI HOLDINGS LTD
filed 2013-03-20
CIK 1513050

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Ricardo Alvergue

1900 West Field Court

Lake Forest, Illinois 60045

Tel (847) 482-4165

Fax (847) 615-6506

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

Market Data

We obtained the industry, market and competitive position data used throughout this annual report from our own internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Estimates of historical growth rates in the markets in which we operate are not necessarily indicative of future growth rates in such markets. In addition, unless stated otherwise, market share and market position data used throughout this annual report refer to our share of the North American light vehicle aftermarket.

Unless stated otherwise, all market industry statistics, excluding estimates that are qualified by our belief, are based on data included in the 2013 Automotive Aftermarket Industry Association (“AAIA”) Digital Automotive Aftermarket Factbook, which combines the latest available aftermarket industry data from many sources including original AAIA research, government sources and independent research suppliers.

Certain Definitions

In this annual report:

“2006 Credit Facility” refers to UCI’s senior secured term loan facility and senior secured revolving credit facility, which were repaid in full on September 23, 2010 with proceeds from the 2010 Credit Facility (as defined herein).

“2010 Credit Facility” refers to UCI International’s (as defined herein) term loan facility in an aggregate principal amount of $425.0 million, which was fully drawn on September 23, 2010, and a revolving credit facility in an aggregate principal amount of $75.0 million. The 2010 Credit Facility was repaid and terminated as part of the Transactions (as defined herein).

“Acquisition Co.” refers to Uncle Acquisition 2010 Corp, which was the initial issuer of the Senior Notes (as defined herein), and which was merged with and into UCI International, Inc., with UCI International, Inc. as the surviving company in the UCI Acquisition.

“aftermarket” refers to the North American light and heavy-duty vehicle replacement products market.

“Autoparts Holdings” refers to Autoparts Holdings Limited, an affiliate of Rank Group (as defined herein) and ultimately owned by our strategic owner, Mr. Graeme Hart.

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

“dollars”, “U.S. dollars” or “$” refers to the lawful currency of the United States.

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

“FRAM Group” refers to the automotive consumer products business of Autoparts Holdings.

“GAAP” refers to generally accepted accounting principles in the United States.

“Holdings” refers to UCI Holdings Limited, a New Zealand limited liability company and the indirect parent of UCI International, Inc.

“Issuer” refers to UCI International, Inc., as successor by merger to Uncle Acquisition 2010 Corp.

“Merger Agreement” refers to the Agreement and Plan of Merger dated November 29, 2010, by and among UCI International, Inc., Rank Group, and Acquisition Co. pursuant to which Acquisition Co. merged with and into UCI International, Inc. with UCI International, Inc. continuing as the surviving corporation and an affiliate of Rank Group.

“North America” and “North American” refer to the United States, Mexico and Canada.

“OEM” refers to original equipment manufacturers.

“OES” refers to original equipment service providers (the service organizations connected with new car dealers).

“Predecessor” refers to UCI International and all financial information of UCI International prior to the UCI Acquisition. The Predecessor period January 1, 2011 through January 25, 2011, includes the operations of UCI International for this period.

“Previously Outstanding Subordinated Notes” refers to UCI’s 9 3/8% Senior Subordinated Notes due 2013, which were discharged on October 25, 2010.

“Rank Group” refers to Rank Group Limited, a private company based in New Zealand and wholly-owned by Mr. Graeme Hart.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Senior Notes” refers to $400.0 million aggregate principal amount of our 8.625% Senior Notes due 2019 and guarantees thereof issued as part of the Transactions on January 26, 2011.

“Senior PIK Notes” refers to the floating rate Senior PIK Notes due 2013 issued by UCI International, Inc. on December 20, 2006, of which $355.1 million aggregate principal amount was outstanding at both December 31, 2010 and January 26, 2011. In connection with the Transactions, we purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011. Also, on January 26, 2011, we (i) called for redemption all of the Senior PIK Notes that were not purchased as of the time of the UCI Acquisition and (ii) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

“Senior Secured Credit Facilities” refers to the Senior Secured Term Loan Facility (as defined herein) and the Senior Secured Revolving Credit Facility (as defined herein) entered into as part of the Transactions on January 26, 2011.

“Senior Secured Revolving Credit Facility” refers to the $75.0 million senior secured revolving credit facility entered into as part of the Transactions on January 26, 2011.

“Senior Secured Term Loan Facility” refers to the $300.0 million senior secured term loan facility entered into as part of the Transactions on January 26, 2011.

“Successor” refers to Holdings and all financial information of Holdings for the Successor period November 26, 2010 through December 31, 2010, as of December 31, 2010, the Successor years ended December 31, 2012 and 2011, and as of December 31, 2012 and 2011. The Successor year ended December 31, 2011, includes the operations of UCI International for the period from the UCI Acquisition to December 31, 2011.

the “traditional” distribution channel refers to warehouse distributors, jobber stores and professional installers.

“Transactions” refers to (i) the offering of $400.0 million of the Senior Notes, (ii) the Equity Contribution, (iii) the borrowings under the Senior Secured Credit Facilities, (iv) the repayment of the 2010 Credit Facility, (v) the repurchase, call for redemption and satisfaction and discharge of the Senior PIK Notes, (vi) the UCI Acquisition, (vii) the merger of Acquisition Co. with and into UCI International, Inc., with the result that UCI is the direct, wholly-owned subsidiary of UCI International, Inc., (viii) the transactions related to the foregoing and (ix) the payment of fees and expenses related to the foregoing, all of which occurred on January 26, 2011.

“UCI” refers to United Components, Inc., a wholly-owned direct subsidiary of UCI International, Inc.

“UCI Acquisition” refers to the merger on January 26, 2011 of Acquisition Co., an indirect wholly-owned subsidiary of Holdings and an affiliate of Rank Group, with and into UCI International, Inc. with UCI International, Inc. surviving the merger. See “Part I, Item 4. Information on Holdings and Its Subsidiaries –— History and Development –— Holdings’ History.”

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

Presentation of Financial Information and Summary of Transactions

The audited consolidated financial statements of Holdings as of December 31, 2012 and 2011, for the years ended December 31, 2012 and 2011 and the period November 26, 2010 through December 31, 2010, included elsewhere in this annual report, represent those of the Successor. The UCI Acquisition occurred on January 26, 2011. As such, Holdings’ results of operations for the year ended December 31, 2011 include the results of operations of UCI International only from the date of the UCI Acquisition. The audited consolidated financial statements of Holdings were prepared using the acquisition method of accounting. Under the acquisition method of accounting, the purchase price is required to be allocated to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair market values as of the date of the acquisition, with any excess purchase price allocated to goodwill. Because Holdings was formed on November 26, 2010 in connection with the Transactions, it has no financial statements as of or for periods ended prior to that date. Prior to the UCI Acquisition, Holdings generated no revenue and incurred no expenses other than merger and acquisition costs of $1.3 million related to the UCI Acquisition.

The audited consolidated financial statements of UCI International as of December 31, 2010 and for the period January 1, 2011 through January 25, 2011 and the year ended December 31, 2010, included elsewhere in this annual report, represent those of the Predecessor and have been prepared based upon the historical carrying amounts of assets and liabilities of UCI International.

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

In addition, on January 26, 2011, we (i) repaid and terminated the 2010 Credit Facility, (ii) purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011, (iii) called for redemption all of the Senior PIK Notes that were not purchased as of the date of the UCI Acquisition and (iv) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

On January 26, 2011, UCI International, Inc. and certain subsidiaries entered into the Senior Secured Credit Facilities, which consisted of a $300.0 million Senior Secured Term Loan Facility drawn at closing, and a $75.0 million Senior Secured Revolving Credit Facility, which was undrawn at closing. Also on January 26, 2011, we issued the Senior Notes in an aggregate principal amount of $400.0 million.

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

Forward-Looking Statements

This annual report contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to:

•	continued volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations;

•	the impact of general economic conditions in the regions in which we do business and adverse credit market conditions, including risks that banks may not have the capacity or willingness to fund factoring arrangements or customers may not allow us to utilize their factoring arrangements;

•	our relationship with AutoZone creates risks associated with a concentrated net sales source;

•	our contracts with our customers are generally short-term and do not require the purchase of a minimum amount;

•	increases in our raw materials and component costs or the loss of a number of our suppliers could adversely affect our financial health;

•	we face competition in our markets;

•	we are subject to increasing pricing pressure from import activity, particularly from Asia;

•	the shift in demand from premium to value brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby reducing our margins and decreasing our net sales;

•	we could be materially adversely affected by changes or imbalances in currency exchange and other rates;

•	the introduction of new and improved products and services poses a potential threat to the aftermarket for light vehicle parts;

•	the consolidation of our customers can have adverse effects on our business;

•	our lean manufacturing and other cost-saving plans may not be effective;

•	it may be difficult for us to recruit and retain the types of highly skilled employees we need to remain competitive;

•	we may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, either of which could negatively impact the profitability of our business;

•	increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability;

•	environmental, health and safety laws and governmental regulations may impose significant compliance costs and liabilities on us;

•	entering new markets poses commercial risks;

•	if we are unable to meet future capital requirements, our business may be adversely affected;

•	the outcome of legal proceedings;

•	we may not be successful in realizing cost savings or purchasing benefits from our cost sharing and manufacturing arrangements with FRAM Group;

•	our intellectual property may be misappropriated or subject to claims of infringement;

•	our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Senior Notes;

•	restrictive covenants in the Senior Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility;

•	the risks and uncertainties described under “Part I, Item 3. Key Information — Risk Factors” and “Part I, Item 5. Operating and Financial Review and Prospects”; and

•	risks related to other factors discussed in this annual report.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

Selected Historical Consolidated Financial Data

The selected financial data has been derived from Holdings’ and, prior to Holdings’ inception, UCI International’s consolidated financial statements. The financial data of Holdings as of December 31, 2012 and 2011, for the years ended December 31, 2012 and 2011 and for the period November 26, 2010 through December 31, 2010 has been derived from the audited consolidated financial statements of Holdings included elsewhere in this annual report. The financial data of UCI International for the period January 1, 2011 through January 25, 2011 and for the year ended December 31, 2010 has been derived from the audited consolidated financial statements of UCI International included elsewhere in this annual report. We derived the balance sheet data as of December 31, 2010, 2009 and 2008 and the statement of comprehensive income (loss) data for the 2009 and 2008 years from the audited consolidated financial statements of UCI International that are not included herein. Because Holdings was formed on November 26, 2010 in connection with the Transactions, it has no consolidated financial statements as of or for periods ended prior to that date. Prior to the UCI Acquisition, Holdings generated no revenue and incurred no expenses other than merger and acquisition costs of $1.3 million related to the UCI Acquisition.

	Successor			Predecessor
(in millions)	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Comprehensive income (loss) data:
Net sales (1)	$984.5	$910.2	$—	$78.8	$945.0	$885.0	$880.4
Cost of sales (2)	746.0	710.4	—	60.3	708.6	688.2	705.2

Gross profit	238.5	199.8	—	18.5	236.4	196.8	175.2

Operating (expenses) income
Selling and warehousing	(67.4)	(66.2)	—	(5.1)	(60.5)	(56.6)	(62.9)
General and administrative (3)	(58.6)	(41.6)	—	(3.6)	(43.0)	(43.2)	(44.1)
Amortization of acquired intangible assets	(22.2)	(20.4)	—	(0.4)	(5.2)	(5.8)	(6.3)
Merger and acquisition costs (4)	—	(11.3)	(1.3)	(5.2)	—	—	—
Restructuring costs, net (5)	(5.9)	(1.3)	—	—	(1.7)	(0.9)	(2.4)
Stock-based compensation expense (6)	—	—	—	(15.1)	(0.4)	(0.4)	(0.8)
Trademark impairment loss (7)	—	(3.8)	—	—	—	—	(0.5)
Patent litigation costs (8)	—	(0.4)	—	(0.5)	(5.9)	(7.0)	—
Antitrust litigation costs (9)	(1.2)	(11.7)	—	(0.8)	(7.2)	(1.3)	(4.0)

Operating income (loss)	83.2	43.1	(1.3)	(12.2)	112.5	81.6	54.2
Interest expense, net	(54.8)	(51.7)	—	(4.7)	(60.8)	(60.5)	(65.4)
Management fee expense	—	—	—	(0.1)	(2.0)	(2.0)	(2.0)
Loss on early extinguishment of debt (10)	—	—	—	(24.2)	(8.7)	—	—
Debt commitment fees	—	(5.9)	—	—	—	—	—
Miscellaneous, net	(6.2)	(5.0)	—	(0.7)	(3.5)	(5.5)	(3.5)

Income (loss) before income taxes	22.2	(19.5)	(1.3)	(41.9)	37.5	13.6	(16.7)
Income tax (expense) benefit	(7.6)	0.9	—	14.0	(14.5)	(5.1)	4.3

Net income (loss)	14.6	(18.6)	(1.3)	(27.9)	23.0	8.5	(12.4)
Less: Loss attributable to noncontrolling interest	—	—	—	—	—	(0.7)	(0.8)

Net income (loss) attributable to equity holder	$14.6	$(18.6)	$(1.3)	$(27.9)	$23.0	$9.2	$(11.6)

Comprehensive income (loss)	$5.5	$(53.1)	$(1.3)	$(27.2)	$14.0	$16.3	$(58.0)

	December 31,
	Successor			Predecessor
(in millions)	2012	2011	2010	2010	2009	2008
Balance Sheet Data:
Cash and cash equivalents	$78.9	$67.7	$—	$200.3	$131.9	$46.7
Working capital	305.4	284.8	(6.6)	434.4	339.3	298.7
Total assets	1,447.7	1,454.0	5.3	1,145.3	1,058.9	1,007.7
Debt (including current maturities)	693.9	700.0	—	774.5	741.6	732.9
Total shareholder’s equity (deficit)	271.2	265.7	(1.3)	23.6	9.2	(7.5)

	December 31,
	Successor			Predecessor
(in millions)	2012	2011	2010	2010	2009	2008
Other Data:
Net cash provided by operating activities	$51.8	$55.7	$—	$113.3	$129.3	$31.7
Net cash used in investing activities	(34.8)	(195.0)	—	(27.5)	(22.1)	(31.5)
Net cash provided by (used in) financing activities	(6.0)	207.4	—	(17.3)	(22.0)	4.7

(1)	Net sales in 2012 included product warranty reserve reductions of $9.6 million due primarily to the loss of a customer and contractual changes affecting warranty reserve requirements of other customers. Net sales in 2008 included a special $6.7 million warranty provision related to unusually high warranty returns related to one category of parts.
(2)	Cost of sales for the Successor year ended December 31, 2011 included $16.4 million for inventory sold after the UCI Acquisition date that was written up to fair market value as part of the purchase price allocation of the UCI Acquisition.

(3)	In the Successor year ended December 31, 2012, we incurred $13.7 million of business optimization costs related to various cost savings projects and the acceleration of manufacturing of parts for newer model cars previously sourced from external vendors.

In the Successor years ended December 31, 2012 and 2011, we incurred $6.0 million and $7.1 million, respectively, of costs related to the implementation of our cost sharing and manufacturing arrangements with FRAM Group.

In the Predecessor years ended December 31, 2010, 2009 and 2008, we incurred $6.5 million, $2.2 million and $2.3 million, respectively, of costs related to evaluating strategic opportunities including potential merger and acquisition and capital structure activities that are non-operating in nature. Costs in the Predecessor year ended December 31, 2010 include costs related to a proposed initial public offering of UCI International, Inc.’s stock that was withdrawn in November 2010 and costs associated with the UCI Acquisition.

(4)	In connection with the UCI Acquisition, we incurred $11.3 million and $1.3 million of buyer-side merger and acquisition costs during the Successor year ended December 31, 2011 and the Successor period November 26, 2010 through December 31, 2010, respectively. During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred $5.2 million of seller-side merger and acquisition costs. These costs consisted primarily of investment banking, legal and other professional advisory fees and expenses.
(5)	We have taken various restructuring actions in each of the years to align our cost structure with customers’ spending habits and market conditions.
(6)	Non-cash stock based compensation expense related to stock based awards under UCI International’s amended and restated equity incentive plan. As a result of the UCI Acquisition, the remaining unvested stock options and restricted stock became vested. Immediately prior to the UCI Acquisition, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. This cost was recognized by UCI International as the Predecessor in January 2011. Compensation expense of $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period. UCI International also incurred $1.4 million of non-recurring costs associated with the stock based compensation expense.
(7)	During the Successor year ended December 31, 2011, we were notified by a customer of its decision to change suppliers to another manufacturer. The resulting impairment test indicated that the value of one of our indefinite lived trade names was impaired. After completing a discounted cash flow fair value assessment, we recognized a trademark impairment loss of $3.8 million related to this trade name. The 2008 amount relates to trademark impairment losses due to a customer’s decision to market a significant portion of our products under the customer’s own private label brand.
(8)	Our wholly-owned subsidiary Champion Laboratories, Inc. (“Champion”) was a defendant in litigation with Parker-Hannifin Corporation (“Parker-Hannifin”) pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringed a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of $6.5 million. We recorded a provision of $6.5 million in the fourth quarter of 2009 and incurred trial costs of $0.5 million in the fourth quarter of 2009 related to this matter. During 2010, we incurred post-trial costs of $1.1 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million in damages and a permanent injunction. On March 17, 2011, the court issued an order denying Champion’s motion for a judgment at law and awarding Parker-Hannifin an additional $3.3 million in damages plus attorneys’ fees, estimated to be $1.5 million. During the first quarter of 2011, we revised our estimate of the plaintiff’s attorneys’ fees and recorded an additional $0.5 million provision during the Predecessor period January 1, 2011 through January 25, 2011. In addition to the additional $0.5 million provision, we incurred post-trial costs of $0.4 million in the Successor year ended December 31, 2011. On April 15, 2011, Champion appealed the court order and the appeals court subsequently ordered the parties to enter into court-sponsored mediation. On July 18, 2011, Champion and Parker-Hannifin reached a settlement of this litigation, as well as other disputes between the companies. The settlement included the payment of $9.0 million by Champion to Parker-Hannifin, $0.5 million in discounts granted to Champion for future purchases by Champion of Parker-Hannifin products, and the dismissal with prejudice of this case and certain other cases between the companies. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation – Patent Litigation.”
(9)	Beginning in 2008, UCI and its wholly-owned subsidiary Champion were named, along with several filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engaged in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Antitrust Act of 1890, as amended (the “Sherman Act”) and/or state laws. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the remaining actions. As a result, during the fourth quarter of 2011, we recorded a provision of $7.8 million for the settlement of this matter. During the Successor year ended December 31, 2011, we incurred $3.9 million in antitrust litigation costs in addition to the settlement amount. During the Predecessor period January 1, 2011 through January 25, 2011 and the Predecessor years ended December 31, 2010, 2009 and 2008, we incurred antitrust litigation costs of $0.8 million, $7.2 million, $1.3 million and $4.0 million, respectively. During the Successor year ended December 31, 2012, we incurred $1.2 million in post-trial costs. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation – Antitrust Litigation.”
(10)	The loss on early extinguishment of debt during the Predecessor period January 1, 2011 through January 25, 2011 relates to the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes as part of the Transactions. The loss on early extinguishment of debt for the Predecessor year ended December 31, 2010 related to the termination of the 2006 Credit Facility and the discharge of the Previously Outstanding Subordinated Notes.

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

Consumers’ driving habits are impacted by economic conditions, leading to a reduction in miles driven when economic conditions are weak and thereby increasing the periods between maintenance and repairs. In the latter part of 2008 and 2009, consumers’ driving habits were impacted by deteriorating economic conditions. U.S. Department of Energy statistics indicate that miles driven in the United States for the year 2008 were 3.3% lower than for 2007. This was the first annual decrease since 1980. Miles driven from 2008 to 2009 and from 2009 to 2010 increased 1.6% and 0.6%, respectively. Miles driven in 2011 decreased 2.2% compared to 2010. Miles driven in 2012 increased 0.5% compared to 2011. If total miles driven were to continue to remain fairly flat or decrease and consumers extend the mileage interval for routine maintenance, we could experience a decline in demand for our products due to a reduction in the need for replacement parts. Further, as adverse economic conditions result in a reduction in discretionary spending for auto repair by the end-users of our products, our results of operations could be negatively impacted. For example, during the years 2009 through 2011, general consumer discretionary spending was affected by significant increases in U.S. average gasoline prices at the pump, which increased approximately 83% from January 2009 through December 2011 due in part to the impact on oil prices of the political turmoil in North Africa and the Middle East. While U.S. average gasoline prices only increased by approximately 1% from December 2011 to December 2012, there remains a significant amount of volatility in gasoline prices evidenced by prices at the pump nearing the record highs experienced in 2008 during April 2012 and again during the late summer months of 2012. The spikes in the gasoline prices resulted in a corresponding decline in miles driven during these same time periods.

In addition, difficult economic conditions may cause changes to the business models, products, financial condition or consumer financing and rebate programs of the OEMs, adversely affecting the number of cars produced and purchased. North American light vehicle sales reached their lowest point in nearly three decades in 2008. While light vehicle sales began rebounding in 2009 and have continued rebounding through 2012, the impact of fewer cars being sold and fewer cars on the road adversely affected the demand for our products, reducing purchases by our customers in the aftermarket and by the OEMs.

If economic conditions fail to improve or begin deteriorating, we may experience a material adverse impact on our business and operating results.

The economic environment and adverse credit market conditions may significantly affect our ability to meet liquidity needs and may materially and adversely affect the financial soundness of our customers and suppliers.

The capital and credit markets have experienced extreme volatility and disruption since the latter part of 2008 and, as a result, the markets have exerted downward pressure on the availability of liquidity and credit capacity for many companies. While currently these conditions have not materially impaired our ability to operate our business, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies, which could increase the cost of financing.

We need liquidity to pay our operating expenses, interest on our debt and capital expenditures. Without sufficient liquidity, we will be forced to curtail our operations, and our business will suffer. Our primary sources of liquidity are cash on hand, cash flow from operations, factoring of customer trade accounts receivable and available borrowing capacity under the Senior Secured Revolving Credit Facility. Many of our customers place a significant emphasis on lowering their inventories to accounts payable ratios through negotiation of longer payment terms with us. Subject to certain limitations, the Senior Secured Credit Facilities permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements arranged for us by certain customers with a number of banks. At December 31, 2012, we had factoring relationships arranged by seven customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the increase in our utilization of customer factoring programs as a result of our customers negotiating increased payment terms with us, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, if at all, or our customers could discontinue their participation in the arrangements, which could have a material adverse impact on our liquidity. If we are not able to factor accounts receivables, we would have to find other ways to finance these receivables or our liquidity would be reduced by having less cash on hand.

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

We generate a large percentage of our net sales from our business with AutoZone, but we cannot be certain that AutoZone will continue to purchase from us. Net sales to AutoZone accounted for 32.6%, 32.3% and 31.2% of our total net sales in the Successor year ended December 31, 2012, the Combined Year Ended December 31, 2011 and the Predecessor year ended December 31, 2010, respectively. Several of our competitors are likely to pursue business opportunities with this customer and threaten our current position. If we fail to maintain this relationship, our net sales will be significantly diminished. Even if we maintain our relationship, our net sales concentration as a result of this relationship increases the potential impact to our business that could result from any changes in the economic terms of this relationship or in AutoZone’s business. Any change in the terms of our sales to this customer could have a material impact on our financial position and results of operations. Further, to the extent AutoZone’s overall business or market share decrease, or fail to increase, we may be adversely impacted.

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

We depend on third parties for the raw materials and components used in our manufacturing processes. We generally purchase our materials on the open market. However, in certain situations we have found it advantageous to enter into long-term contracts for certain commodities purchases. Our raw materials include hot roll steel and other commodities such as aluminum, iron, resin, rubber and multiple petrochemical products, including packaging and media. During periods of peak demand for our raw materials, we experience significant price volatility, increases and/or surcharges. These higher costs affect the prices we pay for raw materials and for purchased component parts and finished products. The prices of these commodities have fluctuated significantly in recent years, and future volatility in the prices of these commodities could increase the costs of manufacturing our products. We have experienced increases in certain commodity costs and extended lead times as the result of suppliers having reduced capacity during the economic downturn and a slight recovery being experienced in the general economy. Additionally, we experience from time to time longer lead times and expedited freight costs due to logistics constraints in shipping products from China. A further economic recovery would likely increase the demand for many of the commodities used in our business. While we have been, and expect to continue to be, able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in further cost increases and may make procurement more difficult in the future. We may not be able to pass on any increased costs to our customers and this could have a material adverse effect on our financial condition, results of operations and cash flows. Even in the event that increased costs can be passed through to customers, our gross margin percentages would decline. While we currently maintain alternative sources for steel and most other materials, our business is subject to the risk of additional price fluctuations and periodic delays in the delivery of our raw materials. Any such price fluctuations or delays, if material, could harm our profitability and operations. In addition, the loss of a substantial number of suppliers could result in material cost increases or reduce our production capacity. We are also significantly affected by the cost of natural gas used for fuel and the cost of electricity. Natural gas and electricity prices have historically been volatile.

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

We face competition in our markets.

We operate in some very competitive and fragmented markets, and we compete against numerous different types of businesses, some of which have greater financial or other resources than we do. Although we have significant market positions in each of our product lines within the aftermarket, we cannot be assured that we will be able to maintain our current market share. In the OEM sales channel, some of our competitors have achieved substantially greater market penetration in many of the product lines which we offer. Competition is based on a number of considerations, including product performance, quality of customer service and support, timely delivery and price. Our customers increasingly demand a broad product range, and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in manufacturing, working capital, customer service and support, marketing and our distribution networks. We cannot be assured that we will have sufficient resources to continue to make such investments or that we will maintain our competitive position within each of the markets we serve. As a result of competition, we have experienced pricing pressure. There can be no guarantee that this downward price pressure will not continue, and we may be forced to adjust the prices of some of our products to stay competitive, or not compete at all in some markets, possibly resulting in lost revenue.

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

Our business is subject to certain risks associated with doing business internationally. Our non-U.S. sales represented approximately 15% of our total net sales for the Successor year ended December 31, 2012. In addition, we operate seven manufacturing facilities outside of the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	fluctuations in currency exchange rates;

•	geopolitical instability;

•	exchange controls;

•	compliance with U.S. Department of Commerce import and export controls;

•	tariffs or other trade protection measures and import or export licensing requirements;

•	transportation availability and cost;

•	potentially negative consequences from changes in tax laws;

•	fluctuations in interest rates;

•	unexpected changes in regulatory requirements;

•	differing labor regulations;

•	enforceability of contracts in China;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

•	restrictions on our ability to repatriate dividends from our subsidiaries;

•	exposure to liabilities under the U.S. Foreign Corrupt Practices Act;

•	difficulty of enforcing judgments or other remedies in foreign jurisdictions;

•	diminished protection for intellectual property outside of the United States; and

•	the potential for terrorism against U.S. interests.

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

As a result of increased international production and sourcing of components and completed parts for resale, we are exposed to risks related to the effects of changes in foreign currency exchange rates, principally exchange rates between the U.S. dollar and the Chinese yuan and the U.S. dollar and the Mexican peso. The currency exchange rate from Chinese yuan to U.S. dollars has historically been fairly stable, in large part due to the economic policies of the Chinese government. However, the value of the yuan increased approximately 8% during the period from July 1, 2010 through December 31, 2012 as a result of the Chinese government changing, during the third quarter of 2010, its policy on “pegging” the yuan against the U.S. dollar. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event, we would attempt to obtain corresponding price increases from our customers, but there can be no assurances that we would be successful.

Historically, our Mexican operations source a significant amount of inventory from the United States. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the period March 31, 2009 through December 31, 2010, the U.S. dollar weakened against the Mexican peso by approximately 16%. During the year ended December 31, 2011, the U.S. dollar strengthened against the Mexican peso by approximately 11%, reversing the trend experienced in 2010. During the year ended December 31, 2012, the U.S. dollar weakened against the Mexican peso by approximately 7%. During 2012, we approved and announced a restructuring plan affecting our Mexican operations, which will result in a reduction in the amount of U.S. sourced inventory purchased by our Mexican operations, thereby reducing our currency exposure risk related to these inventory purchases.

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

Our strategy includes goals such as improvement of inventory management and customer delivery and plant and distribution facility consolidation. While we have and will continue to implement these strategies, there can be no assurance that we will be able to do so successfully or that we will realize the projected benefits of these and other cost saving plans. If we are unable to realize these anticipated cost reductions, our financial health may be adversely affected. Moreover, our continued implementation of cost saving plans and facilities integration may disrupt our operations and performance.

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

As of December 31, 2012, we had approximately 3,800 employees, with union affiliations and collective bargaining agreements at two of our facilities, representing approximately 13% of our workforce. The collective bargaining agreement for our Fond du Lac, Wisconsin plant was renewed in April 2012 and will expire in April 2015. The collective bargaining agreement for our Fairfield, Illinois plant expires in August 2013. Since 1984, we have had only one work stoppage, which lasted for three days at our Fairfield, Illinois plant. Although we believe that our relations with our employees are currently good, if our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. We may also incur increased labor costs in the event that more of our work force becomes unionized or as a result of any renegotiation of our existing labor arrangements. In addition, many of our direct and indirect customers and vendors have unionized workforces. Strikes, work stoppages or slowdowns experienced by these customers or vendors or their other suppliers could result in slowdowns or closings of assembly plants that use our products or supply materials for use in the production of our products. Organizations responsible for shipping our products may also be impacted by occasional strikes. Any interruption in the delivery of our products could reduce demand for our products and could have a material adverse effect on us.

Increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability.

Material increases in the price of crude oil have historically been a contributing factor to the periodic reduction in the global demand for and use of automobiles. A significant increase in the price of crude oil could adversely affect our profitability by reducing global demand for and use of automobiles and shifting customer demand away from larger cars and light trucks, including SUVs, which we believe have more frequent replacement intervals for our products. For example, historical highs in crude oil prices, and corresponding historical highs in gasoline prices, in 2008 impacted our consumers’ driving habits. Specifically, during the years 2009 through 2011, general consumer discretionary spending was affected by significant increases in U.S. average gasoline prices at the pump, which increased approximately 83% from January 2009 to December 2011 due in part to the impact on oil prices of the political turmoil in North Africa and the Middle East. While U.S. average gasoline prices only increased approximately 1% from December 2011 through December 2012, there remains a significant amount of volatility in gasoline prices evidenced by prices at the pump nearing the record highs experienced in 2008 during April 2012 and again during the late summer months of 2012. See “— Continued volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations.” Further, higher gasoline prices may result in a reduction in discretionary spending for auto repairs by our customers, which could materially adversely impact our results of operations. A reduction in discretionary spending may also result in a decrease in the number of new cars purchased, which may adversely affect the demand for our products by our customers in the aftermarket and by the OEMs. Additionally, higher energy costs may increase our freight expenses associated with the shipping of our products to customers.

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

We are currently investigating or remediating, or are otherwise currently responsible for, contamination at several sites, for which management believes it has made adequate reserves. See “Part I, Item 4. Information on Holdings and its Subsidiaries — Environmental, Health and Safety Matters.” In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closings. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closings of facilities may trigger remediation requirements that are not applicable to operating facilities. We may also face lawsuits brought by third parties that either allege property damage or personal injury as a result of, or seek reimbursement for costs associated with, such contamination.

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

Entering new markets poses commercial risks.

In the last several years, we have made significant investments as part of our strategy to expand into new markets. Maintaining continued expansion requires significant investment and resources, and we cannot be assured these resources will continue to be available as needed. We also cannot guarantee that our expansion into any new market will be successful, or whether we will be able to meet the needs of new customers or compete favorably in any new market. Therefore, we may be unable to recover the costs associated with such efforts.

If we are unable to meet future capital requirements, our business may be adversely affected.

We periodically make capital investments to, among other things, maintain and upgrade our facilities and enhance our production processes. As we grow, we may have to incur capital expenditures. Historically, we have been able to fund these expenditures through cash flow from operations and borrowings under the Senior Secured Credit Facilities. However, the Senior Secured Credit Facilities contain limitations that could affect our ability to fund our future capital expenditures and other capital requirements. We cannot be assured that we will have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, or that the amount of future capital expenditures will not be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our product lines may become dated, our productivity may be decreased and the quality of our products may be adversely affected, which, in turn, could reduce our net sales and profitability.

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

In the past we have grown through acquisitions and partnership opportunities and we may engage in similar transactions in the future, including as a result of the investment strategy of our strategic owner, Mr. Graeme Hart. Such transactions, however, involve significant risks including the integration of the newly acquired business, the diversion of management’s attention from other business concerns and effects on our business relationships with customers and suppliers. We cannot be assured that we will successfully identify suitable acquisition or partnership opportunities in the future, and in the event we do commence with such transactions, we cannot be assured we will be successful at integrating the newly acquired businesses or that they will perform as anticipated. Any such failure could have a material adverse effect on our business.

We may not be successful in realizing cost savings or purchasing benefits from our cost sharing and manufacturing arrangements with FRAM Group.

On July 29, 2011, Rank Group and one of its affiliates, which are ultimately owned by Mr. Graeme Hart, completed the purchase of the automotive consumer products business of Honeywell International Inc. UCI International and FRAM Group are operated by a common senior management team. UCI International and FRAM Group each include filtration product businesses. After the acquisition of FRAM Group, an extensive analysis was conducted to identify cost savings and efficiency opportunities. During 2012, we began implementing these initiatives and have started to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. We believe these and other future opportunities have resulted in, and will continue to result in, cost savings that will benefit both UCI International and FRAM Group. However, we may not be able to achieve the anticipated cost savings or purchasing benefits in connection with our cost sharing and manufacturing arrangements with FRAM Group. Such activities inherently involve risks, including those associated with assimilating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of our operations. There may be additional costs or liabilities that are not currently anticipated, including unexpected loss of key employees or customers and hiring additional management and other critical personnel. These activities may also be disruptive to our ongoing business and not be successfully perceived by our customers.

Our intellectual property may be misappropriated or subject to claims of infringement.

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection, as well as licensing agreements and third-party nondisclosure and assignment agreements. The costs associated with the protection of our intellectual property are ongoing and in some instances may be substantial. We cannot be assured that any of our applications for protection of our intellectual property rights will be approved or that others will not infringe or challenge our intellectual property rights. We currently, and may continue in the future to, rely on unpatented proprietary technology. It is possible that our competitors will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants and advisors to maintain the confidentiality of our trade secrets and proprietary information. We cannot be assured that these measures will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our technologies, our ability to sustain margins on some or all of our products may be affected, which could reduce our sales and profitability.

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

Pursuant to GAAP, we are required to annually assess our goodwill, intangibles and other long-lived assets to determine if they are impaired. In addition, interim reviews must be performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and the implied fair value of the goodwill or other intangible assets in the period the determination is made. Disruptions to our business, end market conditions, protracted economic weakness and unexpected significant declines in operating results may result in charges for goodwill, intangibles and other asset impairments. We assess the potential impairment of goodwill and indefinite lived intangibles on an annual basis, as well as when interim events or changes in circumstances indicate that the carrying value may not be recoverable. We assess definite lived intangible assets and other long-lived assets when events or changes in circumstances indicate that the carrying value may not be recoverable. Our most recent annual goodwill and indefinite lived intangibles impairment tests resulted in no impairment charges. Although our analysis regarding the fair values of goodwill and indefinite lived intangibles indicated that the fair values significantly exceeded the carrying values, changes in our business environment or materially different assumptions regarding the future performance of our businesses could result in goodwill, intangibles or other long-lived asset impairment losses.

Our pension obligations could adversely impact our business.

We sponsor defined benefit pension plans that were underfunded by $106.7 million at December 31, 2012 and $106.1 million at December 31, 2011. Historically, it had been UCI International’s policy to fund amounts for pension plans sufficient to meet the minimum requirements set forth in applicable benefits laws and local tax laws, including the Pension Protection Act of 2006 and the Worker, Retiree, and Employer Recovery Act of 2008 for U.S. plans. From time to time, UCI International contributed additional amounts as deemed appropriate. Following the UCI Acquisition, Holdings changed its funding policy for pension plans to fund amounts sufficient to maintain a minimum 80% funded level. During 2012, UCI International contributed $14.0 million to its plans. If the performance of the assets in the pension plans does not meet our expectations or actuarial assumptions, our required contributions may be significantly greater than we currently expect. In such an event, our cash flows may be insufficient to make such a payment or otherwise be negatively impacted.

Compliance with new regulations regarding the use of “conflict minerals” could limit the supply and increase the cost of certain metals used in manufacturing our products.

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), requires the SEC to promulgate new disclosure requirements for manufacturers of products containing certain minerals which are mined from the Democratic Republic of Congo and adjoining countries. These “conflict minerals” may be found in materials used in the manufacture of some of our products. Manufacturers are also required to disclose their efforts to prevent the sourcing of such minerals and metals produced by that country. The new disclosure rules will take effect in May 2014, one year after the promulgation of the SEC’s final rules. The implementation of these new regulations may limit the sourcing and availability of some of the metals used in the manufacture of our products. The regulations may also reduce the number of suppliers who provide conflict-free minerals and metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. We may also incur significant costs for due diligence to determine whether conflict minerals are used in our products and, if so, the sources of those materials.

Risks Related to Our Structure, the Guarantees and the Senior Notes

Our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Senior Notes.

We have a substantial amount of outstanding indebtedness. As of December 31, 2012, we had (i) outstanding indebtedness of $400.0 million in aggregate principal amount of Senior Notes, (ii) $294.0 million of outstanding borrowings under the Senior Secured Term Loan Facility, and (iii) $0.8 million in other long-term debt, short-term borrowings and capital lease obligations. In addition, we currently have available $67.0 million under the Senior Secured Revolving Credit Facility ($8.0 million of letters of credit were issued under the Senior Secured Revolving Credit Facility at December 31, 2012). Our substantial indebtedness could have significant consequences. For example, it could:

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

Despite our substantial indebtedness we may be able to incur or issue substantial additional debt in the future. Although restrictions on the incurrence of additional debt are contained in the indenture governing the Senior Notes, in the terms of our Senior Secured Credit Facilities and in our other financing arrangements, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, the debt incurred in compliance with such restrictions could be very substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness as defined in such restrictions. Our ability to incur additional indebtedness will depend, in part, upon our satisfaction of certain financial covenants in the indenture governing the Senior Notes and in the terms of our Senior Secured Credit Facilities. The amount of additional indebtedness that we can incur at any point in time will vary materially as a result of historical and pro forma changes in our earnings, cash flows and performance, including as a result of acquisitions.

Restrictive covenants in the Senior Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility.

The indenture governing the Senior Notes contains restrictive covenants that limit our ability to, among other things:

•	incur or guarantee additional indebtedness or issue preferred stock or disqualified stock (including to refinance existing indebtedness);

•	pay dividends or make distributions in respect of capital stock;

•	purchase or redeem capital stock;

•	make certain investments or certain other restricted payments;

•	create or incur liens;

•	sell assets;

•	make distributions from certain of our subsidiaries;

•	enter into transactions with affiliates; and

•	effect a consolidation, amalgamation or merger.

These restrictive covenants could have an adverse effect on our financial flexibility, restricting our ability to take advantage of mergers and acquisitions, joint ventures or other growth opportunities and limiting our ability to respond to competitive changes.

The Senior Secured Credit Facilities contain, and our future indebtedness may contain, other and more restrictive covenants and also prohibit us from prepaying certain of our other indebtedness, prior to the discharge of the Senior Secured Credit Facilities or such future indebtedness. The Senior Secured Credit Facilities require us to maintain an interest coverage ratio and a senior secured leverage ratio which becomes more restrictive over time.

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

As of December 31, 2012, we had $694.8 million (excluding original issue discount of $0.9 million) of outstanding indebtedness. For the year ended December 31, 2012, annualized cash interest obligations on our Senior Secured Credit Facilities, the Senior Notes and our other indebtedness was $51.9 million. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce working capital levels, reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure all or a portion of our debt. In the future, our cash flow and capital resources may not be sufficient to allow us to make payments of principal and interest on our debt. In addition, any alternative measures we may take may not be successful or be on commercially reasonable terms and may not permit us to meet our scheduled debt service obligations, including the payment of interest or principal in respect of the Senior Notes. We also cannot assure holders of the Senior Notes that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our high levels of debt, prevailing market conditions and the debt incurrence restrictions imposed by the agreements governing our debt. In the absence of sufficient cash flow and capital resources, we could face substantial liquidity problems and may be required to dispose of material assets or operations to meet our debt service and other obligations. The indenture governing the Senior Notes, the terms of the Senior Secured Credit Facilities and the agreements governing our other debt restrict, and our future indebtedness is likely to restrict, both our ability to dispose of assets and the use of proceeds from any such disposition. There can be no assurance that we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet our debt service obligations when due or that we will be contractually permitted to apply such proceeds for that purpose. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to implement any of these alternative measures, would have a material adverse effect on our business, financial condition and results of operations.

Mr. Graeme Hart, our strategic owner, controls us through a number of holding companies and may have conflicts of interest with the holders of our debt or us in the future. Our strategic owner may also enter into, or cause us to enter into, strategic transactions that could change the nature or structure of our business, our capital structure or our credit profile.

As a result of the UCI Acquisition, Mr. Graeme Hart indirectly owns all of our common stock, and the actions he is able to undertake as our sole ultimate shareholder may differ from or adversely affect the interests of our debt holders. Because Mr. Hart ultimately controls our voting shares and those of all of our subsidiaries, he has the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as to elect our directors and those of our subsidiaries, to change our management and to approve any other changes to our operations. Mr. Hart has advised us that an entity controlled by him has pledged its capital stock in the entities that control us in support of indebtedness with respect to which an affiliate under the ultimate common control of Mr. Hart is the obligor. If that affiliate were to default on such obligations, the lenders under the applicable agreements could foreclose on the capital stock that is subject to the pledge, which could result in a change of control with respect to us. The lenders under any indebtedness with respect to which the affiliate of Mr. Hart is the obligor may have interests that differ from those of holders of the Senior Notes or of our lenders under the Senior Secured Credit Facilities.

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

A significant portion of our outstanding debt, including the borrowings under the Senior Secured Credit Facilities, bears and, potentially, our future indebtedness may bear, interest at variable rates. As of December 31, 2012, we had $294.0 million of variable rate debt outstanding. As a result, an increase in interest rates, whether because of an increase in market interest rates or an increase in our cost of borrowing, would increase the cost of servicing this debt and could materially reduce our profitability and adversely affect our ability to meet our obligations under the Senior Notes. The impact of such an increase would be more significant than it would be for some other companies because of our substantial debt.

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

Our obligations under the Senior Notes and the obligations of the guarantors of the Senior Notes under their guarantees are unsecured and, therefore, are effectively subordinated to our secured obligations and the secured obligations of our existing or future guarantors, to the extent of the value of the assets securing such obligations. All of Holdings’ subsidiaries that guarantee the Senior Notes also guarantee all of our obligations under our Senior Secured Credit Facilities. Our obligations under our Senior Secured Credit Facilities and our subsidiary guarantors’ obligations thereunder are secured by a first-lien security interest in substantially all of such subsidiary guarantors’ assets. As of December 31, 2012, we had $294.0 million of secured indebtedness.

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

As of December 31, 2012, UCI International, Inc.’s subsidiaries that do not guarantee the Senior Notes accounted for $166.3 million, or 11.5%, of our total assets, and for the Successor year ended December 31, 2012, UCI International, Inc.’s subsidiaries that do not guarantee the Senior Notes accounted for (i) $74.6 million, or 7.6%, of our net sales to third parties and (ii) $17.2 million, or 10.8%, of our total Adjusted EBITDA.

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

In addition, on January 26, 2011, we (i) repaid and terminated the 2010 Credit Facility, (ii) purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011, (iii) called for redemption all of the Senior PIK Notes that were not purchased as of the date of the UCI Acquisition and (iv) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

On January 26, 2011, UCI International, Inc. and certain subsidiaries entered into the Senior Secured Credit Facilities, which consisted of a $300.0 million Senior Secured Term Loan Facility drawn at closing, and a $75.0 million Senior Secured Revolving Credit Facility, which was undrawn at closing. Also on January 26, 2011, we issued the Senior Notes in an aggregate principal amount of $400.0 million.

The Transactions were financed with (i) the net proceeds from the issuance of the Senior Notes, (ii) the Equity Contribution of $320.0 million, (iii) borrowings under the Senior Secured Term Loan Facility, (iv) advances from Rank Group and (v) available cash of UCI International.

UCI International’s History

UCI International, Inc. was incorporated at the direction of Carlyle on March 8, 2006 as a holding company for UCI.

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

Our Business

We are a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. In the Successor year ended December 31, 2012, 82% of our net sales were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment.

We believe we have one of the most comprehensive product lines in the aftermarket, offering approximately 46,800 unique part numbers that we deliver at an industry leading average fill rate of approximately 97%. The majority of our products, including fuel delivery systems, vehicle electronics and cooling systems, are non-discretionary parts that must be replaced upon failure for the vehicle to successfully operate. In addition, filtration products are replaced at regular maintenance intervals, generating a predictable, recurring revenue stream. This overall product mix provides a stable base of business, even in difficult economic cycles.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors: increasing global vehicle population, aging of vehicle population, increasing vehicle miles driven and a growing heavy-duty aftermarket.

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

We design, develop, manufacture and distribute replacement parts that can be used in a substantial majority of light vehicles in operation in North America, including approximately 95% of pre-2009 models. Our four product lines provide a stable and diverse base of business, even in difficult economic cycles, and can be classified into two groups:

•	Non-Discretionary: Our fuel delivery systems, vehicle electronics and cooling systems products are critical for vehicle operation and must be replaced upon failure for the vehicle to successfully operate.

•	Recurring Maintenance: Our filtration products are replaced at regular maintenance intervals, generating a recurring revenue stream.

The following table sets forth information about our four product lines:

	Filtration	Fuel Delivery Systems	Vehicle Electronics	Cooling Systems
Products	• Oil Filters • Air Filters • Fuel Filters • Cabin Air, Transmission, Hydraulic and Industrial Filters	• Fuel Pump Assemblies • Electric Fuel Pumps • Mechanical Fuel Pumps • Strainers and Kits	• Sensors • Coils • Switches • Caps and Rotors Emission Control	• Aluminum and Cast Iron Cooling Systems • Fan Clutches
% of Total Net Sales(1)	39%	24%	20%	17%
Number of Parts(2)	7,800	1,700	36,000	1,300
Number of Customers(2)	1,800	800	340	1,000

Representative Brands(3)

(1)	Based on Successor year ended December 31, 2012 net sales.
(2)	Numbers reflected are approximate as of December 31, 2012.
(3)	Includes our brands, licensed brands and private label brands.

Seasonality

We do not experience any significant seasonal fluctuation in our business, net sales or profitability.

Our Competitive Strengths

Aftermarket focus with a leading position in our product lines. We are one of the largest aftermarket focused suppliers in North America, with $803.2 million, or 82% of our net sales for the Successor year ended December 31, 2012, attributable to the aftermarket. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by net sales in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. This market leadership is further bolstered by our family of brand names, which are widely recognized and respected in the light and heavy-duty vehicle aftermarkets.

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

Long-standing and deep relationships with industry leading customers. We have a diverse and extensive customer base with embedded long-term relationships, and we are a leading supplier to some of the largest companies in the aftermarket and have maintained our key relationships for approximately 20 years on average. We have supplied our largest customer, AutoZone, since it opened its first store in 1979, and we are one of its largest suppliers today, with net sales of $321.0 million, or 32.6% of our total net sales, for the Successor year ended December 31, 2012. Underscoring the value we deliver, we have been selected as the “Category Captain” for our product lines at many of our customers. In this important role, we are responsible for analyzing market data and making product recommendations for a specific product category in order to drive higher customer sales and profitability. These recommendations, which include optimal inventory level and mix, marketing and promotion concepts and product positioning, are integral to our customers’ overall product strategy and procurement practices. These “Category Captain” responsibilities position us well to profitably grow alongside our customers.

Capability to enhance customer financial and operating performance. Through our strong service and delivery capabilities, broad product coverage, high product quality, engineering resources and product management support (such as cataloging and technical support), we enhance our customers’ financial and operating performance. We supply approximately 46,800 unique part numbers, providing our customers with one of the most comprehensive product offerings in our product categories. We believe that this breadth of product numbers enables our customers to fulfill their customers’ needs often to a greater extent than many of our competitors, adding revenue and end-consumer satisfaction while providing us with higher revenue. We deliver these products at an average fill rate of approximately 97%, allowing our customers to offer the right product, at the right place, at the right time. Our ability to reliably deliver a broad variety of products in a timely fashion, evidenced by our ability to ship products within 24 to 48 hours of the order, also allows our customers to reduce their working capital investment. Additionally, we utilize a flexible branding strategy, which includes our own brands, licensed brands and private label brands to best meet the needs of our customers.

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

Currently, approximately 19% of our total workforce is located in China. In addition to our three manufacturing facilities, we have two sourcing offices in China, with low-cost product development, supplier development, engineering resources and procurement capabilities. Our world-wide distribution network allows us to achieve average fill rates of approximately 97% and provide unique direct shipment capabilities. These global capabilities enable us to provide our customers with quality components at a competitive cost on a timely basis.

Strong Adjusted EBITDA margins and cash flow profile. Our Adjusted EBITDA for the Successor year ended December 31, 2012 was $159.2 million, representing 16.2% of our net sales, and we generated net cash flow from operating activities for that period of $51.8 million. Even during the economic downturn of 2008, when we reported a net loss of $12.4 million, we achieved Adjusted EBITDA of $113.4 million, representing 12.9% of our net sales, and generated net cash flow from operating activities of $31.7 million. Our ability to generate Adjusted EBITDA margins and cash flow from operations, that we believe are strong relative to our industry, provides financial flexibility and enables us to reinvest capital in our business, support growth and finance strategic acquisitions. In addition, during the past five years, we generally have maintained relatively low capital expenditure levels of approximately 2% to 4% of net sales, further bolstering our cash flow profile. Adjusted EBITDA is a non-GAAP measure. For a definition of Adjusted EBITDA and reconciliation to net income (loss), see “Part I, Item 5. Operating and Financial Review and Prospects — Reconciliation of EBITDA to Adjusted EBITDA.”

Experienced management team supported by strong strategic ownership. Our core senior management team has an average of more than 20 years of industry experience. Under the leadership of Bruce Zorich, our Chief Executive Officer, we have achieved significant accomplishments since 2003, including:

•	increasing average fill rates from the low 90s to approximately 97%;

•	increasing annual net sales per employee from approximately $140,000 to $260,000;

•	expanding our global footprint, while reducing total facilities from 47 to 30; and

•	increasing our Adjusted EBITDA as a percentage of net sales from 13.1% in the Predecessor year ended December 31, 2003 to 16.2% for the Successor year ended December 31, 2012.

In addition, we also expect to benefit from our strategic owner’s experience and business relationships.

Our Strategy

Our objective is to continue to be a market leader by providing superior products and services to our customers while maximizing sustainable free cash flow. Over the past several years, we have invested significant resources to develop differentiated services for our customers, improve our operational efficiency and enhance our low-cost country manufacturing and sourcing capabilities. We believe these investments provide a solid foundation for profitable net sales growth and continued operational improvements as highlighted below.

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

Our managers are accountable for meeting specific cost reduction and productivity improvement targets with a portion of their compensation based on achieving these targets. In addition, we believe we will benefit from the extensive operating experience of our strategic owner, Mr. Graeme Hart, who has implemented successful cost reduction programs with existing and previously owned companies.

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

Selectively pursue opportunities outside of the retail and traditional aftermarket channels. Our product expertise and scalable platform enable us to add new customers and penetrate multiple end markets. We will continue to promote these attributes to pursue opportunities and expand our existing presence in the military, heavy-duty, power generation and other channels. We believe these opportunities will provide incremental near-term growth, visibility into technological trends and profit expansion over the long term. For example, we have been awarded long life-cycle OEM contracts with Caterpillar/Perkins, Ford and GM, some of which launched in 2012 and will reach full production in 2013.

Expand sales in international markets. We have a long-standing presence in the international light and heavy-duty vehicle aftermarket from which we generated $144.2 million of non-U.S. net sales in the Successor year ended December 31, 2012. We plan to leverage our established global footprint to significantly increase our sales to international markets. We are strategically investing in targeted international market initiatives, including increasing management resources, expanding international product offerings, leveraging internationally recognized brands, such as Luber-finer and Airtex, and expanding our international catalog.

Enhance margins through our culture of operational excellence. We believe we have developed a culture that drives ongoing cost reduction and operational improvement through investments in automation and other process enhancements and the expansion of our global low-cost manufacturing, sourcing and distribution platform. We believe that our China manufacturing and sourcing capabilities position us to realize continued cost savings. In 2012, efforts were initiated to (i) consolidate certain manufacturing operations to optimization the manufacturing footprint of our cooling systems product line and (ii) streamline the distribution footprint of our filtration product line through the strategic consolidation of certain distribution facilities with existing FRAM Group distribution facilities. In addition, we continue to execute our Product Source Optimization initiative, or PSO, launched in 2010, which utilizes our existing global footprint and unique category management insights to optimize the mix of products manufactured versus sourced and to determine the optimal manufacturing or sourcing location with a focus on increasing the utilization of our Chinese facilities. Beyond PSO, we believe that there are further cost improvements that will be captured through our collective global purchasing power, utilization of our low-cost country resources and further operational enhancements. We believe this established culture of operational excellence and specific initiatives such as PSO and the manufacturing and distribution footprint optimization will continue to drive annual cost reductions in our core operations and overhead.

Expand our platform through strategic partnerships and acquisitions. The aftermarket remains relatively fragmented and we are well positioned to capitalize on additional partnering and consolidation opportunities. An example of this strategy are the cost savings opportunities that exist from our relationship with FRAM Group, which we began implementing and realizing cost savings and efficiencies from in 2012. We and our strategic owner will continue to analyze and selectively pursue strategic opportunities where we can add value by leveraging our core competencies and realize synergies by applying our operating culture and processes to improve operating results. Our partnership and acquisition strategy also focuses on growth through product extensions that fit well within our existing distribution channels and expansion into new geographic markets.

Our Industry

We operate primarily in the North American aftermarket, which is large and fragmented. According to RL Polk, the number of vehicles in operation globally totals approximately one billion, of which approximately 249 million are located in the United States. Based on data available for 2009, we believe the addressable market for our current product lines servicing vehicles in North America represents approximately $10 billion of potential consumer spending.

The light vehicle aftermarket generally is stable and less susceptible to volatility in new vehicle sales. From 1999 to 2010 and 2010 to 2011, sales in the light-duty aftermarket grew at a CAGR of 3.9% and 4.4%, respectively, and are projected to grow at a CAGR of 3.7% between 2010 and 2015. As an example of the aftermarket’s stability, while sales of new light vehicles in North America during 2009 declined 21.2%, sales in the aftermarket declined by only 1.3% in the same period.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors:

•

Increasing global vehicle population: Growth in vehicle population represents increased demand for aftermarket parts. Registered passenger cars and light trucks in the United States increased by approximately 15% or 31 million from 2001 to 2011. According to RL Polk, light vehicles in operation in the United States are expected to grow at a projected CAGR of 3.7% between 2010 and 2015.

•

Aging of vehicle population: Average vehicle age also is a demand driver for light vehicle aftermarket parts and services. As vehicles age, increased maintenance is required, resulting in a greater demand for replacement parts. The average age of light vehicles in use in the United States grew from 9.1 years in 2000 to 11.1 years in 2011 and is expected to continue increasing due to the higher quality of vehicles sold today. Continued aging is expected to accelerate demand for aftermarket parts due to the large number of vehicles entering the prime age for maintenance (6-12 years) where warranties expire and ownership often changes hands. According to R.L. Polk, further evidence of an aging vehicle population, which can be seen in the age mix of vehicles, is the increase in the percentage of vehicles in the 11+ year old category, which has increased from 40.3% in 2006 to 46.6% in 2011 and is expected to grow at a CAGR of 3.2%.

•

Increasing vehicle miles driven: Increased vehicle usage naturally leads to greater demand for replacement parts. Miles driven in the United States has increased steadily over the last several decades. For example, between 1981 and 2010, miles driven in the United States increased at a CAGR of 2.3%, according to the U.S. Department of Transportation, and declined 3.3% in 2008, mainly due to sharp increases in fuel prices. After year-over-year increases of 1.6% in 2009 and 0.6% in 2010, which aligned with the slow but positive economic recovery, miles driven decreased 2.2% in 2011 from 2010, mainly due to increases in fuel prices and the continued weak economy in the United States. Miles driven increased 0.5% in 2012 compared to 2011 despite continued slow economic growth and fuel price pressures.

•

Growing heavy-duty aftermarket: The North American heavy-duty aftermarket is comprised of replacement parts and accessories for vehicles weighing more than 19,500 pounds. Increased North American freight activity and fleet utilization drive heavy-duty vehicle aftermarket demand. According to the American Trucking Association, truck tonnage climbed 2.3% in 2012 compared to an increase of 5.8% in 2011 reflecting remaining sluggishness in this sector. Additionally, according to the AAIA the heavy-duty vehicle aftermarket grew by approximately 4.3% in 2011 and is forecasted to grow at a CAGR of 3.7% between 2010 and 2015.

Further, we believe that aftermarket dynamics will continue to be impacted by additional longer-term trends, such as the increasing complexity of vehicles and proliferation of related parts, blurring distinctions between the retail and traditional channels and ongoing industry consolidation, resulting in a customer base with more complex needs. These trends are driving industry participants to rely on suppliers that can provide a full product portfolio across multiple channels in a timely and reliable manner. We believe that we are well positioned to capitalize on these trends as we continue to partner with our customers who are leading aftermarket participants and have been active in industry consolidation.

Products

We design, develop, manufacture and distribute replacement parts that can be used in a substantial majority of light vehicles in operation in North America, including approximately 95% of pre-2009 models. Our four product lines are filtration, fuel delivery systems, vehicle electronics and cooling systems.

Filtration

We are a leading designer and manufacturer of a broad range of filtration products for the automotive, trucking, construction, mining, agricultural, marine and other industrial markets. Our filtration product line consists of approximately 7,800 part numbers, including oil filters, air filters, fuel filters, transmission filters, cabin air filters, PCV valves, hydraulic filters, fuel dispensing filters and fuel/water separators. These products serve approximately 1,800 customers across a wide range of channels, including premier retailers as well as the heavy-duty, installer and OEM channels. Our filtration market position is bolstered by our broad portfolio of brands, which include private label brands such as ACDelco, Ford, K&N and Service Champ, national consumer brands under exclusive license, including STP and Mobil 1, and our proprietary brands, Champ, Luber-finer, ACE and Kleener.

We have established ourselves as a low-cost provider in the aftermarket for filters by making significant investments in high-speed automated filter lines, low-cost country sourcing and increased manufacturing capabilities and efficiencies.

Fuel Delivery Systems

We are a leading provider of fuel delivery systems for the aftermarket and strategic OEM applications, supplying approximately 1,700 part numbers to approximately 800 customers. Our fuel delivery systems are distributed under the proprietary brands Airtex and Master Parts as well as certain private labels, such as CARQUEST and NAPA.

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

Vehicle Electronics

We are a leading designer and manufacturer of a broad line of vehicle electronics components for aftermarket and OEM applications. Vehicle electronics components include distributor caps and rotors, ignition coils, electronic controls, sensors, emissions components, solenoids, switches, voltage regulators and wire sets. These components are primarily used to regulate the ignition, emissions and fuel management functions of the engine and determine vehicle performance. By supplying over 36,000 part numbers to approximately 340 customers, we believe that we have one of the industry’s most comprehensive lines of highly engineered vehicle electronics products for use in a broad range of vehicle platforms. Our portfolio of brands in our vehicle electronics product line includes our Wells and Airtex Engine Management proprietary brand names and certain private labels, such as CARQUEST and Duralast.

Given the increase in vehicle variety, complexity and electrical content over the last decade, the vehicle electronics product line is expected to grow as these new applications enter the light vehicle aftermarket.

Cooling Systems

We believe, based on management estimates, that we are the largest manufacturer of new light vehicle aftermarket cooling systems in the world, supplying approximately 1,300 part numbers to over 1,000 customers under our Airtex, ASC and Master Parts brands as well as private labels, such as CARQUEST. In addition to the aftermarket, we manufacture cooling systems for strategic OEM applications.

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

Sales Channels and Customers

We capture demand throughout the life cycle of a vehicle by diversifying our sales among the various aftermarket sales channels. In the early part of a vehicle’s life, the OES channel services a significant percentage of aftermarket vehicle maintenance and repair volume as the vehicle is still under the OEM warranty period. As vehicles age and the OEM warranty expires, consumers increasingly rely on the traditional and retail aftermarket channels for vehicle repair and maintenance.

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

Light Vehicle Aftermarket Channel Overview

Retail

The retail channel is our largest channel, representing approximately 46% of our 2012 net sales, and historically has provided us with a steadily increasing revenue stream. As retailers become increasingly focused on consolidating their supplier base, we believe that our category management, broad product offering, product quality and customer-focused service make us increasingly valuable to these customers. One of our longest-standing customers is AutoZone, which we have been supplying since the opening of its first store in 1979. We believe that we are one of the few suppliers in the industry that can consistently provide AutoZone with the levels of quality, customer service and product breadth that AutoZone requires, which is substantiated by our receipt of multiple honorary awards from AutoZone based on our service, including the “Extra Miler” Award 2007 and 2008, “Vendor of the Year” Award 2008, “What it Takes to do the Job Right” Award 2008, “What it Takes to do the Job Right” Award in 2010 and 2011, “Largest Increase in Application Coverage” in 2011 from AutoZone Mexico, and “Content Vendor of the Year” in 2012. Other honorary awards we have received in the retail channel include O’Reilly Auto Parts “Changeover Award” in 2009 for work with O’Reilly Auto Parts’ acquisition of CSK, O’Reilly Auto Parts “Vendor of the Year 2006”, Advance “Vendor of the Year” 2010, 2007 and 2005, “Best New Vendor of the Year” and “Marketing Vendor of the Year” in 2010 from Alliance Group, “2010 Vendor of the Year” from National Pronto Group, “2010 Fill Rate Award” from Uni-Select USA, “2011 New Packaging Showcase Award” from the Automotive Aftermarket Products Expo and “Best Use of YouTube Video” from Automotive Communications Council/Car Care Council Business-to-Consumer Award in 2012. We have successfully developed specific strategies to assist our retail customers with sales growth within our product lines that often exceeds growth in non-UCI product lines through category management, a key differentiator in the industry.

Traditional

The traditional channel is comprised of established warehouses and installers and represented approximately 20% of our 2012 net sales. The traditional channel is important to us because it is the primary source of products for professional mechanics, or the DIFM market. We have many long-standing relationships with leading customers in the traditional channel, such as CARQUEST and NAPA, to whom we have sold products for over 20 years. We believe that our product depth and outstanding product quality place us in a strong position in this channel, allowing us to further capitalize on the growth of the traditional channel within the aftermarket. We believe that professional mechanics place a premium on the quality of a product and unlike the retail channel, these users require manufacturers to provide a high level of individual customer service, including field support and product breadth. Awards from customers in the traditional channel include: CARQUEST “Vendor of the Year” Award 2005; NAPA “Excellence in Shipping Performance” Award 2005; Automotive Distribution Network “Preferred Vendor” Award 2005; Channel Partner “Outstanding Shipping Performance” Award 2012; NAPA “Canada Shipping Performance” Award 2012; Babcox Publishing “AMN Newsmaker of the Year” Award 2012, National Association of Autoparts Service Shops “National Prize of Quality” Award 2012 and “Finalist of the Pilot 2012” Award for logistic excellence from Spain.

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

OES

The OES channel is comprised of a diverse mix of dealership service bays in the automotive, truck, motorcycle and watercraft vehicle markets, and represented approximately 7% of our 2012 net sales. A substantial majority of our OES net sales were derived from sales of filtration products and cooling systems. Our position in this channel allows us to capitalize on vehicle maintenance in the early years of a vehicle’s life, when the vehicle is under warranty and the consumer typically returns to the dealer for routine maintenance. We utilize our industry leading direct ship logistics capability to allow these customers to reduce their overall working capital investment and improve their product flow. Our most significant OES channel customers include service parts operations associated with companies such as GM, Ford and Chrysler. Our vehicle electronics business received the Certificate of Excellence Gold Supplier Status” in 2012 and the Gold Award for Outstanding On-Time Shipping Performance from GM in 2011.

Heavy-Duty Vehicle Aftermarket

We believe the large and highly fragmented heavy-duty vehicle aftermarket channel, which accounted for approximately 8% of our 2012 net sales, provides us with another strong opportunity for growth. Heavy-duty truck owners tend to be less price-sensitive and more diligent about maintenance of their vehicles than vehicle owners in other markets. We believe we have developed a well-recognized brand presence in this channel with our Luber-finer brand of filtration products which has further opportunity for growth given our relatively small market share in this channel both domestically and internationally. We supply several points within the channel, including large distributors such as FleetPride and TruckPro as well as individual service depots. In 2009, this channel suffered from a significant reduction in freight demand in North America and as a result, many vehicles were parked, making routine maintenance unnecessary. Since then, freight demand has shown year-over-year recovery and we believe that we are well positioned to benefit as this market continues to recover.

Original Equipment Manufacturers

The OEM channel comprised approximately 9% of our 2012 net sales. We selectively participate in this channel to gain visibility into emerging product trends and to strengthen our credibility in the aftermarket as an OEM supplier where we believe that we can achieve our targeted margins. We sell products to a strategic mix of OEMs, enabling us to capitalize on a number of different opportunities and market shifts. Our OEM products are sold to end-users within each of the following categories:

•	Automotive: Ford, GM and Remy

•	Heavy-duty Truck: Caterpillar/Perkins, Freightliner and Parker-Hannifin

•	Motorcycle: Harley-Davidson and Kawasaki

•	Recreational Equipment: Onan and Polaris

•	Agriculture: Deere and Kubota

•	Marine: Mercury Marine and Sierra Supply

•	Lawn and Garden: Briggs and Stratton, Deere and Kohler

We are benefiting from the recent OEM channel recovery following the difficult economic environment in 2008 and early 2009. In addition, we have recently been awarded new long life-cycle OEM contracts with Caterpillar/Perkins, Ford and GM in our cooling systems and fuel delivery systems product lines, some of which launched in 2012 and will reach full production in 2013.

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

Sales and Marketing

We market our products to a wide range of customers across a variety of global sales channels. To effectively address the requirements of our customers and end-users, we organize our team of over 200 employees and independent representatives primarily by sales channel and secondarily by product line. Each sales group and representative is uniquely qualified to sell all of our products and has specific expertise to focus on the requirements of their particular sales channel and market, bolstering our market positions. In addition, we have a centralized in-house sales force for selected markets, including regional traditional channel participants and international customers. We have a dedicated marketing group that promotes our products through selected activities including extensive cataloging, industry trade shows and print media. We are increasing our efforts in selected international markets by investing in an expanded international catalog and strategic management additions. The following table reflects our net sales by region for the Successor year ended December 31, 2012, the Combined Year Ended December 31, 2011 and the Predecessor year ended December 31, 2010 (in millions):

	Year Ended December 31,
	2012	2011	2010
United States	$840.3	$835.0	$805.4

Canada	32.7	32.6	31.4
Mexico	22.2	26.2	23.5
United Kingdom	12.2	15.1	15.6
France	11.7	13.8	10.7
Germany	8.9	7.6	6.5
China	8.5	6.9	3.5
Spain	4.6	5.4	4.4
Other	43.4	46.4	44.0

All non-U.S.	144.2	154.0	139.6

Total	$984.5	$989.0	$945.0

Operations

We have a global and low-cost manufacturing, procurement and distribution platform, including an approximate 20-year presence in both China and Mexico. We have invested significantly in automation throughout our operations as part of our culture of operational excellence. This culture relies on continuous improvement in quality, inventory management, customer delivery and maximizing plant utilization. We have made substantial progress in improving our cost structure and overall productivity and our results reflect the related benefits realized to date.

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

We have a world-wide distribution network, including our own facilities in North America, Europe and Asia, in addition to strategic distributor relationships on other continents. This network provides us the capability to efficiently distribute our products on a global basis, while maintaining average fill rates of approximately 97%. We have a unique capability to direct ship on a daily basis to individual customer service locations, bypassing their distribution network, thereby reducing their inventory levels and logistics costs. For example, we currently direct ship products on a daily basis to over 5,900 service locations for one of our customers.

We provide extensive technical and installation support to our customers and end-users, including product training and toll-free technical service lines manned by our own personnel.

Suppliers and Raw Materials

We purchase various raw materials, components and finished goods for use in our manufacturing processes as well as purchase finished products for resale. In 2012, we procured goods and services from approximately 1,500 suppliers. Our raw materials include hot roll steel and other commodities such as aluminum, iron, resin, rubber and multiple petrochemical products, including packaging materials and media. During periods of peak demand for our raw materials, we experience significant price volatility, increases and/or surcharges. More recently, the volatility associated with many of the commodities in our business has been coupled with supply and demand issues resulting in increased prices for some of the materials we use. While we have been, and expect to continue to be, able to obtain sufficient quantities of these raw materials to satisfy our needs, due to volatility and allocation, we may be required to pay higher prices and/or be required to purchase across multiple suppliers adding complexity into the supply chain, or have difficulty procuring these raw materials. Historically, we have been able to pass a portion of higher commodity prices on to our customers through contractual clauses or negotiated price increases.

Trademarks and Patents

We rely on a combination of patents, trademarks, copyright and trade secret protection, employee and third-party non-disclosure agreements, license arrangements and domain name registrations to protect our intellectual property. We sell many of our products under a number of registered trademarks, which we believe are widely recognized in the sales channels we serve. No single patent, trademark or trade name is material to our business as a whole. See “Litigation – Patent Litigation” for more information.

Employees

As of December 31, 2012, 2011 and 2010, we had approximately 3,800, 3,800 and 3,900 employees, respectively. In 2012, 2011 and 2010, approximately 69%, 75% and 75%, respectively, of our workforce was located in the U.S. and approximately 19%, 15% and 15%, respectively, was located in China. As of December 31, 2012, approximately 13% of our workforce was represented by union affiliations and collective bargaining agreements at two of our U.S. manufacturing locations. The collective bargaining agreement for our Fond du Lac, Wisconsin plant was renewed in April 2012 and will expire in April 2015. The collective bargaining agreement for our Fairfield, Illinois plant expires in August 2013. Management considers our labor relations to be good and our labor rates competitive.

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

We are currently investigating and/or remediating, or are otherwise currently responsible for, contamination at several sites for which management believes it has adequate reserves. One of these sites is a former facility in Edison, New Jersey, where a state agency has ordered us to continue with the monitoring and investigation of chlorinated solvent groundwater contamination. We are analyzing what further investigation and remediation, if any, may be required at this site. We also have certain responsibilities for contamination identified at a previously owned site in Solano County, California. At the request of the regional water board, we are investigating and analyzing the nature and extent of the chlorinated solvent groundwater contamination at the site and are conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of these matters will not exceed the amounts accrued at December 31, 2012 by a material amount, if at all. See Note 14 to the consolidated financial statements included elsewhere in this annual report for details regarding such accrued amounts.

Litigation

Antitrust Litigation

Starting in 2008, UCI and its wholly-owned subsidiary, Champion, were named as defendants in numerous antitrust complaints originally filed in courts around the country. The complaints allege that several defendant filter manufacturers engaged in price fixing for aftermarket automotive filters in violation of Section 1 of the Sherman Act and/or state law. Some of these complaints are putative class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999 to March 8, 2012. Others are putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, from 1999 to March 8, 2012. The complaints seek treble damages, an injunction against future violations, costs and attorney’s fees.

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

On April 14, 2011, the court entered a 90-day stay of all proceedings in all actions consolidated in the Northern District of Illinois by the JPML. The parties to these consolidated actions jointly requested this stay in light of a pending criminal investigation by the United States Attorney’s Office of the Eastern District of Pennsylvania into evidence and statements related to William G. Burch. On June 21, 2011, the United States Attorney’s Office of the Eastern District of Pennsylvania charged William G. Burch with knowingly and willfully making false and fraudulent statements to the Antitrust Division of the Department of Justice with the intent to impede the Antitrust Division’s investigation. On June 29, 2011, William G. Burch pleaded guilty to these charges.

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

On February 9, 2012, the parties announced that Champion and two other defendants had reached an agreement in principle with all plaintiffs to settle the remaining actions. On March 8, 2012, the parties executed a settlement agreement. On April 24, 2012, the court granted preliminary approval of the proposed settlements with each of the putative classes. On July 31, 2012, pursuant to the terms of the settlement, the court dismissed with prejudice the State of Florida’s claims against Champion. On October 10, 2012 and October 25, 2012, the court entered orders approving the settlements with the direct purchaser and the indirect purchaser plaintiffs, respectively, certifying the settlement classes and dismissing the actions with prejudice. The periods for appeal of these orders expired on November 2, 2012 and November 26, 2012, respectively, without any notice of appeal having been filed.

On September 28, 2012, the court amended its preliminary approval of the gas retailer plaintiffs’ settlement to extend the deadline for mailing the notice to potential class members from June 19, 2012 to October 3, 2012, and extended the deadline for objections to or requests for exclusion from the proposed settlement from August 3, 2012 to November 9, 2012. On November 28, 2012, the court entered an order approving the settlement, certifying the settlement class and dismissing the action with prejudice. The period for appeal of this order expired on December 28, 2012, without any notice of appeal having been filed.

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

On June 10, 2010, the Office of the Attorney General for the State of Washington issued an Antitrust Civil Investigative Demand to Champion requesting documents and information related to the sale of oil, air, fuel and transmission filters. Champion has been informed by the Attorney General’s office that the investigation has been closed.

The Antitrust Division of the Department of Justice (“DOJ”) investigated the allegations raised in these suits and certain current and former employees of the defendants, including Champion, testified pursuant to subpoenas. On January 21, 2010, DOJ sent a letter to counsel for Champion stating that “the Antitrust Division’s investigation into possible collusion in the replacement auto filters industry is now officially closed.”

During the Successor year ended December 31, 2012, we incurred post-trial costs of $1.2 million. During the fourth quarter of 2011, we recorded a provision of $7.8 million related to the February 9, 2012 settlement agreement. During the Successor year ended December 31, 2011, the Predecessor period January 1, 2011 through January 25, 2011 and the Predecessor year ended December 31, 2010, we incurred $3.9 million, $0.8 million and $7.2 million, respectively, defending against these claims. These amounts are included in “Antitrust litigation costs” in the consolidated statements of comprehensive income (loss) included elsewhere in this annual report.

Value-added Tax Receivable

A wholly-owned Mexican subsidiary of Champion has outstanding receivables denominated in Mexican pesos in the amount of $2.1 million from the Mexican Department of Finance and Public Credit currently recorded in the consolidated balance sheet as of December 31, 2012. The receivables relate to refunds of Mexican value-added tax, to which Champion believes it is entitled in the ordinary course of business. The local Mexican tax authorities rejected the claims for these refunds, and the Mexican subsidiary commenced litigation in the regional federal administrative and tax courts to order the local tax authorities to process these refunds. In September 2012, the tax court found in favor of the Mexican subsidiary in the largest of the three claims ruling that the Mexican subsidiary is entitled to a refund of $2.1 million (27.0 million Mexican pesos). The Mexican tax authorities did not appeal the ruling and we expect a refund in 2013. During 2012, the Mexican subsidiary lost rulings on claims of $0.8 million (9.8 million Mexican pesos) without recourse. There are also claims totaling $0.3 million (3.7 million Mexican pesos) pending final rulings by the tax courts. No adjustment has been made to the refund receivable due to continued uncertainties surrounding the collectability of the remaining claims.

Patent Litigation

Champion was a defendant in litigation with Parker-Hannifin pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringed a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of $6.5 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million in damages and a permanent injunction. Both parties filed post-trial motions. Parker-Hannifin sought treble damages and attorneys’ fees. Champion sought a judgment as a matter of law on the issues of infringement and patent invalidity. On March 17, 2011, the court issued an order denying Champion’s motion for a judgment at law and awarding Parker-Hannifin an additional $3.3 million in damages plus attorneys’ fees, originally estimated to be $1.5 million and later revised to record an additional $0.5 million provision. Given that this litigation existed at the date of the UCI Acquisition, the additional $0.5 million provision was recorded in the Predecessor statement of comprehensive income (loss) for the period January 1, 2011 through January 25, 2011. On April 15, 2011, Champion appealed the court order and the appeals court subsequently ordered the parties to enter into court-sponsored mediation. On July 18, 2011, Champion and Parker-Hannifin reached a settlement of this litigation, as well as other disputes between the companies. The settlement included the payment of $9.0 million by Champion to Parker-Hannifin, $0.5 million in discounts granted to Champion for future purchases by Champion of Parker-Hannifin products, and the dismissal with prejudice of this case and certain other cases between the companies. Champion made the $9.0 million payment during the third quarter of 2011. During the Successor year ended December 31, 2011, Champion incurred post-trial costs of $0.4 million. During the Predecessor year ended December 31, 2010, Champion incurred post-trial costs of $1.1 million. These costs are included in “Patent litigation costs” in the consolidated statements of comprehensive income (loss) included elsewhere in this annual report.

Product Recall

During the Successor year ended December 31, 2012, Holdings recalled certain defective products manufactured by Holdings’ Chinese operations and distributed by a Holdings’ Spanish subsidiary. In the Successor year ended December 31, 2012, Holdings recorded a provision of $1.2 million for this matter. As of December 31, 2012, Holdings had paid $0.3 million of costs related to this matter. Due to the uncertainties inherent in this matter, the estimates are subject to change, which could be significant. Holdings believes that it has insurance coverage for a significant percentage of the costs related to this matter. As of the date of this annual report, Holdings has not confirmed the amount of any potential insurance reimbursement and therefore no insurance recovery has been recorded.

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

Property, Plant and Equipment

We currently maintain 19 manufacturing facilities, 14 of which are located in North America, two in Europe and three in China. In addition, we maintain 11 distribution and warehouse facilities. Listed below are the locations of our principal manufacturing facilities:

Location	Owned/Leased	Square Footage	Products Manufactured
North America
Albion, Illinois I	Owned	319,000	Spin-on Oil Filters; Heavy-duty Lube Filters; Micro Glass Elements
Albion, Illinois II	Owned	53,000	Spin-on Oil Filters; Poly Panel Air Filters
Albion, Illinois III	Owned	50,000	Heavy-duty Lube Units; Round Air Filters
Albion, Illinois IV	Owned	101,000	Heavy-duty Air Filters; Radial Air Filters; Automotive Conical and Radial Air Filters
Shelby Township, Michigan	Leased	30,000	Auto Fuel Filters
West Salem, Illinois	Owned	176,000	Heavy-duty Lube Filters; Spin-on Oil Filters
York, South Carolina	Owned	187,000	Auto Spin-on Oil Filters
Fairfield, Illinois I	Owned	183,000	Electric and Mechanical Fuel Pump Components
Fairfield, Illinois II	Owned	457,000	Electric Fuel Pump Assemblies and Components; Mechanical Fuel Pumps and Components
North Canton, Ohio	Leased	285,000	Water Pump Assemblies
Puebla, Mexico	One Owned / One Leased	145,000	Gray Iron Foundry Castings and Pump Assemblies; Water Pump Assemblies and Components
Fond du Lac, Wisconsin I	Owned	230,000	Screw Machining and Stampings
Fond du Lac, Wisconsin II	Owned	36,000	Electronic Controls; Sensors; Voltage Regulators
Reynosa, Mexico	Owned	108,000	Coils; Distributor Caps and Rotors; Sensors; Solenoids; Switches and Wire Sets;
Europe
Mansfield Park, United Kingdom	Leased	100,000	Radial Seal Air Filters; Poly Panel Air Filters; Heavy-duty Air Filters; Dust Collection Filters
Zaragoza, Spain	Leased	86,000	Water Pump Assemblies; Gray Iron Foundry Castings; Water Pump Assemblies and Components
China
Tianjin, China	Land leased/Building owned	162,000	Water Pump Components
Tianjin Economic Development Areas, China	Leased	60,000	Fuel Pump Components
Wujiang, China	Leased	35,000	Light-duty Panel Air Filters

During the third quarter of 2012, construction began on a building at the site of our existing Fond du Lac, Wisconsin II facility listed in the table above. The building is scheduled to be completed during 2013 at an estimated cost of $7.1 million, of which $1.0 million, net of proceeds from grants and an economic development loan, had been incurred as of December 31, 2012. The new building is to be used to house administrative offices and replace the Fond du Lac, Wisconsin I facility. The building costs are to be financed by a $1.0 million grant from the city of Fond du Lac, Wisconsin, a $0.5 million loan from the Fond du Lac County Economic Development Corporation, available cash and cash flows from operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Part I, Item 3. Key Information — Risk Factors,” “Forward-Looking Statements” and other matters included elsewhere in this annual report. In addition, the following discussion covers periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the Transactions had and will have on us, including significantly increased leverage and liquidity requirements. See “— Liquidity and Capital Resources” below for a discussion of new indebtedness that we incurred and former indebtedness that we repaid as part of the Transactions. The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this annual report, as well as the information presented under “Part I, Item 3. Key Information — Selected Historical Consolidated Financial Data.”

Overview

We are a leading supplier to the light-and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. For the Successor year ended December 31, 2012, 82% of our net sales were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment. We believe we have one of the most comprehensive product lines in the aftermarket, offering approximately 46,800 unique part numbers that we deliver at an industry leading average fill rate of approximately 97%.

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

The audited consolidated financial statements of Holdings as of December 31, 2012 and 2011, the years ended December 31, 2012 and 2011 and the period November 26, 2010 through December 31, 2010, included elsewhere in this annual report, represent those of the Successor. Because Holdings was formed on November 26, 2010 in connection with the Transactions, it has no financial statements as of or for periods ended prior to that date. Prior to the UCI Acquisition, Holdings generated no revenue and incurred no expenses other than merger and acquisition costs related to the UCI Acquisition. The UCI Acquisition occurred on January 26, 2011. As such, Holdings’ results of operations for the year ended December 31, 2011 include the results of operations of UCI International only from the date of the UCI Acquisition.

The audited consolidated financial statements of Holdings were prepared using the acquisition method of accounting. Under the acquisition method of accounting, the purchase price is required to be allocated to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair market values as of the date of the acquisition, with any excess purchase price allocated to goodwill.

The audited consolidated financial statements of UCI International as of December 31, 2010 and for the period January 1, 2011 through January 25, 2011 and the year ended December 31, 2010, included elsewhere in this annual report, represent those of the Predecessor and have been prepared based upon the historical carrying amounts of assets and liabilities of UCI International.

Components of Comprehensive Income (Loss)

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

Historical highs in crude oil prices experienced in 2008 and corresponding historical highs at that time in retail gasoline prices at the pump negatively impacted consumers’ driving and vehicle maintenance habits. From 2008 to 2009 and from 2009 to 2010, miles driven experienced year-over-year increases of 1.6% and 0.6%. Miles driven in 2011, as reported by the Department of Energy, decreased 2.2% as compared to 2010. However, miles driven in 2012, as reported by the Department of Energy, increased 0.5% compared to 2011.

Our net sales are impacted by consumer discretionary spending for auto repair by the end-users of our products. For example, during the years 2009 through 2011, general consumer discretionary spending was reduced by significant increases in U.S. average gasoline prices at the pump, which increased approximately 83% due in part to the impact on oil prices of the political turmoil in North Africa and the Middle East. During 2012, U.S. average gasoline prices at the pump continued to be fairly volatile, nearing the record highs experienced in 2008 before settling at a modest 1% increase in December 2012 compared to December 2011.

We believe that we have leading market positions in our primary product lines, based on management estimates, and we continue to expand our product and service offerings to meet the needs of our customers. We believe that a key competitive advantage is that we have one of the most comprehensive product offerings in the vehicle replacement parts market, consisting of approximately 46,800 parts. This product breadth, along with our extensive manufacturing and distribution capabilities, product innovation and reputation for quality and service, makes us a leader in our industry.

However, it is also important to note that net sales to AutoZone accounted for 32.6%, 32.3% and 31.2% of our total net sales in the Successor year end December 31, 2012, the Combined Year Ended December 31, 2011 and the Predecessor year ended December 31, 2010, respectively. AutoZone is considered to be a leader in the North American aftermarket and, as with all of our customers, we make efforts to maintain and strengthen our relationship with AutoZone. Our failure to maintain a favorable relationship with AutoZone would result in a significant decrease in our net sales. Even if we maintain our relationship, this sales concentration with one customer increases the potential impact to our business that could result from any changes in the economic terms of this relationship or a change in AutoZone’s business.

Cost of Sales

Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials, direct and indirect labor and benefit costs, supplies, utilities, freight, depreciation, insurance and other costs. Cost of sales also includes all costs to procure, package and ship products that we purchase and resell.

We have experienced increases in certain commodities costs and extended lead times as the result of suppliers having reduced capacity during the economic downturn and a slight recovery being experienced in the general economy. In addition, we have experienced longer lead times and expedited freight costs due to logistics constraints with shipping product from China. Continued economic recovery would likely increase the demand for many of the commodities used in our business. While we have been, and expect to continue to be, able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in further cost increases and may make procurement more difficult in the future.

In addition to the adverse impact of increasing commodities and energy costs, we have been adversely affected in the past by changes in foreign currency exchange rates, primarily relating to the Mexican peso and changes in currency policy by the Chinese government. Historically, our Mexican operations have sourced a significant amount of inventory from the United States. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the period September 30, 2008 through March 31, 2009, the U.S. dollar strengthened against the Mexican peso by approximately 33%. During the period March 31, 2009 through December 31, 2010, the U.S. dollar weakened against the Mexican peso by approximately 16%, partially offsetting the trend experienced in the prior six months. During the year ended December 31, 2011, the U.S. dollar strengthened against the Mexican peso by approximately 11%. During the Successor year ended December 31, 2012, the U.S. dollar weakened against the Mexican peso by approximately 7%, primarily driven by a 7% devaluation of the Mexican peso in the third quarter of 2012. During 2012, we approved and announced a restructuring plan affecting our Mexican operations, which will result in a reduction in the amount of U.S. sourced inventory purchased by our Mexican operations, therefore reducing our currency exposure risk related to these inventory purchases.

In addition to the exchange rate impacts of the Mexican peso, the value of the Chinese yuan increased approximately 8% during the period July 1, 2010 through December 31, 2012 as a result of the Chinese government changing during the third quarter of 2010 its policy on “pegging” the yuan against the US. dollar. As a result of the strengthening of the Chinese yuan against the U.S. dollar, the costs of goods imported from China that are denominated in Chinese yuan have increased.

Generally, we attempt to mitigate the effects of cost increases and currency changes via a combination of design changes, material substitution, global resourcing efforts, other cost savings initiatives and increases in the selling prices for our products. With respect to pricing, it should be noted that, while the terms of supplier and customer contracts and special pricing arrangements can vary, generally a time lag exists between when we incur increased costs and when we might recover a portion of the higher costs through increased pricing. This time lag typically spans a fiscal quarter or more, depending on the specific situation. We continue to pursue efforts to mitigate the effects of any cost increases; however, there are no assurances that we will be successful. To the extent that we are unsuccessful, our profit margins will be adversely affected, and even if we are successful in maintaining our gross margin dollars, our gross margin percentages will decline. Because of uncertainties regarding future commodities and energy prices, and the success of our mitigation efforts, it is difficult to estimate the impact of changes in commodities and energy costs on future operating results.

We implemented a number of cost savings initiatives in recent years to align our cost structure with current business levels and we continued to implement costs savings initiatives throughout 2012. Cost savings initiatives included workforce reductions in both direct and indirect manufacturing headcounts. Also, effective January 1, 2012, we implemented wage freezes and suspended certain matching contributions to defined contribution and profit sharing plans. Effective March 15, 2012, certain of our defined benefit retirement plans were amended to freeze the plans for all non-union participants and were replaced with an enhanced benefit under our defined contribution plans. Tight controls over discretionary spending are expected to continue. These cost savings actions helped offset the adverse impact of higher material costs.

We have begun to realize cost savings and operational efficiencies related to cost sharing and manufacturing arrangements with FRAM Group. See further discussion under “Liquidity and Capital Resources – Cost Sharing and Manufacturing Arrangements with FRAM Group.” More recently, we have conducted a comprehensive review of our business with the assistance of third party consultants and have identified a number of potential profit improvement opportunities. We have detailed plans regarding these opportunities that are currently being implemented.

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

Accounting for Business Combinations

We account for business combinations, where the business is acquired from an unrelated party, under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets, and liabilities assumed is allocated to goodwill.

The allocation of purchase price to the fair value of assets acquired and liabilities assumed involves assessments of the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition. Where appropriate, we consult with external advisors to assist in the determination of fair value. For non-observable market values, fair value has been determined using acceptable valuation principles (e.g., relief from royalty method). Subsequent changes in our assessments may trigger an impairment loss that would be recognized in the statement of comprehensive income (loss).

Goodwill and acquired indefinite life intangible assets are not amortized. Other acquired intangible assets with finite lives are amortized over the period of expected benefit in relation to the pattern in which the intangible assets are consumed.

The results of operations for businesses acquired are included in Holdings’ financial statements from the date of the acquisition.

Revenue Recognition

We record sales, including related party sales to FRAM Group, when title has transferred to the customer, the sales price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured. Our related party sales to FRAM Group are entered into on an arm’s-length basis documented by product purchase orders.

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

Our customers have the right to return parts that are covered under our standard warranty within stated warranty periods. Our customers also have the right, in varying degrees, to return excess quantities of product. Credits for parts returned under warranty and parts returned because of customer excess quantities are estimated and recorded as a reduction to sales at the time of the related sales. These estimates are based on historical experience, current trends and our expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts and circumstances that give rise to the revision become known. Any significant increase in the amount of product returns above historical levels could have a material adverse effect on our financial results. Our product returns accrual was $46.0 million at December 31, 2012. A hypothetical 10% increase in the product returns accrual would decrease our pre-tax earnings by $4.6 million.

The table below provides a summary reconciliation of sales to net sales for the Successor year ended December 31, 2012, the Combined Year Ended December 31, 2011 and the Predecessor year ended December 31, 2010 (in millions):

	Year Ended December 31,
	2012	2011	2010
Sales	$1,083.3	$1,126.1	$1,074.2
Provision for warranty costs and sales returns	(40.6)	(64.6)	(70.6)
Provision for customer contractual sales deductions	(50.9)	(67.2)	(49.7)
New business costs and other	(7.3)	(5.3)	(8.9)

Net sales	$984.5	$989.0	$945.0

Inventory

We record inventory at the lower of cost or market. Cost is principally determined using standard cost, which approximates the first-in, first-out method. Estimated market value is based on assumptions for future demand and related pricing. If actual market conditions are less favorable than those projected by management, reductions in the value of inventory may be required.

Impairment of Goodwill and Identifiable Intangible Assets

Goodwill is subject to annual review unless conditions arise that require a more frequent evaluation. The review for impairment is either a qualitative assessment or a two-step process. If we choose to perform a qualitative assessment and determine that the fair value more likely than not exceeds the carrying value, no further evaluation is necessary. For the two-step process, the first step is to compare the estimated fair value of the business with the recorded net book value (including the goodwill). If the estimated fair value of the company is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value of the company is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In this second step, the implied fair value of goodwill is calculated as the excess of the fair value of the business over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the book value of the goodwill, the difference is recognized as an impairment loss.

We perform our annual goodwill impairment review as of December 31 each year using discounted future cash flows, unless conditions exist that would require a more frequent evaluation. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows, discount rates commensurate with the risks involved in the assets, future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative costs, and income and other taxes. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage our business, there is significant judgment in determining the cash flows. Based upon the results of the annual impairment review as of December 31, 2012, it was determined that the fair value of our business exceeded the carrying value of its net assets, therefore there was no impairment of goodwill recorded. A hypothetical 10% decrease to the fair value of our business would not have triggered an impairment of goodwill.

Trade names with indefinite lives are tested for impairment annually as of December 31, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If we conclude that there has been impairment, we will write down the carrying value of the asset to its fair value.

We also evaluate those trade names with indefinite lives to determine whether events and circumstances continue to support the indefinite lives. We have concluded that events and circumstances continue to support the indefinite lives of these trade names.

Retirement Benefits

Pension obligations are actuarially determined and are affected by assumptions including discount rate, life expectancy, annual compensation increases and the expected rate of return on plan assets. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of pension expense we recognize in future periods.

Post-retirement benefit obligations are actuarially determined and are based on assumptions including discount rate, life expectancy and health care cost trends. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of expense we recognize in future periods.

Insurance Reserves

Our insurance policies for workers’ compensation, automobile, product and general liability include high deductibles (up to $0.5 million) for which we are responsible. Deductibles for which we are responsible are recorded in accrued expenses. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims and incurred but not yet reported claims. External actuaries are used to assist us in estimating these losses. Our self-insured insurance reserves, including group medical insurance reserves, were $9.2 million at December 31, 2012. A hypothetical 10% increase in the insurance reserve would decrease our pre-tax earnings by $0.9 million.

Environmental Expenditures

Our expenditures for environmental matters fall into two categories. The first category is routine compliance with applicable laws and regulations related to the protection of the environment. The costs of such compliance are based on actual charges and do not require significant estimates.

The second category of expenditures is for matters related to investigation and remediation of contaminated sites. The impact of this type of expenditure requires significant estimates by management. The estimated cost of the ultimate outcome of these matters is included as a liability in our December 31, 2012 and 2011 consolidated balance sheets. This estimate is based on all currently available information, including input from outside legal and environmental professionals, and numerous assumptions. Management believes that the ultimate outcome of these matters will not exceed the $1.5 million accrued at December 31, 2012 by a material amount, if at all. However, because all investigation and site analysis has not yet been completed and because of the inherent uncertainty in such environmental matters and any related litigation, there can be no assurance that the ultimate outcome of these matters will not be significantly different than our estimates.

Results of Operations

The following table was derived from the consolidated statements of comprehensive income (loss) for the Successor years ended December 31, 2012 and 2011, the Successor period November 26, 2010 through December 31, 2010, the Predecessor period January 1, 2011 through January 25, 2011 and the Predecessor year ended December 31, 2010. The column titled “Combined” presents a Non-GAAP financial measure, and the following discussions of “Combined” results is included for purposes of providing additional analysis. The “Combined” results do not purport to be on a pro forma basis. The “Combined” information is presented to provide a more meaningful comparison discussion against the Successor year ended December 31, 2012 and the Predeccesor year ended December 31, 2010. The amounts are presented in millions of dollars.

	Successor	Combined	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2011	November 26, 2010 through December 31, 2010	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Net sales	$984.5	$989.0	$910.2	$—	$78.8	$945.0
Cost of sales	746.0	770.7	710.4	—	60.3	708.6

Gross profit	238.5	218.3	199.8	—	18.5	236.4
Operating expenses
Selling and warehousing	(67.4)	(71.3)	(66.2)	—	(5.1)	(60.5)
General and administrative	(58.6)	(45.2)	(41.6)	—	(3.6)	(43.0)
Amortization of acquired intangible assets	(22.2)	(20.8)	(20.4)	—	(0.4)	(5.2)
Merger and acquisition costs	—	(16.5)	(11.3)	(1.3)	(5.2)	—
Restructuring costs, net	(5.9)	(1.3)	(1.3)	—	—	(1.7)
Stock-based compensation expense	—	(15.1)	—	—	(15.1)	(0.4)
Trademark impairment loss	—	(3.8)	(3.8)	—	—	—
Patent litigation costs	—	(0.9)	(0.4)	—	(0.5)	(5.9)
Antitrust litigation costs	(1.2)	(12.5)	(11.7)	—	(0.8)	(7.2)

Operating income (loss)	83.2	30.9	43.1	(1.3)	(12.2)	112.5
Interest expense, net	(54.8)	(56.4)	(51.7)	—	(4.7)	(60.8)
Management fee expense	—	(0.1)	—	—	(0.1)	(2.0)
Loss on early extinguishment of debt	—	(24.2)	—	—	(24.2)	(8.7)
Debt commitment fees	—	(5.9)	(5.9)	—	—	—
Miscellaneous, net	(6.2)	(5.7)	(5.0)	—	(0.7)	(3.5)

Income (loss) before income taxes	22.2	(61.4)	(19.5)	(1.3)	(41.9)	37.5
Income tax (expense) benefit	(7.6)	14.9	0.9	—	14.0	(14.5)

Net income (loss)	$14.6	$(46.5)	$(18.6)	$(1.3)	$(27.9)	$23.0

Comprehensive income (loss)	$5.5	$(80.3)	$(53.1)	$(1.3)	$(27.2)	$14.0

Year Ended December 31, 2012 compared with Year Ended December 31, 2011

Net sales. Net sales were $984.5 million for the Successor year ended December 31, 2012 compared to net sales of $910.2 million for the Successor year ended December 31, 2011 and $78.8 million in the Predecessor period January 1, 2011 through January 25, 2011. Net sales of $910.2 million for the Successor year ended December 31, 2011 included net sales after the UCI Acquisition as Holdings had no sales or operations prior to the UCI Acquisition. Net sales of $78.8 million in the Predecessor period January 1, 2011 through January 25, 2011 included the net sales of UCI International prior to the UCI Acquisition. Net sales per day were $2.7 million in each of the Successor years ended December 31, 2012 and 2011 and $3.2 million in the Predecessor period January 1, 2011 through January 25, 2011. The higher net sales per day in the Predecessor period January 1, 2011 through January 25, 2011 primarily related to the timing of certain customers’ annual restocking programs.

Net sales of $984.5 million in the Successor year ended December 31, 2012 decreased $4.5 million, or 0.5%, compared to net sales of $989.0 million in the Combined Year Ended December 31, 2011. Included in net sales for the Successor year ended December 31, 2012 were related party sales of $56.4 million to FRAM Group under our manufacturing arrangements. Excluding these related party sales, our net sales would have decreased by 6.2%. Our retail channel net sales decreased 6.6% as the result of the impact of the loss of a customer at the end of the first quarter of 2012 due to the customer’s decision to change fuel delivery system suppliers and lower customer pricing. Retail channel sales were also impacted by lower sales in our vehicle electronics product line due in part to new product rollouts in the 2011 period and overall market softness. Partially offsetting these factors were new customer sales in our cooling systems product line and lower product returns reserves of $9.6 million, due in part to the reversal of reserves, that are no longer required, related to a former and a current customer and favorable product returns experience. Despite an overall market softness in the retail channel, our retail channel customers continued to capture market share from competitors in the traditional channel. In addition, in the Successor year ended December 31, 2012, our net sales were negatively impacted by lower co-manufacturing sales. Our traditional channel net sales decreased 2.9% due to market share losses in our cooling system product line and overall weakness in the traditional channel due in part to a shift in market share to the retail channel. These factors were partially offset by higher sales in our filtration product line. Our heavy duty channel net sales were flat as customer price increases in our filtration product line offset lower sales in our cooling system product line and timing of replenishment orders and new customer rollouts in our filtration product line. Our OES channel net sales increased 4.0% due primarily to the timing of replenishment orders across all of our product lines. Our OEM channel net sales increased 5.5% due to the launch of OEM projects in our cooling system product line and continued recovery of light vehicle sales.

Net sales for the Successor year ended December 31, 2012 and for the Combined Year Ended December 31, 2011 for our four product lines are in the following table, derived from Holdings’ consolidated statements of comprehensive income (loss) for the respective periods.

	Year Ended December 31,
	2012	%	2011	%
	(in millions, except percentages)
Filtration	$387.4	39%	$341.5	35%
Fuel delivery systems	239.5	24%	281.7	28%
Vehicle electronics	191.3	20%	209.5	21%
Cooling systems	166.3	17%	156.3	16%

	$984.5	100%	$989.0	100%

The increase in our filtration product line net sales is the result of the related party sales of $56.4 million to FRAM Group, volume increases in our retail, traditional, OES and OEM sales channels and higher customer pricing in the heavy duty channel. These factors were partially offset by lower co-manufacturing sales and lower heavy duty channel volumes. The decrease in our fuel delivery systems product line net sales primarily reflects the loss of a customer at the end of the first quarter of 2012, lower retail customer pricing and lower traditional and OEM channel volumes, partially offset by the favorable impact of lower product returns in our retail channel primarily related to the loss of the customer. The decline in our vehicle electronics product line net sales was primarily the result of volume declines in our retail channel when compared to the Combined Year Ended December 31, 2011 which included the new product rollouts, as well as overall weakness in the traditional channel. The increase in our cooling systems product line net sales was driven by higher retail channel net sales including new customer sales and higher OEM channel sales from the launch of OEM projects, which were partially offset by lower international sales and market share losses in the traditional channel.

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

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Gross profit, as reported	$238.5	$199.8	$18.5
Add back special items:
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	1.1	0.2	—
Business optimization	0.9	—	—
New business changeover and sales commitment costs	0.5	2.4	—
Inventory step-up	—	16.4	—
Resolution of pre-acquisition matter	—	0.2	—

Adjusted gross profit	$241.0	$219.0	$18.5

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this annual report.

Excluding special items, adjusted gross profit for the Successor year ended December 31, 2012 was $241.0 million, or 24.5% of net sales. This compared to adjusted gross profit for the Successor year ended December 31, 2011 of $219.0 million, or 24.1% of net sales, and adjusted gross profit for the Predecessor period January 1, 2011 through January 25, 2011 of $18.5 million, or 23.5% of net sales. Adjusted gross profit was $241.0 million for the Successor year ended December 31, 2012 compared to $237.5 million for the Combined Year Ended December 31, 2011. The adjusted gross margin percentage was 24.5% for the Successor year ended December 31, 2012 and 24.0% for the Combined Year Ended December 31, 2011. The adjusted gross margin percentage is based on sales before the effects of costs of obtaining new business discussed above.

The increase in adjusted gross profit in the Successor year ended December 31, 2012 compared to the Combined Year Ended December 31, 2011 was due to several factors, including (i) favorable commodities pricing in our filtration and vehicle electronics product lines, (ii) lower product returns expense of $9.6 million including product returns reserves no longer needed for a former and a current customer and favorable returns experience, (iii) the continued savings generated by our cost savings and supply management initiatives, (iv) positive gross profit impact from amending, effective March 15, 2012, certain defined benefit retirement plans to freeze the plans for all non-union participants and replace the benefits with an enhanced benefit under the defined contribution plans, (v) improved production overhead absorption including a positive impact in our filtration manufacturing plants due to the additional volume from FRAM Group, (vi) gross profit on incremental sales volumes from FRAM Group, and (vii) favorable workers’ compensation and medical claims experience. Partially offsetting the impact of these factors were (i) lower volumes in our retail and traditional channels, including the year-over-year impact of the loss of a customer in our fuel delivery systems product line, (ii) lower customer pricing, (iii) unfavorable mix, including a higher percentage of purchased finished goods in our fuel delivery systems and vehicle electronics product lines, and (iv) costs associated with a product recall by our Spanish subsidiary.

Selling and warehousing expenses. Selling and warehousing expenses were $67.3 million for the Successor year ended December 31, 2012, a decrease of $4.0 million compared to the Combined Year Ended December 31, 2011. Selling and warehousing expenses decreased due to lower personnel costs, including favorable medical insurance claims experience and lower pension costs related to the pension plan amendment in the first quarter of 2012, lower marketing investment, and lower variable selling and warehousing costs associated with lower third party net sales volumes. Selling and warehousing expenses were 6.8% of net sales in the Successor year ended December 31, 2012 compared to 7.3% of net sales in the Successor year ended December 31, 2011 and 6.5% of net sales in the Predecessor period January 1, 2011 through January 25, 2011. The lower percentage in the Successor year ended December 31, 2012 compared to the Successor year ended December 31, 2011 was due to the factors discussed above. The higher percentage in the Successor year ended December 31, 2012 as compared to the Predecessor period January 1, 2011 through January 25, 2011 was primarily the result of higher warehousing costs due to increased sales levels and higher depreciation expense due to the increase in the fair value of fixed assets as a result of the purchase accounting for the UCI Acquisition and timing of expenditures.

General and administrative expenses. General and administrative expenses included special items consisting of costs related to the implementation of cost sharing and manufacturing arrangements with FRAM Group and costs associated with additional business optimizations projects, primarily professional services. The following table presents a comparison of adjusted general and administrative expenses after excluding such special items. Adjusted general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
General and adminstrative expenses, as reported	$58.6	$41.6	$3.6
Adjust for special items:
Business optimization	(13.7)	—	—
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	(6.0)	(7.1)	—
Environmental accrual adjustment	(0.5)	(0.3)	—
UCI International non-operating expenses	(0.2)	—	—
Valuation allowance for non-trade receivable	—	(0.4)	—

Adjusted general and adminstrative expenses	$38.2	$33.8	$3.6

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this annual report. Adjusted general and administrative expenses for the Successor year ended December 31, 2012 were $38.2 million compared to adjusted general and administrative expenses for the Combined Year Ended December 31, 2011 of $37.4 million. The $0.8 million increase in adjusted general and administrative expenses was primarily the result of additional staffing related to increased corporate direction and oversight in areas such as information technology, risk management and financial planning, higher property and liability insurance costs including the impact of a refund received in the 2011 period and higher medical insurance costs, partially offset by lower 401(k) and profit sharing expense due to a freeze in company contribution instituted in the first quarter of 2012. Adjusted general and administrative expenses were 3.9% and 3.7% of net sales for the Successor years ended December 31, 2012 and 2011, respectively, and 4.6% of net sales for the Predecessor period January 1, 2011 through January 25, 2011.

Amortization of acquired intangible assets. Amortization of acquired intangible assets increased to $22.2 million for the Successor year ended December 31, 2012 compared to $20.4 million for the Successor year ended December 31, 2011. The Successor year ended December 31, 2012 included twelve months of amortization of the intangible assets acquired in the UCI Acquisition compared to only eleven months of amortization in the Successor year ended December 31, 2011.

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

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions of dollars):

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Severance	$(2.4)	$(1.1)	$—
Impairment of property, plant and equipment	(2.2)	—	—
Curtailment and settlement losses	(1.3)	(0.2)	—
Distribution footprint optimization	(0.4)	—	—
Gain on sale of land and building	0.4	—	—

	$(5.9)	$(1.3)	$—

During the Successor year ended December 31, 2012, we incurred severance costs of $2.4 million related to involuntary termination of employees as part of cost reduction actions.

During the Successor year ended December 31, 2012, a plan was approved and announced with respect to closing a portion of our Mexican operations. In connection with this restructuring action, we recorded an impairment charge of $2.0 million to write down land, building and equipment to its estimated net realizable value and recorded pension curtailment and settlement losses of $1.3 million related to headcount reductions.

During the Successor year ended December 31, 2012, a plan was approved and announced to consolidate certain distribution facilities of the U.S. operations of Champion with FRAM Group, which is expected to be completed by early 2013. As part of this consolidation, we incurred a charge of $0.4 million related to distribution system software development costs with no future value and recorded an asset impairment charge of $0.2 million to write down the carrying value of certain equipment to be idled with no alternative use.

During the Successor year ended December 31, 2012, we recorded a gain of $0.4 million on the sale of a previously idled manufacturing facility.

During the Successor year ended December 31, 2011, we incurred severance costs of $1.1 million related to involuntary terminations of employees as part of cost reduction actions and we recorded pension curtailment and settlement losses totaling $0.2 million related to headcount reductions at our Mexican subsidiaries.

For further discussion of restructuring activities see Note 3 to the consolidated financial statements included elsewhere in this annual report.

Stock-based compensation expense. Prior to the UCI Acquisition, UCI International maintained an equity incentive plan which permitted the granting of options to purchase shares of common stock of UCI International, Inc. to its employees, directors, and consultants, as well as the granting of restricted shares of UCI International, Inc. common stock. Options vested over an eight year period, and could accelerate in the event of certain changes in control. The shares of restricted stock vested only upon a change in control of UCI International, Inc. As a result of the UCI Acquisition, the remaining unvested stock options and restricted stock became vested and the plan was terminated.

Immediately prior to the UCI Acquisition, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. This cost was recognized by UCI International, as the Predecessor, in January 2011. Compensation expense of $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period January 1, 2011 through January 25, 2011.

In addition, UCI International incurred $1.4 million of non-recurring costs associated with the stock-based compensation expense in the Predecessor period January 1, 2011 through January 25, 2011.

Patent litigation costs. Champion was a defendant in litigation with Parker-Hannifin pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringed a Parker-Hannifin patent. Based upon a revised estimate of plaintiff’s attorneys’ fees, an additional $0.5 million provision was recorded during the Predecessor period January 1, 2011 through January 25, 2011. See further discussion in “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation – Patent Litigation.” During the Successor year ended December 31, 2011, Champion incurred $0.4 million of post-trial costs.

Antitrust litigation costs. UCI and Champion were named, along with several other filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engaged in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the remaining actions for $7.8 million. See further discussion in “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation – Antitrust Litigation.”

During the Successor year ended December 31, 2012, we incurred post-trial costs of $1.2 million. During the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011, we incurred $3.9 million and $0.8 million, respectively, defending against these claims. These amounts are included in the consolidated statements of comprehensive income (loss) in “Antitrust litigation costs.”

Interest expense, net. The following table provides the detail of net interest expense for the respective periods (in millions). During the Successor year ended December 31, 2012, $0.6 million of interest was capitalized. No interest was capitalized in 2011.

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Interest expense
Senior Secured Term Loan Facility	$16.5	$15.5	$—
Senior Notes	34.5	32.2	—
Senior PIK Notes	—	—	2.4
2010 Credit Facility	—	—	1.9
Other	1.0	1.6	0.1
Amortization
Debt issue costs
Senior Secured Term Loan Facility	1.1	1.0	—
Senior Notes	1.2	1.0	—
Senior Secured Revolving Credit Facility	0.4	0.3	—
2010 Credit Facility	—	—	0.1
Original issue discounts	0.3	0.3	0.2

Total interest expense	55.0	51.9	4.7
Interest income	(0.2)	(0.2)	—

Interest expense, net	$54.8	$51.7	$4.7

Loss on early extinguishment of debt. UCI International recorded a loss of $24.2 million on the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes in the Predecessor period January 1, 2011 through January 25, 2011. The components of the loss on early extinguishment of debt were as follows (in millions):

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

$24.2

Debt commitment fees. On December 23, 2010, we and Acquisition Co. signed a debt commitment letter for a $525.0 million senior secured credit facility and a $250.0 million senior unsecured bridge facility (the “Debt Commitment Letter”), which was to be utilized to partially fund the UCI Acquisition in the event that permanent financing was not obtained. Upon the issuance of the Senior Notes and the entry into the Senior Secured Credit Facilities, the commitments under the Debt Commitment Letter terminated. During the Successor year ended December 31, 2011, fees of $5.9 million related to the Debt Commitment Letter were expensed upon the termination of the Debt Commitment Letter.

Miscellaneous, net. Miscellaneous, net consists primarily of losses associated with the sale of receivables. During the Successor year ended December 31, 2012, losses associated with the sale of receivables were $6.2 million compared to $4.6 million during the Combined Year Ended December 31, 2011. The higher expense was primarily due to a higher level of receivables sold and higher discount rates on the sale of receivables during the Successor year ended December 31, 2012. Miscellaneous, net for the Combined Year Ended December 31, 2011 also included $1.0 million related to unfavorable changes in the market value of our swaption agreement.

Income tax (expense) benefit. We recorded income tax expense of $7.6 million during the Successor year ended December 31, 2012, on pre-tax income of $22.2 million. The 34.2% effective tax rate differs from the U.S. federal statutory rate principally due to provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary, flat taxes related to our Mexican subsidiary, state incomes taxes, foreign withholding taxes on a dividend distribution from our Spanish subsidiary, and valuation allowances on foreign deferred tax assets not expected to be realized, partially offset by federal and state provision to return adjustments and the impact of a change in the state effective tax rate. The Mexican subsidiary records its income tax provision at the greater of a Mexican flat tax or taxes based on taxable income at the Mexican statutory rate, which is in compliance with Mexican tax law. Due to losses incurred during the Successor year ended December 31, 2012 primarily as the result of restructuring charges, the income tax provision of the Mexican subsidiary is based on the expectation of incurring the flat tax.

We recorded income tax expense of $0.9 million during the Successor year ended December 31, 2011. We provided deferred income tax expense totaling $5.6 million related to the U.S. tax consequences of our Spanish subsidiary’s dividend distribution and the foreign withholding taxes and deferred income taxes on the remaining unremitted earnings during the Successor year ended December 31, 2011. Excluding the impact of the income tax consequences of the Spanish subsidiary, the income tax benefit was $6.5 million, which represents a 33.3% effective tax rate in relation to the pre-tax loss of $19.5 million. The 33.3% effective tax rate differs from the U.S. federal statutory rate principally due to state income taxes being partially offset by certain merger and acquisition costs not being deductible for U.S. federal income tax purposes.

We recorded an income tax benefit of $14.0 million during the Predecessor period January 1, 2011 through January 25, 2011 which represents a 33.4% effective tax rate in relation to the pre-tax loss of $41.9 million. Consistent with the Successor year ended December 31, 2011, the 33.4% effective tax rate differs from the U.S. federal statutory rate principally due to certain merger and acquisition costs not being deductible for U.S. federal income tax purposes.

Year Ended December 31, 2011 compared with Year Ended December 31, 2010

Net sales. Net sales of $910.2 million in the Successor year ended December 31, 2011 include net sales after the UCI Acquisition as Holdings had no sales or operations prior to the UCI Acquisition. Net sales of $78.8 million in the Predecessor period January 1, 2011 through January 25, 2011 include the net sales of UCI International prior to the UCI Acquisition. Net sales per day in the Successor year ended December 31, 2011 were $2.7 million compared to $3.2 million in the Predecessor period January 1, 2011 through January 25, 2011 and $2.6 million in the Predecessor year ended December 31, 2010. The higher net sales per day in the Predecessor period January 1, 2011 through January 25, 2011 primarily related to the timing of certain customers’ annual restocking programs.

Net sales of $989.0 million in the Combined Year Ended December 31, 2011 increased $44.0 million, or 4.7%, compared to net sales of $945.0 million in the Predecessor year ended December 31, 2010. Within the aftermarket channel, all of our channels, except the traditional channel, experienced year-over-year net sales increases. Our retail, OES and heavy duty channels net sales increased approximately 8.8%, 0.5% and 3.6%, respectively. Our traditional channel net sales decreased approximately 11.8%. The increase in net sales in our retail channel primarily reflected the sales growth experienced by our customer base, as well as new product rollouts to certain of our retail channel customers. Our customers in the retail channel have experienced strong year-over-year growth due in part to capturing market share from competitors in the traditional channel. The increased net sales in our heavy duty channel resulted from a generally improved market trend in the transportation sector. The decreased net sales in the traditional channel were the result of market share losses in our filtration and cooling systems product lines, as well as the shift in market share to the retail channel discussed above. Our OEM channel net sales in the Combined Year Ended December 31, 2011 increased approximately 19.8% over the Predecessor year ended December 31, 2010 due to the launch of new business wins and a recovery of new car sales from the difficult economic environment in 2009 and early 2010.

Net sales for the Combined Year Ended December 31, 2011 and net sales for the Predecessor year ended December 31, 2010 for our four product lines were as follows:

	Year Ended December 31,
	2011	%	2010	%
	(in millions, except percentages)
Filtration	$341.5	35%	$352.3	37%
Fuel delivery systems	281.7	28%	262.8	28%
Vehicle electronics	209.5	21%	183.9	20%
Cooling systems	156.3	16%	146.0	15%

	$989.0	100%	$945.0	100%

The decline in our filtration product line net sales was largely due to market share losses in the traditional channel and lower year-over-year retail channel net sales, partially offset by higher heavy duty channel net sales and co-manufacturing net sales. The fuel delivery systems product line continued to experience net sales gains reflecting the growth of our customer base, together with market share gains in the traditional channel. The increase in our vehicle electronics product line net sales reflected the growth of our customer base and new product rollouts. Our cooling systems product line net sales were higher compared to the prior year period due to strong OEM channel net sales related to recent business wins and the recovery of new car sales, new product rollouts in the retail channel and growth in international sales due to growth in volume as well as favorable foreign currency translation. These favorable impacts on cooling systems product line net sales were partially offset by market share losses.

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

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Gross profit, as reported	$199.8	$18.5	$236.4
Add back special items:
Inventory step-up	16.4	—	—
New business changeover and sales commitment costs	2.4	—	1.7
Resolution of pre-acquisition matter	0.2	—	—
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	0.2	—	—
Valuation allowance for non-trade receivables	—	—	1.4

Adjusted gross profit	$219.0	$18.5	$239.5

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this annual report.

Excluding special items, adjusted gross profit for the Successor year ended December 31, 2011 was $219.0 million, or 24.1% of net sales. This compared to adjusted gross profit of $18.5 million, or 23.5% of net sales, for the Predecessor period January 1, 2011 through January 25, 2011 and adjusted gross profit of $239.5 million, or 25.3% of net sales, for the Predecessor year ended December 31, 2010. Adjusted gross profit for the Combined Year Ended December 31, 2011 was $237.5 million compared to $239.5 million for the Predecessor year ended December 31, 2010. The related adjusted gross margin percentage decreased to 24.0% in the combined 2011 period from 25.3% in the 2010 period. The adjusted gross margin percentage is based on sales before the effects of obtaining new business discussed above.

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

Selling and warehousing expenses. Selling and warehousing expenses were $71.3 million in the Combined Year Ended December 31, 2011, $10.8 million higher than the Predecessor year ended December 31, 2010. Selling and marketing expenses increased due to higher royalty and variable selling costs associated with our higher sales volume, investments in our growth initiatives, including staffing and brand development, and other costs. Shipping and warehousing expenses increased to support the increased sales volume. Additionally, selling and warehousing expenses were higher due to higher employee costs resulting from reinstituting discretionary merit increases and matching contributions to defined contribution and profit sharing plans. Selling and warehousing expenses were 7.3% of net sales in the Successor year ended December 31, 2011 and 6.5% of net sales in the Predecessor period January 1, 2011 through January 25, 2011 compared to 6.4% of net sales in the Predecessor year ended December 31, 2010. The higher percentages in the 2011 periods compared to the Predecessor year ended December 31, 2010 were due to the factors discussed above. The higher percentage in the Successor year ended December 31, 2011 compared to the Predecessor period January 1, 2011 through January 25, 2011 was primarily the result of higher warehousing costs due to increased sales levels, higher depreciation expense due to the fair value adjustment to property, plant and equipment as part of the purchase accounting for the UCI Acquisition and timing of expenditures.

General and administrative expenses. General and administrative expenses included special items related to the costs of actions taken in connection with the outsourcing and cost sharing with FRAM Group, which are presented in the following table along with a comparison of adjusted general and administrative expenses after excluding such special items. Adjusted general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
General and adminstrative expenses, as reported	$41.6	$3.6	$43.0
Adjust for special items:
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	(7.1)	—	—
Valuation allowance for non-trade receivable	(0.4)	—	—
Environmental accrual adjustment	(0.3)	—	—
UCI International non-operating expenses	—	—	(6.5)

Adjusted general and adminstrative expenses	$33.8	$3.6	$36.5

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

Merger and acquisition costs. In connection with the UCI Acquisition, Holdings incurred $11.3 million of buyer side merger and acquisition costs during the Successor year ended December 31, 2011. During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred $5.2 million of seller side merger and acquisition costs. These costs consisted primarily of investment banking, legal and other professional advisory services fees and expenses. During the Successor year ended December 31, 2010, Holdings incurred merger and acquisition costs of $1.3 million related to the UCI Acquisition.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Severance	$(1.1)	$—	$—
Curtailment and settlement losses	(0.2)	—	(0.6)
Disposition of joint venture interest	—	—	(1.1)
Cost of maintaining land and building held for sale	—	—	(0.3)
Gain on sale of land and building	—	—	0.3

	$(1.3)	$—	$(1.7)

During the Successor year ended December 31, 2011, we incurred severance costs of $1.1 million related to business integration activities and cost reduction actions and we recorded pension curtailment and settlement losses of $0.2 million related to headcount reductions at our Mexican subsidiaries.

In May 2010, UCI International completed the sale of its entire 51% interest in a Chinese joint venture to the joint venture partner, Shandong Yanzhou Liancheng Metal Products Co. Ltd. The sales price was $0.9 million, plus the assumption of certain liabilities due to UCI International of $2.4 million, less transaction costs. Based upon the terms of the transaction, UCI International recorded a non-cash charge of $1.1 million during the Predecessor year ended December 31, 2010.

During the Predecessor year ended December 31, 2010, UCI International recorded pension curtailment and settlement losses and other severance costs totaling $0.6 million related to headcount reductions at its Mexican subsidiaries, completed the sale of a previously idled manufacturing facility recognizing a gain of $0.3 million on the sale, and incurred $0.3 million of costs for the maintenance and security of the land and building.

Stock-based compensation expense. Prior to the UCI Acquisition, UCI International maintained an equity incentive plan, which permitted the granting of options to purchase shares of common stock of UCI International, Inc. to its employees, directors, and consultants, as well as the granting of restricted shares of UCI International, Inc. common stock. Options vested over an eight-year period, and could accelerate in the event of certain changes in control. The shares of restricted stock vested only upon a change in control of UCI International, Inc. As a result of the UCI Acquisition, the remaining unvested stock options and restricted stock became vested and the plan was terminated.

Immediately prior to the UCI Acquisition, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. This cost was recognized by UCI International as the Predecessor in January 2011. Compensation expense of $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period January 1, 2011 through January 25, 2011.

In addition, UCI International incurred $1.4 million of non-recurring costs associated with the stock-based compensation expense in the Predecessor period January 1, 2011 through January 25, 2011.

Trademark impairment loss. During the Successor year ended December 31, 2011, we were notified by a customer of its decision to change suppliers to another manufacturer. The resulting impairment test indicated that the value of one of our indefinite lived trade names had been impaired. After completing a discounted cash flow fair value assessment, we recognized a trademark impairment loss of $3.8 million related to this trade name. See further discussion in “Note 8 – Goodwill and Other Intangible Assets” of the audited consolidated financial statements included elsewhere is this annual report.

Patent litigation costs. Champion was a defendant in litigation with Parker-Hannifin. See further discussion in “Part I, Item 4. Information on Holdings and its Subsidiaries — Litigation — Patent Litigation.” During the Successor year ended December 31, 2011, Champion incurred $0.4 million of post-trial costs. In addition, we revised our estimate of the plaintiff’s attorneys’ fees and recorded an additional $0.5 million provision. Given that this litigation existed at the date of the UCI Acquisition, the additional $0.5 million provision was recorded in the Predecessor statement of comprehensive income (loss) for the period January 1, 2011 through January 25, 2011. During the Predecessor year ended December 31, 2010, Champion incurred additional charges of $5.9 million, including $3.3 million for damages, plus $1.5 million for estimated attorney fees and $1.1 million of post-trial costs.

Antitrust litigation costs. Beginning in 2008, UCI and its wholly-owned subsidiary Champion were named, along with several filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engage in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the remaining actions. As a result, during the fourth quarter of 2011, we recorded a provision of $7.8 million for the settlement of this matter. In addition, during the Successor year ended December 31, 2011, we incurred $3.9 million in antitrust litigation cost. During the Predecessor period January 1, 2011 through January 25, 2011 and the Predecessor year ended December 31, 2010, we incurred antitrust litigation costs of $0.8 million and $7.2 million, respectively. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation – Antitrust Litigation.”

Interest expense, net. The following table provides the detail of net interest expense for the respective periods (in millions).

	Successor	Predecessor
	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Interest expense
Senior Secured Term Loan Facility	$15.5	$—	$—
Senior Notes	32.2	—	—
Senior PIK Notes	—	2.4	31.2
2010 Credit Facility	—	1.9	6.9
2006 Credit Facility	—	—	3.7
Previously Outstanding Subordinated Notes	—	—	15.7
Other	1.6	0.1	0.3
Amortization
Debt issue costs
Senior Secured Term Loan Facility	1.0	—	—
Senior Secured Revolving Credit Facility	0.3	—	—
Senior Notes	1.0	—	—
Senior PIK Notes	—	—	0.4
2010 Credit Facility	—	0.1	0.3
2006 Credit Facility	—	—	0.3
Original issue discounts	0.3	0.2	2.2

Total interest expense	51.9	4.7	61.0
Interest income	(0.2)	—	(0.2)

Interest expense, net	$51.7	$4.7	$60.8

Loss on early extinguishment of debt. UCI International recorded a loss of $24.2 million on the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes in the Predecessor period January 1, 2011 through January 25, 2011. The components of the loss on early extinguishment of debt were as follows (in millions):

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

$8.7

Debt commitment fees. On December 23, 2010, we and Acquisition Co. signed a Debt Commitment Letter, which was to be utilized to partially fund the UCI Acquisition in the event that permanent financing was not obtained. Upon the issuance of the Senior Notes and the entry into the Senior Secured Credit Facilities, the commitments under the Debt Commitment Letter terminated. During the Successor year ended December 31, 2011, fees of $5.9 million related to the Debt Commitment Letter were expensed upon the termination of the Debt Commitment Letter.

Miscellaneous, net. Miscellaneous, net primarily consists of losses associated with the sale of receivables and changes in the market value of our swaption agreement. During the Combined Year Ended December 31, 2011, losses associated with the sale of receivables were $4.6 million. During the Predecessor year ended December 31, 2010, losses associated with the sale of receivables were $3.9 million. The higher costs associated with the sale of receivables were due to an increased level of sales of receivables in the Combined Year Ended December 31, 2011 compared to 2010, partially offset by lower factoring rates in 2011. Miscellaneous, net for the Combined Year Ended December 31, 2011 also included an unfavorable $1.0 million related to changes in the market value of our swaption agreement.

Income tax (expense) benefit. We recorded income tax benefit of $0.9 million during the Successor year ended December 31, 2011. We provided deferred income tax expense related to the U.S. tax consequences of our Spanish subsidiary’s dividend distribution and the foreign withholding taxes and deferred income taxes on the remaining unremitted earnings totaling $5.6 million during the Successor year ended December 31, 2011. Excluding the impact of the income tax consequences of the Spanish subsidiary, the income tax benefit was $6.5 million, which represents an effective tax rate of 33.3%. The adjusted effective tax rate of 33.3% for the Successor year ended December 31, 2011 differs from the U.S. federal statutory rate principally due to certain merger and acquisition costs not being deductible for U.S. federal income tax purposes.

We recorded an income tax benefit of $14.0 million during the Predecessor period January 1, 2011 through January 25, 2011, which represents a 33.4% effective tax rate in relation to the pre-tax loss of $41.9 million. Similar to the Successor year ended December 31, 2011, the 33.4% effective tax rate differs from the U.S. federal statutory rate principally due to certain merger and acquisition costs not being deductible for U.S. federal income tax purposes.

During the Predecessor year ended December 31, 2010, UCI International recorded an income tax expense of $14.5 million, which represents a 38.7% effective tax rate.

Geographic Results of Operations

Net sales made by our U.S. and foreign subsidiaries, excluding intercompany sales which are eliminated in consolidation, were as follows (in millions, except percentages):

	Successor				Predecessor
	Year Ended December 31, 2012%		Year Ended December 31, 2011%		January 1, 2011 through January 25, 2011%		Year Ended December 31, 2010%
United States subsidiaries	$909.9	92%	$834.8	92%	$72.6	92%	$874.5	93%
Foreign subsidiaries	74.6	8%	75.4	8%	6.2	8%	70.5	7%

	$984.5	100%	$910.2	100%	$78.8	100%	$945.0	100%

The U.S. and foreign components of income (loss) before income taxes were as follows (in millions):

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Income (loss) before income taxes
United States	$16.0	$(27.3)	$(42.7)	$35.8
Foreign	6.2	7.8	0.8	1.7

	$22.2	$(19.5)	$(41.9)	$37.5

The increase in the U.S. operating results for the Successor year ended December 31, 2012 compared to the Combined Year Ended December 31, 2011 was largely due to debt extinguishment costs, merger and acquisition costs, inventory step-up, stock compensation expenditures, antitrust litigation settlement costs, debt commitment fees and trademark impairment loss during the Combined Year Ended December 31, 2011, partially offset by business optimization and restructuring charges in the Successor year ended December 31, 2012, discussed throughout this “Operating and Financial Review and Prospects.” The decline in foreign operating results is primarily due to asset impairment and pension curtailment and settlement costs associated with restructuring activities, losses at one of our Mexican subsidiaries and a product recall charge at our Spanish subsidiary.

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense, net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Net income (loss), income tax expense (benefit), net interest expense and depreciation and amortization expense are not reduced by the amounts attributable to noncontrolling interests. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Additionally, Adjusted EBITDA is used in the calculation of compliance with certain covenants in the Senior Secured Credit Facilities and the indenture governing the Senior Notes. Adjusted EBITDA is calculated as EBITDA adjusted for particular items relevant to explaining operating performance. These adjustments include items of a significant or unusual nature that cannot be attributed to ordinary business operations, such as restructuring and redundancy costs and gains and losses in relation to the valuation of derivatives. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

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

The following table reconciles the EBITDA and Adjusted EBITDA calculations to net income (loss) for the periods presented (in millions):

	Successor	Combined	Successor	Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Net income (loss)	$14.6	$(46.5)	$(18.6)	$(27.9)	$23.0
Income tax expense (benefit)	7.6	(14.9)	(0.9)	(14.0)	14.5
Net interest expense	54.8	56.4	51.7	4.7	60.8
Depreciation and amortization expense	52.2	53.8	50.9	2.9	35.4

EBITDA	129.2	48.8	83.1	(34.3)	133.7
Business optimization costs (a)	14.6	—	—	—	—
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group (b)	7.1	7.3	7.3	—	—
Restructuring costs, net (c)	5.9	1.3	1.3	—	1.7
Costs of defending class action litigation (d)	1.2	12.5	11.7	0.8	7.2
New buisness changeover and sales commitment costs (e)	0.5	2.4	2.4	—	1.7
Environmental accrual adjustment (f)	0.5	0.3	0.3	—	—
UCI International, Inc. non-operating expense (g)	0.2	—	—	—	6.5
Loss on early extinguishment of debt (h)	—	24.2	—	24.2	8.7
Merger and acquisition costs (i)	—	16.5	11.3	5.2	—
Inventory step-up (j)	—	16.4	16.4	—	—
Non-cash stock compensation expense (k)	—	15.1	—	15.1	0.4
Debt commitment fees (l)	—	5.9	5.9	—	—
Trademark impairment loss (m)	—	3.8	3.8	—	—
Swaption mark to market (n)	—	1.0	0.8	0.2	(0.5)
Patent litigation costs (o)	—	0.9	0.4	0.5	5.9
Valuation allowance for non-trade receivables (p)	—	0.4	0.4	—	1.4
Resolution of pre-acquisition matter (q)	—	0.2	0.2	—	—
Management fee (r)	—	0.1	—	0.1	2.0

Adjusted EBITDA	$159.2	$157.1	$145.3	$11.8	$168.7

Net sales	$984.5	$989.0	$910.2	$78.8	$945.0
Adjusted EBITDA margin	16.2%	15.9%	16.0%	15.0%	17.9%

(a)	During the Successor year ended December 31, 2012, we incurred business optimization costs of $14.6 million related to consulting fees for various cost saving projects and to accelerate the manufacture of parts for new model cars previously sourced from external vendors.
(b)	During the Successor years ended December 31, 2012 and 2011, we incurred $7.1 million and $7.3 million, respectively, of costs related to our implementation of our cost sharing and manufacturing arrangements with FRAM Group. See further discussion at “Part I, Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”
(c)	We have taken various restructuring actions in 2012, 2011 and 2010 to align our cost structure with current market conditions. See further discussion of our cost sharing and manufacturing arrangements with FRAM Group at “Part I, Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”
(d)	UCI and Champion were named, along with several other filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engaged in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the remaining actions. During the Successor year ended December 31, 2012, we incurred $1.2 million in post-trial costs. During the Successor year ended December 31, 2011, we incurred $3.9 million in antitrust litigation costs. During the fourth quarter of 2011, we recorded a provision of $7.8 million for the settlement of this matter. During the Predecessor period January 1, 2011 through January 25, 2011 and the Predecessor year ended December 31, 2010, we incurred antitrust litigation costs of $0.8 million and $7.2 million, respectively. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation – Antitrust Litigation.”

(e)	New business changeover and sales commitment costs are up-front costs incurred to obtain new business and to extend existing long-term sales commitments. These costs are comprised of costs associated with stocklifts.
(f)	During the Successor years ended December 31, 2012 and 2011, we accrued additional environmental expense of $0.5 million and $0.3 million, respectively, related to legacy Champion facilities.
(g)	From time to time, UCI international has incurred costs related to evaluating strategic opportunities including potential merger and acquisition and capital structure activities that are non-operating in nature.
(h)	The loss on early extinguishment of debt for the Predecessor period January 1, 2011 through January 25, 2011 relates to the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes. The loss on early extinguishment of debt for the Predecessor year ended December 31, 2010 relates to the termination of the 2006 Credit Facility and the discharge of the Previously Outstanding Subordinated Notes.
(i)	In connection with the UCI Acquisition, Holdings incurred $11.3 million of buyer side merger and acquisition costs during the Successor year ended December 31, 2011. During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred $5.2 million of seller side merger and acquisition costs. These costs consisted primarily of investment banking, legal and other professional advisory fees and expenses.
(j)	Net sales in the Successor year ended December 31, 2011 included sales, after the UCI Acquisition date, of inventory that was written up from historical cost to fair market value as part of the allocation of the UCI Acquisition purchase price. When this inventory was sold, the $16.4 million difference between historical cost and fair market value was charged to cost of sales, thereby reducing reported gross profit during the first and second quarters of 2011.
(k)	Non-cash stock-based compensation expense related to stock based awards under UCI International’s amended and restated equity incentive plan. As a result of the UCI Acquisition, the remaining unvested stock options and restricted stock became vested. Immediately prior to the UCI Acquisition, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. This cost was recognized by UCI International as the Predecessor in January 2011. Compensation expense of $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period January 1, 2011 through January 25, 2011. UCI International also incurred $1.4 million of non-recurring costs associated with the stock based compensation expense. Non-cash stock-based compensation expense was $0.4 million in 2010.
(l)	On December 23, 2010, we and Acquisition Co. signed the Debt Commitment Letter, which was to be utilized to partially fund the UCI Acquisition in the event that permanent financing was not obtained. Fees of $5.9 million related to the Debt Commitment Letter were expensed upon the termination of the Debt Commitment Letter.
(m)	During the Successor year ended December 31, 2011, we were notified by a customer of its decision to change suppliers to another manufacturer. The resulting impairment test indicated that the value of one of our indefinite life trade names was impaired. After completing a discounted cash flow fair value assessment, we recognized a trademark impairment loss of $3.8 million related to this trade name.
(n)	Changes in the market value of a swaption agreement were recognized in income as a component of “Miscellaneous, net.” During the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011, we incurred unfavorable charges of $0.8 million and $0.2 million, respectively, related to changes in the market value of a swaption agreement. During the Predecessor year ended December 31, 2010, UCI International recorded a gain of $0.5 million related to the market value of a swaption agreement.
(o)

Our wholly-owned subsidiary Champion was a defendant in litigation with Parker-Hannifin pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringed a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of $6.5 million. We recorded a provision of $6.5 million in the fourth quarter of 2009 and incurred trial costs of $0.5 million in the fourth quarter of 2009 related to this matter. During 2010, we incurred post-trial costs of $1.1 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million in damages and a permanent injunction. On March 17, 2011, the court issued an order denying Champion’s motion for a judgment at law and awarding Parker-Hannifin an additional $3.3 million in damages plus attorneys’ fees, estimated to be $1.5 million, totaling $4.8 million which was recorded during the Predecessor year ended December 31, 2010. During the first quarter of 2011, we revised our estimate of the plaintiff’s attorneys’ fees and recorded an additional $0.5 million provision during the Predecessor period January 1, 2011 through January 25, 2011. In addition to the additional $0.5 million provision, we incurred post-trial costs of $0.4 million in the Successor year ended December 31, 2011. On April 15, 2011, Champion appealed the court order and the appeals court subsequently ordered the parties to enter into court-sponsored mediation. On July 18, 2011, Champion and Parker-Hannifin reached a settlement of this litigation, as well as other disputes between the companies. The settlement included the payment of $9.0 million by Champion to Parker-Hannifin, $0.5 million in discounts granted to Champion for future purchases by Champion of Parker-Hannifin products, and the dismissal with prejudice of this case and certain other cases between the companies. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries—Litigation—Patent Litigation.”
(p)	During the third quarter of 2011, we recorded a $0.4 million valuation allowance related to non-recurring, non-trade receivables from a supplier due to uncertainties of collection. During the second quarter of 2010, we recorded a $1.4 million valuation allowance due to uncertainties of collecting Mexican value-added tax refund receivables. See “Part I, Item 4. Information on Holdings and its Subsidiaries—Litigation—Value-added Tax Receivable.”
(q)	During the second quarter of 2011, we resolved certain pre-acquisition liabilities related to our former driveline components operation that was discontinued and sold in September 2006, for $0.2 million in excess of the amount reserved resulting in a loss of $0.2 million.
(r)	Pursuant to UCI’s previous management agreement with TC Group, L.L.C., an affiliate of Carlyle, for management and financial advisory services and oversight provided to UCI and its subsidiaries, UCI historically paid an annual management fee of $2.0 million and out-of-pocket expenses. The agreement was terminated upon the consummation of the UCI Acquisition. The terms of the instruments governing our indebtedness permit us to pay management fees to Rank Group, but Rank Group currently does not intend for us to do so.

Covenant Compliance

The Senior Secured Credit Facilities require us to maintain a minimum interest coverage ratio and a maximum senior secured leverage ratio and set a maximum level of capital expenditures. The financial ratios are calculated on a trailing four consecutive quarters basis and capital expenditures are measured on a fiscal year basis. As of December  31, 2012, we were in compliance with all covenants.

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

As part of the Transactions, we (i) repaid and terminated the 2010 Credit Facility, (ii) purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011, (iii) called for redemption all of the remaining Senior PIK Notes that were not purchased as of the date of the UCI Acquisition and (iv) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

On January 26, 2011, UCI International, Inc. and certain subsidiaries entered into the Senior Secured Credit Facilities, which consisted of a $300.0 million Senior Secured Term Loan Facility which was drawn at closing, and a $75.0 million Senior Secured Revolving Credit Facility, which was undrawn at closing. Availability under the Senior Secured Revolving Credit Facility was reduced at closing by $16.3 million representing certain letters of credit issued at the closing of the Transactions. Also on January 26, 2011, we issued the Senior Notes in an aggregate principal amount of $400.0 million.

The Transactions were financed with (i) the net proceeds from the issuance of the Senior Notes, (ii) the Equity Contribution of $320.0 million, (iii) borrowings under the Senior Secured Term Loan Facility, (iv) advances from Rank Group and (v) available cash of UCI International.

Historical Cash Flows

Year Ended December 31, 2012 (Successor)

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the Successor year ended December 31, 2012 was $51.8 million compared to $55.7 million during the Successor year ended December 31, 2011 and cash used for operating activities of $9.3 million for the Predecessor period January 1, 2011 through January 25, 2011. Excluding $14.6 million for business optimization costs and $7.1 million of costs associated with implementing our cost sharing arrangements with FRAM Group, we generated $73.5 million of cash from operations during the Successor year ended December 31, 2012. Profits, before deducting depreciation and amortization and other non-cash items, generated cash of $83.0 million for the Successor year ended December 31, 2012 compared to $66.4 million for the Successor year ended December 31, 2011.

During the Successor year ended December 31, 2012, we generated cash of $13.1 million from operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. A decrease in accounts receivable and an increase in accounts payable generated cash of $29.9 million and $9.4 million, respectively. The decrease in accounts receivable was primarily due to an increase in the amount of factored accounts receivable and lower third party sales in the fourth quarter of 2012, primarily due to the loss of a customer. The increase in accounts payable was due largely to production requirements for early 2013 orders and FRAM Group related party sales. An increase in inventories resulted in a use of cash of $16.6 million. The $16.6 million increase in inventories was due to inventory builds to support higher anticipated sales levels, including orders delayed until early 2013 and related party sales to FRAM Group. An increase in the related party receivables, net, primarily from the related party filtration sales to FRAM Group, offset by the collection of expense recharges and receipt of prepaid fixed assets from FRAM Group, resulted in a use of cash of $9.6 million. Changes in all other assets and liabilities, netted to a $44.3 million use of cash. This use of cash related primarily to (i) $14.3 million for pension contributions in excess of pension expense, (ii) $12.4 million from income taxes including a $2.5 million payment in connection with a transfer price audit assessment related to one of Holdings’ Chinese subsidiaries, (iii) $9.6 million in lower product returns reserves including the reduction of product returns reserves associated with a former and a current customer that are no longer needed and favorable claims experience, (iv) payment of the antitrust litigation settlement of $7.8 million held in trust on behalf of the plaintiffs pending final approval of the settlement by the class members and the court, (v) $1.6 million for lower medical and workers’ compensation estimates driven by favorable claims experience and (vi) $1.4 million of reductions in accruals for customer rebate, discount and credit programs. These items were partially offset by $0.7 million for higher severance and restructuring accruals.

Net Cash Used in Investing Activities

Capital expenditures for the Successor year ended December 31, 2012 were $36.8 million, used primarily for cost savings initiatives and capital investment requirements for long life-cycle OEM contracts launching over the next year.

During the Successor year ended December 31, 2012, we received $2.0 million in proceeds from the sale of property, plant and equipment including $1.4 million from the sale of a previously idled manufacturing facility.

Net Cash Used in Financing Activities

During the Successor year ended December 31, 2012, we made our required quarterly amortization payments totaling $3.0 million on the Senior Secured Term Loan Facility, as well as principal payments of $0.4 million on capital lease obligations. During the year ended December 31, 2012, both portions of our Chinese local credit facility expired and were repaid totaling $3.1 million.

On September 17, 2012, Wells Manufacturing, LP, a wholly-owned indirect subsidiary of Holdings, entered into an economic development loan for $0.5 million with the Fond du Lac County Economic Development Corp. to assist with the expansion of our vehicle electronics facility in Fond du Lac, Wisconsin. This economic development loan has a five-year maturity with annual principal payments of $0.1 million and bears interest at 2.0% per annum. Both principal and interest payments are due annually on October 1st commencing on October 1, 2013. The economic development loan contains a provision that in the event our vehicle electronics business meets certain employee headcount and wage requirements, measured on an annual basis, all or a portion of the principal and interest due will be forgiven.

Year Ended December 31, 2011 (Successor)

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the Successor year ended December 31, 2011 was $55.7 million. The decrease of $57.6 million in cash provided by operating activities in relation to the prior year was primarily the result of (i) the net loss of $18.6 million experienced during the year ended December 31, 2011, including $11.3 million of merger and acquisition costs and $7.3 million of costs related to our implementation of our cost sharing and manufacturing arrangements with FRAM Group, as compared to net income of $23.0 million during the year ended December 31, 2010, (ii) higher cash interest payments of $12.7 million during the year ended December 31, 2011 as all interest on debt is payable in cash, whereas interest on the Senior PIK Notes was paid through the issuance of new notes during the year ended December 31, 2010, (iii) increased pension contributions of $10.7 million and (iv) payment of $9.0 million for the settlement of the patent litigation. Profits, before deducting depreciation and amortization and other non-cash items, generated cash of $66.4 million. Excluding the $11.3 million of merger and acquisition costs and $7.3 million of costs related to our implementation of our cost sharing and manufacturing arrangements with FRAM Group, profits generated $85.0 million of cash. A decrease in accounts receivable and an increase accounts payable resulted in a generation of cash of $8.3 million and $18.7 million, respectively. The decrease in accounts receivable was due primarily to a higher level of factored accounts receivable in 2011, offset in part by higher combined sales of $491.6 million in the third and fourth quarters of 2011 compared to $478.5 million in the third and fourth quarters of 2010, a $13.1 million increase. Factored accounts receivable totaled $171.3 million at December 31, 2011 compared to $138.1 million at the UCI Acquisition date. The $18.7 million increase in accounts payable was due largely to the increase of $9.8 million in inventory during the period and timing of payments at December 31, 2011 compared to the UCI Acquisition date. An increase in inventory resulted in a $9.8 million use of cash. The $9.8 million increase in inventories was due to (i) inventory build in the fourth quarter of 2011 to support the increased product for FRAM Group beginning in 2012 and (ii) higher order requirements in December 2011, offset by inventory builds in the fourth quarter of 2010 to support special order product shipped in the first quarter of 2011. An increase in related party receivables resulted in a $10.2 million use of cash. The increase is primarily related to costs related to the implementation of our cost sharing and manufacturing arrangements with FRAM Group paid by Holdings that were repaid by FRAM Group in February 2012. See Note 15 of the audited consolidated financial statements included elsewhere in this annual report for a more detailed discussion. Changes in all other assets and liabilities netted to a $17.7 million use of cash. This amount primarily related to (i) pension contributions in excess of pension expense of $10.0 million, (ii) payment of $9.0 million related to the settlement of the patent litigation, (iii) timing of employee-related accrued liabilities, including bonus and profit sharing payments and insurance, and (iv) timing of payments for amounts due to customers related to various rebate and discount programs that are settled annually.

Net Cash Used in Investing Activities

During the Successor year ended December 31, 2011, Holdings acquired 100% of the outstanding stock of UCI International, Inc. for a purchase price of $375.0 million. Cash acquired was $189.7 million, which resulted in a net cash outflow of $185.3 million to acquire UCI International.

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

At December 31, 2010, UCI International had posted $16.3 million of cash to collateralize a letter of credit outstanding. In connection with entering into the Senior Secured Credit Facilities, the letters of credit were replaced by letters of credit issued under the Senior Secured Revolving Credit Facility and the cash collateral was released and became available for general corporate purposes.

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

As part of the Transactions, we (i) repaid the outstanding principal amount of $423.9 million and terminated the 2010 Credit Facility and (ii) redeemed the Senior PIK Notes through a combination of a tender offer we commenced on January 5, 2011 and calling for redemption the Senior PIK Notes that were not purchased as of the date of the UCI Acquisition. The cash required to redeem and discharge the Senior PIK Notes, including the call premium and redemption period interest, totaled $360.1 million. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

During the year ended December 31, 2011, we paid $20.3 million of deferred financing costs associated with entering into the Senior Secured Credit Facilities and issuing the Senior Notes. In addition, fees of $5.9 million related to the Debt Commitment Letter were paid and expensed upon the termination of the Debt Commitment Letter.

During the year ended December 31, 2011, our Spanish and Chinese subsidiaries repaid $0.7 million of short-term borrowings from foreign credit institutions, we made required quarterly amortization payments totaling $3.0 million on the Senior Secured Term Loan Facility and paid $0.3 million in capital lease obligations.

January 1, 2011 Through January 25, 2011 (Predecessor)

Net Cash Used in Operating Activities

Net cash used in operating activities for the period January 1, 2011 through January 25, 2011 was $9.3 million. Profits, before deducting depreciation and amortization, and other non-cash items, used cash of $7.7 million. This use of cash was primarily the result of merger and acquisition fees incurred by UCI International prior to the UCI Acquisition date. A decrease in accounts receivable resulted in a generation of cash of $7.3 million, while an increase in inventories used cash of $3.7 million. The decrease in accounts receivable was primarily due to strong collections after year end and an increase in factored accounts receivable. Factored accounts receivable totaled $138.1 million at the UCI Acquisition date compared to $137.8 million at December 31, 2010. The increase in inventory was due primarily to inventory builds to support customers’ annual restocking programs. A decrease in accounts payable resulted in a use of cash of $11.1 million due in part to the higher inventory levels and timing of payments. Changes in all other assets and liabilities netted to a $5.9 million provision of cash. This change primarily related to the accrual of call premium and redemption period interest on the Senior PIK Notes that were assumed by Holdings and discharged as part of the Transactions.

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

Net Cash Used in Financing Activities

During the period January 1, 2011 through January 25, 2011, our Spanish and Chinese subsidiaries repaid $2.6 million of short-term borrowings from foreign credit institutions. We paid $0.9 million of deferred financing costs associated with entering into the Senior Secured Credit Facilities and issuing the Senior Notes. Proceeds from the exercise of stock options totaled $1.1 million. We realized excess tax benefits of $2.7 million from share-based payments.

Year Ended December 31, 2010 (Predecessor)

Net Cash Provided by Operating Activities

Net cash provided by operating activities in the Predecessor year ended December 31, 2010 was $113.3 million. Profits, before deducting depreciation and amortization, non-cash interest of $31.2 million on the Senior PIK Notes and other non-cash items, generated $103.0 million of cash.

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

Changes in all other assets and liabilities netted to a $30.1 million increase in cash. This amount consisted primarily of (i) higher accruals for product returns and customer rebates and credits due to increases in our retail and distribution channel sales, (ii) timing of payment of employee-related accrued liabilities, including salaries and wages, incentive compensation and employee insurance and (iii) timing of income tax payments.

Net Cash Used in Investing Activities

Capital expenditures for the Predecessor year ended December 31, 2010 were $21.3 million. Proceeds from the sale of property, plant and equipment for the Predecessor year ended December 31, 2010 were $0.4 million. Proceeds from the sale of our joint venture interest in China, net of transaction costs and cash sold, totaled $0.3 million.

During the Predecessor year ended December 31, 2010, we posted $7.4 million of cash to collateralize a letter of credit required to appeal the judgment in the patent litigation discussed in more detail under “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation – Patent Litigation.” During the Predecessor year ended December 31, 2010, the letter of credit requirement with the workers’ compensation insurance carrier was reduced by $0.5 million and this amount of the cash collateral was returned. The cash collateral was invested in highly liquid, high quality government securities and was not available for general operating purposes as long as the letters of credit remained outstanding or until alternative collateral was posted.

Net Cash Provided by / Used in Financing Activities

Net cash used by financing activities in the Predecessor year ended December 31, 2010 was $17.3 million.

Borrowings during the Predecessor year ended December 31, 2010 included the $419.6 million proceeds of the term loan under the 2010 Credit Facility, net of original issue discount of $5.4 million, and $11.9 million of short-term borrowings payable to foreign credit institutions.

During the Predecessor year ended December 31, 2010, we made a $17.7 million mandatory prepayment on the term loan under the 2006 Credit Facility. The remaining $172.3 million was paid in full with the proceeds of the term loan under the 2010 Credit Facility. Also during 2010, we used cash of $235.5 million, representing the $230.0 million principal, the $3.6 million call premium and $1.9 million of interest during the redemption period, to redeem the Previously Outstanding Subordinated Notes.

During the Predecessor year ended December 31, 2010, our Spanish and Chinese subsidiaries repaid $12.1 million of short-term borrowings from foreign credit institutions, we paid $9.3 million of deferred financing costs associated with entering into the 2010 Credit Facility and we paid a $0.5 million premium related to a swaption agreement we entered into in connection with the 2010 Credit Facility.

Debt Capitalization

At December 31, 2012 and 2011, we had $78.9 million and $67.7 million of cash and cash equivalents, respectively. The following table details our debt outstanding (in millions):

	Successor
	December 31,	December 31,
	2012	2011
Senior Secured Term Loan Facility	$294.0	$297.0
Senior Notes	400.0	400.0
Short-term borrowings	—	3.1
Capital lease obligations	0.3	1.1
Economic development loan	0.5	—
Unamortized original issue discount	(0.9)	(1.2)

	693.9	700.0
Less:
Short-term borrowings	—	3.1
Current maturities	3.2	3.4

Long-term debt	$690.7	$693.5

Our significant debt service obligation is an important factor when assessing our liquidity and capital resources. At our December 31, 2012 debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs and debt discount, was $54.9 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. An increase of 0.25 percentage points (25 basis points) over the Adjusted LIBO Rate floor of 1.5% on our variable interest rate debt would increase our annual interest cost by $0.7 million. A decrease in the variable interest rate would have no impact due to the Adjusted LIBO Rate floor. The unadjusted LIBO Rate at December 31, 2012 was 0.211%.

Scheduled Maturities

Below is a schedule of required future repayments of all debt outstanding on December 31, 2012 (in millions).

2013	$3.2
2014	3.2
2015	3.2
2016	3.1
2017	282.1
Thereafter	400.0

$694.8

Management’s Action Plan and Outlook

Our primary sources of liquidity are cash on hand, cash flow from operations, available borrowing capacity under the Senior Secured Revolving Credit Facility and accounts receivable factoring arrangements.

Accounts Receivable Factoring

Factoring of customer trade accounts receivable is a significant part of our liquidity. We have experienced and expect to continue to experience many of our customers placing a significant emphasis on lowering their inventories to accounts payable ratios through negotiation of longer payment terms with us and our competition. Subject to certain limitations, our Senior Secured Credit Facilities permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements. At December 31, 2012, we had factoring relationships arranged by seven customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the increase in our utilization of customer factoring programs due to customers negotiating increased payment terms with us, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, or at all. If we were not able to factor accounts receivable, we would have to find other ways to finance these receivables or our liquidity would be reduced by having less cash on hand.

For the Successor year ended December 31, 2012, we sold $307.5 million of receivables. We sold $30.0 million of receivables from January 1, 2011 through the date of the UCI Acquisition and $250.7 million from the date of the UCI Acquisition through December 31, 2011 for a total of $280.7 million for the Combined Year Ended December 31, 2011. If receivables had not been factored, $218.1 million and $171.3 million of additional receivables would have been outstanding at December 31, 2012 and December 31, 2011, respectively. If we had not factored these receivables, we would have had to finance these receivables in some other way or our liquidity would be reduced by having less cash on hand. Our short-term cash projections assume an increase in the level of factored accounts receivable over the $218.1 million at December 31, 2012 due to a forecasted increase in our gross days sales outstanding resulting from extending accounts receivable terms with certain customers.

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

Capital expenditures for 2013 are expected to be approximately $41 million including equipment and tooling requirements to accelerate the in-sourcing of high volume parts and costs to complete construction of a building at our Fond du Lac, Wisconsin facility. The remaining forecasted capital expenditures primarily represent cost reduction projects and ongoing capital maintenance.

Based on our forecasts, we believe that cash flow from operations, available cash and cash equivalents and available borrowing capacity under the Senior Secured Revolving Credit Facility will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for the next twelve months.

Cost Sharing and Manufacturing Arrangements with FRAM Group

On July 29, 2011, Autoparts Holdings, an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Graeme Hart, completed the acquisition of FRAM Group. Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Hart. In addition, UCI International and FRAM Group are operated by a common senior management team.

The UCI International and FRAM Group businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. Extensive analysis was conducted to identify initial integration opportunities and additional analysis continues to identify potential further integration opportunities. Actions taken to date have resulted in cost savings benefiting both UCI International and FRAM Group. However, we may not be able to achieve the total anticipated cost savings or purchasing benefits in connection with the cost sharing and manufacturing arrangements with FRAM Group. Such activities inherently involve risks, including those associated with assimilating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of our operations. There may be additional costs or liabilities that are not currently anticipated, including unexpected loss of key employees or customers and hiring additional management and other critical personnel. These activities may also be disruptive to our ongoing business and not be successfully perceived by our customers. We cannot be assured we will be successful in these actions or that the two businesses will perform as anticipated.

As a result of our cost sharing and manufacturing arrangements with FRAM Group, on August 11, 2011, FRAM Group announced that it would cease operating at two locations and relocate those operations into other FRAM Group and UCI International filtration manufacturing locations. The first plant closing occurred in the fourth quarter of 2011 and a second plant ceased operations in September 2012. UCI International and FRAM Group will continue to maintain their own customer relationships and will continue to supply their existing customers. Where FRAM Group production is relocated to UCI International filtration manufacturing locations, UCI International will manufacture and supply products to FRAM Group in order to meet its customer orders. Product purchase orders will be entered into by UCI International and FRAM Group on an arms’-length basis to document the terms of the sale of products between the two related businesses. During 2012, UCI International produced approximately 35 million units for FRAM Group and, based on current forecasts, expects to produce approximately 38 million units for FRAM Group in 2013.

In connection with these actions, Champion entered into an asset purchase agreement, dated March 21, 2012, with FRAM Group to purchase certain equipment for $5.6 million, which was relocated to Champion’s plant locations. The full amount of the purchase price was paid by Champion during the fourth quarter of 2011. During the fourth quarter of 2012, the relocation of equipment to the recipient plant locations was completed. Upon completion of the equipment relocation, the total value of the equipment transferred was $4.9 million. The remaining receivable balance of $0.7 million representing purchase price in excess of asset value transferred was repaid from FRAM Group to Champion during the fourth quarter of 2012.

Joint Services Agreement

On July 29, 2011, UCI International, Inc. entered into a Joint Services Agreement (“JSA”) with Autoparts Holdings. Under the agreement, UCI International, Inc. and Autoparts Holdings each agreed to purchase certain administrative services from the other party. The agreement has an initial term of one year that will be automatically renewed for an additional one year period unless either party gives written notice to the other party of non-renewal no later than 90 days prior to the end of the initial term or renewal term, as applicable. The agreement may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The agreement may also be terminated for breach or termination of affiliation. The agreement contains representations, warranties and indemnity obligations customary for agreements of this type. On July 29, 2012, the JSA automatically renewed for an additional one year period.

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

Contractual Obligations

The following table is a summary of contractual cash obligations as of December 31, 2012 (in millions):

	Payments Due by Period
	Less Than			More Than
	1 Year	2-3 Years	4-5 Years	5 Years	Total
Debt repayments (excluding interest)	$3.2	$6.4	$285.2	$400.0	$694.8
Interest payments (1)	51.7	102.9	93.6	38.8	287.0
Estimated pension funding (2)	9.0	19.4	12.7	See (2) below	41.1
Other postretirement benefit payments (3)	0.7	1.4	1.4	See (3) below	3.5
Operating leases	4.9	7.1	5.0	4.6	21.6
Purchase obligations (4)	130.2	—	—	—	130.2
Unrecognized tax benefits (5)	—	—	—	—	—

Total contractual cash obligations	$199.7	$137.2	$397.9	$443.4	$1,178.2

(1)	Estimated interest payments are based on the assumption that (i) December 31, 2012 interest rates will prevail throughout all future periods, (ii) debt is repaid on its original due date, and (iii) no new debt is issued.
(2)	Estimated pension funding included in the table is based on the current composition of pension plans, current plan benefits and current actuarial assumptions. Pension funding will continue beyond year 5. Nevertheless, estimated pension funding is excluded from the table after year 5. See Note 13 to the audited consolidated financial statements included elsewhere in this annual report for the funding status of Holdings’ pension plans at December 31, 2012.
(3)	Estimated benefit payments are based on current actuarial assumptions. Benefit payments will continue beyond year 5. Nevertheless, estimated payments are excluded from the table after year 5. See Note 13 to the audited consolidated financial statements included elsewhere in this annual report for the funding status of Holdings’ other postretirement benefit plans at December 31, 2012.
(4)	Included in the purchase obligations is $7.2 million related to property, plant and equipment. The remainder is for materials, supplies and services routinely used in Holdings’ normal operations.
(5)	Possible payments of $1.9 million related to unrecognized tax benefits are not included in the table because management cannot make reasonably reliable estimates of when cash settlement will occur, if ever. These unrecognized tax benefits are discussed in Note 12 to the audited consolidated financial statements included elsewhere in this annual report.

Treasury Policy

Our treasury policy seeks to ensure that adequate financial resources are available for the development of our businesses while managing our currency and interest rate risks. Our policy is to not engage in speculative transactions. Our policies with respect to the major areas of our treasury activity are set forth in “Management’s Action Plan and Outlook” above.

Off Balance Sheet Arrangements

We do not enter into off balance sheet arrangements other than operating leases in the normal course of business.

Disclosure under Section 13(r) of the Exchange Act

We are disclosing the following information pursuant to Section 13(r) of the Exchange Act. SIG Combibloc Group AG (“SIG”) is a subsidiary of Reynolds Group Holdings Limited, the sole indirect owner of which is Graeme Hart, and thereby an affiliate of UCI Holdings for purposes of this disclosure. SIG has provided us with the following information:

SIG owns 50% of SIG Combibloc Obeikan Company Limited, a Saudi Arabian joint venture (“SIG Obeikan”). SIG Obeikan sells carton sleeves to Iran Dairy Industries Co. — Pegah Product Dairy Production (“IDIC”), which sleeves are used for packaging of milk and other dairy products. IDIC is, to SIG’s knowledge, majority-owned buy a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. SIG Obeikan’s 2012 gross sales to IDIC were approximately €8 million, and its net profit from such sales was approximately €1 million. SIG Obeikan intends to continue this activity.

Recently Adopted Accounting Guidance

See the Recently Adopted Accounting Guidance section of Note 1 to the audited consolidated financial statements included elsewhere in this annual report.

Recently Issued Accounting Guidance

See the Recently Issued Accounting Guidance section of Note 1 to the audited consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

The following table lists the members of the boards of directors of Holdings and UCI International, Inc. and the senior management of UCI International, Inc. as of the date of this annual report:

Directors of Holdings and Directors and Senior Management of UCI International, Inc.

Name	Age	Position
Graeme Hart	57	Sole indirect owner, Director of Holdings
Allen Hugli	50	Director of Holdings
Gregory Cole	50	Director of Holdings
Bryce Murray	55	Director of Holdings
Thomas Degnan	65	Director of Holdings
Bruce Zorich	59	President, Chief Executive Officer, Director of UCI International, Inc.
Ricardo Alvergue	53	Vice President, Chief Financial Officer, Director of UCI International, Inc.
Keith Zar	58	Vice President, General Counsel and Secretary, Director of UCI International, Inc.

Holdings has no independent directors. The directors do not serve a specific term and can be removed at any time by the strategic owner.

Graeme Hart is the sole indirect owner of Holdings and has served as a director of Holdings since February 2011. In addition, Mr. Hart is the ultimate owner and a director of Reynolds Group Holdings Limited (“RGHL”, a global manufacturer and supplier of consumer food, beverage and foodservice packaging products) and the ultimate owner of Carter Holt Harvey Limited (“Carter Holt”, which was previously listed on the New Zealand Stock Exchange and is in the business of building supplies, pulp and paper and wood products, mainly in Australia and New Zealand) and the ultimate owner and a director of Autoparts Holdings, a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts. Mr. Hart is also the sole shareholder and a director of Rank Group and a director of a number of private investment companies.

Allen Hugli has served as a director of Holdings since its formation and was a director of UCI International, Inc. from the UCI Acquisition until 2012. Mr. Hugli is a member of the Audit Committee of Holdings. In addition, Mr. Hugli is the Chief Financial Officer of RGHL and serves as a director and officer of a number of other companies within the RGHL group of companies. He is also the Chief Financial Officer and a director of Rank Group and other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 1993. He has been the Chief Financial Officer of Burns, Philp & Company Pty Limited (“Burns Philp”) since 1999. Mr. Hugli previously held positions in financial management and audit practices in Australia, Canada and New Zealand.

Gregory Cole has served as a director of Holdings since its formation and was a director of UCI International, Inc. from the UCI Acquisition until 2012. Mr. Cole is a member of the Audit Committee of Holdings. Mr. Cole is also a director of RGHL and a director and officer of a number of other companies within the RGHL group of companies. He is also a director of Rank Group and other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 2004. From 1994 to 2004, Mr. Cole was a partner with Deloitte Touche Tohmatsu, a firm he joined in 1986.

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

Thomas Degnan has served as a director of Holdings since March 2012 and was a director of UCI International, Inc. from the UCI Acquisition until 2012. In addition, Mr. Degnan is a director and the Chief Executive Officer of RGHL, a position he has held since 2007, and a director and officer of a number of companies within the RGHL group of companies. He also served as a director of Burns Philp and of Carter Holt while both were public companies.

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

Ricardo Alvergue has served as Chief Financial Officer and a director of UCI International, Inc. since February 2013. He has also served as Chief Financial Officer for FRAM Group since February 2013. Prior to joining UCI International, Mr. Alvergue was the Chief Financial Officer of Evergreen Packaging, Inc., part of the RGHL group of companies, from 2007 until 2013. Mr. Alvergue has also held the Chief Financial Officer role for the North American Burns Philp group of companies from 1999 to 2009. Prior to this he has held several financial positions including six years experience in audit with KPMG.

Keith Zar has been UCI International, Inc.’s Vice President, General Counsel and Secretary since 2006 and has been a director of UCI International, Inc. since 2012. He has also served as Vice President, General Counsel and Secretary for FRAM Group since July 29, 2011. From April to August 2011, he was UCI International, Inc.’s interim Chief Financial Officer. Prior to joining UCI, Mr. Zar was Senior Vice President, General Counsel and Chief Administrative Officer of Next Level Communications. Mr. Zar received his B.S. from the University of Illinois and his J.D. from Rutgers University School of Law.

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

Directors’ and Senior Management’s Compensation

The aggregate compensation paid to our businesses’ key management and personnel, including incentive bonus payments, pension contributions, compensation for loss of office, and the estimated total value of benefits-in-kind granted to key management and personnel as a group during the Successor year ended December 31, 2012 was $3.3 million. The directors do not receive compensation for their services in such capacities.

The directors do not receive any incentive or variable pay as part of their compensation packages in those capacities. All senior management of UCI International, Inc. participate in annual incentive compensation plans that measure EBITDA and working capital performance. Targets are set annually based on annual operating plans and goals. Awards are calculated on performance against the predetermined goals, with final individual payouts determined at the discretion of the directors of UCI International, Inc.

Mr. Zorich participates in the Champion Laboratories, Inc. Pension Plan. During the Successor year ended December 31, 2012, the value of Mr. Zorich’s accumulated benefits under the plan increased by $93,471. For more information regarding the plan, see Note 13 to the audited financial statements as of and for the year ended December 31, 2012, included elsewhere in this annual report. Mr.  Zorich is the only member of senior management who participates in a company pension plan.

Directors’ and Senior Management’s Service Contracts

No director has a service contract relating to his position as director.

Mr. Zorich and Mr. Zar have entered into employment agreements with UCI International, Inc. Mr. Alvergue and Mr. Larson have entered into employment letters with UCI International, Inc.

Directors’ and Senior Management’s Indemnification Agreements

Holdings has entered into Agreements of Indemnification for the benefit of the directors and officers of UCI International, Inc. and the subsidiaries and parent companies of UCI International, Inc. that are guarantors of the Senior Notes and the Senior Secured Credit Facilities. The agreements provide that Holdings shall, subject to certain limitations, indemnify each director and officer of UCI International, Inc. and the guarantors against all legal expenses, losses, liabilities, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges in connection therewith) incurred by such director or officer or on behalf of such director or officer in connection with any proceeding resulting from or relating to decisions a director or officer made or any actions a director or officer took on behalf of such entity in his capacity as a director or officer of such entity in connection with any transactions or the approval or execution of any transactions.

Employees

As of December 31, 2012, 2011 and 2010, we had approximately 3,800, 3,800 and 3,900 employees, respectively. In 2012, 2011 and 2010, approximately 69%, 75% and 75%, respectively, of our workforce was located in the U.S. and approximately 19%, 15% and 15%, respectively, of our workforce was located in China. As of December 31, 2012, approximately 13% of our workforce was represented by union affiliations and collective bargaining agreements at two of our U.S. manufacturing locations. The collective bargaining agreement for our Fond du Lac, Wisconsin plant was renewed in April 2012 and will expire in April 2015. The collective bargaining agreement for our Fairfield, Illinois plant expires in August 2013. Management considers our labor relations to be good and our labor rates competitive.

Share Ownership

Other than Mr. Graeme Hart, no director or member of our senior management team beneficially owns any shares in Holdings or UCI International, Inc.

ITEM  7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders and Beneficial Ownership

As of the date of this annual report, Holdings and UCI International, Inc. are indirectly wholly-owned by Mr.  Graeme Hart. As of December 31, 2012 and 2011, Mr. Hart indirectly owned 1,002 and 1,001 shares, respectively.

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

In addition to the related party transactions discussed below, from time to time we enter into other transactions with affiliates which are not material to us or our affiliate or unusual in their nature or conditions.

Director and Officer Indemnification Agreements

Holdings has entered into agreements of indemnification for the benefit of the directors and officers of certain subsidiaries of Holdings, including UCI International, Inc., as described under “Part I, Item 6. Directors, Senior Management and Employees — Directors’ and Senior Management’s Indemnification Agreements.”

Rank Group

The immediate parent of Holdings is UCI Holdings (No.1) Limited and the ultimate controlling entity is UCI Holdings (No.2) Limited. The ultimate sole shareholder of Holdings is Mr. Graeme Hart. During the Successor years ended December 31, 2012 and 2011, Rank Group, an entity under the common ultimate control of Mr. Hart, incurred on behalf of Holdings third party professional fees and expenses associated with the UCI Acquisition and related acquisition financing and accounting fees totaling $0.1 million and $18.1 million, respectively, which were then charged to Holdings. As of December 31, 2012 there was no balance payable. As of December 31, 2011, $0.4 million remained unsettled and was included in “Related party payables” on the consolidated balance sheets.

Joint Services Agreement

On July 29, 2011, UCI International, Inc. entered into a JSA with Autoparts Holdings. Under the agreement, UCI International, Inc. and Autoparts Holdings each agreed to purchase certain administrative services from the other party. The agreement has an initial term of one year that automatically renewed on July 29, 2012 for an additional one year period. The agreement may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The agreement may also be terminated for breach or termination of affiliation. The agreement contains representations, warranties and indemnity obligations customary for agreements of this type. During the Successor years ended December 31, 2012 and 2011, UCI International charged Autoparts Holdings a net $2.6 million and $0.4 million, respectively, for services rendered pursuant to this agreement. As of December 31, 2012 and 2011, UCI International had a receivable from Autoparts Holdings of $0.6 million and $0.4 million, respectively, included in “Related party receivables” on the consolidated balance sheets. These amounts are to be repaid in the normal course of business.

UCI International and FRAM Group Cost Sharing and Manufacturing Arrangements

On July 29, 2011, Autoparts Holdings, an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Hart, completed the acquisition of the automotive consumer products business of Honeywell International Inc. Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Hart. In addition, UCI International and FRAM Group are operated by a common senior management team.

During the Successor years ended December 31, 2012 and 2011, Holdings incurred costs of $27.0 million and $12.5 million, respectively, related to the implementation of our cost sharing and manufacturing arrangements with FRAM Group. Holdings charged FRAM Group $19.9 million and $5.2 million during the Successor years ended December 31, 2012 and 2011, respectively, for FRAM Group’s share of the costs. In addition, Holdings paid $3.0 million on behalf of FRAM Group for certain software licensing costs related to FRAM Group’s separation from Honeywell International, Inc. during the Successor year ended December 31, 2011. As of December 31, 2012 and 2011, balances totaling $2.7 million and $8.2 million, respectively, remained unpaid and are included in “Related party receivables” on the consolidated balance sheets. These amounts are to be repaid in the normal course of business.

Product Purchase Arrangement

The UCI International and FRAM Group businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. As a result of our cost sharing and manufacturing arrangements with FRAM Group, on August 11, 2011, FRAM Group announced that it would cease operating at two locations and relocate those operations into other FRAM Group and UCI International filtration manufacturing locations. The first plant closing occurred in the fourth quarter of 2011 and a second plant ceased operation in September 2012. UCI International and FRAM Group will continue to maintain their own customer relationships and will continue to supply their existing customers. Where FRAM Group production is relocated to UCI International filtration manufacturing locations, UCI International will manufacture and supply products to FRAM Group in order to meet its customer orders. Product purchase orders will be entered into by UCI International and FRAM Group on an arm’s-length basis to document the terms of the sale of products between the two related businesses. During 2012, UCI International produced approximately 35 million units for FRAM Group and, based on current forecasts, expects to produce approximately 38 million units for FRAM Group in 2013. As of December 31, 2012 and 2011, Champion had outstanding receivable balances of $17.3 million and $0.4 million, respectively, related to shipment of products to FRAM Group included in “Related party receivables” on the consolidated balance sheets.

Asset Purchase Agreement

In connection with the relocation of certain operations to Champion’s filtration operations, Champion entered into an asset purchase agreement, dated March 21, 2012, with FRAM Group to purchase certain equipment for $5.6 million, which was relocated to Champion’s plant locations. The full amount of the purchase price was paid by Champion during the fourth quarter of 2011. During the fourth quarter of 2012, the relocation of equipment to the recipient plant locations was completed. Upon completion of the equipment relocation, the total value of the equipment transferred was $4.9 million. The remaining receivable balance of $0.7 million representing the purchase price in excess of asset value transferred was repaid from FRAM Group to Champion during the fourth quarter of 2012.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information

See “Part III, Item 18. Financial Statements.”

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

Material Contracts

Below is a summary of material contracts, other than contracts entered into in the ordinary course of business, which Holdings or UCI International entered into or performed or that were otherwise outstanding during the past two years.

Description of the Senior Notes

General

The following summary of certain provisions of the indenture governing the Senior Notes (the “Indenture”) does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the Senior Notes, including the definitions of certain terms therein and those terms made a part of the Indenture by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). For all purposes of the Indenture and this “Description of the Senior Notes,” references to an entity shall be to it and to any successor in interest thereto.

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

Principal, Maturity and Interest

An aggregate principal amount of $400.0 million of Senior Notes is currently outstanding as of the date of this annual report. The Issuer may issue additional Senior Notes, from time to time (the “Additional Notes”). Any offering of Additional Notes is subject to certain covenants set forth in the Indenture. The Senior Notes and any Additional Notes subsequently issued under the Indenture are treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Senior Notes,” references to the Senior Notes include any Additional Notes actually issued.

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

At December 31, 2012:

(1) Holdings and its subsidiaries had an aggregate principal amount of $294.8 million of indebtedness outstanding secured by liens, and Holdings and its subsidiaries had $67.0 million of availability under the Senior Secured Revolving Credit Facility under the Senior Secured Credit Facilities, which if borrowed would be similarly secured; and

(2) Holdings and its subsidiaries had an aggregate principal amount of $694.0 million of unsubordinated indebtedness outstanding consisting of amounts outstanding under the Senior Notes (including the Guarantees with respect thereto) and the Senior Secured Credit Facilities.

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

Unless a subsidiary of Holdings is a subsidiary Guarantor or the Issuer, claims of creditors of such subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such subsidiary generally will have priority with respect to the assets and earnings of such subsidiary over the claims of creditors of the Issuer, including holders of the Senior Notes. The Senior Notes, therefore, will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of subsidiaries of Holdings that are not the subsidiary Guarantors or the Issuer. As of December 31, 2012, UCI International, Inc.’s subsidiaries that do not guarantee the Senior Notes accounted for $166.3 million, or 11.5% of our total assets, and for the Successor year ended December 31, 2012, UCI International, Inc.’s subsidiaries that do not guarantee the Senior Notes accounted for (i) $74.6 million, or 7.6%, of our net sales to third parties and (ii) $17.2 million, or 10.8%, of our total Adjusted EBITDA. See “Part I, Item 3. Key Information—Risk Factors — Risks Related to Our Structure, the Guarantees and the Senior Notes. Not all of our subsidiaries guarantee the Senior Notes, and the Senior Notes and the guarantees of the Senior Notes are structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.”

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

Senior Secured Credit Facilities

Overview

On January 26, 2011, we entered into the Senior Secured Credit Facilities, pursuant to which certain lenders provided term and revolving loans and commitments to the Issuer and any subsidiaries of Holdings designated as borrowers, after the closing date of the Senior Secured Credit Facilities (the “Additional Borrowers”) in an aggregate principal amount equal to $375.0 million.

The proceeds of the term loans made under the Senior Secured Credit Facilities were applied, together with the proceeds from the issuance of the Senior Notes, the Equity Contribution and available cash of UCI International (i) to finance the UCI Acquisition, (ii) to repay the 2010 Credit Facility, (iii) to repurchase, call for redemption and satisfy and discharge the Senior PIK Notes and (iv) to pay related fees and expenses.

Structure

The Senior Secured Credit Facilities consist of the following:

•	$300.0 million of term loans under the Senior Secured Term Loan Facility, borrowed by the Issuer on the closing of the Transactions ($294.0 million outstanding at December 31, 2012); and

•	a Senior Secured Revolving Credit Facility of $75.0 million (of which up to $50.0 million may be drawn by way of letters of credit), which was undrawn at December 31, 2012 and which may be drawn by the Issuer or any Additional Borrowers. Certain letters of credit were deemed issued at December 31, 2012 and, consequently, availability under the Senior Secured Revolving Credit Facility was reduced by $8.0 million.

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

Repayment, Prepayments and Amortization

The Senior Secured Revolving Credit Facility will mature on January 26, 2016. The Senior Secured Term Loan Facility will mature on July 26, 2017.

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

Interest Rate and Fees

The rate of interest on loans under the Senior Secured Credit Facilities for each interest period is the percentage rate per annum equal to the sum of:

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

The borrowers are required to pay a commitment fee equal to 1.125% per annum on undrawn and uncancelled amounts of the Senior Secured Revolving Credit Facility. The borrowers are also required to pay certain arrangement fees to certain lenders in connection with the syndication of the Senior Secured Credit Facilities and agency fees to the agent under the Senior Secured Credit Facilities, in the amounts and at the times agreed to between the relevant parties.

The borrowers are required to pay to each revolving lender under the Senior Secured Revolving Credit Facility a letter of credit participation fee, calculated at the rate equal to the margin applicable to Eurocurrency loans under the revolving credit facilities, on the outstanding amount of such lender’s pro rata percentage of letter of credit exposure under the Senior Secured Revolving Credit Facility. The relevant borrower is also required to pay to any letter of credit issuing bank the fronting, issuing and drawing fees specified from time to time by such issuing bank.

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

In addition, the Senior Secured Credit Facilities contain customary financial covenants, including maximum senior secured leverage ratios, minimum interest coverage ratios and limitations on capital expenditures. We are required to maintain a minimum interest coverage ratio of 2.00x and a maximum senior secured leverage ratio which becomes increasingly more restrictive over time to 2.50x. The maximum senior secured leverage ratio was 3.50x during 2012 and is 3.25x during 2013.

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

Foreign Currency Exposure

Currency Translation

As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the Euro, Mexican peso, British pound and the Chinese yuan. The results of operations of our foreign subsidiaries are translated into U.S. dollars at the average exchange rates for each relevant period, except for our Chinese subsidiaries, where cost of sales is translated primarily at historical exchange rates. This translation has no impact on our cash flow. However, as foreign exchange rates change, there are changes to the U.S. dollar equivalent of sales and expenses denominated in foreign currencies. In 2012, approximately 8% of our net sales were made by our foreign subsidiaries, and our total non-U.S. net sales represented approximately 15% of our total net sales. Their combined net income was not material in relation to the net income of Holdings. While these results, as measured in U.S. dollars, are subject to foreign exchange rate fluctuations, we do not consider the related risk to be material to our financial condition or results of operations.

The following table summarizes the potential impact on sales of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	2012 Sales	Potential Impact
Euro	$40.4	$4.0
Mexican peso	29.6	3.0
British pound	9.7	1.0
Chinese yuan	4.6	0.5

Except for the Chinese subsidiaries, the balance sheets of foreign subsidiaries are translated into U.S. dollars at the closing exchange rates as of the relevant balance sheet date. Any adjustments resulting from the translation are recorded in accumulated other comprehensive income (loss) on our consolidated statements of changes in shareholder’s equity (deficit). For our Chinese subsidiaries, non-monetary assets and liabilities are translated into U.S. dollars at historical rates and monetary assets and liabilities are translated into U.S. dollars at the closing exchange rate as of the relevant balance sheet date. Adjustments resulting from the translation of the balance sheets of our Chinese subsidiaries are recorded in our consolidated statements of comprehensive income as a component of net income.

The following table summarizes the potential impact on net asset values of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	2012 Net Asset
	Value	Potential Impact
Euro	$27.0	$2.7
Mexican peso	15.6	1.6
British pound	2.0	0.2

Currency Transactions

Currency transaction exposure arises where actual sales and purchases are made by a company in a currency other than its own functional currency. In 2013, we expect to source approximately $109 million of components from China. To the extent possible, we structure arrangements where the purchase transactions are denominated in U.S. dollars as a means to minimize near-term exposure to foreign currency fluctuations. The currency exchange rate from Chinese yuan to U.S. dollars has historically been fairly stable, in large part due to the economic policies of the Chinese government. However, the value of the yuan increased approximately 8% during the period July 1, 2010 through December 31, 2012 as a result of the Chinese government changing, during the third quarter of 2010, its policy on “pegging” the yuan against the U.S. dollar.

A weakening of the U.S. dollar means that we pay more U.S. dollars to obtain components from China, which equates to higher cost of sales. If the U.S. dollar weakened by 10% against the Chinese yuan, the potential impact would be to increase estimated 2013 cost of goods sold by approximately $109 million. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful.

Historically, our Mexican operations sourced a significant amount of inventory from the United States. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations must pay more pesos to obtain inventory from the United States. Conversely, a weakening the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the period March 31, 2009 through December 31, 2010, the U.S. dollar weakened against the Mexican peso by approximately 16%. During the year ended December 31, 2011, the U.S. dollar strengthened against the Mexican peso by approximately 11%, reversing the trend experienced in 2010. During the year ended December 31, 2012, the U.S. dollar weakened against the Mexican peso by approximately 7%. During 2012, we approved and announced a restructuring plan affecting our Mexican operations, which will result in a reduction in the amount of U.S. sourced inventory purchased by our Mexican operations, thereby reducing our currency exposure risk related to these inventory purchases.

We will continue to monitor our transaction exposure to currency rate changes and in the future may enter into currency forward and option contracts to reduce this exposure, as appropriate. Where these contracts are deemed to be effective hedges and we choose to apply hedge accounting, the gains and losses are deferred until the transaction being hedged is settled. As of December 31, 2012, we had no foreign currency contracts outstanding. We do not engage in speculative activities.

Interest Rate Risk

Historically, we periodically entered into interest rate agreements to manage interest rate risk on borrowing activities. On September 28, 2010, UCI entered into a “swaption” agreement providing UCI with the right but not the obligation to enter into an interest rate swap on or about March 23, 2012. The swaption agreement expired on March 31, 2012 without any action on UCI’s part. The cost of entering into the swaption was $0.5 million. UCI did not designate or account for the swaption as a hedge. Changes in the market value of the swaption were recognized in income as a component of “Miscellaneous, net.”

We utilize, and we will continue to utilize, sensitivity analyses to assess the potential effect of our variable rate debt. At our December 31, 2012 debt level and borrowing rates, annual interest expense including amortization of deferred financing costs and debt discount, would be $54.9 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. If variable interest rates were to increase by 0.25% per annum over the Adjusted LIBO Rate floor, the net impact would be a decrease of approximately $0.5 million of our net income and cash flow. A decrease in the variable interest rate would have no impact due to the Adjusted LIBO Rate floor. The unadjusted LIBO Rate at December 31, 2012 was 0.211%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures. Our President and Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Our internal control over financial reporting is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

Management evaluated the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commissions, or COSO, framework. Based on this evaluation, management has assessed the effectiveness of Holdings’ internal control over financial reporting, as of December 31, 2012, and concluded that such internal control over financial reporting is effective.

(c) Changes in Internal Control Over Financial Reporting. There were no changes in Holdings’ internal control over financial reporting that occurred during the Successor year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, Holdings’ internal control over financial reporting during 2012.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the fees billed to Holdings for professional services rendered by its principal accountant, Grant Thornton LLP (in thousands):

	Total Fees
Services	2012	2011	2010
Audit fees (1)	$1,670	$2,240	$1,723
Audit-related fees (2)	189	120	178
Tax fees (3)	—	—	—

Total	$1,859	$2,360	$1,901

(1)	Audit fees include fees for the audit of Holdings’ annual consolidated financial statements, reviews of quarterly financial statements and the audit or review services related to the issuance and registration of the Senior Notes with the SEC.
(2)	Audit-related fees in 2012, 2011 and 2010 included audits of UCI International-sponsored pension plans. In addition, audit-related fees in 2010 included audit or review services related to our planned initial public offering that was withdrawn, including provision of comfort letters.
(3)	Tax Fees: No tax services were rendered during 2012, 2011 and 2010.

Upon establishing Holdings’ Audit Committee, Holdings’ policy requires the Audit Committee to approve all audit, audit-related, tax and other services.

Subsequent to the UCI Acquisition and until establishing Holdings’ Audit Committee, Holdings’ policy was to require the Board of Directors’ approval for all audit, audit-related, tax and other services.

Prior to the UCI Acquisition, UCI International, Inc.’s former Board of Directors maintained an Audit Committee. Our policy was to require our Audit Committee to pre-approve audit services. In March 2004, UCI International, Inc. established a policy that also required Audit Committee pre-approval for all audit-related, tax, and other services. Previously, senior management was authorized to approve such services provided that the services were brought to the attention of the Audit Committee and were approved by the Audit Committee prior to the completion of the audit. Management monitored all services provided by UCI International, Inc.’s principal accountants and reported periodically to UCI International, Inc.’s Audit Committee on these matters.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G. CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

The consolidated financial statements of Holdings are contained in “Financial Statements” beginning on page F-1 of this annual report.

ITEM 19. EXHIBITS.

Exhibit No.	DESCRIPTION

1.1	Certificate of Incorporation of UCI Holdings Limited (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 filed April 20, 2011).

1.2	Constitution of UCI Holdings Limited (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 filed April 20, 2011).

2.1	Indenture, dated as of January 26, 2011, by and among Uncle Acquisition 2010 Corp, UCI Holdings Limited, UCI Acquisition Holdings (No. 1) Corp, UCI Acquisition Holdings (No. 2) Corp, the Subsidiary Guarantors from time to time parties thereto, and Wilmington Trust FSB, as Trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-4 filed April 20, 2011).

2.2	First Supplemental Indenture, dated as of January 26, 2011, by and among UCI International, Inc., the Subsidiary Guarantors named therein and Wilmington Trust FSB, as Trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4 filed April 20, 2011).

2.3	Form of senior note (included in Exhibit 4.3) (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 filed April 20, 2011).

4.1	Credit Agreement, dated as of January 26, 2011, by and among Uncle Acquisition 2010 Corp, UCI International, Inc., UCI Holdings Limited, UCI Acquisition Holdings (No. 1) Corp, UCI Acquisition Holdings (No. 2) Corp, the Subsidiary Guarantors from time to time parties thereto and the several lenders from time to time parties thereto and Credit Suisse AG, Cayman Islands branch, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed April 20, 2011).

4.2	Guarantor Joinder to the Credit Agreement, dated as of January 26, 2011, by and among the Subsidiary Guarantors named therein and Credit Suisse AG, Cayman Islands branch, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed April 20, 2011).

4.3	Collateral Agreement, dated as of January 26, 2011, by and among UCI International, Inc., UCI Holdings Limited, the Grantors from time to time parties thereto and Wilmington Trust FSB, as Collateral Agent (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 filed April 20, 2011).

4.4	Copyright Security Agreement, dated as of January 26, 2011, between Airtex Products, LP and Wilmington Trust FSB, as Collateral Agent (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed April 20, 2011).

4.5	Patent Security Agreement, dated as of January 26, 2011, by and among Airtex Products, LP, Champion Laboratories, Inc. and Wilmington Trust FSB, as Collateral Agent (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 filed April 20, 2011).

4.6	Trademark Security Agreement, dated as of January 26, 2011, by and among Airtex Products, LP, ASC Industries, Inc., Champion Laboratories, Inc., Wells Manufacturing, LP and Wilmington Trust FSB, as Collateral Agent (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 filed April 20, 2011).

4.7	Fourth Amended and Restated Champion Laboratories Pension Plan, effective as of January 1, 1997 (incorporated by reference to Exhibit 10.7 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

4.8	UCI Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.11 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

4.9	Agreement of Indemnification, dated January 11, 2011, by UCI Holdings Limited for the benefit and in favor of the Indemnitees named therein (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 filed April 20, 2011).

4.10	Agreement of Indemnification, dated January 26, 2011, by UCI Holdings Limited for the benefit and in favor of the Indemnitees named therein (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 filed April 20, 2011).

4.11	Joint Services Agreement, dated July 29, 2011, between UCI International, Inc. and Autoparts Holdings Limited. (incorporated by reference to Exhibit 10.1 to Current Report on Form 6-K filed August 1, 2011).

4.12	Asset Purchase Agreement, dated March 21, 2012, between Champion Laboratories, Inc. and FRAM Group Operations LLC (incorporated by reference to Exhibit 4.20 to Annual Report on Form 20-F filed March 26, 2012).

7.1	Statement of Computation of Ratio of Earnings to Fixed Charges.

8.1	List of Subsidiaries.

12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UCI Holdings Limited (Registrant)

Date: March 20, 2013	By:	/s/ Ricardo F. Alvergue
Name: Ricardo F. Alvergue
Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder

UCI Holdings Limited

We have audited the accompanying consolidated balance sheets of UCI Holdings Limited (a New Zealand registered company) and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in shareholder’s equity, and cash flows for the years ended December 31, 2012 and 2011 and the period from November 26, 2010 through December 31, 2010 (Successor) and UCI International, Inc. for the period from January 1, 2011 through January 25, 2011 (Predecessor) and the year ended December 31, 2010 (Predecessor). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UCI Holdings Limited and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years ended December 31, 2012 and 2011 and the period from November 26, 2010 through December 31, 2010 (Successor) and the period from January 1, 2011 through January 25, 2011 and the year ended December 31, 2010 (Predecessor) in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Cincinnati, Ohio

March 20, 2013

UCI Holdings Limited

Consolidated Balance Sheets

(in thousands)

	Successor
	December 31,	December 31,
	2012	2011
Assets
Current assets
Cash and cash equivalents	$78,917	$67,697
Accounts receivable, net	227,542	256,679
Related party receivables	19,872	10,760
Inventories	175,291	158,063
Deferred tax assets	28,877	37,894
Other current assets	27,105	15,375

Total current assets	557,604	546,468
Property, plant and equipment, net	160,174	153,044
Goodwill	309,102	308,821
Other intangible assets, net	399,585	423,687
Deferred financing costs, net	17,483	20,176
Other long-term assets	3,732	1,822

Total assets	$1,447,680	$1,454,018

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$132,803	$122,932
Short-term borrowings	—	3,169
Current maturities of long-term debt	3,177	3,373
Related party payables	734	1,249
Accrued expenses and other current liabilities	115,453	130,980

Total current liabilities	252,167	261,703
Long-term debt, less current maturities	690,748	693,485
Pension and other postretirement liabilities	120,093	118,040
Deferred tax liabilities	110,965	112,714
Other long-term liabilities	2,546	2,425

Total liabilities	1,176,519	1,188,367
Contingencies—Note 14
Shareholder’s equity
Common stock	320,038	320,000
Retained deficit	(5,243)	(19,870)
Accumulated other comprehensive loss	(43,634)	(34,479)

Total shareholder’s equity	271,161	265,651

Total liabilities and shareholder’s equity	$1,447,680	$1,454,018

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Consolidated Statements of Comprehensive Income (loss)

(in thousands)

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	November 26, 2010 through December 31, 2010	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Net sales	$984,497	$910,179	$—	$78,842	$944,983
Cost of sales	745,995	710,360	—	60,296	708,581

Gross profit	238,502	199,819	—	18,546	236,402
Operating expenses
Selling and warehousing	(67,413)	(66,212)	—	(5,167)	(60,550)
General and administrative	(58,662)	(41,612)	—	(3,577)	(43,005)
Amortization of acquired intangible assets	(22,165)	(20,378)	—	(405)	(5,219)
Merger and acquisition costs (Note 2)	—	(11,331)	(1,259)	(5,170)	—
Restructuring costs, net (Note 3)	(5,877)	(1,275)	—	—	(1,655)
Stock-based compensation expense (Note 17)	—	—	—	(15,082)	(443)
Trademark impairment loss (Note 8)	—	(3,800)	—	—	—
Patent litigation costs (Note 14)	—	(387)	—	(500)	(5,869)
Antitrust litigation costs (Note 14)	(1,228)	(11,731)	—	(813)	(7,195)

Operating income (loss)	83,157	43,093	(1,259)	(12,168)	112,466
Other expense
Interest expense, net (Note 11)	(54,765)	(51,691)	—	(4,663)	(60,829)
Management fee expense	—	—	—	(139)	(2,000)
Loss on early extinguishment of debt (Note 11)	—	—	—	(24,153)	(8,687)
Debt commitment fees	—	(5,945)	—	—	—
Miscellaneous, net	(6,188)	(4,974)	—	(727)	(3,433)

Income (loss) before income taxes	22,204	(19,517)	(1,259)	(41,850)	37,517
Income tax (expense) benefit (Note 12)	(7,577)	906	—	13,952	(14,552)

Net income (loss)	14,627	(18,611)	(1,259)	(27,898)	22,965
Less: loss attributable to noncontrolling interest	—	—	—	—	(37)

Net income (loss) attributable to equity holder	$14,627	$(18,611)	$ (1,259)	$(27,898)	$23,002

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	1,930	(4,709)	—	627	(139)
Pension and OPEB liability, net of tax of $6,041, $19,167, ($0), ($71) and $5,464	(11,085)	(29,770)	—	116	(8,834)

Total other comprehensive income (loss)	(9,155)	(34,479)	—	743	(8,973)

Comprehensive income (loss)	$5,472	$(53,090)	$(1,259)	$(27,155)	$14,029

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Consolidated Statements of Cash Flows

(in thousands)

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	November 26, 2010 through December 31, 2010	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Cash flows from operating activities:
Net income (loss) attributable to equity holder	$14,627	$(18,611)	$ (1,259)	$(27,898)	$23,002
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	52,224	50,907	—	2,902	35,405
Amortization of deferred financing costs and debt issuance costs	2,993	2,592	—	303	3,209
Gain on sale of property, plant and equipment	(475)	—	—	—	—
Asset impairments	2,236	—	—	—	—
Fair value step-up of acquired inventory sold	—	16,376	—	—	—
Debt commitment fees	—	5,945	—	—	—
Non-cash interest expense on Senior PIK Notes	—	—	—	—	31,150
Loss on early extinguishment of debt	—	—	—	24,153	8,687
Antitrust litigation settlement accrual	—	7,750	—	—	—
Trademark impairment loss	—	3,800	—	—	—
Deferred income taxes	13,111	(2,554)	—	(18,243)	(1,870)
Non-cash stock-based compensation expense	—	—	—	13,730	443
Excess tax benefits from shared-based payments	—	—	—	(2,661)	—
Other non-cash items, net	(1,716)	203	1,259	4	3,017
Changes in operating assets and liabilities:
Accounts receivable	29,929	8,299	—	7,270	(11,742)
Inventories	(16,626)	(9,778)	—	(3,707)	(13,692)
Other current assets	(11,631)	(109)	—	1,323	6,931
Accounts payable	9,376	18,747	—	(11,082)	5,626
Accrued expenses and other current liabilities	(15,693)	(14,871)	—	4,714	22,187
Other assets	(1,890)	9,735	—	419	672
Related party receivables, net	(9,627)	(10,211)	—	—	—
Other long-term liabilities	(14,996)	(12,558)	—	(568)	315

Net cash provided by (used in) operating activities	51,842	55,662	—	(9,341)	113,340

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	—	(185,268)	—	—	—
Acquisition of Honeywell Automotive Parts Services (Shanghai) Co., Ltd. assets	—	(1,500)	—	—	—
Capital expenditures	(36,786)	(24,675)	—	(1,571)	(21,298)
Proceeds from sale of property, plant and equipment	1,968	176	—	—	437
Proceeds from sale of joint venture interest (net of transaction costs and cash sold)	—	—	—	—	272
Decrease (increase) in restricted cash	—	16,290	—	—	(6,890)

Net cash used in investing activities	(34,818)	(194,977)	—	(1,571)	(27,479)

Cash flows from financing activities:
Issuances of borrowings	500	3,147	—	—	11,917
Debt repayments	(6,552)	(3,956)	—	(2,633)	(13,439)
Payment of deferred financing costs	—	(20,259)	—	(920)	(9,893)
Payment of debt commitment fees	—	(5,945)	—	—	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	—	298,500	—	—	—
Issuance of Senior Notes	—	400,000	—	—	—
Repayment of 2010 Credit Facility	—	(423,938)	—	—	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	—	(360,115)	—	—	—
Proceeds of 2010 Credit Facility (net of original issue discount of $5,375)	—	—	—	—	419,625
Repayment of 2006 Credit Facility	—	—	—	—	(190,000)
Redemption of Previously Outstanding Subordinated Notes, including call premium and redemption period interest	—	—	—	—	(235,512)
Equity contribution	38	320,000	—	—	—
Proceeds from exercise of stock options	—	—	—	1,077	2
Excess tax benefits from shared-based payments	—	—	—	2,661	—

Net cash provided by (used in) financing activities	(6,014)	207,434	—	185	(17,300)
Effect of exchange rate changes on cash	210	(422)	—	127	(173)

Net increase (decrease) in cash and cash equivalents	11,220	67,697	—	(10,600)	68,388
Cash and cash equivalents at beginning of period	67,697	—	—	200,330	131,942

Cash and cash equivalents at end of period	$78,917	$67,697	$—	$189,730	$200,330

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Consolidated Statements of Changes in Shareholder’s Equity (Deficit)

(in thousands)

	Predecessor
	UCI International, Inc. Shareholders’ Equity (Deficit)
	Common Stock	Additional Paid in Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance at January 1, 2010	$29	$279,485	$(237,858)	$(32,502)	$1,810	$10,964
Recognition of stock-based compensation expense	—	443	—	—	—	443
Exercise of stock options	—	2	—	—	—	2
Tax effect of exercise of stock options	—	9	—	—	—	9
Sale of joint venture interest	—	—	—	—	(1,773)	(1,773)
Net income	—	—	23,002	—	(37)	22,965
Other comprehensive income (loss), net of tax	—	—	—	(8,973)	—	(8,973)

Balance at December 31, 2010	$29	$279,939	$(214,856)	$(41,475)	$—	$23,637

Recognition of stock-based compensation expense	—	13,730	—	—		13,730
Exercise of stock options	—	1,077	—	—		1,077
Tax effect of exercise of stock options	—	2,661	—	—		2,661
Net loss	—	—	(27,898)	—		(27,898)
Other comprehensive income (loss), net of tax	—	—	—	743		743

Balance at January 25, 2011	$29	$297,407	$(242,754)	$(40,732)		$13,950

	Successor
	UCI Holdings Limited Shareholder’s Equity (Deficit)
			Accumulated
			Other	Total
	Common	Retained	Comprehensive	Equity
	Stock	Deficit	Income (Loss)	(Deficit)

Balance at November 26, 2010	$—	$—	$—	$—
Net loss	—	(1,259)	—	(1,259)

Balance at December 31, 2010	$—	$(1,259)	$—	$(1,259)

Equity contribution	320,000	—	—	320,000
Net loss	—	(18,611)	—	(18,611)
Other comprehensive income (loss), net of tax	—	—	(34,479)	(34,479)

Balance at December 31, 2011	$320,000	$(19,870)	$(34,479)	$265,651

Equity contribution	38	—	—	38
Net income	—	14,627	—	14,627
Other comprehensive income (loss), net of tax	—	—	(9,155)	(9,155)

Balance at December 31, 2012	$320,038	$(5,243)	$(43,634)	$271,161

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 1 — GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

UCI Holdings Limited (“Holdings”), an entity domiciled in New Zealand, was incorporated on November 26, 2010 for the purpose of consummating the acquisition of UCI International, Inc. (together with its subsidiaries “UCI International”), an entity formerly owned by members of the Carlyle Group and certain current and former officers, employees and members of management. UCI International is a leading designer, manufacturer and distributor of a broad range of filtration products, fuel and cooling systems products and vehicle electronics. As outlined in Note 2, the acquisition of UCI International was completed on January 26, 2011, at which time Uncle Acquisition 2010 Corp (an indirect subsidiary of Holdings) merged with UCI International, Inc., with UCI International, Inc. continuing as the surviving entity.

All operations of Holdings are conducted by United Components, Inc. (“UCI”) through its subsidiaries. UCI manufactures and distributes vehicle parts, primarily servicing the vehicle replacement parts market in North America and Europe.

Financial Statement Presentation

The following provides a description of certain items that appear in the consolidated statements of comprehensive income (loss):

Net sales includes the selling price of our products sold to our customers, less provisions for warranty costs, estimated sales returns, customer allowances and cash discounts. Shipping and handling fees that are billed to customers are classified as net sales.

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

Advertising is expensed as incurred. Advertising expense recognized during the Successor year ended December 31, 2012 was $2.1 million. Advertising expense recognized during the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 was $1.6 million and $0.1 million, respectively, for a total of $1.7 million for the Combined Year Ended December 31, 2011. Advertising expense for the Predecessor year ended December 31, 2010 was $1.6 million.

General and administrative expenses includes the costs of executive, accounting and administrative personnel (including pension, postretirement and other fringe benefits), professional fees, insurance, provisions for doubtful accounts, rent and information technology costs.

Comparative information

The comparative balance sheet as of December 31, 2011 has been revised to report additional inventory and accounts payable of $5.2 million to reflect inventory on-hand that was previously classified as consignment stock. The adjustment had no impact on the consolidated statement of comprehensive income (loss). The adjustment had no net impact on cash provided (used in) operating activities or the consolidated statement of cash flows. A similar adjustment was made to increase inventory and accounts payable by $2.9 million as of January 26, 2011. This had no impact on goodwill arising on acquisition.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Principles of Consolidation and Basis of Presentation

Holdings was formed on November 26, 2010 for the purpose of consummating the acquisition of UCI International and, consequently, has no financial statements as of and for periods prior to that date. The consolidated financial statements of Holdings as of December 31, 2012 and 2011, for the years ended December 31, 2012 and 2011 and the period November 26, 2010 through December 31, 2010 are presented as the “Successor.” The consolidated financial statements of UCI International for the period January 1, 2011 through January 25, 2011 and the year ended December 31, 2010 are presented as the “Predecessor.”

The accompanying consolidated financial statements for the Successor include the accounts of Holdings and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements for the Predecessor include the accounts of UCI International, Inc., its wholly-owned direct and indirect subsidiaries and a 51% owned joint venture that was disposed of in 2010 (see Note 19).

Revenue Recognition

Holdings records sales, including related party sales to FRAM Group, when title has transferred to the customer, the sales price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured. Holdings’ related party sales to FRAM Group are entered into on an arm’s-length basis documented by product purchase orders.

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

New business changeover costs also can include the costs related to removing a new customer’s inventory and replacing it with Holdings’ inventory, commonly referred to as a “stocklift.” Stocklift costs are recorded as a reduction of net sales when incurred.

Accounting for Business Combinations

Business combinations, where the business is acquired from an unrelated party, are accounted for under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets, and liabilities assumed is allocated to goodwill.

The allocation of purchase price to the fair value of assets acquired and liabilities assumed involves assessments of the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition. Where appropriate, Holdings consults with external advisors to assist in the determination of fair value. For non-observable market values, fair value has been determined using acceptable valuation principles (e.g., relief from royalty method). Subsequent changes in Holdings’ assessments may trigger an impairment loss that would be recognized in the consolidated statement of comprehensive income (loss).

The results of operations for businesses acquired are included in Holdings’ financial statements from the date of the acquisition.

UCI Holdings Limited

Notes to Consolidated Financial Statements

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

Major renewals and improvements of property, plant and equipment are capitalized, and repairs and maintenance costs are expensed as incurred. Repairs and maintenance expenses recognized during the Successor year ended December 31, 2012 were $6.0 million. Repairs and maintenance expenses recognized during the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 were $4.8 million and $0.4 million, respectively, for a total of $5.2 million for the Combined Year Ended December 31, 2011. Repairs and maintenance expenses for the Predecessor year ended December 31, 2010 were $5.1 million.

Most of Holdings’ trademarks have indefinite lives and are not amortized; instead they are subject to an annual impairment evaluation. Trademarks with finite lives and other intangible assets are amortized over their useful lives on an accelerated or straight-line basis commensurate with the expected benefits received from such intangible assets.

Defined Benefit Pension and Other Postretirement Benefits

Holdings’ consolidated balance sheet reflects the funded status of its pension and postretirement benefit plans. The funded status of the plans is measured as the difference between the fair value of the plan assets and the projected benefit obligation. Holdings recognizes in the consolidated balance sheets the aggregate overfunding of any plans in “Other long-term assets” and the aggregate underfunding of any plans in “Pension and other postretirement liabilities”. Holdings records unrecognized gains and losses in other comprehensive income (loss), net of related taxes.

Goodwill and Trademarks with Indefinite Lives

Goodwill is not amortized, but is subject to annual review unless conditions arise that require a more frequent evaluation. The review for impairment is either a qualitative assessment or a two-step process. If Holdings chooses to perform a qualitative assessment and determines that the fair value of Holdings more-likely-than-not exceeds the carrying value, no further evaluation is necessary. For the two-step process, the first step is to compare the estimated fair value of Holdings with the recorded carrying value (including the goodwill). If the estimated fair value of Holdings is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value is below the recorded carrying value, then a second step must be performed to determine the goodwill impairment required, if any. In this second step, the implied fair value of goodwill is calculated as the excess of the fair value of the business over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the book value of the goodwill, the difference is recognized as an impairment loss.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Holdings performs its annual goodwill impairment review as of December 31 of each year using discounted future cash flows, unless conditions exist that would require a more frequent evaluation. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows and discount rates commensurate with the risks involved in the assets, future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative costs, and income and other taxes. Although Holdings bases cash flow forecasts on assumptions that are consistent with plans and estimates used to manage Holdings, there is significant judgment in estimating the cash flows. Based upon the results of the annual impairment review at December 31, 2012, it was determined that the fair value of Holdings exceeded the carrying value of its net assets, therefore no impairment of goodwill was recorded. A hypothetical 10% decrease to the fair value of Holdings would not have triggered an impairment of goodwill.

Trade names with indefinite lives are not amortized, but are tested for impairment annually as of December 31, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If Holdings concludes that there has been impairment, Holdings will write down the carrying value of the asset to its fair value.

Holdings also evaluates those trade names with indefinite lives to determine whether events and circumstances continue to support the indefinite lives. As of December 31, 2012, Holdings has concluded that events and circumstances continue to support the indefinite lives of these trade names.

Impairment of Long-Lived Assets, other than Goodwill and Trademarks with Indefinite Lives and Long-Lived Assets to be Disposed of

Holdings evaluates all of its long-lived assets, including intangibles with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of such long-lived assets is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows that are expected to be generated by the asset. If the carrying amount exceeds the expected undiscounted future cash flows, the asset is considered to be impaired. If an asset is considered to be impaired, it is written down to fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See Note 3 for information regarding impairment losses recorded in the Successor year ended December 31, 2012 and Note 8 for information regarding an impairment loss recorded in the Successor year ended December 31, 2011.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carryforwards. Holdings establishes valuation allowances against operating losses and tax credit carryforwards when the ability to fully utilize these benefits is determined to be uncertain. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in income in the period that includes the enactment date.

Holdings does not provide for U.S. income taxes on undistributed earnings of its foreign subsidiaries that are intended to be permanently reinvested. Where Holdings does not intend to permanently reinvest earnings of its foreign subsidiaries, Holdings provides for U.S. income taxes and foreign withholding taxes, where applicable, on undistributed earnings.

Holdings records a liability for uncertain tax positions when management concludes that the likelihood of sustaining such positions upon examination by taxing authorities is less than “more likely than not.” Holdings also records any interest and penalties related to these uncertain tax positions as a component of “Income tax (expense) benefit” in the consolidated statements of comprehensive income (loss).

UCI Holdings Limited

Notes to Consolidated Financial Statements

Foreign Currency Translation

Chinese operations — The functional currency of the majority of Holdings’ Chinese operations is the U.S. dollar. The results of operations are translated into U.S. dollars at the average exchange rates for each relevant period, except for cost of sales, which is translated primarily at historical exchange rates. Non-monetary assets and liabilities are translated into U.S. dollars at historical rates, and monetary assets and liabilities are translated at the closing exchange rate as of the applicable balance sheet date. Adjustments resulting from the translation of the balance sheet are recorded in the consolidated statements of comprehensive income (loss).

All other foreign operations — The functional currency for all other foreign operations is their local currency. The results of operations are translated into U.S. dollars using the average exchange rates during the applicable period. Assets and liabilities of these operations are translated into U.S. dollars using the exchange rates in effect at the applicable balance sheet date. Resulting cumulative translation adjustments are recorded as a component of shareholder’s equity in “Accumulated other comprehensive income (loss)” in the consolidated balance sheets.

Foreign Currency Transactions

Transaction foreign exchange gains and losses are included in the consolidated statements of comprehensive income (loss) in the appropriate line based upon the nature of the transaction. The net foreign exchange losses recognized during the Successor years ended December 31, 2012 and 2011 were $0.3 million and $1.1 million, respectively. There were less than $0.1 million of foreign exchange gains recognized in the Predecessor period January 1, 2011 through January 25, 2011. The net foreign exchange losses for the Predecessor year ended December 31, 2010 were $0.2 million.

Reporting of Comprehensive Income (Loss)

Comprehensive income (loss) includes (i) net income (loss), (ii) the cumulative effect of translating balance sheets of certain foreign subsidiaries to U.S. dollars and (iii) adjustments for pension and other postretirement benefit liabilities. The last two items are not included in the determination of net income and are reflected as adjustments to shareholder’s equity.

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

UCI Holdings Limited

Notes to Consolidated Financial Statements

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

Recently Adopted Accounting Guidance

On January 1, 2012, Holdings adopted changes issued by the FASB regarding the presentation of comprehensive income effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The amendments require that all non-owner changes in shareholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Management elected to present a single continuous statement. The amendment eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income were not changed. Other than the change in presentation, the adoption of these changes had no impact on the financial condition or results of operations.

On January 1, 2012, Holdings adopted changes issued by the FASB regarding the testing for impairment of goodwill for annual and interim impairment tests. The revised guidance allows an entity testing goodwill impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform the two-step impairment test currently required. The adoption of this guidance did not have a material impact on the financial condition or results of operations of Holdings.

On January 1, 2012, Holdings adopted changes issued by the FASB to accounting and disclosure requirements related to fair value measurements. The guidance limits the highest-and-best-use measure to non-financial assets, permits certain financial assets and liabilities with offsetting positions in market or counter-party credit risks to be measured on a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the guidance expands the disclosure requirements for hierarchy classification to items not presented at fair value on the balance sheet and disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as a description of the valuation processes and the sensitivity of the fair value to the changes in unobservable inputs. The adoption of this guidance did not have a material impact on the financial condition or results of operations of Holdings.

On January 1, 2011, Holdings adopted changes issued by the FASB to the disclosure of pro forma information for business combinations. These changes clarify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. Also, the existing supplemental pro forma disclosures were expanded to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. See Note 2 for the required pro forma information for the acquisition of UCI International.

Recently Issued Accounting Guidance

In December 2011, the FASB issued a requirement for disclosure regarding both gross and net information about financial instruments and transactions eligible for offset in the balance sheet as well as instruments and transactions subject to an enforceable master netting arrangement or similar agreement. These disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. This disclosure would include derivatives, repurchase agreements and securities borrowing and lending arrangements. The implementation of the new disclosure requirement is not expected to have a material impact on Holdings’ financial position or results of operations.

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 2—ACQUISITIONS

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

Funding for the purchase consideration and the refinancing of certain UCI International borrowings that were assumed was provided through a combination of an equity contribution of $320.0 million, additional borrowings, advances from Rank Group and existing cash. See Note 11 for a discussion of the repayment of UCI’s 2010 Credit Facility (as defined in Note 11), the redemption and discharge of UCI International’s Senior PIK Notes (as defined in Note 11) and the UCI Acquisition financing. The UCI Acquisition and transactions consummated to repay and terminate certain UCI International borrowings that were assumed are collectively referred to as the “Transactions.”

The values of the acquired assets and assumed liabilities reflect the allocation of the aggregate purchase price of $375.0 million in accordance with ASC 805, “Business Combinations.” The determination of fair values of acquired intangible assets, property, plant and equipment and employee benefit plans involved a variety of assumptions, including estimates associated with remaining useful lives. At December 31, 2011, the amounts presented for the UCI Acquisition had been finalized.

The following table presents the final fair values of the assets acquired and liabilities assumed (in millions):

Cash and cash equivalents	$189.7
Accounts receivable	265.4
Inventories	167.6
Other current assets	15.7
Restricted cash	16.3
Property, plant and equipment	161.9
Intangible assets (excluding goodwill)	448.0
Other long-term assets	9.2
Accounts payable	(107.2)
Short-term borrowings	(0.7)
Accrued expenses and other current liabilities	(133.6)
Long-term debt (including current maturities)	(784.7)
Pension and other postretirement liabilities	(79.5)
Deferred tax liabilities	(97.0)
Other long-term liabilities	(5.0)

Net assets acquired before goodwill on acquisition	66.1
Goodwill on acquisition	308.9

Net assets acquired	$375.0

Merger and acquisition related costs of $11.3 million incurred during the Successor year ended December 31, 2011, are included in a separate line item on the consolidated statements of comprehensive income (loss). During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred seller side merger and acquisition costs of $5.2 million. Debt issue costs related to the acquisition financing totaled $22.5 million.

UCI Holdings Limited

Notes to Consolidated Financial Statements

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

The following table presents unaudited pro forma financial information of the combined entity as though the UCI Acquisition occurred on January 1, 2010 (in millions):

	Year Ended December 31,
	2011	2010
Net sales	$989.0	$945.0
Net income	$0.5	$16.3

The pro forma financial information has been prepared for comparative purposes only and includes certain adjustments to actual financial results. The adjustments include presenting interest expense as if the Transactions had occurred on January 1, 2010, revising estimated amortization and depreciation expense as a result of intangibles and property, plant and equipment acquired being measured at fair value and revising pension expense. The pro forma results of operations were also adjusted to exclude (1) $16.5 million of merger and acquisition costs, (2) $5.9 million of debt commitment fees, (3) $15.1 million of stock-based compensation expense relating to equity incentive awards that vested upon the change in control of UCI International, Inc., (4) the loss of $24.2 million on early extinguishment of debt and (5) $16.4 million of higher cost of goods sold resulting from the increase in inventory to fair value over the historical carrying value of acquired inventories as required under purchase accounting. The pro forma results of operations do not purport to be indicative of the results of operations that would have actually resulted had the acquisition occurred on the date indicated or that may result in the future.

Honeywell Automotive Parts Services (Shanghai) Co., Ltd.

On July 29, 2011, UCI International, Inc., through its indirect wholly-owned subsidiary, UCI (Shanghai) Trading Company Limited (“UCI (Shanghai)”), acquired certain assets from Honeywell Automotive Parts Services (Shanghai) Co., Ltd. for a purchase price of $1.5 million. The acquired assets principally consisted of inventory, property, plant and equipment and intangible assets.

NOTE 3 — RESTRUCTURING COSTS, NET

Restructuring costs incurred relate to Holdings’ capacity consolidation and business integration activities which are reported in the consolidated statements of comprehensive income (loss) in “Restructuring costs, net.” The components of “Restructuring costs, net” are as follows (in millions):

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Severance	$(2.4)	$(1.1)	$—	$—
Impairment of property, plant and equipment	(2.2)	—	—	—
Curtailment and settlement losses	(1.3)	(0.2)	—	(0.6)
Distribution footprint optimization	(0.4)	—	—	—
Gains on sale of land and buildings	0.4	—	—	0.3
Disposition of joint venture interest	—	—	—	(1.1)
Cost to maintain land and buildings held for sale	—	—	—	(0.3)

	$(5.9)	$(1.3)	$—	$(1.7)

UCI Holdings Limited

Notes to Consolidated Financial Statements

2012 Activities

During the Successor year ended December 31, 2012, Holdings recorded severance totaling $2.4 million related to involuntary terminations of employees as part of other cost reduction actions and business realignment.

During the Successor year ended December 31, 2012, Holdings approved and announced a plan to close and relocate excess foundry manufacturing capacity at its Mexican operation to China. The plan includes workforce reductions, facility closures and operations consolidation. During the Successor year ended December 31, 2012, Holdings recorded an impairment charge of $2.0 million to write down land, building and equipment to its estimated net realizable value and pension curtailment and settlement losses of $1.3 million related to headcount reductions. An estimated curtailment gain of $0.3 million related to the Mexican subsidiary’s pension plan will be recognized at the time the affected employees are terminated, which is scheduled for the first quarter of 2013. Other costs expected to be incurred related to the restructuring include less than $0.1 million for employee retention and relocation costs. The employee retention and relocation costs were accrued ratably over the required service period of the employees.

During the Successor year ended December 31, 2012, Holdings approved and announced a plan to consolidate certain distribution facilities of the U.S. operations of Champion with Autoparts Holdings Limited (“Autoparts Holdings”). This plan is expected to be completed by early 2013. An owned facility is expected to be temporarily idled in the early part of 2013 to reconfigure the facility for additional manufacturing capacity. During the Successor year ended December 31, 2012, a charge of $0.4 million related to distribution system software development costs with no future value was recorded and an asset impairment charge of $0.2 million has been recorded to write down the carrying value of certain equipment to be idled with no alternative use.

During the Successor year ended December 31, 2012, Holdings recognized a gain of $0.4 million on the sale of a previously idled manufacturing facility.

2011 Activities

During the Successor year ended December 31, 2011, Holdings incurred severance costs of $1.1 million related to business integration activities and cost reduction actions and pension curtailment and settlement losses of $0.2 million related to headcount reductions at its Mexican subsidiaries.

2010 Activities

During the Predecessor year ended December 31, 2010, UCI International recognized a gain of $0.3 million related to the sale of the land and building at a previously idled manufacturing facility. During the Predecessor year ended December 31, 2010, UCI International incurred costs of $0.3 million to maintain the land and buildings prior to the sale.

During the Predecessor year ended December 31, 2010, UCI International recorded pension curtailment and settlement losses and other severance costs totaling $0.6 million related to headcount reductions at its Mexican subsidiaries. Additionally, UCI International recorded a non-cash charge of $1.1 million related to the sale of UCI International’s interest in a 51% owned joint venture in 2010 (see Note 19).

UCI Holdings Limited

Notes to Consolidated Financial Statements

The following table summarizes the activity in accrued restructuring reserves, including pension obligations and property, plant and equipment, during the Successor years ended December 31, 2012 and 2011 (in millions):

	Successor
	Severance Costs	Asset Impairments	Pension Curtailment and Settlements	Other	Total
Balance at January 26, 2011	$—	$—	$—	$—	$—
Charges	1.1	—	0.2	—	1.3
Usage	(0.1)	—	(0.2)	—	(0.3)

Balance at December 31, 2011	$1.0	$—	$—	$—	$1.0

Charges	2.4	2.2	1.3	0.4	6.3
Usage	(2.1)	(2.2)	(0.4)	(0.4)	(5.1)

Balance at December 31, 2012	$1.3	$—	$0.9	$—	$2.2

The severance, pension curtailment and settlements and other restructuring related accruals are included in the consolidated balance sheets in “Accrued expenses and other current liabilities.” The asset impairment reserve is included in the consolidated balance sheets in “Property, plant and equipment, net.”

NOTE 4 — ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts were as follows (in millions):

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Beginning of period	$1.3	$—	$2.8	$3.2
Provision for doubtful accounts	0.8	1.3	0.1	0.5
Accounts written off	(0.3)	—	—	(0.9)

End of period	$1.8	$1.3	$2.9	$2.8

In accordance with ASC 805, “Business Combinations,” any risks associated with nonperformance of counterparties are incorporated into the fair value estimate of the accounts receivable. Accordingly, a separate allowance for doubtful accounts was not recorded in the purchase price allocation for the UCI Acquisition.

NOTE 5 — SALES OF RECEIVABLES

Holdings has factoring agreements arranged by seven customers with eight banks. Under these agreements, Holdings has the ability to sell undivided interests in certain of its receivables to the banks which in turn have the right to sell an undivided interest to a financial institution or other third party. Holdings enters into these relationships at its discretion as part of its overall customer agreements and cash management activities. Pursuant to these agreements, $307.5 million of receivables were sold during the Successor year ended December 31, 2012. $30.0 million of receivables were sold during the Predecessor period January 1, 2011 through January 25, 2011 and $250.7 million were sold during the Successor year ended December 31, 2011 for a total of $280.7 million for the Combined Year Ended December 31, 2011.

If receivables had not been factored, $218.1 million and $171.3 million of additional receivables would have been outstanding at December 31, 2012 and 2011, respectively. Holdings retained no rights or interest, and has no obligations, with respect to the sold receivables. Holdings does not service the receivables after the sales.

UCI Holdings Limited

Notes to Consolidated Financial Statements

The sales of receivables were accounted for as a sale and were removed from the balance sheet at the time of the sales. The costs of the sales were discounts deducted by the factoring companies and accounted for as a loss on sale. These costs were $6.2 million during the Successor year ended December 31, 2012. These costs were $0.5 million during the Predecessor period January 1, 2011 through January 25, 2011 and $4.1 million for the Successor year ended December 31, 2011, for a total of $4.6 million for the Combined Year Ended December 31, 2011. These costs were $3.9 million during the Predecessor year ended December 31, 2010. These costs are recorded in the consolidated statements of comprehensive income (loss) in “Miscellaneous, net” and included as an operating activity in the consolidated statements of cash flows.

NOTE 6 — INVENTORIES

The components of inventories were as follows at December 31, (in millions):

	Successor
	2012	2011
Raw materials	$58.0	$52.0
Work in process	30.0	25.1
Finished products	87.3	81.0

	$175.3	$158.1

Holdings determined the fair value of acquired inventories in accordance with ASC 805, “Business Combinations”, resulting in an increase of $16.4 million over the historical carrying value of acquired inventories at the time of the UCI Acquisition. The increase of $16.4 million was fully recognized in the Successor’s cost of sales during 2011.

Changes in Holdings’ allowance for excess and obsolete inventory were as follows (in millions):

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Beginning of period	$2.0	$—	$16.1	$15.1
Charge to expense	4.4	2.3	0.2	3.2
Inventory written off	(0.5)	(0.4)	—	(2.1)
Other	0.5	0.1	0.5	(0.1)

End of period	$6.4	$2.0	$16.8	$16.1

In accordance with ASC 805, “Business Combinations,” inventories are recorded at fair value which takes into account any impact of excess or obsolete inventory. Accordingly, a separate excess and obsolete inventory valuation reserve was not recorded in the purchase price allocation for the UCI Acquisition.

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31, (in millions):

		Successor
	Depreciable Life	2012	2011
Land and improvements	5-10 years (for improvements)	$6.0	$7.1
Buildings and improvements	5-40 years	44.7	44.3
Equipment	3-15 years	164.6	130.5

		215.3	181.9
Less accumulated depreciation		(55.1)	(28.9)

		$160.2	$153.0

UCI Holdings Limited

Notes to Consolidated Financial Statements

Holdings determined the fair value of acquired property, plant and equipment in accordance with ASC 805, “Business Combinations.” The fair value assigned to acquired property, plant and equipment resulted in an increase of $26.9 million over the historical net carrying value of the acquired property, plant and equipment.

Included in equipment shown above are cumulative additions related to capital lease obligations of $0.9 million and $1.6 million at December 31, 2012 and 2011, respectively. The related accumulated depreciation was $0.4 million at December 31, 2012 and 2011.

Depreciation expense recognized during the Successor years ended December 31, 2012 and 2011 was $27.9 million and $29.0 million, respectively. Depreciation expense for the Predecessor period January 1, 2011 through January 25, 2011 was $2.2 million. Depreciation expense was $27.3 million for the Predecessor year ended December 31, 2010.

The fair value of Holdings’ asset retirement obligation (“ARO”) is recorded as a liability with the offsetting associated asset retirement costs capitalized as part of the carrying amount of the related buildings. The asset retirement costs are amortized over the useful life of the building or terms of building leases. Changes in the ARO resulting from the passage of time are recognized as an increase in the carrying amount of the liability and as accretion expense. The liabilities for AROs were $1.2 million at both December 31, 2012 and 2011.

NOTE 8 —   GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in goodwill were as follows (in millions):

	Successor
	Year Ended December 31, 2012	Year Ended December 31, 2011
Beginning of period	$308.8	$—
Goodwill resulting from UCI Acquisition	—	308.9
Goodwill resulting from FRAM China acquisition	—	0.6
Foreign currency translation	0.3	(0.7)

End of period	$309.1	$308.8

The components of other intangible assets were as follows (in millions):

			Successor
			December 31, 2012
	Amortizable Life	Weighted Average Remaining Life	Gross	Impairment	Accumulated Amortization	Foreign Currency	Net
Acquired intangibles assets
Customer relationships	10 - 15 years	11 years	$283.6	$—	$(42.3)	$(0.4)	$240.9
Trademarks	5 years	3 years	0.6	—	(0.2)	—	0.4
Trademarks	Indefinite	Indefinite	151.0	—	—	—	151.0
Integrated software systems	5 years	3 years	11.0	—	(3.7)	—	7.3

			$446.2	$—	$(46.2)	$(0.4)	$399.6

			Successor
			December 31, 2011
	Amortizable Life	Weighted Average Remaining Life	Gross	Impairment	Accumulated Amortization	Foreign Currency	Net
Acquired intangibles assets
Customer relationships	10 - 15 years	12 years	$283.6	$—	$(20.3)	$(0.6)	$262.7
Trademarks	5 years	4 years	0.6	—	(0.1)	—	0.5
Trademarks	Indefinite	Indefinite	154.8	(3.8)	—	—	151.0
Integrated software systems	5 years	4 years	11.0	—	(1.5)	—	9.5

			$450.0	$(3.8)	$(21.9)	$(0.6)	$423.7

UCI Holdings Limited

Notes to Consolidated Financial Statements

Holdings reviews the carrying amounts of intangible assets for impairment annually as of December 31 or whenever events or conditions indicate that their net carrying amounts may not be recoverable from estimated undiscounted future cash flows. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the asset’s fair value is recognized through a charge to earnings. During the Successor year ended December 31, 2011, Holdings was notified by a customer of its decision to change suppliers to another manufacturer. The resulting impairment analysis indicated that the value of an indefinite lived trade name had been impaired resulting in a trademark impairment loss of $3.8 million related to this trade name. The impairment loss is included in the “Trademark impairment loss” line on the consolidated statements of comprehensive income (loss).

The aggregate intangible amortization charged to the consolidated statements of comprehensive income (loss) was $24.3 million and $21.9 million for the Successor years ended December 31, 2012 and 2011, respectively, and $0.4 million was charged for the Predecessor period January 1, 2011 through January 25, 2011.

The estimated amortization expense related to acquired intangible assets and the integrated software system for each of the succeeding five years is as follows (in millions):

	Acquired	Integrated
	Intangible	Software
	Assets	System
2013	$22.2	$2.2
2014	22.2	2.2
2015	22.2	2.2
2016	22.1	0.7
2017	22.1	—

NOTE 9 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in millions):

	Successor
	December 31, 2012	December 31, 2011
Product returns	$46.0	$55.6
Interest	13.2	13.2
Rebates, credits and discounts due to customers	10.3	11.7
Insurance	9.2	10.8
Taxes payable	8.7	8.0
Bonuses and profit sharing	5.7	5.9
Vacation pay	4.4	4.4
Professional fees	3.2	2.9
Salaries and wages	2.6	2.4
Accrued litigation	0.2	8.1
Other	12.0	8.0

	$115.5	$131.0

NOTE 10 — PRODUCT RETURNS LIABILITY

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

UCI Holdings Limited

Notes to Consolidated Financial Statements

Customer rights to return excess quantities vary by customer and by product category. Generally, these returns are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. While Holdings does not have a contractual obligation to accept excess quantity returns from all customers, common practice for Holdings and the industry is to accept periodic returns of excess quantities from ongoing customers. If a customer elects to cease purchasing from Holdings and change to another vendor, it is industry practice for the new vendor, and not Holdings, to accept any inventory returns resulting from the vendor change and any subsequent inventory returns. During the Successor year ended December 31, 2012, product returns reserves of $3.0 million related to a former customer were no longer needed, increasing net sales on the consolidated statements of comprehensive income (loss). In addition, during the Successor year ended December 31, 2012, product returns reserves of $1.9 million related to a current customer were reduced due to a contractual change, increasing net sales on the consolidated statements of comprehensive income (loss).

Holdings’ management routinely monitors returns data and adjusts estimates based on this data.

The fair value of the product returns liability assumed in the UCI Acquisition was unchanged from the historical carrying value. Changes in Holdings’ product returns accrual were as follows (in millions):

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Beginning of period	$55.6	$—	$53.7	$42.1
Addition due to UCI Acquisition	—	54.6	—	—
Cost of unsalvageable parts	(44.9)	(51.3)	(4.0)	(52.0)
Reduction to sales, net of salvage	35.3	52.3	4.9	63.6

End of period	$46.0	$55.6	$54.6	$53.7

NOTE 11 — DEBT

Debt is summarized as follows (in millions):

	Successor
	December 31,	December 31,
	2012	2011
Senior Secured Term Loan Facility	$294.0	$297.0
Senior Notes	400.0	400.0
Short-term borrowings	—	3.1
Capital lease obligations	0.3	1.1
Economic development loan	0.5	—
Unamortized original issue discount	(0.9)	(1.2)

	693.9	700.0
Less:
Short-term borrowings	—	3.1
Current maturities	3.2	3.4

Long-term debt	$690.7	$693.5

Senior Secured Credit Facilities

On January 26, 2011, Holdings, as a guarantor and UCI International, Inc. as borrower, entered into a $375.0 million senior secured credit facilities agreement (the “Senior Secured Credit Facilities”) comprised of a $300.0 million senior secured term loan facility (the “Senior Secured Term Loan Facility”) and a $75.0 million senior secured revolving credit facility (the “Senior Secured Revolving Credit Facility”). Costs of $9.5 million related to the issuance of the Senior Secured Credit Facilities are recorded as

UCI Holdings Limited

Notes to Consolidated Financial Statements

“Deferred financing costs” and are being amortized over the life of the Senior Secured Credit Facilities. At December 31, 2012 and 2011, letters of credit issued under the Senior Secured Revolving Credit Facility totaled $8.0 million and $9.9 million, respectively, which reduced the availability under the Senior Secured Revolving Credit Facility to $67.0 million and $65.1 million, respectively. At December 31, 2012 and 2011, there were no borrowings outstanding under the Senior Secured Revolving Credit Facility.

The following table provides an overview of the significant terms of the Senior Secured Credit Facilities:

Borrower:		UCI International, Inc.

Facilities:		Senior Secured Revolving Credit Facility: $75.0 million (letter of credit sublimit of $50.0 million) Senior Secured Term Loan Facility: $300.0 million

Incremental Facility Amount:		$235.0 million of incremental term or revolving facilities

Guarantors:		Holdings and certain of its direct and indirect subsidiaries including, among others, UCI and certain of its domestic subsidiaries

Security:

First priority lien on substantially all tangible and intangible assets, as well as outstanding capital stock of UCI and certain of its domestic subsidiaries and 65% of the voting equity interests in certain domestic and first-tier foreign subsidiaries

Term (Maturity Date):		Senior Secured Revolving Credit Facility: 5 years – January 26, 2016 Senior Secured Term Loan Facility: 6.5 years – July 26, 2017

Interest:

•   In the case of Eurocurrency Rate Loans, the Adjusted LIBO Rate (as defined in the Senior Secured Credit Facilities) which is subject to a floor of 1.5%, plus the applicable margin

•   In the case of Alternate Base Rate Loans, the greatest of (i) the agent’s prime rate in effect from time to time, (ii) the Federal Funds effective rate in effect from time to time plus  1/2 of 1% and (iii) the Adjusted LIBO Rate for a three month interest period plus 1%, plus the applicable margin

Applicable Margin:	Eurocurrency Rate Loans 4.0% per annum	Alternate Base Rate Loans 3.0% per annum

Fees:

Unused Revolving Credit Facility Commitment Fee: 1.125% per annum

Letter of Credit Fees: Outstanding Letter of Credit Fee: 4.0% per annum (rate equal to the applicable margin on Eurocurrency Rate Loans)

Amortization:		Senior Secured Revolving Credit Facility: None Senior Secured Term Loan Facility: 1% per annum, paid quarterly, balance due July 26, 2017

Optional Prepayments:

Indebtedness under the Senior Secured Credit Facilities may be voluntarily prepaid in whole or in part, subject to minimum amounts and break funding costs or pursuant to auction procedures set forth in the Senior Secured Credit Facilities

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

Negative Covenants:

The Senior Secured Credit Facilities include certain negative covenants restricting or limiting the ability of Holdings, the borrowers and their material subsidiaries to, among other things: declare dividends or redeem stock; repay certain debt; make loans or investments; guarantee or incur additional debt; incur liens; engage in acquisitions or other business combinations; sell assets; and change the business conducted by Holdings

UCI Holdings Limited

Notes to Consolidated Financial Statements

At December 31, 2012, Holdings and its subsidiaries were in compliance with all applicable covenants. Under the mandatory prepayment provisions of the credit agreement, Holdings is required to make a $1.4 million prepayment based upon the excess cash flow calculation for the year ended December 31, 2012. This repayment is required to be made in March 2013 and is applied to the amount of scheduled amortization payments in 2013. Holdings anticipates having sufficient cash flows from operations and through its factoring arrangements to be able to meet all obligations for the next twelve months.

Senior Notes

On January 26, 2011, $400.0 million aggregate principal amount of 8.625% Senior Notes due 2019 (the “Senior Notes”), and guarantees thereof were issued. The Senior Notes bear interest at a rate of 8.625% per annum, and interest is payable semi-annually on February 15 and August 15. Costs of $13.0 million related to the issuance of the Senior Notes were recorded as “Deferred financing costs” and are being amortized over the life of the Senior Notes.

On or after February 15, 2015, UCI International, Inc. has the option to redeem all or part of the Senior Notes at the following redemption prices (expressed as percentages of principal amount):

Period	Percentage
2015	104.313%
2016	102.156%
2017 and thereafter	100.000%

Notwithstanding the foregoing, at any time and from time to time prior to February 15, 2014, UCI International, Inc. may at its option redeem in the aggregate up to 35% of the original aggregate principal amount of the Senior Notes with the net cash proceeds of one or more Equity Offerings as defined in the indenture governing the Senior Notes, at a redemption price of 108.625%, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

Upon the occurrence of certain events constituting a change of control, holders of the Senior Notes have the right to require UCI International, Inc. to repurchase all or any part of the Senior Notes at a purchase price equal to 101.000% of the principal amount plus accrued and unpaid interest and additional interest, if any, to the repurchase date.

The indebtedness evidenced by the Senior Notes is senior indebtedness of UCI International, Inc., is equal in right of payment to all existing and future senior indebtedness of UCI International, Inc. and is senior in right of payment to all future subordinated indebtedness of UCI International, Inc. The Senior Notes are unconditionally guaranteed on a senior basis by Holdings and certain of its subsidiaries. The Senior Notes are effectively subordinated to any secured indebtedness of UCI International, Inc. (including indebtedness of UCI International, Inc. outstanding under the Senior Secured Credit Facilities) to the extent of the value of the assets securing such indebtedness.

The indenture governing the Senior Notes contains covenants that restrict the ability of Holdings and its subsidiaries to, among other things, incur additional debt or issue disqualified and preferred stock, make certain payments including payment of dividends or redemption of stock, make certain investments, incur certain liens, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates. As of December 31, 2012, Holdings and its subsidiaries were in compliance with all covenants.

Predecessor 2010 Credit Facility and Senior PIK Notes

Borrowings of UCI International prior to the UCI Acquisition consisted of a credit facility, with UCI as borrower and with UCI International, Inc. and UCI’s domestic subsidiaries as guarantors (the “2010 Credit Facility”), and Floating Rate Senior PIK Notes (the “Senior PIK Notes”). The 2010 Credit Facility provided for borrowings of up to $500.0 million, which consisted of a term loan facility in an aggregate principal amount of $425.0 million (the “2010 Term Loan”) and a revolving credit facility in an aggregate principal amount of $75.0 million (the “2010 Revolving Credit Facility”), none of which was drawn. The proceeds of the 2010 Term Loan were used to (i) repay existing borrowings under UCI’s senior credit facility term loan (the “2006 Credit Facility”), (ii) redeem UCI’s existing 9 3/8% senior subordinated notes (the “Previously Outstanding Subordinated Notes”) and (iii) pay transaction costs.

UCI Holdings Limited

Notes to Consolidated Financial Statements

In connection with the UCI Acquisition, the outstanding principal balance of the 2010 Term Loan of $423.9 million was repaid and the 2010 Credit Facility was terminated. In addition, UCI International, Inc. (i) purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer which commenced on January 5, 2011, (ii) called for redemption all of the Senior PIK Notes that were not purchased as of the date of the UCI Acquisition and (iii) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

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

$24.2

Short-term Borrowings

Certain of UCI International, Inc.’s Chinese subsidiaries historically have had secured local credit facilities and UCI International, Inc.’s Spanish subsidiary currently has secured local credit facilities. The Chinese local credit facilities consisted of a U.S. dollar-denominated line of credit with a maximum borrowing limit of $3.1 million (CNY 20.0 million at December 31, 2011) and a Chinese yuan-denominated line of credit with a maximum borrowing limit of CNY20 million ($3.1 million at December 31, 2011). During the Successor year ended December 31, 2012, the Chinese local credit facilities expired and were repaid. The Chinese local credit facilities were secured by certain accounts receivable and buildings. No replacement facility was in place at December 31, 2012.

The Spanish local credit facilities consist of euro-denominated revolving credit facilities with borrowing limits totaling €2.3 million ($3.0 million at December 31, 2012). During the Successor year ended December 31, 2012, certain portions of the Spanish local credit facilities totaling €0.5 million expired. The Spanish local credit facilities are secured by certain accounts receivable related to the amounts financed. At December 31, 2012 and December 31, 2011 there were no borrowings outstanding under the Spanish local credit facilities.

Swaption Agreement

On September 28, 2010, UCI entered into a “swaption” agreement providing UCI with the right but not the obligation to enter into an interest rate swap on or about March 23, 2012. The swaption agreement expired on March 31, 2012 without any action on UCI’s part. The cost of entering into the swaption was $0.5 million. UCI did not designate or account for the swaption as a hedge. Changes in the market value of the swaption were recognized in income as a component of “Miscellaneous, net.”

UCI Holdings Limited

Notes to Consolidated Financial Statements

Capital Lease Obligations

Holdings has entered into various lease agreements including leases for computer equipment and vehicles that have been accounted for as capital leases. During the Successor year ended December 31, 2012, the leases on certain vehicles were sold by one lessor to another lessor and new lease agreements were executed. Based upon the terms of these new lease agreements, the leases no longer met the criteria for recording as a capital lease. As a result, the capital lease obligations of $0.4 million and the associated capital lease assets of $0.4 million were written off. A charge of less than $0.1 million was recorded in the consolidated statements of comprehensive income (loss) as a result of this transaction.

During the Successor years ended December 31, 2012 and 2011, Holdings entered into leases accounted for as capital leases. The capitalized lease asset and capitalized leased obligation were less than $0.1 million and $0.7 million in 2012 and 2011, respectively, at the inception of the leases.

Economic Development Loan

On September 17, 2012, Wells Manufacturing, LP, a wholly-owned indirect subsidiary of Holdings, entered into an economic development loan for $0.5 million with the Fond du Lac County Economic Development Corp. to assist with the expansion of the vehicle electronics facility in Fond du Lac, Wisconsin. This economic development loan has a five-year maturity with annual principal payments of $0.1 million and bears interest at 2.0% per annum. Both principal and interest payments are due annually on October 1 commencing on October 1, 2013. The economic development loan contains a provision that in the event our vehicle electronics business meets certain employee headcount levels and wage requirements are maintained, measured on an annual basis, all or portion of the principal and interest due will be forgiven.

Future Repayments

Below is a schedule of required future repayments of all debt outstanding on December 31, 2012 (in millions):

2013	$3.2
2014	3.2
2015	3.2
2016	3.1
2017	282.1
Thereafter	400.0

$694.8

UCI Holdings Limited

Notes to Consolidated Financial Statements

Interest Expense, Net

The following table provides the detail of net interest expense for the respective periods (in millions). During the Successor year ended December 31, 2012, $0.6 million of interest was capitalized. No interest was capitalized in 2011 or 2010.

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Interest expense
Senior Secured Term Loan Facility	$16.5	$15.5	$—	$—
Senior Notes	34.5	32.2	—	—
Senior PIK Notes	—	—	2.4	31.2
2010 Term Loan	—	—	1.9	6.9
2006 Credit Facility	—	—	—	3.7
Previously Outstanding Subordinated Notes	—	—	—	15.7
Other	1.0	1.6	0.1	0.3
Amortization
Debt issue costs
Senior Secured Term Loan Facility	1.1	1.0	—	—
Senior Notes	1.2	1.0	—	—
Senior Secured Revolving Credit Facility	0.4	0.3	—	—
Senior PIK Notes	—	—	—	0.4
2010 Term Loan	—	—	0.1	0.3
2006 Credit Facility	—	—	—	0.3
Original issue discounts	0.3	0.3	0.2	2.2

Total interest expense	55.0	51.9	4.7	61.0
Interest income	(0.2)	(0.2)	—	(0.2)

Interest expense, net	$54.8	$51.7	$4.7	$60.8

NOTE 12 — INCOME TAXES

The components of income (loss) before income taxes were as follows (in millions):

	Successor			Predecessor
Income (loss) before income taxes	Year Ended December 31, 2012	Year Ended December 31, 2011	November 26, 2010 through December 31, 2010	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
United States	$16.0	$(27.3)	$(1.3)	$(42.7)	$35.8
Foreign	6.2	7.8	—	0.8	1.7

	$22.2	$(19.5)	$(1.3)	$(41.9)	$37.5

UCI Holdings Limited

Notes to Consolidated Financial Statements

Components of income tax expense (benefit) were as follows (in millions):

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Current
Federal	$(12.0)	$—	$0.1	$12.4
State	0.4	0.8	0.4	2.7
Foreign	6.1	2.9	0.5	1.9

	(5.5)	3.7	1.0	17.0

Deferred
Federal	13.3	(3.8)	(13.6)	(0.9)
State	(0.2)	(0.6)	(1.2)	—
Foreign	—	(0.2)	(0.2)	(1.6)

	13.1	(4.6)	(15.0)	(2.5)

	$7.6	$(0.9)	$(14.0)	$14.5

A reconciliation of income taxes computed at the United States Federal statutory tax rate to income tax expense (benefit) follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	November 26, 2010 through December 31, 2010	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Income (loss) before income taxes	$22.2	$(19.5)	$(1.3)	$(41.9)	$37.5

Income tax expense (benefit) at U.S. Federal statutory rate	$7.7	$(6.8)	$(0.5)	$(14.7)	$13.1
Federal income tax expense related to unremitted earnings of foreign subsidiaries	1.7	3.2	—	—	—
U.S. Federal and foreign withholding tax on dividend from foreign subsidiary	0.5	2.4	—	—	—
Foreign income not taxable, foreign income tax losses not benefited and rate differential	0.9	(0.7)	—	—	0.9
Federal income taxes related to “check the box” election	(0.3)	0.1	—	—	(0.3)
State income taxes, net of Federal income tax benefit	(2.5)	0.1	—	(0.7)	1.8
Other	(0.4)	0.8	0.5	1.4	(1.0)

Income tax expense (benefit)	$7.6	$(0.9)	$—	$(14.0)	$14.5

UCI Holdings Limited

Notes to Consolidated Financial Statements

Deferred taxes were attributable to the following at December 31, (in millions):

	Successor
	2012	2011
Deferred tax assets
Pension and postretirement benefits	$17.6	$26.2
Product returns and warranty accruals	17.3	21.5
Inventory valuation	2.3	3.1
Net operating loss carryforwards	8.2	19.7
Vacation accrual	1.3	1.5
Insurance accrual	1.9	2.6
Allowance for doubtful accounts	0.6	0.4
Tax credit carryforwards	0.5	0.3
Pension liability adjustment included in other comprehensive income (loss)	25.2	19.2
Other accrued liabilities	3.5	6.3
Interest disallowance	9.6	8.7
Other	1.3	1.4

	$89.3	$110.9
Less: valuation allowance for net operating loss carryforwards and foreign tax credit carryforwards	(6.7)	(5.0)

Total deferred tax assets	82.6	105.9

Deferred tax liabilities
Depreciation and amortization	(22.0)	(26.3)
Goodwill amortization for tax, but not book	(6.8)	(3.4)
Acquired intangible assets	(132.2)	(146.9)
Prepaid expenses	(0.7)	(0.8)
Other	(3.0)	(3.3)

Total deferred tax liabilities	(164.7)	(180.7)

Net deferred tax assets (liabilities)	$(82.1)	$(74.8)

The net deferred tax liabilities were included in the consolidated balance sheets as follows at December 31, (in millions):

	Successor
	2012	2011
Deferred tax assets	$28.9	$37.9
Deferred tax liabilities	(111.0)	(112.7)

Net deferred tax liabilities	$(82.1)	$(74.8)

At December 31, 2012, Holdings had $14.6 million of foreign net operating loss carryforwards with no expiration date, $4.4 million of foreign net operating loss carryforwards which expire between 2018 and 2021 and $0.3 million of foreign tax credit carryforwards which expire in 2023 and 2024. In assessing the realizability of the deferred tax assets related to these carryforwards, Holdings determined that it is more likely than not that $5.6 million of the deferred tax assets related to these loss carryforwards and tax credits will not be realized. Therefore, a valuation allowance has been recorded for these carryforwards.

At December 31, 2012, Holdings had various state net operating loss carry forwards totaling $35.1 million which expire at various times. In assessing the realizability of the deferred tax assets related to the state loss carryforwards, Holdings determined that it is more likely than not that $1.1 million of the deferred tax assets related to the state loss carryforwards will not be realized. Therefore, a valuation allowance has been recorded for these carryforwards.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Realization of the remaining net deferred tax assets is dependent on Holdings generating sufficient taxable income in future years to utilize the benefits of the reversals of temporary differences. Holdings has performed an assessment regarding the realizability of the remaining net deferred tax assets, which includes forecasting future taxable income, and has determined it is more likely than not that the remaining net deferred tax assets will be realized.

Changes in Holdings’ valuation allowance for deferred tax assets were as follows at December 31, (in millions):

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Beginning of period	$5.0	$—	$4.9	$5.2
Additions due to UCI Acquisition	—	5.3	—	—
Provisions	1.7	0.2	0.4	0.7
Deductions	—	(0.5)	—	(1.0)

End of period	$6.7	$5.0	$5.3	$4.9

During 2012 and 2011, UCI’s Spanish subsidiary paid dividends of $5.2 million and $5.3 million, respectively, to UCI. Prior to 2011, no deferred income taxes had been previously recorded for unremitted earnings of the Spanish subsidiary due to previous conclusions that the earnings would be permanently reinvested. Due to the dividend distributions, Holdings provided income tax expense totaling $0.5 million and $2.4 million in 2012 and 2011, respectively, related to the U.S. consequences of the dividend distribution and the foreign withholding taxes. Based upon a 2011 analysis that concluded that additional distributions are likely in the foreseeable future, during 2012 and 2011, Holdings provided deferred income taxes totaling $1.7 million and $3.2 million, respectively, on the remaining unremitted earnings of the Spanish subsidiary. Holdings does not provide for U.S. income taxes on undistributed earnings of its other foreign subsidiaries that are intended to be permanently reinvested. At December 31, 2012, these undistributed earnings totaled $27.4 million. Determination of the net amount of unrecognized U.S. income taxes with respect to these earnings is not practicable.

Uncertain Tax Benefits

A reconciliation of the beginning and ending amount of uncertain tax benefits follows (in millions):

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Beginning of period	$9.9	$—	$9.1	$7.7
Additions due to UCI Acquisition	—	9.3	—	—
Additions for tax positions related to the current period	—	0.8	0.2	1.9
Reductions based on tax positions related to the current period	—	(0.3)	—	(0.6)
Additions for tax positions of prior years	0.1	0.5	—	0.8
Reductions for tax positions of prior years	(1.9)	—	—	(0.1)
Reduction for lapse of applicable statutes of limitations	(0.3)	(0.4)	—	(0.6)

End of period	$7.8	$9.9	$9.3	$9.1

At December 31, 2012, $1.9 million of the uncertain tax benefits, if recognized, would change Holdings’ effective tax rate. In 2012 and 2011, Holdings recorded, as income tax expense, $0.3 million and $0.4 million, respectively, of interest. There were no penalties related to the uncertain tax benefits recorded. At both December 31, 2012 and 2011, the total interest (net of federal benefit) and penalties accrued related to uncertain tax benefits were $1.2 million and $0.5 million, respectively.

UCI Holdings Limited

Notes to Consolidated Financial Statements

While most of Holdings’ business is conducted within the United States, Holdings also conducts business in several foreign countries. As a result, Holdings and/or one or more of its subsidiaries files income tax returns in the U.S. federal tax jurisdiction and in many state and foreign tax jurisdictions. In the normal course of business, Holdings is subject to examination by tax authorities in these tax jurisdictions. With few exceptions, Holdings is not subject to examination by federal, state or foreign tax authorities for tax years which ended on or before 2008. Chinese tax authorities have completed a transfer price examination at one of Holdings’ subsidiaries and assessed $2.5 million in additional taxes for prior years. Holdings’ intends to seek an offset to prior years’ U.S. tax liabilities through request from U.S. Competent Authority relief. Holdings has been notified by the Internal Revenue Service that it intends to audit the periods ended December 31, 2009, December 31, 2010, and January 26, 2011. At year end the examination has not begun. Other than these examinations and other routine inquiries, Holdings and its subsidiaries are not currently under examination by tax authorities.

Holdings expects the total unrecognized tax benefits to decline by $0.4 million in 2013. This decline is due to the expiration of applicable statutes of limitations. This amount will impact the effective tax rate.

NOTE 13 — EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans

Holdings maintains defined benefit retirement plans covering certain U.S. and non-U.S. employees. Retiree benefits under the defined benefit retirement plans are generally based on years of service and employee compensation. Effective March 15, 2012, certain of the defined benefit retirement plans were amended to freeze the plans for all non-union participants and were replaced with an enhanced benefit under the defined contribution plans. The plan amendment resulted in a plan curtailment that reduced pension liabilities by $13.9 million. The $13.9 million ($8.6 million net of income taxes) was recorded in other comprehensive income (loss) as a reduction of the net other comprehensive loss.

UCI Holdings Limited

Notes to Consolidated Financial Statements

The measurement date used to determine pension obligations is December 31. The following table sets forth the plans’ status (in millions).

	Successor
	December 31, 2012	December 31, 2011
Accumulated benefit obligation	$326.2	$282.0

Change in projected benefit obligations:
Projected benefit obligations at beginning of year	$296.3	$—
Fair value of assumed obligations at UCI Acquisition date	—	250.9
Service cost	0.7	4.3
Interest cost	12.8	12.7
Actuarial loss	40.8	38.6
Plan amendments	0.2	—
Plan curtailment and settlements	(12.9)	—
Benefits paid	(11.5)	(9.9)
Currency translation adjustment	0.2	(0.3)

Projected benefit obligations at end of year	326.6	296.3

Change in plan assets:
Fair value of plan assets at beginning of year	190.2	—
Fair value of plan assets at UCI Acquisition date	—	181.7
Actual return on plan assets	27.0	4.9
Employer contributions	14.0	13.7
Benefits paid	(11.5)	(9.9)
Currency translation adjustment	0.2	(0.2)

Plan assets at end of year	219.9	190.2

Funded status, net	$(106.7)	$(106.1)

Amounts recognized in the consolidated balance sheets consist of:
“Other long-term assets”	$0.3	$0.3
“Accrued expenses and other current liabilities”	(1.1)	(0.1)
“Pension and other postretirement liabilities”	(105.9)	(106.3)

	$(106.7)	$(106.1)

The $40.8 million net actuarial loss for the Successor year ended December 31, 2012 was primarily due to a $38.2 million actuarial loss related to the decrease in the weighted average discount rate assumption from 4.6% at December 31, 2011 to 3.7% at December 31, 2012. The $38.6 million net actuarial loss for the Successor year ended December 31, 2011 was primarily due to a $39.1 million actuarial loss related to the decrease in the weighted average discount rate assumption from 5.7% at January 26, 2011 to 4.6% at December 31, 2011.

UCI Holdings Limited

Notes to Consolidated Financial Statements

A portion of the above “Funded status, net” has not been recorded in any of Holdings’ or UCI International’s statements of comprehensive income, but instead has been recorded in “Accumulated other comprehensive income (loss).” Amounts recognized in “Accumulated other comprehensive income (loss)” consisted of (in millions):

	Successor
	December 31, 2011	Acquisition Adjustments	2012 Additions	December 31, 2012
Net actuarial loss	$(47.0)	$—	$(14.9)	$(61.9)
Deferred income tax benefit	18.4	—	5.2	23.6

Accumulated other comprehensive income (loss)	$(28.6)	$—	$(9.7)	$(38.3)

	Predecessor	Successor
	December 31, 2010	Acquisition Adjustments	2011 Additions	December 31, 2011
Prior service costs	$(2.3)	$2.3	$—	$—
Net actuarial gain (loss)	(59.9)	59.9	(47.0)	(47.0)
Deferred income tax benefit (expense)	23.8	(23.8)	18.4	18.4

Accumulated other comprehensive income (loss)	$(38.4)	$38.4	$(28.6)	$(28.6)

The amount that will be amortized from “Accumulated other comprehensive income (loss)” during 2013 is $3.8 million. ASC 805, “Business Combinations”, states that all unrecognized prior service costs and actuarial gains and losses should not be carried forward at acquisition. Accordingly, the “Accumulated other comprehensive income (loss)” at January 25, 2011 was eliminated as part of the purchase price allocation for the UCI Acquisition.

For certain of the pension plans, accumulated benefit obligations (“ABO”) exceed plan assets. For these plans, the combined projected benefit obligation, ABO and fair value of plan assets were $326.1 million, $325.8 million and $219.1 million, respectively, as of December 31, 2012 and $295.5 million, $281.4 million and $189.1 million, respectively, as of December 31, 2011.

Components of Net Periodic Pension Expense

The components of net periodic pension expense were as follows (in millions):

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Service cost	$0.7	$4.3	$0.4	$4.3
Interest cost	12.8	12.7	1.1	13.4
Expected return on plan assets	(15.6)	(13.5)	(1.2)	(14.7)
Amortization of prior service cost	—	—	—	0.3
Amortization of unrecognized loss	0.5	—	0.2	0.6
Curtailment and settlement losses recognized	1.3	0.2	—	0.6

	$(0.3)	$3.7	$0.5	$4.5

During the Successor year ended December 31, 2012, a charge of $1.3 million was recorded for curtailment and settlement losses related to the scheduled closing of the manufacturing and distribution operations of one of Holdings’ Mexican subsidiaries. The losses recorded relate to Mexican government mandated severance plans of the Mexican subsidiary. These costs are included in the consolidated statements of comprehensive income (loss) in “Restructuring costs, net”.

UCI Holdings Limited

Notes to Consolidated Financial Statements

During the Successor year ended December 31, 2011, $0.2 million of curtailment and settlement losses related to headcount reductions at the Mexican subsidiaries were recorded. These costs are included in the consolidated statements of comprehensive income (loss) in “Restructuring costs, net”.

In the Predecessor year ended December 31, 2010, curtailment losses of $0.6 million related to headcount reductions as part of specific actions taken to align the cost structure with current market conditions were recorded.

Assumptions

The following assumptions were used in determining the benefit obligations and net periodic pension expense:

	Successor		Predecessor
	2012	2011	2010
Weighted Average:
Discount rate to determine benefit obligations	3.7%	4.6%	5.5%
Discount rate to determine net costs	4.6%	5.7%	6.0%
Rate of future compensation increases to determine benefit obligation	4.5%	3.0%	3.5%
Rate of future compensation increases to determine net cost	3.2%	3.5%	3.5%
Rate of return on plan assets to determine net cost	7.8%	8.0%	8.0%

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

Holdings believes that investment managers with active mandates can reduce portfolio risk below market risk and potentially add value through security selection strategies. Consistent with this belief, Holdings retains the services of professional money managers to provide advice and recommendations to help Holdings discharge its fiduciary responsibilities in furtherance of the plans’ goals. With the services of professional money managers and the asset allocation targets discussed below, Holdings believes that the assumed expected long-term return on plan assets of 7.8% used to determine net pension cost will be achieved.

Holdings uses a Dynamic Asset Allocation (“DAA”) strategy for the allocation of plan assets. This strategy adjusts the asset allocation based on changes to the plan’s funded status (difference between plan assets and plan liabilities). With DAA the allocation to fixed income investments increases as the funded status of the plan improves up until the fixed income investments represent approximately 100% of the plan liabilities. However, Holdings realizes that actual allocations at any point will vary from this strategic target due to current and anticipated market conditions and required cash flows to and from the plans. The “Weighted Average Strategic Target” in the following table represents the weighted average of the aggregated Holdings’ plans. The “Permitted Range” anticipates the fluctuation in allocations and provides flexibility for the professional managers’ portfolios to vary around the target without a mandatory immediate rebalancing.

UCI Holdings Limited

Notes to Consolidated Financial Statements

	Weighted Average
	Strategic Target	Permitted Range
U.S. equities	38%	30% to 45%
Non-U.S. equities	13%	10% to 15%
Fixed income	39%	30% to 100%
Real assets	10%	0% to 10%

	100%

The fair value of the plan assets are presented below (in millions).

	Successor
	December 31, 2012
	Level 1	Level 2	Level 3	Total Fair Value
U.S. equities
Large Cap Growth	$—	$27.6	$—	$27.6
Large Cap Value	—	27.3	—	27.3
Large Cap Indexed	—	12.6	—	12.6
Small and Mid-Cap Growth	—	8.6	—	8.6
Small and Mid-Cap Value	—	8.8	—	8.8

Total U.S. equities	—	84.9	—	84.9

Non-U.S. equities	—	29.4	—	29.4
Fixed income
Short & Mid Duration	—	23.2	—	23.2
Long Duration	—	40.2	—	40.2
Long Duration Indexed	—	21.3	—	21.3

Total fixed income	—	84.7	—	84.7

Real assets	—	10.4	10.5	20.9

	$—	$209.4	$10.5	$219.9

	Successor
	December 31, 2011
	Level 1	Level 2	Level 3	Total Fair Value
U.S. equities
Large Cap Growth	$—	$16.4	$—	$16.4
Large Cap Value	—	16.6	—	16.6
Large Cap Indexed	—	33.2	—	33.2
Small and Mid Cap Growth	—	8.8	—	8.8
Small and Mid Cap Value	—	10.3	—	10.3

Total U.S. equities	—	85.3	—	85.3

Non-U.S. equities	—	36.9	—	36.9
Fixed income
Short & Mid Duration	—	20.2	—	20.2
Long Duration	—	45.2	—	45.2
Long Duration Indexed	—	0.4	—	0.4

Total fixed income	—	65.8	—	65.8

Cash	—	2.2	—	2.2

	$—	$190.2	$—	$190.2

UCI Holdings Limited

Notes to Consolidated Financial Statements

The changes in Level 3 investments are presented below (in millions):

Real Assets
January 1, 2012	$—
Purchases	10.4
Net unrealized gains	0.1

December 31, 2012	$10.5

The plan assets are primarily invested in pooled separate accounts, collectively the “Investment Funds.” The Investment Funds are managed by professional money managers. The following provides a summary of the investment styles of the respective Investment Funds.

Investment Funds

Growth Investment Funds – This investment style seeks long-term growth through equity appreciation. Large Cap Growth funds seek long-term appreciation through investment in large market capitalizations similar to companies in the Russell 1000, while the Small and Mid-Cap Growth funds invest in small and mid-market capitalizations similar to companies in the Russell 2000.

Value Investment Funds – This investment style seeks to identify equity securities that are perceived to be undervalued in the marketplace. Large Cap Value funds invest in large market capitalizations similar to companies in the Russell 1000, while the Small and Mid-Cap Value funds invest in small and mid-market capitalizations similar to companies in the Russell 2000.

Large Cap Indexed Funds – This investment style seeks to replicate the performance of the S&P 500 Index.

Foreign Equities Funds – This investment style uses multiple sub-advisors including core, value, growth and emerging markets strategies to provide a diversified exposure to non-U.S. equity markets.

Short & Mid Duration Fixed Income Funds – This investment style invests in a diversified portfolio of corporate securities and U.S. Treasuries and Agencies with shorter average durations. This investment style benchmarks against the Barclays Capital Aggregate Index.

Long Duration Fixed Income Funds – This investment style invests in a diversified portfolio of corporate securities and U.S. Treasury securities which have maturities greater than ten years. The asset allocation is weighted much heavier to U.S. investment grade corporate securities.

Long Duration Indexed Funds – This investment style seeks to track the return of the Barclay’s Capital Long Government / Credit Bond Index. This strategy invests in a diversified portfolio of corporate securities and U.S. Treasuries and Agencies which have maturities greater than ten years.

Investment Funds fair value measurements—The Investment Funds determine their fair value by accumulating the fair values of their underlying investments. The pension plans own undivided interests in the underlying assets of the Investment Funds where no active market exists for the identical investment. Accordingly, the fair value measurements of the Investment Funds are considered Level 2 measurements.

Other Investments

Real assets – This category consists of two funds. The first fund invests the majority of assets in commercial real estate holdings. It focuses on properties that return both lease income and appreciation of the buildings’ marketable values. These fund assets are considered Level 3 measurements. The second fund invests in securities of real estate, natural resource, master limited partnerships and publicly-listed infrastructure companies. These fund assets are considered Level 2 measurements.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Cash and cash equivalents – Cash and cash equivalents are primarily invested in short-term investment funds which include debt instruments, government issues and repurchase agreements. The short-term investment funds are considered Level 2 measurements.

Cash Flows

Holdings’ funding policy is to fund amounts for pension plans sufficient to maintain a minimum 80% funded level. Holdings expects to contribute $10.1 million to its plans during 2013.

Expected benefit payments are based on the same assumptions used to measure Holdings’ benefit obligations at December 31, 2012 and include estimated future employee service. The future expected pension benefit payments are as follows (in millions):

Expected Pension Benefit Payments
2013	$13.2
2014	12.7
2015	13.3
2016	13.9
2017	14.4
5 years thereafter	80.5

Profit Sharing and Defined Contribution Plans

Certain subsidiaries sponsor defined contribution plans under section 401(k) of the Internal Revenue Code. Eligible participants may elect to defer from 5% to 50% of eligible compensation, subject to certain limitations imposed by the Internal Revenue Code. For some plans, such subsidiaries are required to match employees’ contributions based on formulas which vary by plan. For the remaining plans, matching contributions are discretionary. For the Successor years ended December 31, 2012 and 2011, matching contributions were $0.2 million and $1.2 million, respectively. The matching contributions were $0.1 million during the Predecessor period January 1, 2011 through January 25, 2011, for a total of $1.3 million for the Combined Year Ended December 31, 2011. For the Predecessor year ended December 31, 2010, there were no matching contributions made. Holdings’ subsidiaries in China participate in government-sponsored defined contribution plans. Holdings’ subsidiary in the United Kingdom sponsors a defined contribution plan.

For the United States plans, profit sharing and defined contribution expense recognized during the Successor years ended December 31, 2012 and 2011 totaled $2.7 million and $1.7 million, respectively. The profit sharing and defined contribution expense recognized during the Predecessor period January 1, 2011 through January 25, 2011 was $0.3 million, for a total of $2.0 million for the Combined Year Ended December 31, 2011. United States profit sharing and defined contribution pension expense recognized for the Predecessor year ended December 31, 2010 was $1.2 million. For the Chinese and United Kingdom plans, defined contribution pension expense recognized during both the Successor years ended December 31, 2012 and 2011 was $0.1 million. The Chinese and United Kingdom profit sharing and defined contribution pension plan expense recognized for the Predecessor year ended December 31, 2010 was $0.1 million.

Other Postretirement Benefits

Certain subsidiaries provide health care and life insurance benefits to eligible retired employees. The plans are partially funded by participant contributions and contain cost-sharing features such as deductibles and coinsurance.

UCI Holdings Limited

Notes to Consolidated Financial Statements

The measurement date used to determine postretirement obligations is December 31. The following table presents information for the postretirement plans (in millions):

	Successor
	Year Ended December 31, 2012	Year Ended December 31, 2011
Change in benefit obligations
Benefit obligations at beginning of year	$12.4	$—
Fair value of assumed obligations	—	10.3
Service cost	0.4	0.3
Interest cost	0.5	0.5
Plan amendments	0.9	—
Actuarial loss	1.3	1.9
Benefit paid	(0.6)	(0.6)

Benefit obligations accrued at end of year	$14.9	$12.4

The accrued obligation was included in the consolidated balance sheets as follows (in millions):

	Successor
	December 31, 2012	December 31, 2011
Accrued obligation included in “Accrued expenses and other current liabilities”	$0.7	$0.7
Accrued obligation included in “Pension and other postretirement liabilities”	14.2	11.7

	$14.9	$12.4

A portion of the $14.9 million and $12.4 million of accrued obligation shown above has not been recorded in the results of operations, but instead has been recorded in “Accumulated other comprehensive income (loss).” The accumulated amounts in “Accumulated other comprehensive income (loss)” were ($4.0) million (($2.5) million after tax) and ($1.9) million (($1.2) million after tax) at December 31, 2012 and 2011, respectively.

The following were the components of net periodic postretirement benefit cost (in millions):

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Service cost	$0.4	$0.3	$—	$0.3
Interest cost	0.5	0.5	0.1	0.6
Amortization of net loss	0.1	—	—	—

	$1.0	$0.8	$0.1	$0.9

The following assumptions were used in determining the benefit obligations and net periodic postretirement plan expense:

	Successor		Predecessor
	2012	2011	2010
Weighted average discount rate to determine benefit obligations	3.8%	4.6%	5.5%
Weighted average discount rate to determine net costs	4.6%	5.7%	6.0%

UCI Holdings Limited

Notes to Consolidated Financial Statements

The annual health care cost trend rate used to determine the benefit obligations at December 31, 2012 is assumed to decline from 7.7% in 2013 to 4.5% in 2030. Increasing the assumed healthcare cost trend rates by one percentage point would result in additional annual costs of approximately $0.1 million. Decreasing the assumed health care cost trend rates by one percentage point would result in a decrease of approximately $0.1 million in annual costs. The effect on postretirement benefit obligations at December 31, 2012 of a one percentage point increase would be $0.7 million. The effect of a one percentage point decrease would be $0.6 million.

Holdings funds medical and life insurance benefit costs principally on a pay-as-you-go basis. The pay-as-you-go expenditures for postretirement benefits have not been material. The expected future postretirement benefit payments are as follows (in millions):

Expected Postretirement Benefit Payments
2013	$0.7
2014	0.7
2015	0.7
2016	0.7
2017	0.7
5 years thereafter	3.9

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Leases

The following is a schedule of the future minimum payments under operating leases that have non-cancelable lease terms (in millions):

Minimum Payments
2013	$4.9
2014	3.7
2015	3.4
2016	3.3
2017	1.7
Thereafter	4.6

$21.6

These lease payments include the payment of certain taxes and other expenses. Rent expense recognized during the Successor year ended December 31, 2012 was $6.4 million. Rent expense recognized during the Successor year ended December 31, 2011 was $5.4 million and rent expense recognized during the Predecessor period January 1, 2011 through January 25, 2011 was $0.5 million, for a total of $5.9 million for the Combined Year Ended December 31, 2011. Rent expense for the Predecessor year ended December 31, 2010 was $5.8 million.

Insurance Reserves

Holdings purchases insurance policies for workers’ compensation, automobile and product and general liability. These policies include high deductibles for which Holdings is responsible. These deductibles are estimated and recorded as expenses in the period incurred. Estimates of these expenses are updated each quarter and are adjusted accordingly. These estimates are subject to substantial uncertainty because of several factors that are difficult to predict, including actual claims experience, regulatory changes, litigation trends and changes in inflation. Estimated unpaid losses for which Holdings is responsible are included in the consolidated balance sheets in “Accrued expenses and other current liabilities.”

UCI Holdings Limited

Notes to Consolidated Financial Statements

Environmental

Holdings is subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. UCI International or its predecessors have been identified as a potentially responsible party, or is otherwise currently responsible, for contamination at five sites. One of these sites is a former facility in Edison, New Jersey (the “New Jersey Site”), where a state agency has ordered UCI International to continue with the monitoring and investigation of chlorinated solvent contamination. The New Jersey Site has been the subject of litigation to determine whether a neighboring facility was responsible for contamination discovered at the New Jersey Site. A judgment has been rendered in that litigation to the effect that the neighboring facility is not responsible for the contamination. UCI International is analyzing what further investigation and remediation, if any, may be required at the New Jersey Site. UCI International is also responsible for a portion of chlorinated solvent contamination at a previously owned site in Solano County, California (the “California Site”), where UCI International, at the request of the regional water board, is investigating and analyzing the nature and extent of the contamination and is conducting some remediation. Holdings has engaged environmental remediation consultants to assist with estimating the most likely environmental cost. Based on currently available information, management believes that the cost of the ultimate outcome of the environmental matters related to the New Jersey Site and the California Site will not exceed the $1.3 million accrued at December 31, 2012 by a material amount, if at all. During the Successor years ended December 31, 2012 and 2011, increases of $0.5 million and $0.3 million, respectively, in the environmental accruals were recorded based upon revised environmental remediation projections. However, because all investigation and analysis has not yet been completed and due to the inherent uncertainty in such environmental matters, it is possible that the ultimate outcome of these matters could have a material adverse effect on the financial results for a single year.

In addition to the two matters discussed above, UCI International or its predecessors have been named as a potentially responsible party at a third-party waste disposal site in Calvert City, Kentucky (the “Kentucky Site”). UCI International estimates settlement costs of $0.1 million for this site. During 2011, UCI International completed remediation activities at two of its manufacturing sites (the “Manufacturing Sites”). UCI International also retains responsibility for remediation activities at a former manufacturing site (the “Former Manufacturing Site”) for which remediation settlement costs are estimated to be $0.1 million. In addition, UCI International is party to a remedy plan for an EPA Superfund site in Mayville, Wisconsin (the “Wisconsin Site”) related to hazardous and other waste disposal. Based on the settlement agreement, UCI International estimates its settlement cost at less than $0.1 million. UCI International anticipates that the majority of the $0.2 million reserved for settlement and remediation costs will be spent in the next year. To date, the expenditures related to the Kentucky Site, the Former Manufacturing Site and the Wisconsin Site have been immaterial.

Antitrust Litigation

Starting in 2008, UCI and its wholly-owned subsidiary, Champion Laboratories, Inc., (“Champion”), were named as defendants in numerous antitrust complaints originally filed in courts around the country. The complaints allege that several defendant filter manufacturers engaged in price fixing for aftermarket automotive filters in violation of Section 1 of the Sherman Act and/or state law. Some of these complaints are putative class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999 to March 8, 2012. Others are putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, from 1999 to March 8, 2012. The complaints seek treble damages, an injunction against future violations, costs and attorney’s fees.

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

UCI Holdings Limited

Notes to Consolidated Financial Statements

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

On April 14, 2011, the court entered a 90-day stay of all proceedings in all actions consolidated in the Northern District of Illinois by the JPML. The parties to these consolidated actions jointly requested this stay in light of a pending criminal investigation by the United States Attorney’s Office of the Eastern District of Pennsylvania into evidence and statements related to William G. Burch. On June 21, 2011, the United States Attorney’s Office of the Eastern District of Pennsylvania charged William G. Burch with knowingly and willfully making false and fraudulent statements to the Antitrust Division of the Department of Justice with the intent to impede the Antitrust Division’s investigation. On June 29, 2011, William G. Burch pleaded guilty to these charges.

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

UCI Holdings Limited

Notes to Consolidated Financial Statements

On January 20, 2012, the court denied the pending motions without prejudice and lifted the stay. On February 3, 2012, the court issued a scheduling order under which discovery as to the conspiracy element of the plaintiffs’ claims would close on October 31, 2012.

On February 9, 2012, the parties announced that Champion and two other defendants had reached an agreement in principle with all plaintiffs to settle the remaining actions. On March 8, 2012, the parties executed a settlement agreement. On April 24, 2012, the court granted preliminary approval of the proposed settlements with each of the putative classes. On July 31, 2012, pursuant to the terms of the settlement, the court dismissed with prejudice the State of Florida’s claims against Champion. On October 10, 2012 and October 25, 2012, the court entered orders approving the settlements with the direct purchaser and the indirect purchaser plaintiffs, respectively, certifying the settlement classes and dismissing the actions with prejudice. The periods for appeal of these orders expired on November 2, 2012 and November 26, 2012, respectively, without any notice of appeal having been filed.

On September 28, 2012, the court amended its preliminary approval of the gas retailer plaintiffs’ settlement to extend the deadline for mailing the notice to potential class members from June 19, 2012 to October 3, 2012, and extended the deadline for objections to or requests for exclusion from the proposed settlement from August 3, 2012 to November 9, 2012. On November 28, 2012, the court entered an order approving the settlement, certifying the settlement class and dismissing the action with prejudice. The time for appeal of this order expired on December 28, 2012, without any notice of appeal having been filed.

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

On June 10, 2010, the Office of the Attorney General for the State of Washington issued an Antitrust Civil Investigative Demand to Champion requesting documents and information related to the sale of oil, air, fuel and transmission filters. Champion has been informed by the Attorney General’s office that the investigation has been closed.

The Antitrust Division of the Department of Justice (“DOJ”) investigated the allegations raised in these suits and certain current and former employees of the defendants, including Champion, testified pursuant to subpoenas. On January 21, 2010, DOJ sent a letter to counsel for Champion stating that “the Antitrust Division’s investigation into possible collusion in the replacement auto filters industry is now officially closed.”

During the Successor year ended December 31, 2012, post-trial costs of $1.2 million were incurred. During the fourth quarter of 2011, a provision of $7.8 million was recorded related to the aforementioned February 9, 2012 settlement agreement. During the Successor year ended December 31, 2011, the Predecessor period January 1, 2011 through January 25, 2011 and the Predecessor year ended December 31, 2010, $3.9 million, $0.8 million and $7.2 million, respectively, was incurred defending against these claims. These amounts are included in the consolidated statements of comprehensive income (loss) in “Antitrust litigation costs.”

Value-added Tax Receivable

A wholly-owned Mexican subsidiary of Champion has outstanding receivables denominated in Mexican pesos in the amount of $2.1 million from the Mexican Department of Finance and Public Credit currently recorded in the consolidated balance sheets as of December 31, 2012. The receivables relate to refunds of Mexican value-added tax, to which Champion believes it is entitled in the ordinary course of business. The local Mexican tax authorities have rejected the claims for these refunds, and the Mexican subsidiary commenced litigation in the regional federal administrative and tax courts to order the

UCI Holdings Limited

Notes to Consolidated Financial Statements

local tax authorities to process these refunds. In September 2012, the tax court found in favor of the Mexican subsidiary in the largest of the three claims ruling that the Mexican subsidiary is entitled to a refund of $2.1 million (27.0 million Mexican pesos). The Mexican tax authorities did not appeal the ruling and a refund is expected in 2013. During 2012, rulings on claims of $0.8 million (9.8 million Mexican pesos) were lost without recourse. There are also claims totaling $0.3 million (3.7 million Mexican pesos) pending final rulings by the tax courts. No adjustment has been made to the refund receivable due to continued uncertainties surrounding the collectability of the remaining claims.

Patent Litigation

Champion was a defendant in litigation with Parker-Hannifin Corporation (“Parker-Hannifin”) pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringed on a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of $6.5 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million in damages and a permanent injunction. Both parties filed post-trial motions. Parker-Hannifin sought treble damages and attorneys’ fees. Champion sought a judgment as a matter of law on the issues of infringement and patent invalidity. On March 17, 2011, the court issued an order denying Champion’s motion for a judgment at law and awarding Parker-Hannifin an additional $3.3 million in damages plus attorneys’ fees, originally estimated to be $1.5 million and later revised to record an additional $0.5 million provision. Given that this litigation existed at the date of the UCI Acquisition, the additional $0.5 million provision was recorded in the Predecessor consolidated statement of comprehensive income (loss) for the period January 1, 2011 through January 25, 2011. On April 15, 2011, Champion appealed the court order and the appeals court subsequently ordered the parties to enter into court-sponsored mediation. On July 18, 2011, Champion and Parker-Hannifin reached a settlement of this litigation, as well as other disputes between the companies. The settlement included the payment of $9.0 million by Champion to Parker-Hannifin, $0.5 million in discounts granted to Champion for future purchases by Champion of Parker-Hannifin products, and the dismissal with prejudice of this case and certain other cases between the companies. Champion made the $9.0 million payment during the third quarter of 2011. During the Successor year ended December 31, 2011, Champion incurred post-trial costs of $0.4 million. These costs are included in the consolidated statements of comprehensive income (loss) in “Patent litigation costs”.

Product Recall

During the Successor year ended December 31, 2012, Holdings recalled certain defective products manufactured by Holdings’ Chinese operations and distributed by a Holdings’ Spanish subsidiary. In the Successor year ended December 31, 2012, Holdings recorded a provision of $1.2 million for this matter. As of December 31, 2012, Holdings had paid $0.3 million of costs related to this matter. Due to the uncertainties inherent in this matter, the estimates are subject to change, which could be significant. Holdings believes that it has insurance coverage for a significant percentage of the costs related to this matter. As of the date of this report, Holdings has not confirmed the amount of any potential insurance reimbursement and therefore no insurance recovery has been recorded.

Other Litigation

Holdings is subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, Holdings’ management believes that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on our financial condition or results of operations.

NOTE 15 — RELATED PARTY TRANSACTIONS

Holdings has entered into agreements of indemnification for the benefit of the directors and officers of certain subsidiaries of Holdings, including UCI International, Inc. and the guarantors of the Senior Notes and the Senior Secured Credit Facilities.

In addition to the related party transactions discussed below, from time to time Holdings enters into other transactions with affiliates which are not material to Holdings or its affiliates.

UCI Holdings Limited

Notes to Consolidated Financial Statements

During the Successor years ended December 31, 2012 and 2011, Holdings undertook a number of transactions with the following related party entities that are under the common ultimate control of Mr. Graeme Hart:

•	Rank Group;

•	Autoparts Holdings; and

•	Reynolds Group Holdings Limited

The nature and amounts of the transactions entered into with these related parties are described further below.

	Transaction values		Balance outstanding as of
In millions	Year Ended December 31, 2012	Year Ended December 31, 2011	December 31, 2012	December 31, 2011
Related Party Receivables
Autoparts Holdings Limited
Recharges of services (a)	$19.9	$8.2	$2.7	$8.2
Joint services agreement (b)	2.6	0.4	0.6	0.4
Sale of goods (c)	56.4	0.4	17.3	0.4
Asset purchase agreement (c)	—	5.6	—	2.3
Asset sales (c)	0.5	—	—	—
Purchase of goods (c)	(1.6)	(0.5)	(0.7)	(0.5)
Related Party Payables
Rank Group Limited
Recharges for professional services (d)	0.1	18.1	—	0.4
Reynolds Group Holdings Limited
Recharges of services (e)	0.3	0.7	—	0.7
Autoparts Holdings Limited
Purchase of goods (c)	2.4	0.7	0.7	0.1

(a)	During the Successor years ended December 31, 2012 and 2011, Holdings incurred total costs of $27.0 million and $12.5 million, respectively, related to the implementation of the cost sharing and manufacturing arrangements with FRAM Group. The recharge of services is based on the level of services provided or specific costs. The amounts of the recharges of services in the table are for FRAM Group’s share of these costs. The amounts are to be repaid in the normal course of business.
(b)	On July 29, 2011, UCI International, Inc. entered into a Joint Services Agreement (“JSA”) with Autoparts Holdings. Under the agreement, UCI International, Inc. and Autoparts Holdings each agreed to purchase certain administrative services from the other party. The agreement had an initial term of one year that was automatically renewed on July 29, 2012 for an additional one year period. The agreement may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The agreement may also be terminated for breach or termination of affiliation. The agreement contains representations, warranties and indemnity obligations customary for agreements of this type. The costs billed out under the JSA are based upon the level of services provided. These amounts are to be repaid in the normal course of business.
(c)

The UCI International and FRAM Group businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. As a result of Holdings cost sharing and manufacturing arrangements with FRAM Group, during 2011, FRAM Group announced that it would cease operating at two locations and relocate those operations into other FRAM Group and UCI International filtration manufacturing locations. The first plant closing occurred in the fourth quarter of 2011 and the second plant ceased operations in September 2012. UCI International and FRAM Group continue to maintain their own customer relationships and

UCI Holdings Limited

Notes to Consolidated Financial Statements

continue to supply their existing customers. Where FRAM Group production is relocated to UCI International filtration manufacturing locations, UCI International manufactures and supplies products to FRAM Group in order to meet its customers’ orders. Product purchase orders are entered into by UCI International and FRAM Group on an arm’s-length basis to document the terms of the sale of products between the two related businesses. The related party sale of goods in the table above are included in net sales on the consolidated statements of comprehensive income (loss) and include a transfer-price markup of approximately 10%.

In connection with these actions, Champion entered into an asset purchase agreement, dated March 21, 2012, with FRAM Group to purchase certain equipment for $5.6 million, which has been relocated to Champion’s plant locations. The full amount of the purchase price was paid by Champion during the fourth quarter of 2011. As of December 31, 2012, all equipment had been transferred to Champion and the balance of $0.7 million representing purchase price in excess of asset value transferred was repaid by FRAM Group to Champion.

During the Successor year ended December 31, 2012, Champion sold certain engineering equipment to FRAM Group for use in the combined Champion and FRAM filtration manufacturing process. The cost of this equipment was paid during 2012.

During the Successor year ended December 31, 2012, Champion purchased from FRAM Group certain materials and component parts used in the manufacturing of products by Champion for FRAM Group.

As of December 31, 2012, UCI (Shanghai) had a net payable of $0.7 million to FRAM Group related to ongoing operations between UCI (Shanghai) and FRAM Group for activity during the Successor year ended December 31, 2012. These amounts are to be repaid in the normal course of business.

(d)	During the Successor years ended December 31, 2012 and 2011, Rank Group incurred on behalf of Holdings third party professional fees and expenses, which were then charged to Holdings. These amounts are to be repaid in the normal course of business.
(e)	During the Successor years ended December 31, 2012 and 2011, a subsidiary of Reynolds Group Holdings Limited billed UCI International, Inc. for rent and facility services costs. These amounts are to be repaid in the normal course of business.

NOTE 16 — GEOGRAPHIC INFORMATION

Net sales by region were as follows (in millions):

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
United States	$840.3	$767.6	$67.4	$805.4
Canada	32.7	30.0	2.6	31.4
Mexico	22.2	23.8	2.4	23.5
United Kingdom	12.2	14.1	1.0	15.6
France	11.7	12.6	1.2	10.7
Germany	8.9	7.1	0.5	6.5
China	8.5	6.7	0.2	3.5
Spain	4.6	4.9	0.5	4.4
Other	43.4	43.4	3.0	44.0

	$984.5	$910.2	$78.8	$945.0

UCI Holdings Limited

Notes to Consolidated Financial Statements

Net long-lived assets by region were as follows (in millions):

	Successor
	December 31, 2012	December 31, 2011
United States	$812.7	$829.9
China	45.1	42.7
Spain	20.5	21.2
Mexico	10.8	12.8
Other	1.0	1.0

	$890.1	$907.6

NOTE 17 — STOCK-BASED COMPENSATION

Prior to the UCI Acquisition, UCI International, Inc. maintained an equity incentive plan, which permitted the granting of options to purchase shares of common stock of UCI International, Inc. to its employees, directors, and consultants, as well as the granting of restricted shares of UCI International, Inc. common stock. Options vested over an eight year period, and could accelerate in the event of certain changes in control. The shares of restricted stock vested only upon a change in control of UCI International. As a result of the UCI Acquisition discussed in Note 2, the remaining unvested stock options and restricted stock became vested and the plan was terminated.

Stock Options

In 2011 and 2010, pre-tax expenses of $0.5 million and $0.4 million, respectively, were recorded for stock option based compensation by the Predecessor. The stock option based compensation recorded was a non-cash charge.

At January 1, 2011, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. As a result of the change in control resulting from the UCI Acquisition discussed in Note 2, the remaining unvested stock options became vested. This cost was recognized by UCI International as the Predecessor in January 2011.

The Black-Scholes option pricing model was used to estimate fair values of the options as of the date of grant. There were no options granted in 2011 or 2010.

Immediately preceding the date of the UCI Acquisition, there were 126,815 stock options outstanding. On the acquisition date, 97,926 options were exercised, 28,889 options were forfeited and the plan was terminated. The intrinsic value of options exercised during 2011 and 2010 was $10.9 million and $0.1 million, respectively. Proceeds from the exercise of options in 2011 and 2010 of $1.1 million and $2 thousand, respectively, were received and retained by UCI International as the Predecessor.

Restricted Stock

The terms of the restricted stock agreement provided that the shares of restricted stock of UCI International, Inc. vest only upon a change of control, as defined. The UCI Acquisition resulted in a change of control. At January 25, 2011 there were 107,840 shares outstanding with a weighted average grant date fair value of $31.94 per share. All shares outstanding became vested on the UCI Acquisition date. Accordingly, compensation expense of $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period January 1, 2011 through January 25, 2011.

In addition, UCI International incurred $1.4 million of non-recurring costs associated with the stock-based compensation expense in the Predecessor period January 1, 2011 through January 25, 2011.

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 18 — FAIR VALUE ACCOUNTING

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

Assets measured at fair value on a nonrecurring basis

In 2012 and 2011, no assets were adjusted to their fair values on a nonrecurring basis, except for the impact of the allocation of the UCI Acquisition purchase price.

Fair value of financial instruments

Cash and cash equivalents - The carrying amount of cash and cash equivalents approximates fair value because the original maturity is less than 90 days.

Trade accounts receivable - The carrying amount of trade receivables approximates fair value because of their short outstanding terms.

Trade accounts payable - The carrying amount of trade payables approximates fair value because of their short outstanding terms.

Short-term borrowings - The carrying value of these borrowings equals fair value because their interest rates reflect current market rates.

Long-term debt – The fair value of the Senior Notes at December 31, 2012 and 2011 was $399.0 million and $399.5 million, respectively. The estimated fair value of these notes was based on bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades of these notes, these inputs are considered to be Level 2 inputs.

The fair value of the Senior Secured Term Loan Facility at December 31, 2012 and 2011 was $296.2 million and $297.4 million, respectively. The estimated fair value of borrowings under the Senior Secured Term Loan Facility was based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades, this input is considered to be a Level 2 input.

Due to recently entering into the economic development loan in September 2012, the fair value of the loan was $0.5 million at December 31, 2012.

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 19 — JOINT VENTURE SALE

In May 2010, UCI International completed the sale of its entire 51% interest in its Chinese joint venture to the joint venture partner, Shandong Yanzhou Liancheng Metal Products Co. Ltd. (“LMC”). The sale price was $0.9 million, plus the assumption of certain liabilities due to UCI International of $2.4 million, less estimated transaction costs. Cash proceeds at closing, net of transaction costs and cash sold, were $0.3 million. UCI International recorded a non-cash charge of $1.1 million.

The following table summarizes the net book value of the joint venture at the date of sale, proceeds of the sale and the resultant loss (in millions):

Current assets (excluding cash sold of $0.3 million)	$3.4
Long-lived assets	5.1
Current liabilities	(2.6)
Noncurrent liabilities	(0.3)
Noncontrolling interest	(1.8)

Net book value of joint venture investment sold	3.8
Less proceeds:
Liabilities assumed by LMC	(2.4)
Cash proceeds (net of transaction costs and cash sold)	(0.3)

Loss on sale of joint venture interest	$1.1

In connection with the sale, UCI International entered into a long-term supply agreement pursuant to which LMC will supply certain components to UCI International. As part of this long-term supply agreement, LMC will purchase from UCI International all the aluminum necessary to produce aluminum parts to be supplied under the agreement.

NOTE 20 — OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) was as follows (in millions):

	Predecessor
	Foreign Currency Adjustment	Pension and OPEB Liability	Total Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2010	$(1.7)	$(30.8)	$(32.5)
2010 change	(0.1)	(8.9)	(9.0)

Balance at December 31, 2010	(1.8)	(39.7)	(41.5)
2011 change	0.7	0.1	0.8

Balance at January 25, 2011	$(1.1)	$(39.6)	$(40.7)

	Successor
	Foreign Currency Adjustment	Pension and OPEB Liability	Total Accumulated Other Comprehensive Income (Loss)
Balance at November 26, 2010	$—	$—	$—
2010 change	—	—	—

Balance at December 31, 2010	—	—	—
2011 change	(4.7)	(29.8)	(34.5)

Balance at December 31, 2011	(4.7)	(29.8)	(34.5)
2012 change	1.9	(11.0)	(9.1)

Balance at December 31, 2012	$(2.8)	$(40.8)	$(43.6)

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 21 — OTHER INFORMATION

Cash payments for interest and income taxes (net of refunds) were as follows (in millions):

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Interest	$52.5	$39.9	$2.7	$27.2
Income taxes (net of refunds)	$7.7	$3.6	$0.3	$14.5

Cash payments for interest in the year ended December 31, 2011 by the Successor were $39.9 million, which included $3.9 million of interest on the Senior PIK Notes that accrued from December 15, 2010, the last date that interest was paid through issuance of new Senior PIK Notes.

Holdings retains its bank accounts with a relatively small number of high quality financial institutions. Substantially all of the cash and cash equivalents, including foreign cash balances at December 31, 2012 and 2011, were uninsured. Non-U.S. cash balances at December 31, 2012 and 2011 were $12.4 million and $12.1 million, respectively.

At December 31, 2012 and 2011, there were 1,002 and 1,001, respectively, ordinary shares of Holdings authorized, issued and outstanding.

NOTE 22 — CONCENTRATION OF RISK

Holdings sells vehicle parts to a wide base of customers primarily in the automotive aftermarket. Holdings has outstanding receivables owed by these customers and to date has experienced no significant collection problems. Sales to a single customer, AutoZone, accounted for 32.6%, 32.3% and 31.2% of total net sales for the Successor year ended December 31, 2012, the Combined Year Ended December 31, 2011 and the Predecessor year ended December 31, 2010, respectively. No other customer accounted for more than 10% of total net sales for the Successor years ended December 31, 2012 and 2011 and Predecessor year ended December 31, 2010. At December 31, 2012 and 2011, the receivable balances from AutoZone were $140.8 million and $141.6 million, respectively.

NOTE 23 — QUARTERLY FINANCIAL INFORMATION (unaudited)

The following is a summary of the unaudited quarterly results of operations. Holdings believes that all adjustments considered necessary for a fair presentation in accordance with generally accepted accounting principles have been included (in millions).

	Successor
	Quarter Ended March 31, 2012	Quarter Ended June 30, 2012	Quarter Ended September 30, 2012	Quarter Ended December 31, 2012
Net sales	$261.6	$234.6	$249.8	$238.5
Gross profit	67.0	53.1	58.9	59.5
Net income (loss)	6.9	(4.4)	4.8	7.3

	Combined	Successor
	Quarter Ended March 31, 2011	Quarter Ended June 30, 2011	Quarter Ended September 30, 2011	Quarter Ended December 31, 2011
Net sales	$245.5	$251.9	$254.2	$237.4
Gross profit	41.3	60.2	63.2	53.6
Net income (loss)	(48.1)	5.9	2.0	(6.3)

UCI Holdings Limited

Notes to Consolidated Financial Statements

Holdings’ quarterly results were affected by the gains and (losses) described in Notes 2, 3, 6, 8, 11, 14 and 17. Below is a summary of the gains and (losses). None of these gains and (losses) affected net sales or gross profit. The amounts below are after-tax amounts (in millions):

	Successor
	Quarter Ended March 31, 2012	Quarter Ended June 30, 2012	Quarter Ended September 30, 2012	Quarter Ended December 31, 2012
Note 3 Restructuring costs	$—	$(2.3)	$(0.4)	$(0.9)
Note 14 Antitrust litigation costs	(0.3)	(0.2)	(0.2)	—

	Combined	Successor
	Quarter Ended March 31, 2011	Quarter Ended June 30, 2011	Quarter Ended September 30, 2011	Quarter Ended December 31, 2011
Note 2 Merger and acquisition costs	$(8.3)	$(1.5)	$(0.1)	$—
Note 3 Restructuring costs	(0.1)	(0.4)	(0.1)	(0.2)
Note 6 Inventory step-up	(9.6)	(0.3)	—	—
Note 8 Trademark impairment loss	—	—	—	(2.3)
Note 11 Loss on early extinguishment of debt	(14.7)	—	—	—
Note 14 Antitrust litigation costs	(1.9)	(0.4)	(0.4)	(4.9)
Note 14 Patent litigation costs	(0.3)	(0.1)	(0.1)	—
Note 17 Stock-based compensation expense	(9.2)	—	—	—

NOTE 24 — GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS

Certain of Holdings’ subsidiaries have guaranteed UCI International, Inc.’s obligations under the Senior Notes described in Note 11. Certain of Holdings’ subsidiaries have entered into guarantee and security arrangements in respect of UCI International, Inc.’s indebtedness under the Senior Secured Credit Facilities described in Note 11.

The condensed financial information for the Successor that follows includes condensed financial statements for (a) Holdings, which is the parent of UCI International, Inc. and a guarantor of the Senior Notes, (b) UCI International, Inc., which is the issuer of the Senior Notes and borrower under the Senior Secured Credit Facilities, (c) certain of the domestic subsidiaries, which guarantee the Senior Notes and borrowings under the Senior Secured Credit Facilities (the “Guarantor Subsidiaries”), (d) the foreign subsidiaries and certain domestic subsidiaries which do not guarantee the Senior Notes and borrowings under the Senior Secured Credit Facilities (the “Non-Guarantor Subsidiaries”), and (e) consolidated Holdings. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions. The overall allocation of the UCI Acquisition purchase price was finalized as of December 31, 2011. However, the allocation of goodwill at December 31, 2011 among the Guarantor Subsidiaries and Non-Guarantor Subsidiaries had been prepared on a preliminary basis and was finalized during the first quarter of 2012.

The condensed financial information for the Predecessor that follows includes condensed financial statements for (a) UCI International, Inc., which is the issuer of the Senior Notes and borrower under the Senior Secured Credit Facilities, (b) the Guarantor Subsidiaries, (c) the Non-Guarantor Subsidiaries, and (d) consolidated UCI International. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions.

Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees are full and unconditional and joint and several.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

December 31, 2012

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Assets
Current assets
Cash and cash equivalents	$78,917	$—	$1	$61,565	$4,921	$12,430
Intercompany receivables—current	—	(209,524)	—	165,519	22,536	21,469
Accounts receivable, net	227,542	—	—	—	210,462	17,080
Related party receivables	19,872	—	—	—	19,872	—
Inventories, net	175,291	—	—	—	150,045	25,246
Deferred tax assets	28,877	—	—	1,588	26,228	1,061
Other current assets	27,105	—	—	522	18,175	8,408

Total current assets	557,604	(209,524)	1	229,194	452,239	85,694
Property, plant and equipment, net	160,174	—	—	—	118,551	41,623
Investment in subsidiaries	—	(1,088,248)	271,176	722,420	94,652	—
Goodwill	309,102	—	—	—	278,570	30,532
Other intangible assets, net	399,585	—	—	—	391,771	7,814
Intercompany receivables non-current	—	(8,577)	—	—	8,577	—
Deferred financing costs, net	17,483	—	—	17,483	—	—
Other long-term assets	3,732	—	—	—	3,145	587

Total assets	$1,447,680	$(1,306,349)	$271,177	$969,097	$1,347,505	$166,250

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$132,803	$—	$—	$—	$108,067	$24,736
Short-term borrowings	—	—	—	—	—	—
Current maturities of long-term debt	3,177	—	—	3,000	177	—
Related party payables	734	—	16	—	27	691
Intercompany payables—current	—	(209,525)	—	—	188,358	21,167
Accrued expenses and other current liabilities	115,453	1	—	15,389	90,742	9,321

Total current liabilities	252,167	(209,524)	16	18,389	387,371	55,915
Long-term debt, less current maturities	690,748	—	—	690,079	669	—
Pension and other postretirement liabilities	120,093	—	—	—	119,501	592
Deferred tax liabilities	110,965	—	—	(10,547)	116,012	5,500
Intercompany payables—non-current	—	(8,577)	—	—	—	8,577
Other long-term liabilities	2,546	—	—	—	1,532	1,014
Total shareholder’s equity (deficit)	271,161	(1,088,248)	271,161	271,176	722,420	94,652

Total liabilities and shareholder’s equity (deficit)	$1,447,680	$(1,306.349)	$271,177	$969,097	$1,347,505	$166,250

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

December 31, 2011

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Assets
Current assets
Cash and cash equivalents	$67,697	$—	$—	$16	$55,575	$12,106
Intercompany receivables—current	—	(59,347)	—	—	36,073	23,274
Accounts receivable, net	256,679	—	—	—	238,495	18,184
Related party receivables	10,760	—	—	—	10,760	—
Inventories, net	158,063	—	—	—	134,868	23,195
Deferred tax assets	37,894	—	—	1,380	36,475	39
Other current assets	15,375	—	—	58	9,346	5,971

Total current assets	546,468	(59,347)	—	1,454	521,592	82,769
Property, plant and equipment, net	153,044	—	—	—	113,328	39,716
Investment in subsidiaries	—	(1,042,250)	265,686	682,964	93,600	—
Goodwill	308,821	—	—	—	277,445	31,376
Other intangible assets, net	423,687	—	—	—	415,196	8,491
Intercompany receivables non-current	—	(8,754)	—	254,756	(246,002)	—
Deferred financing costs, net	20,176	—	—	20,176	—	—
Other long-term assets	1,822	—	—	—	1,060	762

Total assets	$1,454,018	$(1,110,351)	$265,686	$959,350	$1,176,219	$163,114

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$122,932	$—	$—	$—	$102,861	$20,071
Short-term borrowings	3,169	—	—	—	—	3,169
Current maturities of long-term debt	3,373	—	—	3,000	373	—
Related party payables	1,249	—	—	—	1,150	99
Intercompany payables—current	—	(59,347)	35	426	34,021	24,865
Accrued expenses and other current liabilities	130,980	—	—	14,485	110,543	5,952

Total current liabilities	261,703	(59,347)	35	17,911	248,948	54,156
Long-term debt, less current maturities	693,485	—	—	692,779	706	—
Pension and other postretirement liabilities	118,040	—	—	—	117,784	256
Deferred tax liabilities	112,714	—	—	(17,026)	124,362	5,378
Intercompany payables—non-current	—	(8,754)	—	—	—	8,754
Other long-term liabilities	2,425	—	—	—	1,455	970
Total shareholder’s equity (deficit)	265,651	(1,042,250)	265,651	265,686	682,964	93,600

Total liabilities and shareholder’s equity (deficit)	$1,454,018	$(1,110,351)	$265,686	$959,350	$1,176,219	$163,114

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

Year Ended December 31, 2012

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net sales	$984,497	$(121,109)	$—	$—	$936,993	$168,613
Cost of sales	745,995	(121,109)	—	—	720,568	146,536

Gross profit	238,502	—	—	—	216,425	22,077
Operating expenses
Selling and warehousing	(67,413)	—	—	—	(60,396)	(7,017)
General and administrative	(58,662)	—	(3)	(17,779)	(36,398)	(4,482)
Amortization of acquired intangible assets	(22,165)	—	—	—	(21,246)	(919)
Retructuring costs, net	(5,877)	—	—	—	(2,477)	(3,400)
Antitrust litigation costs	(1,228)	—	—	—	(1,228)	—

Operating income (loss)	83,157	—	(3)	(17,779)	94,680	6,259
Other expense
Interest expense, net	(54,765)	—	—	(54,708)	(55)	(2)
Intercompany interest	—	—	—	22,397	(22,035)	(362)
Miscellaneous, net	(6,188)	—	1	—	(6,204)	15

Income (loss) before income taxes	22,204	—	(2)	(50,090)	66,386	5,910
Income tax (expense) benefit	(7,577)	—	—	17,320	(18,771)	(6,126)

Net income (loss) before equity in earnings of subsidiaries	14,627	—	(2)	32,730	47,615	(216)
Equity in earnings of subsidiaries	—	(61,812)	14,629	47,399	(216)	—

Net income (loss)	$14,627	$(61,812)	$14,627	$14,629	$47,399	$(216)

Comprehensive income (loss)	$5,472	$(67,375)	$27,298	$5,474	$38,244	$1,831

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

Year Ended December 31, 2011

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net sales	$910,179	$(106,994)	$—	$—	$862,435	$154,738
Cost of sales	710,360	(106,994)	—	—	683,367	133,987

Gross profit	199,819	—	—	—	179,068	20,751
Operating expenses
Selling and warehousing	(66,212)	—	—	—	(59,281)	(6,931)
General and administrative	(41,612)	—	(34)	(6,972)	(29,253)	(5,353)
Amortization of acquired intangible assets	(20,378)	—	—	—	(19,457)	(921)
Merger and acquisition costs	(11,331)	—	—	(11,331)	—	—
Retructuring costs, net	(1,275)	—	—	—	(1,124)	(151)
Trademark impairment loss	(3,800)	—	—	—	(3,800)	—
Patent litigation costs	(387)	—	—	—	(387)	—
Antitrust litigation costs	(11,731)	—	—	—	(11,731)	—

Operating income (loss)	43,093	—	(34)	(18,303)	54,035	7,395
Other expense
Interest expense, net	(51,691)	—	—	(51,813)	(59)	181
Intercompany interest	—	—	—	20,726	(20,399)	(327)
Debt commitment fees	(5,945)	—	—	(5,945)	—	—
Miscellaneous, net	(4,974)	—	—	—	(5,206)	232

Income (loss) before income taxes	(19,517)	—	(34)	(55,335)	28,371	7,481
Income tax (expense) benefit	906	—	—	20,166	(16,584)	(2,676)

Net income (loss) before equity in earnings of subsidiaries	(18,611)	—	(34)	(35,169)	11,787	4,805
Equity in earnings of subsidiaries	—	(2,820)	(18,577)	16,592	4,805	—

Net income (loss)	$(18,611)	$(2,820)	$(18,611)	$(18,577)	$16,592	$4,805

Comprehensive income (loss)	$(53,090)	$74,030	$(56,273)	$(53,056)	$(17,887)	$96

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

January 1, 2011 Through January 25, 2011

(in thousands)

	UCI				Non-
	International		UCI	Guarantor	Guarantor
	Consolidated	Eliminations	International	Subsidiaries	Subsidiaries
Net sales	$78,842	$(9,872)	$—	$75,222	$13,492
Cost of sales	60,296	(9,872)	—	58,257	11,911

Gross profit	18,546	—	—	16,965	1,581
Operating expenses
Selling and warehousing	(5,167)	—	—	(4,575)	(592)
General and administrative	(3,577)	—	—	(3,274)	(303)
Amortization of acquired intangible assets	(405)	—	—	(405)	—
Merger and acquisition costs	(5,170)	—	(5,154)	(16)	—
Stock-based compensation expense	(15,082)	—	—	(15,082)	—
Patent litigation costs	(500)	—	—	(500)	—
Antitrust litigation costs	(813)	—	—	(813)	—

Operating income (loss)	(12,168)	—	(5,154)	(7,700)	686
Other expense
Interest expense, net	(4,663)	—	(2,504)	(2,166)	7
Intercompany interest	—	—	—	30	(30)
Management fee expense	(139)	—	—	(139)	—
Loss on early extinguishment of debt	(24,153)	—	(10,004)	(14,149)	—
Miscellaneous, net	(727)	—	—	(727)	—

Income (loss) before income taxes	(41,850)	—	(17,662)	(24,851)	663
Income tax (expense) benefit	13,952	—	6,822	7,324	(194)

Net income (loss) before equity in earnings of subsidiaries	(27,898)	—	(10,840)	(17,527)	469
Equity in earnings of subsidiaries	—	16,589	(17,058)	469	—

Net income (loss)	$(27,898)	$16,589	$(27,898)	$(17,058)	$469

Comprehensive income (loss)	$(27,155)	$15,219	$(27,155)	$(16,315)	$1,096

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

Year Ended December 31, 2010

(in thousands)

	UCI				Non-
	International		UCI	Guarantor	Guarantor
	Consolidated	Eliminations	International	Subsidiaries	Subsidiaries
Net sales	$944,983	$(104,564)	$—	$902,979	$146,568
Cost of sales	708,581	(104,564)	—	681,219	131,926

Gross profit	236,402	—	—	221,760	14,642
Operating expenses
Selling and warehousing	(60,550)	—	—	(53,955)	(6,595)
General and administrative	(43,005)	—	(6,472)	(31,926)	(4,607)
Amortization of acquired intangible assets	(5,219)	—	—	(5,219)	—
Retructuring costs, net	(1,655)	—	—	49	(1,704)
Stock-based compensation expense	(443)	—	—	(443)	—
Patent litigation costs	(5,869)	—	—	(5,869)	—
Antitrust litigation costs	(7,195)	—	—	(7,195)	—

Operating income (loss)	112,466	—	(6,472)	117,202	1,736
Other income (expense)
Interest expense, net	(60,829)	—	(32,837)	(27,988)	(4)
Intercompany interest	—	—	—	350	(350)
Management fee expense	(2,000)	—	—	(2,000)	—
Loss on early extinguishment of debt	(8,687)	—	(25)	(8,662)	—
Miscellaneous, net	(3,433)	—	—	(3,433)	—

Income (loss) before income taxes	37,517	—	(39,334)	75,469	1,382
Income tax (expense) benefit	(14,552)	—	12,901	(27,342)	(111)

Net income (loss) before equity in earnings of subsidiaries	22,965	—	(26,433)	48,127	1,271
Equity in earnings of subsidiaries	—	(50,743)	49,435	1,308	—

Net income (loss)	22,965	(50,743)	23,002	49,435	1,271
Less: Loss attributable to noncontrolling interest	(37)	—	—	—	(37)

Net income (loss) attributable to UCI International, Inc.	$23,002	$(50,743)	$23,002	$49,435	$1,308

Comprehensive income (loss)	$14,029	$(41,631)	$14,029	$40,462	$1,169

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Cosolidating Statement of Cash Flow

Year Ended December 31, 2012

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net cash provided by (used in) operating activities	$51,842	$—	$(37)	$(24,668)	$59,710	$16,857

Cash flows from investing activities:
Capital expenditures	(36,786)	—	—	—	(29,136)	(7,650)
Proceeds from sale of property, plant and equipment	1,968	—	—	—	576	1,392

Net cash provided by (used in) investing activities	(34,818)	—	—	—	(28,560)	(6,258)

Cash flows from financing actvities:
Issuances of debt	500	—	—	—	500	—
Debt repayments	(6,552)	—	—	(3,000)	(376)	(3,176)
Equity contribution	38	—	38	—	—	—
Intercompany dividend (paid) received	—	—	—	—	5,239	(5,239)
Change in intercompany indebtedness	—	—	—	89,237	(87,167)	(2,070)

Net cash provided by (used in) financing activities	(6,014)	—	38	86,237	(81,804)	(10,485)
Effect of exchange rate changes on cash	210	—	—	—	—	210

Net increase (decrease) in cash and cash equivalents	11,220	—	1	61,549	(50,654)	324
Cash and cash equivalents at beginning of period	67,697	—	—	16	55,575	12,106

Cash and cash equivalents at end of period	$78,917	$—	$1	$61,565	$4,921	$12,430

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Cosolidating Statement of Cash Flow

Year Ended December 31, 2011

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net cash provided by (used in) operating activities	$55,662	$—	$—	$(56,800)	$108,297	$4,165

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	(185,268)	—	—	(375,000)	180,086	9,646
Acquisition of Honeywell Automotive Parts Services
(Shanghai) Co., Ltd. Assets	(1,500)	—	—	—	—	(1,500)
Investment in subsidiaries	—	320,000	(320,000)	—	—	—
Capital expenditures	(24,675)	—	—	—	(21,172)	(3,503)
Proceeds from sale of property, plant and equipment	176	—	—	—	151	25
Decrease in restricted cash	16,290	—	—	—	16,290	—

Net cash provided by (used in) investing activities	(194,977)	320,000	(320,000)	(375,000)	175,355	4,668

Cash flows from financing activities:
Issuances of debt	3,147	—	—	—	—	3,147
Debt repayments	(3,956)	—	—	(3,000)	(288)	(668)
Payment of deferred financing costs	(20,259)	—	—	(20,259)	—	—
Payment of debt commitment fees	(5,945)	—	—	(5,945)	—	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	298,500	—	—	298,500	—	—
Issuance of Senior Notes	400,000	—	—	400,000	—	—
Repayment of 2010 Credit Facility	(423,938)	—	—	—	(423,938)	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	(360,115)	—	—	(360,115)	—	—
Intercompany dividend (paid) received	—	—	—	—	5,332	(5,332)
Equity contribution	320,000	(320,000)	320,000	320,000	—	—
Change in intercompany indebtedness	—	—	—	(197,365)	196,149	1,216

Net cash provided by (used in) financing activities	207,434	(320,000)	320,000	431,816	(222,745)	(1,637)
Effect of exchange rate changes on cash	(422)	—	—	—	—	(422)

Net increase in cash and cash equivalents	67,697	—	—	16	60,907	6,774
Cash and cash equivalents at beginning of period	—	—	—	—	—	—

Cash and cash equivalents at end of period	$67,697	$—	$—	$16	$60,907	$6,774

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

January 1, 2011 through January 25, 2011

(in thousands)

	UCI				Non-
	International		UCI	Guarantor	Guarantor
	Consolidated	Eliminations	International	Subsidiaries	Subsidiaries
Net cash used in operating activities	$(9,341)	$—	$(8,427)	$(865)	$(49)

Cash flows from investing activities:
Capital expenditures	(1,571)	—	—	(1,430)	(141)

Net cash used in investing activities	(1,571)	—	—	(1,430)	(141)

Cash flows from financing activities:
Debt repayments	(2,633)	—	—	(30)	(2,603)
Payment of deferred financing costs	(920)	—	(920)	—	—
Proceeds from exercise of stock options	1,077	—	1,077	—	—
Excess tax benefits from share-based payments	2,661	—	2,661	—	—
Change in intercompany indebtedness	—	—	5,609	(8,472)	2,863

Net cash provided by (used in) financing activities	185	—	8,427	(8,502)	260
Effect of exchange rate changes on cash	127	—	—	—	127

Net increase (decrease) in cash and cash equivalents	(10,600)	—	—	(10,797)	197
Cash and cash equivalents at beginning of period	200,330	—	17	190,865	9,448

Cash and cash equivalents at end of period	$189,730	$—	$17	$180,068	$9,645

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2010

(in thousands)

	UCI				Non-
	International		UCI	Guarantor	Guarantor
	Consolidated	Eliminations	International	Subsidiaries	Subsidiaries
Net cash provided by (used in) operating activities	$113,340	$—	$(3,633)	$111,754	$5,219

Cash flows from investing activities:
Capital expenditures	(21,298)	—	—	(16,114)	(5,184)
Proceeds from sale of property, plant and equipment	437	—	—	352	85
Proceeds from sale of joint venture interest (net of transaction costs and cash sold)	272	—	—	—	272
Increase in restricted cash	(6,890)	—	—	(6,890)	—

Net cash used in investing activities	(27,479)	—	—	(22,652)	(4,827)

Cash flows from financing activities:
Issuances of debt	11,917	—	—	—	11,917
Proceeds of 2010 Credit Facility	419,625	—	—	419,625	—
Payment of deferred financing costs	(9,893)	—	—	(9,893)	—
Repayment of 2006 Credit Facility	(190,000)	—	—	(190,000)	—
Redemption of Previously Outstanding Subordinated Notes	(235,512)	—	—	(235,512)	—
Debt repayments	(13,439)	—	—	(1,333)	(12,106)
Proceeds from the exercise of stock options	2	—	2	—	—
Change in intercompany indebtedness	—	—	3,619	(4,628)	1,009

Net cash provided by (used in) financing activities	(17,300)	—	3,621	(21,741)	820
Effect of exchange rate changes on cash	(173)	—	—	—	(173)

Net increase (decrease) in cash and cash equivalents	68,388	—	(12)	67,361	1,039
Cash and cash equivalents at beginning of period	131,942	—	29	123,504	8,409

Cash and cash equivalents at end of period	$200,330	$—	$17	$190,865	$9,448