Form 20-F
period 2013-12-31
UCI HOLDINGS LTD
filed 2014-03-04
CIK 1513050

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Unless stated otherwise, all market industry statistics, excluding estimates that are qualified by our belief, are based on data included in the 2014 Automotive Aftermarket Industry Association (“AAIA”) Digital Automotive Aftermarket Factbook, which combines the latest available aftermarket industry data from many sources including original AAIA research, government sources and independent research suppliers.

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

“dollars”, “U.S. dollars” and “$” refer to the lawful currency of the United States.

“Equity Contribution” refers to cash in the amount of $320.0 million contributed to Acquisition Co. in connection with the UCI Acquisition.

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

“OEM/OES” refers to original equipment manufacturers and original equipment service providers (the service organizations connected with new car dealers).

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

“Senior PIK Notes” refers to the floating rate Senior PIK Notes due 2013 issued by UCI International, Inc. on December 20, 2006, of which $355.1 million aggregate principal amount was outstanding at January 26, 2011. In connection with the Transactions, we purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

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

“Successor” refers to Holdings and all financial information of Holdings for the Successor period November 26, 2010 through December 31, 2010, as of December 31, 2010, the Successor years ended December 31, 2013, 2012 and 2011, and as of December 31, 2013, 2012 and 2011. The Successor year ended December 31, 2011, includes the operations of UCI International for the period from the UCI Acquisition to December 31, 2011.

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

“United States” and “U.S.” refer to the United States of America.

With respect to our customers, “Advance” refers to Advance Stores Company, Inc.; “AutoZone” refers to AutoZone, Inc.; “CARQUEST” refers to CARQUEST Auto Parts Inc (purchased by Advance in January 2014).; “Chrysler” refers to Chrysler Group LLC; “Ford” refers to Ford Motor Company; “GM” refers to General Motors Company; “NAPA” refers to NAPA Autoparts Inc.; and “O’Reilly” refers to O’Reilly Automotive, Inc.

Presentation of Financial Information and Summary of Transactions

The audited consolidated financial statements of Holdings as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, included elsewhere in this annual report, represent those of the Successor. The UCI Acquisition occurred on January 26, 2011. As such, Holdings’ results of operations for the year ended December 31, 2011 include the results of operations of UCI International only from the date of the UCI Acquisition. The audited consolidated financial statements of Holdings were prepared using the acquisition method of accounting. Under the acquisition method of accounting, the purchase price is required to be allocated to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair market values as of the date of the acquisition, with any excess purchase price allocated to goodwill. Because Holdings was formed on November 26, 2010 in connection with the Transactions, it has no financial statements as of or for periods ended prior to that date. Prior to the UCI Acquisition, Holdings generated no revenue and incurred no expenses other than merger and acquisition costs of $1.3 million related to the UCI Acquisition.

The audited consolidated financial statements of UCI International for the period January 1, 2011 through January 25, 2011, included elsewhere in this annual report, represent those of the Predecessor and have been prepared based upon the historical carrying amounts of assets and liabilities of UCI International.

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

Forward-Looking Statements

This annual report contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to:

•	continued volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations;

•	the economic environment and adverse credit market conditions may significantly affect our ability to meet liquidity needs and may materially and adversely affect the financial soundness of our customers and suppliers;

•	we face competition and increasing pricing pressure in our markets and, therefore, lower-cost production and successful cost savings actions may be required to be able to compete effectively;

•	the shift in demand from premium to value brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby decreasing our net sales and reducing our margins;

•	the introduction of new and improved products and services and the shift from domestic to foreign made vehicles poses a potential threat to the aftermarket for light vehicle parts;

•	increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability;

•	entering new markets and developing new products poses commercial risks;

•	our relationship with AutoZone creates risks associated with a concentrated net sales source;

•	our contracts with our customers are generally short-term and do not require the purchase of a minimum amount;

•	the consolidation of our customers can have adverse effects on our business;

•	we could be materially adversely affected by changes or imbalances in currency exchange and other rates;

•	increases in our raw materials and component costs or the loss of a number of our suppliers could adversely affect our profitability;

•	we may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, either of which could negatively impact the profitability of our business;

•	if we are unable to meet future capital requirements, our business may be adversely affected;

•	we may not be successful in realizing cost savings or purchasing benefits from our cost sharing and manufacturing arrangements with FRAM Group;

•	it may be difficult for us to recruit and retain the types of highly skilled employees we need to remain competitive;

•	environmental, health and safety laws and governmental regulations may impose significant compliance costs and liabilities on us;

•	our intellectual property may be misappropriated or subject to claims of infringement;

•	our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Senior Notes;

•	restrictive covenants in the Senior Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility;

•	the outcome of legal proceedings;

•	the risks and uncertainties described under “Part I, Item 3. Key Information – Risk Factors” and “Part I, Item 5. Operating and Financial Review and Prospects”; and

•	risks related to other factors discussed in this annual report.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Several important factors that could cause actual results to differ materially from our expectations are disclosed under “Part I, Item 3. Key Information — Risk Factors” in this annual report. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the above cautionary statements as well as other cautionary statements that are made from time to time in our public communications. You should evaluate all forward-looking statements made in this annual report in the context of these risks and uncertainties.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

Selected Historical Consolidated Financial Data

The selected financial data has been derived from Holdings’ and, prior to Holdings’ inception, UCI International’s audited consolidated financial statements. The financial data of Holdings as of December 31, 2013 and 2012 and for the Successor years ended December 31, 2013, 2012 and 2011 has been derived from the audited consolidated financial statements of Holdings included elsewhere in this annual report. We derived the balance sheet data as of December 31, 2011 and 2010 and the statement of comprehensive income (loss) for the Successor year ended December 31, 2010 from the audited consolidated financial statements of Holdings that are not included herein. The financial data of UCI International for the Predecessor period January 1, 2011 through January 25, 2011 has been derived from the audited consolidated financial statements of UCI International, included elsewhere in this annual report. We derived the balance sheet data as of December 31, 2010 and 2009 and the statements of comprehensive income (loss) data for the Predecessor years ended December 31, 2010 and 2009 from the audited consolidated financial statements of UCI International that are not included herein. Because Holdings was formed on November 26, 2010 in connection with the Transactions, it has no consolidated financial statements as of or for periods ended prior to that date. Prior to the UCI Acquisition, Holdings generated no revenue and incurred no expenses other than merger and acquisition costs of $1.3 million related to the UCI Acquisition.

	Successor				Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
(in millions)
Comprehensive income (loss) data:
Net sales (1)	$995.9	$984.5	$910.2	$—	$78.8	$945.0	$885.0
Cost of sales (2)	803.9	746.0	710.4	—	60.3	708.6	688.2

Gross profit	192.0	238.5	199.8	—	18.5	236.4	196.8

Operating (expenses) income
Selling and warehousing	(70.9)	(67.4)	(66.2)	—	(5.1)	(60.5)	(56.6)
General and administrative (3)	(47.1)	(58.6)	(41.6)	—	(3.6)	(43.0)	(43.2)
Amortization of acquired intangible assets	(22.2)	(22.2)	(20.4)	—	(0.4)	(5.2)	(5.8)
Merger and acquisition costs (4)	—	—	(11.3)	(1.3)	(5.2)	—	—
Restructuring costs, net (5)	(7.6)	(5.9)	(1.3)	—	—	(1.7)	(0.9)
Stock-based compensation expense (6)	—	—	—	—	(15.1)	(0.4)	(0.4)
Trademark impairment loss (7)	(2.0)	—	(3.8)	—	—	—	—
Patent litigation costs (8)	(2.2)	—	(0.4)	—	(0.5)	(5.9)	(7.0)
Antitrust litigation costs (9)	(0.2)	(1.2)	(11.7)	—	(0.8)	(7.2)	(1.3)

Operating income (loss)	39.8	83.2	43.1	(1.3)	(12.2)	112.5	81.6
Interest expense, net	(51.4)	(54.8)	(51.7)	—	(4.7)	(60.8)	(60.5)
Management fee expense	—	—	—	—	(0.1)	(2.0)	(2.0)
Loss on early extinguishment of debt (10)	—	—	—	—	(24.2)	(8.7)	—
Debt commitment fees	—	—	(5.9)	—	—	—	—
Miscellaneous, net	(3.6)	(6.2)	(5.0)	—	(0.7)	(3.5)	(5.5)

(Loss) income before income taxes	(15.2)	22.2	(19.5)	(1.3)	(41.9)	37.5	13.6
Income tax benefit (expense)	3.0	(7.6)	0.9	—	14.0	(14.5)	(5.1)

Net (loss) income	(12.2)	14.6	(18.6)	(1.3)	(27.9)	23.0	8.5
Less: Loss attributable to noncontrolling interest	—	—	—	—	—	—	(0.7)

Net (loss) income attributable to equity holder	$(12.2)	$14.6	$(18.6)	$(1.3)	$(27.9)	$23.0	$9.2

Comprehensive income (loss)	$24.6	$5.5	$(53.1)	$(1.3)	$(27.2)	$14.0	$16.3

			December 31,
	Successor				Predecessor
	2013	2012	2011	2010	2010	2009
(in millions)

Balance Sheet Data:
Cash and cash equivalents	$76.6	$78.9	$67.7	$—	$200.3	$131.9
Working capital	301.5	305.4	284.8	(6.6)	434.4	339.3
Total assets	1,441.8	1,447.7	1,454.0	5.3	1,145.3	1,058.9
Debt (including current maturities)	691.1	693.9	700.0	—	774.5	741.6
Total shareholder’s equity (deficit)	295.8	271.2	265.7	(1.3)	23.6	9.2

			December 31,
	Successor				Predecessor
	2013	2012	2011	2010	2010	2009
(in millions)

Other Data:
Net cash provided by operating activities	$39.9	$51.8	$55.7	$—	$113.3	$129.3
Net cash used in investing activities	(39.2)	(34.8)	(195.0)	—	(27.5)	(22.1)
Net cash (used in) provided by financing activities	(3.1)	(6.0)	207.4	—	(17.3)	(22.0)

(1)	Net sales for the Successor years ended December 31, 2013 and 2012 included product warranty reserve reductions of $4.0 million and $9.6 million, respectively, primarily due to the loss of customers, contractual changes affecting warranty reserve requirements of our customers and favorable claims experience.
(2)	Cost of sales for the Successor year ended December 31, 2011 included $16.4 million for inventory sold after the UCI Acquisition date that was written up to fair market value as part of the purchase price allocation of the UCI Acquisition.
(3)	In the Successor years ended December 31, 2013 and 2012, we incurred $7.2 million and $13.7 million, respectively, of business optimization costs related to various cost savings projects and the acceleration of manufacturing of parts for newer model cars previously sourced from external vendors.

In the Successor years ended December 31, 2013, 2012 and 2011, we incurred $1.1 million, $6.0 million and $7.1 million, respectively, of costs related to the implementation of our cost sharing and manufacturing arrangements with FRAM Group.

In the Predecessor years ended December 31, 2010 and 2009, we incurred $6.5 million and $2.2 million, respectively, of costs related to evaluating strategic opportunities including potential merger and acquisition and capital structure activities that are non-operating in nature. Costs in the Predecessor year ended December 31, 2010 include costs related to a proposed initial public offering of UCI International, Inc.’s stock that was withdrawn in November 2010 and costs associated with the UCI Acquisition.

(4)	In connection with the UCI Acquisition, we incurred $11.3 million and $1.3 million of buyer-side merger and acquisition costs during the Successor year ended December 31, 2011 and the Successor period November 26, 2010 through December 31, 2010, respectively. During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred $5.2 million of seller-side merger and acquisition costs. These costs consisted primarily of investment banking, legal and other professional advisory fees and expenses.
(5)	We have taken various restructuring actions in each of the years to align our cost structure with customers’ spending habits and market conditions.
(6)	Non-cash stock based compensation expense related to stock based awards under UCI International’s amended and restated equity incentive plan. As a result of the UCI Acquisition, the remaining unvested stock options and restricted stock became vested. Immediately prior to the UCI Acquisition, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. Compensation expense of $13.2 million was equal to the fair value of the restricted stock at the date of the UCI Acquisition. UCI International also incurred $1.4 million of non-recurring costs associated with the stock based compensation expense. These costs were recognized in the Predecessor period January 1, 2011 through January 25, 2011.

(7)	As part of our annual indefinite-lived intangible impairment test as of December 31, 2013, we conducted a cash flow fair value assessment of our indefinite-lived trademark intangible assets. The impairment test indicated that the value of one of our indefinite-lived trademarks had been impaired due to a decline in forecasted net sales. As a result of the test, we recognized a trademark impairment loss of $2.0 million. During the Successor year ended December 31, 2011, we were notified by a customer of its decision to change suppliers to another manufacturer. The resulting impairment test indicated that the value of one of our indefinite-lived trademarks was impaired. After completing a discounted cash flow fair value assessment, we recognized a trademark impairment loss of $3.8 million related to this trade name.
(8)	Our wholly-owned subsidiary Champion Laboratories, Inc. (“Champion”) is named as a defendant in a complaint filed by Hengst of North America, Inc. (“Hengst”), pursuant to which Hengst claims that certain of Champion’s products infringe on a Hengst patent. On February 14, 2014, Champion and Hengst reached a settlement of this litigation. During the Successor year ended December 31, 2013, Champion recorded a settlement reserve of $2.2 million. In addition, Champion was a defendant in litigation with Parker-Hannifin Corporation (“Parker-Hannifin”) pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringed a Parker-Hannifin patent. In relation to this litigation, we recognized expenses of $0.4 million in the Successor year ended December 31, 2011, $0.5 million in the Predecessor period January 1, 2011 through January 25, 2011, $5.9 million in the Predecessor year ended December 31, 2010 and $7.0 million in the Predecessor year ended December 31, 2009. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation – Patent Litigation.”
(9)	During the Successor year ended December 31, 2013, we recorded $0.1 million for the settlement and $0.1 million for litigation costs related to antitrust claims in Quebec and Ontario, Canada. Beginning in 2008, UCI and its wholly-owned subsidiary Champion were named, along with several filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engaged in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Antitrust Act of 1890, as amended (the “Sherman Act”) and/or state laws (collectively the “U.S. Actions”). On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the remaining U.S. Actions. As a result, during the fourth quarter of 2011, we recorded a provision of $7.8 million for the settlement of the U.S. Actions. During the Successor year ended December 31, 2011, we incurred $3.9 million in antitrust litigation costs related to the U.S. Actions in addition to the settlement amount. During the Predecessor period January 1, 2011 through January 25, 2011 and the Predecessor years ended December 31, 2010 and 2009, we incurred antitrust litigation costs of $0.8 million, $7.2 million and $1.3 million, respectively, related to the U.S. Actions. During the Successor year ended December 31, 2012, we incurred post-trial costs of $1.2 million related to the U.S. Actions. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation – Antitrust Litigation.”
(10)	The loss on early extinguishment of debt during the Predecessor period January 1, 2011 through January 25, 2011 relates to the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes as part of the Transactions. The loss on early extinguishment of debt for the Predecessor year ended December 31, 2010 related to the termination of the 2006 Credit Facility and the discharge of the Previously Outstanding Subordinated Notes.

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

Economy, Market and Industry Conditions

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

Consumers’ driving habits are impacted by economic conditions, with weak economic conditions generally leading to a reduction in miles driven and thereby increasing the periods between vehicle maintenance and repairs. In the latter part of 2008 and 2009, consumers’ driving habits were impacted by deteriorating economic conditions. U.S. Department of Energy statistics indicate that miles driven in the United States for the year 2008 were 3.3% lower than for 2007. This was the first annual decrease since 1980. While miles driven have increased four of the five years since 2008, with the exception of a 2.2% decrease in 2011, the increases have been small and intermittent, mirroring the U.S. economic recovery. Compared to the prior year, miles driven increased 1.6%, 0.6%, 0.8% and 0.6% in 2009, 2010, 2012 and 2013, respectively. If miles driven were to continue to remain fairly flat or decrease and consumers extend the mileage interval for routine maintenance, we could experience a decline in demand for our products due to a reduction in the need for replacement parts.

Consumer driving habits are also affected by gasoline prices at the pump. For example, during the years 2009 through 2011, general consumer discretionary spending was affected by significant increases in U.S. average gasoline prices at the pump, which increased approximately 83% from January 2009 through December 2011. Although U.S. average gasoline prices were similar in December 2011 and December 2013, there remained a significant amount of volatility in gasoline prices as evidenced by quarterly increases in three of the last eight quarters ranging from 8.8% to 17.7%, and decreases ranging from 2.2% to 14.0% in the other five quarters. The spikes in gasoline prices reflect the near record highs reached in March, April and September 2012.

In addition, demand for automotive products such as ours is linked to consumer demand for automobiles, which is impacted by the economic environment. Difficult economic conditions may cause changes to the business models, products, financial condition or consumer financing and rebate programs of the OEMs, adversely affecting the number of cars produced and purchased. For example, North American light vehicle sales reached their lowest point in nearly three decades in 2008. While light vehicle sales began rebounding in 2009 and have rebounded to pre-2008 levels in 2013, the impact of fewer cars being sold and fewer cars on the road can have an adverse impact on the demand for our products, reducing purchases by our customers in the aftermarket and by the OEMs.

In 2013, payroll tax increases and economic uncertainty surrounding the U.S. federal governmental shutdowns and fiscal spending cuts have negatively impacted consumer confidence and discretionary spending habits.

If economic conditions do not continue to improve or begin deteriorating, we may experience a material adverse impact on our business and operating results.

The economic environment and adverse credit market conditions may significantly affect our ability to meet liquidity needs and may materially and adversely affect the financial soundness of our customers and suppliers.

Volatility and disruption in the capital and credit markets, such as what was experienced in the latter part of 2008 and 2009, may exert downward pressure on the availability of liquidity and credit capacity for many companies. While the 2008 and 2009 market volatility did not materially impair our ability to operate our business, there can be no assurance that similar conditions would not increase the cost of financing or otherwise adversely impact our ability to operate in the future.

We need liquidity to pay our operating expenses, interest on our debt and capital expenditures. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer. Our primary sources of liquidity are cash on hand, cash flow from operations, factoring of customer trade accounts receivable and available borrowing capacity under the Senior Secured Revolving Credit Facility. Many of our customers place a significant emphasis on lowering their inventories to accounts payable ratios through negotiation of longer payment terms with us. Subject to certain limitations, the Senior Secured Credit Facilities permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements arranged for us by certain customers with a number of banks. At December 31, 2013, we had factoring relationships arranged by seven customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the increase in our utilization of customer factoring programs as a result of our customers negotiating increased payment terms with us, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, if at all, or our customers could discontinue their participation in the arrangements, which could have a material adverse impact on our liquidity. If we are not able to factor accounts receivables, we would have to find other ways to finance these receivables or our liquidity would be reduced by having less cash on hand. As part of the factoring arrangements, we are charged discount fees by the banks. If interest rates increase, our costs under these factoring arrangements may increase.

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

We face competition and increasing pricing pressure in our markets and, therefore, lower-cost production and successful cost savings actions may be required to be able to compete effectively.

We operate in some very competitive and fragmented markets and we compete against numerous different types of businesses, some of which have greater financial or other resources than we do. Although we have significant market positions in each of our product lines within the aftermarket, we cannot be assured that we will be able to maintain our current market share. In the OEM sales channel, some of our competitors have achieved substantially greater market penetration in many of the product lines which we offer. Competition is based on a number of considerations, including product performance, quality of customer service and support, timely delivery and price. Our customers increasingly demand a broad product range, and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in manufacturing, working capital, customer service and support, marketing and our distribution networks. We cannot be assured that we will have sufficient resources to continue to make such investments or that we will maintain our competitive position within each of the markets we serve. As a result of competition, we have experienced pricing pressure. There can be no guarantee that this downward price pressure will not continue, and we may be forced to adjust the prices of some of our products to stay competitive, or not compete at all in some markets, possibly resulting in lost revenue.

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

In addition, price competition from light vehicle aftermarket suppliers, particularly those based in Asia and other locations with lower production costs, have historically played a role and are playing an increasing role in the aftermarket channels in which we compete. While aftermarket manufacturers in these locations have historically competed primarily in markets for less technologically advanced products and manufactured a limited number of products, they are expanding their manufacturing capabilities to move toward producing a broad range of lower cost, higher quality products and providing an expanded product offering. In the future, competitors in Asia may be able to effectively compete in our premium markets and produce a wider range of products, which may force us to move additional manufacturing capacity to lower cost countries or lower our prices, reducing our margins or decreasing our net sales.

Our strategy to remain cost competitive includes initiatives to improve inventory management and customer delivery, consolidate plant and distribution facilities and otherwise realize cost savings. While we have and will continue to implement these strategies, there can be no assurance that we will be able to do so successfully or that we will realize the projected benefits of these cost saving plans. If we are unable to realize these anticipated cost reductions, we may not be able to compete effectively and our profitability may be adversely affected. Moreover, our continued implementation of cost saving plans and facilities integration may disrupt our operations and performance.

The shift in demand from premium to value brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby decreasing our net sales and reducing our margins.

While a significant amount of our net sales are currently derived from products we consider to be premium products, there has been, and may continue to be, a shift in demand to value products from premium products, which historically have commanded higher pricing and generated enhanced margins. If such a trend continues, we may be forced to expand our production and/or purchases of value products at competitive prices, which could reduce our margins.

If the North American light vehicle aftermarket adopts more expansive return policies, our cash flow and results of operations could be harmed.

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

The introduction of new and improved products and services and the shift from domestic to foreign made vehicles poses a potential threat to the aftermarket for light vehicle parts.

Improvements in technology and product quality are extending the longevity of light vehicle parts and delaying aftermarket sales. In particular, the introduction of oil change indicators, the use of synthetic motor oils and the lengthening of oil change intervals in general are extending oil filter replacement cycles. Since 2011, there has been a 7% increase in oil filter replacement intervals. In addition, improved OEM product quality has increased the life span of original parts, particularly of fuel delivery systems products. As the percentage of these higher quality original parts increases, part replacement rate intervals may increase further resulting in a decline in our net sales. Replacement part intervals have also been impacted by a shift in the mix of foreign-made versus domestic-made vehicles purchased, which could adversely impact the demand for our products causing a decline in our net sales and profitability. In addition, the introduction of electric, fuel cell and hybrid light vehicles may pose a long-term risk to our business because these vehicles are unlikely to utilize many of our existing product lines. The introduction of new and improved service initiatives by OEMs also poses a risk to our market share in the light vehicle replacement parts market. In particular, we face market share risk from general automakers, which have introduced increased warranty and maintenance service initiatives, which are gaining popularity. These service initiatives have the potential to decrease aftermarket sales of our products in the traditional and retail sales channels.

Increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability.

Material increases in the price of crude oil have historically been a contributing factor to the periodic reduction in the global demand for and use of automobiles. A significant increase in the price of crude oil could adversely affect our profitability by reducing global demand for and use of automobiles and shifting customer demand away from larger cars and light trucks, including SUVs, which we believe have more frequent replacement intervals for our products. For example, historical highs in crude oil prices, and corresponding historical highs in gasoline prices, in 2008 impacted our consumers’ driving habits. Specifically, during the years 2009 through 2011, general consumer discretionary spending was affected by significant increases in U.S. average gasoline prices at the pump, which increased approximately 83% from January 2009 to December 2011. Although U.S. average gasoline prices were similar in December 2011 and December 2013, there remained a significant amount of volatility in gasoline prices as evidenced by quarterly increases in three of the last eight quarters ranging from 8.8% to 17.7%, and decreases ranging from 2.2% to 14.0% in the other five quarters. These spikes in gasoline prices reflect the near record highs reached in March, April and September 2012. See “— Continued volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations.” Further, higher gasoline prices may result in a reduction in discretionary spending for auto repairs by our end customers, which could materially adversely impact our results of operations. A reduction in discretionary spending may also result in a decrease in the number of new cars purchased, which may adversely affect the demand for our products by our customers in the aftermarket and by the OEMs. Additionally, higher energy costs may increase our freight expenses associated with the shipping of our products to customers.

Entering new markets and developing new products pose commercial risks.

In the last several years, we have made significant investments as part of our strategy to develop new products and expand into new markets. Maintaining continued development and expansion requires significant investment and resources, and we cannot be assured these resources will continue to be available as needed. We also cannot guarantee that the development of any new product or our expansion into any new market will be successful, or whether we will be able to meet the needs of new customers or compete favorably in any new market. Therefore, we may be unable to recover the costs associated with such efforts.

Customer

Our relationship with AutoZone creates risks associated with a concentrated net sales source.

We generate a large percentage of our net sales from our business with AutoZone, but we cannot be certain that AutoZone will continue to purchase from us. Net sales to AutoZone accounted for 29.2%, 32.6% and 32.3% of our total net sales in the Successor years ended December 31, 2013 and 2012 and the Combined Year Ended December 31, 2011, respectively. Several of our competitors are likely to pursue business opportunities with this customer and threaten our current position. If we fail to maintain this relationship, our net sales will be significantly diminished. Even if we maintain our relationship, our net sales concentration as a result of this relationship increases the potential impact to our business that could result from any changes in the economic terms of this relationship or in AutoZone’s business. Any change in the terms of our sales to this customer could have a material impact on our financial position and results of operations. Further, to the extent AutoZone’s overall business or market share decrease, or fail to increase, we may be adversely impacted.

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

Our financial condition and results of operations could also be adversely affected because the customer base for automotive parts is decreasing in both the OEM/OES channel and aftermarket. As a result, we are competing for business from fewer customers. Due to the growing market share of these major customers, we have been, and expect to continue to be, requested to reduce prices. We cannot be certain that we will be able to generate cost savings and operational improvements in the future that are sufficient to offset price reductions requested by existing customers and necessary to win additional business.

We could be materially adversely affected by changes or imbalances in currency exchange and other rates.

As a result of increased production outside the U.S. and sourcing of components and completed parts for resale, we are exposed to risks related to the effects of changes in foreign currency exchange rates, principally exchange rates between the U.S. dollar and the Chinese yuan and the U.S. dollar and the Mexican peso. The value of the Chinese yuan against the U.S. dollar increased 2.9% during the year ended December 31, 2013 and 1.9% during the year ended December 31, 2012. As a result, the costs of goods imported from China that are denominated in Chinese yuan increased. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event, we would attempt to obtain corresponding price increases from our customers, but there can be no assurances that we would be successful.

Prior to 2012, our Mexican operations sourced a portion of inventory from the United States. In 2012, we initiated, and in 2013 we completed, a restructuring plan affecting our Mexican operations, which reduced the amount of U.S. sourced inventory purchased by our Mexican operations, thereby decreasing our currency exposure risk related to these inventory purchases. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States, which would translate into higher cost of sales. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States, which would translate into lower cost of sales. During the year ended December 31, 2013, the U.S. dollar strengthened against the Mexican peso by 1.6%, which ended a downward trend that began in the second half of 2012. During the year ended December 31, 2012, the U.S. dollar weakened against the Mexican peso by 6.6%. During the year ended December 31, 2011, the U.S. dollar strengthened against the Mexican peso by 11.3%.

We currently do not enter into foreign exchange forward contracts to hedge transactions in major currencies. Even if we wished to do so in the future, we may not be able, or it may not be cost-effective, to enter into contracts to hedge our foreign currency exposure.

Operational

Increases in our raw materials and component costs or the loss of a number of our suppliers could adversely affect our profitability.

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

Since the economic downturn of 2008-2009, we have experienced sporadic increases in certain commodity costs and extended lead times as the general economy has improved slightly and at an uneven pace. A further economic recovery would likely increase the demand for many of the commodities used in our business. While we have been able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in further cost increases and may make procurement more difficult in the future. We may not be able to pass on any increased costs to our customers and this could have a material adverse effect on our financial condition, results of operations and cash flows. Even in the event that increased costs can be passed through to customers, our gross margin percentages would decline. While we currently maintain alternative sources for steel and most other materials, our business is subject to the risk of additional price fluctuations and periodic delays in the delivery of our raw materials. Any such price fluctuations or delays, if material, could harm our profitability and operations. In addition, the loss of a substantial number of suppliers could result in material cost increases or reduce our production capacity. We are also significantly affected by the cost of natural gas used for fuel and the cost of electricity. Natural gas and electricity prices have historically been volatile.

In order to mitigate the effects of these price increases, we continually undertake initiatives focused on reducing our costs to procure raw materials and commodities. However, there can be no assurance that these initiatives will be successful at reducing our procurement costs in the future.

We monitor sources of supply to attempt to assure that adequate raw materials and other supplies needed in manufacturing processes are available. However, we do not typically enter into hedge transactions to reduce our exposure to price risks and there can be no assurance that we will be successful in passing on these attendant costs if these risks were to materialize. In addition, our operations could be disrupted and our profitability could be adversely impacted if, (i) we are unable to continue to purchase our required quantities of raw materials on commercially reasonable terms or at all, (ii) we are unable to maintain or enter into purchasing contracts for commodities or (iii) delivery of materials from suppliers is delayed or non-conforming.

Our international operations are subject to uncertainties that could affect our operating results.

Our business is subject to certain risks associated with operating internationally. Our non-U.S. sales represented approximately 18% of our total net sales for the Successor year ended December 31, 2013. In addition, we operate seven manufacturing facilities outside of the United States. Accordingly, our future results could be harmed by a variety of factors, including but not limited to:

•	fluctuations in currency exchange rates;

•	geopolitical instability;

•	exchange controls;

•	compliance with U.S. Department of Commerce import and export controls;

•	tariffs or other trade protection measures and import or export licensing requirements;

•	transportation availability and cost;

•	potentially negative consequences from changes in tax laws;

•	fluctuations in interest rates;

•	unexpected changes in regulatory requirements;

•	differing labor regulations;

•	enforceability of contracts in China;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in foreign jurisdictions;

•	restrictions on our ability to repatriate dividends from our subsidiaries;

•	exposure to liabilities under the U.S. Foreign Corrupt Practices Act;

•	difficulty of enforcing judgments or other remedies in foreign jurisdictions;

•	diminished protection for intellectual property outside of the United States; and

•	the potential for terrorism against U.S. interests.

In addition, we may face obstacles in China, including a cumbersome bureaucracy and significant political, economic and legal risks, which may adversely affect our operations in that country.

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

As of December 31, 2013, we had approximately 3,900 employees, with union affiliations and collective bargaining agreements at two of our facilities, representing approximately 13% of our workforce. The collective bargaining agreement for our Fond du Lac, Wisconsin plant expires in April 2015. The collective bargaining agreement for our Fairfield, Illinois plant was renewed in August 2013 and will expire in August 2014. Since 1984, we have had one work stoppage, which lasted for three days at our Fairfield, Illinois plant. If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. We may also incur increased labor costs in the event that more of our work force becomes unionized or as a result of any renegotiation of our existing labor arrangements. In addition, many of our direct and indirect customers and vendors have unionized workforces. Strikes, work stoppages or slowdowns experienced by these customers or vendors or their other suppliers could result in slowdowns or closings of assembly plants that use our products or supply materials for use in the production of our products. Organizations responsible for shipping our products may also be impacted by occasional strikes. Any interruption in the delivery of our products could reduce demand for our products and could have a material adverse effect on us.

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

We periodically make capital investments to, among other things, maintain and upgrade our facilities, expand capacity and enhance our production processes. We may have to incur capital expenditures to maintain and grow our business. Historically, we have been able to fund these expenditures through cash flow from operations and borrowings under the Senior Secured Credit Facilities. However, the Senior Secured Credit Facilities contain limitations that could affect our ability to fund our future capital expenditures and other capital requirements. We cannot be assured that we will have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, or that the amount of future capital expenditures will not be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our product lines may become dated, our productivity may be decreased and the quality of our products may be adversely affected, which, in turn, could reduce our net sales and profitability.

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

Our success will depend on our ability to continue to meet our customers’ changing specifications with respect to these criteria. We cannot be assured that we will be able to address technological advances or introduce new products that may be necessary to remain competitive within our markets. Furthermore, we cannot be assured that we can adequately protect any of our own technological developments to produce a sustainable competitive advantage.

We may not be successful in realizing cost savings or purchasing benefits from our cost sharing and manufacturing arrangements with FRAM Group.

On July 29, 2011, Rank Group and one of its affiliates, which are ultimately owned by Mr. Graeme Hart, completed the purchase of FRAM Group, the former automotive consumer products business of Honeywell International, Inc. UCI International and FRAM Group are operated by a common senior management team. UCI International and FRAM Group each include filtration product businesses. After the acquisition of FRAM Group, an extensive analysis was conducted to identify cost savings and efficiency opportunities. During 2012, we began implementing these initiatives and have started to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. We believe these and other future opportunities have resulted in, and will continue to result in, cost savings that will benefit both UCI International and FRAM Group. However, we may not be able to achieve the anticipated cost savings or purchasing benefits in connection with our cost sharing and manufacturing arrangements with FRAM Group. Such activities inherently involve risks, including those associated with assimilating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of our operations. There may be additional costs or liabilities that are not currently anticipated, including unexpected loss of key employees or customers and hiring additional management and other critical personnel. These activities may also be disruptive to our ongoing business and not be favorably perceived by our customers.

Other

It may be difficult for us to recruit and retain the types of highly skilled employees we need to remain competitive.

Our continued success depends in part on our ability to recruit, retain and motivate highly skilled sales, marketing and engineering personnel. Competition for persons in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers and retain existing customers, develop new products and provide acceptable levels of customer service could suffer. We have entered into employment agreements with certain of our key personnel. However, we cannot be assured that these individuals will stay with us. If any of these persons were to leave our company, it could be difficult to replace him or her, and our operations and ability to manage day-to-day aspects of our business may be materially adversely affected.

Environmental, health and safety laws and regulations may impose significant compliance costs and liabilities on us.

We are subject to many environmental, health and safety laws and regulations governing emissions to air, discharges to water, the generation, handling and disposal of waste and the investigation and cleanup of contaminated properties. Compliance with these laws and regulations is costly. We have incurred, and expect to continue to incur, significant costs to maintain or achieve compliance with applicable environmental, health and safety laws and regulations. Moreover, if these environmental, health and safety laws and regulations become more stringent in the future, we could incur additional costs. We cannot assure that we are in full compliance with all environmental, health and safety laws and regulations. Our failure to comply with applicable environmental, health and safety laws and regulations and permit requirements could result in civil or criminal fines, penalties or enforcement actions, third-party claims for property damage and personal injury, requirements to investigate or cleanup property or to pay for the costs of investigation or cleanup or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions.

We may be subject to liability under the Comprehensive Environmental Response, Compensation and Liability Act and similar state or foreign laws for contaminated properties that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and for sites to which we or our predecessors sent hazardous substances. Such liability may be joint and several so that we may be liable for more than our share of contamination and any such liability may be determined without regard to fault or knowledge of contamination. We or our predecessors have been named potentially responsible parties at contaminated sites from time to time in the past.

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

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection, as well as licensing agreements and third-party non-disclosure and assignment agreements. The costs associated with the protection of our intellectual property are ongoing and in some instances may be substantial. We cannot be assured that any of our applications for protection of our intellectual property rights will be approved or that others will not infringe or challenge our intellectual property rights. We currently, and may continue in the future to, rely on unpatented proprietary technology. It is possible that our competitors will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants and advisors to maintain the confidentiality of our trade secrets and proprietary information. We cannot be assured that these measures will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our technologies, our ability to sustain margins on some or all of our products may be affected, which could reduce our sales and profitability.

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

An impairment in the carrying value of goodwill, intangible assets or other long-lived assets could negatively affect our consolidated results of operations and net worth.

Pursuant to GAAP, we are required to annually assess our goodwill, intangible assets and other long-lived assets to determine if the values are impaired. In addition, interim reviews must be performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and the implied fair value of the goodwill or other intangible assets in the period the determination is made. Disruptions to our business, end market conditions, protracted economic weakness and unexpected significant declines in operating results may result in impairment charges for goodwill, intangible assets and other long-lived assets. We assess the potential impairment of goodwill and indefinite-lived intangibles on an annual basis, as of December 31, as well as when interim events or changes in circumstances indicate that the carrying value may not be recoverable. We assess definite lived intangible assets and other long-lived assets when events or changes in circumstances indicate that the carrying value may not be recoverable. Our most recent annual goodwill impairment test resulted in no impairment charges. However, our 2013 annual indefinite-lived intangibles impairment tests resulted in a $2.0 million trademark impairment loss. Further changes in our business environment or materially different assumptions regarding the future performance of our businesses could result in impairment losses on goodwill, intangible assets or other long-lived assets. As a result of the current year impairment, there is no difference between the book value and the recoverable amount of one of our indefinite-lived intangible assets, which increases the risk of having to record an additional impairment in the future as a result of the factors discussed above.

Our pension obligations could adversely impact our business.

We sponsor defined benefit pension plans that were underfunded by $49.0 million at December 31, 2013 and $106.7 million at December 31, 2012. Following the UCI Acquisition, our funding policy for pension plans is to fund amounts sufficient to maintain a minimum 80% funded level. During 2013, we contributed $3.5 million to our defined benefit pension plans. If the performance of the assets in the defined benefit pension plans does not meet our expectations or actuarial assumptions, our required contributions may be significantly greater than we currently expect. In such an event, our cash flows may be insufficient to make such a payment or otherwise be negatively impacted.

Compliance with new regulations regarding the use of “conflict minerals” could limit the supply and increase the cost of certain metals used in manufacturing our products.

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires the SEC to promulgate new disclosure requirements for manufacturers of products containing certain minerals which are mined from the Democratic Republic of Congo and adjoining countries. These “conflict minerals” may be found in materials used in the manufacture of some of our products. Manufacturers are also required to disclose their efforts to prevent the sourcing of such minerals and metals produced by that country. The new disclosure rules will take effect in May 2014, one year after the promulgation of the SEC’s final rules. The implementation of these new regulations may limit the sourcing and availability of some of the metals used in the manufacture of our products. The regulations may also reduce the number of suppliers who provide conflict-free minerals and metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. We may also incur significant costs for due diligence to determine whether conflict minerals are used in our products and, if so, the sources of those materials.

Risks Related to Our Structure, the Guarantees and the Senior Notes

Our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Senior Notes.

We have a substantial amount of outstanding indebtedness. As of December 31, 2013, we had (i) outstanding indebtedness of $400.0 million in aggregate principal amount of Senior Notes, (ii) $291.0 million of outstanding borrowings under the Senior Secured Term Loan Facility, and (iii) $0.7 million in other long-term debt, short-term borrowings and capital lease obligations. In addition, we currently have available $67.7 million under the Senior Secured Revolving Credit Facility ($7.3 million of letters of credit were issued under the Senior Secured Revolving Credit Facility at December 31, 2013). Our substantial indebtedness could have significant consequences. For example, it could:

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

The indenture governing the Senior Notes contains restrictive covenants that limit our ability to, among other things:

•	incur or guarantee additional indebtedness or issue preferred stock or disqualified stock (including to refinance existing indebtedness);

•	pay dividends or make distributions in respect of capital stock;

•	purchase or redeem capital stock;

•	make certain investments or certain other restricted payments;

•	create or incur liens;

•	sell assets;

•	make distributions from certain of our subsidiaries;

•	enter into certain transactions with affiliates; and

•	effect a consolidation, amalgamation or merger.

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

As of December 31, 2013, we had $691.7 million (excluding original issue discount of $0.6 million) of outstanding indebtedness. For the Successor year ended December 31, 2013, annualized cash interest obligations on our Senior Secured Credit Facilities, the Senior Notes and our other indebtedness was $54.9 million. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce working capital levels, reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure all or a portion of our debt. In the future, our cash flow and capital resources may not be sufficient to allow us to make payments of principal and interest on our debt. In addition, any alternative measures we may take may not be successful or be on commercially reasonable terms and may not permit us to meet our scheduled debt service obligations, including the payment of interest or principal in respect of the Senior Notes. We also cannot assure holders of the Senior Notes that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our high levels of debt, prevailing market conditions and the debt incurrence restrictions imposed by the agreements governing our debt. In the absence of sufficient cash flow and capital resources, we could face substantial liquidity problems and may be required to dispose of material assets or operations to meet our debt service and other obligations. The indenture governing the Senior Notes, the terms of the Senior Secured Credit Facilities and the agreements governing our other debt restrict, and our future indebtedness is likely to restrict, both our ability to dispose of assets and the use of proceeds from any such disposition. There can be no assurance that we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet our debt service obligations when due or that we will be contractually permitted to apply such proceeds for that purpose. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to implement any of these alternative measures, would have a material adverse effect on our business, financial condition and results of operations.

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

Additionally, Mr. Hart is in the business of making investments in companies and in the future may seek to acquire interests in businesses that operate in our industry and may compete, directly or indirectly, with us. Mr. Hart may also pursue acquisition opportunities that may be complementary to our business, which could have the effect of making such acquisition opportunities unavailable to us. In the past, Mr. Hart has caused certain of the companies in which he has made investments to acquire or purchase other companies or businesses, in whole or in part, or to enter into transactions and business relationships with other businesses that he controls, directly or indirectly, for the purpose of, among other things, achieving operating synergies and cost savings. If Mr. Hart were to cause us to enter into any transaction with another company or business that he acquires or controls, our business or the scope of our operations could significantly change, or we could become part of a group of companies organized under the ultimate common control of Mr. Hart that may be operated in a manner different from the manner in which we have historically operated. Any such group of companies may have a significant amount of indebtedness, and such indebtedness may be secured by substantially all our assets.

Finally, because we have no securities listed on a securities exchange, we are not subject to certain of the corporate governance requirements of any securities exchange, including any requirement to have any independent directors.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

A significant portion of our outstanding debt, including the borrowings under the Senior Secured Credit Facilities, bears and, potentially, our future indebtedness may bear, interest at variable rates. As of December 31, 2013, we had $291.0 million of variable rate debt outstanding. As a result, an increase in interest rates, whether because of an increase in market interest rates or an increase in our cost of borrowing, would increase the cost of servicing this debt and could materially reduce our profitability and adversely affect our ability to meet our obligations under the Senior Notes. The impact of such an increase would be more significant than it would be for some other companies because of our substantial debt.

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

Our obligations under the Senior Notes and the obligations of the guarantors of the Senior Notes under their guarantees are unsecured and, therefore, are effectively subordinated to our secured obligations and the secured obligations of our existing or future guarantors, to the extent of the value of the assets securing such obligations. All of Holdings’ subsidiaries that guarantee the Senior Notes also guarantee all of our obligations under our Senior Secured Credit Facilities. Our obligations under our Senior Secured Credit Facilities and our subsidiary guarantors’ obligations thereunder are secured by a first-lien security interest in substantially all of such subsidiary guarantors’ assets. As of December 31, 2013, we had $291.0 million of secured indebtedness.

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

As of December 31, 2013, UCI International, Inc.’s subsidiaries that do not guarantee the Senior Notes accounted for $173.5 million, or approximately 12%, of our total assets, and for the Successor year ended December 31, 2013, UCI International, Inc.’s subsidiaries that do not guarantee the Senior Notes accounted for (i) $85.3 million, or approximately 9%, of our net sales to third parties and (ii) $15.3 million, or approximately 13%, of our total Adjusted EBITDA.

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

History and Development

Holdings’ History

Holdings, an entity domiciled in New Zealand, was incorporated on November 26, 2010 for the purpose of consummating the acquisition of UCI International, Inc.

On November 29, 2010, UCI International, Inc. entered into the Merger Agreement by and among UCI International, Inc., Rank Group and Acquisition Co. pursuant to which Acquisition Co. agreed to be merged with and into UCI International, Inc., with UCI International, Inc. continuing as the surviving corporation and an affiliate of Rank Group. On January 26, 2011, Holdings, through its indirect subsidiary Acquisition Co., acquired 100% of the outstanding stock of UCI International, Inc. for a purchase price of $375.0 million and assumed the indebtedness of UCI International. The Merger Agreement did not include any post-closing indemnification obligations or any provision for adjusting the amount payable to stockholders (whether for working capital or otherwise). The merger and the related Transactions were completed on January 26, 2011.

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

On January 26, 2011, UCI International, Inc. and certain subsidiaries entered into the Senior Secured Credit Facilities, which consist of a $300.0 million Senior Secured Term Loan Facility drawn at closing, and a $75.0 million Senior Secured Revolving Credit Facility, which was undrawn at closing. Also on January 26, 2011, we issued the Senior Notes in an aggregate principal amount of $400.0 million.

The Transactions were financed with (i) the net proceeds from the issuance of the Senior Notes, (ii) the Equity Contribution of $320.0 million, (iii) borrowings under the Senior Secured Term Loan Facility, (iv) advances from Rank Group and (v) available cash of UCI International.

UCI International’s History

UCI International, Inc. was incorporated on March 8, 2006 as a holding company for UCI.

UCI, through its predecessors, has been in operation since 1958. In 2003, UCI purchased all of the issued and outstanding common stock or other equity interests of Champion Laboratories, Inc., Wells Manufacturing Corporation, Wells Manufacturing Canada Limited, Airtex Products S.A., Airtex Products, Inc., (currently Airtex Mfg., Inc.), Talleres Mecanicos Montserrat S.A. de C.V., Brummer Seal de Mexico, S.A. de C.V., Brummer Mexicana en Puebla, S.A. de C.V., Automotive Accessory Co. Ltd and Airtex Products, LLC. These companies, along with ASC, purchased in 2006, represent UCI’s primary operating subsidiaries.

Our Business

We are a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. In the Successor year ended December 31, 2013, approximately 78% of our net sales, including approximately 8% related to the OES channel, were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment.

We believe we have one of the most comprehensive product lines in the aftermarket, offering approximately 44,300 unique part numbers. The majority of our products, including fuel delivery systems, vehicle electronics and cooling systems, are non-discretionary parts that must be replaced upon failure for the vehicle to successfully operate. In addition, filtration products are replaced at regular maintenance intervals, generating a predictable, recurring revenue stream. This overall product mix provides a stable base of business, even in difficult economic cycles.

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

We design, develop, manufacture and distribute replacement parts that can be used in a substantial majority of light vehicles in operation in North America, including approximately 95% of pre-2009 models. Our four product lines provide a stable and diverse base of business, even in difficult economic cycles, and can be classified into two groups:

•	Non-Discretionary: Our fuel delivery systems, vehicle electronics and cooling systems products are critical for vehicle operation and must be replaced upon failure for the vehicle to successfully operate.

•	Recurring Maintenance: Our filtration products are replaced at regular maintenance intervals, generating a recurring revenue stream.

The following table sets forth information about our four product lines:

	Filtration	Fuel Delivery Systems	Vehicle Electronics	Cooling Systems

Products	• Oil Filters • Air Filters • Fuel Filters • Cabin Air, Transmission. Hydraulic and Industrial Filters	• Fuel Pump Assemblies • Electric Fuel Pumps • Mechanical Fuel Pumps • Strainers and Kits	• Sensors • Coils • Switches • Caps and Rotors Emission Control	• Aluminum and Cast Iron Cooling Systems • Fan Clutches

% of Total Net Sales(1)	38%	19%	21%	22%

Number of Parts(2)	5,000	1,900	36,000	1,400

Number of Customers(2)	1,600	600	300	900

Representative Brands(3)

(1)	Based on Successor year ended December 31, 2013 net sales.
(2)	Numbers reflected are approximate as of December 31, 2013.
(3)	Includes our brands, licensed brands and private label brands.

Seasonality

We do not experience any significant seasonal fluctuation in our business, net sales or profitability.

Our Competitive Strengths

Aftermarket focus with a leading position in our product lines. We are one of the largest aftermarket focused suppliers in North America, with approximately $776 million, or approximately 78% of our net sales, including approximately 8% related to the OES channel, for the Successor year ended December 31, 2013, attributable to the aftermarket. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by net sales in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. This market leadership is further bolstered by our family of brand names, which are widely recognized and respected in the light and heavy-duty vehicle aftermarkets.

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

Long-standing and deep relationships with industry leading customers. We have a diverse and extensive customer base with embedded long-term relationships, and we are a leading supplier to some of the largest companies in the aftermarket and have maintained our key relationships for approximately 20 years on average. We have supplied our largest customer, AutoZone, since it opened its first store in 1979, and we are one of its largest suppliers today, with net sales of $290.4 million, or 29.2% of our total net sales, for the Successor year ended December 31, 2013. Underscoring the value we deliver, we have been selected as the “Category Captain” for our product lines at many of our customers. In this important role, we are responsible for analyzing market data and making product recommendations for a specific product category in order to drive higher customer sales and profitability. These recommendations, which include optimal inventory level and mix, marketing and promotion concepts and product positioning, are integral to our customers’ overall product strategy and procurement practices. These “Category Captain” responsibilities position us well to profitably grow alongside our customers.

Capability to enhance customer financial and operating performance. Through our strong service and delivery capabilities, broad product coverage, high product quality, engineering resources and product management support (such as cataloging and technical support), we enhance our customers’ financial and operating performance. We supply approximately 44,300 unique part numbers, providing our customers with one of the most comprehensive product offerings in our product categories. We believe that this breadth of product numbers enables our customers to fulfill their customers’ needs often to a greater extent than many of our competitors, adding revenue and end-consumer satisfaction while providing us with increased revenue. We deliver these products in a timely fashion, allowing our customers to offer the right product, at the right place, at the right time. Our ability to reliably deliver a broad variety of products in a timely fashion, evidenced by our ability to ship products within 24 to 48 hours of the order, also allows our customers to reduce their working capital investment. Additionally, we utilize a flexible branding strategy, which includes our own brands, licensed brands and private label brands to best meet the needs of our customers.

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

Global and low-cost manufacturing, sourcing and distribution platform. We operate manufacturing facilities in low-cost countries, including a presence of over 20 years in both China and Mexico, and have invested significantly in automation throughout our global operations. We have made investments to establish Chinese filtration and fuel pump manufacturing facilities which complement our existing cooling system operations. Currently, approximately 22%, 6% and 4% of our total workforce is located in China, Mexico and Europe, respectively. In addition to our three manufacturing facilities, we have two sourcing offices in China, with low-cost product development, supplier development, engineering resources and procurement capabilities. Our world-wide distribution network allows us to provide unique direct shipment capabilities. These global capabilities enable us to provide our customers with quality components at a competitive cost on a timely basis.

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

Maximize sustainable free cash flow. One of our critical business strategies is to continue to maximize sustainable free cash flow. Our strategy is to grow revenue through increased sales of existing products to existing and new customers, introduction of new products, select expansion into new geographic markets and increasing overall demand for our products. In addition, we intend to continue to reduce costs by promoting a culture of continuous improvement in our manufacturing operations and focusing on implementing cost-reduction measures, including streamlining operations through plant and overhead rationalization, systematically linking technological improvements to a reduction in material costs for new and existing products and optimizing our supply chain management. Furthermore, we will focus on maximizing our free cash flow through prudent working capital management and stringent minimum return levels for capital expenditures.

Our managers are accountable for meeting specific cost reduction and productivity improvement targets. In addition, we believe we will benefit from the extensive operating experience of our strategic owner, Mr. Graeme Hart, who has implemented successful cost reduction programs with existing and previously owned companies.

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

Selectively pursue opportunities outside of the retail and traditional aftermarket channels. Our product expertise and scalable platform enable us to add new customers and penetrate multiple end markets. We will continue to promote these attributes to pursue opportunities and expand our existing presence in the OEM, OES, military, heavy-duty, power generation and other channels. We believe these opportunities will provide incremental near-term growth, visibility into technological trends and profit expansion over the long term. For example, we have been awarded long life-cycle OEM contracts with Caterpillar/Perkins, Ford and GM, which have now launched production. As result of an OEM contract, net sales with GM were 10.1% of total net sales during the Successor year ended December 31, 2013.

Expand sales in international markets. We have a long-standing presence in the international light and heavy-duty vehicle aftermarket from which we generated $175.2 million of non-U.S. net sales in the Successor year ended December 31, 2013. We plan to leverage our established global footprint to significantly increase our sales to international markets. We are strategically investing in targeted international market initiatives, including increasing management resources, expanding international product offerings, leveraging internationally recognized brands, such as Luber-finer and Airtex, and expanding our international catalog.

Enhance margins through our culture of operational excellence. We believe we have developed a culture that drives ongoing cost reduction and operational improvement through investments in automation and other process enhancements and the expansion of our global low-cost manufacturing, sourcing and distribution platform. We believe that our China manufacturing and sourcing capabilities position us to realize continued cost savings. Starting in 2012, efforts were initiated to (i) consolidate certain manufacturing operations to optimize the manufacturing footprint of our filtration, fuel delivery system and cooling systems product lines and (ii) streamline the distribution footprint of our filtration product line through the strategic consolidation of certain distribution facilities with existing FRAM Group distribution facilities. During 2013, we completed an expansion at our existing vehicle electronics facility to provide additional manufacturing capacity. In addition, we continue to execute our Product Source Optimization initiative, or PSO, launched in 2010, which utilizes our existing global footprint and unique category management insights to optimize the mix of products manufactured versus sourced and to determine the optimal manufacturing or sourcing location with a focus on increasing the utilization of our Chinese facilities. In addition to PSO, we believe that there are further cost improvements that will be captured through our collective global purchasing power, utilization of our low-cost country resources and further operational enhancements. Beginning in 2012 and thereafter, we implemented cost savings initiatives designed to mitigate any exposure to raw material shortages and price increases by leveraging our purchasing power across all product lines, including that of FRAM Group, and by rationalizing our supply base with regards to performance history. We believe this established culture of operational excellence and specific initiatives such as PSO and the manufacturing and distribution footprint optimization will continue to drive annual cost reductions in our core operations and administrative overhead.

Expand our platform through strategic partnerships and acquisitions. The aftermarket remains relatively fragmented and we are well positioned to capitalize on additional partnering and consolidation opportunities. Examples of this strategy are the opportunities that exist from our relationship with FRAM Group, which we began implementing and realizing cost savings and efficiencies beginning in 2012. We and our strategic owner will continue to analyze and selectively pursue strategic opportunities where we can add value by leveraging our core competencies and realize synergies by applying our operating culture and processes to improve operating results. Our partnership and acquisition strategy also focuses on growth through product extensions that fit well within our existing distribution channels and expansion into new geographic markets.

Our Industry

We operate primarily in the North American aftermarket, which is large and fragmented. According to RL Polk, the number of vehicles in operation globally totals approximately one billion, of which approximately 248 million are located in the United States. Based on data available for 2013, we believe the addressable market for our current product lines servicing vehicles in North America represents approximately $10 billion of potential consumer spending.

The light vehicle aftermarket generally is stable and less susceptible to volatility in new vehicle sales. From 1999 to 2007 and 2009 to 2012, sales in the light-duty aftermarket grew at a CAGR of 4.3% and 4.0%, respectively, and are projected to grow at a CAGR of 3.4% between 2012 and 2016. As an example of the aftermarket’s stability, while sales of new light vehicles in North America during 2009 declined 21.2%, sales in the aftermarket declined by only 1.3% in the same period.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors:

•	Increasing global vehicle population: Growth in vehicle population represents increased demand for aftermarket parts. Registered passenger cars and light trucks in the United States increased by approximately 18% or 38 million from 2001 to 2013. RL Polk is forecasting that vehicles in operation will grow by 5% to more than 260 million vehicles by 2018.

•	Aging of vehicle population: Average vehicle age also is a demand driver for light vehicle aftermarket parts and services. As vehicles age, increased maintenance is required, resulting in a greater demand for replacement parts. The average age of light vehicles in use in the United States grew from 9.1 years in 2000 to 11.3 years in 2013 and is expected to continue increasing due to the higher quality of vehicles sold today. Continued aging is expected to accelerate demand for aftermarket parts due to the large number of vehicles entering the prime age for maintenance (6-12 years) where warranties expire and ownership often changes hands. According to RL Polk, further evidence of an aging vehicle population, which can be seen in the age mix of vehicles, is the increase in the percentage of vehicles in the 11+ year old category, which has increased from 40.8% in 2006 to 50.8% in 2013 and is expected to grow at a CAGR of 3.9%.

•	Increasing vehicle miles driven: Increased vehicle usage naturally leads to greater demand for replacement parts. Miles driven in the United States has increased over the last several decades. For example, between 1981 and 2010, miles driven in the United States increased at a CAGR of 2.3%, according to the U.S. Department of Transportation, and declined 3.3% in 2008, mainly due to sharp increases in fuel prices. After year-over-year increases of 1.6% in 2009 and 0.6% in 2010, which aligned with the slow but positive economic recovery, miles driven decreased 2.2% in 2011 from 2010, mainly due to increases in fuel prices and the continued weak economy in the United States. Miles driven increased 0.8% in 2012 compared to 2011 despite continued slow economic growth and fuel price pressures. Miles driven increased 0.6% in 2013 compared to 2012.

•	Growing heavy-duty aftermarket: The North American heavy-duty aftermarket is comprised of replacement parts and accessories for vehicles weighing more than 19,500 pounds. Increased North American freight activity and fleet utilization drive heavy-duty vehicle aftermarket demand. According to the American Trucking Association, truck tonnage climbed 2.3% in 2012 compared to an increase of 5.7% in 2011. Additionally, according to the AAIA the heavy-duty vehicle aftermarket grew by approximately 3.5% in 2012 and is forecasted to grow at a CAGR of 3.4% between 2012 and 2016.

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

Conversely, over the last several years, we have seen long-term trends including an increase in oil change service intervals to an average of 5,800 miles due to improved vehicle and product quality and a consumer shift from DIY to DIFM due to aggressive pricing by auto maintenance services, both of which have applied pressure to our business. We have also seen a decline in the replacement rate of fuel delivery systems parts driven by improved OEM product quality and other factors. We believe we are well positioned to respond to these trends as we continue to adjust our business strategies and cost structure to meet the changing market.

Products

We design, develop, manufacture and distribute replacement parts that can be used in a substantial majority of light vehicles in operation in North America, including approximately 95% of pre-2009 models. Our four product lines are filtration, fuel delivery systems, vehicle electronics and cooling systems.

Filtration

We are a leading designer and manufacturer of a broad range of filtration products for the automotive, trucking, construction, mining, agricultural, marine and other industrial markets. Our filtration product line consists of approximately 5,000 part numbers, including oil filters, air filters, fuel filters, transmission filters, cabin air filters, PCV valves, hydraulic filters, fuel dispensing filters and fuel/water separators. These products serve approximately 1,600 customers across a wide range of channels, including premier retailers as well as the heavy-duty, installer and OEM/OES channels. Our filtration market position is bolstered by our broad portfolio of brands, which include private label brands such as ACDelco, Motorcraft, K&N and Service Champ, national consumer brands under exclusive license, including STP and Mobil 1, and our proprietary brands, Champ, Luber-finer, ACE and Kleener.

We have established ourselves as a low-cost provider in the aftermarket for filters by making significant investments in high-speed automated filter lines, low-cost country sourcing and increased manufacturing capabilities and efficiencies.

Fuel Delivery Systems

We are a leading provider of fuel delivery systems for the aftermarket and strategic OEM applications, supplying approximately 1,900 part numbers to approximately 600 customers. Our fuel delivery systems are distributed under the proprietary brand Airtex as well as certain private labels, such as CARQUEST and NAPA.

In recent years, fuel delivery systems have become increasingly complex, transitioning from basic mechanical and electrical pumps to higher priced module assemblies, which we believe will constitute a majority of fuel delivery systems sales in the light vehicle aftermarket in the future. With our sophisticated engineering and operational capabilities, we believe that we are well positioned to benefit from this trend, as well as other emerging trends in the market, including diesel emissions regulations. Enhanced OEM product quality has increased the life expectancy for original fuel delivery systems, thus decreasing failure rates, which has negatively impacted aftermarket unit volumes. In addition, the increased volume and quality of foreign manufactured products has placed pricing pressures on the fuel delivery system market as a whole. We continue to adjust our manufacturing footprint and cost structure to attempt to mitigate the impact of these market changes.

Vehicle Electronics

We are a leading designer and manufacturer of a broad line of vehicle electronics components for aftermarket and OEM applications. Vehicle electronics components include distributor caps and rotors, ignition coils, electronic controls, sensors, emissions components, solenoids, switches, voltage regulators and wire sets. These components are primarily used to regulate the ignition, emissions and fuel management functions of the engine and determine vehicle performance. By supplying approximately 36,000 part numbers to over 300 customers, we believe that we have one of the industry’s most comprehensive lines of highly engineered vehicle electronics products for use in a broad range of vehicle platforms. Our portfolio of brands in our vehicle electronics product line includes our Wells and Airtex Engine Management proprietary brand names and certain private labels, such as CARQUEST and Duralast.

Given the increase in vehicle variety, complexity and electrical content over the last decade, the vehicle electronics product line is expected to grow as these new applications enter the light vehicle aftermarket.

Cooling Systems

We believe, based on management estimates, that we are the largest manufacturer of new light vehicle aftermarket cooling systems in the world, supplying approximately 1,400 part numbers to over 900 customers under our Airtex, ASC and Master Parts brands as well as private labels, such as CARQUEST, Duralast, Tough One and Murray. In addition to the aftermarket, we manufacture cooling systems for strategic OEM applications.

Our leading market position is a result of our worldwide manufacturing, sourcing and distribution footprint, the broadest product coverage in the industry and value-added services. Over the past few decades, enhanced product quality has increased the life expectancy for cooling systems, thus decreasing failure rates, which negatively impacted aftermarket unit volumes. In the most recent years, the average price for cooling systems has decreased driving a shift in the industry away from remanufactured parts to new and more complex product applications. Combined with the proliferation of OEM parts, this has led to a greater number of lower unit volume, higher-value pumps.

Sales Channels and Customers

We capture demand throughout the life cycle of a vehicle by diversifying our sales among the various aftermarket sales channels. In the early part of a vehicle’s life, the OES channel services a significant percentage of vehicle maintenance and repair volume as the vehicle is still under the OEM warranty period. As vehicles age and the OEM warranty expires, consumers increasingly rely on the traditional and retail aftermarket channels for vehicle repair and maintenance.

The Light Vehicle Aftermarket

Replacement parts for the light vehicle aftermarket are distributed through two main channels:

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

Light Vehicle Aftermarket Channel Overview

Retail

The retail channel is our largest channel, representing approximately 40% of our 2013 net sales, and historically has provided us with a steadily increasing revenue stream. As retailers become increasingly focused on consolidating their supplier base, we believe that our category management, broad product offering, product quality and customer-focused service make us increasingly valuable to these customers. One of our longest-standing customers is AutoZone, which we have been supplying since the opening of its first store in 1979. We believe that we are one of the few suppliers in the industry that can consistently provide AutoZone with the levels of quality, customer service and product breadth that AutoZone requires, which is substantiated by our multiple honorary awards from AutoZone based on our service, including the “Content Vendor of the Year” Award in 2013; “What it Takes to do the Job Right” Award in 2011; “Largest Increase in Application Coverage” Award in 2011 from AutoZone Mexico; and “Content Vendor of the Year” Award in 2012. Other honorary awards we have received in the retail channel include O’Reilly Auto Parts “Excellence in Cataloging and Content” Award in 2014 and “Changeover Award” in 2009 for work with O’Reilly Auto Parts’ acquisition of CSK; “2011 New Packaging Showcase Award” from the Automotive Aftermarket Products Expo; and “Best Use of YouTube Video” Award from Automotive Communications Council/Car Care Council Business-to-Consumer in 2012. We have successfully developed specific strategies to assist our retail customers with sales growth within our product lines that often exceeds growth in non-UCI product lines through category management, a key differentiator in the industry.

Traditional

The traditional channel is comprised of established warehouses and installers and represented approximately 20% of our 2013 net sales. The traditional channel is important to us because it is the primary source of products for professional mechanics, or the DIFM market. We have many long-standing relationships with leading customers in the traditional channel, such as CARQUEST and NAPA, to whom we have sold products for over 20 years. We believe that our product depth and outstanding product quality place us in a strong position in this channel, allowing us to capitalize on new traditional channel customer opportunities within the aftermarket. We believe that professional mechanics place a premium on the quality of a product and unlike the retail channel, these users require manufacturers to provide a high level of individual customer service, including field support and product breadth. Awards from customers in the traditional channel include: NAPA Canada “Club 95 Award” in 2013; Channel Partner “Outstanding Shipping Performance” Award in 2012; NAPA “Canada Shipping Performance” Award in 2012; Babcox Publishing “AMN Newsmaker of the Year” Award in 2012; National Association of Autoparts Service Shops “National Prize of Quality” Award 2012 and “Finalist of the Pilot in 2012” Award for logistic excellence from Spain.

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

Heavy-Duty Vehicle Aftermarket

We believe the large and highly fragmented heavy-duty vehicle aftermarket channel, which accounted for approximately 10% of our 2013 net sales, provides us with another strong opportunity for growth. Heavy-duty truck owners tend to be less price-sensitive and more diligent about maintenance of their vehicles than vehicle owners in other markets. We believe we have developed a well-recognized brand presence in this channel with our Luber-finer brand of filtration products which has further opportunity for growth given our relatively small market share in this channel both domestically and internationally. We supply several points within the channel, including large distributors such as FleetPride and TruckPro as well as individual service depots.

Original Equipment

The original equipment channel is comprised of two sources: OEM and OES. This combined channel, which comprised 22% of our 2013 net sales, provides the ability to capitalize on our relationships with original equipment manufacturers to participate in emerging product trends and access OEM dealership service bays for vehicle maintenance early on in a vehicle’s life cycle.

OEM

We selectively participate in this channel to gain visibility into emerging product trends and to strengthen our credibility as an OEM supplier where we believe that we can achieve our targeted margins. We sell products to a strategic mix of OEMs, enabling us to capitalize on a number of different opportunities and market shifts. Our OEM products are sold to end-users within each of the following categories:

•	Automotive: Ford, GM and Remy

•	Heavy-duty Truck: Caterpillar/Perkins, Freightliner, Cummins and Parker-Hannifin

•	Motorcycle: Harley-Davidson and Kawasaki

•	Recreational Equipment: Onan and Polaris

•	Agriculture: Deere and Kubota

•	Marine: Mercury Marine and Sierra Supply

•	Lawn and Garden: Briggs and Stratton, Deere and Kohler

We are benefiting from the recent OEM channel recovery following the difficult economic environment in 2008 and early 2009. We continue to selectively pursue long life-cycle OEM contracts including recent contracts with Caterpillar/Perkins, Ford and GM in our cooling systems and fuel delivery systems product lines, which have all now launched.

OES

The OES channel is comprised of a diverse mix of dealership service bays in the automotive, truck, motorcycle and watercraft vehicle markets. A substantial majority of our OES net sales were derived from sales of filtration products and cooling systems. Our position in this channel allows us to capitalize on vehicle maintenance in the early years of a vehicle’s life, when the vehicle is under warranty and the consumer typically returns to the dealer for routine maintenance. We utilize our industry leading direct ship logistics capability to allow these customers to reduce their overall working capital investment and improve their product flow. Our most significant OES channel customers include service parts operations associated with companies such as GM, Ford and Chrysler. In 2013, our filtration and vehicle electronics businesses received the Certificate of Excellence Platinum Supplier Status from GM for Customer Care and Aftersales On-Time Shipping. Our vehicle electronics business received the “Certificate of Excellence Gold Supplier Status” in 2012 and the Gold Award for “Outstanding On-Time Shipping Performance” from GM in 2011.

Competition

Within each of our product lines, we compete on price, part offerings, delivery time, quality, technology, product support and value added services. All of our product lines are highly competitive, although each line has a different competitive dynamic.

Filtration. The North American filter aftermarket is comprised of both light and heavy-duty vehicle participants. The light duty filter aftermarket is comprised of several large U.S. manufacturers that compete with us, including FRAM Group under its FRAM brand (a related party as a result of the common ownership by Mr. Graeme Hart), MANN+HUMMEL under its Purolator brand and The Affinia Group under its Wix brand. Our primary heavy-duty vehicle competitors include Cummins under its Fleetguard brand, Donaldson and CLARCOR under its Baldwin brand.

Fuel Delivery Systems. Fuel delivery systems in the North American aftermarket have become increasingly complex, transitioning from basic mechanical and electrical pumps to higher priced module assemblies. Our primary fuel delivery systems competitors are Crown LLC under its Carter brand, ACDelco, Delphi, Spectra Premium and Bosch.

Vehicle Electronics. The vehicle electronics category is expected to grow given the increase in vehicle variety, complexity and electrical content. Our primary vehicle electronics competitors are Standard Motor Products and ACDelco.

Cooling Systems. Competition in the cooling systems space is limited to a few competitors, including GMB North America, Inc. and Gates Corporation.

Sales and Marketing

We market our products to a wide range of customers across a variety of global sales channels. To effectively address the requirements of our customers and end-users, we organize our team of over 200 employees and independent representatives by a combination of sales channel and product line. Each sales group and representative is uniquely qualified to sell all of our products and has specific expertise to focus on the requirements of their particular sales channel, product line and market, bolstering our market positions. In addition, we have a centralized in-house sales force for selected markets, including regional traditional channel participants and international customers. We have a dedicated marketing group that promotes our products through selected activities including extensive cataloging, industry trade shows and print media. We are increasing our efforts in selected international markets by investing in an expanded international catalog and strategic management additions.

The following table reflects our net sales by region for the Successor years ended December 31, 2013 and 2012 and the Combined Year Ended December 31, 2011 (in millions):

	Year Ended December 31,
	2013	2012	2011
United States	$820.7	$840.3	$835.0

Mexico	37.5	22.2	26.2
Canada	33.8	32.7	32.6
United Kingdom	14.3	12.2	15.1
France	13.5	11.7	13.8
China	12.7	8.5	6.9
Germany	10.1	8.9	7.6
Spain	7.9	4.6	5.4
Other	45.4	43.4	46.4

All non-U.S.	175.2	144.2	154.0

Total	$995.9	$984.5	$989.0

Operations

We have a global and low-cost manufacturing, procurement and distribution platform, including a presence of over 20 years in both China and Mexico. We have invested significantly in automation throughout our operations as part of our culture of operational excellence. This culture relies on continuous improvement in quality, inventory management, customer delivery and maximizing plant utilization. We have made substantial progress in improving our cost structure and overall productivity and our results reflect the related benefits realized to date.

Our procurement organization, comprised of approximately 60 employees, includes centralized corporate level resources and dedicated commodity buyers at each of our manufacturing locations. Our overall global procurement strategy is to secure a stable supply chain, leverage our collective buying power while mitigating risk. Our standardized policies and processes for purchase orders, supply agreements and commodity risk management are in place and managed from the corporate level. Enabling this strategy are our two procurement offices in China, which are focused on low cost product development, supplier development, engineering and supply chain capabilities. Specific raw material and product expertise typically resides at our manufacturing locations and is leveraged and coordinated globally with overall procurement activities through our centralized procurement organization.

We have a world-wide distribution network, including our own facilities in North America, Europe and Asia, in addition to strategic distributor relationships on other continents. This network provides us the capability to efficiently distribute our products on a global basis. We have a unique capability to direct ship on a daily basis to individual customer service locations, bypassing their distribution network, thereby reducing their inventory levels and logistics costs.

We provide extensive technical and installation support to our customers and end-users, including product training and toll-free technical service lines manned by our own personnel.

Suppliers and Raw Materials

We purchase various raw materials, components and finished goods for use in our manufacturing processes as well as purchase finished products for resale. In 2013, we procured goods and services from approximately 1,300 suppliers. Our raw materials include hot roll steel and other commodities such as aluminum, iron, resin, rubber and multiple petrochemical products, including packaging materials and media. During periods of peak demand for our raw materials, we experience significant price volatility, increases and/or surcharges. More recently, the volatility associated with many of the commodities in our business has been coupled with supply and demand issues resulting in increased prices for some of the materials we use. While we have been, and expect to continue to be, able to obtain sufficient quantities of these raw materials to satisfy our needs, due to volatility and allocation, we may be required to pay higher prices and/or be required to purchase across multiple suppliers adding complexity into the supply chain, or have difficulty procuring these raw materials. Beginning in 2012 and thereafter, we implemented cost savings initiatives designed to mitigate any exposure to raw material shortages and price increases by leveraging our purchasing power across all product lines, including that of FRAM Group, and by rationalizing our supply base with regards to performance history. Historically, we have been able to pass a portion of higher commodity prices on to our customers through contractual clauses or negotiated price increases.

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

Employees

As of December 31, 2013, 2012 and 2011, we had approximately 3,900, 3,900 and 3,800 employees, respectively. In 2013, 2012 and 2011, approximately 67%, 69% and 75%, respectively, of our workforce was located in the U.S. and approximately 22%, 18% and 15%, respectively, was located in China. As of December 31, 2013, approximately 13% of our workforce was represented by union affiliations and collective bargaining agreements at two of our U.S. manufacturing locations. The collective bargaining agreement for our Fond du Lac, Wisconsin plant expires in April 2015. The collective bargaining agreement for our Fairfield, Illinois plant was renewed in August 2013 and will expire in August 2014. Management considers our labor relations to be good and our labor rates competitive.

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

We are currently investigating and/or remediating, or are otherwise currently responsible for, contamination at several sites for which management believes it has adequate reserves. One of these sites is a former facility in Edison, New Jersey, where a state agency has ordered us to continue with the monitoring and investigation of chlorinated solvent groundwater contamination. We are analyzing what further investigation and remediation, if any, may be required at this site. We also have certain responsibilities for contamination identified at a previously owned site in Solano County, California. At the request of the regional water board, we are investigating and analyzing the nature and extent of the chlorinated solvent groundwater contamination at the site and are conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of these matters will not exceed the amounts accrued at December 31, 2013 by a material amount, if at all. See Note 14 to the audited consolidated financial statements included elsewhere in this annual report for details regarding such accrued amounts.

Litigation

Antitrust Litigation

Starting in 2008, UCI and Champion were named as defendants in the U.S. Actions. Some of these complaints were putative class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999. Others were putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, beginning in 1999. The complaints sought treble damages, an injunction against future violations, costs and attorney’s fees. Also in 2008, Champion, but not UCI, was named as a defendant in two separate complaints in Ontario and Quebec (the “Ontario Action” and the “Quebec Action”, respectively, and, collectively, the “Canadian Actions”). The complaints included allegations similar to those in the U.S. Actions, and were brought as putative class actions on behalf of all persons in Canada that purchased aftermarket filters directly or indirectly from the defendants, beginning in 1999.

U.S. Actions

On February 9, 2012, the parties announced that Champion and two other defendants had reached an agreement in principle with all plaintiffs to settle the U.S. Actions. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the U.S. Actions. On April 24, 2012, the court granted preliminary approval of the settlement and required $7.8 million to be paid to the trustee for the class members. On November 28, 2012, the court entered an order approving the settlement, certifying the settlement class and dismissing the U.S. Actions with prejudice. The period for appeal of this order expired on December 28, 2012, without any notice of appeal having been filed.

During the Successor year ended December 31, 2012, we incurred post-trial costs of $1.2 million related to the U.S. Actions. During the Successor year ended December 31, 2011, we recorded a provision of $7.8 million related to the February 9, 2012 settlement agreement of the U.S. Actions. During the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011, we incurred $3.9 million and $0.8 million, respectively, defending against these claims. These amounts are included in “Antitrust litigation costs” in the audited consolidated statements of comprehensive income (loss).

Canadian Actions

In 2008, Champion, but not UCI, was also named as one of five defendants in the Quebec Action and as one of 14 defendants in the Ontario Action. The Quebec Action alleges conspiracy violations under the Canadian Competition Act and violations of the obligation to act in good faith related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the five defendants in the amount of C$5 million in compensatory damages and C$1 million in punitive damages. The Ontario Action alleges civil conspiracy, intentional interference with economic interests, and conspiracy violations under the Canadian Competition Act related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the 14 defendants in the amount of C$150 million in general damages and C$15 million in punitive damages. In both actions, the plaintiff is seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.

On September 12, 2013, all defendants executed a settlement agreement with all plaintiffs in the Canadian Actions. The Ontario Court granted preliminary approval of the settlement with respect to the Ontario Action on October 3, 2013, at which point Champion was obligated to pay $0.1 million to a trust account for the benefit of the settlement class members in the Canadian Actions. The settlement of the Ontario Action was approved by the court in January 2014. A hearing on approval of the settlement of the Quebec Action was held in January 2014, but the court did not make a ruling on the settlement at that time.

During the Successor year ended December 31, 2013, we recorded a reserve of $0.1 million related to the Canadian Actions settlement and incurred post-trial costs of $0.1 million related to the Canadian Actions. These amounts are included in “Antitrust litigation costs” in the audited consolidated statements of comprehensive income (loss).

Value-added Tax Receivable

A wholly-owned Mexican subsidiary of Holdings had outstanding receivables denominated in Mexican pesos in the amount of $2.2 million from the Mexican Department of Finance and Public Credit related to refunds of Mexican value-added tax. In June 2013, a refund payment was received totaling $4.4 million (57.7 million Mexican pesos) including claims, interest and inflation of $2.0 million (25.5 million Mexican pesos), $1.8 million (23.3 million Mexican pesos) and $0.6 million (8.9 million Mexican pesos), respectively. The $1.8 million in interest and $0.6 million in inflation are included in “Interest expense, net” in the audited consolidated statements of comprehensive income (loss) included elsewhere in this annual report.

In addition, Holdings’ Mexican subsidiary received a letter dated April 9, 2013 giving notification that the tax court had agreed to refund claims totaling $0.3 million (3.7 million Mexican pesos). On April 25, 2013, a refund payment was received totaling $0.7 million (8.2 million Mexican pesos) including interest and inflation of $0.3 million (3.3 million Mexican pesos) and $0.1 million (1.2 million Mexican pesos), respectively. The $0.3 million in interest and $0.1 million in inflation are included in “Interest expense, net” in the audited consolidated statements of comprehensive income (loss) included elsewhere in this annual report.

A wholly-owned Chinese subsidiary of Holdings had outstanding duty and value-added tax claims denominated in Chinese yuan in the amount of $2.0 million (RMB 12.5 million) with the Chinese tax authority. The claims relate to the refund of duties and value-added tax for equipment purchases made in 2005 – 2007 for use in the production of product for export. Due to concerns about the collectability of the refunds, no receivable had been previously recorded. During the Successor year ended December 31, 2013, we recorded the collection of $1.9 million of the claims and recorded a receivable for $0.1 million for amounts still to be refunded. The $2.0 million of total claims has been recorded in “Miscellaneous, net” in the audited consolidated statements of comprehensive income (loss) included elsewhere in this annual report. The receivable of $0.1 million is recorded in “Other current assets” in the audited consolidated balance sheet included elsewhere in this annual report.

Patent Litigation

Champion was named as a defendant in a complaint filed by Hengst, on August 23, 2013 in the United States District Court for the District of South Carolina, Columbia Division, pursuant to which Hengst claims that certain of Champion’s products infringe on a Hengst patent. On February 14, 2014, Champion and Hengst reached a settlement of this litigation. The settlement includes the payment of $2.2 million by Champion to Hengst, a license from Hengst to Champion of certain intellectual property in exchange for royalty payments, $0.8 million in rebates granted to Champion for future purchases by Champion of Hengst products and the dismissal with prejudice of this case. Champion paid the initial $0.4 million payment during the first quarter of 2014 and will pay the remainder as follows: $0.5 million in the second quarter of 2014, $0.25 million in each of the third and fourth quarters of 2014, and $0.2 million in the third quarter of each year 2015 through 2018. During the Successor year ended December 31, 2013, Champion accrued $2.2 million for the settlement. These costs are included in “Patent litigation costs” in the audited consolidated statements of comprehensive income (loss) included elsewhere in this annual report.

Champion was a defendant in litigation with Parker-Hannifin pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringed a Parker-Hannifin patent. On July 18, 2011, Champion and Parker-Hannifin reached a settlement of this litigation, as well as other disputes between the companies. The settlement included the payment of $9.0 million by Champion to Parker-Hannifin, $0.5 million in discounts granted to Champion for future purchases by Champion of Parker-Hannifin products and the dismissal with prejudice of this case and certain other cases between the companies. Champion made the $9.0 million payment during the Successor year ended December 31, 2011. During the Successor year ended December 31, 2011, Champion incurred post-trial costs of $0.4 million. These costs are included in “Patent litigation costs” in the audited consolidated statements of comprehensive income (loss) included elsewhere in this annual report.

Product Recall

In January 2014, Holdings was notified by one of its customers that the customer was recalling certain defective parts manufactured by one of our U.S. subsidiaries. As of December 31, 2013, we recorded estimated costs of $0.6 million for the recall. The estimate included costs of replacement parts and labor and other costs associated with the recall.

During the Successor year ended December 31, 2012, we recalled certain defective products manufactured by our Chinese operations and distributed by our Spanish subsidiary. During the Successor year ended December 31, 2012, we recorded estimated costs of $1.2 million (€0.9 million). For the Successor year ended December 31, 2013, we recorded no additional provision for this matter. As of December 31, 2013, we had paid $1.0 million (€0.7 million) of costs related to this matter and a remaining accrual of $0.2 million (€0.1 million) is recorded in the audited consolidated balance sheet. We believe that we have insurance coverage for a significant percentage of the costs related to this matter. As of December 31, 2013, we have filed claims totaling $0.9 million (€0.7 million) with our insurance carrier. During 2013, we received reimbursement for claims and product recall costs totaling $0.7 million (€0.5 million) under our insurance coverage, which was recorded in warranty expenses.

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

UCI’s principal U.S. operating subsidiaries are Airtex Products, LP, ASC Industries, Inc., Champion Laboratories, Inc. and Wells Manufacturing, LP.

Property, Plant and Equipment

We currently maintain 17 manufacturing facilities, 13 of which are located in North America, two in Europe and two in China. In addition, we maintain 10 distribution and warehouse facilities. Listed below are the locations of our principal manufacturing facilities:

Location	Owned/Leased	Square Footage	Products Manufactured

North America
Albion, Illinois I	Owned	319,000	Spin-on Oil Filters; Heavy-duty Lube Filters; Micro Glass Elements

Albion, Illinois II	Owned	53,000	Spin-on Oil Filters; Poly Panel Air Filters

Albion, Illinois III	Owned	50,000	Heavy-duty Lube Units; Round Air Filters

Albion, Illinois IV	Owned	105,000	Heavy-duty Air Filters; Radial Air Filters; Automotive Conical and Radial Air Filters

Shelby Township, Michigan	Leased	30,000	Auto Fuel Filters

West Salem, Illinois *	Owned	176,000	Heavy-duty Lube Filters; Spin-on Oil Filters

York, South Carolina *	Owned	187,000	Auto Spin-on Oil Filters

Fairfield, Illinois I	Owned	183,000	Electric and Mechanical Fuel Pump Components

Fairfield, Illinois II	Owned	457,000	Electric Fuel Pump Assemblies and Components;
			Mechanical Fuel Pumps and Components

North Canton, Ohio	Leased	285,000	Water Pump Assemblies

Panzacola, Tlaxcala, Mexico	Leased	123,000	Water and Fuel Pumps Assemblies

Fond du Lac, Wisconsin	Owned	99,000	Electronic Controls; Sensors; Voltage Regulators

Reynosa, Mexico	Owned	108,000	Coils; Distributor Caps and Rotors; Sensors; Solenoids; Switches and Wire Sets

Europe
Mansfield Park, United Kingdom	Leased	100,000	Radial Seal Air Filters; Poly Panel Air Filters; Heavy-duty Air Filters; Dust Collection Filters

Zaragoza, Spain	Leased	86,000	Water Pump Assemblies and Components

China
Tianjin, China	Land leased/Building owned	162,000	Water Pump Components

Tianjin Economic Development Areas, China	Leased	60,000	Fuel Pump Components

*	In 2013, as part of manufacturing footprint optimization efforts, the West Salem, Illinois plant was closed and we announced that the York, South Carolina plant will be closing in June 2014.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Part I, Item 3. Key Information — Risk Factors,” “Forward-Looking Statements” and other matters included elsewhere in this annual report. In addition, the following discussion covers periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of those historical periods does not reflect the significant impact that the Transactions had and will have on us, including significantly increased leverage and liquidity requirements. See “— Liquidity and Capital Resources” below for a discussion of new indebtedness that we incurred and former indebtedness that we repaid as part of the Transactions. The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this annual report, as well as the information presented under “Part I, Item 3. Key Information — Selected Historical Consolidated Financial Data.”

Overview

We are a leading supplier to the light-and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. For the Successor year ended December 31, 2013, approximately 78% of our net sales, including approximately 8% related to our OES channel, were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment. We believe we have one of the most comprehensive product lines in the aftermarket, offering approximately 44,300 unique part numbers.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors: increasing global vehicle population, aging of vehicle population, increasing vehicle miles driven and growing heavy-duty aftermarket. Over the last several years, long-term trends have included an increase in oil change service intervals to an average of 5,800 miles due to improved vehicle and product quality and a consumer shift from DIY to DIFM resulting from aggressive pricing by auto maintenance services, both of which have applied pressure to our business. We have also seen a decline in the replacement rate of fuel delivery systems parts driven by improved OEM product quality and other factors.

The following is a discussion of the key line items included in the financial statements for the periods presented below under the heading “Results of Operations.” These are the measures that management utilizes most to assess our results of operations and anticipate future trends and risks in our business.

The audited consolidated financial statements of Holdings as of December 31, 2013 and 2012 and years ended December 31, 2013, 2012 and 2011, included elsewhere in this annual report, represent those of the Successor. The UCI Acquisition occurred on January 26, 2011. As such, Holdings’ results of operations for the year ended December 31, 2011 include the results of operations of UCI International only from the date of the UCI Acquisition.

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

The audited consolidated financial statements of UCI International for the period January 1, 2011 through January 25, 2011, included elsewhere in this annual report, represent those of the Predecessor and have been prepared based upon the historical carrying amounts of assets and liabilities of UCI International.

Components of Comprehensive Income (Loss)

Net Sales

Net sales, including related party sales to FRAM Group, includes the selling price of our products sold to our customers, less provisions for warranty costs, estimated sales returns, customer allowances and cash discounts. In addition, up-front costs to obtain exclusive contracts and other new business changeover costs are recorded as a reduction to sales in arriving at net sales. Recording such provisions as a reduction to sales is customary in our industry. Provisions for sales returns, customer allowances and warranty costs are recorded at the time of sale based upon historical experience, current trends and our expectations regarding future experience. Adjustments to such sales returns, allowances and warranty costs are made as new information becomes available.

As most of our sales are to the aftermarket, we believe that our sales are primarily driven by the number of vehicles on the road, the average age of those vehicles, the average number of miles driven per year, the mix of light trucks to passenger cars on the road and the relative strength of our sales channels. Historically, our sales have not been materially adversely affected by market cyclicality, as we believe that our aftermarket sales are less dependent on economic conditions than our sales to OEMs, due to the generally non-discretionary nature of vehicle maintenance and repair. While many vehicle maintenance and repair expenses are non-discretionary in nature, high gasoline prices and difficult economic conditions can lead to a reduction in miles driven (a key metric in measuring aftermarket performance), which then results in increased time intervals for routine maintenance and vehicle parts lasting longer before needing replacement. Over the last several years, long-term trends have included an increase in oil change service intervals to an average of 5,800 miles due to improved vehicle and product quality and a consumer shift from DIY to DIFM resulting from aggressive pricing by auto maintenance services, both of which have applied pressure to our business. We have also seen a decline in the replacement rate of fuel delivery systems parts driven by improved OEM product quality and other factors.

Historical highs in crude oil prices experienced in 2008 and corresponding historical highs at that time in retail gasoline prices at the pump negatively impacted consumers’ driving and vehicle maintenance habits. While miles driven have increased four of the five years since 2008, with the exception of a 2.2% decrease in 2011, the increases have been small and intermittent, mirroring the U.S. economic recovery. Compared to the prior year, miles driven increased 1.6%, 0.6%, 0.8% and 0.6% in 2009, 2010, 2012 and 2013, respectively.

Our net sales are impacted by consumer discretionary spending for auto repair by the end-users of our products. For example, during the years 2009 through 2011, general consumer discretionary spending was affected by significant increases in U.S. average gasoline prices at the pump, which increased approximately 83% from January 2009 through December 2011. Although U.S. average gasoline prices were similar in December 2011 and December 2013, there remained a significant amount of volatility in gasoline prices as evidenced by quarterly increases in three of the last eight quarters ranging from 8.8% to 17.7%, and decreases ranging from 2.2% to 14.0% in the other five quarters. The spikes in gasoline prices reflect the near record highs reached in March, April and September of 2012.

We believe that we have leading market positions in our primary product lines, based on management estimates, and we continue to expand our product and service offerings to meet the needs of our customers. We believe that a key competitive advantage is that we have one of the most comprehensive product offerings in the vehicle replacement parts market, consisting of approximately 44,300 parts. This product breadth, along with our extensive manufacturing and distribution capabilities, product innovation and reputation for quality and service, makes us a leader in our industry.

It is also important to note that net sales to AutoZone accounted for 29.2%, 32.6% and 32.3% of our total net sales in the Successor years end December 31, 2013 and 2012 and the Combined Year Ended December 31, 2011, respectively. AutoZone is considered to be a leader in the North American aftermarket and, as with all of our customers, we make efforts to maintain and strengthen our relationship with AutoZone. Our failure to maintain a favorable relationship with AutoZone would result in a significant decrease in our net sales. Even if we maintain our relationship, this sales concentration with one customer increases the potential impact to our business that could result from any changes in the economic terms of this relationship or a change in AutoZone’s business.

Cost of Sales

Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials, direct and indirect labor and benefit costs, supplies, utilities, freight, depreciation, insurance and other costs. Cost of sales also includes all costs to procure, package and ship products that we purchase and resell.

With the slight recovery in the general U.S. economy, we have experienced increases in certain commodities costs and extended supply lead times as a result of suppliers having reduced their capacity during the economic downturn. In addition, we have experienced longer lead times and expedited freight costs due to logistics constraints in connection with shipping product from China. Continued economic recovery would likely increase the demand for many of the commodities used in our business. While we have been, and expect to continue to be, able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in further cost increases and may make procurement more difficult in the future.

In addition to the adverse impact of increasing commodities and energy costs, we may be adversely affected by changes in foreign currency exchange rates, primarily relating to the Mexican peso and the Chinese yuan. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the year ended December 31, 2013, the U.S. dollar strengthened against the Mexican peso by 1.6%, which ended a downward trend that began in the second half of 2012. During the year ended December 31, 2012 the U.S. dollar weakened against the Mexican peso by 6.6%. Historically, our Mexican operations sourced a significant amount of inventory from the United States. During 2012 we initiated, and in 2013 we completed, a restructuring plan affecting our Mexican operations, which has resulted in a reduction in the amount of U.S. sourced inventory purchased by our Mexican operations, thereby reducing our currency exposure risk related to these inventory purchases.

In addition, from January 1, 2013 to December 31, 2013, the value of the Chinese yuan increased by 2.9%. The value of the yuan increased 1.9% during the year ended December 31, 2012. As a result of the strengthening of the Chinese yuan against the U.S. dollar, the costs of goods imported from China that are denominated in Chinese yuan have increased.

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

We have implemented a number of cost savings initiatives in recent years to align our cost structure with current business levels and we have continued to implement costs savings initiatives throughout 2013. Cost savings initiatives have included workforce reductions in both direct and indirect manufacturing headcounts. Also, effective March 15, 2012, certain of our defined benefit retirement plans were amended to freeze the plans for all non-union participants and were replaced with an enhanced benefit under our defined contribution plans. Tight controls over discretionary spending are expected to continue. These cost savings actions helped offset the adverse impact of higher material costs.

We are realizing cost savings and operational efficiencies related to cost sharing and manufacturing arrangements with FRAM Group. See further discussion under “Liquidity and Capital Resources – Cost Sharing and Manufacturing Arrangements with FRAM Group.” During 2012, we conducted a comprehensive review of our business with the assistance of third party consultants and identified a number of potential profit improvement opportunities. We have detailed plans regarding these opportunities that have been or are currently being implemented.

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

In order to obtain exclusive contracts with certain customers, we may incur up-front costs or assume the cost of returns of products sold by the previous supplier. The up-front costs are capitalized and amortized over the life of the contract as a reduction of sales. The cost of returns of products sold by the previous supplier is recorded as a reduction to net sales as incurred.

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

These estimates are based on historical experience, current trends and our expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts and circumstances that give rise to the revision become known. Any significant increase in the amount of product returns above historical levels could have a material adverse effect on our financial results. Our product returns accrual was $42.0 million at December 31, 2013. A hypothetical 10% increase in the product returns accrual would decrease our pre-tax earnings by $4.2 million.

The table below provides a summary reconciliation of sales to net sales for the Successor years ended December 31, 2013 and 2012 and the Combined Year Ended December 31, 2011 (in millions):

	Year Ended December 31,
	2013	2012	2011
Sales	$1,098.6	$1,083.3	$1,126.1
Provision for warranty costs and sales returns	(47.1)	(40.6)	(64.6)
Provision for customer contractual sales deductions	(46.2)	(50.9)	(67.2)
New business costs and other	(9.4)	(7.3)	(5.3)

Net sales	$995.9	$984.5	$989.0

Restructuring Charges

We recognize a liability for restructuring charges in the period in which the liability is incurred. These restructuring charges include costs for certain initiatives such as consolidation of operations or facilities, management reorganization, rationalization of non-manufacturing infrastructure, outsourcing of non-core components and asset impairments. See Note 3 to the audited consolidated financial statements included elsewhere in this annual report for a more detailed discussion of restructuring charges.

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

We perform our annual goodwill impairment review as of December 31 each year using discounted future cash flows, unless conditions exist that would require a more frequent evaluation. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows, discount rates commensurate with the risks involved in the assets, future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative costs, and income and other taxes. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage our business, there is significant judgment in determining the cash flows. Based upon the results of the annual impairment review as of December 31, 2013, it was determined that the fair value of our business exceeded the carrying value of its net assets, therefore no impairment of goodwill was recorded. A hypothetical 10% decrease to the fair value of our business would not have triggered an impairment of goodwill.

Trademarks with indefinite lives are tested for impairment annually as of December 31, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If we conclude that there has been impairment, we will write down the carrying value of the asset to its fair value. Based upon the results of the annual impairment review as of December 31, 2013, it was determined that the fair value of one of our trademarks did not exceed its carrying value, therefore a $2.0 million trademarks impairment was recorded as a “Trademark impairment loss” in the audited consolidated statements of comprehensive income (loss). A hypothetical 10% decrease to the fair value of our business would not have triggered an impairment of our indefinite-lived intangibles with the exception of the trademark that was impaired as of December 31, 2013, which is recorded at fair value.

We also evaluate those trademarks with indefinite lives to determine whether events and circumstances continue to support the indefinite lives. We have concluded that events and circumstances continue to support the indefinite lives of these trademarks.

Retirement Benefits

Pension obligations are actuarially determined and are affected by assumptions including discount rate, life expectancy, annual compensation increases and the expected rate of return on plan assets. Changes in the discount rate and differences between actual results and assumptions will affect the amount of pension expense we recognize in future periods.

Post-retirement benefit obligations are actuarially determined and are based on assumptions including discount rate, life expectancy and health care cost trends. Changes in the discount rate and differences between actual results and assumptions will affect the amount of expense we recognize in future periods.

Insurance Reserves

Our insurance policies for workers’ compensation, automobile, product and general liability include high deductibles or self-insured retention (up to $0.5 million) for which we are responsible, which are recorded in accrued expenses. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims and incurred but not yet reported claims. External actuaries are used to assist us in estimating these losses. Our self-insured insurance reserves, including group medical insurance reserves, were $7.9 million at December 31, 2013. A hypothetical 10% increase in the insurance reserve would decrease our pre-tax earnings by $0.8 million.

Environmental Expenditures

Our expenditures for environmental matters fall into two categories. The first category is routine compliance with applicable laws and regulations related to the protection of the environment. The costs of such compliance are based on actual charges and do not require significant estimates.

The second category of expenditures is for matters related to investigation and remediation of contaminated sites. The impact of this type of expenditure requires significant estimates by management. The estimated cost of the ultimate outcome of these matters is included as a liability in our December 31, 2013 and 2012 audited consolidated balance sheets. This estimate is based on all currently available information, including input from outside legal and environmental professionals, and numerous assumptions. Management believes that the ultimate outcome of these matters will not exceed the $1.4 million accrued at December 31, 2013 by a material amount, if at all. However, because all investigation and site analysis has not yet been completed and because of the inherent uncertainty in such environmental matters and any related litigation, there can be no assurance that the ultimate outcome of these matters will not be significantly different than our estimates.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carryforwards. We establish valuation allowances against deferred tax assets when the ability to fully utilize these benefits is determined to be uncertain. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in tax expense in the period that includes the enactment date.

We do not provide for U.S. income taxes on undistributed earnings of our non-U.S. subsidiaries that are intended to be permanently reinvested. Where we do not intend to permanently reinvest earnings of our non-U.S. subsidiaries, we provide for U.S. income taxes and non-U.S. withholding taxes, where applicable, on undistributed earnings.

We record a liability for uncertain tax positions when management concludes that the likelihood of sustaining such positions upon examination by taxing authorities is less than “more-likely-than-not.” We also record any interest and penalties related to these uncertain tax positions as a component of “Income tax benefit (expense)” in the statements of comprehensive income (loss).

Accounting for Business Combinations

We account for business combinations, where the business is acquired from an unrelated third party, under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets, and liabilities assumed is allocated to goodwill.

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

The results of operations for businesses acquired are included in our financial statements from the date of the acquisition.

Results of Operations

The following table was derived from the audited consolidated statements of comprehensive income (loss) for the Successor years ended December 31, 2013, 2012 and 2011 and the Predecessor period January 1, 2011 through January 25, 2011. The column titled “Combined” presents a non-GAAP financial measure, and the following discussions of “Combined” results is included for purposes of providing additional analysis. The “Combined” results do not purport to be on a pro forma basis. The “Combined” information is presented to provide a more meaningful comparative discussion against the Successor years ended December 31, 2013 and 2012. The amounts are presented in millions of dollars.

	Successor		Combined	Successor	Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011

Net sales
Third party net sales	$928.0	$928.1	$988.6	$909.8	$78.8
Related party net sales	67.9	56.4	0.4	0.4	—

Total net sales	995.9	984.5	989.0	910.2	78.8
Cost of sales	803.9	746.0	770.7	710.4	60.3

Gross profit	192.0	238.5	218.3	199.8	18.5
Gross margin %	19.3%	24.2%	22.1%	22.0%	23.5%
Operating expenses
Selling and warehousing	(70.9)	(67.4)	(71.3)	(66.2)	(5.1)
General and administrative	(47.1)	(58.6)	(45.2)	(41.6)	(3.6)
Amortization of acquired intangible assets	(22.2)	(22.2)	(20.8)	(20.4)	(0.4)
Merger and acquisition costs	—	—	(16.5)	(11.3)	(5.2)
Restructuring costs, net	(7.6)	(5.9)	(1.3)	(1.3)	—
Stock-based compensation expense	—	—	(15.1)	—	(15.1)
Trademark impairment loss	(2.0)	—	(3.8)	(3.8)	—
Patent litigation costs	(2.2)	—	(0.9)	(0.4)	(0.5)
Antitrust litigation costs	(0.2)	(1.2)	(12.5)	(11.7)	(0.8)

Operating income (loss)	39.8	83.2	30.9	43.1	(12.2)
Interest expense, net	(51.4)	(54.8)	(56.4)	(51.7)	(4.7)
Management fee expense	—	—	(0.1)	—	(0.1)
Loss on early extinguishment of debt	—	—	(24.2)	—	(24.2)
Debt commitment fees	—	—	(5.9)	(5.9)	—
Miscellaneous, net	(3.6)	(6.2)	(5.7)	(5.0)	(0.7)

(Loss) income before income taxes	(15.2)	22.2	(61.4)	(19.5)	(41.9)
Income tax benefit (expense)	3.0	(7.6)	14.9	0.9	14.0

Net (loss) income	$(12.2)	$14.6	$(46.5)	$(18.6)	$(27.9)

Successor Year Ended December 31, 2013 compared with Successor Year Ended December 31, 2012

Net sales. Net sales of $995.9 million for the year ended December 31, 2013 increased $11.4 million, or 1.2%, compared to net sales of $984.5 million for the year ended December 31, 2012. Excluding related party sales, our net sales were consistent with the year ended December 31, 2012.

Our retail channel net sales decreased $52.6 million, or 11.6%, attributable to $32.3 million in volume due to the soft retail market and year-over-year timing of new product rollout in our fuel delivery systems and vehicle electronics product lines, $15.5 million from the loss of a customer at the end of the first quarter of 2012 due to the customer’s decision to change fuel delivery system suppliers, $12.1 million in lower customer pricing primarily in the fuel delivery systems and vehicle electronics product lines, $4.6 million in higher product warranty costs, including reserves released in 2012 related to the loss of a fuel delivery systems customer and contractual changes, and $1.3 million associated with cost of acquiring new business. The decrease was partially offset by $11.3 million in net sales to a new customer in our cooling systems product line beginning in the third quarter of 2012 and favorable mix of $1.9 million in our cooling systems product line. During the year ended December 31, 2013, the retail market was negatively impacted by a significantly colder winter in 2013 than in 2012, higher consumer payroll taxes that we believe reduced consumer discretionary spending, an increase in intervals between oil changes and improved OEM parts quality.

Our heavy-duty channel net sales decreased $5.8 million, or 5.7%, due primarily to unfavorable market conditions in our filtration product line and lower co-manufacturing sales, partially offset by $2.3 million in improved customer pricing in our filtration product line.

Our traditional channel net sales increased $2.5 million, or 1.3%, due to $8.1 million in customer and product offering expansions in our vehicle electronics and cooling systems product lines, including a favorable product mix, partially offset by $4.6 million in overall market weakness across all of our product lines and $4.7 million in lower customer pricing. In addition, our net sales for the year ended December 31, 2013 benefited from $1.8 million of favorable foreign currency fluctuations in our cooling systems product line and our cost of product recalls decreased by $1.9 million.

Our OEM/OES channel net sales increased $55.4 million, or 33.6%, primarily due to the launch of OEM projects in our cooling systems product line. We also had increases from replenishment orders in our fuel delivery systems and expansion of volume in our filtration product line, partially offset by $1.0 million in lower customer pricing.

Net sales for the years ended December 31, 2013 and 2012 for our four product lines are in the following table, derived from our audited consolidated statements of comprehensive income (loss) for the respective periods.

	Year Ended December 31,
	2013	%	2012	%
	(in millions, except percentages)
Filtration	$377.4	38%	$387.4	39%
Cooling systems	223.8	22%	166.3	17%
Vehicle electronics	208.5	21%	191.3	20%
Fuel delivery systems	186.2	19%	239.5	24%

	$995.9	100%	$984.5	100%

The decrease in our filtration product line net sales was primarily the result of overall market weakness in retail, heavy-duty and traditional channel volumes, which was partially offset by higher related party sales to FRAM Group and sales to the OEM/OES channel. The increase in our cooling systems product line net sales primarily related to the launch of OEM projects, higher retail customer sales, favorable traditional channel sales, favorable product mix and favorable foreign currency fluctuations. The increase in our vehicle electronics product line net sales was primarily due to higher sales from new product rollouts and higher replenishment orders in the retail, traditional and OEM/OES channels, partially offset by lower customer pricing and the impact of releasing product warranty reserves in 2012. The decrease in our fuel delivery systems product line net sales primarily related to the impact of the loss of a customer at the end of the first quarter of 2012 and overall market weakness in the retail and traditional channel volumes driven by improved OEM product quality that have impacted replacement rates and lower customer pricing, partially offset by favorable OEM/OES channel volumes.

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

	Successor
	Year Ended December 31, 2013	Year Ended December 31, 2012
Gross profit, as reported	$192.0	$238.5
Adjusted for special items:
New business changeover and sales commitment costs	1.6	0.5
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	1.3	1.1
Business optimization costs	1.3	0.9

Adjusted gross profit	$196.2	$241.0

Adjusted Gross Margin %	19.7%	24.5%

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this annual report.

Excluding special items, adjusted gross profit for the year ended December 31, 2013 was $196.2 million, or 19.7% of net sales, compared to adjusted gross profit for the year ended December 31, 2012 of $241.0 million, or 24.5% of net sales. The adjusted gross margin percentage is based on sales before the effects of special items.

The lower adjusted gross profit for the year ended December 31, 2013 compared to the year ended December 31, 2012 was due to several factors. During the year ended December 31, 2013, our gross profit was negatively impacted by (i) $26.2 million due to unfavorable fixed overhead absorption rates, variable cost increases, material cost increases and other operating items, (ii) $23.1 million of unfavorable product mix across all product lines, (iii) $15.5 million of lower customer pricing, (iv) $15.1 million of costs associated with the rollout of OEM projects, (v) $7.1 million from lower volumes primarily in our retail channel, including the year-over-year impact of the loss of a customer in our fuel delivery systems product line in the first quarter of 2012 and (vi) $5.6 million in higher product warranty costs mainly driven by the release of reserves in 2012. Partially offsetting these factors were $47.8 million in cost reductions from our cost savings initiatives, including manufacturing parts in our vehicle electronics and fuel delivery systems product lines that were previously purchased, procurement sourcing and pricing savings and savings from optimizing plant operations.

Selling and warehousing expenses. Selling and warehousing expenses were $70.9 million for the year ended December 31, 2013, an increase of $3.5 million compared to the year ended December 31, 2012. This increase included $2.2 million of special items associated with delays in the consolidation of certain distribution facilities of our U.S. filtration operations with FRAM Group. Excluding the special items, selling and warehousing expenses increased $1.3 million primarily due to higher costs in our cooling systems product line associated with additional personnel required for OEM project roll-out and expansion of distribution operations, offset in part by lower variable royalty costs. Selling and warehousing expenses were 7.1% of net sales for the year ended December 31, 2013 compared to 6.8% of net sales for the year ended December 31, 2012.

General and administrative expenses. General and administrative expenses included special items consisting of costs associated with additional business optimizations projects, mostly for professional services, and costs related to the implementation of cost sharing and manufacturing arrangements with FRAM Group. The following table presents a comparison of adjusted general and administrative expenses after excluding such special items. Adjusted general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Successor
	Year Ended December 31, 2013	Year Ended December 31, 2012
General and administrative expenses, as reported	$47.1	$58.6
Adjusted for special items:
Business optimization costs	(7.2)	(13.7)
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	(1.1)	(6.0)
Environmental accrual adjustment	(0.7)	(0.5)
Costs of defending litigation	(0.5)	—
Miscellaneous non-operating expenses	(0.1)	(0.2)

Adjusted general and administrative expenses	$37.5	$38.2

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this annual report.

Adjusted general and administrative expenses for the year ended December 31, 2013 were $37.5 million compared to $38.2 million for the year ended December 31, 2012. The $0.7 million decrease was primarily due to lower professional fees, partially offset by higher bad debt costs. Adjusted general and administrative expenses were 3.8% of net sales for the year ended December 31, 2013 compared to 3.9% of net sales for the year ended December 31, 2012.

Amortization of acquired intangible assets. Amortization of acquired intangible assets was $22.2 million for both Successor years ended December 31, 2013 and 2012.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions of dollars):

	Successor
	Year Ended December 31, 2013	Year Ended December 31, 2012
Severance	$3.3	$2.4
Impairment of property, plant and equipment	2.6	2.2
Manufacturing and distribution footprint optimization	2.2	0.4
Curtailment and settlement (gains) losses	(0.4)	1.3
Gain on sale of land and building	(0.1)	(0.4)

	$7.6	$5.9

During the year ended December 31, 2013, we recorded severance of $2.4 million related to involuntary terminations of employees as part of cost reduction actions and business realignment within our filtration, vehicle electronics and fuel delivery systems product lines. We recorded $0.1 million for lease termination and asset retirement obligation costs associated with distribution footprint optimization in our filtration product line.

During the year ended December 31, 2013, as part of a plan to close the manufacturing operations of one of our Chinese subsidiaries and relocate the manufacturing to one of our existing U.S. facilities, we recorded an impairment charge of $0.5 million to write down certain equipment to estimated net realizable value, severance costs of $0.4 million and other closing costs of $0.1 million.

During the year ended December 31, 2013, as part of a manufacturing footprint optimization plan for our fuel delivery systems product line, we recorded severance costs of $0.2 million and incurred other costs related to the plan including professional fees of $1.6 million associated with the review of the plan and asset relocation costs of $0.3 million.

During the year ended December 31, 2013, we announced a plan to close one of our U.S. filtration facilities and transfer the manufacturing capacity, along with associated equipment, to one of our existing U.S. facilities and one facility operated by FRAM Group. We recorded an impairment charge of $1.8 million to write down land, building and equipment to estimated net realizable value and accrued $0.3 million of estimated termination benefits.

During the year ended December 31, 2012, we incurred severance costs of $2.4 million related to involuntary termination of employees as part of cost reduction actions.

During the year ended December 31, 2012, a plan was approved and announced with respect to closing a portion of our Mexican operations. We recorded an impairment charge of $2.0 million to write down land, building and equipment to its estimated net realizable value and recorded pension curtailment and settlement losses of $1.3 million related to headcount reductions. During the year ended December 31, 2013, we recorded an additional impairment charge of $0.3 million to write down land, building and equipment to estimated net realizable value, recognized a curtailment gain of $0.4 million, which had been deferred until the affected employees were terminated, incurred other closing costs of $0.1 million and recognized a gain of $0.1 million on the sale of the land, building and equipment.

During the year ended December 31, 2012, as part of a plan to consolidate certain of our distribution facilities with FRAM Group, we incurred a charge of $0.4 million related to distribution system software development costs with no future value and recorded an asset impairment charge of $0.2 million to write down the carrying value of certain equipment to be idled with no alternative use.

During the year ended December 31, 2012, we recorded a gain of $0.4 million on the sale of a previously idled manufacturing facility.

For further discussion of restructuring activities see Note 3 to the audited consolidated financial statements included elsewhere in this annual report.

Trademark impairment loss. As part of our annual impairment review for the year ended December 31, 2013, we conducted a fair value assessment of our indefinite-lived trademark intangible assets. The assessment indicated that the value of one of our indefinite-lived trademarks had been impaired due to a decline in forecasted net sales. We recognized a trademark impairment loss of $2.0 million. See further discussion in Note 8 to the audited consolidated financial statements included elsewhere in this annual report.

Patent litigation costs. Champion is named as a defendant in a complaint filed by Hengst. On February 14, 2014, Champion and Hengst reached a settlement of this litigation, which includes the payment of $2.2 million by Champion to Hengst. These costs are included in “Patent litigation costs” in the audited consolidated statements of comprehensive income (loss).

Antitrust litigation costs. UCI and Champion were named, along with several other filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engaged in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the U.S. Actions. Champion, but not UCI, was also named as a defendant in the Canadian Actions. The complaints included allegations similar to those in the U.S. Actions. On September 12, 2013, all defendants executed a settlement agreement with all plaintiffs in the Canadian Actions. See further discussion in “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation – Antitrust Litigation.”

During the year ended December 31, 2013, we recorded a settlement provision of $0.1 million for the Canadian Actions. In addition, during the year ended December 31, 2012, we incurred post-trial costs of $1.2 million related to the U.S. Actions.

Interest expense, net. Interest expense, net for the year ended December 31, 2013 was $51.4 million compared to $54.8 million for the year ended December 31, 2012. Interest expense, net for the year ended December 31, 2013 includes $2.8 million of interest income related to refunds of value-added tax receivables received by one of our Mexican subsidiaries. See further discussion in “Part II — Other Information — Item 1. Legal Proceedings — Value-Added Tax Receivable.”

Miscellaneous, net. Miscellaneous, net for the year ended December 31, 2013 primarily consisted of $5.7 million for costs associated with the sale of receivables, partially offset by income of $2.0 million related to the collection of duty and value-added tax refunds associated with equipment purchased at one of our wholly-owned Chinese subsidiaries and a gain of $0.1 million for the forgiveness of debt. For further discussion of the value-added tax receivable, see “Part II — Other Information — Item 1. Legal Proceedings — Value-Added Tax Receivable.” For further discussion of the gain on the forgiveness of debt, see Note 9 to the audited consolidated financial statements included elsewhere in this annual report. Miscellaneous, net for the year ended December 31, 2012 primarily consisted of $6.2 million for costs associated with the sale of receivables. The lower expense associated with the sale of receivables in the year ended December 31, 2013 was due to lower discount rates on the sales, partially offset by a higher amount of receivables sold.

Income tax (expense) benefit. We recorded an income tax benefit of $3.0 million, or a 19.7% effective tax rate, during the year ended December 31, 2013, on a pre-tax loss of $15.2 million. The effective tax rate differs from the U.S. federal statutory rate principally due to provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary, withholding taxes on dividend distributions from our Spanish subsidiary and state income taxes, partially offset by non-U.S. tax rate differences and provision to return adjustments.

We recorded income tax expense of $7.6 million during the year ended December 31, 2012, on pre-tax income of $22.2 million. The 34.2% effective tax rate differs from the U.S. federal statutory rate principally due to provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary, flat taxes related to our Mexican subsidiary, state incomes taxes, foreign withholding taxes on a dividend distribution from our Spanish subsidiary, and valuation allowances on foreign deferred tax assets not expected to be realized, partially offset by federal and state provision to return adjustments and the impact of a change in the state effective tax rate. The Mexican subsidiary recorded its income tax provision at the greater of a Mexican flat tax or taxes based on taxable income at the Mexican statutory rate, which was in compliance with Mexican tax law at the time. Due to losses incurred during the year ended December 31, 2012, primarily as the result of restructuring charges, the income tax provision of the Mexican subsidiary was based on the expectation of incurring the flat tax.

2012 compared to 2011

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

Net sales of $984.5 million in the Successor year ended December 31, 2012 decreased $4.5 million, or 0.5%, compared to net sales of $989.0 million in the Combined Year Ended December 31, 2011. Included in net sales for the Successor year ended December 31, 2012 were related party sales of $56.4 million to FRAM Group under our manufacturing arrangements. Excluding these related party sales, our net sales decreased by 6.2%. Our retail channel net sales decreased 6.6% as a result of the impact of the loss of a customer at the end of the first quarter of 2012 due to the customer’s decision to change fuel delivery system suppliers and lower customer pricing. Retail channel sales were also impacted by lower sales in our vehicle electronics product line due in part to new product rollouts in the 2011 period and overall market softness. Partially offsetting these factors were new customer sales in our cooling systems product line and lower product returns reserves of $9.6 million, due in part to the reversal of reserves, that are no longer required, related to a former and a current customer and favorable product returns experience. Despite an overall market softness in the retail channel, our retail channel customers continued to capture market share from competitors in the traditional channel. In addition, in the Successor year ended December 31, 2012, our net sales were negatively impacted by lower co-manufacturing sales. Our traditional channel net sales decreased 2.9% due to market share losses in our cooling systems product line and overall weakness in the traditional channel due in part to a shift in market share to the retail channel. These factors were partially offset by higher sales in our filtration product line. Our heavy duty channel net sales were flat as customer price increases in our filtration product line offset lower sales in our cooling systems product line and timing of replenishment orders and new customer rollouts in our filtration product line. Our OES channel net sales increased 4.0% due primarily to the timing of replenishment orders across all of our product lines. Our OEM channel net sales increased 5.5% due to the launch of OEM projects in our cooling systems product line and continued recovery of light vehicle sales.

Net sales for the Successor year ended December 31, 2012 and for the Combined Year Ended December 31, 2011 for our four product lines are in the following table, derived from Holdings’ audited consolidated statements of comprehensive income (loss) for the respective periods.

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

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Gross profit, as reported	$238.5	$199.8	$18.5
Adjusted for special items:
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	1.1	0.2	—
Business optimixation	0.9	—	—
New business changeover and sales commitment costs	0.5	2.4	—
Inventory step-up	—	16.4	—
Resolution of pre-acquisition matter	—	0.2	—

Adjusted gross profit	$241.0	$219.0	$18.5

	24.5%	24.1%	23.5%

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this annual report.

Excluding special items, adjusted gross profit for the Successor year ended December 31, 2012 was $241.0 million, or 24.5% of net sales, compared to adjusted gross profit for the Successor year ended December 31, 2011 of $219.0 million, or 24.1% of net sales, and adjusted gross profit for the Predecessor period January 1, 2011 through January 25, 2011 of $18.5 million, or 23.5% of net sales. Adjusted gross profit was $241.0 million for the Successor year ended December 31, 2012 compared to $237.5 million for the Combined Year Ended December 31, 2011. The adjusted gross margin percentage was 24.5% for the Successor year ended December 31, 2012 and 24.0% for the Combined Year Ended December 31, 2011. The adjusted gross margin percentage is based on sales before the effects of costs of obtaining new business discussed above.

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

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
General and administrative expenses, as reported	$58.6	$41.6	$3.6
Adjust for special items:
Business optimization	(13.7)	—	—
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	(6.0)	(7.1)	—
Environmental accrual adjustment	(0.5)	(0.3)	—
UCI International non-operating expenses	(0.2)	—	—
Valuation allowance for non-trade receivable	—	(0.4)	—

Adjusted general and administrative expenses	$38.2	$33.8	$3.6

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this annual report. Adjusted general and administrative expenses were $38.2 million for the Successor year ended December 31, 2012 compared to adjusted general and administrative expenses of $37.4 million for the Combined Year Ended December 31, 2011. The $0.8 million increase in adjusted general and administrative expenses was primarily the result of additional staffing related to increased corporate direction and oversight in areas such as information technology, risk management and financial planning, higher property and liability insurance costs including the impact of a refund received in the 2011 period and higher medical insurance costs, partially offset by lower 401(k) and profit sharing expense due to a freeze in company contribution instituted in the first quarter of 2012. Adjusted general and administrative expenses were 3.9% and 3.7% of net sales for the Successor years ended December 31, 2012 and 2011, respectively, and 4.6% of net sales for the Predecessor period January 1, 2011 through January 25, 2011.

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

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions of dollars):

	Successor		Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Severance	$2.4	$1.1	$—
Impairment of property, plant and equipment	2.2	0.2	—
Curtailment and settlement losses	1.3	—	—
Manufacturing and distribution footprint optimization	0.4	—	—
Gain on sale of land and building	(0.4)	—	—

	$5.9	$1.3	$—

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

During the Successor year ended December 31, 2012, a plan was approved and announced to consolidate certain distribution facilities of the U.S. operations of Champion with FRAM Group. As part of this consolidation, we incurred a charge of $0.4 million related to distribution system software development costs with no future value and recorded an asset impairment charge of $0.2 million to write down the carrying value of certain equipment to be idled with no alternative use.

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

For further discussion of restructuring activities see Note 3 to the audited consolidated financial statements included elsewhere in this annual report.

Stock-based compensation expense. Prior to the UCI Acquisition, UCI International maintained an equity incentive plan which permitted the granting of options to purchase shares of common stock of UCI International, Inc. to its employees, directors and consultants, as well as the granting of restricted shares of UCI International, Inc. common stock. Options vested over an eight year period, and could accelerate in the event of certain changes in control. The shares of restricted stock vested only upon a change in control of UCI International, Inc. As a result of the UCI Acquisition, the remaining unvested stock options and restricted stock became vested and the plan was terminated.

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

During the Successor year ended December 31, 2012, we incurred post-trial costs of $1.2 million. During the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011, we incurred $3.9 million and $0.8 million, respectively, defending against these claims. These amounts are included in the audited consolidated statements of comprehensive income (loss) in “Antitrust litigation costs.”

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

Income tax (expense) benefit. We recorded income tax expense of $7.6 million during the Successor year ended December 31, 2012 on pre-tax income of $22.2 million. The 34.2% effective tax rate differs from the U.S. federal statutory rate principally due to provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary, flat taxes related to our Mexican subsidiary, state incomes taxes, foreign withholding taxes on a dividend distribution from our Spanish subsidiary and valuation allowances on foreign deferred tax assets not expected to be realized, partially offset by federal and state provision to return adjustments and the impact of a change in the state effective tax rate. The Mexican subsidiary recorded its income tax provision at the greater of a Mexican flat tax or taxes based on taxable income at the Mexican statutory rate, which was in compliance with Mexican tax law at the time. Due to losses incurred during the Successor year ended December 31, 2012 primarily as the result of restructuring charges, the income tax provision of the Mexican subsidiary was based on the expectation of incurring the flat tax.

We recorded income tax expense of $0.9 million during the Successor year ended December 31, 2011. We provided deferred income tax expense totaling $5.6 million related to the U.S. tax consequences of our Spanish subsidiary’s dividend distribution and the foreign withholding taxes and deferred income taxes on the remaining unremitted earnings during the Successor year ended December 31, 2011. Excluding the impact of the income tax consequences of the Spanish subsidiary, the income tax benefit was $6.5 million, which represents a 33.3% effective tax rate in relation to the pre-tax loss of $19.5 million. The 33.3% effective tax rate differs from the U.S. federal statutory rate principally due to state income taxes, partially offset by certain merger and acquisition costs not being deductible for U.S. federal income tax purposes.

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

Geographic Results of Operations

Net sales made by our U.S. and non-U.S. subsidiaries, excluding intercompany sales which are eliminated in consolidation, were as follows (in millions, except percentages):

	Successor						Predecessor
	Year Ended December 31, 2013%		Year Ended December 31, 2012%		Year Ended December 31, 2011%		January 1, 2011 through January 25, 2011%

United States subsidiaries	$910.6	91%	$909.9	92%	$834.8	92%	$72.6	92%
Non -U.S. subsidiaries	85.3	9%	74.6	8%	75.4	8%	6.2	8%

	$995.9	100%	$984.5	100%	$910.2	100%	$78.8	100%

The U.S. and non-U.S. components of (loss) income before income taxes were as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
(Loss) income before income taxes
United States	$(27.6)	$16.0	$(27.3)	$(42.7)
Non-U.S.	12.4	6.2	7.8	0.8

	$(15.2)	$22.2	$(19.5)	$(41.9)

The decrease in the U.S. operating results for the Successor year ended December 31, 2013 compared to the Successor year ended December 31, 2012 was largely due to unfavorable fixed overhead absorption rates, variable cost increases and material cost increases, unfavorable product mix across all product lines, lower customer pricing, costs associated with the rollout of OEM/OES projects and lower volumes primarily in our retail channel, offset in part by cost reductions from our cost savings initiatives.

The increase in non-U.S. operating results for the Successor year ended December 31, 2013 compared to the Successor year ended December 31, 2012 was primarily due to improved net sales and profit from our Spanish subsidiary (including the impact of a product recall charge recorded in 2012), asset impairment, pension curtailment and settlement costs recorded in 2012 associated with restructuring activities at one of our Mexican subsidiaries and interest received on VAT refunds collected in 2013 by one of our Mexican subsidiaries, offset in part by OEM program ramp-up costs at one of our cooling systems subsidiaries in China and restructuring cost associated with closing our filtration facility in China.

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense, net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business operations, such as business optimization costs, restructuring and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

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

The following table reconciles the EBITDA and Adjusted EBITDA calculations to net income (loss) for the periods presented (in millions):

	Successor		Combined	Successor	Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011

Net (loss) income	$(12.2)	$14.6	$(46.5)	$(18.6)	$(27.9)
Income tax (benefit) expense	(3.0)	7.6	(14.9)	(0.9)	(14.0)
Net interest expense	51.4	54.8	56.4	51.7	4.7
Depreciation and amortization expense	52.8	52.2	53.8	50.9	2.9

EBITDA	89.0	129.2	48.8	83.1	(34.3)

Business optimization costs (a)	8.5	14.6	—	—	—
Restructuring costs, net (b)	7.6	5.9	1.3	1.3	—
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group (c)	4.6	7.1	7.3	7.3	—
Patent litigation costs (d)	2.2	—	0.9	0.4	0.5
Trademark impairment loss (e)	2.0	—	3.8	3.8	—
New business changeover and sales commitment costs (f)	1.6	0.5	2.4	2.4	—
Environmental accrual adjustment (g)	0.7	0.5	0.3	0.3	—
Costs of defending class action litigation (h)	0.4	1.2	12.5	11.7	0.8
Non-operating expense (i)	0.1	0.2	—	—	—
Gain on forgiveness of debt (j)	(0.1)	—	—	—	—
Collection of tax refunds (k)	(1.9)	—	—	—	—
Loss on early extinguishment of debt (l)	—	—	24.2	—	24.2
Merger and acquisition costs (m)	—	—	16.5	11.3	5.2
Inventory step-up (n)	—	—	16.4	16.4	—
Non-cash stock compensation expense (o)	—	—	15.1	—	15.1
Debt commitment fees (p)	—	—	5.9	5.9	—
Swaption mark to market (q)	—	—	1.0	0.8	0.2
Valuation allowance for non-trade receivables (r)	—	—	0.4	0.4	—
Resolution of pre-acquisition matter (s)	—	—	0.2	0.2	—
Management fee (t)	—	—	0.1	—	0.1

Adjusted EBITDA	$114.7	$159.2	$157.1	$145.3	$11.8

Net sales	$995.9	$984.5	$989.0	$910.2	$78.8
Adjusted EBITDA margin	11.5%	16.2%	15.9%	16.0%	15.0%

(a)	Business optimization costs relate to consulting fees for various cost saving projects and to accelerate the manufacture of parts for new model cars previously sourced from external vendors.
(b)	We have taken various restructuring actions to align our cost structure with current market conditions. See Note 3 to the audited consolidated financial statements included elsewhere in this annual report for further information regarding our restructuring actions.
(c)	These costs relate to the implementation of our cost sharing and manufacturing arrangements with FRAM Group. See further discussion at “Part I, Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

(d)	The expense for the Successor year ended December 31, 2013 relates to the settlement agreement with Hengst. The expenses for all other periods presented relate to the settlement agreement with Parker-Hannifin and related legal costs. These costs are included in the audited consolidated statements of comprehensive income (loss) in “Patent litigation costs”. See further discussion in “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation – Patent Litigation.” During the Successor year ended December 31, 2011, Champion incurred $0.4 million of post-trial costs.
(e)	Based upon the results of our annual impairment review of trademarks with indefinite lives, the fair values of one of our trademarks were determined to be less than its carrying values as of December 31, 2013 and 2011. As a result, for the Successor years ended December 31, 2013 and 2011, trademark impairment losses were recorded.
(f)	New business changeover and sales commitment costs are up-front costs incurred to obtain new business and to extend existing long-term sales commitments. These costs are comprised of costs associated with stocklifts.
(g)	We recorded additional environmental expenses related to legacy Champion facilities.
(h)	During the Successor year ended December 31, 2013, we recognized a $0.1 million reserve related to the Canadian Actions. All other expenses relate to the U.S. Actions, including settlement and legal costs incurred. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries — Litigation — Antitrust Litigation.”
(i)	From time to time, we have incurred costs related to evaluating strategic opportunities including potential merger and acquisition and capital structure activities that are non-operating in nature.
(j)	The gain relates to the forgiveness of the annual principal payment of the economic development loan. For further discussion, see Note 11 to the audited consolidated financial statements included elsewhere in this annual report.
(k)	We recorded income related to the collection of duty and value-added tax refunds associated with equipment purchased by one of our wholly-owned Chinese subsidiaries. See further discussion at “Part II — Other Information — Item 1. Legal Proceedings — Value-Added Tax Receivable.” In addition, we recorded a reserve related to the collectability of value-added tax refunds at one of our Mexican subsidiaries.
(l)	The loss on early extinguishment of debt relates to the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes.
(m)	In connection with the UCI Acquisition, we incurred buyer side merger and acquisition costs during the Successor year ended December 31, 2011. During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred seller side merger and acquisition costs. These costs consisted primarily of investment banking, legal and other professional advisory fees and expenses.
(n)	Net sales in the Successor year ended December 31, 2011 included sales, after the UCI Acquisition date, of inventory that was written up from historical cost to fair market value as part of the allocation of the UCI Acquisition purchase price. When this inventory was sold, the difference between historical cost and fair market value was charged to cost of sales, thereby reducing reported gross profit during the first and second quarters of 2011.
(o)	Non-cash stock-based compensation expense related to stock based awards under UCI International’s amended and restated equity incentive plan. As a result of the UCI Acquisition, the remaining unvested stock options and restricted stock became vested. Immediately prior to the UCI Acquisition, there was unrecognized compensation cost relating to outstanding unvested stock options, compensation expense equal to the fair value of the restricted stock at the date of the UCI Acquisition and non-recurring costs associated with the stock-based compensation expense. These costs were recognized in the Predecessor period January 1, 2011 to January 25, 2011.
(p)	On December 23, 2010, we and Acquisition Co. signed the Debt Commitment Letter, which was to be utilized to partially fund the UCI Acquisition in the event that permanent financing was not obtained. Fees related to the Debt Commitment Letter were expensed upon the termination of the Debt Commitment Letter.
(q)	Changes in the market value of a swaption agreement were recognized in income as a component of “Miscellaneous, net.” During the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011, we incurred unfavorable charges related to changes in the market value of the swaption agreement.
(r)	We recorded a valuation allowance related to non-recurring, non-trade receivables from a supplier due to uncertainties of collection.

(s)	We resolved certain pre-acquisition liabilities related to our former driveline components operation that was discontinued and sold in September 2006 in excess of the amount reserved resulting in a loss.
(t)	Pursuant to UCI’s previous management agreement with an affiliate of Carlyle, UCI paid annual management fees and out-of-pocket expenses prior to the UCI Acquisition. This agreement was terminated upon the consummation of the UCI Acquisition. The terms of the instruments governing our indebtedness permit us to pay management fees to Rank Group, but Rank Group currently does not intend for us to do so.

Covenant Compliance

The Senior Secured Credit Facilities require us to maintain a minimum interest coverage ratio and a maximum senior secured leverage ratio and set a maximum level of capital expenditures. The financial ratios are calculated on a trailing four consecutive quarters basis and capital expenditures are measured on a fiscal year basis. As of December 31, 2013, we were in compliance with all covenants.

Liquidity and Capital Resources

UCI Acquisition and Related Financing

On November 29, 2010, UCI International, Inc. entered into the Merger Agreement by and among UCI International, Inc., Rank Group and Acquisition Co. pursuant to which Acquisition Co. agreed to be merged with and into UCI International, Inc., with UCI International, Inc. continuing as the surviving corporation and an affiliate of Rank Group. On January 26, 2011, Holdings, through its indirect subsidiary Uncle Acquisition 2010 Corp, acquired 100% of the outstanding stock of UCI International, Inc. for a purchase price of $375.0 million and assumed the indebtedness of UCI International. The Merger Agreement did not include any post-closing indemnification obligations or any provision for adjusting the amount payable to stockholders (whether for working capital or otherwise). The merger and the related Transactions were completed on January 26, 2011.

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

On January 26, 2011, UCI International, Inc. and certain subsidiaries entered into the Senior Secured Credit Facilities, which consists of a $300.0 million Senior Secured Term Loan Facility which was drawn at closing, and a $75.0 million Senior Secured Revolving Credit Facility, which was undrawn at closing Also on January 26, 2011, we issued the Senior Notes in an aggregate principal amount of $400.0 million.

The Transactions were financed with (i) the net proceeds from the issuance of the Senior Notes, (ii) the Equity Contribution of $320.0 million, (iii) borrowings under the Senior Secured Term Loan Facility, (iv) advances from Rank Group and (v) available cash of UCI International.

Historical Cash Flows

Year Ended December 31, 2013 (Successor)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $39.9 million. Excluding $8.5 million for business optimization costs and $4.6 million of costs associated with implementing our cost sharing arrangements with FRAM Group, we generated $53.0 million of cash from operations. Profits, before deducting depreciation and amortization and other non-cash items, provided cash of $38.2 million.

Net cash provided by operating working capital was $1.5 million. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. An increase in accounts payable provided cash of $19.1 million. The increase in accounts payable was due largely to the increase in inventories in our cooling systems, fuel delivery systems and vehicle electronics product lines. A decrease in accounts receivable provided cash of $6.3 million. The decrease in accounts receivable was primarily due to lower sales in our filtration and fuel delivery systems product lines, offset in part by changes in customer credit terms and increased sales with an existing retail customer. A decrease in the related party receivables, net, primarily due to the timing of payments to FRAM Group related to shared distribution facilities changes, provided cash of $2.9 million. An increase in inventories resulted in the use of cash of $26.8 million. The increase in inventories was primarily due to higher inventory requirements in our cooling systems product line to meet OEM order requirements, build of inventory in our fuel delivery systems and vehicle electronics product lines for new product roll-out, and build of safety stock in our fuel delivery systems product line during the transition period to outsource production. Changes in all other assets and liabilities netted to a $0.2 million provided cash. The cash provided primarily related to (i) a $6.6 million decrease in our federal tax receivable based upon finalization of tax returns and year-end provisions, (ii) $3.5 million in customer rebates and credits due to timing of payments and (iii) $2.2 million for the collection of Mexican value-added tax receivables. These items were partially offset by the use of cash related primarily to (i) a $4.0 million reduction of product returns liabilities including $1.6 million related to contractual changes, (ii) $2.6 million for pension contributions in excess of pension expense, (iii) $1.7 million for customer returned inventory in transit, (iv) $1.7 million for professional fee payments, (v) $1.0 million for prepayment of tooling costs and (vi) $0.8 million for restructuring related payments.

Net Cash Used in Investing Activities

Capital expenditures were $40.6 million and used primarily for construction of a new building at our Fond du Lac, Wisconsin facility, additional expenditures related to long life-cycle OEM contracts and cost savings initiatives. We received proceeds of $1.4 million primarily from the sale of idle land, building and equipment by one our of Mexican subsidiaries.

Net Cash Used in Financing Activities

We made debt repayments totaling $3.0 million on the Senior Secured Term Loan Facility, which included a required excess cash flow prepayment of $1.4 million. The excess cash flow payment was applied to the scheduled quarterly amortization payments due March 31, 2013 and June 30, 2013. In addition, we made payments totaling $0.1 million under our capital lease obligations.

Year Ended December 31, 2012 (Successor)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $51.8 million. Excluding $14.6 million for business optimization costs and $7.1 million of costs associated with implementing our cost sharing arrangements with FRAM Group, we generated $73.5 million of cash from operations. Profits, before deducting depreciation and amortization and other non-cash items, generated cash of $83.0 million.

We generated cash of $13.1 million from operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. A decrease in accounts receivable and an increase in accounts payable generated cash of $29.9 million and $9.4 million, respectively. The decrease in accounts receivable was primarily due to an increase in the amount of factored accounts receivable and lower third party sales in the fourth quarter of 2012, primarily due to the loss of a customer. The increase in accounts payable was due largely to production requirements for early 2013 orders and FRAM Group related party sales. An increase in inventories resulted in a use of cash of $16.6 million. The $16.6 million increase in inventories was due to inventory builds to support higher anticipated sales levels, including orders delayed until early 2013 and related party sales to FRAM Group. An increase in the related party receivables, net, primarily from the related party filtration sales to FRAM Group, offset by the collection of expense recharges and receipt of prepaid fixed assets from FRAM Group, resulted in a use of cash of $9.6 million. Changes in all other assets and liabilities netted to a $44.3 million use of cash. This use of cash related primarily to (i) $14.3 million for pension contributions in excess of pension expense, (ii) $12.4 million from income taxes including a $2.5 million payment in connection with a transfer price audit assessment related to one of Holdings’ Chinese subsidiaries, (iii) $9.6 million in lower product returns reserves including the reduction of product returns reserves associated with a former and a current customer that are no longer needed and favorable claims experience, (iv) payment of the antitrust litigation settlement of $7.8 million, (v) $1.6 million for lower medical and workers’ compensation estimates driven by favorable claims experience and (vi) $1.4 million of reductions in accruals for customer rebate, discount and credit programs. These items were partially offset by $0.7 million for higher severance and restructuring accruals.

Net Cash Used in Investing Activities

Capital expenditures were $36.8 million and used primarily for cost savings initiatives and capital investment requirements for long life-cycle OEM contracts launching over the next year.

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

We received proceeds of $0.5 million from the economic development loan with the Fond du Lac County Economic Development Corp. to assist with the expansion of our vehicle electronics manufacturing facility in Fond du Lac, Wisconsin.

Year Ended December 31, 2011 (Successor)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $55.7 million. Profits, before deducting depreciation and amortization and other non-cash items, generated cash of $66.4 million. Excluding the $11.3 million of merger and acquisition costs and $7.3 million of costs related to our implementation of our cost sharing and manufacturing arrangements with FRAM Group, profits generated $85.0 million of cash. A decrease in accounts receivable and an increase accounts payable resulted in a generation of cash of $8.3 million and $18.7 million, respectively. The decrease in accounts receivable was due primarily to a higher level of factored accounts receivable in 2011, offset in part by higher combined sales of $491.6 million in the third and fourth quarters of 2011 compared to $478.5 million in the third and fourth quarters of 2010. Factored accounts receivable totaled $171.3 million at December 31, 2011 compared to $138.1 million at the UCI Acquisition date. The $18.7 million increase in accounts payable was due largely to the increase of $9.8 million in inventory during the period and timing of payments at December 31, 2011 compared to the UCI Acquisition date. An increase in inventory resulted in a $9.8 million use of cash. The $9.8 million increase in inventories was due to (i) inventory build in the fourth quarter of 2011 to support the increased production for FRAM Group beginning in 2012 and (ii) higher order requirements in December 2011, offset by inventory builds in the fourth quarter of 2010 to support special order product shipped in the first quarter of 2011. An increase in related party receivables resulted in a $10.2 million use of cash. The increase was primarily costs related to the implementation of our cost sharing and manufacturing arrangements with FRAM Group paid by us that were repaid by FRAM Group in February 2012. See Note 15 of the audited consolidated financial statements included elsewhere in this annual report for a more detailed discussion. Changes in all other assets and liabilities netted to a $17.7 million use of cash. This amount primarily related to (i) pension contributions in excess of pension expense of $10.0 million, (ii) payment of $9.0 million related to the settlement of the patent litigation, (iii) timing of employee-related accrued liabilities, including bonus and profit sharing payments and insurance, and (iv) timing of payments for amounts due to customers related to various rebate and discount programs that are settled annually.

Net Cash Used in Investing Activities

We acquired 100% of the outstanding stock of UCI International, Inc. for a purchase price of $375.0 million. Cash acquired was $189.7 million, which resulted in a net cash outflow of $185.3 million to acquire UCI International.

Capital expenditures were $24.7 million and used primarily for cost reduction activities and capital investment requirements for recently awarded long life-cycle OEM contracts.

At December 31, 2010, UCI International had posted $16.3 million of cash to collateralize a letter of credit outstanding. In connection with entering into the Senior Secured Credit Facilities, the letters of credit were replaced by letters of credit issued under the Senior Secured Revolving Credit Facility and the cash collateral was released and became available for general corporate purposes.

We paid $1.5 million to acquire certain assets from Honeywell Automotive Parts Services (Shanghai) Co., Ltd.

Net Cash Provided by Financing Activities

As part of the Transactions, our stockholder made the Equity Contribution of $320.0 million.

Borrowings drawn included the $298.5 million proceeds of the Senior Secured Credit Facilities, net of original issue discount of $1.5 million, the issuance of the Senior Notes in the amount of $400.0 million and short-term borrowings of $3.1 million by our Chinese subsidiaries.

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

January 1, 2011 Through January 25, 2011 (Predecessor)

Net Cash Used in Operating Activities

Net cash used in operating activities was $9.3 million. Profits, before deducting depreciation and amortization, and other non-cash items, used cash of $7.7 million. This use of cash was primarily the result of merger and acquisition costs incurred by UCI International prior to the UCI Acquisition date. A decrease in accounts receivable resulted in a generation of cash of $7.3 million, while an increase in inventories used cash of $3.7 million. The decrease in accounts receivable was primarily due to strong collections after December 31, 2010 and an increase in factored accounts receivable. Factored accounts receivable totaled $138.1 million at the UCI Acquisition date compared to $137.8 million at December 31, 2010. The increase in inventory was due primarily to inventory builds to support customers’ annual restocking programs. A decrease in accounts payable resulted in a use of cash of $11.1 million due in part to the higher inventory levels and timing of payments. Changes in all other assets and liabilities netted to a $5.9 million provision of cash. This change primarily related to the accrual of call premium and redemption period interest on the Senior PIK Notes that were assumed by Holdings and discharged as part of the Transactions.

Net Cash Used in Investing Activities

Capital expenditures were $1.6 million and used primarily for cost reduction activities.

Net Cash Used in Financing Activities

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

Debt Capitalization

At December 31, 2013 and 2012, we had $76.6 million and $78.9 million of cash and cash equivalents, respectively. Our non-U.S. subsidiaries had cash balances of $16.2 million and $12.4 million at December 31, 2013 and December 31, 2012, respectively. The following table details our debt outstanding (in millions):

	Successor
	December 31, 2013	December 31, 2012
Senior Secured Term Loan Facility	$291.0	$294.0
Senior Notes	400.0	400.0
Capital lease obigations	0.3	0.3
Economic development loan	0.4	0.5
Unamortized original issue discount	(0.6)	(0.9)

	691.1	693.9
Less:
Current maturities	3.2	3.2

Long-term debt	$687.9	$690.7

Our significant debt service obligation is an important factor when assessing our liquidity and capital resources. At our December 31, 2013 debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs and debt discount, was $54.9 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. An increase of 0.25 percentage points (25 basis points) over the Adjusted LIBO Rate floor of 1.5% on our variable interest rate debt would increase our annual interest cost by $0.7 million. A decrease in the variable interest rate would have no impact due to the Adjusted LIBO Rate floor. The one month unadjusted LIBO Rate at December 31, 2013 was 0.169%.

Scheduled Maturities

Below is a schedule of required future repayments of all debt outstanding as of December 31, 2013 (in millions).

2014	$3.2
2015	3.2
2016	3.1
2017	282.2
2018	—
Thereafter	400.0

$691.7

Management’s Action Plan and Outlook

Our primary sources of liquidity are cash on hand, cash flow from operations, available borrowing capacity under the Senior Secured Revolving Credit Facility and accounts receivable factoring arrangements.

Accounts Receivable Factoring

Factoring of customer trade accounts receivable is a significant part of our liquidity. Subject to certain limitations, our Senior Secured Credit Facilities permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements. At December 31, 2013, we had factoring relationships arranged by seven customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the increase in our utilization of customer factoring programs due to customers negotiating increased payment terms with us, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, or at all. If we were not able to factor accounts receivable, we would have to find other ways to finance these receivables or our liquidity would be reduced by having less cash on hand.

We sold $384.0 million and $307.5 million of receivables during the Successor years ended December 31, 2013 and 2012, respectively. If receivables had not been factored, $261.1 million and $218.1 million of additional receivables would have been outstanding at December 31, 2013 and 2012, respectively. If we had not factored these receivables, we would have had to finance these receivables in some other way or our liquidity would be reduced by having less cash on hand. Our short-term cash projections assume an increase in the level of factored accounts receivable over the $261.1 million level at December 31, 2013 due to a forecasted increase in our gross days’ sales outstanding resulting from extending accounts receivable terms with certain customers.

Short-Term and Long-Term Liquidity Outlook

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

Capital expenditures for 2014 are expected to be approximately $47 million including equipment and tooling requirements to accelerate the internal manufacture of high volume parts that are currently being purchased, expenditures related to our OEM contracts and on-going manufacturing footprint optimization projects. The remaining forecasted capital expenditures primarily represent cost reduction projects and ongoing capital maintenance.

Based on our forecasts, we believe that cash flow from operations, available cash and cash equivalents and available borrowing capacity under the Senior Secured Revolving Credit Facility will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for the next twelve months.

Cost Sharing and Manufacturing Arrangements with FRAM Group

On July 29, 2011, Autoparts Holdings, an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Graeme Hart, completed the acquisition of FRAM Group. Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Hart. In addition, our business and FRAM Group are operated by a common senior management team.

Our and the FRAM Group businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. Extensive analysis was conducted to identify initial integration opportunities and additional analysis continues to identify potential further integration opportunities. Actions taken to date have resulted in cost savings benefiting both us and FRAM Group. However, we may not be able to achieve the total anticipated cost savings or purchasing benefits in connection with the cost sharing and manufacturing arrangements with FRAM Group. Such activities inherently involve risks, including those associated with assimilating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of our operations. There may be additional costs or liabilities that are not currently anticipated, including unexpected loss of key employees or customers and hiring additional management and other critical personnel. These activities may also be disruptive to our ongoing business and not be successfully perceived by our customers. We cannot be assured we will be successful in these actions or that the two businesses will perform as anticipated.

As a result of our cost sharing and manufacturing arrangements with FRAM Group, certain FRAM Group production was relocated to our filtration manufacturing locations. We and FRAM Group continue to maintain our own customer relationships and continue to supply our existing customers. Where FRAM Group production has been relocated to our filtration manufacturing locations, we manufacture and supply product to FRAM Group in order to meet its customer orders. Product purchase orders are entered into by us and FRAM Group on an arm’s-length basis to document the terms of the sale of product between the two related businesses. Based on current forecasts, we expect to produce 36 million units for FRAM Group in 2014.

Joint Services Agreement

On July 29, 2011, we entered into a Joint Services Agreement (the “JSA”) with Autoparts Holdings. Under the JSA, we and Autoparts Holdings both agreed to purchase certain administrative services from the other party. The JSA has an initial term of one year that will be automatically renewed for an additional one year period unless either party gives written notice to the other party of non-renewal no later than ninety days prior to the end of the initial term or renewal term, as applicable. The JSA may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The JSA may also be terminated for breach or termination of affiliation. The JSA contains representations, warranties and indemnity obligations customary for agreements of this type. On July 29, 2013 and 2012, the JSA automatically renewed for additional one year periods.

Contractual Obligations

The following table is a summary of contractual cash obligations as of December 31, 2013 (in millions):

	Payments Due by Period
	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years	Total

Debt repayments (excluding interest)	$3.2	$6.3	$282.2	$400.0	$691.7
Interest payments (1)	51.9	102.3	78.1	4.3	236.6
Estimated pension funding (2)	4.8	17.8	8.8	See (2) below	31.4
Other post-retirement benefit payments (3)	0.7	1.4	1.4	See (3) below	3.5
Operating leases	5.5	8.2	3.6	4.0	21.3
Purchase obligations (4)	78.8	—	—	—	78.8
Unrecognized tax benefits (5)	—	—	—	—	—

Total contractual cash obligations	$144.9	$136.0	$374.1	$408.3	$1,063.3

(1)	Estimated interest payments are based on the assumption that (i) December 31, 2013 interest rates will prevail throughout all future periods, (ii) debt is repaid on its original due date, and (iii) no new debt is issued.

(2)	Estimated pension funding is based on the composition of pension plans, the plan benefits and actuarial assumptions as of December 31, 2013. Pension funding may continue beyond year 5. Nevertheless, estimated pension funding is excluded from the table after year 5. See Note 13 to the audited consolidated financial statements included elsewhere in this annual report for the funding status of Holdings’ pension plans as of December 31, 2013.
(3)	Estimated benefit payments are based on actuarial assumptions as of December 31, 2013. Benefit payments may continue beyond year 5. Nevertheless, estimated payments are excluded from the table after year 5. See Note 13 to the audited consolidated financial statements included elsewhere in this annual report for the funding status of Holdings’ other post-retirement benefit plans as of December 31, 2013.
(4)	Included in the purchase obligations is $7.6 million related to property, plant and equipment. The remainder is for materials, supplies and services routinely used in our normal operations.
(5)	Possible payments of $1.8 million related to unrecognized tax benefits are not included in the table because management cannot make reasonably reliable estimates of when cash settlement will occur, if ever. These unrecognized tax benefits are discussed in Note 12 to the audited consolidated financial statements included elsewhere in this annual report.

In addition, the outstanding term loans under the Senior Secured Credit Facilities are required to be prepaid with up to 50% of our excess cash flow (which will be reduced to 25% if the senior secured leverage ratio is less than or equal to 2.00x).

Treasury Policy

Our treasury policy seeks to ensure that adequate financial resources are available for the development of our businesses while managing our currency and interest rate risks. Our policy is to not engage in speculative transactions. Our policies with respect to the major areas of our treasury activity are set forth in “Management’s Action Plan and Outlook” above.

Off Balance Sheet Arrangements

We do not enter into off balance sheet arrangements other than letters of credit and operating leases in the normal course of business.

Disclosure under Section 13(r) of the Exchange Act

We are disclosing the following information pursuant to Section 13(r) of the Exchange Act. SIG Combibloc Group AG (“SIG”) is a subsidiary of Reynolds Group Holdings Limited (“RGHL”), the sole indirect owner of which is Mr. Graeme Hart, and thereby an affiliate of Holdings for purposes of this disclosure. SIG has provided us with the following information:

SIG owns 50% of SIG Combibloc Obeikan Company Limited, a Saudi Arabian joint venture (“SIG Obeikan”). A minor portion of SIG Obeikan’s business includes selling carton sleeves to Iran Dairy Industries Co. – Pegah Product Dairy Production (“IDIC”), which are used for packaging milk and other dairy products. IDIC is, to SIG’s knowledge, majority-owned by a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. SIG Obeikan’s 2013 gross sales to IDIC were approximately €9 million and its net profit from such sales was approximately €3 million. SIG Obeikan intends to continue this activity.

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

The following table lists the members of the boards of directors of Holdings and UCI International, Inc. and the senior management of UCI International, Inc. as of the date of this annual report:

Directors of Holdings and Directors and Senior Management of UCI International, Inc.

Name	Age	Position
Graeme Hart	58	Sole indirect owner, Director of Holdings
Allen Hugli	51	Director of Holdings
Gregory Cole	50	Director of Holdings
Bryce Murray	56	Director of Holdings
Thomas Degnan	66	Director of Holdings
Bruce Zorich	60	President, Chief Executive Officer, Director of UCI International, Inc.
Ricardo Alvergue	54	Vice President, Chief Financial Officer, Director of UCI International, Inc.
Keith Zar	59	Vice President, General Counsel and Secretary, Director of UCI International, Inc.

Holdings has no independent directors. The directors do not serve a specific term and can be removed at any time by the strategic owner.

Graeme Hart is the sole indirect owner of Holdings and has served as a director of Holdings since February 2011. In addition, Mr. Hart is the ultimate owner and a director of RGHL, a global manufacturer and supplier of consumer food, beverage and foodservice packaging products and the ultimate owner of Carter Holt Harvey Limited (“Carter Holt”, which was previously listed on the New Zealand Stock Exchange and is in the business of building supplies, pulp and paper and wood products, mainly in Australia and New Zealand) and the ultimate owner and a director of Autoparts Holdings, a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts. Mr. Hart is also the sole shareholder and a director of Rank Group and a director of a number of private investment companies.

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

Bryce Murray has served as a director of Holdings since its formation. Mr. Murray is a member of the Audit Committee of Holdings. In addition, Mr. Murray is a director of RGHL and has an oversight role over a number of the operating companies within the RGHL group of companies. He also is a director of Rank Group and other entities owned by Mr. Hart. He has primary responsibility for the operational management of the Carter Holt group of companies. He joined Rank Group in 1992 as Chief Financial Officer and held this position until 2004. During his time with Rank Group, he has held a number of roles involving financial control, financing, acquisitions, divestments and strategy. He also served as a director of Burns Philp and of Carter Holt while both were public companies. Prior to joining Rank Group, Mr. Murray was a partner with the accounting firm Deloitte Touche Tohmatsu (New Zealand).

Thomas Degnan has served as a director of Holdings since March 2012 and was a director of UCI International, Inc. from the UCI Acquisition until 2012. In addition, Mr. Degnan is a director and the Chief Executive Officer of RGHL, a position he has held since 2007, and a director and officer of a number of companies within the RGHL group of companies. Mr. Degnan also served as a director of Burns Philp and of Carter Holt while both were public companies.

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

Ricardo Alvergue has served as Chief Financial Officer and a director of UCI International, Inc. since February 2013. He has also served as Chief Financial Officer for FRAM Group since February 2013. Prior to joining UCI International, Mr. Alvergue was the Chief Financial Officer of Evergreen Packaging, Inc., part of the RGHL group of companies, from 2007 until 2013. Mr. Alvergue has also held the Chief Financial Officer role for the North American Burns Philp group of companies from 1999 to 2009. Prior to this he has held several financial positions including six years of experience in audit with KPMG.

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

Holdings’ Board Committees

In March 2012, the Board of Directors of Holdings established an Audit Committee to oversee the financial reporting process including the hiring and performance of external auditors, and to monitor the internal control process and the choice of accounting policies and principles. The members of the Audit Committee are Mr. Allen Hugli, Mr. Gregory Cole and Mr. Bryce Murray. The Audit Committee has adopted a Charter under which the committee operates. The Charter provides that the Audit Committee will be appointed annually by the Board of Directors. The Board of Directors may remove or replace members of the Audit Committee at any time.

Holdings does not have a Remuneration Committee.

Directors’ and Senior Management’s Compensation

The aggregate compensation paid to our businesses’ key management and personnel, including incentive bonus payments, pension contributions, compensation for loss of office, and the estimated total value of benefits-in-kind granted to key management and personnel as a group during the Successor year ended December 31, 2013 was $2.9 million. The directors do not receive compensation for their services in such capacities.

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

Mr. Zorich participates in the Champion Laboratories, Inc. Pension Plan. During the Successor year ended December 31, 2013, the value of Mr. Zorich’s accumulated benefits under the plan was $0.3 million. For more information regarding the plan, see Note 13 to the audited consolidated financial statements included elsewhere in this annual report. Mr.  Zorich is the only member of senior management who participates in a company pension plan.

Directors’ and Senior Management’s Service Contracts

No director has a service contract relating to his position as director.

Mr. Zorich and Mr. Zar have entered into employment agreements with UCI International, Inc. Mr. Alvergue has entered into an employment letter with UCI International, Inc.

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

Employees

As of December 31, 2013, 2012 and 2011, we had approximately 3,900, 3,900 and 3,800 employees, respectively. In 2013, 2012 and 2011, approximately 67%, 69% and 75%, respectively, of our workforce was located in the U.S. and approximately 22%, 18% and 15%, respectively, of our workforce was located in China. As of December 31, 2013, approximately 13% of our workforce was represented by union affiliations and collective bargaining agreements at two of our U.S. manufacturing locations. The collective bargaining agreement for our Fond du Lac, Wisconsin plant expires in April 2015. The collective bargaining agreement for our Fairfield, Illinois plant was renewed in August 2013 and will expire in August 2014. Management considers our labor relations to be good and our labor rates competitive.

Share Ownership

Other than Mr. Graeme Hart, no director or member of our senior management team beneficially owns any shares in Holdings or UCI International, Inc.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders and Beneficial Ownership

As of the date of this annual report, Holdings and UCI International, Inc. are indirectly wholly-owned by Mr. Graeme Hart. As of December 31, 2013 and 2012, Mr. Hart indirectly owned 1,002 shares of Holdings and 1,000 shares of UCI International, Inc.

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

Rank Group

The immediate parent of Holdings is UCI Holdings (No.1) Limited and the ultimate controlling entity is UCI Holdings (No.2) Limited. The ultimate sole shareholder of Holdings is Mr. Graeme Hart. During the Successor years ended December 31, 2013 and 2012, Rank Group, an entity under the common ultimate control of Mr. Graeme Hart, incurred on behalf of us third party professional fees and expenses totaling $0.1 million, which were then charged to us. As of December 31, 2013 and 2012, there were no balances payable.

Joint Services Agreement

On July 29, 2011, we entered into a JSA with Autoparts Holdings. Under the agreement, we and Autoparts Holdings both agreed to purchase certain administrative services from the other party. The JSA has an initial term of one year that automatically renewed on July 29, 2013 and 2012 for additional one year periods. The JSA may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The JSA may also be terminated for breach or termination of affiliation. The JSA contains representations, warranties and indemnity obligations customary for agreements of this type. During the Successor years ended December 31, 2013 and 2012, we charged Autoparts Holdings a net $5.6 million and $2.6 million, respectively, for services rendered pursuant to the JSA. As of December 31, 2013 and 2012, we had receivables from Autoparts Holdings of $0.4 million and $0.6 million, respectively, included in “Related party receivables” in the audited consolidated balance sheets. These amounts are to be repaid in the normal course of business.

UCI International and FRAM Group Cost Sharing and Manufacturing Arrangements

On July 29, 2011, Autoparts Holdings, an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Hart, completed the acquisition of the automotive consumer products business of Honeywell International Inc. Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Hart. In addition, our business and FRAM Group are operated by a common senior management team.

During the Successor years ended December 31, 2013 and 2012, we incurred costs of $7.6 million and $27.0 million, respectively, related to the implementation of our cost sharing and manufacturing arrangements with FRAM Group. We charged FRAM Group $0.9 million and $19.9 million during the Successor years ended December 31, 2013 and 2012, respectively, for FRAM Group’s share of the costs. As of December 31, 2013 and 2012, balances totaling $2.3 million payable and $2.7 million receivable, respectively, remained unpaid and are included in “Related party receivables” in the audited consolidated balance sheets. These amounts are to be repaid in the normal course of business.

Product Purchase Arrangement

Our and the FRAM Group businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. As a result of our cost sharing and manufacturing arrangements with FRAM Group, FRAM Group has ceased operating at two locations and relocated those operations into other FRAM Group and our filtration manufacturing locations. We and FRAM Group have maintained our own customer relationships and supply our existing customers. Where FRAM Group production has been relocated to our filtration manufacturing locations, we manufacture and supply products to FRAM Group in order to meet their customer orders. Product purchase orders are entered into by us and FRAM Group on an arm’s-length basis to document the terms of the sale of products between us. During 2013, we produced approximately 44 million units for FRAM Group and, based on current forecasts, expect to produce approximately 36 million units for FRAM Group in 2014. As of December 31, 2013 and 2012, we had outstanding receivable balances of $20.0 million and $17.3 million, respectively, related to shipment of products to FRAM Group included in “Related party receivables” in the audited consolidated balance sheets.

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

The Senior Notes mature on February 15, 2019. Each Senior Note bears interest at 8.625% per annum from the issue date or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears to holders of record at the close of business on February 1 or August 1 immediately preceding the interest payment date on February 15 and August 15 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

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

At December 31, 2013:

(1)	Holdings and its subsidiaries had an aggregate principal amount of $291.0 million of indebtedness outstanding secured by liens, and Holdings and its subsidiaries had $67.7 million of availability under the Senior Secured Revolving Credit Facility under the Senior Secured Credit Facilities, which if borrowed would be similarly secured; and

(2)	Holdings and its subsidiaries had an aggregate principal amount of $691.0 million of unsubordinated indebtedness outstanding consisting of amounts outstanding under the Senior Notes (including the Guarantees with respect thereto) and the Senior Secured Credit Facilities.

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

Unless a subsidiary of Holdings is a subsidiary Guarantor or the Issuer, claims of creditors of such subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such subsidiary generally will have priority with respect to the assets and earnings of such subsidiary over the claims of creditors of the Issuer, including holders of the Senior Notes. The Senior Notes, therefore, will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of subsidiaries of Holdings that are not the subsidiary Guarantors or the Issuer. As of December 31, 2013, UCI International, Inc.’s subsidiaries that do not guarantee the Senior Notes accounted for $173.5 million, or approximately 12% of our total assets, and for the Successor year ended December 31, 2013, UCI International, Inc.’s subsidiaries that do not guarantee the Senior Notes accounted for (i) $85.3 million, or approximately 9%, of our net sales to third parties and (ii) $15.3 million, or approximately 13%, of our total Adjusted EBITDA. See “Part I, Item 3. Key Information—Risk Factors — Risks Related to Our Structure, the Guarantees and the Senior Notes. Not all of our subsidiaries guarantee the Senior Notes, and the Senior Notes and the guarantees of the Senior Notes are structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.”

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

Structure

The Senior Secured Credit Facilities consist of the following:

•	$300.0 million of term loans under the Senior Secured Term Loan Facility, borrowed by the Issuer on the closing of the Transactions ($291.0 million outstanding at December 31, 2013 ); and

•	a Senior Secured Revolving Credit Facility of $75.0 million (of which up to $50.0 million may be drawn by way of letters of credit), which was undrawn at December 31, 2013 and which may be drawn by the Issuer or any Additional Borrowers. Certain letters of credit were issued at December 31, 2013 and, consequently, availability under the Senior Secured Revolving Credit Facility was reduced by $7.3 million.

We (or any Additional Borrower) may by written notice to the agent under the Senior Secured Credit Facilities request incremental term or revolving facilities in an amount of up to $235.0 million (the “Incremental Facility Amount”) in the aggregate, less any amounts previously used to incur such incremental facilities. The existing lenders have no obligation to make the Incremental Facility Amount available to us, and the existing lenders may agree or decline to participate in the incremental facilities in their sole discretion. The Senior Secured Credit Facilities provide that, to the extent incremental term loans or incremental revolving commitments are used concurrently with the incurrence thereof to refinance term loans and revolving credit commitments outstanding under the Senior Secured Credit Facilities, such usage will not reduce the otherwise available Incremental Facility Amount.

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

In addition, the outstanding term loans under the Senior Secured Credit Facilities are required to be prepaid with (a) up to 50% of excess cash flow (which will be reduced to 25% if the senior secured leverage ratio is less than or equal to 2.00x), (b) 100% of the net cash proceeds of certain asset dispositions, subject to certain thresholds and reinvestment exceptions, and (c) 100% of the net proceeds of debt that is incurred in violation of the Senior Secured Credit Facilities.

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

In addition, the Senior Secured Credit Facilities contain customary financial covenants, including a maximum senior secured leverage ratio, a minimum interest coverage ratio and limitations on capital expenditures. We are required to maintain a minimum interest coverage ratio of 2.00x and a maximum senior secured leverage ratio which becomes increasingly more restrictive over time to 2.50x. The maximum senior secured leverage ratio was 3.25x during 2013 and is 3.00x during 2014.

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

Foreign Currency Exposure

Currency Translation

As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the Euro, Mexican peso, British pound and the Chinese yuan. The results of operations of our non-U.S. subsidiaries are translated into U.S. dollars at the average exchange rates for each relevant period, except for our Chinese subsidiaries, where cost of sales is translated primarily at historical exchange rates. This translation has no impact on our cash flow. However, as foreign exchange rates change, there are changes to the U.S. dollar equivalent of sales and expenses denominated in currencies other than U.S. dollars. In 2013, approximately 9% of our net sales were made by our non-U.S. subsidiaries and our total non-U.S. net sales represented approximately 18% of our total net sales. While these results, as measured in U.S. dollars, are subject to foreign exchange rate fluctuations, we do not consider the related risk to be material to our financial condition or results of operations.

The following table summarizes the potential impact on sales of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	2013 Sales	Potential Impact
Euro	$47.2	$4.7
Mexican peso	21.6	2.2
British pound	14.4	1.4
Chinese yuan	6.6	0.7

Except for the Chinese subsidiaries, the balance sheets of non-U.S. subsidiaries are remeasured into U.S. dollars at the closing exchange rates as of the relevant balance sheet date. Any adjustments resulting from the remeasurement are recorded in accumulated other comprehensive income (loss) on our audited consolidated balance sheets. For our Chinese subsidiaries, non-monetary assets and liabilities are remeasured into U.S. dollars at historical rates and monetary assets and liabilities are remeasured into U.S. dollars at the closing exchange rate as of the relevant balance sheet date. Adjustments resulting from the remeasurement of the balance sheets of our Chinese subsidiaries are recorded in our statements of comprehensive income (loss).

The following table summarizes the potential impact on net asset values of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our non-U.S. subsidiaries (in millions):

	2013 Net Asset Value	Potential Impact
Euro	$31.6	$3.2
Mexican peso	13.8	1.4
British pound	1.3	0.1

Currency Transactions

Currency transaction exposure arises when sales and purchases are made by a company in a currency other than its own functional currency. In 2014, we expect to source approximately $113 million of components from China. To the extent possible, we structure arrangements where the purchase transactions are denominated in U.S. dollars as a means to minimize near-term exposure to foreign currency fluctuations. A weakening of the U.S. dollar means that we pay more U.S. dollars to obtain components from China, which equates to higher cost of sales. If the U.S. dollar weakened by 10% against the Chinese yuan, the potential impact would be to increase estimated 2014 cost of goods sold by approximately $11 million. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful. During the year ended December 31, 2013, the value of the Chinese yuan increased by 2.9%. The value of the yuan increased 1.9% during the year ended December 31, 2012.

Prior to 2012, our Mexican operations sourced a significant amount of inventory from the United States. In 2012, we initiated, and during 2013 completed, a restructuring plan affecting our Mexican operations, which has resulted in a reduction in the amount of U.S. sourced inventory purchased by our Mexican operations, thereby reducing our currency exposure risk related to these inventory purchases. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the year ended December 31, 2013, the U.S. dollar strengthened against the Mexican peso by 1.6%, which ended a downward trend that began in the second half of 2012. During the year ended December 31, 2012 the U.S. dollar weakened against the Mexican peso by 6.6%.

We will continue to monitor our transaction exposure to currency rate changes and in the future may enter into currency forward and option contracts to reduce this exposure, as appropriate. As of December 31, 2013, we had no foreign currency contracts outstanding. We do not engage in speculative activities.

Interest Rate Risk

At December 31, 2013 debt levels and borrowing rates, annual interest expense including amortization of deferred financing costs and debt discount, would be $54.9 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. If variable interest rates were to increase by 0.25% per annum over the Adjusted LIBO Rate floor, the net impact would be a decrease of approximately $0.5 million in our net income and cash flow. A decrease in the variable interest rate would have no impact due to the Adjusted LIBO Rate floor. The one month unadjusted LIBO Rate at December 31, 2013 was 0.169%. We utilize, and we will continue to utilize, sensitivity analyses to assess the potential effect of interest rate fluctuations on our variable rate debt.

Historically, we periodically entered into interest rate agreements to manage interest rate risk on borrowing activities. On September 28, 2010, UCI entered into a “swaption” agreement providing UCI with the right but not the obligation to enter into an interest rate swap on or about March 23, 2012. The swaption agreement expired on March 31, 2012 without any action on UCI’s part. The cost of entering into the swaption was $0.5 million. UCI did not designate or account for the swaption as a hedge. Changes in the market value of the swaption were recognized in “Miscellaneous, net” in the consolidated statements of comprehensive income (loss).

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

Management evaluated the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commissions, or COSO, framework. Based on this evaluation, management has assessed the effectiveness of Holdings’ internal control over financial reporting, as of December 31, 2013, and concluded that such internal control over financial reporting is effective.

(c) Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the Successor year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during 2013.

ITEM 16.	RESERVED.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Mr. Allen Hugli, a member of the Audit Committee, has been designated by the Board of Directors as the “Audit Committee Financial Expert” as defined by the SEC. Mr. Hugli is not independent of management as defined by the listing standards of the New York Stock Exchange.

ITEM 16B.	CODE OF ETHICS.

In March 2012, we adopted a Code of Ethical Conduct for Financial Managers applicable to the Company’s Chief Executive Officer, Chief Financial Officer, Controller, Treasurer, Tax Director, Assistant Controllers, Assistant Treasurers and the Chief Executive Officers, Chief Financial Officers and Controllers of the Company’s principal business units. This Code of Ethical Conduct for Financial Managers covers a range of financial and non-financial business practices and procedures, requiring Financial Managers to act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, to fully and fairly disclose appropriate information in a timely and understandable manner, and to comply with applicable governmental laws, rules and regulations and other appropriate private and public regulatory agencies. Any waiver of the Code of Ethical Conduct for Financial Managers may be made only by the Board of Directors or, if the Board of Directors shall determine, by the Audit Committee, and will be promptly disclosed as required by law. There have been no waivers of the Code of Ethical Conduct for Financial Managers as of the date of this annual report. The Code of Ethical Conduct for Financial Managers will be provided to any person, without charge, by contacting the Company in writing at 1900 West Field Court, Lake Forest, Illinois 60045, attention Vice President, Internal Audit.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the fees billed to us for professional services rendered by our principal accountant, Grant Thornton LLP (in thousands):

	Total Fees
Services	2013	2012	2011
Audit fees (1)	$1,448	$1,670	$2,240
Audit-related fees (2)	223	189	120
Tax fees (3)	—	—	—

Total	$1,671	$1,859	$2,360

(1)	Audit fees include fees for the audit of our annual consolidated financial statements, reviews of quarterly financial statements and the audit or review services related to the issuance and registration of the Senior Notes with the SEC.
(2)	Audit-related fees in 2013, 2012 and 2011 included audits of our pension plans.
(3)	Tax Fees: No tax services were rendered during 2013, 2012 and 2011.

Upon establishing our Audit Committee, our policy requires the Audit Committee to approve all audit, audit-related, tax and other services.

Subsequent to the UCI Acquisition and until establishing our Audit Committee, our policy was to require the Board of Directors’ approval for all audit, audit-related, tax and other services.

Prior to the UCI Acquisition, UCI International, Inc.’s former Board of Directors maintained an Audit Committee, whose policy was to require the Audit Committee to pre-approve audit, audit-related, tax and other services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

The audited consolidated financial statements of Holdings are contained in “Financial Statements” beginning on page F-1 of this annual report.

ITEM 19.	EXHIBITS.

Exhibit No.	DESCRIPTION

1.1	Certificate of Incorporation of UCI Holdings Limited (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 filed April 20, 2011).

1.2	Constitution of UCI Holdings Limited (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 filed April 20, 2011).

2.1	Indenture, dated as of January 26, 2011, by and among Uncle Acquisition 2010 Corp, UCI Holdings Limited, UCI Acquisition Holdings (No. 1) Corp, UCI Acquisition Holdings (No. 2) Corp, the Subsidiary Guarantors from time to time parties thereto, and Wilmington Trust FSB, as Trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-4 filed April 20, 2011).

2.2	First Supplemental Indenture, dated as of January 26, 2011, by and among UCI International, Inc., the Subsidiary Guarantors named therein and Wilmington Trust FSB, as Trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4 filed April 20, 2011).

2.3	Form of senior note (included in Exhibit 4.3) (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 filed April 20, 2011).

4.1	Credit Agreement, dated as of January 26, 2011, by and among Uncle Acquisition 2010 Corp, UCI International, Inc., UCI Holdings Limited, UCI Acquisition Holdings (No. 1) Corp, UCI Acquisition Holdings (No. 2) Corp, the Subsidiary Guarantors from time to time parties thereto and the several lenders from time to time parties thereto and Credit Suisse AG, Cayman Islands branch, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed April 20, 2011).

4.2	Guarantor Joinder to the Credit Agreement, dated as of January 26, 2011, by and among the Subsidiary Guarantors named therein and Credit Suisse AG, Cayman Islands branch, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed April 20, 2011).

4.3	Collateral Agreement, dated as of January 26, 2011, by and among UCI International, Inc., UCI Holdings Limited, the Grantors from time to time parties thereto and Wilmington Trust FSB, as Collateral Agent (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 filed April 20, 2011).

4.4	Copyright Security Agreement, dated as of January 26, 2011, between Airtex Products, LP and Wilmington Trust FSB, as Collateral Agent (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed April 20, 2011).

4.5	Patent Security Agreement, dated as of January 26, 2011, by and among Airtex Products, LP, Champion Laboratories, Inc. and Wilmington Trust FSB, as Collateral Agent (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 filed April 20, 2011).

4.6	Trademark Security Agreement, dated as of January 26, 2011, by and among Airtex Products, LP, ASC Industries, Inc., Champion Laboratories, Inc., Wells Manufacturing, LP and Wilmington Trust FSB, as Collateral Agent (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 filed April 20, 2011).

4.7	Fourth Amended and Restated Champion Laboratories Pension Plan, effective as of January 1, 1997 (incorporated by reference to Exhibit 10.7 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

4.8	UCI Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.11 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

4.9	Agreement of Indemnification, dated January 11, 2011, by UCI Holdings Limited for the benefit and in favor of the Indemnitees named therein (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 filed April 20, 2011).

4.10	Agreement of Indemnification, dated January 26, 2011, by UCI Holdings Limited for the benefit and in favor of the Indemnitees named therein (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 filed April 20, 2011).

4.11	Joint Services Agreement, dated July 29, 2011, between UCI International, Inc. and Autoparts Holdings Limited. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed August 1, 2011).

4.12	Asset Purchase Agreement, dated March 21, 2012, between Champion Laboratories, Inc. and FRAM Group Operations LLC (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F filed March 26, 2012).

7.1	Statement of Computation of Ratio of Earnings to Fixed Charges.

8.1	List of Subsidiaries.

12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UCI Holdings Limited (Registrant)

Date: March 4, 2014	By:	/s/ Ricardo F. Alvergue
		Name:	Ricardo F. Alvergue
		Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder

UCI Holdings Limited

We have audited the accompanying consolidated balance sheets of UCI Holdings Limited (a New Zealand registered company) and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in shareholder’s equity, and cash flows for the years ended December 31, 2013, 2012 and 2011 (Successor) and UCI International, Inc. for the period from January 1, 2011 through January 25, 2011 (Predecessor). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UCI Holdings Limited and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years ended December 31, 2013, 2012 and 2011 (Successor) and the period from January 1, 2011 through January 25, 2011(Predecessor) in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP
Chicago, Illinois
March 4, 2014

UCI Holdings Limited

Consolidated Balance Sheets

(in thousands)

	Successor
	December 31, 2013	December 31, 2012

Assets
Current assets
Cash and cash equivalents	$76,619	$78,917
Accounts receivable, net (Note 4)	221,872	227,542
Related party receivables (Note 15)	17,179	19,872
Inventories (Note 6)	202,412	175,291
Deferred tax assets (Note 12)	30,256	28,877
Other current assets	22,776	27,105

Total current assets	571,114	557,604
Property, plant and equipment, net (Note 7)	168,772	160,174
Goodwill (Note 8)	309,703	309,102
Other intangible assets, net (Note 8)	373,433	399,585
Deferred financing costs, net	14,622	17,483
Other long-term assets	4,115	3,732

Total assets	$1,441,759	$1,447,680

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$152,052	$132,803
Current maturities of long-term debt (Note 11)	3,176	3,177
Related party payables (Note 15)	587	734
Product returns liability (Note 10)	42,031	45,956
Interest payable	13,081	13,177
Accrued expenses and other current liabilities (Note 9)	58,665	56,320

Total current liabilities	269,592	252,167
Long-term debt, less current maturities (note 11)	687,860	690,748
Pension and other post-retirement liabilities (Note 13)	62,256	120,093
Deferred tax liabilities (Note 12)	122,983	110,965
Long-term related party payables (Note 15)	361	—
Other long-term liabilities	2,925	2,546

Total liabilities	1,145,977	1,176,519
Contingencies (Note 14)
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(17,485)	(5,243)
Accumulated other comprehensive loss (Note 19)	(6,771)	(43,634)

Total shareholder’s equity	295,782	271,161

Total liabilities and shareholder’s equity	$1,441,759	$1,447,680

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Consolidated Statements of Comprehensive Income (loss)

(in thousands)

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Net sales
Third party net sales	$927,996	$928,115	$909,751	$78,842
Related party net sales (Note 15)	67,934	56,382	428	—

Total net sales	995,930	984,497	910,179	78,842
Cost of sales	803,973	745,995	710,360	60,296

Gross profit	191,957	238,502	199,819	18,546
Operating expenses
Selling and warehousing	(70,910)	(67,413)	(66,212)	(5,167)
General and administrative	(47,039)	(58,662)	(41,612)	(3,577)
Amortization of acquired intangible assets	(22,176)	(22,165)	(20,378)	(405)
Merger and acquisition costs (Note 2)	—	—	(11,331)	(5,170)
Restructuring costs, net (Note 3)	(7,593)	(5,877)	(1,275)	—
Stock-based compensation expense (Note 17)	—	—	—	(15,082)
Trademark impairment loss (Note 8)	(2,000)	—	(3,800)	—
Patent litigation costs (Note 14)	(2,200)	—	(387)	(500)
Antitrust litigation costs (Note 14)	(198)	(1,228)	(11,731)	(813)

Operating income (loss)	39,841	83,157	43,093	(12,168)
Other expense
Interest expense, net (Note 11)	(51,453)	(54,765)	(51,691)	(4,663)
Management fee expense	—	—	—	(139)
Loss on early extinguishment of debt (Note 11)	—	—	—	(24,153)
Debt commitment fees	—	—	(5,945)	—
Miscellaneous, net	(3,623)	(6,188)	(4,974)	(727)

(Loss) income before income taxes	(15,235)	22,204	(19,517)	(41,850)
Income tax benefit (expense) (Note 12)	2,993	(7,577)	906	13,952

Net (loss) income	(12,242)	14,627	(18,611)	(27,898)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	1,318	1,930	(4,709)	627
Pension and OPEB liability, net of tax of ($21,992), $6,041, $19,167 and ($71)	35,545	(11,085)	(29,770)	116

Total other comprehensive income (loss)	36,863	(9,155)	(34,479)	743

Comprehensive income (loss)	$24,621	$5,472	$(53,090)	$(27,155)

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Consolidated Statements of Cash Flows

(in thousands)

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Cash flows from operating activities:
Net (loss) income attributable to equity holder	$(12,242)	$14,627	$(18,611)	$(27,898)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	52,806	52,224	50,907	2,902
Amortization of deferred financing costs and debt issuance costs	3,161	2,993	2,592	303
Loss (gain) on sale of property, plant and equipment	139	(475)	—	—
Asset impairments	2,553	2,236	—	—
Fair value step-up of acquired inventory sold	—	—	16,376	—
Debt commitment fees	—	—	5,945	—
Loss on early extinguishment of debt	—	—	—	24,153
Antitrust litigation settlement accrual	—	—	7,750	—
Patent litigation settlement accrual	2,200	—	—	—
Trademark impairment loss	2,000	—	3,800	—
Deferred income taxes	(11,449)	13,111	(2,554)	(18,243)
Non-cash stock-based compensation expense	—	—	—	13,730
Excess tax benefits from shared-based payments	—	—	—	(2,661)
Other non-cash items, net	(953)	(1,716)	203	4
Changes in operating assets and liabilities:
Accounts receivable	6,347	29,929	8,299	7,270
Related party receivables, net	2,907	(9,627)	(10,211)	—
Inventories	(26,833)	(16,626)	(9,778)	(3,707)
Other current assets	4,226	(11,631)	(109)	1,323
Other assets	(380)	(1,890)	9,735	419
Accounts payable	19,060	9,376	18,747	(11,082)
Other current liabilities	(2,897)	(15,693)	(14,871)	4,714
Other long-term liabilities	(780)	(14,996)	(12,558)	(568)

Net cash provided by (used in) operating activities	39,865	51,842	55,662	(9,341)

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	—	—	(185,268)	—
Acquisition of Honeywell Automotive Parts Services (Shanghai) Co., Ltd. assets	—	—	(1,500)	—
Capital expenditures	(40,619)	(36,786)	(24,675)	(1,571)
Proceeds from sale of property, plant and equipment	1,448	1,968	176	—
Decrease in restricted cash	—	—	16,290	—

Net cash used in investing activities	(39,171)	(34,818)	(194,977)	(1,571)

Cash flows from financing activities:
Issuances of borrowings	—	500	3,147	—
Debt repayments	(3,089)	(6,552)	(3,956)	(2,633)
Payment of deferred financing costs	—	—	(20,259)	(920)
Payment of debt commitment fees	—	—	(5,945)	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	—	—	298,500	—
Issuance of Senior Notes	—	—	400,000	—
Repayment of 2010 Credit Facility	—	—	(423,938)	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	—	—	(360,115)	—
Equity contribution	—	38	320,000	—
Proceeds from exercise of stock options	—	—	—	1,077
Excess tax benefits from shared-based payments	—	—	—	2,661

Net cash (used in) provided by financing activities	(3,089)	(6,014)	207,434	185
Effect of exchange rate changes on cash	97	210	(422)	127

Net (decrease) increase in cash and cash equivalents	(2,298)	11,220	67,697	(10,600)
Cash and cash equivalents at beginning of period	78,917	67,697	—	200,330

Cash and cash equivalents at end of period	$76,619	$78,917	$67,697	$189,730

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Consolidated Statements of Changes in Shareholder’s Equity (Deficit)

(in thousands)

	Predecessor
	UCI International, Inc. Shareholders’ Equity (Deficit)
	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance at January 1, 2011	$29	$279,939	$(214,856)	$(41,475)	23,637
Recognition of stock-based compensation expense	—	13,730	—	—	13,730
Exercise of stock options	—	1,077	—	—	1,077
Tax effect of exercise of stock options	—	2,661	—	—	2,661
Net loss	—	—	(27,898)	—	(27,898)
Other comprehensive income, net of tax	—	—	—	743	743

Balance at January 25, 2011	$29	$297,407	$(242,754)	$(40,732)	$13,950

	Successor
	UCI Holdings Limited Shareholder’s Equity (Deficit)
	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity (Deficit)
Balance at January 1, 2011	$—	$(1,259)	$—	$(1,259)
Equity contribution	320,000	—	—	320,000
Net loss	—	(18,611)	—	(18,611)
Other comprehensive loss, net of tax	—	—	(34,479)	(34,479)

Balance at December 31, 2011	$320,000	$(19,870)	$(34,479)	$265,651

Equity contribution	38	—	—	38
Net income	—	14,627	—	14,627
Other comprehensive loss, net of tax	—	—	(9,155)	(9,155)

Balance at December 31, 2012	$320,038	$(5,243)	$(43,634)	$271,161

Net loss	—	(12,242)	—	(12,242)
Other comprehensive income, net of tax	—	—	36,863	36,863

Balance at December 31, 2013	$320,038	$(17,485)	$(6,771)	$295,782

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 1 — GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

UCI Holdings Limited (“Holdings”), an entity domiciled in New Zealand, was incorporated on November 26, 2010 for the purpose of consummating the acquisition of UCI International, Inc. (together with its subsidiaries “UCI International”), an entity formerly owned by members of the Carlyle Group and certain current and former officers, employees and members of management. UCI International is a leading designer, manufacturer and distributor of a broad range of filtration products, fuel and cooling systems products and vehicle electronics in North America and Europe. All operations of Holdings are conducted by United Components, Inc. (“UCI”) through its subsidiaries. As outlined in Note 2, the acquisition of UCI International was completed on January 26, 2011, at which time Uncle Acquisition 2010 Corp (an indirect subsidiary of Holdings) merged with UCI International, Inc., with UCI International, Inc. continuing as the surviving entity.

Principles of Consolidation and Basis of Presentation

Holdings was formed on November 26, 2010 for the purpose of consummating the acquisition of UCI International and, consequently, has no financial statements as of and for periods prior to that date. The audited consolidated financial statements of Holdings as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011 are presented as the “Successor.” The audited consolidated financial statements of UCI International for the period January 1, 2011 through January 25, 2011 are presented as the “Predecessor.”

Comparatives

Certain comparative balances for the Successor year ended December 31, 2012 have been reclassified to conform to the current method of presentation.

Financial Statement Presentation

The following provides a description of certain items that appear in the audited consolidated statements of comprehensive income (loss):

Net sales includes the selling price of our products sold to our customers, less provisions for warranty costs, estimated sales returns, customer allowances and cash discounts. Shipping and handling fees that are billed to customers are classified as net sales.

Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials (net of vendor consideration), direct and indirect labor costs (including pension, post-retirement and other fringe benefits), supplies, utilities, depreciation, insurance, shipping and other costs. Cost of sales also includes the procurement, packaging, and shipping of products purchased for resale.

Selling and warehousing expenses includes costs of selling and marketing, warehousing, technical services and distribution. The major cost elements for this line item include salaries and wages (including pension, post-retirement and other fringe benefits), freight, depreciation and advertising.

Advertising is expensed as incurred. Advertising expense recognized during the Successor years ended December 31, 2013 and 2012 was $2.0 million and $2.1 million, respectively. Advertising expense recognized during the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 was $1.6 million and $0.1 million, respectively.

General and administrative expenses includes the costs of executive, accounting and administrative personnel (including pension, post-retirement and other fringe benefits), professional fees, insurance, provisions for doubtful accounts, rent and information technology costs.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

The accompanying audited consolidated financial statements for the Successor include the accounts of Holdings and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The accompanying audited consolidated financial statements for the Predecessor include the accounts of UCI International, Inc., and its wholly-owned direct and indirect subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of collectability of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, environmental liabilities, warranty and product returns, insurance reserves, income taxes, pensions and other post-retirement benefits and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.

Segment Reporting

In accordance with the guidance included in Accounting Standards Codification ASC 280, “Segment Reporting,” Holdings reports as one segment. Holdings is in one business, which is the manufacturing and distribution of vehicle parts. The products and services, customer base, distribution channel, manufacturing process, procurement and economic characteristics are similar throughout all of Holdings’ operations.

Revenue Recognition

Holdings records sales, including related party sales to FRAM Group, when title has transferred to the customer, the sales price is fixed and determinable and the collection of the related accounts receivable is reasonably assured. Holdings’ related party sales to FRAM Group are entered into on an arm’s-length basis documented by product purchase orders.

Provisions for estimated sales returns, allowances and warranty costs are recorded when the sales are recorded. Sales returns, allowances and warranty costs are estimated based upon historical experience, current trends and Holdings’ expectations regarding future experience. Adjustments to such returns, allowances and warranty costs are made as new information becomes available.

In order to obtain exclusive contracts with certain customers, Holdings may incur up-front costs or assume the cost of returns of products sold by the previous supplier. The up-front costs are capitalized and amortized over the life of the contract as a reduction of sales. The cost of returns of products sold by the previous supplier is recorded as a reduction to net sales as incurred.

New business changeover costs also can include the costs related to removing a new customer’s inventory and replacing it with Holdings’ inventory, commonly referred to as a “stocklift.” Stocklift costs are recorded as a reduction of net sales when incurred.

Restructuring Charges

Holdings recognizes a liability for restructuring charges in the period in which the liability is incurred. These restructuring charges include costs for certain initiatives such as consolidation of operations or facilities, management reorganization, rationalization of non-manufacturing infrastructure, outsourcing of non-core components and asset impairments. See Note 3 for a more detailed discussion of restructuring charges.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Cash Equivalents

Certificates of deposit, commercial paper and other highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Holdings generally does not require collateral for its trade accounts receivable. Accounts receivable are recorded at face amounts less an allowance for amounts that may become uncollectible in the future. These allowances are established based on a combination of write-off history, aging analysis and specific account evaluations. When a receivable balance is known to be uncollectible, it is written off against the allowance for doubtful accounts.

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

Major renewals and improvements of property, plant and equipment are capitalized, and repairs and maintenance costs are expensed as incurred. Repairs and maintenance expenses recognized during the Successor years ended December 31, 2013 and 2012 were $6.2 million and $6.0 million, respectively. Repairs and maintenance expenses recognized during the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 were $4.8 million and $0.4 million, respectively.

Most of Holdings’ trademarks have indefinite lives and are not amortized; instead they are subject to an annual impairment evaluation. Trademarks with finite lives and other intangible assets are amortized over their useful lives on an accelerated or straight-line basis commensurate with the expected benefits received from such intangible assets.

Defined Benefit Pension and Other Post-retirement Benefits

Holdings’ consolidated balance sheets reflect the funded status of its pension and post-retirement benefit plans. The funded status of the plans is measured as the difference between the fair value of the plan assets and the projected benefit obligation. Holdings recognizes in the consolidated balance sheets the aggregate overfunding of any plans in “Other long-term assets” and the aggregate underfunding of any plans in “Accrued expense and other current liabilities” for current portions and in “Pension and other post-retirement liabilities” for non-current portions. Holdings records unrecognized gains and losses in “Accumulated other comprehensive loss, net of related taxes in the consolidated balance sheets.

Goodwill and Trademarks with Indefinite Lives

Goodwill is not amortized, but is subject to annual review unless conditions arise that require a more frequent evaluation. The review for impairment is either a qualitative assessment or a two-step process. If Holdings chooses to perform a qualitative assessment and determines that the fair value of Holdings more likely than not exceeds the carrying value, no further evaluation is necessary. For the two-step process, the first step is to compare the estimated fair value of Holdings with the recorded net book value (including the goodwill). If the estimated fair value of Holdings is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value of Holdings is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In this second step, the implied fair value of goodwill is calculated as the excess of the fair value of Holdings over the fair values assigned to Holdings’ assets and liabilities. If the implied fair value of goodwill is less than the book value of the goodwill, the difference is recognized as an impairment loss.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Holdings performs its annual goodwill impairment review as of December 31 of each year using discounted future cash flows, unless conditions exist that would require a more frequent evaluation. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows, discount rates commensurate with the risks involved in the assets, future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative costs and income and other taxes. Although Holdings bases cash flow forecasts on assumptions that are consistent with plans and estimates used to manage Holdings, there is significant judgment in estimating the cash flows. Based upon the results of the annual impairment review at December 31, 2013, it was determined that the fair value of Holdings exceeded the carrying value of its net assets, therefore no impairment of goodwill was recorded. A hypothetical 10% decrease to the fair value of Holdings would not have triggered an impairment of goodwill.

Trademarks with indefinite lives are not amortized, but are tested for impairment annually as of December 31 unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If Holdings concludes that there has been impairment, Holdings will write down the carrying value of the asset to its fair value. See Note 8 for information regarding impairment losses recorded in the Successor years ended December 31, 2013 and 2011.

Holdings also evaluates those trade names with indefinite lives to determine whether events and circumstances continue to support the indefinite lives. As of December 31, 2013, Holdings has concluded that events and circumstances continue to support the indefinite lives of these trade names.

Impairment of Long-Lived Assets, other than Goodwill and Trademarks with Indefinite Lives and Long-Lived Assets to be Disposed of

Holdings evaluates all of its long-lived assets, including intangibles with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of such long-lived assets is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows that are expected to be generated by the asset. If the carrying amount exceeds the expected undiscounted future cash flows, the asset is considered to be impaired. If an asset is considered to be impaired, it is written down to fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See Note 3 for information regarding impairment losses recorded in the Successor years ended December 31, 2013 and 2011.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carryforwards. Holdings establishes valuation allowances against deferred tax assets when the ability to fully utilize these benefits is determined to be uncertain. See Note 12 for information regarding valuation allowances currently being applied. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in income in the period that includes the enactment date.

Holdings does not provide for U.S. income taxes on undistributed earnings of its non-U.S. subsidiaries that are intended to be permanently reinvested. Where Holdings does not intend to permanently reinvest earnings of its non-U.S. subsidiaries, Holdings provides for U.S. income taxes and foreign withholding taxes, where applicable, on undistributed earnings.

Holdings records a liability for uncertain tax positions when management concludes that the likelihood of sustaining such positions upon examination by taxing authorities is less than “more-likely-than-not.” Holdings also records any interest and penalties related to these uncertain tax positions as a component of “Income tax (expense) benefit” in the consolidated statements of comprehensive income (loss).

UCI Holdings Limited

Notes to Consolidated Financial Statements

Foreign Currency Translation

Chinese operations — The functional currency of the majority of Holdings’ Chinese operations is the U.S. dollar. The results of operations are remeasured into U.S. dollars at the average exchange rates for each relevant period, except for cost of sales which is remeasured primarily at historical exchange rates. Non-monetary assets and liabilities are remeasured into U.S. dollars at historical rates, and monetary assets and liabilities are remeasured at the closing exchange rate as of the applicable balance sheet date. Adjustments resulting from the translation of the balance sheet are recorded in the consolidated statements of comprehensive income (loss).

All other non-U.S. operations — The functional currencies for all other non-U.S. operations are their local currencies. The results of operations are translated into U.S. dollars using the average exchange rates during the applicable period. Assets and liabilities of these operations are translated into U.S. dollars using the exchange rates in effect at the applicable balance sheet date. Resulting cumulative translation adjustments are recorded as a component of shareholder’s equity in “Accumulated other comprehensive loss” in the consolidated balance sheets.

Foreign Currency Transactions

Transaction exchange gains and losses are included in the consolidated statements of comprehensive income (loss) in the appropriate line based upon the nature of the transaction. The net foreign exchange losses recognized during the Successor years ended December 31, 2013 and 2012 were both $0.3 million. The net foreign exchange losses recognized during the Successor year ended December 31, 2011 was $1.1 million. There were less than $0.1 million of foreign exchange gains recognized in the Predecessor period January 1, 2011 through January 25, 2011.

Reporting of Comprehensive Income (Loss)

Comprehensive income (loss) includes (i) net income (loss), (ii) the cumulative effect of translating balance sheets of certain non-U.S. subsidiaries to U.S. dollars and (iii) adjustments for pension and other post-retirement benefit liabilities. The last two items are not included in the determination of net income and are reflected as adjustments to shareholder’s equity.

Environmental Liabilities

Holdings accrues for environmental investigation, remediation and penalty costs when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The liability is determined on an undiscounted cash flow basis and is not reduced for potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. Environmental expenditures are capitalized if they mitigate or prevent future contamination or if they improve the environmental safety or efficiency of the existing assets. All other environmental costs are expensed as incurred. Environmental cost estimates may include expenses for remediation of identified sites, long-term monitoring, payments for claims, administrative expenses, and expenses for ongoing evaluations and litigation. The liability is adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available.

Insurance Reserves

Holdings’ insurance for workers’ compensation, automobile, product and general liability includes high deductibles or self-insured retention (up to $0.5 million) for which Holdings is responsible. Deductibles for which Holdings is responsible are recorded in accrued expenses. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims and incurred but not yet reported claims. External actuaries are used to assist Holdings in estimating these losses.

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

UCI Holdings Limited

Notes to Consolidated Financial Statements

Accounting for Business Combinations

Business combinations, where the business is acquired from an unrelated third party, are accounted for under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets, and liabilities assumed is allocated to goodwill.

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

Recently Adopted Accounting Guidance

On January 1, 2013, Holdings adopted changes issued by the FASB regarding testing indefinite-lived intangible assets for impairment in connection with annual and interim impairment tests. The revised guidance allows an entity testing indefinite-lived intangible assets for impairment the option to first use qualitative factors to determine whether it is more likely than not (a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired, as a basis for determining whether it is necessary to perform the quantitative impairment test. The adoption of these changes did not have a material impact on the financial position, results of operations or cash flows of Holdings.

On January 1, 2013, Holdings adopted changes issued by the FASB intended to improve the reporting of reclassifications out of accumulated other comprehensive income of various components. Among other things, an entity is required to present, either parenthetically on the face of the financial statements or in the notes, significant amounts reclassified from each component of accumulated other comprehensive income and the income statement line items affected by the reclassification. However, an entity would not need to show the income statement line item affected for certain components that are not required to be reclassified in their entirety to net income, such as amounts amortized into net periodic pension cost. The implementation of the new disclosure requirement did not have a material impact on Holdings’ financial position or results of operations.

Recently Issued Accounting Guidance

In March 2013, the FASB issued clarifying guidance on the accounting for the release of the cumulative translation adjustment when a parent sells either a part or all of its investment in a foreign entity. This guidance is effective prospectively for fiscal years beginning after December 15, 2013, and the interim periods within those years. Management does not expect the adoption of this guidance to have a material impact on the financial position or results of operations of Holdings.

In July 2013, the FASB issued amendments to guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The amendments require entities to present an unrecognized tax benefit netted against certain deferred tax assets when specific requirements are met. The amendments are effective prospectively for fiscal years beginning after December 15, 2013, and interim periods within those years. Management does not expect the adoption of this guidance to have a material impact on the financial position or results of operations of Holdings.

UCI Holdings Limited

Notes to Consolidated Financial Statements

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

During the Successor year ended December 31, 2011, Holdings incurred merger and acquisition related costs of $11.3 million, which are included in a separate line item on the consolidated statements of comprehensive income (loss). During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred seller side merger and acquisition costs of $5.2 million. Debt issuance costs related to the acquisition financing totaled $22.5 million.

The following table presents unaudited pro forma financial information of the combined entity as though the UCI Acquisition occurred on January 1, 2011 (in millions):

Year Ended December 31, 2011
Net sales	$989.0
Net income	$0.5

The pro forma financial information has been prepared for comparative purposes only and includes certain adjustments to actual financial results. The adjustments include presenting interest expense as if the Transactions had occurred on January 1, 2011, revising estimated amortization and depreciation expense as a result of intangibles and property, plant and equipment acquired being measured at fair value and revising pension expense. The pro forma results of operations were also adjusted to exclude (1) $16.5 million of merger and acquisition costs, (2) $5.9 million of debt commitment fees, (3) $15.1 million of stock-based compensation expense relating to equity incentive awards that vested upon the change in control of UCI International, Inc., (4) the loss of $24.2 million on early extinguishment of debt and (5) $16.4 million of higher cost of goods sold resulting from the increase in inventory to fair value over the historical carrying value of acquired inventories as required under purchase accounting. The pro forma results of operations do not purport to be indicative of the results of operations that would have actually resulted had the acquisition occurred on the date indicated or that may result in the future.

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

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 3 — RESTRUCTURING COSTS, NET

Restructuring costs incurred relate to Holdings’ manufacturing and distribution footprint optimization plans and business integration activities which are reported in “Restructuring costs, net” in the consolidated statements of comprehensive income (loss). The components of “Restructuring costs, net” were as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Severance	$(3.3)	$(2.4)	$(1.1)	$—
Impairment of property, plant and equipment	(2.6)	(2.2)	—	—
Manufacturing and distribution footprint optimization	(2.2)	(0.4)	—	—
Curtailment and settlement gains (losses)	0.4	(1.3)	(0.2)	—
Gains on sale of land and buildings	0.1	0.4	—	—

	$(7.6)	$(5.9)	$(1.3)	$—

2013 Activities

Holdings recorded severance costs of $2.4 million related to involuntary terminations of employees as part of cost reduction actions and business realignment within its filtration, vehicle electronics and fuel delivery systems product lines. Holdings recorded $0.1 million for lease termination and asset retirement obligation costs associated with distribution footprint optimization of the filtration product line.

Holdings approved, announced and completed a plan to close the manufacturing operations of one of its Chinese subsidiaries and relocate the manufacturing into one of its existing U.S. filtration facilities. The plan included workforce reductions, facility closures and operations consolidation. The plan impacted 61 employees in China, all of whom were terminated as of September 30, 2013. The manufacturing facility was leased and was returned to the landlord in July 2013. The majority of the equipment was relocated to existing U.S. facilities. Holdings recorded an impairment charge of $0.5 million to write down certain equipment to estimated net realizable value, severance costs of $0.4 million and other closing costs of $0.1 million.

Holdings initiated a manufacturing footprint optimization plan for its fuel delivery systems product line. The plan involves a workforce reduction and outsourcing of production, including the relocation of associated equipment, to facilities owned by third-party component suppliers and one of Holdings’ existing subsidiaries. The plan is anticipated to be completed by the end of the second quarter of 2014. As of December 31, 2013, 14 employees had been terminated and severance costs of $0.2 million had been recognized. In addition, Holdings incurred other costs related to the plan including professional fees of $1.6 million associated with the review of the manufacturing footprint optimization plan and asset relocation costs of $0.3 million.

Holdings approved and announced a plan to close one of its U.S. filtration facilities and transfer the manufacturing capacity, along with associated equipment, to one of Holdings existing U.S. facilities and one facility operated by FRAM Group, the automotive consumer products business of Autoparts Holdings Limited (“Autoparts Holdings”). The plan will impact 232 employees with an expected plant closure date of June 30, 2014. Employees have been offered termination benefit packages, comprised of severance and medical insurance coverage, contingent on the employees working to the plant closure date or an earlier date at management’s discretion. Estimated termination benefits total $2.2 million, of which $0.3 million had been accrued as of December 31, 2013. The owned manufacturing facility and equipment that will not be transferred to other Holdings’ or FRAM Group facilities will be disposed of once the facility has been closed. Holdings recorded impairment charges of $1.8 million to write down land, building and equipment to estimated net realizable value.

UCI Holdings Limited

Notes to Consolidated Financial Statements

2012 Activities

Holdings recorded severance totaling $2.4 million related to involuntary terminations of employees as part of other cost reduction actions and business realignment.

Holdings approved and announced a plan to close and relocate excess foundry manufacturing capacity at its Mexican operation to China. The plan includes workforce reductions, facility closures and operations consolidation. Holdings recorded an impairment charge of $2.0 million to write down land, building and equipment to estimated net realizable value and pension curtailment and settlement losses of $1.3 million related to headcount reductions. At the end of June 2013, the manufacturing operations were closed and the affected employees terminated. During the year ended December 31, 2013, Holdings recorded an additional impairment charge of $0.3 million to write down land, building and equipment to estimated net realizable value and other closings costs of $0.1 million. In December 2013, the land, building and equipment was sold and a gain on sale of $0.1 million was recognized. A previously deferred curtailment gain of $0.4 million related to the Mexican subsidiary’s pension plan was recognized at the time the affected employees were terminated during 2013.

Holdings approved and announced a plan to consolidate certain distribution facilities of the U.S. operations of Champion with Autoparts Holdings. This plan was completed during the fourth quarter of 2013. An owned facility was temporarily idled in the early part of 2013 to reconfigure the facility for additional manufacturing capacity. Holdings recognized a charge of $0.4 million related to distribution system software development costs with no future value and an asset impairment charge of $0.2 million to write down the carrying value of certain equipment to be idled with no alternative use.

Holdings recognized a gain of $0.4 million on the sale of a previously idled manufacturing facility.

2011 Activities

Holdings incurred severance costs of $1.1 million related to business integration activities and cost reduction actions and pension curtailment and settlement losses of $0.2 million related to headcount reductions at its Mexican subsidiaries.

Accrued Restructuring Reserves

The following table summarizes the activity in accrued restructuring reserves, including pension obligations and property, plant and equipment, during the Successor years ended December 31, 2013 and 2012 (in millions):

	Successor
	Severance Costs	Asset Impairments	Pension Curtailment and Settlements	Other	Total
Balance at December 31, 2011	$1.0	$—	$—	$—	$1.0
Charges	2.4	2.2	1.3	0.4	6.3
Usage	(2.1)	(2.2)	(0.4)	(0.4)	(5.1)

Balance at December 31, 2012	$1.3	$—	$0.9	$—	$2.2

Charges	3.3	2.6	(0.4)	2.1	7.6
Usage	(3.2)	(2.6)	(0.5)	(2.1)	(8.4)

Balance at December 31, 2013	$1.4	$—	$—	$—	$1.4

The severance, pension curtailment and settlements and other restructuring related accruals are included in the consolidated balance sheets in “Accrued expenses and other current liabilities.” The asset impairment reserve is included in “Property, plant and equipment, net” in the consolidated balance sheets.

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 4 — ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts were as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Beginning of period	$1.8	$1.3	$—	$2.8
Provision for doubtful accounts	1.4	0.8	1.3	0.1
Accounts written off	(0.6)	(0.3)	—	—

End of period	$2.6	$1.8	$1.3	$2.9

In accordance with ASC 805, “Business Combinations,” any risks associated with non-performance of counterparties are incorporated into the fair value estimate of the acquired accounts receivable. Accordingly, a separate allowance for doubtful accounts was not recorded in the purchase price allocation for the UCI Acquisition.

NOTE 5 — SALES OF RECEIVABLES

Holdings has factoring agreements arranged by seven customers with eight banks. Under these agreements, Holdings has the ability to sell undivided interests in certain of its receivables to the banks which in turn have the right to sell an undivided interest to a financial institution or other third party. Holdings enters into these relationships at its discretion as part of its overall customer agreements and cash management activities. Pursuant to these agreements, $384.0 million and $307.5 million of receivables were sold during the Successor years ended December 31, 2013 and 2012, respectively.

If receivables had not been factored, $261.1 million and $218.1 million of additional receivables would have been outstanding at December 31, 2013 and 2012, respectively. Holdings retained no rights or interest, and has no obligations with respect to the sold receivables. Holdings does not service the receivables after the sales.

The sales of receivables were accounted for as a sale and were removed from the balance sheet at the time of the sales. The costs of the sales were discounts deducted by the factoring companies and accounted for as a loss on sale. These costs were $5.7 million and $6.2 million during the Successor years ended December 31, 2013 and 2012, respectively. These costs were $4.1 million for the Successor year ended December 31, 2011 and $0.5 million during the Predecessor period January 1, 2011 through January 25, 2011. These costs are recorded in “Miscellaneous, net” in the consolidated statements of comprehensive income (loss).

NOTE 6 — INVENTORIES

The components of inventories, net of allowances, were as follows (in millions):

	Successor
	December 31, 2013	December 31, 2012

Raw materials	$63.9	$58.0
Work in process	34.5	30.0
Finished products	104.0	87.3

	$202.4	$175.3

UCI Holdings Limited

Notes to Consolidated Financial Statements

Changes in Holdings’ allowance for excess and obsolete inventory were as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Beginning of period	$6.4	$2.0	$—	$16.1
Charge to expense	4.0	4.4	2.3	0.2
Inventory written off	(1.7)	(0.5)	(0.4)	—
Other	0.6	0.5	0.1	0.5

End of period	$9.3	$6.4	$2.0	$16.8

In accordance with ASC 805, “Business Combinations,” acquired inventories are recorded at fair value which takes into account any impact of excess or obsolete inventory. Accordingly, a separate excess and obsolete inventory valuation reserve was not recorded in the purchase price allocation for the UCI Acquisition.

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in millions):

		Successor
	Depreciable Life	December 31, 2013	December 31, 2012
Land and improvements	5-10 years (for improvements)	$5.8	$6.0
Buildings and improvements	5-40 years	53.0	44.7
Equipment	3-15 years	189.9	164.6

		248.7	215.3
Less accumulated depreciation		(79.9)	(55.1)

		$168.8	$160.2

Included in equipment shown above are cumulative additions related to capital lease obligations of $0.6 million and $0.9 million at December 31, 2013 and 2012, respectively. The related accumulated amortization was $0.3 million and $0.4 million at December 31, 2013 and 2012, respectively.

Depreciation expense recognized during the Successor years ended December 31, 2013, 2012 and 2011 was $28.4 million, $27.9 million and $29.0 million, respectively. Depreciation expense for the Predecessor period January 1, 2011 through January 25, 2011 was $2.2 million.

Holdings’ asset retirement obligations (“ARO”) are recorded as liabilities with the associated asset retirement costs capitalized as part of the carrying amount of the related buildings. The asset retirement costs are amortized over the useful lives of the buildings or terms of building leases. Changes in the ARO resulting from the passage of time are recognized as an increase in the carrying amount of the liability and as accretion expense. The liabilities for AROs were $1.2 million as of both December 31, 2013 and 2012.

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 8 — GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in goodwill were as follows (in millions):

	Successor
	Year Ended December 31, 2013	Year Ended December 31, 2012
Beginning of period	$309.1	$308.8
Foreign currency translation	0.6	0.3

End of period	$309.7	$309.1

The components of other intangible assets were as follows (in millions):

			Successor
			December 31, 2013
	Amortizable Life	Weighted Average Remaining Life	Gross	Impairment	Accumulated Amortization	Foreign Currency	Net
Acquired intangibles assets
Customer relationships	10 - 15 years	10 years	$283.6	$—	$(64.4)	$(0.1)	$219.1
Trademarks	5 years	2 years	0.6	—	(0.4)	—	0.2
Trademarks	Indefinite	Indefinite	151.0	(2.0)	—	—	149.0
Integrated software systems	5 years	2 years	11.0	—	(5.9)	—	5.1

			$446.2	$(2.0)	$(70.7)	$(0.1)	$373.4

			Successor
			December 31, 2012
	Amortizable Life	Weighted Average Remaining Life	Gross	Impairment	Accumulated Amortization	Foreign Currency	Net
Acquired intangibles assets
Customer relationships	10 - 15 years	11 years	$283.6	$—	$(42.3)	$(0.4)	$240.9
Trademarks	5 years	3 years	0.6	—	(0.2)	—	0.4
Trademarks	Indefinite	Indefinite	151.0	—	—	—	151.0
Integrated software systems	5 years	3 years	11.0	—	(3.7)	—	7.3

			$446.2	$—	$(46.2)	$(0.4)	$399.6

Holdings reviews the carrying amounts of intangible assets for impairment annually as of December 31 or whenever events or conditions indicate that their net carrying amounts may not be recoverable from estimated undiscounted future cash flows. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the asset’s fair value is recognized through a charge to earnings. As part of the annual indefinite-lived intangible asset impairment review for the Successor year ended December 31, 2013, Holdings conducted a discounted cash flow fair value assessment of its indefinite-lived trademark intangibles assets. The assessment indicated that the value of one of Holdings’ indefinite-lived trademarks had been impaired due to a decline in forecasted net sales. The resulting impairment loss of $2.0 million was recorded as of December 31, 2013. During the Successor year ended December 31, 2011, Holdings was notified by a customer of its decision to change suppliers to another manufacturer. The resulting impairment analysis indicated that the value of an indefinite-lived trademark had been impaired resulting in a trademark impairment loss of $3.8 million. The impairment losses are included in the “Trademark impairment loss” line in the consolidated statements of comprehensive income (loss).

The aggregate intangible amortization charged to the consolidated statements of comprehensive income (loss) was $24.4 million, $24.3 million and $21.9 million for the Successor years ended December 31, 2013, 2012 and 2011, respectively.

UCI Holdings Limited

Notes to Consolidated Financial Statements

The estimated amortization expense related to acquired intangible assets and the integrated software system for each of the succeeding five years is as follows (in millions):

	Acquired Intangible Assets	Integrated Software Systems
2014	$22.2	$2.2
2015	22.2	2.2
2016	22.2	0.7
2017	22.1	—
2018	22.1	—

NOTE 9 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in millions):

	Successor
	December 31, 2013	December 31, 2012
Rebates, credits and discounts due to customers	$13.8	$10.3
Taxes payable	9.4	8.7
Insurance	7.9	9.2
Bonuses and profit sharing	5.6	5.7
Vacation pay	4.3	4.4
Salaries and wages	3.2	2.6
Professional fees	1.5	3.2
Accrued litigation	1.5	0.2
Restructuring reserves	1.4	2.2
Other	10.1	9.8

	$58.7	$56.3

NOTE 10 — PRODUCT RETURNS LIABILITY

The product return liability is comprised of estimated accruals for parts to be returned under warranty and for parts to be returned because of customer excess quantities. Holdings provides warranties for its products’ performance. Warranty periods vary by part. In addition to returns under warranty, Holdings allows its customers to return quantities of parts that the customer determines to be in excess of its current needs. Customer rights to return excess quantities vary by customer and by product category. Generally, these returns are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. While Holdings does not have a contractual obligation to accept excess quantity returns from all customers, common practice for Holdings and the industry is to accept periodic returns of excess quantities from ongoing customers. If a customer elects to cease purchasing from Holdings and change to another vendor, it is industry practice for the new vendor, and not Holdings, to accept any inventory returns resulting from the vendor change and any subsequent inventory returns. During the Successor years ended December 31, 2013 and 2012, product returns reserves of $0.6 million and $3.0 million, respectively, related to former customers were no longer needed, increasing third party and total net sales in the consolidated statements of comprehensive income (loss). In addition, during the Successor years ended December 31, 2013 and 2012, product returns reserves of $1.6 million and $1.9 million, respectively, related to current customers were reduced due to contractual changes, increasing “Third party and Total net sales” in the consolidated statements of comprehensive income (loss).

UCI Holdings Limited

Notes to Consolidated Financial Statements

Changes in Holdings’ product returns accrual were as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Beginning of period	$46.0	$55.6	$—	$53.7
Addition due to UCI Acquisition	—	—	54.6	—
Expenditures	(43.6)	(44.9)	(51.3)	(4.0)
Provisions	39.6	35.3	52.3	4.9

End of period	$42.0	$46.0	$55.6	$54.6

NOTE 11 — DEBT

Debt is summarized as follows (in millions):

	Successor
	December 31, 2013	December 31, 2012
Senior Secured Term Loan Facility	$291.0	$294.0
Senior Notes	400.0	400.0
Capital lease obligations	0.3	0.3
Economic development loan	0.4	0.5
Unamortized original issue discount	(0.6)	(0.9)

	691.1	693.9
Less:
Current maturities	3.2	3.2

Long-term debt	$687.9	$690.7

Senior Secured Credit Facilities

On January 26, 2011, Holdings, as a guarantor and UCI International, Inc. as borrower, entered into a $375.0 million senior secured credit facilities agreement (the “Senior Secured Credit Facilities”) comprised of a $300.0 million senior secured term loan facility (the “Senior Secured Term Loan Facility”) and a $75.0 million senior secured revolving credit facility (the “Senior Secured Revolving Credit Facility”). Costs of $9.5 million related to the issuance of the Senior Secured Credit Facilities are recorded as “Deferred financing costs” and are being amortized over the life of the Senior Secured Credit Facilities. At December 31, 2013 and 2012, letters of credit issued under the Senior Secured Revolving Credit Facility totaled $7.3 million and $8.0 million, respectively, which reduced the availability under the Senior Secured Revolving Credit Facility to $67.7 million and $67.0 million, respectively. At December 31, 2013 and 2012, there were no borrowings outstanding under the Senior Secured Revolving Credit Facility.

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
Interest:

•       In the case of Eurocurrency Rate Loans, the Adjusted LIBO Rate (as defined in the Senior Secured Credit Facilities) which is subject to a floor of 1.5%, plus the applicable margin

•       In the case of Alternate Base Rate Loans, the greatest of (i) the agent’s prime rate in effect from time to time, (ii) the Federal Funds effective rate in effect from time to time plus  1⁄2 of 1% and (iii) the Adjusted LIBO Rate for a three month interest period plus 1%, plus the applicable margin

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
• 100% of debt issuances not otherwise permitted by the Senior Secured Credit Facilities
• 50% of excess cash flow with step down to 25% if the Senior Secured Leverage Ratio is less than or equal to 2.0x
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

At December 31, 2013, Holdings and its subsidiaries were in compliance with all applicable covenants. Under the mandatory prepayment provisions of the credit agreement, Holdings is not required to make a prepayment based on the excess cash flow calculation for the year ended December 31, 2013. In March 2013, Holdings made a required $1.4 million prepayment based upon the excess cash flow calculation for the year ended December 31, 2012. This repayment was applied to the scheduled quarterly amortization payments due March 31, 2013 and June 30, 2013. Holdings anticipates having sufficient cash flows from operations and through its factoring arrangements to be able to meet all obligations for the next twelve months.

UCI Holdings Limited

Notes to Consolidated Financial Statements

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

In addition, at any time prior to February 15, 2015, UCI International, Inc. may redeem the Senior Notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus the applicable premium, plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

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

The indenture governing the Senior Notes contains covenants that restrict the ability of Holdings and its subsidiaries to, among other things, incur additional debt or issue disqualified and preferred stock, make certain payments including payment of dividends or redemption of stock, make certain investments, incur certain liens, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates. As of December 31, 2013, Holdings and its subsidiaries were in compliance with all covenants.

Short-term Borrowings

The Spanish local credit facilities consisted of euro-denominated revolving credit facilities with borrowing limits totaling €2.3 million. The Spanish local credit facilities were secured by certain accounts receivable related to the amounts financed. During the Successor year ended December 31, 2013, UCI International, Inc.’s Spanish subsidiary’s secured local credit facilities expired and were not renewed. At December 31, 2012, there were no borrowings outstanding under the Spanish local credit facilities.

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

UCI Holdings Limited

Notes to Consolidated Financial Statements

During the Successor years ended December 31, 2013 and 2012, Holdings entered into equipment leases accounted for as capital leases. At the inception of the leases, the capitalized lease assets and capitalized leased obligations were less than $0.1 million for both 2013 and 2012.

Economic Development Loan

On September 17, 2012, Wells Manufacturing, L.P., a wholly-owned indirect subsidiary of Holdings, entered into an economic development loan for $0.5 million with the Fond du Lac County Economic Development Corp. to assist with the expansion of the vehicle electronics facility in Fond du Lac, Wisconsin. This economic development loan has a five-year maturity with annual principal payments of $0.1 million and bears interest at 2.0% per annum. Both principal and interest payments are due annually on October 1, commencing from October 1, 2013. The economic development loan contains a provision that in the event the vehicle electronics business meets and maintains certain employee headcount and wage requirements, measured on an annual basis, all or a portion of the principal and interest due will be forgiven. Wells Manufacturing, L.P. met the requirements set forth above for the first annual debt and interest payment due October 1, 2013 and received debt forgiveness for the payment. The debt forgiveness is recorded as a gain in “Miscellaneous, net” in the consolidated statements of comprehensive income (loss).

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

UCI Holdings Limited

Notes to Consolidated Financial Statements

Loss on Early Extinguishment of 2010 Credit Facility and Senior PIK Notes

UCI International recorded a loss of $24.2 million on the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes as the Predecessor in January 2011. The components of the loss on early extinguishment were as follows (in millions):

Senior PIK Notes call premium and redemption period interest	$5.0
Write-off Senior PIK Notes unamortized original issue discount	3.3
Write-off Senior PIK Notes unamortized deferred financing costs	0.9
Write-off 2010 Credit Facility unamortized original issue discount	5.1
Write-off 2010 Credit Facility unamortized deferred financing costs	8.9
Fees and expenses related to early extinguishment of debt	1.0

$24.2

Future Repayments

Below is a schedule of required future repayments of all debt outstanding on December 31, 2013 (in millions):

2014	$3.2
2015	3.2
2016	3.1
2017	282.2
2018	—
Thereafter	400.0

$691.7

Interest Expense, Net

The following table provides the detail of net interest expense for the respective periods (in millions). During the Successor years ended December 31, 2013 and 2012, $0.7 million and $0.6 million, respectively, of interest was capitalized. No interest was capitalized in 2011.

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Interest expense
Senior Secured Term Loan Facility	$16.3	$16.5	$15.5	$—
Senior Notes	34.5	34.5	32.2	—
Senior PIK Notes	—	—	—	2.4
2010 Term Loan	—	—	—	1.9
Other	0.5	1.0	1.6	0.1
Amortization
Debt issue costs
Senior Secured Term Loan Facility	1.1	1.1	1.0	—
Senior Notes	1.3	1.2	1.0	—
Senior Secured Revolving Credit Facility	0.4	0.4	0.3	—
2010 Term Loan	—	—	—	0.1
Original issue discounts	0.3	0.3	0.3	0.2

Total interest expense	54.4	55.0	51.9	4.7
Interest income	(3.0)	(0.2)	(0.2)	—

Interest expense, net	$51.4	$54.8	$51.7	$4.7

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 12 — INCOME TAXES

The components of (loss) income before income taxes were as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
(Loss) income before income taxes
United States	$(27.6)	$16.0	$(27.3)	$(42.7)
Non-U.S.	12.4	6.2	7.8	0.8

	$(15.2)	$22.2	$(19.5)	$(41.9)

Components of income tax (benefit) expense were as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Current
United States
Federal	$1.3	$(12.0)	$—	$0.1
State	2.0	0.4	0.8	0.4
Non-U.S.	5.2	6.1	2.9	0.5

	8.5	(5.5)	3.7	1.0

Deferred
United States
Federal	(8.3)	13.3	(3.8)	(13.6)
State	(2.4)	(0.2)	(0.6)	(1.2)
Non-U.S.	(0.8)	—	(0.2)	(0.2)

	(11.5)	13.1	(4.6)	(15.0)

	$(3.0)	$7.6	$(0.9)	$(14.0)

A reconciliation of income taxes computed at the United States Federal statutory tax rate to income tax (benefit) expense follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
(Loss) income before income taxes	$(15.2)	$22.2	$(19.5)	$(41.9)

Income tax (benefit) expense at U.S. Federal statutory rate	$(5.3)	$7.7	$(6.8)	$(14.7)
Federal income tax expense related to unremitted earnings of non-U.S. subsidiaries	4.4	1.7	3.2	—
U.S. Federal and foreign withholding tax on dividend from non-U.S. subsidiary	0.4	0.5	2.4	—
Non-U.S. income not taxable, non-U.S. income tax losses not benefited and rate differential	(0.6)	0.9	(0.7)	—
Federal income taxes related to “check the box” election	(0.2)	(0.3)	0.1	—
State income taxes, net of Federal income tax benefit	0.3	(2.5)	0.1	(0.7)
Other	(2.0)	(0.4)	0.8	1.4

Income tax (benefit) expense	$(3.0)	$7.6	$(0.9)	$(14.0)

UCI Holdings Limited

Notes to Consolidated Financial Statements

Deferred taxes were attributable to the following (in millions):

	Successor
	December 31, 2013	December 31, 2012
Deferred tax assets
Pension and post-retirement benefits	$19.9	$17.6
Product returns and warranty accruals	15.5	17.3
Inventory valuation	3.7	2.3
Net operating loss carryforwards	7.7	8.2
Vacation accrual	1.4	1.3
Insurance accrual	1.5	1.9
Allowance for doubtful accounts	1.0	0.6
Tax credit carryforwards	1.2	0.5
Pension liability adjustment included in other comprehensive loss	3.3	25.2
Other accrued liabilities	4.7	3.5
Interest disallowance	16.3	9.6
Other	0.9	1.3

	$77.1	$89.3
Less: valuation allowance for net operating loss carryforwards and non-U.S. tax credit carryforwards	(5.9)	(6.7)

Total deferred tax assets	71.2	82.6

Deferred tax liabilities
Depreciation and amortization	(21.1)	(22.0)
Goodwill amortization for tax, but not book	(10.3)	(6.8)
Acquired intangible assets	(125.5)	(132.2)
Prepaid expenses	(1.0)	(0.7)
Other	(6.0)	(3.0)

Total deferred tax liabilities	(163.9)	(164.7)

Net deferred tax liabilities	$(92.7)	$(82.1)

The net deferred tax liabilities were included in the consolidated balance sheets as follows (in millions):

	Successor
	December 31, 2013	December 31, 2012
Deferred tax assets	$30.3	$28.9
Deferred tax liabilities	(123.0)	(111.0)

Net deferred tax liabilities	$(92.7)	$(82.1)

At December 31, 2013, Holdings had $15.3 million of non-U.S. net operating loss (“NOL”) carryforwards with no expiration date, $3.9 million of non-U.S. NOL carryforwards which expire between 2018 and 2021 and $0.3 million of foreign tax credit carryforwards which expire in 2023 and 2024. In assessing the realizability of the deferred tax assets related to these carryforwards, Holdings determined that it is more likely than not that $4.5 million of the deferred tax assets related to these loss carryforwards and tax credits will not be realized. Therefore, a valuation allowance has been recorded for these carryforwards.

At December 31, 2013, Holdings had various state NOL carry forwards totaling $38.0 million which expire at various times. In assessing the realizability of the deferred tax assets related to the state loss carryforwards, Holdings determined that it is more likely than not that the deferred tax assets related to $16.4 million of state loss carryforwards will not be realized. Therefore, a valuation allowance of $1.1 million has been recorded for these carryforwards.

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

Changes in Holdings’ valuation allowance for deferred tax assets were as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Beginning of period	$6.7	$5.0	$—	$4.9
Additions due to UCI Acquisition	—	—	5.3	—
Provisions	0.3	1.7	0.2	0.4
Deductions	(1.1)	—	(0.5)	—

End of period	$5.9	$6.7	$5.0	$5.3

During 2013, 2012 and 2011, UCI’s Spanish subsidiary paid dividends of $3.4 million, $5.2 million and $5.3 million, respectively, to UCI. Prior to 2011, no deferred income taxes had been previously recorded for unremitted earnings of the Spanish subsidiary due to previous conclusions that the earnings would be permanently reinvested. Due to the dividend distributions, Holdings provided income tax expense totaling $0.4 million, $0.5 million and $2.4 million in 2013, 2012 and 2011, respectively, related to the U.S. tax consequences of the dividend distribution and the non-U.S. withholding taxes. Based upon a 2011 analysis that concluded that additional distributions are likely in the foreseeable future, during 2013, 2012 and 2011, Holdings provided deferred income taxes totaling $4.4 million, $1.7 million and $3.2 million, respectively, on the remaining unremitted earnings of the Spanish subsidiary. Holdings does not provide for U.S. income taxes on undistributed earnings of its other foreign subsidiaries that are intended to be permanently reinvested. At December 31, 2013 and 2012, these undistributed earnings totaled $25.2 million and $27.4 million, respectively. Determination of the net amount of unrecognized U.S. income taxes with respect to these earnings is not practicable.

Uncertain Tax Benefits

A reconciliation of the beginning and ending amount of uncertain tax benefits follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Beginning of period	$7.8	$9.9	$—	$9.1
Additions due to UCI Acquisition	—	—	9.3	—
Additions for tax positions related to the current period	—	—	0.8	0.2
Reductions based on tax positions related to the current period	—	—	(0.3)	—
Additions for tax positions of prior years	0.3	0.1	0.5	—
Reductions for tax positions of prior years	(0.2)	(1.9)	—	—
Reduction for lapse of applicable statutes of limitations	(0.4)	(0.3)	(0.4)	—

End of period	$7.5	$7.8	$9.9	$9.3

At December 31, 2013, $1.8 million of the uncertain tax benefits, if recognized, would change Holdings’ effective tax rate. In 2013 and 2012, Holdings recorded, as income tax expense, $0.2 million and $0.3 million, respectively, of interest. There were no penalties related to the uncertain tax benefits recorded. At December 31, 2013, the total interest (net of federal benefit) and penalties accrued related to uncertain tax benefits were $1.4 million and $0.5 million, respectively. At December 31, 2012, the total interest (net of federal benefit) and penalties accrued related to uncertain tax benefits were $1.2 million and $0.5 million, respectively.

UCI Holdings Limited

Notes to Consolidated Financial Statements

While most of Holdings’ business is conducted within the United States, Holdings also conducts business in several foreign countries. As a result, Holdings and/or one or more of its subsidiaries files income tax returns in the U.S. federal tax jurisdiction and in many state and foreign tax jurisdictions. In the normal course of business, Holdings is subject to examination by tax authorities in these tax jurisdictions. With few exceptions, Holdings is not subject to examination by federal, state or non-U.S. tax authorities for tax years which ended on or before 2008. The Internal Revenue Service is virtually finished with the audit of the periods ended December 31, 2009, December 31, 2010, and January 26, 2011. There have been no material adjustments proposed. The Internal Revenue Service has begun a limited scope audit of the period ended December 31, 2011. Other than these examinations and other routine inquiries, Holdings and its subsidiaries are not currently under examination by tax authorities.

Holdings expects the total unrecognized tax benefits to increase by $0.3 million in 2014, due to a foreign tax benefit partially offset by the expiration of applicable statutes of limitations. This amount will impact the effective tax rate.

New Regulations

During the third quarter of 2013, new U.S. tax regulations were issued concerning amounts paid to acquire, produce or improve tangible property and recovery of its basis upon disposition. Because the revenue procedures governing the tangible property regulations were issued so recently, Holdings has performed an initial evaluation of the impact of the proposed U.S. tax regulations. Based on the initial evaluation Holdings believes there would be no material impact to the 2013 year and any change in the evaluation will not have a material impact to Holdings’ financial position or results of operations.

NOTE 13 — EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans

Holdings maintains defined benefit retirement plans covering certain U.S. and non-U.S. employees. Retiree benefits under the defined benefit retirement plans are generally based on years of service and employee compensation. Effective March 15, 2012, certain of the defined benefit retirement plans were amended to freeze the plans for all non-union participants and were replaced with an enhanced benefit under the defined contribution plans. During the Successor year ended December 31, 2012, the plan amendment resulted in a plan curtailment that reduced pension liabilities by $13.9 million. During the Successor year ended December 31, 2012, $13.9 million ($8.6 million net of income taxes) was recorded in other comprehensive income (loss) as a reduction of the net other comprehensive loss.

UCI Holdings Limited

Notes to Consolidated Financial Statements

The measurement date used to determine pension obligations is December 31. The following table sets forth the plans’ status (in millions.)

	Successor
	December 31, 2013	December 31, 2012
Accumulated benefit obligation	$283.6	$326.2

Change in projected benefit obligations:
Projected benefit obligations at beginning of year	$326.6	$296.3
Service cost	0.9	0.7
Interest cost	11.8	12.8
Actuarial (gain) loss	(42.6)	40.8
Plan amendments	—	0.2
Plan curtailment and settlements	(0.4)	(12.9)
Benefits paid	(12.3)	(11.5)
Currency translation adjustment	—	0.2

Projected benefit obligations at end of year	284.0	326.6

Change in plan assets:
Fair value of plan assets at beginning of year	219.9	190.2
Actual return on plan assets	23.9	27.0
Employer contributions	3.5	14.0
Benefits paid	(12.3)	(11.5)
Currency translation adjustment	—	0.2

Plan assets at end of year	235.0	219.9

Funded status, net	$(49.0)	$(106.7)

Amounts recognized in the consolidated balance sheets consist of:
“Other long-term assets”	$0.6	$0.3
“Accrued expenses and other current liabilities”	—	(1.1)
“Pension and other post-retirement liabilities”	(49.6)	(105.9)

	$(49.0)	$(106.7)

The $42.6 million net actuarial gain for the Successor year ended December 31, 2013 was primarily due to the increase in the weighted average discount rate from 3.7% at December 31, 2012 to 4.7% at December 31, 2013. The $40.8 million net actuarial loss for the Successor year ended December 31, 2012 was primarily due to the decrease in the weighted average discount rate from 4.6% at December 31, 2011 to 3.7% at December 31, 2012.

Amounts recognized in “Accumulated other comprehensive loss” consisted of (in millions):

	Successor
	December 31, 2012	2013 Additions	December 31, 2013
Net actuarial (loss) gain	$(61.9)	$55.1	$(6.8)
Deferred income tax benefit (expense)	23.6	(21.0)	2.6

Accumulated other comprehensive loss	$(38.3)	$34.1	$(4.2)

UCI Holdings Limited

Notes to Consolidated Financial Statements

	Successor
	December 31,		December 31,
	2011	2012 Additions	2012
Net actuarial loss	$(47.0)	$(14.9)	$(61.9)
Deferred income tax benefit	18.4	5.2	23.6

Accumulated other comprehensive loss	$(28.6)	$(9.7)	$(38.3)

The amount that will be amortized from “Accumulated other comprehensive loss” to profit or loss during 2014 is less than $0.1 million.

For certain of the pension plans, accumulated benefit obligations (“ABO”) exceed plan assets. For these plans, the combined projected benefit obligation, ABO and fair value of plan assets were $283.7 million, $283.5 million and $234.1 million, respectively, as of December 31, 2013 and $326.1 million, $325.8 million and $219.1 million, respectively, as of December 31, 2012.

During the Successor years ended December 31, 2013 and 2012, Holdings amortized pension costs of $3.8 million ($2.3 million net of tax) and $0.5 million ($0.3 million net of tax), respectively, from accumulated other comprehensive income (loss) to the profit and loss component of the consolidated statement of comprehensive income (loss). There were no reclassifications from accumulated other comprehensive income to the profit and loss component of the consolidated statement of comprehensive income (loss) during the Successor year ended December 31, 2011.

Components of Net Periodic Pension Expense

The components of net periodic pension expense were as follows (in millions):

	Successor			Predecessor
				January 1,
	Year Ended	Year Ended	Year Ended	2011 through
	December 31,	December 31,	December 31,	January 25,
	2013	2012	2011	2011
Service cost	$0.9	$0.7	$4.3	$0.4
Interest cost	11.8	12.8	12.7	1.1
Expected return on plan assets	(15.2)	(15.6)	(13.5)	(1.2)
Amortization of unrecognized loss	3.8	0.5	—	0.2
Curtailment and settlement (gains) losses recognized	(0.4)	1.3	0.2	—

	$0.9	$(0.3)	$3.7	$0.5

During the Successor year ended December 31, 2013, a curtailment gain of $0.4 million was recognized related to the scheduled closure of one of Holdings’ Mexican facilities. The gain had been deferred until the affected employees were terminated. During 2013, the manufacturing operations were closed and the affected employees terminated, at which time the curtailment gain was recognized. During the Successor year ended December 31, 2012, a charge of $1.3 million was recorded for curtailment and settlement losses related to the scheduled closing of the manufacturing and distribution operations of one of Holdings’ Mexican subsidiaries. The losses recorded relate to Mexican government mandated severance plans of the Mexican subsidiary. These costs are included in “Restructuring costs, net” in the consolidated statements of comprehensive income (loss).

During the Successor year ended December 31, 2011, $0.2 million of curtailment and settlement losses related to headcount reductions at the Mexican subsidiaries were recorded. These costs are included in “Restructuring costs, net” in the consolidated statements of comprehensive income (loss).

UCI Holdings Limited

Notes to Consolidated Financial Statements

Assumptions

The following assumptions were used in determining the benefit obligations and net periodic pension expense:

	Successor
	2013	2012	2011
Weighted Average:
Discount rate to determine benefit obligations	4.7%	3.7%	4.6%
Discount rate to determine net costs	3.7%	4.6%	5.7%
Rate of future compensation increases to determine benefit obligation	4.5%	4.5%	3.0%
Rate of future compensation increases to determine net cost	4.5%	3.2%	3.5%
Rate of return on plan assets to determine net cost	7.6%	7.8%	8.0%

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

Derivatives, options and futures are permitted investments but only for the purpose of reducing risk, not for speculative purposes. Currently, the use of derivative instruments is not significant when compared to the overall portfolio.

Holdings believes that investment managers with active mandates can reduce portfolio risk below market risk and potentially add value through security selection strategies. Consistent with this belief, Holdings retains the services of professional money managers to provide advice and recommendations to help Holdings discharge its fiduciary responsibilities in furtherance of the plans’ goals. With the services of professional money managers and the asset allocation targets discussed below, Holdings believes that the assumed expected long-term return on plan assets of 7.6% used to determine net pension cost will be achieved.

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

UCI Holdings Limited

Notes to Consolidated Financial Statements

	Weighted Average
	Strategic Target	Permitted Range
U.S. equities	39%	35% to 45%
Non-U.S. equities	20%	15% to 25%
Fixed income	31%	25% to 35%
Real assets	10%	5% to 15%

	100%

The fair value of the plan assets are presented below (in millions).

	Successor
	December 31, 2013
	Level 1	Level 2	Level 3	Total Fair Value
U.S. equities
Large Cap Indexed	$—	$79.7	$—	$79.7
Small and Mid-Cap Growth	—	7.6	—	7.6
Small and Mid-Cap Value	—	4.0	—	4.0

Total U.S. equities	—	91.3	—	91.3

Non-U.S. equities	—	47.2	—	47.2
Fixed income
Short & Mid Duration	—	5.1	—	5.1
Long Duration	—	0.2	—	0.2
Long Duration Indexed	—	67.7	—	67.7

Total fixed income	—	73.0	—	73.0

Real assets	—	—	23.5	23.5

	$—	$211.5	$23.5	$235.0

	Successor
	December 31, 2012
	Level 1	Level 2	Level 3	Total Fair Value
U.S. equities
Large Cap Growth	$—	$27.6	$—	$27.6
Large Cap Value	—	27.3	—	27.3
Large Cap Indexed	—	12.6	—	12.6
Small and Mid-Cap Growth	—	8.6	—	8.6
Small and Mid-Cap Value	—	8.8	—	8.8

Total U.S. equities	—	84.9	—	84.9

Non-U.S. equities	—	29.4	—	29.4
Fixed income
Short & Mid Duration	—	23.2	—	23.2
Long Duration	—	40.2	—	40.2
Long Duration Indexed	—	21.3	—	21.3

Total fixed income	—	84.7	—	84.7

Real assets	—	10.4	10.5	20.9

	$—	$209.4	$10.5	$219.9

UCI Holdings Limited

Notes to Consolidated Financial Statements

The changes in Level 3 investments are presented below (in millions):

Real Assets

January 1, 2013	$10.5
Net transfers in	10.9
Purchases	0.1
Net unrealized gains	2.0

December 31, 2013	$23.5

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

Investment Funds fair value measurements

The Investment Funds are valued using net asset values (“NAV”) as determined by the fund managers, which are based on the value of the underlying net assets of the funds. There are no unfunded commitments, restrictions on redemption frequency or advance notice periods required for redemption for any of the Investment Funds. The pension plans own undivided interests in the underlying assets of the Investment Funds where no quoted market prices exist. The NAV is based on observable market data and, therefore, the fair value measurements of the Investment Funds are considered Level 2 measurements.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Other Investments

Real assets – This category consists of two funds. The first fund invests the majority of assets in commercial real estate holdings. It focuses on properties that return both lease income and appreciation of the buildings’ marketable values. There are no unfunded commitments and redemptions may occur daily, but may be limited or delayed by a lack of liquidity in the fund. The fair value of the underlying assets is estimated using the NAV provided by the administrator of the fund. These fund assets are considered Level 3 measurements. The second fund invests in securities of real estate, natural resource, master limited partnerships and publicly-listed infrastructure companies. These fund assets are considered Level 2 measurements.

Cash and cash equivalents – Cash and cash equivalents are primarily invested in short-term investment funds which include debt instruments, government issues and repurchase agreements. The short-term investment funds are considered Level 2 measurements.

Cash Flows

Holdings’ funding policy is to fund amounts for pension plans sufficient to maintain a minimum 80% funded level. Holdings expects to contribute $4.8 million to its plans during 2014.

Expected benefit payments are based on the same assumptions used to measure Holdings’ benefit obligations at December 31, 2013 and include estimated future employee service. The future expected pension benefit payments are as follows (in millions):

Expected
Pension Benefit
Payments
2014	$12.5
2015	13.1
2016	13.8
2017	14.4
2018	15.0
5 years thereafter	83.0

Profit Sharing and Defined Contribution Plans

Certain subsidiaries sponsor defined contribution plans under section 401(k) of the Internal Revenue Code. Eligible participants may elect to defer from 5% to 50% of eligible compensation, subject to certain limitations imposed by the Internal Revenue Code. For some plans, such subsidiaries are required to match employees’ contributions based on formulas which vary by plan. For the remaining plans, matching contributions are discretionary. For the Successor years ended December 31, 2013, 2012 and 2011, matching contributions were $2.4 million, $0.2 million and $1.2 million, respectively. The matching contributions were $0.1 million during the Predecessor period January 1, 2011 through January 25, 2011. Holdings’ subsidiaries in China participate in government-sponsored defined contribution plans. Holdings’ subsidiary in the United Kingdom sponsors a defined contribution plan.

For the United States plans, profit sharing and defined contribution expense recognized during the Successor years ended December 31, 2013, 2012 and 2011 totaled $2.8 million, $2.7 million and $1.7 million, respectively. The profit sharing and defined contribution expense recognized during the Predecessor period January 1, 2011 through January 25, 2011 was $0.3 million. For the Chinese plan, defined contribution pension expense recognized during the Successor years ended December 31, 2013, 2012 and 2011 was $0.1 million, $0.1 million and $0.1 million, respectively.

Other Post-retirement Benefits (“OPEB”)

Certain subsidiaries provide health care and life insurance benefits to eligible retired employees. The plans are partially funded by participant contributions and contain cost-sharing features such as deductibles and coinsurance.

UCI Holdings Limited

Notes to Consolidated Financial Statements

The measurement date used to determine post-retirement obligations is December 31. The following table presents information for the post-retirement plans (in millions):

	Successor
	Year Ended	Year Ended
	December 31,	December 31,
	2013	2012
Change in benefit obligations
Benefit obligations at beginning of year	$14.9	$12.4
Service cost	0.5	0.4
Interest cost	0.6	0.5
Plan amendments	—	0.9
Actuarial (gain) loss	(2.1)	1.3
Benefit paid	(0.5)	(0.6)

Benefit obligations at end of year	$13.4	$14.9

The obligation was included in the consolidated balance sheets as follows (in millions):

	Successor
	December 31,	December 31,
	2013	2012

Obligation included in “Accrued expenses and other current liabilities”	$0.7	$0.7
Obligation included in “Pension and other post-retirement liabilities”	12.7	14.2

	$13.4	$14.9

A portion of the $13.4 million and $14.9 million of accrued obligation shown above has not been recorded in the results of operations, but instead has been recorded in “Accumulated other comprehensive loss.” The amounts in “Accumulated other comprehensive loss” were ($1.7) million ($1.1 million after tax) and ($4.1) million ($2.5 million after tax) at December 31, 2013 and 2012, respectively.

During the Successor years ended December 31, 2013 and 2012, Holdings amortized post-retirement benefit costs of $0.3 million ($0.2 million net of tax) and $0.1 million (less than $0.1 million net of tax), respectively, from “Accumulated other comprehensive loss” to the profit and loss component of the consolidated statements of comprehensive income (loss). There were no reclassifications from “Accumulated other comprehensive loss” to the profit and loss component of the consolidated statement of comprehensive income (loss) during the Successor year ended December 31, 2011.

Components of Net Periodic Post-retirement Benefit Costs

The components of net periodic post-retirement benefit cost were as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Service cost	$0.5	$0.4	$0.3	$—
Interest cost	0.6	0.5	0.5	0.1
Amortization of unrecognized loss	0.2	0.1	—	—
Amortization of prior service costs	0.1	—	—	—

	$1.4	$1.0	$0.8	$0.1

UCI Holdings Limited

Notes to Consolidated Financial Statements

Assumptions

The following assumptions were used in determining the benefit obligations and net periodic post-retirement plan expense:

	Successor
	2013	2012	2011
Weighted average discount rate to determine benefit obligations	4.7%	3.8%	4.6%
Weighted average discount rate to determine net costs	3.8%	4.6%	5.7%

The annual health care cost trend rate used to determine the benefit obligations at December 31, 2013 is assumed to decline from 7.5% in 2014 to 4.5% in 2030. Increasing the assumed healthcare cost trend rates by one percentage point would result in additional annual costs of approximately $0.1 million. Decreasing the assumed health care cost trend rates by one percentage point would result in a decrease of approximately $0.1 million in annual costs. The effect on post-retirement benefit obligations at December 31, 2013 of a one percentage point increase would be $0.5 million. The effect of a one percentage point decrease would be $0.5 million.

Holdings funds medical and life insurance benefit costs principally on a pay-as-you-go basis. The pay-as-you-go expenditures for post-retirement benefits have not been material. The expected future post-retirement benefit payments are as follows (in millions):

Expected Post-retirement Benefit Payments

2014	$0.7
2015	0.7
2016	0.7
2017	0.7
2018	0.7
5 years thereafter	4.1

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Leases

The following is a schedule of the future minimum payments under operating leases that have non-cancelable lease terms (in millions):

Minimum Payments
2014	$5.5
2015	4.2
2016	4.0
2017	2.4
2018	1.2
Thereafter	4.0

21.3

These lease payments include the payment of certain taxes and other expenses. Rent expense recognized during the Successor years ended December 31, 2013 and 2012 was $6.5 million and $6.4 million, respectively. Rent expense recognized during the Successor year ended December 31, 2011 was $5.4 million and rent expense recognized during the Predecessor period January 1, 2011 through January 25, 2011 was $0.5 million.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Insurance Reserves

Holdings purchases insurance policies for workers’ compensation, automobile and product and general liability. These policies include high deductibles for which Holdings is responsible. These deductibles are estimated and recorded as expenses in the period incurred. Estimates of these expenses are updated each quarter and are adjusted accordingly. These estimates are subject to substantial uncertainty because of several factors that are difficult to predict, including actual claims experience, regulatory changes, litigation trends and changes in inflation. Estimated unpaid losses for which Holdings is responsible are included in “Accrued expenses and other current liabilities” in the consolidated balance sheets.

Environmental

Holdings is subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. UCI International or its predecessors have been identified as a potentially responsible party, or is otherwise currently responsible, for contamination at five sites. One of these sites is a former facility in Edison, New Jersey (the “New Jersey Site”), where a state agency has ordered UCI International to continue with the monitoring and investigation of chlorinated solvent contamination. UCI International is analyzing what further investigation and remediation, if any, may be required at the New Jersey Site. UCI International is also responsible for a portion of chlorinated solvent contamination at a previously owned site in Solano County, California (the “California Site”), where UCI International, at the request of the regional water board, is investigating and analyzing the nature and extent of the contamination and is conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of the environmental matters related to the New Jersey Site and the California Site will not exceed the $1.4 million accrued at December 31, 2013 by a material amount, if at all. However, because all investigation and analysis has not yet been completed and due to inherent uncertainty in such environmental matters, it is possible that the ultimate outcome of these matters could have a material adverse effect on the results of operations for a single quarter.

In addition to the two matters discussed above, UCI International or its predecessors have been named as a potentially responsible party at a third-party waste disposal site in Calvert City, Kentucky (the “Kentucky Site”). UCI International estimates settlement costs of less than $0.1 million for this site. UCI International also retains responsibility for remediation activities at a former manufacturing site (the “Former Manufacturing Site”) for which remediation settlement costs are estimated to be $0.1 million. To date, the expenditures related to the Kentucky Site and the Former Manufacturing Site have been immaterial. In addition, UCI International is party to a remedy plan for an EPA Superfund site in Mayville, Wisconsin (the “Wisconsin Site”) related to hazardous and other waste disposal. Based on the settlement agreement, UCI International estimates its settlement cost to be less than $0.1 million. UCI International anticipates that the majority of the $0.1 million reserved for settlement and remediation costs will be spent in the next year.

As of December 31, 2013, environmental liability accruals of $1.0 million and $0.5 million are recorded in “Accrued expenses and other current liabilities” and “Other long-term liabilities”, respectively, in the consolidated balance sheets. As of December 31, 2012, environmental liability accruals of $0.5 million and $1.0 million are recorded in “Accrued expenses and other current liabilities” and “Other long-term liabilities”, respectively, in the consolidated balance sheets.

Antitrust Litigation

Starting in 2008, UCI and Champion were named as defendants in numerous antitrust complaints originally filed in courts around the country. The complaints alleged that several defendant filter manufacturers engaged in price fixing for aftermarket automotive filters in violation of Section 1 of the Sherman Act and/or state law (collectively, the “U.S. Actions”). Some of these complaints were putative class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999. Others were putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, beginning in 1999. The complaints sought treble damages, an injunction against future violations, costs and attorney’s fees. Also in 2008, Champion, but not UCI, was named as a defendant in two separate complaints in Ontario and Quebec (the “Ontario Action” and “Quebec Action”, respectively, and, collectively, the “Canadian Actions”). The complaints included allegations similar to those in the U.S. Actions, and were brought as putative class actions on behalf of all persons in Canada that purchased aftermarket filters directly or indirectly from the defendants, beginning in 1999.

UCI Holdings Limited

Notes to Consolidated Financial Statements

U.S. Actions

On February 9, 2012, the parties announced that Champion and two other defendants had reached an agreement in principle with all plaintiffs to settle the U.S. Actions. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the U.S. Actions. On April 24, 2012, the court granted preliminary approval of the settlement and required $7.8 million to be paid to the trustee for the class members. On November 28, 2012, the court entered an order approving the settlement, certifying the settlement class and dismissing the U.S. Actions with prejudice. The period for appeal of this order expired on December 28, 2012, without any notice of appeal having been filed.

During the Successor year ended December 31, 2012, Holdings incurred post-trial costs of $1.2 million related to the U.S. Actions. During the Successor year ended December 31, 2011, Holdings recorded a provision of $7.8 million related to the February 9, 2012 settlement agreement of the U.S. Actions. During the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011, Holdings incurred $3.9 million and $0.8 million, respectively, defending against these claims. These amounts are included in “Antitrust litigation costs” in the consolidated statements of comprehensive income (loss).

Canadian Actions

In 2008, Champion, but not UCI, was also named as one of five defendants in the Quebec Action and as one of 14 defendants in the Ontario Action. The Quebec Action alleges conspiracy violations under the Canadian Competition Act and violations of the obligation to act in good faith related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the five defendants in the amount of C$5 million in compensatory damages and C$1 million in punitive damages. The Ontario action alleges civil conspiracy, intentional interference with economic interests, and conspiracy violations under the Canadian Competition Act related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the 14 defendants in the amount of C$150 million in general damages and C$15 million in punitive damages. In both actions, the plaintiff is seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.

On September 12, 2013, all defendants executed a settlement agreement with all plaintiffs in the Canadian Actions. The Ontario Court granted preliminary approval of the settlement with respect to the Ontario Action on October 3, 2013, at which point Champion was obligated to pay $0.1 million to a trust account for the benefit of the settlement class members in the Canadian Actions. The settlement of the Ontario Action was approved by the court in January 2014. A hearing on approval of the settlement of the Quebec Action was held in January 2014, but the court did not make a ruling on the settlement at that time.

During the Successor year ended December 31, 2013, Holdings recorded a reserve of $0.1 million related to the Canadian Actions settlement and incurred post-trial costs of $0.1 million related to the Canadian Actions. These amounts are included in “Antitrust litigation costs” in the consolidated statements of comprehensive income (loss).

Value-added Tax Receivable

A wholly-owned Mexican subsidiary of Holdings had outstanding receivables denominated in Mexican pesos in the amount of $2.2 million from the Mexican Department of Finance and Public Credit related to refunds of Mexican value-added tax. In June 2013, the refund payment was received totaling $4.4 million (57.7 million Mexican pesos) including claims, interest and inflation of $2.0 million (25.5 million Mexican pesos), $1.8 million (23.3 million Mexican pesos) and $0.6 million (8.9 million Mexican pesos), respectively. The $1.8 million in interest and $0.6 million in inflation are included in “Interest expense, net” in the consolidated statements of comprehensive income (loss).

In addition, Holdings’ Mexican subsidiary received a letter dated April 9, 2013 giving notification that the tax court had agreed to refund claims totaling $0.3 million (3.7 million Mexican pesos). On April 25, 2013, a refund payment was received totaling $0.7 million (8.2 million Mexican pesos) including interest and inflation of $0.3 million (3.3 million Mexican pesos) and $0.1 million (1.2 million Mexican pesos), respectively. The $0.3 million in interest and $0.1 million in inflation are included in “Interest expense, net” in the consolidated statements of comprehensive income (loss).

UCI Holdings Limited

Notes to Consolidated Financial Statements

A wholly-owned Chinese subsidiary of Holdings had outstanding duty and value-added tax claims denominated in Chinese yuan in the amount of $2.0 million (RMB 12.5 million) with the Chinese tax authority. The claims relate to the refund of duties and value-added tax for equipment purchases made in 2005 – 2007 for use in the production of product for export. Due to concerns about the collectability of the refunds, no receivable had been previously recorded. During the Successor year ended December 31, 2013, Holdings recorded the collection of $1.9 million of the claims and recorded a receivable of $0.1 million for amounts still to be refunded. The $2.0 million of total claims has been recorded as income in “Miscellaneous, net” in the consolidated statements of comprehensive income (loss). The receivable of $0.1 million is recorded in “Other current assets in the consolidated balance sheet.

Patent Litigation

Champion was named as a defendant in a complaint filed by Hengst of North America, Inc. (“Hengst”), on August 23, 2013 in the United States District Court for the District of South Carolina, Columbia Division, pursuant to which Hengst claims that certain of Champion’s products infringe on a Hengst patent. On February 14, 2014, Champion and Hengst reached a settlement of this litigation. The settlement includes the payment of $2.2 million by Champion to Hengst, a license from Hengst to Champion of certain intellectual property in exchange for royalty payments, $0.8 million in rebates granted to Champion for future purchases by Champion of Hengst products, and the dismissal with prejudice of this case. Champion paid the initial $0.4 million payment during the first quarter of 2014, and will pay the remainder as follows: $0.5 million in the second quarter of 2014, $0.25 million in each of the third and fourth quarters of 2014, and $0.2 million in the third quarter of each year 2015 through 2018. During the Successor year ended December 31, 2013, Champion accrued $2.2 million for the settlement. These costs are included in “Patent litigation costs” in the consolidated statements of comprehensive income (loss).

Champion was a defendant in litigation with Parker-Hannifin Corporation (“Parker-Hannifin”) pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringed on a Parker-Hannifin patent. On July 18, 2011, Champion and Parker-Hannifin reached a settlement of this litigation, as well as other disputes between the companies. The settlement included the payment of $9.0 million by Champion to Parker-Hannifin, $0.5 million in discounts granted to Champion for future purchases by Champion of Parker-Hannifin products, and the dismissal with prejudice of this case and certain other cases between the companies. Champion made the $9.0 million payment during the third quarter of 2011. During the Successor year ended December 31, 2011, Champion incurred post-trial costs of $0.4 million. These costs are included in “Patent litigation costs” in the consolidated statements of comprehensive income (loss). As of December 31, 2013, accruals of $1.4 million and $0.8 million are recorded in “Accrued expenses and other current liabilities” and “Other long-term liabilities”, respectively, in the consolidated balance sheets.

Product Recall

In January 2014, Holdings was notified by one of its customers that the customer was recalling certain defective parts manufactured by one of Holdings’ U.S. subsidiaries. As of December 31, 2013, Holdings recorded estimated costs of $0.6 million for the recall.

During the Successor year ended December 31, 2012, Holdings recalled certain defective products manufactured by Holdings’ Chinese operations and distributed by Holdings’ Spanish subsidiary. During the Successor year ended December 31, 2012, Holdings recorded estimated costs of $1.2 million (€0.9 million). During the Successor year ended December 31, 2013, Holdings recorded no additional provision for this matter. As of December 31, 2013, Holdings had paid $1.0 million (€0.7 million) of costs related to this matter and a remaining accrual of $0.2 million (€0.1 million) is recorded in the consolidated balance sheet. Holdings believes that it has insurance coverage for a significant percentage of the costs related to this matter. As of December 31, 2013, Holdings has filed claims totaling $0.9 million (€0.7 million) with its insurance carrier. During 2013, Holdings received reimbursement for claims and product recall costs totaling $0.7 million (€0.5 million) under its insurance coverage, which was recorded to warranty expenses. In February 2014, Holdings received reimbursements for claims and product recall costs totaling $0.1 million (€0.1 million) under its insurance coverage.

Other Litigation

Holdings is subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury

UCI Holdings Limited

Notes to Consolidated Financial Statements

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

During the Successor years ended December 31, 2013 and 2012, Holdings undertook a number of transactions with the following related party entities that are under the common ultimate control of Mr. Graeme Hart:

•	Rank Group;

•	Autoparts Holdings; and

•	Reynolds Group Holdings Limited

The nature and amounts of the transactions entered into with these related parties are described further below.

	Transaction values		Balance outstanding as of
In millions	Year Ended December 31, 2013	Year Ended December 31, 2012	December 31, 2013	December 31, 2012

Related Party Receivables
Autoparts Holdings
Recharges of services (a)	$0.9	$19.9	$(2.3)	$2.7
Joint services agreement (b)	5.6	2.6	0.4	0.6
Sale of goods (c)	67.9	56.4	20.0	17.3
Asset (purchases) sales (c)	(0.1)	0.5	(0.1)	—
Purchase of goods (c)	(1.8)	(1.6)	(0.7)	(0.7)
State income taxes (c)	(0.1)	—	(0.1)	—

			17.2	19.9

Related Party Payables
Autoparts Holdings
Purchase of goods (c)	1.2	2.4	0.4	0.7
Rank Group
Recharges for professional services (d)	—	0.1	—	—
Reynolds Group Holdings Limited
Recharges of services (e)	0.6	0.3	0.2	—

			0.6	0.7

Long-Term Related Party Payables
Autoparts Holdings
Deferred income taxes (f)	0.4	—	0.4	—

UCI Holdings Limited

Notes to Consolidated Financial Statements

(a)	During the Successor years ended December 31, 2013 and 2012, Holdings incurred total costs of $7.6 million and $27.0 million, respectively, related to the implementation of the cost sharing and manufacturing arrangements with FRAM Group and business optimization costs (mainly professional fees for various cost saving projects) and to accelerate the manufacture of parts for new model cars previously sourced from external vendors. The recharge of services is based on the level of services provided or specific costs incurred. The recharges of services in the table are for FRAM Group’s share of these costs. The amounts are repaid in the normal course of business.
(b)	On July 29, 2011, UCI International, Inc. entered into a Joint Services Agreement (“JSA”) with Autoparts Holdings. Under the agreement, UCI International, Inc. and Autoparts Holdings each agreed to purchase certain administrative services from the other party. The agreement had an initial term of one year that was automatically renewed on July 29, 2013 and 2012 for additional one year periods. The agreement may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The agreement may also be terminated for breach or termination of affiliation. The agreement contains representations, warranties and indemnity obligations customary for agreements of this type. The costs billed out under the JSA are based upon the level of services provided. These amounts are repaid in the normal course of business.
(c)	As a result of Holdings’ cost sharing and manufacturing arrangements with FRAM Group, certain FRAM Group production was relocated to UCI International filtration manufacturing locations. UCI International and FRAM Group continue to maintain their own customer relationships and continue to supply their existing customers. Where FRAM Group production has been relocated to UCI International filtration manufacturing locations, UCI International manufactures and supplies products to FRAM Group in order to meet its customers’ orders. Product purchase orders are entered into by UCI International and FRAM Group on an arm’s-length basis to document the terms of the sale of products between the two related businesses. The related party sale of goods in the table above are included in “Related party net sales” in the consolidated statement of comprehensive income (loss) and include a transfer-price markup of approximately 8%.

Champion purchased certain materials and component parts from FRAM Group in order to manufacture products for FRAM Group.

As of December 31, 2013, Holdings had a net receivable from FRAM Group related to ongoing operations with FRAM Group for activity during the Successor year ended December 31, 2013. These amounts are repaid in the normal course of business.

Beginning with tax year 2012, UCI International began filing combined state tax returns which included certain FRAM Group entities. In some states, UCI International paid state taxes on behalf of FRAM Group and in others utilized FRAM Group state NOLs as part of the filings. The net payable will be repaid in the normal course of business.

(d)	Rank Group incurred on behalf of Holdings third party professional fees and expenses, which were then charged to Holdings. These amounts have been repaid in the normal course of business.
(e)	A subsidiary of Reynolds Group Holdings Limited billed UCI International, Inc. for rent and facility services costs. These amounts are repaid in the normal course of business.
(f)	Beginning with tax year 2012, UCI International began filing combined state tax returns which included certain FRAM Group entities. As of December 31, 2013, Holdings had a net payable due to FRAM Group related to unutilized FRAM Group state NOLs allocated to UCI International as part of the combined state tax returns filed by UCI International for the 2012 tax year. These NOLs will be utilized on future combined state tax returns.

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 16 — GEOGRAPHIC INFORMATION

Net sales by region were as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
United States	$820.7	$840.3	$767.6	$67.4
Mexico	37.5	22.2	23.8	2.4
Canada	33.8	32.7	30.0	2.6
United Kingdom	14.3	12.2	14.1	1.0
France	13.5	11.7	12.6	1.2
China	12.7	8.5	6.7	0.2
Germany	10.1	8.9	7.1	0.5
Spain	7.9	4.6	4.9	0.5
Other	45.4	43.4	43.4	3.0

	$995.9	$984.5	$910.2	$78.8

Net long-lived assets by region were as follows (in millions):

	Successor
	December 31, 2013	December 31, 2012
United States	$791.4	$812.7
China	49.5	45.1
Spain	20.5	20.5
Mexico	8.2	10.8
Other	1.0	1.0

	$870.6	$890.1

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

Stock Options

In 2011, pre-tax expense of $0.5 million was recorded for stock option based compensation by the Predecessor. The stock option based compensation recorded was a non-cash charge.

At January 1, 2011, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. As a result of the change in control resulting from the UCI Acquisition discussed in Note 2, the remaining unvested stock options became vested. This cost was recognized by UCI International as the Predecessor in January 2011.

The Black-Scholes option pricing model was used to estimate fair values of the options as of the date of grant. There were no options granted in 2011.

UCI Holdings Limited

Notes to Consolidated Financial Statements

Immediately preceding the date of the UCI Acquisition, there were 126,815 stock options outstanding. On the acquisition date, 97,926 options were exercised, 28,889 options were forfeited and the plan was terminated. The intrinsic value of options exercised during 2011 was $10.9 million. Proceeds of $1.1 million from the exercise of options in 2011 were received and retained by UCI International as the Predecessor.

Restricted Stock

The terms of the restricted stock agreement provided that the shares of restricted stock of UCI International, Inc. vest only upon a change of control, as defined. The UCI Acquisition resulted in a change of control. At January 25, 2011, there were 107,840 shares outstanding with a weighted average grant date fair value of $31.94 per share. All shares outstanding became vested on the UCI Acquisition date. Accordingly, compensation expense of $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period January 1, 2011 through January 25, 2011.

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

Assets measured at fair value on a non-recurring basis

During the Successor years ended December 31, 2013 and 2012, as part of the manufacturing and distribution footprint optimization restructuring discussed in Note 3, certain assets were adjusted to their fair values.

Commodity price risk management

Exposure to market risk for commodity prices can result in changes in the cost of production. When possible, this risk is mitigated through the use of long-term, fixed-price contracts with suppliers. On January 13, 2014, Holdings entered into a commodity-based derivative financial instrument to acquire 205,800 gallons of diesel fuel ratably during the period February 1, 2014 through January 31, 2015. Holdings entered into the contract to commercially hedge the cost of diesel fuel and did not enter into the contract for speculative purposes. Holdings elected not to document and account for the contract as an effective hedge for accounting purposes, but rather as a financial instrument. The cost of entering into the contract was nil. Changes in the market value of the fuel hedge contract will be recognized in income as a component of cost of sales.

UCI Holdings Limited

Notes to Consolidated Financial Statements

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

Long-term debt – The fair value of the Senior Notes at December 31, 2013 and 2012 was $406.0 million and $399.0 million, respectively. The estimated fair value of these notes was based on bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades of these notes, these inputs are considered to be Level 2 inputs.

The fair value of the Senior Secured Term Loan Facility at December 31, 2013 and 2012 was $291.0 million and $296.2 million, respectively. The estimated fair value of borrowings under the Senior Secured Term Loan Facility was based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades, this input is considered to be a Level 2 input.

The fair value of the economic development loan was $0.4 million and $0.5 million at December 31, 2013 and December 31, 2012, respectively. Since there is no ready market for this type of loan, discounted cash flows were used taking into consideration bond ratings and LIBOR futures. These inputs are considered to be Level 2 inputs.

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 19 — ACCUMULATED OTHER COMPREHENSIVE LOSS

The tables below present the changes in accumulated other comprehensive loss by component and the reclassification out of accumulated other comprehensive loss:

Changes in Accumulated Other Comprehensive Loss by Component (in millions) (a)

	Successor
	Foreign Currency Adjustment	Pension and OPEB Liability	Total Accumulated Other Comprehensive Loss
Balance at January 1, 2011	$—	$—	$—

Other comprehensive loss before reclassifications	(4.7)	(29.8)	(34.5)
Amounts reclassified into earnings	—	—	—

Net current period other comprehensive income (loss)	(4.7)	(29.8)	(34.5)

Balance at December 31, 2011	(4.7)	(29.8)	(34.5)

Other comprehensive loss before reclassifications	1.9	(11.4)	(9.5)
Amounts reclassified into earnings	—	0.4	0.4

Net current period other comprehensive income (loss)	1.9	(11.0)	(9.1)

Balance at December 31, 2012	(2.8)	(40.8)	(43.6)

Other comprehensive income before reclassifications	1.3	33.0	34.3
Amounts reclassified into earnings	—	2.5	2.5

Net current period other comprehensive income	1.3	35.5	36.8

Balance at December 31, 2013	$(1.5)	$(5.3)	$(6.8)

(a)	All amounts are net of tax.

Reclassification out of Accumulated Other Comprehensive Loss

The reclassification out of accumulated other comprehensive loss for the Successor year ended December 31, 2013 was as follows (in millions):

	Amount Reclassified from Accumulated Other Comprehensive Loss	Affected Line Item in the Statement of Comprehensive Loss
Pension and OPEB Liability
Amortization of unrecognized loss	$4.0	(a)
Amortization of prior service cost	0.1	(a)

	4.1	Pre-tax
Tax effect	(1.6)	Tax expense

Total reclassification for the period	$2.5	Net of tax

(a)	These accumulated other comprehensive income components are included in the computation of net periodic pension cost. See Note 13 for further information on the adjustments related to defined benefit plans.

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 20 — OTHER INFORMATION

Cash payments

Cash payments for interest and income taxes (net of refunds) were as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	January 1, 2011 through January 25, 2011
Interest	$52.1	$52.5	$39.9	$2.7
Income taxes (net of refunds)	$0.9	$7.7	$3.6	$0.3

Cash payments for interest in the Successor year ended December 31, 2011 included $3.9 million of interest on the Senior PIK Notes that accrued from December 15, 2010, the last date that interest was paid through issuance of new Senior PIK Notes.

Non-U.S. cash

Holdings has its bank accounts with a relatively small number of high quality financial institutions. Substantially all of the cash and cash equivalents, including cash balances at non-U.S. subsidiaries, at December 31, 2013 and 2012 were uninsured. Holdings’ non-U.S. subsidiaries had cash balances of $16.2 million and $12.4 million at December 31, 2013 and 2012, respectively.

NOTE 21 — CONCENTRATION OF RISK

Holdings sells vehicle parts to a wide base of customers primarily in the automotive aftermarket. Holdings has outstanding receivables owed by these customers and to date has experienced no significant collection problems. For the Successor year ended December 31, 2013, sales to two customers, AutoZone, Inc. (“AutoZone”) and General Motors Company (“GM”), accounted for 29.2% and 10.1% of total net sales, respectively. For the Successor year ended December 31, 2012 and the Combined Year Ended December 31, 2011, sales to a single customers, AutoZone, accounted for 32.6% and 32.3% of total net sales, respectively. No other customers accounted for more than 10% of total net sales for the Successor years ended December 31, 2013, 2012 and the Combined Year Ended December 31, 2011. At December 31, 2013 and 2012, the receivable balances from AutoZone were $129.1 million and $140.8 million, respectively. At December 31, 2013 and 2012, the receivable balance from GM was $17.6 million and $9.8 million, respectively.

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 22 — QUARTERLY FINANCIAL INFORMATION (unaudited)

The following is a summary of the unaudited quarterly results of operations. Holdings believes that all adjustments considered necessary for a fair presentation in accordance with generally accepted accounting principles have been included (in millions).

	Successor
	Quarter Ended March 31, 2013	Quarter Ended June 30, 2013	Quarter Ended September 30, 2013	Quarter Ended December 31, 2013

Net sales	$245.8	$252.4	$252.1	$245.6
Gross profit	47.2	49.1	48.1	47.6
Net (loss) income	(5.1)	1.7	(1.8)	(7.0)
		Successor

	Successor
	Quarter Ended March 31, 2012	Quarter Ended June 30, 2012	Quarter Ended September 30, 2012	Quarter Ended December 31, 2012

Net sales	$261.6	$234.6	$249.8	$238.5
Gross profit	67.0	53.1	58.9	59.5
Net income (loss)	6.9	(4.4)	4.8	7.3

Holdings’ quarterly results were affected by the gains and (losses) described in Notes 3, 8 and 14. Below is a summary of the gains and (losses). None of these gains and (losses) affected net sales or gross profit. The amounts below are after-tax amounts (in millions):

		Successor
		Quarter Ended March 31, 2013	Quarter Ended June 30, 2013	Quarter Ended September 30, 2013	Quarter Ended December 31, 2013
Note 3	Restructuring costs	$(0.2)	$(1.1)	$(0.5)	$(2.9)
Note 8	Trademark impairment loss	—	—	—	(1.2)
Note 14	Patent litigation	—	—	—	(1.4)
Note14	Antitrust litigation costs	—	—	(0.1)	—

		Successor
		Quarter Ended March 31, 2012	Quarter Ended June 30, 2012	Quarter Ended September 30, 2012	Quarter Ended December 31, 2012
Note 3	Restructuring costs	$—	$(2.3)	$(0.4)	$(0.9)
Note 14	Antitrust litigation costs	(0.3)	(0.2)	(0.2)	—

UCI Holdings Limited

Notes to Consolidated Financial Statements

NOTE 23 — GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS

Certain of Holdings’ subsidiaries have guaranteed UCI International, Inc.’s obligations under the Senior Notes described in Note 11. Certain of Holdings’ subsidiaries have entered into guarantee and security arrangements in respect of UCI International, Inc.’s indebtedness under the Senior Secured Credit Facilities described in Note 11.

The condensed financial information for the Successor that follows includes condensed financial statements for (a) Holdings, which is the parent of UCI International, Inc. and a guarantor of the Senior Notes, (b) UCI International, Inc., which is the issuer of the Senior Notes and borrower under the Senior Secured Credit Facilities, (c) certain of the U.S. subsidiaries, which guarantee the Senior Notes and borrowings under the Senior Secured Credit Facilities (the “Guarantor Subsidiaries”), (d) the non-U.S. subsidiaries and certain U.S. subsidiaries which do not guarantee the Senior Notes and borrowings under the Senior Secured Credit Facilities (the “Non-Guarantor Subsidiaries”), and (e) consolidated Holdings. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions.

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

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

December 31, 2013

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Assets
Current assets
Cash and cash equivalents	$76,619	$—	$1	$3,026	$57,407	$16,185
Intercompany receivables - current	—	(237,446)	—	191,260	25,594	20,592
Accounts receivable, net	221,872	—	—	—	203,577	18,295
Related party receivables	17,179	—	—	—	17,179	—
Inventories, net	202,412	—	—	—	173,253	29,159
Deferred tax assets	30,256	—	—	1,456	27,887	913
Other current assets	22,776	—	—	2,156	14,619	6,001

Total current assets	571,114	(237,446)	1	197,898	519,516	91,145
Property, plant and equipment, net	168,772	—	—	—	125,462	43,310
Investment in subsidiaries	—	(966,882)	195,733	671,628	99,521	—
Goodwill	309,703	—	—	—	278,569	31,134
Other intangible assets, net	373,433	—	—	—	366,333	7,100
Intercompany receivables non-current	—	(105,071)	100,066	—	5,005	—
Deferred financing costs, net	14,622	—	—	14,622	—	—
Other long-term assets	4,115	—	—	—	3,344	771

Total assets	$1,441,759	$(1,309,399)	$295,800	$884,148	$1,397,750	$173,460

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$152,052	$—	$—	—	119,775	32,277
Current maturities of long-term debt	3,176	—	—	3,000	176	—
Related party payables	587	—	17	—	191	379
Intercompany payables - current	—	(237,446)	—	1,317	213,079	23,050
Product returns liability	42,031	—	—	—	41,758	273
Interest payable	13,081	—	—	13,081	—	—
Accrued expenses and other current liabilities	58,665	—	1	800	51,773	6,091

Total current liabilities	269,592	(237,446)	18	18,198	426,752	62,070
Long-term debt, less current maturities	687,860	—	—	687,379	461	20
Long-term related party payables	361	—	—	—	361	—
Pension and other post-retirement liabilities	62,256	—	—	—	61,448	808
Deferred tax liabilities	122,983	—	—	(17,162)	135,140	5,005
Intercompany payables - non-current	—	(105,071)	—	—	100,066	5,005
Other long-term liabilities	2,925	—	—	—	1,894	1,031
Total shareholder’s equity (deficit)	295,782	(966,882)	295,782	195,733	671,628	99,521

Total liabilities and shareholder’s equity (deficit)	$1,441,759	$(1,309,399)	$295,800	$884,148	$1,397,750	$173,460

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

December 31, 2012

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Assets
Current assets
Cash and cash equivalents	$78,917	$—	$1	$61,565	$4,921	$12,430
Intercompany receivables - current	—	(209,524)	—	165,519	22,536	21,469
Accounts receivable, net	227,542	—	—	—	210,462	17,080
Related party receivables	19,872	—	—	—	19,872	—
Inventories, net	175,291	—	—	—	150,045	25,246
Deferred tax assets	28,877	—	—	1,588	26,228	1,061
Other current assets	27,105	—	—	522	18,175	8,408

Total current assets	557,604	(209,524)	1	229,194	452,239	85,694
Property, plant and equipment, net	160,174	—	—	—	118,551	41,623
Investment in subsidiaries	—	(1,088,248)	271,176	722,420	94,652	—
Goodwill	309,102	—	—	—	278,570	30,532
Other intangible assets, net	399,585	—	—	—	391,771	7,814
Intercompany receivables non-current	—	(8,577)	—	—	8,577	—
Deferred financing costs, net	17,483	—	—	17,483	—	—
Other long-term assets	3,732	—	—	—	3,145	587

Total assets	$1,447,680	$(1,306,349)	$271,177	$969,097	$1,347,505	$166,250

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$132,803	$—	$—	$—	$108,067	$24,736
Current maturities of long-term debt	3,177	—	—	3,000	177	—
Related party payables	734	—	16	—	27	691
Intercompany payables - current	—	(209,524)	—	—	188,357	21,167
Accrued expenses and other current liabilities	115,453	—	—	15,389	90,743	9,321

Total current liabilities	252,167	(209,524)	16	18,389	387,371	55,915
Long-term debt, less current maturities	690,748	—	—	690,079	669	—
Pension and other post-retirement liabilities	120,093	—	—	—	119,501	592
Deferred tax liabilities	110,965	—	—	(10,547)	116,012	5,500
Intercompany payables - non-current	—	(8,577)	—	—	—	8,577
Other long-term liabilities	2,546	—	—	—	1,532	1,014
Total shareholder’s equity (deficit)	271,161	(1,088,248)	271,161	271,176	722,420	94,652

Total liabilities and shareholder’s equity (deficit)	$1,447,680	$(1,306,349)	$271,177	$969,097	$1,347,505	$166,250

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

Year Ended December 31, 2013

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries

Net sales	$995,930	$(125,055)	$—	$—	$937,030	$183,955
Cost of sales	803,973	(125,055)	—	—	766,238	162,790

Gross profit	191,957	—	—	—	170,792	21,165
Operating expenses
Selling and warehousing	(70,910)	—	—	—	(63,812)	(7,098)
General and administrative	(47,039)	—	—	(7,666)	(35,092)	(4,281)
Amortization of acquired intangible assets	(22,176)	—	—	—	(21,237)	(939)
Restructuring costs, net	(7,593)	—	—	—	(6,498)	(1,095)
Trademark impairment loss (Note 8)	(2,000)	—	—	—	(2,000)	—
Patent litigation costs (Note 14)	(2,200)	—	—	—	(2,200)	—
Antitrust litigation costs	(198)	—	—	—	(198)	—

Operating income (loss)	39,841	—	—	(7,666)	39,755	7,752
Other expense
Interest (expense) income, net	(51,453)	—	36	(54,441)	(13)	2,965
Intercompany interest	—	—	66	22,273	(22,052)	(287)
Miscellaneous, net	(3,623)	—	(1)	—	(5,613)	1,991

(Loss) income before income taxes	(15,235)	—	101	(39,834)	12,077	12,421
Income tax benefit (expense)	2,993	—	—	15,196	(8,504)	(3,699)

Net (loss) income before equity in earnings of subsidiaries	(12,242)	—	101	(24,638)	3,573	8,722
Equity in earnings of subsidiaries	—	(8,674)	(12,343)	12,295	8,722	—

Net (loss) income	$(12,242)	$(8,674)	$(12,242)	$(12,343)	$12,295	$8,722

Comprehensive income (loss)	$24,621	$(82,641)	$23,406	$24,520	$49,158	$10,178

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

Year Ended December 31, 2012

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries

Net sales	$984,497	$(121,109)	$—	$—	$936,993	$168,613
Cost of sales	745,995	(121,109)	—	—	720,568	146,536

Gross profit	238,502	—	—	—	216,425	22,077
Operating expenses
Selling and warehousing	(67,413)	—	—	—	(60,396)	(7,017)
General and administrative	(58,662)	—	(3)	(17,779)	(36,398)	(4,482)
Amortization of acquired intangible assets	(22,165)	—	—	—	(21,246)	(919)
Restructuring costs, net	(5,877)	—	—	—	(2,477)	(3,400)
Antitrust litigation costs	(1,228)	—	—	—	(1,228)	—

Operating income (loss)	83,157	—	(3)	(17,779)	94,680	6,259
Other expense
Interest expense, net	(54,765)	—	—	(54,708)	(55)	(2)
Intercompany interest	—	—	—	22,397	(22,035)	(362)
Miscellaneous, net	(6,188)	—	1	—	(6,204)	15

Income (loss) before income taxes	22,204	—	(2)	(50,090)	66,386	5,910
Income tax (expense) benefit	(7,577)	—	—	17,320	(18,771)	(6,126)

Net income (loss) before equity in earnings of subsidiaries	14,627	—	(2)	(32,770)	47,615	(216)
Equity in earnings of subsidiaries	—	(61,812)	14,629	47,399	(216)	—

Net income (loss)	$14,627	$(61,812)	$14,627	$14,629	$47,399	$(216)

Comprehensive income (loss)	$5,472	$(67,375)	$27,298	$5,474	$38,244	$1,831

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

Year Ended December 31, 2011

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries

Net sales	$910,179	$(106,994)	$—	$—	$862,435	$154,738
Cost of sales	710,360	(106,994)	—	—	683,367	133,987

Gross profit	199,819	—	—	—	179,068	20,751
Operating expenses
Selling and warehousing	(66,212)	—	—	—	(59,281)	(6,931)
General and administrative	(41,612)	—	(34)	(6,972)	(29,253)	(5,353)
Amortization of acquired intangible assets	(20,378)	—	—	—	(19,457)	(921)
Merger and acquisition costs	(11,331)	—	—	(11,331)	—	—
Restructuring costs, net	(1,275)	—	—	—	(1,124)	(151)
Trademark impairment loss	(3,800)	—	—	—	(3,800)	—
Patent litigation costs	(387)	—	—	—	(387)	—
Antitrust litigation costs	(11,731)	—	—	—	(11,731)	—

Operating income (loss)	43,093	—	(34)	(18,303)	54,035	7,395
Other expense
Interest (expense) income, net	(51,691)	—	—	(51,813)	(59)	181
Intercompany interest	—	—	—	20,726	(20,399)	(327)
Debt commitment fees	(5,945)	—	—	(5,945)	—	—
Miscellaneous, net	(4,974)	—	—	—	(5,206)	232

(Loss) income before income taxes	(19,517)	—	(34)	(55,335)	28,371	7,481
Income tax benefit (expense)	906	—	—	20,166	(16,584)	(2,676)

Net (loss) income before equity in earnings of subsidiaries	(18,611)	—	(34)	(35,169)	11,787	4,805
Equity in earnings of subsidiaries	—	(2,820)	(18,577)	16,592	4,805	—

Net (loss) income	$(18,611)	$(2,820)	$(18,611)	$(18,577)	$16,592	$4,805

Comprehensive (loss) income	$(53,090)	$74,030	$(56,273)	$(53,056)	$(17,887)	$96

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

January 1, 2011 Through January 25, 2011

(in thousands)

	UCI				Non-
	International		UCI	Guarantor	Guarantor
	Consolidated	Eliminations	International	Subsidiaries	Subsidiaries

Net sales	$78,842	$(9,872)	$—	$75,222	$13,492
Cost of sales	60,296	(9,872)	—	58,257	11,911

Gross profit	18,546	—	—	16,965	1,581
Operating expenses
Selling and warehousing	(5,167)	—	—	(4,575)	(592)
General and administrative	(3,577)	—	—	(3,274)	(303)
Amortization of acquired intangible assets	(405)	—	—	(405)	—
Merger and acquisition costs	(5,170)	—	(5,154)	(16)	—
Stock-based compensation expense	(15,082)	—	—	(15,082)	—
Patent litigation costs	(500)	—	—	(500)	—
Antitrust litigation costs	(813)	—	—	(813)	—

Operating (loss) income	(12,168)	—	(5,154)	(7,700)	686
Other expense
Interest (expense) income, net	(4,663)	—	(2,504)	(2,166)	7
Intercompany interest	—	—	—	30	(30)
Management fee expense	(139)	—	—	(139)	—
Loss on early extinguishment of debt	(24,153)	—	(10,004)	(14,149)	—
Miscellaneous, net	(727)	—	—	(727)	—

(Loss) income before income taxes	(41,850)	—	(17,662)	(24,851)	663
Income tax benefit (expense)	13,952	—	6,822	7,324	(194)

Net (loss) income before equity in earnings of subsidiaries	(27,898)	—	(10,840)	(17,527)	469
Equity in earnings of subsidiaries	—	16,589	(17,058)	469	—

Net (loss) income	$(27,898)	$16,589	$(27,898)	$(17,058)	$469

Comprehensive (loss) income	$(27,155)	$15,219	$(27,155)	$(16,315)	$1,096

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2013

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net cash provided by (used in) operating activities	$39,865	$—	$—	$(55,539)	$81,993	$13,411

Cash flows from investing activities:
Capital expenditures	(40,619)	—	—	—	(33,077)	(7,542)
Proceeds from sale of property, plant and equipment	1,448	—	—	—	86	1,362

Net cash provided by (used in) investing activities	(39,171)	—	—	—	(32,991)	(6,180)

Cash flows from financing actvities:
Issuances of debt	—	—	—	—	—	—
Debt repayments	(3,089)	—	—	(3,000)	(88)	(1)
Equity contribution	—	—	—	—	—	—
Intercompany dividend received (paid)	—	—	—	—	5,374	(5,374)
Change in intercompany indebtedness	—	—	—	—	(1,802)	1,802

Net cash provided by (used in) financing activities	(3,089)	—	—	(3,000)	3,484	(3,573)
Effect of exchange rate changes on cash	97	—	—	—	—	97

Net (decrease) increase in cash and cash equivalents	(2,298)	—	—	(58,539)	52,486	3,755
Cash and cash equivalents at beginning of period	78,917	—	1	61,565	4,921	12,430

Cash and cash equivalents at end of period	$76,619	$—	$1	$3,026	$57,407	$16,185

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2012

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net cash provided by (used in) operating activities	$51,842	$—	$(37)	$(24,688)	$59,710	$16,857

Cash flows from investing activities:
Capital expenditures	(36,786)	—	—	—	(29,136)	(7,650)
Proceeds from sale of property, plantand equipment	1,968	—	—	—	576	1,392

Net cash used in investing activities	(34,818)	—	—	—	(28,560)	(6,258)

Cash flows from financing actvities:
Issuances of debt	500	—	—	—	500	—
Debt repayments	(6,552)	—	—	(3,000)	(376)	(3,176)
Equity contribution	38	—	38	—	—	—
Intercompany dividend received (paid)	—	—	—	—	5,239	(5,239)
Change in intercompany indebtedness	—	—	—	89,237	(87,167)	(2,070)

Net cash (used in) provided by financing activities	(6,014)	—	38	86,237	(81,804)	(10,485)
Effect of exchange rate changes on cash	210	—	—	—	—	210

Net increase (decrease) in cash and cash equivalents	11,220	—	1	61,549	(50,654)	324
Cash and cash equivalents at beginning of period	67,697	—	—	16	55,575	12,106

Cash and cash equivalents at end of period	$78,917	$—	$1	$61,565	$4,921	$12,430

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2011

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net cash provided by (used in) operating activities	$55,662	$—	$—	$(56,800)	$108,297	$4,165

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	(185,268)	—	—	(375,000)	180,086	9,646
Acquisition of Honeywell Automotive Parts Services
(Shanghai) Co., Ltd. assets	(1,500)	—	—	—	—	(1,500)
Investment in subsidiaries	—	320,000	(320,000)	—	—	—
Capital expenditures	(24,675)	—	—	—	(21,172)	(3,503)
Proceeds from sale of property, plant and equipment	176	—	—	—	151	25
Decrease in restricted cash	16,290	—	—	—	16,290	—

Net cash (used in) provided by investing activities	(194,977)	320,000	(320,000)	(375,000)	175,355	4,668

Cash flows from financing activities:
Issuances of debt	3,147	—	—	—	—	3,147
Debt repayments	(3,956)	—	—	(3,000)	(288)	(668)
Payment of deferred financing costs	(20,259)	—	—	(20,259)	—	—
Payment of debt commitment fees	(5,945)	—	—	(5,945)	—	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	298,500	—	—	298,500	—	—
Issuance of Senior Notes	400,000	—	—	400,000	—	—
Repayment of 2010 Credit Facility	(423,938)	—	—	—	(423,938)	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	(360,115)	—	—	(360,115)	—	—
Intercompany dividend received (paid)	—	—	—	—	5,332	(5,332)
Equity contribution	320,000	(320,000)	320,000	320,000	—	—
Change in intercompany indebtedness	—	—	—	(197,365)	196,149	1,216

Net cash provided by (used in) financing activities	207,434	(320,000)	320,000	431,816	(222,745)	(1,637)
Effect of exchange rate changes on cash	(422)	—	—	—	—	(422)

Net increase in cash and cash equivalents	67,697	—	—	16	60,907	6,774
Cash and cash equivalents at beginning of period	—	—	—	—	—	—

Cash and cash equivalents at end of period	$67,697	$—	$—	$16	$60,907	$6,774

UCI Holdings Limited

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

January 1, 2011 through January 25, 2011

(in thousands)

	UCI				Non-
	International		UCI	Guarantor	Guarantor
	Consolidated	Eliminations	International	Subsidiaries	Subsidiaries
Net cash used in operating activities	$(9,341)	$—	$(8,427)	$(865)	$(49)

Cash flows from investing activities:
Capital expenditures	(1,571)	—	—	(1,430)	(141)

Net cash used in investing activities	(1,571)	—	—	(1,430)	(141)

Cash flows from financing activities:
Debt repayments	(2,633)	—	—	(30)	(2,603)
Payment of deferred financing costs	(920)	—	(920)	—	—
Proceeds from exercise of stock options	1,077	—	1,077	—	—
Excess tax benefits from share-based payments	2,661	—	2,661	—	—
Change in intercompany indebtedness	—	—	5,609	(8,472)	2,863

Net cash provided by (used in) financing activities	185	—	8,427	(8,502)	260
Effect of exchange rate changes on cash	127	—	—	—	127

Net (decrease) increase in cash and cash equivalents	(10,600)	—	—	(10,797)	197
Cash and cash equivalents at beginning of period	200,330	—	17	190,865	9,448

Cash and cash equivalents at end of period	$189,730	$—	$17	$180,068	$9,645