Form 20-F
period 2014-12-31
UCI HOLDINGS LTD
filed 2015-03-04
CIK 1513050

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

“Senior Secured Credit Facilities” refers to (i) a $300.0 million senior secured term loan facility, or the “Senior Secured Term Loan Facility” and (ii) a $75.0 million senior secured revolving credit facility, or the “Senior Secured Revolving Credit Facility” entered into as part of the Transactions on January 26, 2011.

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

“United States” and “U.S.” refer to the United States of America.

With respect to our customers, “Advance” refers to Advance Stores Company, Inc., including stores acquired by Advance from General Parts International, Inc.; “AutoZone” refers to AutoZone, Inc.; “CARQUEST” refers to private label products sold by Advance; “Chrysler” refers to Chrysler Group LLC; “Ford” refers to Ford Motor Company; “GM” refers to General Motors Company; “NAPA” refers to NAPA Autoparts Inc.; and “O’Reilly” refers to O’Reilly Automotive, Inc.

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

Forward-Looking Statements

This annual report contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to:

•	volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations;

•	the economic environment and adverse credit market conditions may significantly affect our ability to meet liquidity needs and may materially and adversely affect the financial soundness of our customers and suppliers;

•	we face competition and increasing pricing pressure in our markets and, therefore, lower-cost production and successful cost savings actions may be required to be able to compete effectively;

•	the shift in demand from premium to value brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby decreasing our net sales and reducing our margins;

•	the introduction of new and improved products and services and the shift from domestic to foreign made vehicles poses a potential threat to the aftermarket for light vehicle parts;

•	increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability;

•	entering new markets and developing new products poses commercial risks;

•	our relationship with AutoZone creates risks associated with a concentrated net sales source;

•	our contracts with our customers are generally short-term and do not require the purchase of a minimum amount;

•	the consolidation of our customers can have adverse effects on our business;

•	we could be materially adversely affected by changes or imbalances in currency exchange and other rates;

•	increases in our raw materials and component costs or the loss of a number of our suppliers could adversely affect our profitability;

•	we may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, either of which could negatively impact the profitability of our business;

•	if we are unable to meet future capital requirements, our business may be adversely affected;

•	it may be difficult for us to recruit and retain the types of highly skilled employees we need to remain competitive;

•	environmental, health and safety laws and governmental regulations may impose significant compliance costs and liabilities on us;

•	our intellectual property may be misappropriated or subject to claims of infringement;

•	time, effort and costs associated with the strategic review currently ongoing could have an adverse effect upon our business;

•	our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Senior Notes;

•	restrictive covenants in the Senior Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility;

•	the outcome of legal proceedings;

•	the risks and uncertainties described under “Part I, Item 3. Key Information – Risk Factors” and “Part I, Item 5. Operating and Financial Review and Prospects”; and

•	risks related to other factors discussed in this annual report.

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

Selected Historical Consolidated Financial Data

The selected financial data has been derived from Holdings’ and, prior to Holdings’ inception, UCI International’s, audited consolidated financial statements. The financial data of Holdings as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 has been derived from the audited consolidated financial statements of Holdings included elsewhere in this annual report. We derived the balance sheet data as of December 31, 2012, 2011 and 2010 and the statement of comprehensive income (loss) for the years ended December 31, 2011 and 2010 from the audited consolidated financial statements of Holdings that are not included herein. The statements of comprehensive income (loss) of UCI International for the period January 1, 2011 through January 25, 2011 and the year ended December 31, 2010 and the balance sheet data as of December 31, 2010 has been derived from the audited consolidated financial statements of UCI International that are not included herein. Because Holdings was formed on November 26, 2010 in connection with the Transactions, it has no consolidated financial statements as of or for periods ended prior to that date. Prior to the UCI Acquisition, Holdings generated no revenue and incurred no expenses other than merger and acquisition costs related to the UCI Acquisition. Certain comparative information has been reclassified to conform to current method of presentation.

	Holdings					UCI International
(in millions)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	January 1, 2011 through January 25, 2011	Year Ended December 31, 2010
Comprehensive income (loss) data:
Net sales (1)	$1,009.8	$995.9	$984.5	$910.2	$—	$78.8	$945.0
Cost of sales (2)	871.2	837.2	775.2	738.6	—	62.3	731.4

Gross profit	138.6	158.7	209.3	171.6	—	16.5	213.6

Operating (expenses) income
Selling, general and administrative (3)	(63.2)	(84.7)	(96.8)	(79.6)	—	(6.7)	(80.7)
Amortization of acquired intangible assets	(22.2)	(22.2)	(22.2)	(20.4)	—	(0.4)	(5.2)
Merger and acquisition costs (4)	—	—	—	(11.3)	(1.3)	(5.2)	—
Restructuring costs, net (5)	(16.9)	(7.6)	(5.9)	(1.3)	—	—	(1.7)
Stock-based compensation expense (6)	—	—	—	—	—	(15.1)	(0.4)
Trademark impairment loss (7)	(38.0)	(2.0)	—	(3.8)	—	—	—
Patent litigation costs (8)	(0.2)	(2.2)	—	(0.4)	—	(0.5)	(5.9)
Antitrust litigation costs (9)	—	(0.2)	(1.2)	(11.7)	—	(0.8)	(7.2)

Operating (loss) income	(1.9)	39.8	83.2	43.1	(1.3)	(12.2)	112.5
Interest expense, net	(50.4)	(51.4)	(54.8)	(51.7)	—	(4.7)	(60.8)
Management fee expense	—	—	—	—	—	(0.1)	(2.0)
Loss on early extinguishment of debt (10)	—	—	—	—	—	(24.2)	(8.7)
Debt commitment fees	—	—	—	(5.9)	—	—	—
Miscellaneous, net	(8.6)	(3.6)	(6.2)	(5.0)	—	(0.7)	(3.5)

(Loss) income before income taxes	(60.9)	(15.2)	22.2	(19.5)	(1.3)	(41.9)	37.5
Income tax benefit (expense)	24.7	3.0	(7.6)	0.9	—	14.0	(14.5)

Net (loss) income	$(36.2)	$(12.2)	$14.6	$(18.6)	$(1.3)	$(27.9)	$23.0

Comprehensive (loss) income	$(71.0)	$24.6	$5.5	$(53.1)	$(1.3)	$(27.2)	$14.0

	December 31,
	Holdings					UCI International
(in millions)	2014	2013	2012	2011	2010	2010
Balance Sheet Data:
Cash and cash equivalents	$44.5	$76.6	$78.9	$67.7	$—	$200.3
Working capital	289.1	301.5	305.4	284.8	(6.6)	434.4
Total assets	1,360.1	1,441.8	1,447.7	1,454.0	5.3	1,145.3
Debt (including current maturities)	708.2	691.1	693.9	700.0	—	774.5
Total shareholder’s equity (deficit)	225.6	295.8	271.2	265.7	(1.3)	23.6

	December 31,
	Holdings					UCI International
(in millions)	2014	2013	2012	2011	2010	2010
Other Data:
Net cash (used in) provided by operating activities	$(18.7)	$39.9	$51.8	$55.7	$—	$113.3
Net cash used in investing activities	(30.1)	(39.2)	(34.8)	(195.0)	—	(27.5)
Net cash provided by (used in) financing activities	17.8	(3.1)	(6.0)	207.4	—	(17.3)

(1)	For the years ended December 31, 2014, 2013 and 2012, Holdings net sales included product warranty reserve reductions of $4.4 million, $4.0 million and $9.6 million, respectively, primarily due to the loss of customers, contractual changes affecting warranty reserve requirements of its customers and favorable claims experience.
(2)	In the years ended December 31, 2014, 2013, 2012 and 2011, Holdings incurred $0.5 million, $3.5 million, $1.1 million and $0.2 million, respectively, of costs related to the implementation of its cost sharing and manufacturing arrangements with FRAM Group.

For the year ended December 31, 2011, Holdings cost of sales included $16.4 million for inventory sold after the UCI Acquisition date that was written up to fair market value as part of the purchase price allocation of the UCI Acquisition.

(3)	In the years ended December 31, 2014, 2013 and 2012, Holdings incurred $0.6 million, $7.2 million and $13.7 million, respectively, of business optimization costs related to various cost savings projects and the acceleration of manufacturing of parts for newer model cars previously sourced from external vendors.

In the years ended December 31, 2013, 2012 and 2011, Holdings incurred $1.1 million, $6.0 million and $7.1 million, respectively, of costs related to the implementation of its cost sharing and manufacturing arrangements with FRAM Group.

In the year ended December 31, 2010, UCI International incurred $6.5 million of costs related to evaluating strategic opportunities including potential merger and acquisition and capital structure activities that are non-operating in nature and included costs related to a proposed initial public offering of UCI International, Inc.’s stock that was withdrawn in November 2010 and costs associated with the UCI Acquisition.

(4)	In connection with the UCI Acquisition, Holdings incurred $11.3 million of merger and acquisition costs and $1.3 million of buyer-side merger and acquisition costs during the year ended December 31, 2011 and the period November 26, 2010 through December 31, 2010, respectively. During the period January 1, 2011 through January 25, 2011, UCI International incurred $5.2 million of seller-side merger and acquisition costs. These costs consisted primarily of investment banking, legal and other professional advisory fees and expenses.
(5)	Holdings and UCI International have taken various restructuring actions in each of the years to align their cost structures with customers’ spending habits and market conditions.

(6)	Non-cash stock based compensation expense related to stock based awards under UCI International’s amended and restated equity incentive plan. As a result of the UCI Acquisition, the remaining unvested stock options and restricted stock became vested. Immediately prior to the UCI Acquisition, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. Compensation expense of $13.2 million was equal to the fair value of the restricted stock at the date of the UCI Acquisition. UCI International also incurred $1.4 million of non-recurring costs associated with the stock based compensation expense, which were recognized in the period January 1, 2011 through January 25, 2011.
(7)	During the years ended December 31, 2014, 2013 and 2011, Holdings recognized trademark impairment losses of $38.0 million, $2.0 million and $3.8 million, respectively, related to one of its indefinite-lived trademark intangible assets. See further details included in Note 7 to the consolidated financial statements elsewhere in this annual report.
(8)	During the year ended December 31, 2014, Holdings incurred costs of $0.2 million related to the settlement of a patent infringement complaint filed by Hengst of North America, Inc. (“Hengst”). During the year ended December 31, 2013, Holdings recognized a settlement reserve of $2.2 million related to the same complaint filed by Hengst. In addition, during the year ended December 31, 2011, Holdings recognized expenses of $0.4 million and during the period January 1, 2011 through January 25, 2011 and year ended December 31, 2010, UCI International recognized $0.5 million and $5.9 million, respectively, related to a patent infringement claim by Parker-Hannifin Corporation (“Parker-Hannifin”). See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation – Patent Litigation.”
(9)	During the year ended December 31, 2013, Holdings recorded $0.1 million for the settlement and $0.1 million for litigation costs related to antitrust claims in Quebec and Ontario, Canada. During the year ended December 31, 2011, Holdings recorded a provision of $7.8 million for the settlement and during the years ended December 31, 2012 and 2011, Holdings incurred post-trial costs of $1.2 million and $3.9 million, respectively, in antitrust litigation costs related to antitrust claims in the U.S. During the period January 1, 2011 through January 25, 2011 and the years ended December 31, 2010 and 2009, UCI International incurred antitrust litigation costs of $0.8 million, $7.2 million and $1.3 million, respectively, related to antitrust claims in the U.S. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation – Antitrust Litigation.”
(10)	The loss on early extinguishment of debt during the UCI International period January 1, 2011 through January 25, 2011 relates to the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes as part of the Transactions. The loss on early extinguishment of debt for the UCI International year ended December 31, 2010 related to the termination of the 2006 Credit Facility and the discharge of the Previously Outstanding Subordinated Notes.

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

The state of the global economy has an impact on consumer discretionary spending and driving habits, both of which affect the demand for our automotive products. The global economy has experienced significant uncertainty in recent years, characterized by very weak or negative economic growth, high unemployment, reduced spending by consumers and businesses, the bankruptcy, failure, collapse or sale of various businesses and financial institutions and a considerable level of intervention from the U.S. federal government and various foreign governments.

Consumer driving habits are impacted by economic conditions with weak conditions generally leading to a reduction in miles driven. The increases in miles driven in recent years have been small and intermittent, reflecting the U.S. economy’s slow recovery from the very weak conditions of 2008 and 2009. Compared to the immediately preceding year, miles driven increased 1.6%, 0.6%, 0.8%, 0.6% and 1.5% in 2009, 2010, 2012, 2013 and 2014, respectively. If miles driven were to continue to remain fairly flat or decrease and consumers extend the mileage interval for routine maintenance, we could experience a decline in demand for our products due to a reduction in the need for replacement parts.

Consumer discretionary spending and driving habits are also affected by gasoline prices at the pump. Although U.S. average gasoline prices for the years 2011, 2012 and 2013 and through the third quarter of 2014 were similar, there remained a significant amount of volatility in gasoline prices. Over this period, we saw sequential increases in six of the eleven quarters ranging from 1.0% to 8.1%, and decreases ranging from 1.5% to 7.8% in the other five quarters. The spikes in gasoline prices reflect the near record highs reached in March, April and September 2012. More recently the fourth quarter of 2014 saw a 17.9% decrease in U.S. average gasoline prices compared to the prior quarter and U.S. average prices for December 2014 were at levels not seen since September and October 2009.

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

If economic conditions do not continue to improve or begin deteriorating, consumer demand for automotive products may decline which may result in a material adverse impact on our business and operating results.

The economic environment and adverse credit market conditions may significantly affect our ability to meet liquidity needs and may materially and adversely affect the financial soundness of our customers and suppliers.

Volatility and disruption in the capital and credit markets may exert downward pressure on the availability of liquidity and credit capacity for many companies. We need liquidity to pay our operating expenses, interest on our debt and capital expenditures. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer. Our primary sources of liquidity are cash on hand, cash flow from operations, factoring of customer trade accounts receivable and available borrowing capacity under the Senior Secured Revolving Credit Facility. Many of our customers place a significant emphasis on lowering their inventories to accounts payable ratios through negotiation of longer payment terms with us. Subject to certain limitations, the Senior Secured Credit Facilities permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements arranged for us by certain customers with a number of banks. At December 31, 2014, we had factoring relationships arranged by seven customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the increase in our utilization of customer factoring programs as a result of our customers negotiating increased payment terms with us, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, if at all, or our customers could discontinue their participation in the arrangements, which could have a material adverse impact on our liquidity. If we are not able to factor accounts receivables, we would have to find other ways to finance these receivables or our liquidity would be reduced by having less cash on hand. As part of the factoring arrangements, we are charged discount fees by the banks. If interest rates increase, our costs under these factoring arrangements may increase.

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

We operate in some very competitive and fragmented markets and we compete against numerous different types of businesses, some of which have greater financial or other resources than we do. Although we have significant market positions in each of our product lines within the aftermarket, we cannot be assured that we will be able to maintain our current market share. In the OEM sales channel, some of our competitors have achieved substantially greater market penetration in many of the product lines which we offer. Competition is based on a number of considerations, including product performance, quality of customer service and support, timely delivery and price. Our customers increasingly demand a broad product range, and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in manufacturing, working capital, customer service and support, marketing and our distribution networks. We cannot be assured that we will have sufficient resources to continue to make such investments or that we will maintain our competitive position within each of the markets we serve. As a result of competition, we have experienced downward pricing pressure. There can be no guarantee that this downward price pressure will not continue, and we may be forced to adjust the prices of some of our products to stay competitive, or not compete at all in some markets, possibly resulting in lost revenue.

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

While a significant amount of our net sales are currently derived from products we consider to be premium products, there has been, and may continue to be, a shift in demand to value products from premium products, which historically have commanded higher pricing and generated enhanced margins. If such a trend continues, we may be forced to expand our production and/or purchases of value products at competitive prices, which could reduce our margins. Further, such a shift in demand away from our premium branded to private label value products could impact the valuation of our trademark intangibles. During 2014, our indefinite-lived fuel delivery system intangible was impaired in part due to a customer’s decision to shift to private label value products from our premium branded products.

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

Improvements in technology and product quality are extending the longevity of light vehicle parts and delaying aftermarket sales. In particular, the introduction of oil change indicators, the use of synthetic motor oils and the lengthening of oil change intervals in general are extending oil filter replacement cycles. Since 2011, there has been an approximately 10% increase in oil filter replacement intervals. In addition, improved OEM product quality has increased the life span of original parts, particularly of fuel delivery systems products. As the percentage of these higher quality original parts increases, part replacement rate intervals may increase further resulting in a decline in our net sales. Replacement part intervals have also been impacted by a shift in the mix of foreign-made versus domestic-made vehicles purchased, which could adversely impact the demand for our products causing a decline in our net sales and profitability. In addition, the introduction of electric, fuel cell and hybrid light vehicles may pose a long-term risk to our business because these vehicles are unlikely to utilize many of our existing product lines. The introduction of new and improved service initiatives by OEMs also poses a risk to our market share in the light vehicle replacement parts market. In particular, we face market share risk from general automakers, which have introduced increased warranty and maintenance service initiatives, which are gaining popularity. These service initiatives have the potential to decrease aftermarket sales of our products in the traditional and retail sales channels.

Increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability.

Material increases in the price of crude oil have historically been a contributing factor to the periodic reduction in the global demand for and use of automobiles. While there has been a decline in the price of crude oil recently, a significant increase in the price of crude oil could adversely affect our profitability by reducing global demand for and the use of automobiles and shifting customer demand away from larger cars and light trucks, including SUVs, which we believe have more frequent replacement intervals for our products. As discussed in the “Volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations” risk factor on page 8, we have seen a significant amount of volatility in U.S. average gasoline prices during over the last twelve quarters with sequential increases in six quarters ranging from 1.0% to 8.1% and sequential decreases in the other six quarters ranging from 1.5% to 17.9%. Further, higher gasoline prices may result in a reduction in discretionary spending for auto repairs by our end customers, which could materially adversely impact our results of operations. A reduction in discretionary spending may also result in a decrease in the number of new cars purchased, which may adversely affect the demand for our products by our customers in the aftermarket and by the OEMs. Additionally, higher energy costs may increase our freight expenses associated with the shipping of our products to customers.

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

We generate a large percentage of our net sales from our business with AutoZone, but we cannot be certain that AutoZone will continue to purchase from us. Net sales to AutoZone accounted for 27.2%, 29.2% and 32.6% of our total net sales in the years ended December 31, 2014, 2013 and 2012 respectively. Several of our competitors have pursued business opportunities with this customer in the past and may do so again in the future, and thereby threaten our current position. If we fail to maintain this relationship, our net sales will be significantly diminished. Even if we maintain our relationship, our net sales concentration as a result of this relationship increases the potential impact to our business that could result from any changes in the economic terms of this relationship or in AutoZone’s business. Any change in the terms of our sales to this customer could have a material impact on our financial position and results of operations. Further, to the extent AutoZone’s overall business or market share decrease, or fail to increase, we may be adversely impacted.

Our contracts with our customers are generally short-term and do not require the purchase of a minimum amount.

We do not typically enter into firm, long-term agreements with customers for the sale of our products. Instead, our products are sold through a series of purchase orders based on our customers’ current or projected needs. By not having long-term agreements in place, we risk losing customers or sales of a certain product to any particular customer, on relatively short notice. The loss of a significant customer, or a significant reduction in sales to a particular customer, could have a material impact on our financial position and results of operations.

The consolidation of our customers can have adverse effects on our business.

Our financial condition and results of operations could also be adversely affected if the customer base for automotive parts continues to decrease. In those circumstances, we may be competing for business from fewer customers. Due to the growing market share of some of our major customers, we have been, and expect to continue to be, requested to reduce prices. We cannot be certain that we will be able to generate cost savings and operational improvements in the future that are sufficient to offset price reductions requested by existing customers and necessary to win additional business.

We could be materially adversely affected by changes or imbalances in currency exchange and other rates.

As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the Euro, Mexican peso, British pound and Chinese yuan. The results of operations of our non-U.S. subsidiaries are translated into U.S. dollars at the average exchange rates for each relevant period, except for our Chinese subsidiaries, where cost of sales is translated primarily at historical exchange rates. This translation has no impact on our cash flow. However, as foreign exchange rates change, there are changes to the U.S. dollar equivalent of sales and expenses denominated in currencies other than U.S. dollars.

In addition, as a result of increased production outside the U.S. and sourcing of components and completed parts for resale, we are exposed to risks related to the effects of changes in foreign currency exchange rates on transactions, principally exchange rates between the U.S. dollar and the Chinese yuan and the Mexican peso. Currency transaction exposure arises when sales and purchases are made by a company in a currency other than its own functional currency. An increase in the Chinese yuan against the U.S. dollar would result in an increase in the cost of goods imported from our China operations. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. To the extent possible, we structure arrangements where the purchase transactions are denominated in U.S. dollars as a means to minimize near-term exposure to foreign currency fluctuations. If we are unable to negotiate commensurate price decreases from our Chinese or Mexican suppliers, these higher prices would eventually translate into higher cost of sales. In that event, we would attempt to obtain corresponding price increases from our customers, but there can be no assurances that we would be successful.

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

We monitor sources of supply to attempt to assure that adequate raw materials and other supplies needed in manufacturing processes are available. We occasionally enter into hedge transactions to reduce our exposure to price risks yet, there can be no assurance that we will be successful in passing on these attendant costs if these risks were to materialize. In addition, our operations could be disrupted and our profitability could be adversely impacted if, (i) we are unable to continue to purchase our required quantities of raw materials on commercially reasonable terms or at all, (ii) we are unable to maintain or enter into purchasing contracts for commodities or (iii) delivery of materials from suppliers is delayed or non-conforming.

Our international operations are subject to uncertainties that could affect our operating results.

Our business is subject to certain risks associated with operating internationally. Our non-U.S. sales represented approximately 19% of our total net sales for the year ended December 31, 2014. In addition, we operate six manufacturing facilities outside of the United States. Accordingly, our future results could be harmed by a variety of factors, including but not limited to:

•	fluctuations in currency exchange rates;

•	geopolitical instability;

•	exchange controls;

•	compliance with U.S. Department of Commerce import and export controls;

•	tariffs or other trade protection measures and import or export licensing requirements;

•	transportation availability and cost;

•	potentially negative consequences from changes in U.S. federal and state and non-U.S. tax laws;

•	fluctuations in interest rates;

•	unexpected changes in regulatory requirements;

•	differing labor regulations;

•	enforceability of contracts in China;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in foreign jurisdictions;

•	restrictions on our ability to repatriate dividends from our subsidiaries;

•	exposure to liabilities under the U.S. Foreign Corrupt Practices Act;

•	difficulty of enforcing judgments or other remedies in foreign jurisdictions;

•	diminished protection for intellectual property outside of the United States; and

•	the potential for terrorism against U.S. interests.

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

As of December 31, 2014, we had approximately 3,900 employees with union affiliations and collective bargaining agreements at two of our facilities, representing approximately 10% of our workforce. The collective bargaining agreement for our Fond du Lac, Wisconsin plant expires in April 2015. The collective bargaining agreement for our Fairfield, Illinois plant expires in August 2017. If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. We may also incur increased labor costs in the event that more of our work force becomes unionized or as a result of any renegotiation of our existing labor arrangements. In addition, many of our direct and indirect customers and vendors have unionized workforces. Strikes, work stoppages or slowdowns experienced by these customers or vendors or their other suppliers could result in slowdowns or closings of assembly plants that use our products or supply materials for use in the production of our products. Organizations responsible for shipping our products may also be impacted by occasional strikes. Any interruption in the delivery of our products could reduce demand for our products and could have a material adverse effect on us.

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

Pursuant to GAAP, we are required to annually assess our goodwill, intangible assets and other long-lived assets to determine if the values are impaired. In addition, interim reviews must be performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and the implied fair value of the goodwill or other intangible assets in the period the determination is made. Disruptions to our business, loss of customers, end market conditions, protracted economic weakness and unexpected significant declines in operating results may result in impairment charges for goodwill, intangible assets and other long-lived assets. In addition, customer decisions to switch from branded to private labeled products may result in impairment charges for indefinite-lived intangible assets. We assess the potential impairment of goodwill and indefinite-lived intangibles on an annual basis, as of December 31, as well as when interim events or changes in circumstances indicate that the carrying value may not be recoverable. We assess definite lived intangible assets and other long-lived assets when events or changes in circumstances indicate that the carrying value may not be recoverable. In the second quarter of 2014, based upon one customer’s decision to change suppliers and another customer’s decision to switch from our branded to private label product, an interim indefinite-lived intangibles impairment test resulted in a $38.0 million trademark impairment loss. Further changes in our business environment or materially different assumptions regarding the future performance of our businesses could result in impairment losses on goodwill, intangible assets or other long-lived assets. Based upon our annual impairment tests as of December 31, 2014, there is a less than 10% difference between the book values and the recoverable amounts of certain of our indefinite-lived intangible assets and an approximate 10% difference between the fair value of our business and the carrying value of our assets, both of which increases the risk of having to record an additional impairment in the future as a result of the factors discussed above.

Our pension obligations could adversely impact our business.

We sponsor defined benefit pension plans that were underfunded by $82.3 million at December 31, 2014 and $49.0 million at December 31, 2013. Following the UCI Acquisition, our funding policy for pension plans is to fund amounts sufficient to maintain minimum funding levels as required by the Employee Retirement Income Security Act of 1974 (“ERISA”). If the performance of the assets in the defined benefit pension plans does not meet our expectations or actuarial assumptions, our required contributions may be significantly greater than we currently expect. In such an event, our cash flows may be insufficient to make such a payment or otherwise be negatively impacted.

Compliance with new regulations regarding the use of “conflict minerals” could limit the supply and increase the cost of certain metals used in manufacturing our products.

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires the SEC to promulgate new disclosure requirements for manufacturers of products containing certain minerals which are mined from the Democratic Republic of Congo and adjoining countries. These “conflict minerals” may be found in materials used in the manufacture of some of our products. Manufacturers are also required to disclose their efforts to prevent the sourcing of such minerals and metals produced by that country. The new disclosure rules took effect in May 2014, one year after the promulgation of the SEC’s final rules. The implementation of these new regulations has not, to date, had a material impact on our business. In the future, however, the regulations may limit the sourcing and availability of some of the metals used in the manufacture of our products. The regulations may also reduce the number of suppliers who provide conflict-free minerals and metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. We may also incur significant costs for due diligence to determine whether conflict minerals are used in our products and, if so, the sources of those materials.

A breach of information security, including a cybersecurity breach or failure of one or more key information technology systems, networks, processes, associated sites or service providers could have a material adverse impact on our business or reputation.

We rely extensively on information technology (“IT”) systems, networks and services, including internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third-parties or their vendors, to assist in conducting our business. The various uses of these IT systems, networks and services include, but are not limited to:

•	ordering and managing materials from suppliers;

•	converting materials to finished products;

•	shipping products to customers;

•	collecting and storing customer, consumer, employee, investor and other stakeholder information and personal data;

•	processing transactions;

•	summarizing and reporting results of operations;

•	hosting, processing and sharing confidential and proprietary research, business plans and financial information;

•	complying with regulatory, legal or tax requirements;

•	providing data security; and

•	handling other processes necessary to manage our business.

Numerous and evolving cybersecurity threats, including advanced persistent threats, pose a potential risk to the security of our IT systems, networks and services, as well as the confidentiality, availability and integrity of our data. We have made investments seeking to address these threats, including monitoring of networks and systems, employee training and security policies for us and our third-party providers. However, because the techniques used in these attacks change frequently and may be difficult to detect for periods of time, we may face difficulties in anticipating and implementing adequate preventative measures. If the IT systems, networks or service providers we rely upon fail to function properly, or if we or one of our third-party providers suffer a loss or disclosure of our business or stakeholder information, due to any number of causes, ranging from catastrophic events or power outages to improper data handling or security breaches, and our business continuity plans do not effectively address these failures on a timely basis, we may be exposed to reputational, competitive and business harm as well as litigation and regulatory action. The costs and operational consequences of responding to breaches and implementing remediation measures could be significant.

Risks Related to Our Structure, the Guarantees and the Senior Notes

Our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Senior Notes.

We have a substantial amount of outstanding indebtedness. As of December 31, 2014, we had (i) outstanding indebtedness of $400.0 million in aggregate principal amount of Senior Notes, (ii) $288.0 million of outstanding borrowings under the Senior Secured Term Loan Facility, (iii) $20.0 million of outstanding borrowings under the Senior Secured Revolving Credit Facility and (iv) $0.5 million in other long-term debt and capital lease obligations. In addition, we currently have available $48.5 million under the Senior Secured Revolving Credit Facility ($6.5 million of letters of credit were issued under the Senior Secured Revolving Credit Facility at December 31, 2014). Our substantial indebtedness could have significant consequences. For example, it could:

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

As of December 31, 2014, we had $708.5 million (excluding original issue discount of $0.3 million) of outstanding indebtedness. For the year ended December 31, 2014, annualized cash interest obligations on our Senior Secured Credit Facilities, the Senior Notes and our other indebtedness was $52.7 million. Furthermore, our Senior Secured Revolving Credit Facility matures on January 26, 2016. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce working capital levels, reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure all or a portion of our debt. In the future, our cash flow and capital resources may not be sufficient to allow us to make payments of principal and interest on our debt. In addition, any alternative measures we may take may not be successful or be on commercially reasonable terms and may not permit us to meet our scheduled debt service obligations, including the payment of interest or principal in respect of the Senior Notes. We also cannot assure holders of the Senior Notes that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our high levels of debt, prevailing market conditions and the debt incurrence restrictions imposed by the agreements governing our debt. In the absence of sufficient cash flow and capital resources, we could face substantial liquidity problems and may be required to dispose of material assets or operations to meet our debt service and other obligations. The indenture governing the Senior Notes, the terms of the Senior Secured Credit Facilities and the agreements governing our other debt restrict, and our future indebtedness is likely to restrict, both our ability to dispose of assets and the use of proceeds from any such disposition. There can be no assurance that we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet our debt service obligations when due or that we will be contractually permitted to apply such proceeds for that purpose. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to implement any of these alternative measures, would have a material adverse effect on our business, financial condition and results of operations.

Time, effort and costs associated with the strategic review currently ongoing could have an adverse effect upon our business, financial condition, results of operations or cash flows.

In August 2014, our shareholder advised that it would be undertaking a strategic review of its ownership of our business, as part of a broader strategic review of the commonly-owned automotive aftermarkets businesses (which includes businesses operated by Autoparts Holdings). The strategic review may result in a decision to sell some or all of those businesses, although no decision has been made at this time to do so.

Potential risks related to the strategic review include, but are not limited to, uncertainty regarding the complexity or length of the strategic review, diversion of management’s attention to the review process, the potential that we will incur significant expenses in unsuccessfully pursuing a transaction, and the risk that the strategic review will impact relationships with partners, suppliers and employees. Any of these risks could have an adverse effect on our business, financial condition, results of operations or cash flows.

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

A significant portion of our outstanding debt, including the borrowings under the Senior Secured Credit Facilities, bears and, potentially, our future indebtedness may bear interest at variable rates. As of December 31, 2014, we had $308.0 million of variable rate debt outstanding. As a result, an increase in interest rates above our LIBOR floor, whether because of an increase in market interest rates or an increase in our cost of borrowing, would increase the cost of servicing this debt and could materially reduce our profitability and adversely affect our ability to meet our obligations under the Senior Notes. The impact of such an increase would be more significant than it would be for some other companies because of our substantial debt.

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

Our obligations under the Senior Notes and the obligations of the guarantors of the Senior Notes under their guarantees are unsecured and, therefore, are effectively subordinated to our secured obligations and the secured obligations of our existing or future guarantors, to the extent of the value of the assets securing such obligations. All of Holdings’ subsidiaries that guarantee the Senior Notes also guarantee all of our obligations under our Senior Secured Credit Facilities. Our obligations under our Senior Secured Credit Facilities and our subsidiary guarantors’ obligations thereunder are secured by a first-lien security interest in substantially all of such subsidiary guarantors’ assets. As of December 31, 2014, we had $308.0 million of secured indebtedness.

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

As of December 31, 2014, UCI International, Inc.’s subsidiaries that do not guarantee the Senior Notes accounted for $185.1 million, or approximately 14%, of our total assets, and for the year ended December 31, 2014, UCI International, Inc.’s subsidiaries that do not guarantee the Senior Notes accounted for (i) $224.9 million, or approximately 22%, of our net sales to third parties and (ii) $32.4 million, or approximately 29%, of our total Adjusted EBITDA.

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

History and Development

Strategic Review

In August 2014, our shareholder advised that it would be undertaking a strategic review of its ownership of our business, as part of a broader strategic review of the commonly-owned automotive aftermarkets businesses (which includes businesses operated by Autoparts Holdings). The strategic review may result in a decision to sell some or all of those businesses, although no decision has been made at this time to do so.

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

Our Business

We are a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. In the year ended December 31, 2014, approximately 78% of our net sales, including approximately 10% related to the OES channel, were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment.

We believe we have one of the most comprehensive product lines in the aftermarket, offering approximately 46,300 unique part numbers. The majority of our products, including fuel delivery systems, vehicle electronics and cooling systems, are non-discretionary parts that must be replaced upon failure for the vehicle to successfully operate. In addition, filtration products are replaced at regular maintenance intervals, generating a recurring revenue stream. This overall product mix provides a stable base of business, even in difficult economic cycles.

Aftermarket sales generally are tied to the regular replacement cycle or the natural failure rate of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors: increasing global vehicle population, aging of vehicle population, increasing vehicle miles driven and a growing heavy-duty aftermarket.

We have established longstanding relationships with some of the largest companies in the aftermarket, such as Advance, AutoZone, NAPA and O’Reilly. We have maintained our key customer relationships for approximately 20 years on average. We also supply to select OEM platforms that complement our core aftermarket business and provide us with visibility into emerging product trends. We believe our high-quality product portfolio and superior services, combined with our product support and category management services, enhance our customers’ financial and operating performance, allow us to achieve strong operating margins and position us well for profitable growth.

We design, develop, manufacture and distribute replacement parts that can be used in a substantial majority of light vehicles in operation in North America, including approximately 95% of pre-2009 models. Our four product lines provide a stable and diverse base of business, even in difficult economic cycles, and can be classified into two groups:

•	Non-Discretionary: Our fuel delivery systems, vehicle electronics and cooling systems products are critical for vehicle operation and must be replaced upon failure for the vehicle to successfully operate.

•	Recurring Maintenance: Our filtration products are replaced at regular maintenance intervals, generating a recurring revenue stream.

The following table sets forth information about our four product lines:

	Filtration	Fuel Delivery Systems	Vehicle Electronics	Cooling Systems
Products	• Oil Filters • Air Filters • Fuel Filters • Cabin Air, Transmission. Hydraulic and Industrial Filters	• Fuel Pump Assemblies • Electric Fuel Pumps • Mechanical Fuel Pumps • Strainers and Kits	• Sensors • Coils • Switches • Caps and Rotors Emission Control	• Aluminum and Cast Iron Cooling Systems • Fan Clutches
% of Total Net Sales(1)	34%	17%	22%	27%
Number of Parts(2)	5,400	2,000	37,000	1,900
Number of Customers(2)	1,500	500	350	800
Representative Brands(3)

(1)	Based on year ended December 31, 2014 net sales.
(2)	Numbers reflected are approximate as of December 31, 2014.
(3)	Includes our brands, licensed brands and private label brands.

Seasonality

We do not experience any significant seasonal fluctuation in our business, net sales or profitability.

Our Competitive Strengths

Aftermarket focus with a leading position in our product lines. We are one of the largest aftermarket focused suppliers in North America, with approximately $783 million, or 78% of our net sales, including approximately 10% related to the OES channel, for the year ended December 31, 2014, attributable to the aftermarket. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by net sales in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. This market leadership is further bolstered by our family of brand names, which are widely recognized and respected in the light and heavy-duty vehicle aftermarkets.

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

Long-standing and deep relationships with industry leading customers. We have a diverse and extensive customer base with embedded long-term relationships, and we are a leading supplier to some of the largest companies in the aftermarket and have maintained our key relationships for approximately 20 years on average. We have supplied our largest customer, AutoZone, since it opened its first store in 1979, and we are one of its largest suppliers today with 27% of our total net sales for the year ended December 31, 2014. Underscoring the value we deliver, we have been selected as the “Category Captain” for our product lines at many of our customers. In this important role, we are responsible for analyzing market data and making product recommendations for a specific product category in order to drive higher customer sales and profitability. These recommendations, which include optimal inventory level and mix, marketing and promotion concepts and product positioning, are integral to our customers’ overall product strategy and procurement practices.

Capability to enhance customer financial and operating performance. Through our strong service and delivery capabilities, broad product coverage, high product quality, engineering resources and product management support (such as cataloging and technical support), we enhance our customers’ financial and operating performance. We supply approximately 46,300 unique part numbers, providing our customers with one of the most comprehensive product offerings in our product categories. We believe that this breadth of product numbers enables our customers to fulfill their customers’ needs often to a greater extent than many of our competitors, adding revenue and end-consumer satisfaction while providing us with increased revenue. We deliver these products in a timely fashion, allowing our customers to offer the right product, at the right place, at the right time. Our ability to reliably deliver a broad variety of products in a timely fashion, evidenced by our ability to ship products within 24 to 48 hours of the order, also allows our customers to reduce their working capital investment. Additionally, we utilize a flexible branding strategy, which includes our own brands, licensed brands and private label brands to best meet the needs of our customers.

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

Global and low-cost manufacturing, sourcing and distribution platform. We operate manufacturing facilities in low-cost countries, including a presence of over 20 years in both China and Mexico, and have invested significantly in automation throughout our global operations. We have made investments to establish Chinese filtration and fuel pump manufacturing facilities which complement our existing cooling system operations. Currently, approximately 25%, 7% and 4% of our total workforce is located in China, Mexico and Europe, respectively. In addition to our three manufacturing facilities, we have two sourcing offices in China, with low-cost product development, supplier development, engineering resources and procurement capabilities. Our world-wide distribution network allows us to provide unique direct shipment capabilities. These global capabilities enable us to provide our customers with quality components at a competitive cost on a timely basis.

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

Selectively pursue opportunities outside of the retail and traditional aftermarket channels. Our product expertise and scalable platform enable us to add new customers and penetrate multiple end markets. We will continue to promote these attributes to pursue opportunities and expand our existing presence in the OEM, OES, military, heavy-duty, power generation and other channels. We believe these opportunities will provide incremental near-term growth, visibility into technological trends and profit expansion over the long term. For example, we have been awarded long life-cycle OEM contracts with Caterpillar/Perkins, Ford and GM, which are now in full production. As result of an OEM contract, net sales with GM were 14.5% of total net sales during the year ended December 31, 2014.

Expand sales in international markets. We have a long-standing presence in the international light and heavy-duty vehicle aftermarket from which we generated $194.0 million of non-U.S. net sales in the year ended December 31, 2014. We plan to leverage our established global footprint to significantly increase our sales to international markets. We are strategically investing in targeted international market initiatives, including increasing management resources, expanding international product offerings, leveraging internationally recognized brands, such as Luber-finer and Airtex, and expanding our international catalog.

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

Our Industry

We operate primarily in the North American aftermarket, which is large and fragmented. According to RL Polk, the number of vehicles in operation globally totals over one billion, of which approximately 252 million are located in the United States. Based on data available for 2014, we believe the addressable market for our current product lines servicing vehicles in North America represents over $10 billion of potential consumer spending.

The light vehicle aftermarket generally is stable and less susceptible to volatility in new vehicle sales. From 1999 through 2014, sales in the light-duty aftermarket grew at a CAGR of 3.4%, despite a 1.3% decline in 2009, and are projected to grow at a CAGR of 3.4% between 2012 and 2017. As an example of the aftermarket’s stability, while sales of new light vehicles in North America during 2009 declined 21.2%, sales in the aftermarket declined by only 1.3% in the same period.

Aftermarket sales generally are tied to the regular replacement cycle or the natural failure rate of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors:

•	Increasing global vehicle population: Growth in vehicle population represents increased demand for aftermarket parts. Registered passenger cars and light trucks in the United States increased by approximately 9.6% or 22 million from 2002 to 2014. RL Polk is forecasting that vehicles in operation will grow by 5% to more than 260 million vehicles by 2018.

•	Aging of vehicle population: Average vehicle age also is a demand driver for light vehicle aftermarket parts and services. As vehicles age, increased maintenance is required, resulting in a greater demand for replacement parts. The average age of light vehicles in use in the United States grew from 9.6 years in 2002 to 11.4 years in 2014 and is expected to continue increasing due to the higher quality of vehicles sold today. Continued aging is expected to accelerate demand for aftermarket parts due to the large number of vehicles entering the prime age for maintenance (6-12 years) where warranties expire and ownership often changes hands. According to RL Polk, further evidence of an aging vehicle population, which can be seen in the age mix of vehicles, is the increase in the percentage of vehicles in the 11+ year old category, which has increased from 35.7% in 2007 to 45.9% in 2014 and is expected to grow at a CAGR of 4.4%.

•	Increasing vehicle miles driven: Increased vehicle usage naturally leads to greater demand for replacement parts. Miles driven in the United States has increased over the last several decades. For example, between 1981 and 2010, miles driven in the United States increased at a CAGR of 2.3%, according to the U.S. Department of Transportation, and declined 3.3% in 2008, mainly due to sharp increases in fuel prices. While miles driven have increased five of the last six years, with the exception of a 2.2% decrease in 2011, the increases have been slow and intermittent, reflecting the U.S. economy’s slow recovery. Compared to the immediately preceding year, miles driven increased 1.6%, 0.6%, 0.8%, 0.6% and 1.5% in 2009, 2010, 2012, 2013 and 2014.

•	Growing heavy-duty aftermarket: The North American heavy-duty aftermarket is comprised of replacement parts and accessories for vehicles weighing more than 19,500 pounds. Increased North American freight activity and fleet utilization drive heavy-duty vehicle aftermarket demand. According to the American Trucking Association, truck tonnage climbed 6.0% in 2013 compared to an increase of 2.3% in 2012. Additionally, according to the AAIA the heavy-duty vehicle aftermarket grew by an estimated 3.2% in 2014 and is forecasted to grow at a CAGR of 3.4% between 2012 and 2017.

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

Conversely, over the last several years, we have seen long-term trends including an increase in oil change service intervals to an average of 6,000 miles due to improved vehicle and product quality and a consumer shift from DIY to DIFM due to aggressive pricing by auto maintenance services, both of which have applied pressure to our business. We have also seen a decline in the replacement rate of fuel delivery systems parts driven by improved OEM product quality and other factors. We believe we are well positioned to respond to these trends as we continue to adjust our business strategies and cost structure to meet the changing market.

Products

We design, develop, manufacture and distribute replacement parts that can be used in a substantial majority of light vehicles in operation in North America, including approximately 95% of pre-2009 models. Our four product lines are filtration, fuel delivery systems, vehicle electronics and cooling systems.

Filtration

We are a leading designer and manufacturer of a broad range of filtration products for the automotive, trucking, construction, mining, agricultural, marine and other industrial markets. Our filtration product line consists of approximately 5,400 part numbers, including oil filters, air filters, fuel filters, transmission filters, cabin air filters, PCV valves, hydraulic filters, fuel dispensing filters and fuel/water separators. These products serve approximately 1,500 customers across a wide range of channels, including premier retailers as well as the heavy-duty, installer and OEM/OES channels. Our filtration market position is bolstered by our broad portfolio of brands, which include private label brands such as ACDelco, Motorcraft, K&N and Service Champ, national consumer brands under exclusive license, including STP and Mobil 1, and our proprietary brands, Champ, Luber-finer, ACE and Kleener.

We have established ourselves as a low-cost provider in the aftermarket for filters by making significant investments in high-speed automated filter lines, low-cost country sourcing and increased manufacturing capabilities and efficiencies.

Fuel Delivery Systems

We are a leading provider of fuel delivery systems for the aftermarket, supplying approximately 2,000 part numbers to approximately 500 customers. Our fuel delivery systems are distributed under the proprietary brand Airtex as well as certain private labels, such as CARQUEST and NAPA.

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

Vehicle Electronics

We are a leading designer and manufacturer of a broad line of vehicle electronics components for aftermarket and OEM applications. Vehicle electronics components include distributor caps and rotors, ignition coils, electronic controls, sensors, emissions components, solenoids, switches, voltage regulators and wire sets. These components are primarily used to regulate the ignition, emissions and fuel management functions of the engine and determine vehicle performance. By supplying approximately 37,000 part numbers to over 350 customers, we believe that we have one of the industry’s most comprehensive lines of highly engineered vehicle electronics products for use in a broad range of vehicle platforms. Our portfolio of brands in our vehicle electronics product line includes our Wells and Airtex Engine Management proprietary brand names and certain private labels, such as Duralast.

Given the increase in vehicle variety, complexity and electrical content over the last decade, the vehicle electronics product line is expected to grow as these new applications enter the light vehicle aftermarket.

Cooling Systems

We believe, based on management estimates, that we are the largest manufacturer of new light vehicle aftermarket cooling systems in the world, supplying approximately 1,900 part numbers to over 800 customers under our Airtex and ASC brands as well as private labels, such as CARQUEST, Duralast and Murray. In addition to the aftermarket, we manufacture cooling systems for strategic OEM applications.

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

The Light Vehicle Aftermarket

Replacement parts for the light vehicle aftermarket are distributed through two main channels:

•	Retail: National chains that primarily serve the DIY group and are strategically pursuing the DIFM group by targeting independent repair shops and professional installers or “commercial” sales. Leading retail providers include Advance, AutoZone and O’Reilly.

•	Traditional: Independent repair shops and professional installers supplied through providers like CARQUEST and NAPA, as well as buying groups such as The Alliance and The Network.

Light Vehicle Aftermarket Channel Overview

Retail

The retail channel is our largest channel, representing approximately 38% of our 2014 net sales, and historically has provided us with a steadily increasing revenue stream. As retailers become increasingly focused on consolidating their supplier base, we believe that our category management, broad product offering, product quality and customer-focused service make us increasingly valuable to these customers. One of our longest-standing customers is AutoZone, which we have been supplying since the opening of its first store in 1979. We have received multiple honorary awards from AutoZone based on our service, including the “Content Vendor of the Year” Award in 2013; and “Content Vendor of the Year” Award in 2012. Other honorary awards we have received in the retail channel include O’Reilly Auto Parts “Excellence in Cataloging and Content” Award in 2014; and “Best Use of YouTube Video” Award from Automotive Communications Council/Car Care Council Business-to-Consumer in 2012. We have successfully developed specific strategies to assist our retail customers with sales growth within our product lines that often exceeds growth in non-UCI product lines through category management, a key differentiator in the industry.

Traditional

The traditional channel is comprised of established warehouses and installers and represented approximately 20% of our 2014 net sales. The traditional channel is important to us because it is the primary source of products for professional mechanics, or the DIFM market. We have many long-standing relationships with leading providers in the traditional channel, such as CARQUEST and NAPA, to whom we have sold products for over 20 years. We believe that our product depth and outstanding product quality place us in a strong position in this channel, allowing us to capitalize on new traditional channel customer opportunities within the aftermarket. We believe that professional mechanics place a premium on the quality of a product and unlike the retail channel, these users require manufacturers to provide a high level of individual customer service, including field support and product breadth.

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

Heavy-Duty Vehicle Aftermarket

We believe the large and highly fragmented heavy-duty vehicle aftermarket channel, which accounted for approximately 10% of our 2014 net sales, provides us with another strong opportunity for growth. Heavy-duty truck owners tend to be less price-sensitive and more diligent about maintenance of their vehicles than vehicle owners in other markets. We believe we have developed a well-recognized brand presence in this channel with our Luber-finer brand of filtration products which has further opportunity for growth given our relatively small market share in this channel both domestically and internationally. We supply several points within the channel, including large distributors such as FleetPride and TruckPro as well as individual service depots.

Original Equipment

The original equipment channel is comprised of two sources: OEM and OES. This combined channel, which comprised 26% of our 2014 net sales, provides the ability to capitalize on our relationships with original equipment manufacturers to participate in emerging product trends and access OEM dealership service bays for vehicle maintenance early on in a vehicle’s life cycle.

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

We are benefiting from the recent OEM channel recovery following the difficult economic environment in 2008 and early 2009. We continue to selectively pursue long life-cycle OEM contracts including contracts with Caterpillar/Perkins, Ford and GM in our cooling systems and fuel delivery systems product lines, which are all in full production.

OES

The OES channel is comprised of a diverse mix of dealership service bays in the automotive, truck, motorcycle and watercraft vehicle markets. A substantial majority of our OES net sales were derived from sales of filtration and vehicle electronics products. Our position in this channel allows us to capitalize on vehicle maintenance in the early years of a vehicle’s life, when the vehicle is under warranty and the consumer typically returns to the dealer for routine maintenance. We utilize our industry leading direct ship logistics capability to allow these customers to reduce their overall working capital investment and improve their product flow. Our most significant OES channel customers include service parts operations associated with companies such as GM, Ford and Chrysler. In 2013, our filtration and vehicle electronics businesses received the Certificate of Excellence Platinum Supplier Status from GM for Customer Care and Aftersales On-Time Shipping. Our vehicle electronics business received the “Certificate of Excellence Gold Supplier Status” in 2012.

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

Fuel Delivery Systems. Fuel delivery systems in the North American aftermarket have become increasingly complex, transitioning from basic mechanical and electrical pumps to higher priced module assemblies. Our primary fuel delivery systems competitors are Crowne LLC under its Carter brand, ACDelco, Delphi, Spectra Premium and Bosch.

Vehicle Electronics. The vehicle electronics category is expected to grow given the increase in vehicle variety, complexity and electrical content. Our primary vehicle electronics competitors are Standard Motor Products and ACDelco.

Cooling Systems. Competition in the cooling systems space is limited to a few competitors, including GMB North America, Inc. and Gates Corporation.

Sales and Marketing

We market our products to a wide range of customers across a variety of global sales channels. To effectively address the requirements of our customers and end-users, we organize our team of over 140 employees and independent representatives by a combination of sales channel and product line. Each sales group and representative is uniquely qualified to sell all of our products and has specific expertise to focus on the requirements of their particular sales channel, product line and market, bolstering our market positions. In addition, we have a centralized in-house sales force for selected markets, including regional traditional channel participants and international customers. We have a dedicated marketing group that promotes our products through selected activities including extensive cataloging, industry trade shows and print media. We are increasing our efforts in selected international markets by investing in an expanded international catalog and strategic management additions.

The following table reflects our net sales by region for the years ended December 31, 2014, 2013 and 2012 (in millions):

	Year Ended December 31,
	2014	2013	2012
United States	$815.8	$820.7	$840.3

Mexico	45.0	37.5	22.2
Canada	44.1	33.8	32.7
United Kingdom	14.2	14.3	12.2
France	14.2	13.5	11.7
China	13.1	12.7	8.5
Germany	10.7	10.1	8.9
Spain	7.1	7.9	4.6
Other	45.6	45.4	43.4

All non-U.S.	194.0	175.2	144.2

Total	$1,009.8	$995.9	$984.5

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

Our procurement organization, comprised of approximately 58 employees, includes centralized corporate level resources and dedicated commodity buyers at each of our manufacturing locations. Our overall global procurement strategy is to secure a stable supply chain, leveraging our collective buying power while mitigating risk. Our standardized policies and processes for purchase orders, supply agreements and commodity risk management are in place and managed from the corporate level. Enabling this strategy are our two procurement offices in China, which are focused on low cost product development, supplier development, engineering and supply chain capabilities. Specific raw material and product expertise typically resides at our manufacturing locations and is leveraged and coordinated globally with overall procurement activities through our centralized procurement organization.

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

Suppliers and Raw Materials

We purchase various raw materials, components and finished goods for use in our manufacturing processes as well as purchase finished products for resale. In 2014, we procured goods and services from approximately 1,400 suppliers. Our raw materials include hot roll steel and other commodities such as aluminum, iron, resin, rubber and multiple petrochemical products, including packaging materials and media. During periods of peak demand for our raw materials, we experience significant price volatility, increases and/or surcharges. More recently, the volatility associated with many of the commodities in our business has been coupled with supply and demand issues resulting in increased prices for some of the materials we use. While we have been, and expect to continue to be, able to obtain sufficient quantities of these raw materials to satisfy our needs, due to volatility and allocation, we may be required to pay higher prices and/or be required to purchase across multiple suppliers adding complexity into the supply chain, or have difficulty procuring these raw materials. Beginning in 2012 and thereafter, we implemented cost savings initiatives designed to mitigate any exposure to raw material shortages and price increases by leveraging our purchasing power across all product lines, including that of FRAM Group, and by rationalizing our supply base with regards to performance history. Historically, we have been able to pass a portion of higher commodity prices on to our customers through contractual clauses or negotiated price increases.

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

Employees

We had approximately 3,900 employees as of December 31, 2014, 2013 and 2012. In 2014, 2013 and 2012, approximately 63%, 67% and 69%, respectively, of our workforce was located in the U.S. and approximately 25%, 22% and 18%, respectively, was located in China. As of December 31, 2014, approximately 10% of our workforce was represented by union affiliations and collective bargaining agreements at two of our U.S. manufacturing locations. The collective bargaining agreement for our Fond du Lac, Wisconsin plant expires in April 2015. The collective bargaining agreement for our Fairfield, Illinois plant was renewed in August 2014 for three years and will expire in August 2017. Management considers our labor relations to be good and our labor rates competitive.

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

We are currently investigating and/or remediating, or are otherwise currently responsible for, contamination at several sites for which management believes it has adequate reserves. One of these sites is a former facility in Edison, New Jersey, where a state agency has ordered us to continue with the monitoring and investigation of chlorinated solvent groundwater contamination. On or about October 8, 2014, the New Jersey Department of Environmental Protection issued a Response Action Outcome to us, resulting in the closure of the remediation site with no further action required on our part. We also have certain responsibilities for contamination identified at a previously owned site in Solano County, California. At the request of the regional water board, we are investigating and analyzing the nature and extent of the chlorinated solvent groundwater contamination at the site and are conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of these matters will not exceed the amounts accrued at December 31, 2014 by a material amount, if at all. See Note 13 to the consolidated financial statements included elsewhere in this annual report for details regarding such accrued amounts.

Litigation

Antitrust Litigation

Starting in 2008, UCI and Champion were named as defendants in class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999 to March 8, 2012. Other actions were putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, from 1999 to March 8, 2012, (collectively, the “U.S. Actions”). Also in 2008, Champion, but not UCI, was named as a defendant in two separate complaints in Ontario and Quebec (the “Ontario Action” and the “Quebec Action”, respectively, and, collectively, the “Canadian Actions”). The complaints included allegations similar to those in the U.S. Actions, and were brought as putative class actions on behalf of all persons in Canada that purchased aftermarket filters directly or indirectly from the defendants.

U.S. Actions

On February 9, 2012, the parties announced that Champion and two other defendants had reached an agreement in principle with all plaintiffs to settle the U.S. Actions. During 2012, the settlement agreement was executed, approved by the court, paid and finalized. During the year ended December 31, 2012, we incurred post-trial costs of $1.2 million. The settlement was accrued for as of December 31, 2011.

Canadian Actions

On September 12, 2013, all defendants executed a settlement agreement with all plaintiffs in the Canadian Actions. The Ontario Court granted preliminary approval of the settlement with respect to the Ontario Action on October 3, 2013, which was recorded and paid by Champion to a trust account for the benefit of the settlement class members in the Canadian Actions during the year ended December 31, 2013. The settlement of the Ontario Action was approved by the court in January 2014. The settlement of the Quebec Action was approved by the court in April 2014.

During the year ended December 31, 2014, we incurred post-trial costs of less than $0.1 million related to the Canadian Actions. During the year ended December 31, 2013, we recorded $0.1 million associated with the Canadian Actions settlement and incurred post-trial costs of $0.1 million related to the Canadian Actions.

Value-added Tax Receivable

One of our wholly-owned Mexican subsidiaries had outstanding receivables denominated in Mexican pesos in the amount of $2.2 million from the Mexican Department of Finance and Public Credit related to refunds of Mexican value-added tax. In June 2013, the refund payment was received totaling $4.4 million (57.7 million Mexican pesos) including claims, interest and inflation of $2.0 million (25.5 million Mexican pesos), $1.8 million (23.3 million Mexican pesos) and $0.6 million (8.9 million Mexican pesos), respectively.

In addition, our Mexican subsidiary received a letter dated April 9, 2013 giving notification that the tax court had agreed to refund claims totaling $0.3 million (3.7 million Mexican pesos). On April 25, 2013, a refund payment was received totaling $0.7 million (8.2 million Mexican pesos) including interest and inflation of $0.3 million (3.3 million Mexican pesos) and $0.1 million (1.2 million Mexican pesos), respectively.

One of our wholly-owned Chinese subsidiaries had outstanding duty and value-added tax claims denominated in Chinese yuan in the amount of $2.0 million (RMB 12.5 million) with the Chinese tax authority. The claims relate to the refund of duties and value-added tax for equipment purchases made in 2005 – 2007 for use in the production of product for export. Due to concerns about the collectability of the refunds, no receivable had been previously recorded. During the year ended December 31, 2013, we recorded the collection of $1.9 million of the claims and recorded a receivable of $0.1 million for amounts still to be refunded.

Patent Litigation

Champion was named as a defendant in a complaint filed by Hengst, on August 23, 2013 in the United States District Court for the District of South Carolina, Columbia Division, pursuant to which Hengst claimed that certain of Champion’s products infringed on a Hengst patent. On February 14, 2014, Champion and Hengst reached a settlement of this litigation. The settlement included the payment of $2.2 million by Champion to Hengst, a license from Hengst to Champion of certain intellectual property in exchange for royalty payments, $0.8 million in rebates granted to Champion for future purchases by Champion of Hengst products, and the dismissal with prejudice of this case. During the year ended December 31, 2014, Champion made scheduled payments of $1.4 million. The remainder of payments will be made in installments of $0.2 million on or before July 1 of each year 2015 through 2018. As of December 31, 2014, Champion had accrued liabilities of $0.8 million for the settlement. During the year ended December 31, 2014, we incurred post-settlement costs of $0.2 million.

Product Recall

In January 2014, we were notified by one of our customers that the customer was recalling certain defective parts manufactured by one of our U.S. subsidiaries. On October 30, 2014, we reached agreement with the customer for settlement and full release of claims associated with this recall. As of December 31, 2014, we had a reserve of $0.6 million for the settlement of the recall in the consolidated balance sheet, which was originally recorded as of December 31, 2013.

During the year ended December 31, 2012, we recalled certain defective products manufactured by our Chinese operations and distributed by our Spanish subsidiary. As of December 31, 2014, we had paid $0.9 million (€0.8 million) of costs related to this matter and a remaining accrual of $0.1 million (€0.1 million) is recorded in the consolidated balance sheet. As of December 31, 2014, we have filed claims totaling $0.9 million (€0.8 million) with our insurance carrier and received reimbursement for claims and product recall costs totaling $0.9 million (€0.7 million), including $0.2 million (€0.2 million) received during the year ended December 31, 2014, under our insurance coverage, which was recorded as a reduction in warranty expenses. No additional provisions for this matter were recorded in the year ended December 31, 2014.

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

*	Guarantor of the Senior Notes and the Senior Secured Credit Facilities
†	May be subsidiaries of U.S. Operating Subsidiaries

UCI’s principal U.S. operating subsidiaries are Airtex Products, LP, ASC Industries, Inc., Champion Laboratories, Inc. and Wells Manufacturing, LP.

Property, Plant and Equipment

We currently maintain 15 manufacturing facilities, 11 of which are located in North America, two in Europe and two in China. In addition, we maintain 9 distribution and warehouse facilities. Listed below are the locations of our principal manufacturing facilities:

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

Overview

We are a leading supplier to the light-and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. For the year ended December 31, 2014, approximately 78% of our net sales, including approximately 10% related to our OES channel, were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment. We believe we have one of the most comprehensive product lines in the aftermarket, offering approximately 46,300 unique part numbers.

Aftermarket sales generally are tied to the regular replacement cycle or the natural failure rate of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors: increasing global vehicle population, aging of vehicle population, increasing vehicle miles driven and growing heavy-duty aftermarket. Over the last several years, long-term trends have included an increase in oil change service intervals to an average of 6,000 miles due to improved vehicle and product quality and a consumer shift from DIY to DIFM resulting from aggressive pricing by auto maintenance services, both of which have applied pressure to our business. We have also seen a decline in the replacement rate of fuel delivery systems parts driven by improved OEM product quality and other factors.

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

As most of our sales are to the aftermarket, we believe that our sales are primarily driven by the number of vehicles on the road, the average age of those vehicles, the average number of miles driven per year, the mix of light trucks to passenger cars on the road and the relative strength of our sales channels. Historically, our sales have not been materially adversely affected by market cyclicality, as we believe that our aftermarket sales are less dependent on economic conditions than our sales to OEMs, due to the generally non-discretionary nature of vehicle maintenance and repair. While many vehicle maintenance and repair expenses are non-discretionary in nature, high gasoline prices and difficult economic conditions can lead to a reduction in miles driven (a key metric in measuring aftermarket performance), which then results in increased time intervals for routine maintenance and vehicle parts lasting longer before needing replacement. Over the last several years, long-term trends have included an increase in oil change service intervals to an average of 6,000 miles due to improved vehicle and product quality and a consumer shift from DIY to DIFM resulting from aggressive pricing by auto maintenance services, both of which have applied pressure to our business. We have also seen a decline in the replacement rate of fuel delivery systems parts driven by improved OEM product quality and other factors.

Historical highs in crude oil prices experienced in 2008 and corresponding historical highs at that time in retail gasoline prices at the pump negatively impacted consumers’ driving and vehicle maintenance habits. While miles driven have increased five of the six years since 2008, with the exception of a 2.2% decrease in 2011, the increases have been small and intermittent, reflecting the U.S. economy’s slow recovery. Compared to the prior year, miles driven increased 1.6%, 0.6%, 0.8%, 0.6% and 1.5% in 2009, 2010, 2012 and 2013 and 2014, respectively.

Our net sales are impacted by consumer discretionary spending for auto repair by the end-users of our products. For example, during the years 2009 through 2011, general consumer discretionary spending was affected by significant increases in U.S. average gasoline prices at the pump, which increased approximately 83% from January 2009 through December 2011. Although U.S. average gasoline prices for the years 2011, 2012 and 2013 and through the third quarter of 2014 were similar, there remained a significant amount of volatility in gasoline prices. Over this period, we saw sequential increases in six of the eleven quarters ranging from 1.0% to 8.1%, and decreases ranging from 1.5% to 7.8% in the other five quarters. The spikes in gasoline prices reflect the near record highs reached in March, April and September 2012. More recently, the fourth quarter of 2014 saw a 17.9% decrease in U.S. average gasoline prices compared to the prior quarter and U.S. average gasoline prices for December 2014 were at levels not seen since September and October 2009.

We believe that we have leading market positions in our primary product lines, based on management estimates, and we continue to expand our product and service offerings to meet the needs of our customers. We believe that a key competitive advantage is that we have one of the most comprehensive product offerings in the vehicle replacement parts market, consisting of approximately 46,300 parts. This product breadth, along with our extensive manufacturing and distribution capabilities, product innovation and reputation for quality and service, makes us a leader in our industry.

It is also important to note that net sales to AutoZone accounted for 27.2%, 29.2% and 32.6% of our total net sales in the years end December 31, 2014, 2013 and 2012, respectively. AutoZone is considered to be a leader in the North American aftermarket and, as with all of our customers, we make efforts to maintain and strengthen our relationship with AutoZone. Our failure to maintain a favorable relationship with AutoZone would result in a significant decrease in our net sales. Even if we maintain our relationship, this sales concentration with one customer increases the potential impact to our business that could result from any changes in the economic terms of this relationship or a change in AutoZone’s business.

Cost of Sales

Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition, as well as costs to warehouse and distribute products to customers. Such costs include direct and indirect materials (net of vendor considerations), direct and indirect labor costs (including pension, post-retirement and other fringe benefits), supplies, utilities, freight, depreciation, insurance and other costs. Cost of sales also includes all costs to procure, package and ship products which are purchased and resold.

With the slow recovery in the general U.S. economy, we have experienced increases in certain commodities costs and extended supply lead times as a result of suppliers having reduced their capacity during the economic downturn. In addition, we have experienced longer lead times and expedited freight costs due to logistics constraints in connection with shipping product from China. Continued economic recovery would likely increase the demand for many of the commodities used in our business. While we have been, and expect to continue to be, able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in further cost increases and may make procurement more difficult in the future.

In addition to the adverse impact of increasing commodities and energy costs, we may be adversely affected by changes in foreign currency exchange rates, primarily relating to the Mexican peso and the Chinese yuan. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the years ended December 31, 2014 and 2013, the U.S. dollar strengthened against the Mexican peso by 12.8% and 1.6%, respectively. Historically, our Mexican operations sourced a significant amount of inventory from the United States.

Meanwhile, during the years ended December 31, 2014 and 2013, the value of the Chinese yuan decreased by 2.4% and increased by 2.9%, respectively. A decrease of the Chinese yuan against the U.S. dollar means the costs of goods imported from China that are denominated in Chinese yuan will decrease. Conversely, an increase of the Chinese yuan against the U.S. dollar means the costs of goods imported from China that are denominated in Chinese yuan will increase.

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

We have implemented a number of cost savings initiatives in recent years to align our cost structure with current business levels and we have continued to implement costs savings initiatives throughout 2014. Cost savings initiatives have included workforce reductions in both direct and indirect manufacturing headcounts. Also, effective March 15, 2012, certain of our defined benefit retirement plans were amended to freeze the plans for all non-union participants and were replaced with an enhanced benefit under our defined contribution plans. Tight controls over discretionary spending are expected to continue. These cost savings actions helped offset the adverse impact of higher material costs.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses include the sales and marketing and general and administrative costs. Major cost elements include executive, accounting and administrative personnel salaries and fringe benefits (including pension, post-retirement and other fringe benefits), professional fees, insurance, provisions for doubtful accounts, rent, depreciation, advertising and information technology costs.

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

Our customers have the right to return parts that are covered under our standard warranty within stated warranty periods. Our customers also have the right, in varying degrees, to return excess quantities of product. Credits for parts returned under warranty and parts returned because of customer excess quantities are estimated and recorded as a reduction to sales at the time of the related sales. These estimates are based on historical experience, current trends and our expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts and circumstances that give rise to the revision become known. Any significant increase in the amount of product returns above historical levels could have a material adverse effect on our financial results. Our product returns accrual was $37.6 million at December 31, 2014. A hypothetical 10% increase in the product returns accrual would decrease our pre-tax earnings by $3.8 million.

The table below provides a summary reconciliation of sales to net sales for the years ended December 31, 2014, 2013 and 2012 (in millions):

	Year Ended December 31,
	2014	2013	2012
Sales	$1,126.8	$1,098.6	$1,083.3
Provision for warranty costs and sales returns	(55.8)	(47.1)	(40.6)
Provision for customer contractual sales deductions	(48.9)	(46.2)	(50.9)
New business costs and other	(12.3)	(9.4)	(7.3)

Net sales	$1,009.8	$995.9	$984.5

Restructuring Charges

We recognize a liability for restructuring charges in the period in which the liability is incurred. These restructuring charges include costs for certain initiatives such as consolidation of operations or facilities, management reorganization, rationalization of non-manufacturing infrastructure, outsourcing of non-core components and asset impairments. See Note 2 to the audited consolidated financial statements included elsewhere in this annual report for a more detailed discussion of restructuring charges.

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

Trademarks with indefinite lives are tested for impairment annually as of December 31, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If we conclude that there has been impairment, we will write down the carrying value of the asset to its fair value. During the year ended December 31, 2014, as a result of forecasted lower branded sales, including a change by a customer from our branded to private label products and another customer’s decision to change suppliers, we tested the recoverable amount of this intangible as of June 30, 2014 and recognized an impairment loss of $38.0 million. No additional impairment loss was required as a result of the annual impairment test as of December 31, 2014. See further discussion in Note 7 to the audited consolidated financial statements included elsewhere in this annual report.

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

Insurance Reserves

Our insurance policies for workers’ compensation, automobile, product and general liability include high deductibles or self-insured retention (up to $0.5 million) for which we are responsible, which are recorded in accrued expenses. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims and incurred but not yet reported claims. External actuaries are used to assist us in estimating these losses. Our self-insured insurance reserves, including group medical insurance reserves, were $7.3 million at December 31, 2014. A hypothetical 10% increase in the insurance reserve would decrease our pre-tax earnings by $0.7 million.

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

We record a liability for uncertain tax positions when management concludes that the likelihood of sustaining such positions upon examination by taxing authorities is less than “more-likely-than-not.” We also record any interest and penalties related to these uncertain tax positions as a component of income tax benefit (expense) in the audited statements of comprehensive income (loss).

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

Results of Operations

The following table was derived from the audited consolidated statements of comprehensive income (loss) for the years ended December 31, 2014, 2013 and 2012. The amounts are presented in millions of dollars.

	Year Ended December 31,
	2014	2013	2012
Net sales
Third party net sales	$958.5	$928.0	$928.1
Related party net sales	51.3	67.9	56.4

Total net sales	1,009.8	995.9	984.5
Cost of sales	871.2	837.2	775.2

Gross profit	138.6	158.7	209.3
Gross margin %	13.7%	15.9%	21.3%
Operating expenses
Selling, general and administrative	(63.2)	(84.7)	(96.8)
Amortization of acquired intangible assets	(22.2)	(22.2)	(22.2)
Restructuring costs, net	(16.9)	(7.6)	(5.9)
Trademark impairment loss	(38.0)	(2.0)	—
Patent litigation costs	(0.2)	(2.2)	—
Antitrust litigation costs	—	(0.2)	(1.2)

Operating (loss) income	(1.9)	39.8	83.2
Interest expense, net	(50.4)	(51.4)	(54.8)
Miscellaneous, net	(8.6)	(3.6)	(6.2)

(Loss) income before income taxes	(60.9)	(15.2)	22.2
Income tax benefit (expense)	24.7	3.0	(7.6)

Net (loss) income	$(36.2)	$(12.2)	$14.6

Year Ended December 31, 2014 compared with Year Ended December 31, 2013

Net sales. Net sales of $1,009.8 million for the year ended December 31, 2014 increased $13.9 million, or 1.4%, compared to net sales of $995.9 million for the year ended December 31, 2013. Excluding related party sales, our net sales increased $30.5 million, or 3.3%, compared to the year ended December 31, 2013.

Net sales for the years ended December 31, 2014 and 2013 for our four product lines are in the following table, derived from our consolidated statements of comprehensive income (loss) for the respective periods.

	Year Ended December 31,
	2014	%	2013	%
	(in millions, except percentages)
Filtration	$345.4	34%	$377.4	38%
Cooling systems	271.9	27%	223.8	22%
Vehicle electronics	218.9	22%	208.5	21%
Fuel delivery systems	173.6	17%	186.2	19%

	$1,009.8	100%	$995.9	100%

Net sales in our filtration product line decreased $32.0 million, or 8.5%, primarily the result of a $16.4 million reduction in related party sales to FRAM Group, $11.9 million of lower private label pricing including new customer changeover costs and $3.9 million in lower net sales across our retail, heavy duty and OEM/OES channels, partially offset by a $0.6 million increase in traditional channel net sales.

Net sales in our cooling systems product line increased $48.1 million, or 21.5%, primarily due to $48.9 million from higher OEM/OES channel volumes mainly related to OEM projects which launched and ramped up during 2013, $4.0 million from higher traditional channel volumes including a new customer and $1.8 million from favorable product mix, partially offset by $5.5 million from the impact of lower retail pricing and higher product warranty costs and $1.9 million in lower retail channel net sales.

Net sales in our vehicle electronics product line increased $10.4 million, or 5.0%, primarily due to $16.4 million increase in the retail channel net sales primarily related to new product rollouts, $1.6 million in higher traditional channel volumes and $1.1 million in higher OEM/OES channel volumes, partially offset by $8.7 million from lower retail and traditional channel customer pricing, including product warranty and new customer changeover costs.

Net sales in our fuel delivery systems product line decreased $12.6 million, or 6.7%, primarily the result of $14.7 million lower customer pricing due to increased competition driven by improved OE product quality and other factors that have negatively impacted replacement rates, $2.1 million in higher new customer changeover costs and $1.1 million in lower OEM/OES channel volumes, partially offset by $4.0 million in higher traditional channel volumes primarily from new business and $1.0 million in higher retail channel net sales.

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

	Year Ended December 31,
	2014	2013
Gross profit, as reported	$138.6	$158.7
Adjusted for special items:
New business changeover and sales commitment costs	4.5	1.6
Business optimization costs	2.5	1.3
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	0.5	3.5
Unrealized loss on derivatives	0.2	—

Adjusted gross profit	$146.3	$165.1

Adjusted Gross Margin %	14.5%	16.6%

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this annual report.

Excluding special items, adjusted gross profit for the year ended December 31, 2014 was $146.3 million, or 14.5% of net sales, compared to adjusted gross profit for the year ended December 31, 2013 of $165.1 million, or 16.6% of net sales. The adjusted gross margin percentage is based on sales before the effects of special items.

The lower adjusted gross profit for the year ended December 31, 2014 compared to the year ended December 31, 2013 was due to (i) $40.4 million in lower customer pricing across all product lines including the impact of higher product warranty costs, (ii) $9.2 million due to unfavorable product mix primarily driven by new product roll-outs and purchased products in our vehicle electronics product line and (iii) $3.3 million from higher depreciation primarily due to investment in our cooling systems product line OEM projects. Partially offsetting these factors were (i) $15.1 million of costs associated with the rollout of OEM projects in our cooling systems product line that did not reoccur in 2014, (ii) $11.8 million in improved material and plant and distribution operational costs driven by cost savings initiatives including procurement savings initiatives, as well as manufacturing parts in our vehicle electronics and fuel delivery systems product lines that were previously purchased and (iii) $6.2 million from favorable volumes in our vehicle electronics and cooling systems product lines.

Selling, general and administrative expenses. Selling, general and administrative expenses included special items consisting of costs associated with additional business optimizations projects, mostly for professional services, and costs related to the implementation of cost sharing and manufacturing arrangements with FRAM Group. The following table presents a comparison of adjusted general and administrative expenses after excluding such special items. Adjusted selling, general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Year Ended December 31,
	2014	2013
Selling, general and adminstrative expenses, as reported	$63.2	$84.7
Adjusted for special items:
Business optimization costs	(0.6)	(7.2)
Environmental accrual adjustment	(0.1)	(0.7)
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	—	(1.1)
Costs of defending class action and other litigation	—	(0.2)
Miscellaneous non-operating expenses	—	(0.1)

Adjusted selling, general and adminstrative expenses	$62.5	$75.4

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this annual report.

Adjusted selling, general and administrative expenses for the year ended December 31, 2014 were $62.5 million compared to $75.4 million for the year ended December 31, 2013. The $12.9 million decrease was primarily the result of improved organizational expense leverage including reductions in employee wages and benefits, travel expenses, professional fees and office-related costs and lower bad debt costs, partially offset by higher marketing and advertising costs. Adjusted selling, general and administrative expenses were 6.2% of net sales for the year ended December 31, 2014 compared to 7.6% of net sales for the year ended December 31, 2013.

Amortization of acquired intangible assets. Amortization of acquired intangible assets was $22.2 million for both years ended December 31, 2014 and 2013.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions of dollars):

	Year Ended December 31,
	2014	2013
Manufacturing and distribution footprint optimization	$(13.7)	$(2.2)
Severance	(3.2)	(3.3)
Impairment of property, plant and equipment	(0.5)	(2.6)
Gains on sale of land, buildings and equipment	0.5	0.1
Curtailment and settlement gains	—	0.4

	$(16.9)	$(7.6)

Year Ended December 31, 2014

As part of a manufacturing footprint optimization plan for our fuel delivery systems product line, we incurred (i) $1.1 million of professional costs associated with the review of the manufacturing footprint, (ii) $0.8 million of severance costs, (iii) $0.8 million of manufacturing footprint optimization execution costs, (iv) $0.3 million of costs associated with asset relocation and installation and (v) $0.1 million of employee retention costs.

As part of a plan to close one of our U.S. filtration facilities and transfer the manufacturing capacity, along with associated equipment, to one of our existing U.S. facilities and one facility operated by FRAM Group, we recorded (i) $10.8 million of equipment relocation and installation and facility closing and integration costs, (ii) $1.7 million of termination benefits, (iii) a $0.5 million additional impairment loss to write down equipment to estimated net realizable value and (iv) $0.4 million of gains on sale of equipment.

We recorded: (i) severance of $0.7 million related to involuntary terminations of employees as part of cost reduction actions and business realignment, (ii) manufacturing footprint optimization costs of $0.5 million related to our filtration product line, (iii) residual closing costs of $0.1 million related to the closure of a China facility in 2013 and (iv) a gain on sale of equipment of $0.1 million associated with our now closed Mexican foundry operations.

Year ended December 31, 2013

We recorded severance of $2.4 million related to involuntary terminations of employees as part of cost reduction actions and business realignment within our filtration, vehicle electronics and fuel delivery systems product lines. We also recorded $0.1 million for lease termination and asset retirement obligation costs associated with distribution footprint optimization in our filtration product line.

As part of a plan to close the manufacturing operations of one of our Chinese subsidiaries and relocate the manufacturing to one of our existing U.S. facilities, we recorded an impairment charge of $0.5 million to write down certain equipment to estimated net realizable value, severance costs of $0.4 million and other closing costs of $0.1 million.

As part of a manufacturing footprint optimization plan for our fuel delivery systems product line, we incurred professional fees of $1.6 million associated with the review of the plan, asset relocation costs of $0.3 million and recorded severance costs of $0.2 million.

As part of a plan to close one of our U.S. filtration facilities and transfer the manufacturing capacity, along with associated equipment, to one of our existing U.S. facilities and one facility operated by FRAM Group, we recorded an impairment charge of $1.8 million to write down land, building and equipment to estimated net realizable value and accrued $0.3 million of estimated termination benefits.

As part of a plan to close a portion of our Mexican operations which began in 2012, we recorded an impairment charge of $0.3 million to write down land, building and equipment to estimated net realizable value, recognized a curtailment gain of $0.4 million, which had been deferred until the affected employees were terminated, incurred other closing costs of $0.1 million and recognized a gain of $0.1 million on the sale of the land, building and equipment.

For further discussion of restructuring activities see Note 2 to the audited consolidated financial statements included elsewhere in this annual report.

Trademark impairment loss. For the years ended December 31, 2014 and 2013, we recorded trademark impairment losses of $38.0 million and $2.0 million, respectively, related to the indefinite-lived trademark intangible asset of our fuel delivery systems product line. See further discussion in Note 7 to the audited consolidated financial statements included elsewhere in this annual report.

Patent litigation costs. During the year ended December 31, 2014, we incurred costs of $0.2 million related to the settlement of patent infringement. During the year ended December 31, 2013, we recognized patent litigation costs of $2.2 million related to the settlement of the same claim by Hengst. See further discussion in “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation — Patent Litigation.”

Antitrust litigation costs. During the year ended December 31, 2014, we incurred post-trial costs of less than $0.1 million related to the Canadian Actions. During the year ended December 31, 2013, we recorded a reserve of $0.1 million related to the Canadian Actions settlement and incurred post-trial costs of $0.1 million related to the Canadian Actions. See further discussion in “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation — Antitrust Litigation.”

Interest expense, net. Interest expense, net for the years ended December 31, 2014 and 2013 was $50.4 million and $51.4 million, respectively. The decrease of $1.0 million was primarily the result of unrealized foreign exchange gains of $4.9 million during the year end December 31, 2014 arising from a $100.0 million intercompany loan that was established in December 2013 with one of our U.S. subsidiaries, partially offset by $2.9 million in higher interest income during the year ended December 31, 2013 including $2.8 million related to refunds of value added tax receivables received by one of our Mexican subsidiaries, and $0.6 million in lower capitalized interest during the year ended December 31, 2014. For further discussion of the accounting treatment of the foreign currency impact on the intercompany loan see Note 10 to the consolidated financial statements included elsewhere in this annual report. For further discussion of the interest income from value added tax receivables see “Part II — Other Information — Item 1. Legal Proceedings — Value-Added Tax Receivable.”

Miscellaneous, net. Miscellaneous, net for the years end December 31, 2014 and 2013 included $6.0 million and $5.7 million, respectively, of costs associated with the sale of receivables, partially offset by gains of $0.1 million for the forgiveness of debt. In addition, miscellaneous, net for the year ended December 31, 2014 included $2.6 million of professional fees related to the strategic review of our business and $0.1 million of foreign currency losses. The higher costs associated with the sale of receivables was due to an increase in the amount of receivables sold. For further discussion of the gain on the forgiveness of debt, see Note 10 to the consolidated financial statements included elsewhere in this annual report.

Income tax (expense) benefit. We recorded an income tax benefit of $24.7 million, or a 40.6% effective tax rate, during the year ended December 31, 2014, on a pre-tax loss of $60.9 million. The effective tax rate differs from the U.S. federal statutory rate principally due to non-U.S. tax rate differences and state income taxes, partially offset by provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary and withholding taxes on dividend distributions from our Spanish subsidiary.

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

Year Ended December 31, 2013 compared with Year Ended December 31, 2012

Net sales. Net sales of $995.9 million for the year ended December 31, 2013 increased $11.4 million, or 1.2%, compared to net sales of $984.5 million for the year ended December 31, 2012. Excluding related party sales, our net sales were consistent with the year ended December 31, 2012.

Net sales for the years ended December 31, 2013 and 2012 for our four product lines are in the following table, derived from our consolidated statements of comprehensive income (loss) for the respective periods.

	Year Ended December 31,
	2013	%	2012	%
	(in millions, except percentages)
Filtration	$377.4	38%	$387.4	39%
Cooling systems	223.8	22%	166.3	17%
Vehicle electronics	208.5	21%	191.3	20%
Fuel delivery systems	186.2	19%	239.5	24%

	$995.9	100%	$984.5	100%

Net sales in our filtration product line decreased $10.0 million, or 2.6%, including decreases of $20.6 million, and $4.5 million in retail and heavy-duty channel volumes, respectively, primarily the result of overall market weakness, $4.0 million in lower co-manufacturing net sales and $0.9 million in lower international sales, which were partially offset by $11.0 million in higher related party sales to FRAM Group and $9.3 million from expansion of volume in to the OEM/OES channel.

Net sales in our cooling systems product line increased $57.5 million, or 34.6%, primarily due to $41.7 million from the launch of OEM projects, $5.5 from higher retail sales due to new customers, $4.7 million from favorable product mix, $2.4 million from improved international sales, $2.1 million from favorable traditional channel sales and $1.8 million in favorable foreign currency fluctuations.

Net sales in our vehicle electronics product line increased $17.2 million, or 9.0%, primarily due to $23.2 million in higher sales from new product rollouts and higher replenishment orders in the retail, traditional and OEM/OES channels, partially offset by $2.7 million lower customer pricing and $3.1 million from the release of product warranty reserves in 2012.

Net sales in our fuel delivery systems product line decreased $53.3 million, or 22.3%, including decreases of $21.8 million and $5.4 million in the retail and traditional channel, respectively, due to overall market weakness driven by improved OEM product quality that have impacted replacement rates and $10.9 million from lower customer pricing, partially offset by $3.8 million favorable OEM/OES channel volumes. In addition, the net sales in 2012 included net sales of $15.5 million to a former customer as well as the release of $3.0 million of a product warranty reserve both related to that customer.

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

	Year Ended December 31,
	2013	2012
Gross profit, as reported	$158.7	$209.3
Adjusted for special items:
New business changeover and sales commitment costs	1.6	0.5
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	3.5	1.1
Business optimization	1.3	0.9

Adjusted gross profit	$165.1	$211.8

	16.6%	21.5%

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this annual report.

Excluding special items, adjusted gross profit for the year ended December 31, 2013 was $165.1 million, or 16.6% of net sales, compared to adjusted gross profit for the year ended December 31, 2012 of $211.8 million, or 21.5% of net sales. The adjusted gross margin percentage is based on sales before the effects of special items.

The lower adjusted gross profit for the year ended December 31, 2013 compared to the year ended December 31, 2012 was due to several factors. During the year ended December 31, 2013, our gross profit was negatively impacted by (i) $28.1 million due to unfavorable fixed overhead absorption rates, variable cost increases, material cost increases and other operating items, (ii) $23.1 million of unfavorable product mix across all product lines, (iii) $15.5 million of lower customer pricing, (iv) $15.1 million of costs associated with the rollout of OEM projects, (v) $7.1 million from lower volumes primarily in our retail channel, including the year-over-year impact of the loss of a customer in our fuel delivery systems product line in the first quarter of 2012 and (vi) $5.6 million in higher product warranty costs mainly driven by the release of reserves in 2012. Partially offsetting these factors were $47.8 million in cost reductions from our cost savings initiatives, including manufacturing parts in our vehicle electronics and fuel delivery systems product lines that were previously purchased, procurement sourcing and pricing savings and savings from optimizing plant operations.

Selling, general and administrative expenses. Selling, general and administrative expenses included special items consisting of costs associated with additional business optimizations projects, mostly for professional services, and costs related to the implementation of cost sharing and manufacturing arrangements with FRAM Group. The following table presents a comparison of adjusted general and administrative expenses after excluding such special items. Adjusted selling, general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Year Ended December 31,
	2013	2012
Selling, general and administrative expenses, as reported	$84.7	$96.8
Adjust for special items:
Business optimization costs	(7.2)	(13.7)
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	(1.1)	(6.0)
Environmental accrual adjustment	(0.7)	(0.5)
Cost of defending class action and other litigation	(0.2)	—
Miscellaneous non-operating expenses	(0.1)	(0.2)

Adjusted selling, general and administrative expenses	$75.4	$76.4

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this annual report.

Adjusted selling, general and administrative expenses for the year ended December 31, 2013 were $75.4 million compared to $76.4 million for the year ended December 31, 2012. The $1.0 million decrease was primarily due to lower professional fees, partially offset by higher bad debt costs. Adjusted selling, general and administrative expenses were 7.6% of net sales for the year ended December 31, 2013 compared to 7.8% of net sales for the year ended December 31, 2012.

Amortization of acquired intangible assets. Amortization of acquired intangible assets was $22.2 million for both years ended December 31, 2013 and 2012.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions of dollars):

	Year Ended December 31,
	2013	2012
Severance	$3.3	$2.4
Impairment of property, plant and equipment	2.6	2.2
Manufacturing and distribution footprint optimization	2.2	0.4
Gain on sale of land and building	(0.1)	(0.4)
Curtailment and settlement (gains) losses	(0.4)	1.3

	$7.6	$5.9

Year ended December 31, 2013

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

As part of a manufacturing footprint optimization plan for our fuel delivery systems product line, we incurred professional fees of $1.6 million associated with the review of the plan, asset relocation costs of $0.3 million and recorded severance costs of $0.2 million.

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

As part of a plan to close a portion of our Mexican operations which began in 2012, we recorded an impairment charge of $0.3 million to write down land, building and equipment to estimated net realizable value, recognized a curtailment gain of $0.4 million, which had been deferred until the affected employees were terminated, incurred other closing costs of $0.1 million and recognized a gain of $0.1 million on the sale of the land, building and equipment.

Year ended December 31, 2012

We incurred severance costs of $2.4 million related to involuntary termination of employees as part of cost reduction actions.

We approved and announced a plan with respect to closing a portion of our Mexican operations. We recorded an impairment charge of $2.0 million to write down land, building and equipment to its estimated net realizable value and recorded pension curtailment and settlement losses of $1.3 million related to headcount reductions.

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

For further discussion of restructuring activities see Note 2 to the consolidated financial statements included elsewhere in this annual report.

Trademark impairment loss. As part of our annual impairment review for the year ended December 31, 2013, we conducted a fair value assessment of our indefinite-lived trademark intangible assets. The assessment indicated that the value of one of our indefinite-lived trademarks had been impaired due to a decline in forecasted net sales. We recognized a trademark impairment loss of $2.0 million. See further discussion in Note 7 to the consolidated financial statements included elsewhere in this annual report.

Patent litigation costs. During the year ended December 31, 2013, we recognized patent litigation costs of $2.2 million in relation to a claim by Hengst. See further discussion in “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation – Patent Litigation.”

Antitrust litigation costs. During the year ended December 31, 2013, we recorded a reserve of $0.1 million related to the Canadian Actions settlement and incurred post-trial costs of $0.1 million related to the Canadian Actions. During the year ended December 31, 2012, we incurred post-trial costs of $1.2 million related to the U.S. Actions. See further discussion in “Part I, Item 4. Information on Holdings and its Subsidiaries – Litigation – Antitrust Litigation.”

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

Miscellaneous, net. Miscellaneous, net for the year ended December 31, 2013 primarily consisted of $5.7 million for costs associated with the sale of receivables, partially offset by income of $2.0 million related to the collection of duty and value-added tax refunds associated with equipment purchased at one of our wholly-owned Chinese subsidiaries and a gain of $0.1 million for the forgiveness of debt. For further discussion of the value-added tax receivable, see “Part II — Other Information — Item 1. Legal

Proceedings — Value-Added Tax Receivable.” For further discussion of the gain on the forgiveness of debt, see Note 10 to the consolidated financial statements included elsewhere in this annual report. Miscellaneous, net for the year ended December 31, 2012 primarily consisted of $6.2 million for costs associated with the sale of receivables. The lower expense associated with the sale of receivables in the year ended December 31, 2013 was due to lower discount rates on the sales, partially offset by a higher amount of receivables sold.

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

Geographic Results of Operations

Net sales made by our U.S. and non-U.S. subsidiaries, excluding intercompany sales which are eliminated in consolidation, were as follows (in millions, except percentages):

	Year Ended December 31,
	2014	%	2013	%	2012	%
United States subsidiaries	$925.6	92%	$910.6	91%	$909.9	92%
Non -U.S. subsidiaries	84.2	8%	85.3	9%	74.6	8%

	$1,009.8	100%	$995.9	100%	$984.5	100%

The U.S. and non-U.S. components of (loss) income before income taxes were as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
(Loss) income before income taxes
United States	$(88.9)	$(27.6)	$16.0
Non-U.S.	28.0	12.4	6.2

	$(60.9)	$(15.2)	$22.2

The decrease in the U.S. operating results for the year ended December 31, 2014 compared to the year ended December 31, 2013 was largely due to lower customer pricing, an impairment of one of our trademarks and restructuring costs associated with manufacturing footprint optimizations plans executed in our filtration and fuel delivery system businesses, offset in part by improved material and plant and distribution operations costs driven by cost savings initiatives including manufacturing parts in our vehicle electronics and fuel delivery systems product lines that were previously purchased, as well as procurement savings initiatives, costs associated with the rollout of OEM projects in our cooling systems product line that did not reoccur in the 2014 period and patent litigation settlement cost not recurring in 2014.

The increase in non-U.S. operating results for the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to OEM program ramp-up costs at one of our cooling systems subsidiaries in China and restructuring cost associated with closing our filtration facility in China that did not reoccur in the 2014 period, offset in part by interest received on VAT refunds collected in 2013 by one of our Mexican subsidiaries.

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business operations, such as business optimization costs, restructuring and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The following table reconciles the EBITDA and Adjusted EBITDA calculations to net income (loss) for the periods presented (in millions):

	Year Ended December 31,
	2014	2013	2012
Net (loss) income	$(36.2)	$(12.2)	$14.6
Income tax (benefit) expense	(24.7)	(3.0)	7.6
Net interest expense	50.4	51.4	54.8
Depreciation and amortization expense	56.1	52.8	52.2

EBITDA	45.6	89.0	129.2

Trademark impairment losses (a)	38.0	2.0	—
Restructuring costs, net (b)	16.9	7.6	5.9
New business changeover and sales commitment costs (c)	4.5	1.6	0.5
Business optimization costs (d)	3.1	8.5	14.6
Strategic review costs (e)	2.6	—	—
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group (f)	0.5	4.6	7.1
Patent litigation costs (g)	0.2	2.2	—
Unrealized loss on derivatives (h)	0.2	—	—
Environmental accrual adjustment (i)	0.1	0.7	0.5
Costs of defending class action and other litigation (j)	0.1	0.4	1.2
Gain on forgiveness of debt (k)	(0.1)	(0.1)	—
Non-operating expense (l)	—	0.1	0.2
Collection of tax refunds (m)	—	(1.9)	—

Adjusted EBITDA	$111.7	$114.7	$159.2

Net sales	$1,009.8	$995.9	$984.5
Adjusted EBITDA margin	11.1%	11.5%	16.2%

(a)	The expenses for the years ended December 31, 2014 and 2013 relate to trademark impairment losses. See Note 7 to the consolidated financial statements included elsewhere in this annual report for further information.
(b)	These costs related to various restructuring actions we have taken to align our cost structure with current market conditions. See Note 2 to the consolidated financial statements included elsewhere in this annual report for further information regarding our restructuring actions.
(c)	These costs are up-front costs incurred to obtain new business and to extend existing long-term sales commitments. These costs are comprised primarily of costs associated with stocklifts.
(d)	These costs primarily relate to internal costs and consulting fees for various cost saving projects and to accelerate the manufacture of parts for new model cars previously sourced from external vendors.
(e)	These costs consist of professional services related to the ongoing strategic review of the business.
(f)	These costs relate to the implementation of our cost sharing and manufacturing arrangements with FRAM Group. See further discussion at “Part I, Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources.”
(g)	The expense for the year ended December 31, 2014 related to costs related to patent infringement settlement and expense for the year ended December 31, 2013 relates to the same settlement agreement with Hengst. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries — Litigation — Antitrust Litigation.”
(h)	The unrealized loss on derivatives is the mark-to-market on the diesel fuel contracts.
(i)	We recorded additional environmental expenses related to legacy Champion facilities.
(j)	These costs include legal and settlement costs related to class action and other litigation. See further discussion at “Part I, Item 4. Information on Holdings and its Subsidiaries — Litigation — Antitrust Litigation.”
(k)	The gains relate to the forgiveness of the annual principal payments of the economic development loan. For further discussion, see Note 10 to the consolidated financial statements included elsewhere in this annual report.

(l)	We incurred costs related to potential merger and acquisition activities that were non-operating in nature.

(m)	We recorded income related to the collection of duty and value-added tax refunds associated with equipment purchased by one of our wholly-owned Chinese subsidiaries. See further discussion at “Part II — Other Information — Item 1. Legal Proceedings — Value-Added Tax Receivable.” In addition, we recorded a reserve related to the collectability of value-added tax refunds at one of our Mexican subsidiaries.

Covenant Compliance

The Senior Secured Credit Facilities require us to maintain a minimum interest coverage ratio and a maximum senior secured leverage ratio and set a maximum level of capital expenditures. The financial ratios are calculated on a trailing four consecutive quarters basis and capital expenditures are measured on a fiscal year basis. As of December  31, 2014, we were in compliance with all covenants.

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

Historical Cash Flows

Year Ended December 31, 2014

Net Cash Used in Operating Activities

Net cash used in operating activities was $18.7 million. Profits, before deducting depreciation and amortization, trademark impairment loss and other non-cash items, generated cash of $25.3 million.

We used cash of $32.7 million for operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. An increase in inventories and a decrease in accounts payable resulted in the use of cash of $30.0 million and $7.9 million, respectively. The increase in inventories was primarily due to the build of safety-stock inventory associated with ongoing manufacturing footprint optimization activities and build in new customer inventory in our filtration product line, build of safety-stock inventory associated with out-sourced manufacturing operations in our fuel delivery product line, higher inventory requirements in our cooling systems product line to meet OEM order requirements and timing of shipment of new product roll-out inventory in our vehicle electronics product line. The decrease in accounts payable was due largely to the timing of payments. A decrease in accounts receivable and related party receivables, net generated $3.4 million and $1.8 million of cash, respectively. The decrease in accounts receivable was primarily due to lower volumes in our fuel delivery systems product line and higher levels of factored accounts receivable. The decrease in the related party receivables, net was primarily from the timing of payments for related party filtration sales to FRAM Group. Changes in all other assets and liabilities netted to a $11.3 million use of cash. This use of cash related primarily to (i) $5.7 million for employee benefit plan payments in excess of expense, (ii) $4.4 million reduction in product warranty reserves, (iii) $2.5 million from the timing of payments including insurance, professional fees, salary and wages, vacation and bonuses, (iv) $1.4 million of payments associated with the settlement of patent litigation, (v) $1.2 million for timing of payments for restructuring related activities, (v) $1.0 million in prepaid value-added taxes and (vi) $1.0 million in prepaid new customer start-up costs. These items were partially offset by increases of (i) $1.9 million for receipt of customer returned inventory in transit,

(ii) $1.7 million decrease in our net federal tax receivable, (iii) $1.6 million for collection of prepaid tooling costs, and (iv) $0.9 million in customer rebates, credits and discounts due to timing of payments.

Net Cash Used in Investing Activities

Capital expenditures of $34.5 million were used primarily for manufacturing footprint optimization initiatives in our filtration and fuel delivery systems product lines, additional capital investment requirements for long life-cycle OEM contracts and cost savings initiatives. In addition, we received $4.4 million from the sale of property, plant and equipment primarily from the sale of land, building and equipment from a filtration manufacturing facility which was closed during 2014.

Net Cash Used in Financing Activities

We borrowed $30.0 million under the Senior Secured Revolving Credit Facility, repaid $10.0 million of borrowings under the Senior Secured Revolving Credit Facility, made our required quarterly payments totaling $3.0 million on the Senior Secured Term Loan Facility and made payments of $0.1 million under our capital lease obligations. In addition, we recognized a gain, which was recorded in equity, net of tax, of $0.8 million related to the sale of land and building to an entity under common control.

Year Ended December 31, 2013

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

Net cash provided by operating working capital was $1.5 million. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. An increase in accounts payable provided cash of $19.1 million. The increase in accounts payable was due largely to the increase in inventories in our cooling systems, fuel delivery systems and vehicle electronics product lines. A decrease in accounts receivable provided cash of $6.3 million. The decrease in accounts receivable was primarily due to lower sales in our filtration and fuel delivery systems product lines, offset in part by changes in customer credit terms and increased sales with an existing retail customer. A decrease in the related party receivables, net, primarily due to the timing of payments to FRAM Group related to shared distribution facilities changes, provided cash of $2.9 million. An increase in inventories resulted in the use of cash of $26.8 million. The increase in inventories was primarily due to higher inventory requirements in our cooling systems product line to meet OEM order requirements, build of inventory in our fuel delivery systems and vehicle electronics product lines for new product roll-out, and build of safety stock in our fuel delivery systems product line during the transition period to outsource production. Changes in all other assets and liabilities netted to a $0.2 million provision of cash. The cash provided primarily related to (i) a $6.6 million decrease in our federal tax receivable based upon finalization of tax returns and year-end provisions, (ii) $3.5 million in customer rebates and credits due to timing of payments and (iii) $2.2 million for the collection of Mexican value-added tax receivables. These items were partially offset by the use of cash related primarily to (i) a $4.0 million reduction of product returns liabilities including $1.6 million related to contractual changes, (ii) $2.6 million for pension contributions in excess of pension expense, (iii) $1.7 million for customer returned inventory in transit, (iv) $1.7 million for professional fee payments, (v) $1.0 million for prepayment of tooling costs and (vi) $0.8 million for restructuring related payments.

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

Debt Capitalization

At December 31, 2014 and 2013, we had $44.5 million and $76.6 million of cash and cash equivalents, respectively. Our non-U.S. subsidiaries had cash balances of $9.8 million and $16.2 million at December 31, 2014 and December 31, 2013, respectively. During the year ended December 31, 2014, our Spanish subsidiary and one of our Mexican subsidiaries distributed cash dividends of $7.6 million and $1.8 million, respectively, to their U.S. parent companies. During the year ended December 31, 2013, our Spanish subsidiary and one of our Mexican subsidiaries distributed cash dividends of $3.4 million and $2.0 million, respectively, to their U.S. parent companies. The following table details our debt outstanding (in millions):

	December 31,
	2014	2013
Senior Secured Revolving Credit Facility	$20.0	$—
Senior Secured Term Loan Facility	288.0	291.0
Senior Notes	400.0	400.0
Capital lease obligations	0.2	0.3
Economic development loan	0.3	0.4
Unamortized original issue discount	(0.3)	(0.6)

	708.2	691.1

Less:
Current maturities	23.2	3.2

Long-term debt	$685.0	$687.9

Our significant debt service obligation is an important factor when assessing our liquidity and capital resources. At our December 31, 2014 debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs and debt discount, was $56.0 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. An increase of 0.25 percentage points (25 basis points) over the Adjusted LIBO Rate floor of 1.5% on our variable interest rate debt would increase our annual interest cost by $0.8 million. A decrease in the variable interest rate would have no impact due to the Adjusted LIBO Rate floor. The one month unadjusted LIBO Rate at December 31, 2014 was 0.169%.

Scheduled Maturities

Below is a schedule of required future repayments of all debt outstanding as of December 31, 2014 (in millions).

2015	23.2
2016	3.2
2017	282.1
2018	—
2019	400.0

$708.5

Management’s Action Plan and Outlook

Our primary sources of liquidity are cash on hand, cash flow from operations, available borrowing capacity under the Senior Secured Revolving Credit Facility and accounts receivable factoring arrangements. Our Senior Secured Revolving Credit Facility matures on January 26, 2016. Prior to its expiration, we expect to replace the facility with a similar type arrangement that has an extended maturity.

Accounts Receivable Factoring

Factoring of customer trade accounts receivable is a significant part of our liquidity. Subject to certain limitations, our Senior Secured Credit Facilities permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements. At December 31, 2014, we had factoring relationships arranged by seven customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the increase in our utilization of customer factoring programs due to customers negotiating increased payment terms with us, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, or at all. If we were not able to factor accounts receivable, we would have to find other ways to finance these receivables or our liquidity would be reduced by having less cash on hand.

We sold $425.5 million and $384.0 million of receivables during the years ended December 31, 2014 and 2013, respectively. If receivables had not been factored, $284.2 million and $261.1 million of additional receivables would have been outstanding at December 31, 2014 and 2013, respectively. If we had not factored these receivables, we would have had to finance these receivables in some other way or our liquidity would be reduced by having less cash on hand.

Short-Term and Long-Term Liquidity Outlook

Our wholly-owned subsidiary, UCI International, Inc., is a holding company with no business operations or assets other than the capital stock of UCI. Consequently, UCI International, Inc. is dependent on loans, dividends and other payments from UCI and its subsidiaries to make payments of principal and interest in cash on the Senior Notes and the Senior Secured Credit Facilities. As presently structured, UCI and its subsidiaries are the sole source of cash for the payment of cash interest and principal on the Senior Notes and Senior Secured Credit Facilities, and there is no assurance that the cash for those interest and principal payments will be available. In the future, we may also need to refinance all or a portion of the borrowings under the Senior Secured Credit Facilities on or prior to maturity. If refinancing is necessary, there can be no assurance that we will be able to secure such financing on acceptable terms, or at all.

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

Capital expenditures for 2015 are expected to be approximately $38 million including cost reduction projects, ongoing capital maintenance and equipment and tooling requirements to accelerate the internal manufacture of high volume parts that are currently being purchased.

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

Our and the FRAM Group’s businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. Extensive analysis was conducted to identify initial integration opportunities and additional analysis continues to identify potential further integration opportunities. Actions taken to date have resulted in cost savings benefiting both us and FRAM Group.

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

As a result of our cost sharing and manufacturing arrangements with FRAM Group, certain FRAM Group production was relocated to our filtration manufacturing locations and certain of our production was relocated to FRAM Group filtration manufacturing locations. We and FRAM Group continue to maintain our own customer relationships and continue to supply our existing customers. Where FRAM Group production has been relocated to our filtration manufacturing locations, we manufacture and supply product to FRAM Group in order to meet its customer orders and where our production has been relocated to FRAM Group filtration manufacturing locations, FRAM Group manufactures and supplies product to us to meet our customer orders. Product purchase orders are entered into by us and FRAM Group on an arm’s-length basis to document the terms of the sale of product between the two related businesses. Based on current forecasts, we expect to produce 31 million units for FRAM Group and FRAM Group is expected to purchase 10 million units from us in 2015.

Joint Services Agreement

On July 29, 2011, we entered into a Joint Services Agreement (the “JSA”) with Autoparts Holdings. Under the JSA, we and Autoparts Holdings both agreed to purchase certain administrative services from the other party. The JSA has an initial term of one year that will be automatically renewed for an additional one year period unless either party gives written notice to the other party of non-renewal no later than ninety days prior to the end of the initial term or renewal term, as applicable. The JSA may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The JSA may also be terminated for breach or termination of affiliation. The JSA contains representations, warranties and indemnity obligations customary for agreements of this type. At each anniversary to date, the JSA has automatically renewed for additional one-year periods.

Contractual Obligations

The following table is a summary of contractual cash obligations as of December 31, 2014 (in millions):

	Payments Due by Period
	Less Than			More Than
	1 Year	2-3 Years	4-5 Years	5 Years	Total
Debt repayments (excluding interest)	$23.2	$285.3	$400.0	$—	708.5
Interest payments (1)	51.7	94.2	38.8	—	184.7
Estimated pension funding (2)	2.6	—	—	—	2.6
Other post-retirement benefit payments (3)	1.0	1.8	1.7	—	4.5
Operating leases	5.3	7.3	1.9	2.6	17.1
Purchase obligations (4)	112.4	—	—	—	112.4
Unrecognized tax benefits (5)	—	—	—	—	—

Total contractual cash obligations	$196.2	$388.6	$442.4	$2.6	$1,029.8

(1)	Estimated interest payments are based on the assumption that (i) December 31, 2014 interest rates will prevail throughout all future periods, (ii) debt is repaid on its original due date and (iii) no new debt is issued.
(2)	Estimated pension funding is based on the composition of pension plans, the plan benefits and actuarial assumptions as of December 31, 2014. The amount represents the contributions we expect to make to our pension plans during 2015. See Note 12 to the consolidated financial statements included elsewhere in this annual report for our funding policy and the funding status of our pension plans as of December 31, 2014.

(3)	Estimated benefit payments are based on actuarial assumptions as of December 31, 2014. Benefit payments may continue beyond year 5. Nevertheless, estimated payments are excluded from the table after year 5. See Note 12 to the consolidated financial statements included elsewhere in this annual report for the funding status of Holdings’ other post-retirement benefit plans as of December 31, 2014.
(4)	Included in the purchase obligations is $10.0 million related to property, plant and equipment. The remainder is for materials, supplies and services routinely used in our normal operations.
(5)	Possible payments of $3.8 million related to unrecognized tax benefits are not included in the table because management cannot make reasonably reliable estimates of when cash settlement will occur, if ever. These unrecognized tax benefits are discussed in Note 11 to the consolidated financial statements included elsewhere in this annual report.

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

SIG owns 50% of SIG Combibloc Obeikan Company Limited, a Saudi Arabian joint venture (“SIG Obeikan”). A minor portion of SIG Obeikan’s business includes selling carton sleeves to Iran Dairy Industries Co. – Pegah Product Dairy Production (“IDIC”), which are used for packaging milk and other dairy products. IDIC is, to SIG’s knowledge, majority-owned by a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. SIG Obeikan’s 2014 gross sales to IDIC were approximately €7 million and its net profit from such sales was approximately €2 million. SIG Obeikan intends to continue this activity.

Recently Adopted Accounting Guidance

See the Recently Adopted Accounting Guidance section of Note 1 to the consolidated financial statements included elsewhere in this annual report.

Recently Issued Accounting Guidance

See the Recently Issued Accounting Guidance section of Note 1 to the consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

The following table lists the members of the boards of directors of Holdings and UCI International, Inc. and the senior management of UCI International, Inc. as of the date of this annual report:

Directors of Holdings and Directors and Senior Management of UCI International, Inc.

Name	Age	Position
Graeme Hart	59	Sole indirect owner, Director of Holdings
Allen Hugli	52	Director of Holdings
Gregory Cole	51	Director of Holdings
Bryce Murray	57	Director of Holdings
Thomas Degnan	67	Director of Holdings
Bruce Zorich	61	President, Chief Executive Officer, Director of UCI International, Inc.
Ricardo Alvergue	55	Vice President, Chief Financial Officer, Director of UCI International, Inc.
Keith Zar	60	Vice President, General Counsel and Secretary, Director of UCI International, Inc.

Holdings has no independent directors. The directors do not serve a specific term and can be removed at any time by the strategic owner.

Graeme Hart is the sole indirect owner of Holdings and has served as a director of Holdings since February 2011. In addition, Mr. Hart is the ultimate owner and a director of RGHL, a global manufacturer and supplier of consumer food, beverage and foodservice packaging products and the ultimate owner of Carter Holt Harvey Limited (“Carter Holt”, which was previously listed on the New Zealand Stock Exchange and is in the business of building supplies and wood products, mainly in Australia and New Zealand) and the ultimate owner and a director of Autoparts Holdings, a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts. Mr. Hart is also the sole shareholder and a director of Rank Group and a director of a number of private investment companies.

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

Directors’ and Senior Management’s Compensation

The aggregate compensation paid to our businesses’ key management and personnel, including incentive bonus payments, pension contributions, compensation for loss of office, and the estimated total value of benefits-in-kind granted to key management and personnel as a group during the year ended December 31, 2014 was $2.7 million. The directors do not receive compensation for their services in such capacities.

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

Mr. Zorich participates in the Champion Laboratories, Inc. Pension Plan. During the year ended December 31, 2014, the value of Mr. Zorich’s accumulated benefits under the plan was $0.4 million. For more information regarding the plan, see Note 12 to the consolidated financial statements included elsewhere in this annual report. Mr. Zorich is the only member of senior management who participates in a company pension plan.

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

Employees

We had approximately 3,900 employees as of December 31, 2014, 2013 and 2012. In 2014, 2013 and 2012, approximately 63%, 67% and 69%, respectively, of our workforce was located in the U.S. and approximately 25%, 22% and 18%, respectively, of our workforce was located in China. As of December 31, 2014, approximately 10% of our workforce was represented by union affiliations and collective bargaining agreements at two of our U.S. manufacturing locations. The collective bargaining agreement for our Fond du Lac, Wisconsin plant expires in April 2015. The collective bargaining agreement for our Fairfield, Illinois plant was renewed in August 2014 for three years and will expire in August 2017. Management considers our labor relations to be good and our labor rates competitive.

Share Ownership

Other than Mr. Graeme Hart, no director or member of our senior management team beneficially owns any shares in Holdings or UCI International, Inc.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders and Beneficial Ownership

As of the date of this annual report, Holdings and UCI International, Inc. are indirectly wholly-owned by Mr. Graeme Hart. As of December 31, 2014 and 2013, Mr. Hart indirectly owned 1,002 shares of Holdings and 1,000 shares of UCI International, Inc.

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

Rank Group

The immediate parent of Holdings is UCI Holdings (No.1) Limited and the ultimate controlling entity is UCI Holdings (No.2) Limited. The ultimate sole shareholder of Holdings is Mr. Graeme Hart. During the years ended December 31, 2014 and 2013, Rank Group, an entity under the common ultimate control of Mr. Graeme Hart, incurred on behalf of us third party professional fees and expenses totaling $1.7 million, which were then charged to us. As of December 31, 2014, we had a payable to Rank Group of $1.7 million included in related party payables. As of December 31, 2013, there was no balance payable.

Joint Services Agreement

On July 29, 2011, we entered into a JSA with Autoparts Holdings. Under the agreement, we and Autoparts Holdings both agreed to purchase certain administrative services from the other party. The JSA had an initial term of one year that is automatically renewed for additional one-year periods unless either party gives written notice to the other party of non-renewal no later than ninety dates prior to the end of the renewal term. The JSA may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The JSA may also be terminated for breach or termination of affiliation. The JSA contains representations, warranties and indemnity obligations customary for agreements of this type. At each anniversary to date, the JSA has automatically renewed for additional one-year periods. During the years ended December 31, 2014 and 2013, we charged Autoparts Holdings a net $9.0 million and $5.6 million, respectively, for services rendered pursuant to the JSA. As of December 31, 2014 and 2013, we had receivables from Autoparts Holdings of $1.3 million and $0.4 million, respectively, included in related party receivables in the consolidated balance sheets. These amounts are to be repaid in the normal course of business.

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

During the years ended December 31, 2014 and 2013, we incurred credits of $5.6 million and incurred costs of $7.6 million, respectively, related to the implementation of our cost sharing and manufacturing arrangements with FRAM Group. We charged FRAM Group $0.1 million and $0.9 million during the years ended December 31, 2014 and 2013, respectively, for FRAM Group’s share of the costs. As of December 31, 2014 and 2013, balances totaling $3.9 million and $2.3 million payable, respectively, remained unpaid and are included in related party receivables in the consolidated balance sheets. These amounts are to be repaid in the normal course of business.

Product Purchase Arrangement

Our and the FRAM Group businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. As a result of our cost sharing and manufacturing arrangements with FRAM Group, FRAM Group has ceased operating at two locations and relocated those operations into other FRAM Group and our filtration manufacturing locations. In addition, certain of our filtration production has been relocated to FRAM Group filtration manufacturing locations. We and FRAM Group have maintained our own customer relationships and supply our existing customers. Where FRAM Group production has been relocated to our filtration manufacturing locations, we manufacture and supply products to FRAM Group in order to meet their customer orders. Where our production has been relocated to FRAM Group filtration manufacturing locations, FRAM Group manufactures and supplies products to us to meet our customer orders. Product purchase orders are entered into by us and FRAM Group on an arm’s-length basis to document the terms of the sale of products between us. During 2014, we produced approximately 32 million units for FRAM Group and, based on current forecasts, expect to produce approximately 31 million units for FRAM Group in 2015. During 2014, FRAM Group produced approximately 6 million units for us and, based on current forecasts, expects to produce approximately 10 million units for us in 2015. As of December 31, 2014 and 2013, we had outstanding net receivable balances of $19.7 million and $19.3 million, respectively, related to shipment of products to FRAM Group included in related party receivables in the consolidated balance sheets.

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

At December 31, 2014:

(1)	Holdings and its subsidiaries had an aggregate principal amount of $308.0 million of indebtedness outstanding secured by liens, and Holdings and its subsidiaries had $48.5 million of availability under the Senior Secured Revolving Credit Facility under the Senior Secured Credit Facilities, which if borrowed would be similarly secured; and

(2)	Holdings and its subsidiaries had an aggregate principal amount of $708.0 million of unsubordinated indebtedness outstanding consisting of amounts outstanding under the Senior Notes (including the Guarantees with respect thereto) and the Senior Secured Credit Facilities.

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

Unless a subsidiary of Holdings is a subsidiary Guarantor or the Issuer, claims of creditors of such subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such subsidiary generally will have priority with respect to the assets and earnings of such subsidiary over the claims of creditors of the Issuer, including holders of the Senior Notes. The Senior Notes, therefore, will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of subsidiaries of Holdings that are not the subsidiary Guarantors or the Issuer. As of December 31, 2014, UCI International, Inc.’s subsidiaries that do not guarantee the Senior Notes accounted for $185.1 million, or approximately 14% of our total assets, and for the year ended December 31, 2014, UCI International, Inc.’s subsidiaries that do not guarantee the Senior Notes accounted for (i) $224.9 million, or approximately 22%, of our net sales to third parties and (ii) $32.4 million, or approximately 29%, of our total Adjusted EBITDA. See “Part I, Item 3. Key Information—Risk Factors — Risks Related to Our Structure, the Guarantees and the Senior Notes. Not all of our subsidiaries guarantee the Senior Notes, and the Senior Notes and the guarantees of the Senior Notes are structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.”

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

Structure

The Senior Secured Credit Facilities consist of the following:

•	$300.0 million of term loans under the Senior Secured Term Loan Facility, borrowed by the Issuer on the closing of the Transactions ($288.0 million outstanding at December 31, 2014); and

•	a Senior Secured Revolving Credit Facility of $75.0 million (of which up to $50.0 million may be drawn by way of letters of credit), of which $20.0 million was drawn at December 31, 2014 and the remainder of which may be drawn by the Issuer or any Additional Borrowers. Certain letters of credit of $6.5 million were issued at December 31, 2014 and, consequently, availability under the Senior Secured Revolving Credit Facility was reduced by $26.5 million.

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

In addition, the Senior Secured Credit Facilities contain customary financial covenants, including a maximum senior secured leverage ratio, a minimum interest coverage ratio and limitations on capital expenditures. We are required to maintain a minimum interest coverage ratio of 2.00x and a maximum senior secured leverage ratio which becomes increasingly more restrictive over time to 2.50x. The maximum senior secured leverage ratio was 3.00x during 2014 and is 2.75x during 2015.

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

Foreign Currency Exposure

Currency Translation

As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the Euro, Mexican peso, British pound and the Chinese yuan. The results of operations of our non-U.S. subsidiaries are translated into U.S. dollars at the average exchange rates for each relevant period, except for our Chinese subsidiaries, where cost of sales is translated primarily at historical exchange rates. This translation has no impact on our cash flow. However, as foreign exchange rates change, there are changes to the U.S. dollar equivalent of sales and expenses denominated in currencies other than U.S. dollars. In 2014, approximately 8% of our net sales were made by our non-U.S. subsidiaries and our total non-U.S. net sales represented approximately 19% of our total net sales. While these results, as measured in U.S. dollars, are subject to foreign exchange rate fluctuations, we do not consider the related risk to be material to our financial condition or results of operations.

The following table summarizes the potential impact on sales of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	2014 Sales	Potential Impact
Euro	$46.0	$4.6
Mexican peso	24.6	2.5
British pound	13.9	1.4
Chinese yuan	6.4	0.6

Except for the Chinese subsidiaries, the balance sheets of non-U.S. subsidiaries are remeasured into U.S. dollars at the closing exchange rates as of the relevant balance sheet date. Any adjustments resulting from the remeasurement are recorded in accumulated other comprehensive income (loss) on our consolidated balance sheets. For our Chinese subsidiaries, non-monetary assets and liabilities are remeasured into U.S. dollars at historical rates and monetary assets and liabilities are remeasured into U.S. dollars at the closing exchange rate as of the relevant balance sheet date. Adjustments resulting from the remeasurement of the balance sheets of our Chinese subsidiaries are recorded in our statements of comprehensive income (loss).

The following table summarizes the potential impact on net asset values of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our non-U.S. subsidiaries (in millions):

	2014 Net Asset Value	Potential Impact
Euro	$27.7	$2.8
Mexican peso	11.2	1.1
British pound	(0.7)	(0.1)

Currency Transactions

Currency transaction exposure arises when sales and purchases are made by a company in a currency other than its own functional currency. In 2015, we expect to source approximately $114.8 million of components from China. To the extent possible, we structure arrangements where the purchase transactions are denominated in U.S. dollars as a means to minimize near-term exposure to foreign currency fluctuations. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful. During the years ended December 31, 2014 and 2013, the value of the Chinese yuan decreased by 2.4% and increased by 2.9%, respectively.

Prior to 2012, our Mexican operations sourced a significant amount of inventory from the United States. In 2012, we initiated, and during 2013 completed, a restructuring plan affecting our Mexican operations, which has resulted in a reduction in the amount of U.S. sourced inventory purchased by our Mexican operations, thereby reducing our currency exposure risk related to these inventory purchases. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the years ended December 31, 2014 and 2013, the U.S. dollar strengthened against the Mexican peso by 12.8% and 1.6%, respectively.

In December 2013, we established a $100.0 million, U.S. dollar-denominated, intercompany loan with one of our subsidiaries. A strengthening of the U.S. dollar against the New Zealand dollar means that the equivalent value of the intercompany receivable in New Zealand dollars will increase. Conversely, a weakening of the U.S. dollar against the New Zealand dollar means that the equivalent value of the intercompany receivable in New Zealand dollars will decrease. During the year ended December 31, 2014, the value of the New Zealand dollar against the U.S. dollar decreased 4.8% and we recognized non-cash unrealized foreign exchange gains of $4.9 million, which are included in consolidated statements of comprehensive income (loss) in interest expense, net. A 10% increase in the relationship of the U.S. dollar to the New Zealand dollar would result in a $9.1 million potential impact from unrealized foreign exchange gains. A 10% decrease in the relationship of the U.S. dollar to the New Zealand dollar would result in an $11.1 million potential impact from unrealized foreign exchange losses. For further discussion of the accounting treatment of the foreign currency impact on the intercompany loan see Note 10 to the consolidated financial statements included elsewhere in this annual report.

We will continue to monitor our transaction exposure to currency rate changes and in the future may enter into currency forward and option contracts to reduce this exposure, as appropriate. As of December 31, 2014, we had no foreign currency contracts outstanding. We do not engage in speculative activities.

Interest Rate Risk

At December 31, 2014 debt levels and borrowing rates, annual interest expense including amortization of deferred financing costs and debt discount, would be $56.0 million. The interest rate on our Senior Secured Credit

Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. If variable interest rates were to increase by 0.25% per annum over the Adjusted LIBO Rate floor, the net impact would be a decrease of approximately $0.5 million in our net income and cash flow. A decrease in the variable interest rate would have no impact due to the Adjusted LIBO Rate floor. The one month unadjusted LIBO Rate at December 31, 2014 was 0.169%. We utilize, and we will continue to utilize, sensitivity analyses to assess the potential effect of interest rate fluctuations on our variable rate debt.

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

Management evaluated the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commissions, or COSO, 2013 framework. Based on this evaluation, management has assessed the effectiveness of Holdings’ internal control over financial reporting, as of December 31, 2014, and concluded that such internal control over financial reporting is effective.

(c) Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during 2014.

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

The following table sets forth the fees billed to us for professional services rendered by our principal accountant, Grant Thornton LLP (in thousands):

	Total Fees
Services	2014	2013	2012
Audit fees (1)	$1,305	$1,448	$1,670
Audit-related fees (2)	113	223	189
Tax fees (3)	—	—	—

Total	$1,418	$1,671	$1,859

(1)	Audit fees include fees for the audit of our annual consolidated financial statements, reviews of quarterly financial statements and the audit or review services related to the issuance and registration of the Senior Notes with the SEC.
(2)	Audit-related fees in 2014, 2013 and 2012 included audits of our pension plans.
(3)	Tax Fees: No tax services were rendered during 2014, 2013 and 2012.

Upon establishing our Audit Committee, our policy requires the Audit Committee to approve all audit, audit-related and other services.

Subsequent to the UCI Acquisition and until establishing our Audit Committee, our policy was to require the Board of Directors’ approval for all audit, audit-related and other services.

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

UCI Holdings Limited (Registrant)

Date: March 4, 2015	By:	/s/ Ricardo F. Alvergue
	Name:	Ricardo F. Alvergue
	Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder

UCI Holdings Limited

We have audited the accompanying consolidated balance sheets of UCI Holdings Limited (a New Zealand registered company) and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UCI Holdings Limited and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Chicago, Illinois

March 4, 2015

UCI Holdings Limited

Consolidated Balance Sheets

(in thousands)

	December 31,
	2014	2013
Assets
Current assets
Cash and cash equivalents	$44,468	$76,619
Accounts receivable, net (Note 3)	216,473	221,872
Related party receivables (Note 14)	17,208	17,179
Inventories (Note 5)	230,924	202,412
Deferred tax assets (Note 11)	30,901	30,256
Other current assets	19,926	22,776

Total current assets	559,900	571,114
Property, plant and equipment, net (Note 6)	168,834	168,772
Goodwill (Note 7)	308,080	309,703
Other intangible assets, net (Note 7)	310,351	373,433
Deferred financing costs, net	11,578	14,622
Other long-term assets	1,380	4,115

Total assets	$1,360,123	$1,441,759

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$143,618	$152,052
Current maturities of long-term debt (note 10)	23,166	3,176
Related party payables (Note 14)	2,450	587
Product returns liability (Note 9)	37,635	42,031
Interest payable	13,083	13,081
Accrued expenses and other current liabilities (Note 8)	50,869	58,665

Total current liabilities	270,821	269,592
Long-term debt, less current maturities (Note 10)	684,998	687,860
Pension and other post-retirement liabilities (Note 12)	97,720	62,256
Deferred tax liabilities (Note 11)	78,254	122,983
Long-term related party payables (Note 14)	101	361
Other long-term liabilities	2,648	2,925

Total liabilities	1,134,542	1,145,977
Contingencies (Note 13)
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(52,894)	(17,485)
Accumulated other comprehensive loss (Note 17)	(41,563)	(6,771)

Total shareholder’s equity	225,581	295,782

Total liabilities and shareholder’s equity	$1,360,123	$1,441,759

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Consolidated Statements of Comprehensive Income (loss)

(in thousands)

	Year Ended December 31,
	2014	2013	2012
Net sales
Third party net sales	$958,540	$927,996	$928,115
Related party net sales (Note 14)	51,253	67,934	56,382

Total net sales	1,009,793	995,930	984,497
Cost of sales	871,229	837,267	775,238

Gross profit	138,564	158,663	209,259
Operating expenses
Selling, general and administrative	(63,218)	(84,655)	(96,832)
Amortization of acquired intangible assets	(22,167)	(22,176)	(22,165)
Restructuring costs, net (Note 2)	(16,876)	(7,593)	(5,877)
Trademark impairment loss (Note 7)	(38,000)	(2,000)	—
Patent litigation costs (Note 13)	(158)	(2,200)	—
Antitrust litigation costs (Note 13)	(44)	(198)	(1,228)

Operating (loss) income	(1,899)	39,841	83,157
Other expense
Interest expense, net (Note 10)	(50,454)	(51,453)	(54,765)
Miscellaneous, net (Note 18)	(8,589)	(3,623)	(6,188)

(Loss) income before income taxes	(60,942)	(15,235)	22,204
Income tax benefit (expense) (Note 11)	24,694	2,993	(7,577)

Net (loss) income	$(36,248)	$(12,242)	$14,627

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	(9,743)	1,318	1,930
Pension and OPEB liability, net of tax of $15,585 ($21,922) and $6,041	(25,049)	35,545	(11,085)

Total other comprehensive (loss) income	(34,792)	36,863	(9,155)

Comprehensive (loss) income	$(71,040)	$24,621	$5,472

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net (loss) income attributable to equity holder	$(36,248)	$(12,242)	$14,627
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	56,096	52,806	52,224
Amortization of deferred financing costs and debt issuance costs	3,343	3,161	2,993
(Gain) loss on sale of property, plant and equipment	(1,573)	139	(475)
Unrealized foreign exchange gains	(4,878)	—	—
Asset impairments	448	2,553	2,236
Patent litigation accrual	—	2,200	—
Trademark impairment loss	38,000	2,000	—
Deferred income taxes	(30,237)	(11,449)	13,111
Other non-cash items, net	345	(953)	(1,716)
Changes in operating assets and liabilities:
Accounts receivable	3,390	6,347	29,929
Related party receivables, net	1,835	2,907	(9,627)
Inventories	(30,012)	(26,833)	(16,626)
Other current assets	2,814	4,226	(11,631)
Other assets	2,656	(380)	(1,890)
Accounts payable	(7,857)	19,060	9,376
Accrued expenses and other current liabilities	(11,358)	(2,897)	(15,693)
Other long-term liabilities	(5,421)	(780)	(14,996)

Net cash (used in) provided by operating activities	(18,657)	39,865	51,842

Cash flows from investing activities:
Capital expenditures	(34,451)	(40,619)	(36,786)
Proceeds from sale of property, plant and equipment	4,395	1,448	1,968

Net cash used in investing activities	(30,056)	(39,171)	(34,818)

Cash flows from financing activities:
Issuances of borrowings	—	—	500
Revolver borrowings	30,000	—	—
Revolver repayments	(10,000)	—	—
Debt repayments	(3,070)	(3,089)	(6,552)
Equity contribution	—	—	38
Excess proceeds over net book value of long-lived assets sold to an entity under common control	839	—	—

Net cash provided (used in) by financing activities	17,769	(3,089)	(6,014)
Effect of exchange rate changes on cash	(1,207)	97	210

Net (decrease) increase in cash and cash equivalents	(32,151)	(2,298)	11,220
Cash and cash equivalents at beginning of period	76,619	78,917	67,697

Cash and cash equivalents at end of period	$44,468	$76,619	$78,917

The accompanying notes are an integral part of these financial statements.

UCI Holdings Limited

Consolidated Statements of Changes in Shareholder’s Equity (Deficit)

(in thousands)

	Common Stock	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity (Deficit)
Balance at January 1, 2012	$320,000	$(19,870)	$(34,479)	$265,651
Equity contribution	38	—	—	38
Net income	—	14,627	—	14,627
Other comprehensive loss, net of tax	—	—	(9,155)	(9,155)

Balance at December 31, 2012	$320,038	$(5,243)	$(43,634)	$271,161

Net loss	—	(12,242)	—	(12,242)
Other comprehensive income, net of tax	—	—	36,863	36,863

Balance at December 31, 2013	$320,038	$(17,485)	$(6,771)	$295,782

Comprehensive loss
Net loss	—	(36,248)	—	(36,248)
Other comprehensive loss, net of tax	—	—	(34,792)	(34,792)

Total comprehensive loss	—	(36,248)	(34,792)	(71,040)

Excess proceeds over net book value of long-lived assets sold to an entity under common control (Note 14)	—	839	—	839

Balance at December 31, 2014	$320,038	$(52,894)	$(41,563)	$225,581

The accompanying notes are an integral part of these financial statements.

NOTE 1 — GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

UCI Holdings Limited (“Holdings”), an entity domiciled in New Zealand, was incorporated on November 26, 2010 for the purpose of consummating the acquisition of UCI International, Inc., (together with its subsidiaries, “UCI International”). All operations of Holdings are conducted by United Components, Inc. (“UCI”) through its subsidiaries, which is a leading designer, manufacturer and distributor of a broad range of filtration products, fuel delivery and cooling systems products and vehicle electronics products. UCI manufactures and distributes vehicle parts, primarily servicing the vehicle replacement parts market in North America and Europe.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts and operations of Holdings and are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Holdings consolidates all entities that are controlled by ownership of a majority voting interest as well as variable interest entities for which Holdings is the primary beneficiary, if any. All significant intercompany accounts and transactions are eliminated in the consolidated financial statements.

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

Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition, as well as costs to warehouse and distribute product to customers. Such costs include direct and indirect materials (net of vendor consideration), direct and indirect labor costs (including pension, post-retirement and other fringe benefits), supplies, utilities, freight, depreciation, insurance, and other costs. Cost of sales also includes all costs to procure, package and ship products which are purchased and resold.

Selling, general and administrative expenses primarily include sales and marketing and general and administrative costs. Major cost elements include executive, accounting and administrative personnel salaries and fringe benefits (including pension, post-retirement and other fringe benefits), professional fees, insurance, provisions for doubtful accounts, rent, depreciation and amortization, advertising and information technology costs.

Advertising is expensed as incurred. Advertising expense recognized during the years ended December 31, 2014, 2013 and 2012 was $2.0 million, $2.0 million and $2.1 million, respectively.

Comparatives

Certain comparative balances for the years ended December 31, 2013 and 2012 have been reclassified to conform to the current method of presentation.

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

Restructuring Charges

Holdings recognizes a liability for restructuring charges in the period in which the liability is incurred. These restructuring charges include costs for certain initiatives such as consolidation of operations or facilities, management reorganization, rationalization of non-manufacturing infrastructure, outsourcing of non-core components and asset impairments. See Note 2 for a more detailed discussion of restructuring charges.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, certificates of deposit, commercial paper and other highly liquid investments with an original maturity of three months or less.

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

Inventories

Inventories are stated at the lower of cost or market. Cost is principally determined using standard cost, which approximates the first-in, first-out method. Inventories are reduced by an allowance for excess and obsolete inventories, based on Holdings’ review of on-hand inventories and historical usage. The expense of inventory allowances is included in cost of sales.

Depreciation and Amortization

Depreciation of property, plant and equipment is provided on a straight-line basis, over the estimated service lives of the assets. Leasehold improvements are amortized over the shorter of their service life or the remaining term of the lease.

Major renewals and improvements of property, plant and equipment are capitalized, and repairs and maintenance costs are expensed as incurred. Repairs and maintenance expenses recognized during the years ended December 31, 2014, 2013 and 2012 were $9.1 million, $6.2 million and $6.0 million, respectively.

Trademarks with finite lives and other intangible assets are amortized over their useful lives on an accelerated or straight-line basis commensurate with the expected benefits received from such intangible assets.

Defined Benefit Pension and Other Post-retirement Benefits

Holdings’ consolidated balance sheets reflect the funded status of its pension and post-retirement benefit plans. The funded status of the plans is measured as the difference between the fair value of the plan assets and the projected benefit obligation. Holdings recognizes, in the consolidated balance sheets, the aggregate overfunding of any plans in other long-term assets and the aggregate underfunding of any plans in accrued expense and other current liabilities for current portions and in pension and other post-retirement liabilities for non-current portions. Holdings records unrecognized gains and losses in accumulated other comprehensive loss, net of related taxes in the consolidated balance sheets.

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

Holdings performs its annual goodwill impairment review as of December 31 of each year using discounted future cash flows, unless conditions exist that would require a more frequent evaluation. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows, discount rates commensurate with the risks involved in the assets, future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative costs and income and other taxes. Although Holdings bases cash flow forecasts on assumptions that are consistent with plans and estimates used to manage Holdings, there is significant judgment in estimating the cash flows. See Note 7 for information regarding the results of the impairment testing at December 31, 2014.

Trademarks with indefinite lives are tested for impairment annually as of December 31 unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If Holdings concludes that there has been impairment, Holdings will write down the carrying value of the asset to its fair value. See Note 7 for information regarding impairment losses recorded in the years ended December 31, 2014 and 2013.

Holdings also evaluates those trademarks with indefinite lives to determine whether events and circumstances continue to support the indefinite lives. As of December 31, 2014, Holdings has concluded that events and circumstances continue to support the indefinite lives of these trade names.

Impairment of Long-Lived Assets, other than Goodwill and Trademarks with Indefinite Lives and Long-Lived Assets to be Disposed of

Holdings evaluates all of its long-lived assets, including intangibles with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of such long-lived assets is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows that are expected to be generated by the asset. If the carrying amount exceeds the expected undiscounted future cash flows, the asset is considered to be impaired. If an asset is considered to be impaired, it is written down to fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See Note 2 for information regarding impairment losses for property, plant and equipment recorded in the years ended December 31, 2014 and 2013.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carryforwards. Holdings establishes valuation allowances against deferred tax assets when the ability to fully utilize these benefits is determined to be uncertain. See Note 11 for information regarding valuation allowances currently being applied. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in income in the period that includes the enactment date.

Holdings does not provide for U.S. income taxes on undistributed earnings of its non-U.S. subsidiaries that are intended to be permanently reinvested. Where Holdings does not intend to permanently reinvest earnings of its non-U.S. subsidiaries, Holdings provides for U.S. income taxes and foreign withholding taxes, where applicable, on undistributed earnings.

Holdings records a liability for uncertain tax positions when management concludes that the likelihood of sustaining such positions upon examination by taxing authorities is less than “more-likely-than-not.” Holdings also records any interest and penalties related to these uncertain tax positions as a component of income tax (expense) benefit in the consolidated statements of comprehensive income (loss).

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

All other non-U.S. operations — The functional currencies for all other non-U.S. operations are their local currencies. The results of operations are translated into U.S. dollars using the average exchange rates during the applicable period. Assets and liabilities of these operations are translated into U.S. dollars using the exchange rates in effect at the applicable balance sheet date. Resulting cumulative translation adjustments are recorded as a component of shareholder’s equity in accumulated other comprehensive loss in the consolidated balance sheets.

Foreign Currency Transactions

Transaction exchange gains and losses are included in the consolidated statements of comprehensive income (loss) in the appropriate line based upon the nature of the transaction. The net foreign exchange losses (gains) recognized during the years ended December 31, 2014, 2013 and 2012 were $1.9 million, ($0.3) million and $0.3 million, respectively.

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

Insurance Reserves

Holdings’ insurance policies for workers’ compensation, automobile, product and general liability include high deductibles or self-insured retention (up to $0.5 million per event) for which we are responsible, which are recorded in accrued expenses as incurred. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims and incurred but not yet reported claims. External actuaries are used to assist us in estimating these losses. Holdings’ self-insured insurance reserves, including group medical insurance reserves, were $7.3 million as of December 31, 2014. A hypothetical 10% increase in the insurance reserves would decrease our pre-tax earnings by $0.7 million.

Derivative Financial Instruments

Holdings routinely enters into purchase agreements to acquire materials used in the normal course of its operations. In certain instances, a routine purchase agreement may meet the technical definition of a derivative. In all such cases, Holdings elects the “normal purchases” exemption from derivative accounting.

Holdings has at times entered into long-term, fixed price contracts with suppliers and formula price agreements with suppliers and customers to mitigate market risk exposure for commodity prices which can result in changes in the cost of production. Holdings has elected the “mark-to-market” accounting for these transactions.

Recently Adopted Accounting Guidance

On January 1, 2014, Holdings adopted the amendments to guidance issued by the FASB on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The amendments require entities to present an unrecognized tax benefit netted against certain deferred tax assets when specific requirements are met. The adoption of this guidance did not have a material impact on the financial position, results of operations or cash flows of Holdings.

Recently Issued Accounting Guidance

In April 2014, the FASB issued amendments to change the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in a company’s operations and financial results should be reported as discontinued operations, with expanded disclosures. In addition, the new guidance requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify as a discontinued operation. These amendments are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2014. The guidance applies prospectively to new disposals and new classifications of disposal groups held for sale after the effective date. Management does not expect the adoption of this guidance to have a material impact on the financial statements of Holdings.

In May 2014, the FASB issued amendments that are a comprehensive new revenue recognition model that require entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. These amendments create common revenue recognition guidance between GAAP and International Financial Reporting Standards. These amendments are effective retrospectively for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2016, with early adoption not permitted. Holdings is currently evaluating the new standard.

In August 2014, the FASB issued amendments that provide guidance on disclosure of uncertainties about an entity’s ability to continue as a going concern. Under the new guidance, management will be required to evaluate at every interim and annual reporting period whether conditions or events exist that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued. In addition, certain disclosure in the financial statements will be required when substantial doubt about the entity’s ability to continue as a going concern exists. These amendments are effective for all entities for fiscal years, and interim periods within those years, beginning after December 15, 2016. Management does not expect the adoption of this guidance to have a material impact on the financial statements of Holdings.

NOTE 2 — RESTRUCTURING COSTS, NET

Restructuring costs incurred relate to Holdings’ manufacturing and distribution footprint optimization plans and business integration activities which are reported in restructuring costs, net in the consolidated statements of comprehensive income (loss). The components of restructuring costs, net are as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
Manufacturing and distribution footprint optimization	$(13.7)	$(2.2)	$(0.4)
Severance	(3.2)	(3.3)	(2.4)
Impairment of property, plant and equipment	(0.5)	(2.6)	(2.2)
Gains on sale of land, buildings and equipment	0.5	0.1	0.4
Curtailment and settlement gains (losses)	—	0.4	(1.3)

	$(16.9)	$(7.6)	$(5.9)

2014 Activities

Beginning in 2013, Holdings initiated a manufacturing footprint optimization plan for its fuel delivery systems product line. The plan involved a workforce reduction and outsourcing of production, including relocation of associated equipment, to facilities owned by third-party component suppliers and existing facilities of Holdings’ subsidiaries. The plan was substantially completed by the end of the third quarter of 2014. Holdings incurred $1.1 million of professional costs associated with the review of the manufacturing footprint for its fuel delivery systems product line, $0.8 million of severance costs associated with the termination of 79 employees, $0.8 million of manufacturing footprint optimization execution costs, $0.3 million of costs associated with asset relocation and installation and $0.1 million for employee retention costs.

In December 2013, Holdings approved and announced a plan to close one of its U.S. filtration facilities and transfer the manufacturing capacity, along with associated equipment, to one of Holdings existing U.S. facilities and one facility operated by FRAM Group, the automotive consumer products business of Autoparts Holdings Limited (“Autoparts Holdings”). The facility ceased operations as of July 31, 2014. The plan resulted in the termination of 232 employees. Employees were offered termination benefit packages, comprised of severance and medical insurance coverage, contingent on the employees working to the plant closure date or an earlier date at management’s discretion. During the year ended December 31, 2014, termination benefits of $1.7 million were recorded. As of December 31, 2014, termination benefits of $0.2 million were accrued and unpaid. In addition, Holdings incurred equipment relocation and installation and facility closing and integration costs of $10.8 million, recorded an additional impairment loss of $0.5 million to write down equipment to estimated net realizable value and recorded gains on sale of equipment of $0.4 million.

In addition, Holdings recorded: (i) severance of $0.7 million related to involuntary terminations of employees as part of cost reduction actions and business realignment, (ii) manufacturing footprint optimization costs of $0.5 million related to its filtration product line, (iii) residual closing costs of $0.1 million related to the closure of a China facility in 2013 and (iv) a gain on sale of equipment of $0.1 million associated with its now closed Mexican foundry operations.

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

Holdings initiated a manufacturing footprint optimization plan for its fuel delivery systems product line (the full details of which are discussed above). As of December 31, 2013, 14 employees had been terminated and severance costs of $0.2 million had been recognized. In addition, Holdings incurred other costs related to the plan including professional fees of $1.6 million associated with the review of the manufacturing footprint optimization plan and asset relocation costs of $0.3 million.

In December 2013, Holdings approved and announced a plan to close one of its U.S. filtration facilities and transfer the manufacturing capacity, along with associated equipment, to one of Holdings existing U.S. facilities and one facility operated by FRAM Group, the automotive consumer products business of Autoparts Holdings (the full details of which are discussed above). As of December 31, 2013, estimated termination of $0.3 million had been accrued. During the year ended December 31, 2013, Holdings recorded impairment charges of $1.8 million to write down land, building and equipment to estimated net realizable value.

As part of the plan to close and relocate excess foundry manufacturing capacity at its Mexican operation to China (discussed in further detail below), Holdings recorded an additional impairment charge of $0.3 million to write down land, building and equipment to estimated net realizable value and other closings costs of $0.1 million. In December 2013, the land, building and equipment was sold and a gain on sale of $0.1 million was recognized. A previously deferred curtailment gain of $0.4 million related to the Mexican subsidiary’s pension plan was recognized at the time the affected employees were terminated during 2013.

2012 Activities

Holdings recorded severance totaling $2.4 million related to involuntary terminations of employees as part of other cost reduction actions and business realignment.

Holdings approved and announced a plan to close and relocate excess foundry manufacturing capacity at its Mexican operation to China. The plan included workforce reductions, facility closures and operations consolidation. Holdings recorded an impairment charge of $2.0 million to write down land, building and equipment to estimated net realizable value and pension curtailment and settlement losses of $1.3 million related to headcount reductions. At the end of June 2013, the manufacturing operations were closed and the affected employees terminated.

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

Accrued Restructuring Reserves

The following table summarizes the activity in accrued restructuring reserves, including pension obligations and property, plant and equipment, during the years ended December 31, 2014 and 2013 (in millions):

	Severance Costs	Asset Impairments	Pension Curtailment and Settlements	Other	Total
Balance at December 31, 2012	$1.3	$—	$0.9	$—	$2.2
Charges	3.3	2.6	(0.4)	2.1	7.6
Usage	(3.2)	(2.6)	(0.5)	(2.1)	(8.4)

Balance at December 31, 2013	$1.4	$—	$—	$—	$1.4

Charges	3.2	0.5	—	13.2	16.9
Usage	(4.4)	(0.5)	—	(13.2)	(18.1)

Balance at December 31, 2014	$0.2	$—	$—	$—	$0.2

The severance, pension curtailment and settlements and other restructuring related accruals are included in the consolidated balance sheets in accrued expenses and other current liabilities. The asset impairment reserve is included in property, plant and equipment, net in the consolidated balance sheets. Other primarily includes costs to review and execute manufacturing and distribution footprint optimization initiatives.

NOTE 3 — ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts were as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
Beginning of period	$2.6	$1.8	$1.3
Provision for doubtful accounts	0.3	1.4	0.8
Accounts written off	(0.5)	(0.6)	(0.3)

End of period	$2.4	$2.6	$1.8

NOTE 4 — SALES OF RECEIVABLES

Holdings has factoring agreements arranged by seven customers with eight banks. Under these agreements, Holdings has the ability to sell undivided interests in certain of its receivables to the banks which in turn have the right to sell an undivided interest to a financial institution or other third party. Holdings enters into these relationships at its discretion as part of its overall customer agreements and cash management activities. Pursuant to these agreements, $425.5 million and $384.0 million of receivables were sold during the years ended December 31, 2014 and 2013, respectively.

If receivables had not been factored, $284.2 million and $261.1 million of additional receivables would have been outstanding at December 31, 2014 and 2013, respectively. Holdings retained no rights or interest, and has no obligations with respect to the sold receivables. Holdings does not service the receivables after the sales.

The sales of receivables were accounted for as a sale and were removed from the balance sheet at the time of the sales. The costs of the sales were discounts deducted by the factoring companies and accounted for as a loss on sale. These costs were $6.0 million, $5.7 million and $6.2 million during the years ended December 31, 2014, 2013 and 2012, respectively. These costs are recorded in miscellaneous, net in the consolidated statements of comprehensive income (loss).

NOTE 5 — INVENTORIES

The components of inventories, net of allowances, were as follows (in millions):

	December 31,
	2014	2013
Raw materials	$69.9	$63.9
Work in process	44.1	34.5
Finished products	116.9	104.0

	$230.9	$202.4

Changes in Holdings’ allowance for excess and obsolete inventory were as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
Beginning of period	$9.3	$6.4	$2.0
Charge to expense	7.8	4.0	4.4
Inventory written off	(2.3)	(1.7)	(0.5)
Other	0.2	0.6	0.5

End of period	$15.0	$9.3	$6.4

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in millions):

		December 31,
	Depreciable Life	2014	2013
Land and improvements	5-10 years
	(for improvements)	$5.1	$5.8
Buildings and improvements	5-40 years	52.8	53.0
Equipment	3-15 years	218.5	189.9

Total gross property, plant and equipment		276.4	248.7
Less: accumulated depreciation		(107.6)	(79.9)

Total property, plant and equipment, net		$168.8	$168.8

Included in equipment shown above are cumulative additions related to capital lease obligations of $0.6 million at both December 31, 2014 and 2013. The related accumulated amortization was $0.4 million and $0.3 million at December 31, 2014 and 2013, respectively.

Depreciation expense recognized during the years ended December 31, 2014, 2013 and 2012 was $31.7 million, $28.4 million and $27.9 million, respectively.

Holdings’ asset retirement obligations (“ARO”) are recorded as liabilities with the associated asset retirement costs capitalized as part of the carrying amount of the related buildings. The asset retirement costs are amortized over the useful lives of the buildings or terms of building leases. Changes in the ARO resulting from the passage of time are recognized as an increase in the carrying amount of the liability and as accretion expense. The liabilities for AROs were $1.2 million at both December 31, 2014 and 2013.

NOTE 7 — GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in goodwill were as follows (in millions):

	Year Ended December 31,
	2014	2013
Beginning of period	$309.7	$309.1
Foreign currency translation	(1.6)	0.6

End of period	$308.1	$309.7

Holdings reviews the carrying amounts of goodwill for impairment annually as of December 31 or whenever events or conditions indicate that the net carrying amount may not be recoverable from estimated undiscounted future cash flows. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the asset’s fair value is recognized through a charge to earnings. During the year ended December 31, 2014, Holdings conducted a discounted cash flow fair value assessment of its goodwill. Based upon the results of the annual impairment test as of December 31, 2014, it was determined that the fair value of Holdings exceeded the carrying value of its net assets by approximately 10%, therefore no impairment of goodwill was recorded.

The components of other intangible assets were as follows (in millions):

			December 31, 2014
	Amortizable Life	Weighted Average Remaining Life	Cost	Impairment	Accumulated Amortization	Effect of Foreign Currency	Net
Acquired intangibles assets
Customer relationships	10 - 15 years	10 years	$283.6	$—	$(86.1)	$(1.1)	$196.4
Trademarks	5 years	1 years	0.6	—	(0.5)	—	0.1
Trademarks	Indefinite	Indefinite	149.0	(38.0)	—	—	111.0
Integrated software systems	5 years	1 years	11.0	—	(8.1)	—	2.9

			$444.2	$(38.0)	$(94.7)	$(1.1)	$310.4

			December 31, 2013
	Amortizable Life	Weighted Average Remaining Life	Cost	Impairment	Accumulated Amortization	Foreign Currency	Net
Acquired intangibles assets
Customer relationships	10 - 15 years	10 years	$283.6	$—	$(64.4)	$(0.1)	$219.1
Trademarks	5 years	2 years	0.6	—	(0.4)	—	0.2
Trademarks	Indefinite	Indefinite	151.0	(2.0)	—	—	149.0
Integrated software systems	5 years	2 years	11.0	—	(5.9)	—	5.1

			$446.2	$(2.0)	$(70.7)	$(0.1)	$373.4

Holdings reviews the carrying amounts of intangible assets for impairment annually as of December 31 or whenever events or conditions indicate that their net carrying amounts may not be recoverable from estimated undiscounted future cash flows. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the asset’s fair value is recognized through a charge to earnings. During the year ended December 31, 2014, Holdings recorded a trademark impairment loss of $38.0 million related to the indefinite-lived trademark intangible asset of its fuel delivery systems product line. A decision by a customer to change suppliers and a change by another customer from branded to private label products triggered the need to test the carrying value of this indefinite-lived intangible asset. A discounted cash flow calculation was performed reflecting the revised forecasted net sales information. This identified that the estimated recoverable amount was less than the carrying value. The annual impairment test as of December 31, 2014 did not result in any additional impairment of Holdings indefinite-lived intangible asset. For the year ended December 31, 2013, Holdings conducted a discounted cash flow fair value assessment of its indefinite-lived trademark intangibles assets. The assessment indicated that the value of one of Holdings’ indefinite-lived trademarks had been impaired due to a decline in forecasted net sales. The resulting impairment loss of $2.0 million was recorded as of December 31, 2013. The impairment losses are included in the trademark impairment loss in the consolidated statements of comprehensive income (loss).

The aggregate intangible amortization charged to the consolidated statements of comprehensive income (loss) was $24.4 million, $24.4 million and $24.3 million for the years ended December 31, 2014, 2013 and 2012, respectively.

The estimated amortization expense related to acquired intangible assets and the integrated software system for each of the succeeding five years is as follows (in millions):

	Acquired Intangible Assets	Integrated Software Systems
2015	$22.2	$2.2
2016	22.2	0.7
2017	22.1	—
2018	22.1	—
2019	22.1	—

NOTE 8 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in millions):

	December 31,
	2014	2013
Rebates, credits and discounts due to customers	$14.7	$13.8
Insurance	7.3	7.9
Taxes payable	6.2	9.4
Bonuses	5.5	5.5
Vacation pay	4.0	4.3
Employee benefit plans	3.1	3.7
Salaries and wages	2.5	3.2
Other	7.6	10.9

	$50.9	$58.7

NOTE 9 — PRODUCT RETURNS LIABILITY

The product return liability is comprised of estimated accruals for parts to be returned under warranty and for parts to be returned because of customer excess quantities. Holdings provides warranties for its products’ performance. Warranty periods vary by part. In addition to returns under warranty, Holdings allows its customers to return quantities of parts that the customer determines to be in excess of its current needs. Customer rights to return excess quantities vary by customer and by product category. Generally, these returns are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. While Holdings does not have a contractual obligation to accept excess quantity returns from all customers, common practice for Holdings and the industry is to accept periodic returns of excess quantities from ongoing customers. If a customer elects to cease purchasing from Holdings and change to another vendor, it is industry practice for the new vendor, and not Holdings, to accept any inventory returns resulting from the vendor change and any subsequent inventory returns. During the years ended December 31, 2014, 2013 and 2012, product returns reserves of $1.8 million, $1.6 million and $1.9 million, respectively, related to current customers were reduced due to contractual changes, increasing third party and total net sales in the consolidated statements of comprehensive income (loss). During the years ended December 31, 2014, 2013 and 2012, product returns reserves of $1.2 million, $0.6 million and $3.0 million, respectively, related to former customers were reversed as they were no longer needed, increasing third party and total net sales in the consolidated statements of comprehensive income (loss).

Changes in Holdings’ product returns accrual were as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
Beginning of period	$42.0	$46.0	$55.6
Expenditures	(40.6)	(43.6)	(44.9)
Provisions, net	36.2	39.6	35.3

End of period	$37.6	$42.0	$46.0

NOTE 10 — DEBT

Debt is summarized as follows (in millions):

	December 31,
	2014	2013
Senior Secured Revolving Credit Facility	$20.0	$—
Senior Secured Term Loan Facility	288.0	291.0
Senior Notes	400.0	400.0
Capital lease obligations	0.2	0.3
Economic development loan	0.3	0.4
Unamortized original issue discount	(0.3)	(0.6)

	708.2	691.1
Less:
Current maturities	23.2	3.2

Long-term debt	$685.0	$687.9

Senior Secured Credit Facilities

On January 26, 2011, Holdings, as a guarantor and UCI International, Inc. as borrower, entered into a $375.0 million senior secured credit facilities agreement (the “Senior Secured Credit Facilities”) comprised of a $300.0 million senior secured term loan facility (the “Senior Secured Term Loan Facility”) and a $75.0 million senior secured revolving credit facility (the “Senior Secured Revolving Credit Facility”). At December 31, 2014, outstanding borrowings under the Senior Secured Revolving Credit Facility were $20.0 million and letters of credit issued under the Senior Secured Revolving Credit Facility totaled $6.5 million, which reduced the availability under the Senior Secured Revolving Credit Facility to $48.5 million. On February 27, 2015, Holdings borrowed an additional $10.0 million under the Senior Secured Revolving Credit Facility. At December 31, 2013, letters of credit issued under the Senior Secured Revolving Credit Facility totaled $7.3 million, which reduced the availability under the Senior Secured Revolving Credit Facility to $67.7 million. At December 31, 2013, there were no borrowings outstanding under the Senior Secured Revolving Credit Facility.

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

Negative Covenants:

The Senior Secured Credit Facilities include certain negative covenants restricting or limiting the ability of Holdings, the borrowers and their material subsidiaries to, among other things: declare dividends or redeem stock; repay certain debt; make loans or investments; guarantee or incur additional debt; incur liens; engage in acquisitions or other business combinations; sell assets; and change the business conducted by Holdings

At December 31, 2014 and 2013, Holdings and its subsidiaries were in compliance with all applicable covenants. Under the mandatory prepayment provisions of the credit agreement, Holdings was not required to make a prepayment based on the excess cash flow calculation for the years ended December 31, 2014 and 2013. Holdings anticipates having sufficient cash flows from operations and through its factoring arrangements and availability under the Senior Secured Revolving Credit Facility to be able to meet all obligations for the next twelve months. Holdings’ Senior Secured Revolving Credit Facility matures on January 26, 2016. Prior to its expiration, Holdings expects to replace the facility with a similar type arrangement that has an extended maturity.

Senior Notes

On January 26, 2011, UCI International, Inc. issued $400.0 million aggregate principal amount of 8.625% Senior Notes due 2019 (the “Senior Notes”). The Senior Notes are guaranteed on a senior basis by Holdings and certain of its subsidiaries. The Senior Notes bear interest at a rate of 8.625% per annum, and interest is payable semi-annually on February 15 and August 15. Costs of $13.0 million related to the issuance of the Senior Notes were recorded as deferred financing costs, net in the consolidated balance sheets and are being amortized over the life of the Senior Notes.

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

The indenture governing the Senior Notes contains covenants that restrict the ability of Holdings and its subsidiaries to, among other things, incur additional debt or issue disqualified and preferred stock, make certain payments including payment of dividends or redemption of stock, make certain investments, incur certain liens, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates. As of December 31, 2014 and 2013, Holdings and its subsidiaries were in compliance with all covenants.

Capital Lease Obligations

Holdings has entered into various lease agreements including leases for computer equipment and vehicles that have been accounted for as capital leases. During the year ended December 31, 2013, Holdings entered into equipment leases accounted for as capital leases. At the inception of the leases, the capitalized lease assets and capitalized leased obligations were less than $0.1 million. During the year ended December 31, 2012, the leases on certain vehicles were sold by one lessor to another lessor and new lease agreements were executed. Based upon the terms of these lease agreements, the leases no longer met the criteria for recording as a capital lease. As a result, the capital lease obligations of $0.4 million and the associated capital lease assets of $0.4 million were written off. A charge of less than $0.1 million was recorded in the consolidated statements of comprehensive income (loss) as a result of this transaction.

Economic Development Loan

On September 17, 2012, Wells Manufacturing, L.P. (“Wells”), a wholly-owned indirect subsidiary of Holdings, entered into an economic development loan for $0.5 million with the Fond du Lac County Economic Development Corp. to assist with the expansion of the vehicle electronics facility in Fond du Lac, Wisconsin. This economic development loan has a five-year maturity with annual principal payments of $0.1 million and bears interest at 2.0% per annum. Both principal and interest payments are due annually on October 1, commencing October 1, 2013. The economic development loan contains a provision that in the event the vehicle electronics business meets and maintains certain employee headcount and wage requirements, measured on an annual basis, all or a portion of the principal and interest due will be forgiven. Wells met the requirements set forth above for both the first and second annual principal and interest payments and received debt forgiveness in the amount of $0.1 million each for the payments due October 1, 2014 and 2013. The debt forgiveness is recorded as a gain in miscellaneous, net in the consolidated statements of comprehensive income (loss).

Future Repayments

Below is a schedule of required future repayments of all debt outstanding on December 31, 2014 (in millions):

2015	$23.2
2016	3.2
2017	282.1
2018	—
2019	400.0

$708.5

Interest Expense, Net

The following table provides the detail of net interest expense for the respective periods (in millions). During the years ended December 31, 2014, 2013 and 2012, $0.1 million, $0.7 million and $0.6 million, respectively, of interest was capitalized.

	Year Ended December 31,
	2014	2013	2012
Interest expense
Senior Secured Revolving Credit Facility	$0.3	$—	$—
Senior Secured Term Loan Facility	16.1	16.3	16.5
Senior Notes	34.5	34.5	34.5
Other	1.1	0.5	1.0
Amortization
Debt issue costs
Senior Secured Term Loan Facility	1.2	1.1	1.1
Senior Notes	1.5	1.3	1.2
Senior Secured Revolving Credit Facility	0.4	0.4	0.4
Original issue discounts	0.3	0.3	0.3
Unrealized foreign exchange gains	(4.9)	—	—

Total interest expense	50.5	54.4	55.0
Interest income	(0.1)	(3.0)	(0.2)

Interest expense, net	$50.4	$51.4	$54.8

In December 2013, Holdings established a $100.0 million, U.S. dollar-denominated, intercompany loan with one of its U.S. subsidiaries. The non-cash unrealized foreign exchange gains arose from a strengthening of the U.S. dollar against the New Zealand dollar. The intercompany loan is eliminated upon consolidation, but in accordance with GAAP the impact of currency exchange rate fluctuations is recorded in interest expense, net in the consolidated statements of comprehensive income (loss).

NOTE 11 — INCOME TAXES

The components of (loss) income before income taxes were as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
(Loss) income before income taxes
United States	$(88.9)	$(27.6)	$16.0
Non-U.S.	28.0	12.4	6.2

	$(60.9)	$(15.2)	$22.2

Components of income tax (benefit) expense were as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
Current
United States
Federal	$(2.6)	$1.3	$(12.0)
State	(2.1)	2.0	0.4
Non-U.S.	10.2	5.2	6.1

	5.5	8.5	(5.5)

Deferred
United States
Federal	(24.2)	(8.3)	13.3
State	(4.3)	(2.4)	(0.2)
Non-U.S.	(1.7)	(0.8)	—

	(30.2)	(11.5)	13.1

	$(24.7)	$(3.0)	$7.6

A reconciliation of income taxes computed at the United States Federal statutory tax rate to income tax (benefit) expense follows (in millions):

	Year Ended December 31,
	2014	2013	2012
(Loss) income before income taxes	$(60.9)	$(15.2)	$22.2

Income tax (benefit) expense at U.S. Federal statutory rate	$(21.3)	$(5.3)	$7.7
Federal income tax expense related to unremitted earnings of non-U.S. subsidiaries	3.6	4.4	1.7
U.S. Federal and foreign withholding tax on dividend from non-U.S. subsidiary	0.9	0.4	0.5
Non-U.S. income not taxable, non-U.S. income tax losses not benefited and rate differential	(1.2)	(0.6)	0.9
Federal income taxes related to “check the box” election	(0.7)	(0.2)	(0.3)
State income taxes, net of Federal income tax benefit	(3.2)	0.3	(2.5)
Other	(2.8)	(2.0)	(0.4)

Income tax (benefit) expense	$(24.7)	$(3.0)	$7.6

Deferred taxes were attributable to the following (in millions):

	December 31,
	2014	2013
Deferred tax assets
Interest disallowance	$23.1	$16.3
Pension and post-retirement benefits	19.6	19.9
Pension liability adjustment included in other comprehensive loss	18.8	3.3
Product returns and warranty accruals	14.1	15.5
Net operating loss carryforwards	11.0	7.7
Inventory valuation	6.0	3.7
Other accrued liabilities	3.2	4.7
Tax credit carryforwards	1.7	1.2
Vacation accrual	1.2	1.4
Insurance accrual	1.2	1.5
Allowance for doubtful accounts	0.9	1.0
Other	0.7	0.9

	$101.5	$77.1
Less: valuation allowance for net operating loss carryforwards and non-U.S. tax credit carryforwards	(6.9)	(5.9)

Total deferred tax assets	94.6	71.2

Deferred tax liabilities
Acquired intangible assets	(104.8)	(125.5)
Depreciation and amortization	(15.7)	(21.1)
Goodwill amortization for tax, but not book	(13.7)	(10.3)
Prepaid expenses	(1.0)	(1.0)
Other	(6.8)	(6.0)

Total deferred tax liabilities	(142.0)	(163.9)

Net deferred tax liabilities	$(47.4)	$(92.7)

The net deferred tax liabilities were included in the consolidated balance sheets as follows (in millions):

	December 31,
	2014	2013
Deferred tax assets	$30.9	$30.3
Deferred tax liabilities	(78.3)	(123.0)

Net deferred tax liabilities	$(47.4)	$(92.7)

At December 31, 2014, Holdings had $19.0 million of non-U.S. net operating loss (“NOL”) carryforwards with no expiration date, $4.1 million of non-U.S. NOL carryforwards which expire between 2019 and 2022 and $0.3 million of foreign tax credit carryforwards which expire in 2023 and 2024. In assessing the realizability of the deferred tax assets related to these carryforwards, Holdings determined that it is more likely than not that $5.1 million of the deferred tax assets related to these loss carryforwards and tax credits will not be realized. Therefore, a valuation allowance has been recorded for these deferred tax assets.

At December 31, 2014, Holdings had various state NOL carry forwards totaling $59.0 million which expire at various times. In assessing the realizability of the deferred tax assets related to the state loss carryforwards, Holdings determined that it is more likely than not that the deferred tax assets related to $18.8 million of state loss carryforwards will not be realized. Therefore, a valuation allowance of $1.4 million has been recorded for these deferred tax assets.

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

Changes in Holdings’ valuation allowance for deferred tax assets were as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
Beginning of period	$5.9	$6.7	$5.0
Provisions	1.0	0.3	1.7
Deductions	—	(1.1)	—

End of period	$6.9	$5.9	$6.7

During the years ended December 31, 2014, 2013 and 2012, UCI’s Spanish subsidiary paid dividends of $7.6 million, $3.4 million and $5.2 million, respectively, to UCI. Due to the dividend distributions, Holdings provided income tax expense totaling $0.9 million, $0.4 million and $0.5 million in 2014, 2013 and 2012, respectively, related to the U.S. tax consequences of the dividend distribution and the non-U.S. withholding taxes. Based upon a 2011 analysis that concluded that additional distributions are likely in the foreseeable future, during the years ended December 31, 2014, 2013 and 2012, Holdings provided deferred income taxes totaling $3.6 million, $4.4 million and $1.7 million, respectively, on the remaining unremitted earnings of the Spanish subsidiary. Holdings does not provide for U.S. income taxes on undistributed earnings of its other non U.S. subsidiaries that are intended to be permanently reinvested. At December 31, 2014 and 2013, these undistributed earnings totaled $43.9 million and $25.2 million, respectively. Determination of the net amount of unrecognized U.S. income taxes with respect to these earnings is not practicable.

Uncertain Tax Benefits

A reconciliation of the beginning and ending amount of uncertain tax benefits follows (in millions):

	Year Ended December 31,
	2014	2013	2012
Beginning of period	$7.5	$7.8	$9.9
Additions for tax positions of prior years	—	0.3	0.1
Reductions for tax positions of prior years	(1.8)	(0.2)	(1.9)
Reduction for lapse of applicable statutes of limitations	(1.9)	(0.4)	(0.3)

End of period	$3.8	$7.5	$7.8

At December 31, 2014, $3.8 million of the uncertain tax benefits, if recognized, would change Holdings’ effective tax rate. During the years ended December 31, 2014 and 2013, Holdings recorded $0.8 million as a credit to income tax expense and $0.2 million as income tax expense, respectively, related to uncertain tax benefits. No penalties related to the uncertain tax benefits have been recorded. At December 31, 2014, the total interest (net of federal benefit) and penalties accrued related to uncertain tax benefits were $0.7 million and $0.6 million, respectively. At December 31, 2013, the total interest (net of federal benefit) and penalties accrued related to uncertain tax benefits were $1.4 million and $0.5 million, respectively.

While most of Holdings’ business is conducted within the United States, Holdings also conducts business in several other countries. As a result, Holdings and/or one or more of its subsidiaries files income tax returns in the U.S. federal tax jurisdiction and in many state and non U.S. tax jurisdictions. In the normal course of business, Holdings is subject to examination by tax authorities in these tax jurisdictions. With few exceptions, Holdings is not subject to examination by federal, state or non-U.S. tax authorities for tax years which ended on or before 2008. The Internal Revenue Service has finished with the audit of the periods ended December 31, 2009, December 31, 2010, January 26, 2011, and December 31, 2011, of which there are no material adjustments proposed. Other than these examinations and other routine inquiries, Holdings and its subsidiaries are not currently under examination by tax authorities.

Holdings expects the total unrecognized tax benefits to increase by $0.1 million in 2015 due to a foreign tax benefit, partially offset by the expiration of applicable statutes of limitations. This amount will impact the effective tax rate.

New Regulations

During the third quarter of 2013, new U.S. tax regulations were issued concerning amounts paid to acquire, produce or improve tangible property and recovery of its basis upon disposition. Holdings has performed an initial evaluation of the impact of the proposed U.S. tax regulations and, based on this initial evaluation, Holdings adjusted its deferred taxes by $0.4 million in 2014.

NOTE 12 — EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans

Holdings maintains defined benefit retirement plans covering certain U.S. and non-U.S. employees. Retiree benefits under the defined benefit retirement plans are generally based on years of service and employee compensation. The measurement date used to determine pension obligations is December 31. The following table sets forth the plans’ status (in millions.)

	December 31,
	2014	2013
Accumulated benefit obligation	$323.7	$283.6

Change in projected benefit obligations:
Projected benefit obligations at beginning of year	$284.0	$326.6
Service cost	0.7	0.9
Interest cost	13.0	11.8
Actuarial loss (gain)	38.9	(42.6)
Plan curtailment and settlements	—	(0.4)
Benefits paid	(12.3)	(12.3)
Currency translation adjustment	(0.1)	—

Projected benefit obligations at end of year	324.2	284.0

Change in plan assets:
Fair value of plan assets at beginning of year	235.0	219.9
Actual return on plan assets	15.6	23.9
Employer contributions	3.8	3.5
Benefits paid	(12.3)	(12.3)
Currency translation adjustment	(0.2)	—

Plan assets at end of year	241.9	235.0

Funded status, net	$(82.3)	$(49.0)

Amounts recognized in the consolidated balance sheets consist of:
“Other long-term assets”	$0.5	$0.6
“Accrued expenses and other current liabilities”	(0.1)	—
“Pension and other post-retirement liabilities”	(82.7)	(49.6)

	$(82.3)	$(49.0)

The $38.9 million net actuarial loss for the year ended December 31, 2014 was primarily due to a $19.9 million actuarial loss related to the decrease in the weighted average discount rate from 4.7% at December 31, 2013 to 4.2% at December 31, 2014 and a $18.8 million actuarial loss related to the change in mortality table. The $42.6 million net actuarial gain for the year ended December 31, 2013 was primarily due to the increase in the weighted average discount rate from 3.7% at December 31, 2012 to 4.7% at December 31, 2013.

Amounts recognized in accumulated other comprehensive loss consisted of (in millions):

	December 31, 2013	2014 Additions	December 31, 2014
Net actuarial loss	$(6.8)	$(38.3)	$(45.1)
Deferred income tax benefit	2.6	14.6	17.2

Accumulated other comprehensive loss	$(4.2)	$(23.7)	$(27.9)

	December 31, 2012	2013 Additions	December 31, 2013
Net actuarial loss	$(61.9)	$55.1	$(6.8)
Deferred income tax benefit	23.6	(21.0)	2.6

Accumulated other comprehensive loss	$(38.3)	$34.1	$(4.2)

The amount that will be amortized from accumulated other comprehensive loss to profit or loss during 2015 is a loss of $2.2 million.

For certain of the pension plans, accumulated benefit obligations (“ABO”) exceed plan assets. For these plans, the combined projected benefit obligation, ABO and fair value of plan assets were $324.0 million, $323.8 million and $241.2 million, respectively, as of December 31, 2014 and $283.7 million, $283.5 million and $234.1 million, respectively, as of December 31, 2013.

During the years ended December 31, 2014, 2013 and 2012, Holdings amortized pension costs of less than $0.1 million net of tax, $3.8 million ($2.3 million net of tax) and $0.5 million ($0.3 million net of tax), respectively, from accumulated other comprehensive income (loss) to the profit and loss component of the consolidated statement of comprehensive income (loss).

Components of Net Periodic Pension Expense

The components of net periodic pension expense were as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
Service cost	$0.7	$0.9	$0.7
Interest cost	13.0	11.8	12.8
Expected return on plan assets	(15.0)	(15.2)	(15.6)
Amortization of unrecognized loss	—	3.8	0.5
Curtailment and settlement (gains) losses recognized	—	(0.4)	1.3

	$(1.3)	$0.9	$(0.3)

During the year ended December 31, 2013, a curtailment gain of $0.4 million was recognized related to the scheduled closure of one of Holdings’ Mexican facilities. The gain had been deferred until the affected employees were terminated. During 2013, the manufacturing operations were closed and the affected employees terminated, at which time the curtailment gain was recognized.

During the year ended December 31, 2012, a charge of $1.3 million was recorded for curtailment and settlement losses related to the scheduled closing of the manufacturing and distribution operations of one of Holdings’ Mexican subsidiaries. The losses recorded relate to Mexican government mandated severance plans of the Mexican subsidiary. These costs are included in restructuring costs, net in the consolidated statements of comprehensive income (loss).

Assumptions

The following assumptions were used in determining the benefit obligations and net periodic pension expense:

	2014	2013	2012
Weighted Average:
Discount rate to determine benefit obligations	4.2%	4.7%	3.7%
Discount rate to determine net costs	4.7%	3.7%	4.6%
Rate of future compensation increases to determine benefit obligation	4.5%	4.5%	4.5%
Rate of future compensation increases to determine net cost	4.5%	4.5%	3.2%
Rate of return on plan assets to determine net cost	7.4%	7.6%	7.8%

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

Holdings believes that investment managers with active mandates can reduce portfolio risk below market risk and potentially add value through security selection strategies. Consistent with this belief, Holdings retains the services of professional money managers to provide advice and recommendations to help Holdings discharge its fiduciary responsibilities in furtherance of the plans’ goals. With the services of professional money managers and the asset allocation targets discussed below, Holdings believes that the assumed expected long-term return on plan assets of 7.4% used to determine net pension cost will be achieved.

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

	Strategic Target	Permitted Range
U.S. equities	50%	45% to 55%
Non-U.S. equities	20%	15% to 25%
Fixed income	20%	15% to 40%
Real assets	10%	0% to 15%

	100%

The fair value of the plan assets are presented below (in millions).

	December 31, 2014
	Level 1	Level 2	Level 3	Total Fair Value
Cash and cash equivalents	$—	$215.0	$—	$215.0
Real assets	—	—	26.9	26.9

	$—	$215.0	$26.9	$241.9

	December 31, 2013
	Level 1	Level 2	Level 3	Total Fair Value
U.S. equities
Large Cap Indexed	$—	$79.7	$—	$79.7
Small and Mid-Cap Growth	—	7.6	—	7.6
Small and Mid-Cap Value	—	4.0	—	4.0

Total U.S. equities	—	91.3	—	91.3

Non-U.S. equities	—	47.2	—	47.2
Fixed income
Short & Mid Duration	—	5.1	—	5.1
Long Duration	—	0.2	—	0.2
Long Duration Indexed	—	67.7	—	67.7

Total fixed income	—	73.0	—	73.0

Real assets	—	—	23.5	23.5

	$—	$211.5	$23.5	$235.0

The changes in Level 3 investments are presented below (in millions):

January 1, 2014	$23.5
Purchases	0.4
Net unrealized gains	3.0

December 31, 2014	$26.9

On December 31, 2014, in anticipation of a change in the plan trustee effective January 1, 2015, all plan assets, except for the real assets, were converted to cash and cash equivalents. Subsequent to the plan trustee change, on January 2, 2015 all plan assets were reinvested based upon the DAA strategy presented above.

Under the DAA strategy the plan assets are primarily invested in pooled separate accounts, collectively the “Investment Funds.” The Investment Funds are managed by professional money managers. The following provides a summary of the investment styles of the respective Investment Funds.

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

Non U.S. Equities Funds – This investment style uses multiple sub-advisors including core, value, growth and emerging markets strategies to provide a diversified exposure to non-U.S. equity markets.

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

Other Investments

Real assets – This fund invests the majority of assets in commercial real estate holdings. It focuses on properties that return both lease income and appreciation of the buildings’ marketable values. There are no unfunded commitments and redemptions may occur daily, but may be limited or delayed by a lack of liquidity in the fund. The fair value of the underlying assets is estimated using the NAV provided by the administrator of the fund. These fund assets are considered Level 3 measurements.

Cash and cash equivalents – This category consists of money market funds that are comprised of short-term securities. The fair value of the money market funds are based on the NAV as determined by the fund managers, which are based on the value of the underlying net assets of the funds. The NAV is based on observable market data and, therefore, the fair value measurements are considered Level 2 measurements.

Cash Flows

Holdings’ funding policy is to fund amounts for pension plans sufficient to maintain minimum funding levels as required by the Employee Retirement Income Security Act of 1974. Holdings expects to contribute $2.6 million to its plans during 2015.

Expected benefit payments are based on the same assumptions used to measure Holdings’ benefit obligations at December 31, 2014 and include estimated future employee service. The future expected pension benefit payments are as follows (in millions):

Expected Pension Benefit Payments
2015	$13.1
2016	13.6
2017	14.2
2018	14.8
2019	15.4
5 years thereafter	88.0

Profit Sharing and Defined Contribution Plans

Certain subsidiaries sponsor defined contribution plans under section 401(k) of the Internal Revenue Code. Eligible participants may elect to defer from 5% to 50% of eligible compensation, subject to certain limitations imposed by the Internal Revenue Code. For some plans, such subsidiaries are required to match employees’ contributions based on formulas which vary by plan. For the remaining plans, matching contributions are discretionary. For the years ended December 31, 2014, 2013 and 2012, matching contributions were $4.2 million, $2.4 million and $0.2 million, respectively. Holdings’ subsidiaries in China participate in government-sponsored defined contribution plans. Holdings’ subsidiary in the United Kingdom sponsors a defined contribution plan.

For the United States plans, profit sharing and defined contribution expense recognized during the years ended December 31, 2014, 2013 and 2012 totaled $2.0 million , $2.8 million and $2.7 million, respectively. For the Chinese plan, defined contribution pension expense recognized during the years ended December 31, 2013 and 2012 was $0.1 million and $0.1 million, respectively. There was no expense recognized during the year ended December 31, 2014.

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

The measurement date used to determine post-retirement obligations is December 31. The following table presents information for the post-retirement plans (in millions):

	December 31,
	2014	2013
Change in benefit obligations
Benefit obligations at beginning of year	$13.4	$14.9
Service cost	0.4	0.5
Interest cost	0.6	0.6
Actuarial loss (gain)	2.5	(2.1)
Benefit paid	(0.9)	(0.5)

Benefit obligations at end of year	$16.0	$13.4

The obligation was included in the consolidated balance sheets as follows (in millions):

	December 31,
	2014	2013
Obligation included in “Accrued expenses and other current liabilities”	$1.0	$0.7
Obligation included in “Pension and other post-retirement liabilities”	15.0	12.7

	$16.0	$13.4

A portion of the $16.0 million and $13.4 million of accrued obligation shown above has not been recorded in the results of operations, but instead has been recorded in accumulated other comprehensive loss. The amounts in accumulated other comprehensive loss were $4.1 million ($2.5 million after tax) and $1.7 million ($1.1 million after tax) at December 31, 2014 and 2013, respectively.

During the years ended December 31, 2014, 2013 and 2012, Holdings amortized post-retirement benefit costs of $0.1 million ($0.1 million net of tax), $0.3 million ($0.2 million net of tax), and $0.1 million (less than $0.1 million net of tax), respectively, from accumulated other comprehensive loss to the profit and loss component of the consolidated statements of comprehensive income (loss).

Components of Net Periodic Post-retirement Benefit Costs

The components of net periodic post-retirement benefit cost were as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
Service cost	$0.4	$0.5	$0.4
Interest cost	0.6	0.6	0.5
Amortization of prior service costs	0.1	0.1	—
Amortization of unrecognized loss	—	0.2	0.1

	$1.1	$1.4	$1.0

Assumptions

The following assumptions were used in determining the benefit obligations and net periodic post-retirement plan expense:

	2014	2013	2012
Weighted average discount rate to determine benefit obligations	4.2%	4.7%	3.8%
Weighted average discount rate to determine net costs	4.7%	3.8%	4.6%

The annual health care cost trend rate used to determine the benefit obligations at December 31, 2014 is assumed to decline from 7.7% in 2015 to 4.5% in 2030. Increasing the assumed healthcare cost trend rates by one percentage point would result in additional annual costs of approximately $0.1 million. Decreasing the assumed health care cost trend rates by one percentage point would result in a decrease of approximately $0.1 million in annual costs. The effect on post-retirement benefit obligations at December 31, 2014 of a one percentage point increase would be $0.6 million. The effect of a one percentage point decrease would be $0.5 million.

Holdings funds medical and life insurance benefit costs principally on a pay-as-you-go basis. The pay-as-you-go expenditures for post-retirement benefits have not been material. The expected future post-retirement benefit payments are as follows (in millions):

Expected Post-retirement Benefit Payments
2015	$1.0
2016	0.9
2017	0.9
2018	0.9
2019	0.8
5 years thereafter	5.2

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Leases

The following is a schedule of the future minimum payments under operating leases that have non-cancelable lease terms (in millions):

Minimum Payments
2015	$5.3
2016	4.3
2017	3.0
2018	1.3
2019	0.6
Thereafter	2.6

$17.1

These lease payments include the payment of certain taxes and other expenses. Rent expense recognized during the years ended December 31, 2014, 2013 and 2012 was $7.1 million, $6.9 million and $6.6 million, respectively.

Insurance Reserves

Holdings purchases insurance policies for workers’ compensation, automobile and product and general liability. These policies include high deductibles for which Holdings is responsible. These deductibles are estimated and recorded as expenses in the period incurred. Estimates of these expenses are updated each quarter and are adjusted accordingly. These estimates are subject to substantial uncertainty because of several factors that are difficult to predict, including actual claims experience, regulatory changes, litigation trends and changes in inflation. Estimated unpaid losses for which Holdings is responsible are included in accrued expenses and other current liabilities in the consolidated balance sheets. Holdings’ self-insured insurance reserves, including group medical insurance reserves, were $7.3 million and $7.9 million as of December 31, 2014 and December 31, 2013, respectively.

Environmental

Holdings is subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. UCI International or its predecessors have been identified as a potentially responsible party, or is otherwise currently responsible, for contamination at five sites, including a former facility in Edison, New Jersey (the “New Jersey Site”), and at a previously owned site in Solano County, California (the “California Site”). Both sites involve the investigation of chlorinated solvent contamination. On or about October 8, 2014, the New Jersey Department of Environmental Protection issued a Response Action Outcome to Holdings, resulting in the closure of the remediation site with no further action required by Holdings. Based on currently available information, management believes that the cost of the ultimate outcome of the environmental matters related to the California Site will not exceed the $0.9 million accrued at December 31, 2014 by a material amount, if at all. However, because all investigation and analysis has not yet been completed and due to inherent uncertainty in such environmental matters, it is possible that the ultimate outcome of this matter could have a material adverse effect on the results of operations for a single quarter.

In addition to the matters discussed above, UCI International or its predecessors have been named as a potentially responsible party at a third-party waste disposal site in Calvert City, Kentucky, a former manufacturing site and at an EPA Superfund site in Mayville, Wisconsin. On April 15, 2014, Holdings reached a settlement agreement for the Mayville, Wisconsin site for less than $0.1 million which was paid on April 16, 2014. As of December 31, 2014, UCI International had reserves of $0.1 million for settlement and remediation costs of the Calvert City, Kentucky and the former manufacturing site, the majority of which is anticipated to be spent in the next year.

As of December 31, 2014, environmental liability accruals of $0.4 million and $0.6 million are recorded in accrued expenses and other current liabilities and other long-term liabilities, respectively, in the consolidated balance sheet. As of December 31, 2013, environmental liability accruals of $1.0 million and $0.5 million are recorded in accrued expenses and other current liabilities and other long-term liabilities, respectively, in the consolidated balance sheet.

Antitrust Litigation

Starting in 2008, UCI and Champion Laboratories, Inc. (“Champion”) were named as defendants in class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999 to March 8, 2012. Others actions were putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, from 1999 to March 8, 2012, (collectively, the “U.S. Actions”). Also in 2008, Champion, but not UCI, was named as a defendant in two separate complaints in Ontario and Quebec (the “Ontario Action” and the “Quebec Action”, respectively, and, collectively, the “Canadian Actions”). The complaints included allegations similar to those in the U.S. Actions, and were brought as putative class actions on behalf of all persons in Canada that purchased aftermarket filters directly or indirectly from the defendants.

U.S. Actions

On February 9, 2012, the parties announced that Champion and two other defendants had reached an agreement in principle with all plaintiffs to settle the U.S. Actions. During 2012, the settlement agreement was executed, approved by the court, paid and finalized. During the year ended December 31, 2012, Holdings incurred post-trial costs of $1.2 million. The settlement was accrued for as of December 31, 2011. These amounts are included in antitrust litigation costs in consolidated statements of comprehensive income (loss).

Canadian Actions

On September 12, 2013, all defendants executed a settlement agreement with all plaintiffs in the Canadian Actions. The Ontario Court granted preliminary approval of the settlement with respect to the Ontario Action on October 3, 2013, which was recorded and paid by Champion to a trust account for the benefit of the settlement class members in the Canadian Actions during the year ended December 31, 2013. The settlement of the Ontario Action was approved by the court in January 2014. The settlement of the Quebec Action was approved by the court in April 2014.

During the year ended December 31, 2014, Holdings incurred post-trial costs of less than $0.1 million related to the Canadian Actions. During the year ended December 31, 2013, Holdings recorded $0.1 million associated with the Canadian Actions settlement and incurred post-trial costs of $0.1 million related to the Canadian Actions. These amounts are included in antitrust litigation in consolidated statements of comprehensive income (loss).

Value-added Tax Receivable

A wholly-owned Mexican subsidiary of Holdings had outstanding receivables denominated in Mexican pesos in the amount of $2.2 million from the Mexican Department of Finance and Public Credit related to refunds of Mexican value-added tax. In June 2013, the refund payment was received totaling $4.4 million (57.7 million Mexican pesos) including claims, interest and inflation of $2.0 million (25.5 million Mexican pesos), $1.8 million (23.3 million Mexican pesos) and $0.6 million (8.9 million Mexican pesos), respectively. The $1.8 million in interest and $0.6 million in inflation are included in interest expense, net in the consolidated statements of comprehensive income (loss).

In addition, Holdings’ Mexican subsidiary received a letter dated April 9, 2013 giving notification that the tax court had agreed to refund claims totaling $0.3 million (3.7 million Mexican pesos). On April 25, 2013, a refund payment was received totaling $0.7 million (8.2 million Mexican pesos) including interest and inflation of $0.3 million (3.3 million Mexican pesos) and $0.1 million (1.2 million Mexican pesos), respectively. The $0.3 million in interest and $0.1 million in inflation are included in interest expense, net in the consolidated statements of comprehensive income (loss).

A wholly-owned Chinese subsidiary of Holdings had outstanding duty and value-added tax claims denominated in Chinese yuan in the amount of $2.0 million (RMB 12.5 million) with the Chinese tax authority. The claims relate to the refund of duties and value-added tax for equipment purchases made in 2005 – 2007 for use in the production of product for export. Due to concerns about the collectability of the refunds, no receivable had been previously recorded. During the year ended December 31, 2013, Holdings recorded the collection of $1.9 million of the claims and recorded a receivable of $0.1 million for amounts still to be refunded. The $2.0 million of total claims has been recorded as income in miscellaneous, net in the consolidated statements of comprehensive income (loss). The receivable of $0.1 million is recorded in other current assets in the consolidated balance sheet.

Patent Litigation

Champion was named as a defendant in a complaint filed by Hengst of North America, Inc. (“Hengst”), on August 23, 2013 in the United States District Court for the District of South Carolina, Columbia Division, pursuant to which Hengst claimed that certain of Champion’s products infringed on a Hengst patent. On February 14, 2014, Champion and Hengst reached a settlement of this litigation. The settlement includes the payment of $2.2 million by Champion to Hengst, a license from Hengst to Champion of certain intellectual property in exchange for royalty payments, $0.8 million in rebates granted to Champion for future purchases by Champion of Hengst products and the dismissal with prejudice of this case. The $2.2 million settlement reserve was recorded as of December 31, 2013. During the year ended December 31, 2014, Champion made scheduled payments of $1.4 million and the remainder of payments will be made in installments of $0.2 million on or before July 1 of each year 2015 through 2018. As of December 31, 2014, Champion had accrued liabilities of $0.8 million for the settlement. During the year ended December 31, 2014, Champion incurred post-settlement patent litigation costs of $0.2 million. These costs are included in patent litigation costs in the consolidated statements of comprehensive income (loss).

Product Recall

In January 2014, Holdings was notified by one of its customers that the customer was recalling certain defective parts manufactured by one of Holdings’ U.S. subsidiaries. On October 30, 2014, Holdings reached agreement with the customer for settlement and full release of claims associated with this recall. As of December 31, 2014, Holdings had a reserve of $0.6 million for the settlement of the recall in the consolidated balance sheet, which was originally recorded as of December 31, 2013.

During the year ended December 31, 2012, Holdings recalled certain defective products manufactured by its Chinese operations and distributed by its Spanish subsidiary. As of December 31, 2014, Holdings had paid $0.9 million (€0.8 million) of costs related to this matter and a remaining accrual of $0.1 million (€0.1 million) is recorded in the consolidated balance sheet. As of December 31, 2014, Holdings has filed claims totaling $0.9 million (€0.8 million) with its insurance carrier and received reimbursement for claims and product recall costs totaling $0.9 million (€0.7 million), including $0.2 million (€0.2 million) received during the year ended December 31, 2014, under its insurance coverage, which was recorded as a reduction in warranty expenses. No additional provisions for this matter were recorded in the year ended December 31, 2014.

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

NOTE 14 — RELATED PARTY TRANSACTIONS

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

During the years ended December 31, 2014 and 2013, Holdings undertook a number of transactions with the following related party entities that are under the common ultimate control of Mr. Graeme Hart:

•	Autoparts Holdings

•	Rank Group Limited (“Rank Group”)

•	Rank Group North America, Inc. (“Rank NA”)

•	Reynolds Group Holdings Limited

The nature and amounts of the transactions entered into with these related parties are described further below.

	Transaction values			Balance outstanding as of
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
In millions	2014	2013	2012	2014	2013
Related Party Receivables
Autoparts Holdings
Recharges of services (a)	$(5.6)	$0.9	$19.9	$(3.9)	$(2.3)
Joint services agreement (b)	9.0	5.6	2.6	1.3	0.4
Sale of goods (c)	51.3	67.9	56.4	23.6	20.0
Asset (purchases) sales (c)	0.5	(0.1)	0.5	0.4	(0.1)
Purchase of goods (c)	(6.7)	(1.8)	(1.6)	(3.9)	(0.7)
State income taxes (c)	(0.3)	(0.1)	—	(0.3)	(0.1)
Rank NA
Sale of land and building (d)	2.5	—	—	—	—

				17.2	17.2

Related Party Payables
Autoparts Holdings
Purchase of goods (c)	0.8	1.2	2.4	0.7	0.4
Rank Group
Recharges for professional services (e)	1.7	—	0.1	1.7	—
Reynolds Group Holdings Limited
Recharges of services (f)	—	0.6	0.3	—	0.2

				2.4	0.6
Long-Term Related Party Payables
Autoparts Holdings
Deferred income taxes (g)	(0.3)	0.4	—	0.1	0.4

(a)	During the years ended December 31, 2014 and 2013, Holdings incurred total credits of $5.6 million and incurred costs of $7.6 million, respectively, related to the implementation of the cost sharing and manufacturing arrangements with FRAM Group and business optimization costs (mainly professional fees for various cost saving projects) and to accelerate the manufacture of parts for new model cars previously sourced from external vendors. The recharge of services is based on the level of services provided or specific costs incurred. The recharges of services in the table are for FRAM Group’s share of these credits and costs. The amounts are repaid in the normal course of business.

(b)	On July 29, 2011, UCI International, Inc. entered into a Joint Services Agreement (“JSA”) with Autoparts Holdings. Under the agreement, UCI International, Inc. and Autoparts Holdings each agreed to purchase certain administrative services from the other party. The agreement had an initial term of one year that is automatically renewed for additional one-year periods unless either party gives written notice to the other party of non-renewal no later than ninety dates prior to the end of the renewal term. The JSA may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The JSA may also be terminated for breach or termination of affiliation. The JSA contains representations, warranties and indemnity obligations customary for agreements of this type. At each anniversary to date, the JSA has automatically renewed for additional one-year periods. The costs billed out under the JSA are based upon the level of services provided. These amounts are repaid in the normal course of business.
(c)	As a result of Holdings’ cost sharing and manufacturing arrangements with FRAM Group, certain FRAM Group production was relocated to UCI International filtration manufacturing locations and certain UCI International production was relocated to FRAM Group filtration manufacturing locations. UCI International and FRAM Group continue to maintain their own customer relationships and continue to supply their existing customers. Where FRAM Group production has been relocated to UCI International filtration manufacturing locations, UCI International manufactures and supplies products to FRAM Group in order to meet its customers’ orders. Where UCI International production has been relocated to FRAM Group filtration manufacturing locations, FRAM Group manufactures and supplies products to UCI International in order to meet its customers’ orders. Product purchase orders are entered into by UCI International and FRAM Group on an arm’s-length basis to document the terms of the sale of products between the two related businesses. The related party sale of goods in the table above are included in related party net sales in the consolidated statement of comprehensive income (loss) and include a transfer-price markup of approximately 8%.

In addition, Champion has purchased certain materials and component parts from FRAM Group in order to manufacture products for FRAM Group.

As of December 31, 2014, Holdings had a net receivable from FRAM Group related to ongoing operations with FRAM Group for activity during the year ended December 31, 2014. These amounts are repaid in the normal course of business.

Beginning with tax year 2012, UCI International began filing combined state tax returns which included certain FRAM Group entities. In some states, UCI International paid state taxes on behalf of FRAM Group and in others utilized FRAM Group state NOLs as part of the filings. The net payable will be repaid in the normal course of business.

(d)	Champion sold land and building with a net book value of $1.1 million to Rank NA for proceeds of $2.5 million. The excess proceeds over net book value of the assets sold to an entity under common control were recorded net of tax directly in equity.
(e)	Rank Group incurred on behalf of Holdings third party professional fees and expenses, which were then charged to Holdings. These amounts will be repaid in the normal course of business.
(f)	A subsidiary of Reynolds Group Holdings Limited billed UCI International, Inc. for rent and facility services costs. These amounts are repaid in the normal course of business.
(g)	Beginning with tax year 2012, UCI International began filing combined state tax returns which included certain FRAM Group entities. As of December 31, 2014 and 2013, Holdings had a net payable due to FRAM Group related to unutilized FRAM Group state NOLs allocated to UCI International as part of the combined state tax returns filed by UCI International for the 2013 and 2012 tax years. These NOLs will be utilized on future combined state tax returns.

NOTE 15 — GEOGRAPHIC INFORMATION

Net sales by region were as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
United States	$815.8	$820.7	$840.3
Canada	45.0	33.8	32.7
Mexico	44.1	37.5	22.2
France	14.2	13.5	11.7
Germany	14.2	10.1	8.9
China	13.1	12.7	8.5
United Kingdom	10.7	14.3	12.2
Spain	7.1	7.9	4.6
Other	45.6	45.4	43.4

	$1,009.8	$995.9	$984.5

Net long-lived assets by region were as follows (in millions):

	December 31,
	2014	2013
United States	$722.9	$791.4
China	50.5	49.5
Spain	17.2	20.5
Mexico	8.7	8.2
Other	0.9	1.0

	$800.2	$870.6

NOTE 16 — FAIR VALUE ACCOUNTING

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

Assets measured at fair value on a non-recurring basis

During the year ended December 31, 2014, as part of the filtration manufacturing footprint optimization restructuring discussed in Note 2, certain assets were adjusted to their fair values. During the years ended December 31, 2014 and 2013, Holdings recorded impairment losses related to the indefinite-lived intangible of its fuel delivery systems product line. See Note 7 for a more detailed discussion. During the year ended December 31, 2013, as part of the manufacturing and distribution footprint optimization restructuring discussed in Note 2, certain assets were adjusted to their fair values.

Commodity price risk management

Exposure to market risk for commodity prices can result in changes in the cost of production. When possible, this risk is mitigated through the use of long-term, fixed-price contracts with suppliers. On January 13, 2014, Holdings entered into a commodity-based derivative financial instrument to acquire 205,800 gallons of diesel fuel ratably during the period February 1, 2014 through January 31, 2015. In addition, on March 19, 2014, April 2, 2014 and July 17, 2014, Holdings entered into commodity-based derivative financial instruments to acquire a total of 205,860 gallons of diesel fuel ratably during the period January 1, 2015 through December 31, 2015. Holdings entered into the contracts to commercially hedge the cost of diesel fuel and did not enter into the contracts for speculative purposes. Holdings elected not to document and account for the contracts as effective hedges for accounting purposes, but rather as financial instruments. The cost of entering into the contracts was nil. Changes in the market values of the fuel hedge contracts are recognized as a component of cost of sales in the consolidated statements of comprehensive income (loss). During the year ended December 31, 2014, the unrealized losses on these contracts were $0.2 million.

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

Long-term debt – The fair value of the Senior Notes at December 31, 2014 and 2013 was $377.1 million and $406.0 million, respectively. The estimated fair value of these notes was based on bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades of these notes, these inputs are considered to be Level 2 inputs.

The fair value of the Senior Secured Term Loan Facility at December 31, 2014 and 2013 was $285.8 million and $291.0 million, respectively. The estimated fair value of borrowings under the Senior Secured Term Loan Facility was based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades, this input is considered to be a Level 2 input.

The fair value of the economic development loan was $0.3 million and $0.4 million at December 31, 2014 and December 31, 2013, respectively. Since there is no ready market for this type of loan, discounted cash flows were used taking into consideration bond ratings and LIBOR futures. These inputs are considered to be Level 2 inputs.

The estimated fair values of the fuel contracts at December 31, 2014 were $0.2 million and the changes in the fair values were recorded as components of cost of sales in the consolidated statement of comprehensive income (loss). The estimated fair values of the fuel contracts were based on information provided by an independent third party who participates in the trading market for financial instruments similar to the fuel contracts. Due to the infrequency of trades of similar financial instruments, this input is considered to be Level 2 input.

NOTE 17 — ACCUMULATED OTHER COMPREHENSIVE LOSS

The tables below present the changes in accumulated other comprehensive loss by component and the reclassification out of accumulated other comprehensive loss:

Changes in Accumulated Other Comprehensive Loss by Component (in millions) (a)

	Foreign Currency Adjustment	Pension and OPEB Liability	Total Accumulated Other Comprehensive Loss
Balance at January 1, 2012	$(4.7)	$(29.8)	$(34.5)

Other comprehensive loss before reclassifications	1.9	(11.4)	(9.5)
Amounts reclassified into earnings	—	0.4	0.4

Net current period other comprehensive income (loss)	1.9	(11.0)	(9.1)

Balance at December 31, 2012	(2.8)	(40.8)	(43.6)

Other comprehensive income before reclassifications	1.3	33.0	34.3
Amounts reclassified into earnings	—	2.5	2.5

Net current period other comprehensive income	1.3	35.5	36.8

Balance at December 31, 2013	(1.5)	(5.3)	(6.8)

Other comprehensive loss before reclassifications	(9.7)	(25.2)	(34.9)
Amounts reclassified into earnings	—	0.1	0.1

Net current period other comprehensive loss	(9.7)	(25.1)	(34.8)

Balance at December 31, 2014	$(11.2)	$(30.4)	$(41.6)

(a)	All amounts are net of tax.

Reclassification out of Accumulated Other Comprehensive Loss

The reclassification out of accumulated other comprehensive loss for the year ended December 31, 2014 was as follows (in millions):

	Amount Reclassified from Accumulated Other Comprehensive Loss	Affected Line Item in the Statement of Comprehensive Loss
Pension and OPEB Liability
Amortization of unrecognized loss	$—	(a)
Amortization of prior service cost	0.1	(a)

	0.1	Pre-tax
Tax effect	—	Tax expense

Total reclassification for the period	$0.1	Net of tax

(a)	These accumulated other comprehensive income components are included in the computation of net periodic pension cost. See Note 12 for further information on the adjustments related to defined benefit plans.

NOTE 18 — MISCELLANEOUS, NET

	Year Ended December 31,
	2014	2013	2012
Costs associated with the sale of receivables	$6.0	$5.7	$6.2
Strategic review costs	2.6	—	—
Foreign currency exchange losses	0.1	—	—
Debt forgiveness	(0.1)	(0.1)	—
Value-added tax refunds	—	(2.0)	—

Other expense, net	$8.6	$3.6	$6.2

NOTE 19 — OTHER INFORMATION

Cash payments

Cash payments for interest and income taxes (net of refunds) were as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
Interest	$52.2	$52.1	$52.5
Income taxes (net of refunds)	$2.5	$0.9	$7.7

Non-U.S. cash

Holdings has its bank accounts with a relatively small number of high quality financial institutions. Substantially all of the cash and cash equivalents, including cash balances at non-U.S. subsidiaries, at December 31, 2014 and 2013 were uninsured. Holdings’ non-U.S. subsidiaries had cash balances of $9.8 million and $16.2 million at December 31, 2014 and 2013, respectively. During the year ended December 31, 2014, Holdings’ Spanish subsidiary and one of its Mexican subsidiaries distributed cash dividends of $7.6 million and $1.8 million, respectively, to their U.S. parent companies. During the year ended December 31, 2013, Holdings’ Spanish subsidiary and one of its Mexican subsidiaries distributed cash dividends of $3.4 million and $2.0 million, respectively, to their U.S. parent companies.

NOTE 20 — CONCENTRATION OF RISK

Holdings sells vehicle parts to a wide base of customers primarily in the automotive aftermarket. Holdings has outstanding receivables owed by these customers and to date has experienced no significant collection problems. For the year ended December 31, 2014, sales to three customers, AutoZone, Inc. (“AutoZone”), General Motors Company (“GM”) and Advance Stores Company, Inc. (“Advance”), accounted for 27.2%, 14.5% and 10.5% of total net sales, respectively. For the year ended December 31, 2013, sales to two customers, AutoZone and GM, accounted for 29.2% and 10.1% of total net sales, respectively. For the year ended December 31, 2012, sales to a single customer, AutoZone, accounted for 32.6% of total net sales. No other customers accounted for more than 10% of total net sales for the years ended December 31, 2014, 2013 and 2012. At December 31, 2014 and 2013, the receivable balances from AutoZone were $115.1 million and $129.1 million, respectively. At December 31, 2014 and 2013, the receivable balances from GM were $20.4 million and $17.6 million, respectively. At December 31, 2014 and 2013, the receivable balance from Advance was $14.3 million and $10.1 million, respectively.

NOTE 21 — QUARTERLY FINANCIAL INFORMATION (unaudited)

The following is a summary of the unaudited quarterly results of operations. Holdings believes that all adjustments considered necessary for a fair presentation in accordance with generally accepted accounting principles have been included (in millions).

	Quarter Ended March 31, 2014	Quarter Ended June 30, 2014	Quarter Ended September 30, 2014	Quarter Ended December 31, 2014
Net sales	$251.6	$251.5	$251.3	$255.4
Gross profit	32.7	39.5	32.2	34.2
Net (loss) income	(12.5)	(25.6)	2.6	(0.7)

	Quarter Ended March 31, 2013	Quarter Ended June 30, 2013	Quarter Ended September 30, 2013	Quarter Ended December 31, 2013
Net sales	$245.8	$252.4	$252.1	$245.6
Gross profit	38.7	40.8	40.1	39.1
Net income (loss)	(5.1)	1.7	(1.8)	(7.0)

Holdings’ quarterly results were affected by the gains and (losses) described in Notes 2, 7 and 13. Below is a summary of the gains and (losses). None of these gains and (losses) affected net sales or gross profit. The amounts below are after-tax amounts (in millions):

		Quarter Ended March 31, 2014	Quarter Ended June 30, 2014	Quarter Ended September 30, 2014	Quarter Ended December 31, 2014
Note 2	Restructuring costs	$(2.6)	$(2.6)	$(3.6)	$(1.7)
Note 7	Trademark impairment loss	—	(23.5)	—	—

		Quarter Ended March 31, 2013	Quarter Ended June 30, 2013	Quarter Ended September 30, 2013	Quarter Ended December 31, 2013
Note 2	Restructuring costs	$(0.2)	$(1.1)	$(0.5)	$(2.9)
Note 7	Trademark impairment loss	—	—	—	(1.2)
Note 13	Patent litigation costs	—	—	—	(1.4)
Note 13	Antitrust litigation costs	—	—	(0.1)	—

NOTE 22 — GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS

Certain of Holdings’ subsidiaries have guaranteed UCI International, Inc.’s obligations under the Senior Notes described in Note 10. Certain of Holdings’ subsidiaries have entered into guarantee and security arrangements in respect of UCI International, Inc.’s indebtedness under the Senior Secured Credit Facilities described in Note 10.

The financial information that follows includes condensed financial statements for (a) Holdings, which is the parent of UCI International, Inc. and a guarantor of the Senior Notes, (b) UCI International, Inc., which is the issuer of the Senior Notes and borrower under the Senior Secured Credit Facilities, (c) certain of the U.S. subsidiaries, which guarantee the Senior Notes and borrowings under the Senior Secured Credit Facilities (the “Guarantor Subsidiaries”), (d) the non-U.S. subsidiaries and certain U.S. subsidiaries which do not guarantee the Senior Notes and borrowings under the Senior Secured Credit Facilities (the “Non-Guarantor Subsidiaries”), and (e) consolidated Holdings. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions.

Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees are full and unconditional and joint and several.

Condensed Consolidating Balance Sheet

December 31, 2014

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Assets
Current assets
Cash and cash equivalents	$44,468	$—	$75	$2,626	$31,945	$9,822
Intercompany receivables - current	—	(255,603)	2,071	179,121	39,306	35,105
Accounts receivable, net	216,473	—	—	—	197,306	19,167
Related party receivables	17,208	—	—	—	17,208	—
Inventories, net	230,924	—	—	—	199,400	31,524
Deferred tax assets	30,901	—	—	1,466	27,649	1,786
Other current assets	19,926	—	4	2,163	10,590	7,169

Total current assets	559,900	(255,603)	2,150	185,376	523,404	104,573
Property, plant and equipment, net	168,834	—	—	—	123,938	44,896
Investment in subsidiaries	—	(863,410)	128,077	624,563	110,770	—
Goodwill	308,080	—	—	—	278,571	29,509
Other intangible assets, net	310,351	—	—	—	304,895	5,456
Intercompany receivables non-current	—	(100,005)	100,000	—	5	—
Deferred financing costs, net	11,578	—	—	11,578	—	—
Other long-term assets	1,380	—	—	—	681	699

Total assets	$1,360,123	$(1,219,018)	$230,227	$821,517	$1,342,264	$185,133

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$143,618	$—	$—	—	114,834	28,784
Current maturities of long-term debt	23,166	—	—	23,000	159	7
Related party payables	2,450	—	1,706	—	—	744
Intercompany payables - current	—	(255,603)	—	3,160	220,709	31,734
Product returns liability	37,635	—	—	—	37,150	485
Interest payable	13,083	—	—	13,083	—	—
Accrued expenses and other current liabilities	50,869	—	2,940	(6,753)	47,668	7,014

Total current liabilities	270,821	(255,603)	4,646	32,490	420,520	68,768
Long-term debt, less current maturities	684,998	—	—	684,679	301	18
Long-term related party payables	101	—	—	—	101	—
Pension and other post-retirement liabilities	97,720	—	—	—	96,906	814
Deferred tax liabilities	78,254	—	—	(23,729)	98,185	3,798
Intercompany payables - non-current	—	(100,005)	—	—	100,000	5
Other long-term liabilities	2,648	—	—	—	1,688	960
Total shareholder’s equity (deficit)	225,581	(863,410)	225,581	128,077	624,563	110,770

Total liabilities and shareholder’s equity (deficit)	$1,360,123	$(1,219,018)	$230,227	$821,517	$1,342,264	$185,133

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

Condensed Consolidating Statement of Comprehensive Income (Loss) (Unaudited)

Twelve Months Ended December 31, 2014

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net sales	$1,009,793	$(166,566)	$—	$—	$951,472	$224,887
Cost of sales	871,229	(166,566)	—	—	845,516	192,279

Gross profit	138,564	—	—	—	105,956	32,608
Operating expenses
Selling, general and administrative	(63,218)	—	—	(696)	(54,392)	(8,130)
Amortization of acquired intangible assets	(22,167)	—	—	—	(21,237)	(930)
Restructuring costs, net	(16,876)	—	—	—	(16,762)	(114)
Trademark impairment loss	(38,000)	—	—	—	(38,000)	—
Patent litigation costs	(158)	—	—	—	(158)	—
Antitrust litigation costs	(44)	—	—	—	(44)	—

Operating (loss) income	(1,899)	—	—	(696)	(24,637)	23,434
Other expense
Interest (expense) income, net	(50,454)	—	4,878	(55,398)	(5)	71
Intercompany interest	—	—	2,017	22,261	(24,104)	(174)
Miscellaneous, net	(8,589)	—	(2,216)	(60)	(6,330)	17

(Loss) income before income taxes	(60,942)	—	4,679	(33,893)	(55,076)	23,348
Income tax benefit (expense)	24,694	—	(2,470)	13,302	20,717	(6,855)

Net (loss) income before equity in earnings of subsidiaries	(36,248)	—	2,209	(20,591)	(34,359)	16,493
Equity (deficit) in earnings of subsidiaries	—	39,830	(38,457)	(17,866)	16,493	—

Net (loss) income	$(36,248)	$39,830	$(36,248)	$(38,457)	$(17,866)	$16,493

Comprehensive (loss) income	$(71,040)	$120,622	$(86,707)	$(68,494)	$(47,903)	$11,442

Condensed Consolidating Statement of Comprehensive Income (Loss)

Year Ended December 31, 2013

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net sales	$995,930	$(125,055)	$—	$—	$937,030	$183,955
Cost of sales	837,267	(125,055)	—	—	797,514	164,808

Gross profit	158,663	—	—	—	139,516	19,147
Operating expenses
Selling, general and administrative	(84,655)	—	—	(7,666)	(67,628)	(9,361)
Amortization of acquired intangible assets	(22,176)	—	—	—	(21,237)	(939)
Restructuring costs, net	(7,593)	—	—	—	(6,498)	(1,095)
Trademark impairment loss	(2,000)	—	—	—	(2,000)	—
Patent litigation costs	(2,200)	—	—	—	(2,200)	—
Antitrust litigation costs	(198)	—	—	—	(198)	—

Operating income (loss)	39,841	—	—	(7,666)	39,755	7,752
Other expense
Interest (expense) income, net	(51,453)	—	36	(54,441)	(13)	2,965
Intercompany interest	—	—	66	22,273	(22,052)	(287)
Miscellaneous, net	(3,623)	—	(1)	—	(5,613)	1,991

(Loss) income before income taxes	(15,235)	—	101	(39,834)	12,077	12,421
Income tax benefit (expense)	2,993	—	—	15,196	(8,504)	(3,699)

Net (loss) income before equity in earnings of subsidiaries	(12,242)	—	101	(24,638)	3,573	8,722
Equity in earnings of subsidiaries	—	(8,674)	(12,343)	12,295	8,722	—

Net (loss) income	$(12,242)	$(8,674)	$(12,242)	$(12,343)	$12,295	$8,722

Comprehensive income (loss)	$24,621	$(82,641)	$23,406	$24,520	$49,158	$10,178

Condensed Consolidating Statement of Comprehensive Income (Loss)

Year Ended December 31, 2012

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net sales	$984,497	$(121,109)	$—	$—	$936,993	$168,613
Cost of sales	775,238	(121,109)	—	—	747,501	148,846

Gross profit	209,259	—	—	—	189,492	19,767
Operating expenses
Selling, general and administrative	(96,832)	—	(3)	(17,779)	(69,861)	(9,189)
Amortization of acquired intangible assets	(22,165)	—	—	—	(21,246)	(919)
Restructuring costs, net	(5,877)	—	—	—	(2,477)	(3,400)
Antitrust litigation costs	(1,228)	—	—	—	(1,228)	—

Operating income (loss)	83,157	—	(3)	(17,779)	94,680	6,259
Other expense
Interest expense, net	(54,765)	—	—	(54,708)	(55)	(2)
Intercompany interest	—	—	—	22,397	(22,035)	(362)
Miscellaneous, net	(6,188)	—	1	—	(6,204)	15

Income (loss) before income taxes	22,204	—	(2)	(50,090)	66,386	5,910
Income tax (expense) benefit	(7,577)	—	—	17,320	(18,771)	(6,126)

Net income (loss) before equity in earnings of subsidiaries	14,627	—	(2)	(32,770)	47,615	(216)
Equity in earnings of subsidiaries	—	(61,812)	14,629	47,399	(216)	—

Net income (loss)	$14,627	$(61,812)	$14,627	$14,629	$47,399	$(216)

Comprehensive income (loss)	$5,472	$(67,375)	$27,298	$5,474	$38,244	$1,831

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2014

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net cash provided by (used in) operating activities	$(18,657)	$—	$74	$(17,400)	$(6,245)	$4,914

Cash flows from investing activities:
Capital expenditures	(34,451)	—	—	—	(28,348)	(6,103)
Proceeds from sale of property, plant and equipment	4,395	—	—	—	3,905	490

Net cash provided by (used in) investing activities	(30,056)	—	—	—	(24,443)	(5,613)

Cash flows from financing activities:
Revolver borrowings	30,000	—	—	30,000	—	—
Revolver repayments	(10,000)	—	—	(10,000)	—	—
Debt repayments	(3,070)	—	—	(3,000)	(59)	(11)
Excess proceeds over net book value of long-lived assets sold to an entity under common control	839	—	—	—	839	—
Intercompany dividends received (paid)	—	—	—	—	9,446	(9,446)
Change in intercompany indebtedness	—	—	—	—	(5,000)	5,000

Net cash provided by (used in) financing activities	17,769	—	—	17,000	5,226	(4,457)
Effect of exchange rate changes on cash	(1,207)	—	—	—	—	(1,207)

Net (decrease) increase in cash and cash equivalents	(32,151)	—	74	(400)	(25,462)	(6,363)
Cash and cash equivalents at beginning of period	76,619	—	1	3,026	57,407	16,185

Cash and cash equivalents at end of period	$44,468	$—	$75	$2,626	$31,945	$9,822

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2013

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net cash provided by (used in) operating activities	$39,865	$—	$—	$(55,539)	$81,993	$13,411

Cash flows from investing activities:
Capital expenditures	(40,619)	—	—	—	(33,077)	(7,542)
Proceeds from sale of property, plant and equipment	1,448	—	—	—	86	1,362

Net cash provided by (used in) investing activities	(39,171)	—	—	—	(32,991)	(6,180)

Cash flows from financing actvities:
Debt repayments	(3,089)	—	—	(3,000)	(88)	(1)
Intercompany dividend received (paid)	—	—	—	—	5,374	(5,374)
Change in intercompany indebtedness	—	—	—	—	(1,802)	1,802

Net cash provided by (used in) financing activities	(3,089)	—	—	(3,000)	3,484	(3,573)
Effect of exchange rate changes on cash	97	—	—	—	—	97

Net (decrease) increase in cash and cash equivalents	(2,298)	—	—	(58,539)	52,486	3,755
Cash and cash equivalents at beginning of period	78,917	—	1	61,565	4,921	12,430

Cash and cash equivalents at end of period	$76,619	$—	$1	$3,026	$57,407	$16,185

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